Form 20-F
period 2025-12-31
DEUTSCHE BANK AKTIENGESELLSCHAFT
filed 2026-03-12
CIK 1159508

1
–

As filed with the Securities and Exchange Commission on March 12, 2026
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
or
☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED December 31, 2025
or
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
or
☐SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number 1-15242
Deutsche Bank Aktiengesellschaft
(Exact name of Registrant as specified in its charter)
Deutsche Bank Corporation
(Translation of Registrant’s name into English)
Federal Republic of Germany
(Jurisdiction of incorporation or organization)
Taunusanlage 12, 60325 Frankfurt am Main, Germany.
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
Ordinary Shares, no par value  1,902,873,264
(as of December 31, 2025)
2
–
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
Yes ☐ No ☐
Securities registered or to be registered pursuant to Section 12(b) of the Act (as of February 28, 2026)

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, no par value	DB	The New York Stock Exchange
DB Gold Double Long Exchange Traded Notes due February 15, 2038	DGP	NYSE Arca, Inc.
DB Gold Double Short Exchange Traded Notes due February 15, 2038	DZZ	NYSE Arca, Inc.
DB Gold Short Exchange Traded Notes due February 15, 2038	DGZ	NYSE Arca, Inc.
3
–

Deutsche Bank
Annual Report 2025 on Form 20-F
4
–

Deutsche Bank
Annual Report 2025 on Form 20-F
5
–

Deutsche Bank
Annual Report 2025 on Form 20-F
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
Inclusion of its Annual Report
Deutsche Bank has included as an integral part of this Annual Report on Form 20-F its Annual Report 2025, to which the bank refers to in response to certain items included in Form 20-F. Certain portions of the Annual Report 2025 have been omitted, as indicated therein. The included Annual Report 2025 contains the consolidated financial statements, which the bank refers to in response to Items 8 and 18.
The Annual Report 2025 and consolidated financial statements included herein differ from those Deutsche Bank publishes for other purposes (the “non-SEC” versions thereof) in that the financial information presented in the Annual
Report 2025 and consolidated financial statements included herein has been prepared in accordance with International
Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The financial information as well as financial targets and capital objectives presented in the non-SEC Annual Report 2025 and consolidated financial statements included therein, by contrast, have been prepared in accordance with IFRS as issued by the IASB and endorsed by the European Union (EU), including, effective as of January 1, 2020, the application of fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU carve out version of International Accounting Standard (IAS) 39. Deutsche Bank does not use the IASB IFRS financial results presented in this document as a basis for measuring the bank’s progress towards its financial targets or capital objectives. For further information, see Note 01 “Material accounting policies and critical accounting estimates – Basis of accounting – EU carve out” to the consolidated financial statements.
Such consolidated financial statements differ from those contained in the Annual Report 2025 used for other purposes
(the “non-SEC financial statements”) in that (i) Notes 42, 43 and 44 of the non-SEC financial statements, which address
non-U.S. requirements, have been deleted, and (ii) Note 42, which addresses U.S. requirements, has been added to the included financial statements.
The consolidated financial statements have been audited by EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft, as described in their “Report of Independent Registered Public Accounting Firm” included in the Annual Report 2025. Such report is included only in the version of the Annual Report 2025 included in this Annual Report on Form 20-F.
6
–

Deutsche Bank
Annual Report 2025 on Form 20-F
Cautionary Statement Regarding Forward-Looking Statements
Deutsche Bank makes certain forward-looking statements in this document with respect to its financial condition and results of operations. In this document, forward-looking statements include, among others, statements relating to:
–The potential development and impact on the bank from the challenging global macroeconomic and geopolitical environment, market conditions and the legal and regulatory environment to which the bank is subject. This includes the significant escalation in global trade tensions, divergence in monetary policies, risk of market corrections, along with elevated geopolitical risks
–Deutsche Bank's ability to meet its strategic initiatives planned for 2026-2028 could be adversely affected by these economic, geopolitical and business conditions, along with the legal and regulatory environment
The development of aspects of Deutsche Bank’s results of operations
–The bank’s expectations of the impact of risks that affect the bank’s businesses, including the risks of losses in its trading businesses and credit exposures
–Other statements relating to the bank’s future business development and economic performance
In addition, Deutsche Bank may from time to time make forward-looking statements in the periodic reports to the United
States Securities and Exchange Commission on Form 6-K, annual and interim reports, invitations to Annual General
Meetings and other information sent to shareholders, offering circulars and prospectuses, press releases and other written materials. Deutsche Bank’s Management Board, Supervisory Board, officers and employees may also make oral forward-looking statements to third parties, including financial analysts.
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
–Other changes in general economic and business conditions or market corrections
–Changes in the geopolitical environment
–Changes and volatility in currency exchange rates, interest rates and asset prices
–Changes in governmental policy and regulation, including measures taken in response to economic, business, political and social conditions
–The potential development and impact on the bank of legal and regulatory proceedings to which the bank is or may become subject
–Changes in the bank’s competitive environment
–The success of acquisitions, divestitures, mergers and strategic investments and alliances
–Other factors, including those the bank refers to in “Item 3: Key Information – Risk Factors” and elsewhere in this document and others to which the bank does not refer
7
–

Deutsche Bank
Annual Report 2025 on Form 20-F
Use of Non-GAAP financial measures
This document and other documents Deutsche Bank has published or may publish contain Non-GAAP financial measures. Non-GAAP financial measures are measures of the bank’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the financial statements. Examples of Deutsche Bank’s Non-GAAP financial measures and the most directly comparable IFRS financial measures, are as follows:

Non-GAAP financial measure	Most Directly Comparable IFRS financial measure
Net interest income in the key banking book segments	Net interest income
Revenues on a currency-adjusted basis	Net revenues
Adjusted costs, Costs on a currency-adjusted basis, Nonoperating costs	Noninterest expenses
Net assets (adjusted)	Total assets
Tangible shareholders’ equity, Average tangible shareholders’ equity, Tangible book value, Average tangible book value	Total shareholders’ equity (book value)
Post-tax return on average tangible shareholders’ equity (based on Profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon)	Post-tax return on average shareholders’ equity
Tangible book value per basic share outstanding, Book value per basic share outstanding	Book value per share outstanding
For descriptions of these Non-GAAP financial measures and the adjustments made to the most directly comparable financial measures under IFRS, please refer to “Supplementary Information (Unaudited): Non-GAAP financial measures”, which is included herein.
When used with respect to future periods, Non-GAAP financial measures used by Deutsche Bank are also forward-
looking statements. The bank cannot predict or quantify the levels of the most directly comparable financial measures under IFRS that would correspond to these measures for future periods. This is because neither the magnitude of such
IFRS financial measures, nor the magnitude of the adjustments to be used to calculate the related Non-GAAP financial measures from such IFRS financial measures, can be predicted. Such adjustments, if any, will relate to specific, currently unknown, events and in most cases can be positive or negative, so that it is not possible to predict whether, for a future period, the Non-GAAP financial measure will be greater than or less than the related IFRS financial measure.
Use of Internet Addresses
This document contains inactive textual addresses of Internet websites operated by the bank and third parties.
Reference to such websites is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.

8
–

Deutsche Bank	Item 3: Key Information
Annual Report 2025 on Form 20-F	Dividends
PART I
Item 1: Identity of Directors, Senior Management and
Advisers
Not required because this document is filed as an Annual Report.
Item 2: Offer Statistics and Expected Timetable
Not required because this document is filed as an Annual Report.
Item 3: Key Information
Dividends
The following table shows the dividend per share in Euro and in U.S. dollars for the years ended December 31, 2025,
2024, 2023, 2022 and 2021. Deutsche Bank declares dividends at its Annual General Meeting following each year. For
2025, the Management Board intends to propose to the Annual General Meeting to pay a dividend of € 1.00 per share.
Deutsche Bank’s dividends are based on the non-consolidated results of Deutsche Bank AG as prepared in accordance with German accounting principles. Because the Group declares dividends in euro, the amount an investor actually receives in any other currency depends on the exchange rate between Euro and that currency at the time the euros are converted into that currency.
In general, the German withholding tax applicable to dividends is 26.375% (consisting of a 25% withholding tax and an effective 1.375% surcharge). Under the German Investment Tax Act, dividends received by an investment fund within the meaning of the German Investment Tax Act are subject to 15% German withholding tax equal to the treaty tax rate. For individual German tax residents, the withholding tax paid represents for private dividends, generally, the full and final income tax applicable to the dividends. Dividend recipients who are tax residents of countries that have entered into a convention for avoiding double taxation may be eligible to receive a refund from the German tax authorities for a portion of the amount withheld and in addition may be entitled to receive a tax credit for the German withholding tax not refunded in accordance with their local tax law.
Generally, U.S. residents will be entitled to receive a refund equal to 11.375% of the dividends paid. For U.S. federal income tax purposes, the dividends the Group pays are not eligible for the dividends received deduction generally allowed for dividends received by U.S. corporations from other U.S. corporations.
Dividends in the table below are presented before German withholding tax.
See “Item 10: Additional Information – Taxation” for more information on the tax treatment of the bank’s dividends.

			Payout ratio[2,3]
Financial Year for which dividend is paid	Dividends per share[1]	Dividends per share	Basic earnings per share	Diluted earnings per share
2025 (proposed)	$ 1.17	€ 1.00	33%	34%
2024	$ 0.77	€ 0.68	36%	37%
2023	$ 0.49	€ 0.45	16%	16%
2022	$ 0.32	€ 0.30	13%	13%
2021	$ 0.21	€ 0.20	20%	21%
N/M – Not meaningful
1From 2025 onwards, dividends declared and paid in U.S. $ were translated from € into U.S. $ based on the exchange rates as of the payment date. This is a change in presentation only and does not affect the amount of dividends paid. For the current year proposed divided, the translation has been performed using the exchange rate on the last business day of the year
2Payout ratio defined as dividends per share the Group paid in respect of each financial year as a percentage of basic and diluted earnings per share for that year
9

Deutsche Bank	Item 3: Key Information
Annual Report 2025 on Form 20-F	Capitalization and Indebtedness
Capitalization and Indebtedness
Consolidated capitalization in accordance with IFRS as issued by the IASB as of December 31, 2025 in € m.
Debt:[1]
Long-term debt	114,754
Trust preferred securities	283
Long-term debt at fair value through profit or loss	27,299
Total debt	142,336

Shareholders’ equity:
Common shares (no par value)	4,891
Additional paid-in capital	38,281
Retained earnings	30,275
Common shares in treasury, at cost	(185)
Accumulated other comprehensive income, net of tax
Unrealized net gains (losses) on financial assets at fair value through other comprehensive income, net of tax and other	(819)
Unrealized net gains (losses) on derivatives hedging variability of cash flows, net of tax	(36)
Unrealized net gains (losses) on assets classified as held for sale, net of tax
Unrealized net gains (losses) attributable to change in own credit risk of financial liabilities designated at fair value through profit and loss, net of tax	(192)
Foreign currency translation, net of tax	(3,211)
Unrealized net gains (losses) from equity method investments	10
Total shareholders’ equity	69,015
Additional equity components	11,708
Noncontrolling interests	1,562
Total equity	82,285
Total capitalization	224,621
1€46,560 million (33%) of Deutsche Bank’s debt was secured as of December 31, 2025.
Reasons for the Offer and Use of Proceeds
Not required because this document is filed as an Annual Report.
10

Deutsche Bank	Item 3: Key Information
Annual Report 2025 on Form 20-F	Risk Factors
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
Summary of Risk Factors
Risks Relating to the Macroeconomic, Geopolitical and Market Environment. Deutsche Bank is materially affected by global macroeconomic, geopolitical and market conditions. Significant challenges may arise from evolving global trade tensions, political instability, asset deterioration, market volatility and a deteriorating macroeconomic environment.
These risks could negatively affect the business environment, leading to weaker economic activity and a broader correction in the financial markets. Materialization of these risks could negatively affect Deutsche Bank’s results of operations and financial condition as well as the bank’s ability to achieve its strategic plans and financial targets.
Risks Relating to Deutsche Bank’s Strategy and Business. If Deutsche Bank is unable to meet its 2028 financial targets due to a significant deterioration in the global macroeconomic environment, an adverse change in market confidence in the banking sector and/or client behavior, the bank may incur unexpected losses or experience lower than planned profitability. This could result in an erosion of the bank’s capital or liquidity base, which could adversely affect its ability to access the debt capital markets or to sell assets during periods of market or firm specific liquidity constraints. This may significantly impact Deutsche Bank’s business model, results of operations, and ability to make desired cash distributions and share buybacks.
Risks Relating to Regulation and Supervision. Prudential reforms and increased regulatory scrutiny affecting the financial sector continue to have a significant impact on Deutsche Bank, which may adversely affect its business and, in cases of non-compliance, could lead to regulatory sanctions against the bank, including prohibitions against making dividend payments, share buybacks or payments on Deutsche Bank's regulatory capital instruments, or increasing regulatory capital and liquidity requirements. Regulatory changes may impact how key subsidiaries are funded which could affect how businesses operate and negatively impact results. Regulatory actions may also require Deutsche Bank to change its business model or result in some business activities becoming unviable. Regulatory and legislative changes could require
Deutsche Bank to maintain increased capital and debt that can be bailed in in a resolution scenario to abide by tightened liquidity requirements. Any perceptions in the market that the bank may be unable to meet its capital or liquidity requirements could intensify the effect of these factors on the bank’s business and results.
Risks Relating to Deutsche Bank’s Internal Control Environment. The bank continually enhances the effectiveness of its internal control environment and improves its infrastructure to align with updated regulatory requirements and to close gaps identified by the bank and/or by regulators and monitors. If progress is slower than anticipated or the bank fails to deliver durable improvements, Deutsche Bank’s reputation, regulatory position and financial results could be adversely affected.
Risks Relating to Technology, Data and Innovation. Digitalization and the speed of innovation in areas such as artificial intelligence (AI) may offer market entry opportunities for new competitors. AI has the potential to amplify existing risk factors across various domains. The emergence of agentic AI solutions has the potential to enable autonomous decision making within processes, increasing the probability of undetected mistakes. For example, autonomous AI agents could distort or override defined objectives and optimize in ways that undermine regulatory, ethical, or operational safeguards, such as prioritizing speed or performance metrics over compliance obligations, fairness standards, or critical quality controls. If Deutsche Bank does not address these emerging risks, it may face compliance issues, operational inefficiencies and potential losses, along with reputational risks that could weaken the market’s confidence in Deutsche
Bank’s ability to apply AI responsibly.
Risks Relating to Litigation, Regulatory Enforcement Matters, Investigations and Tax Examinations. The bank operates in a highly regulated and litigious environment, potentially exposing the bank to liabilities and other costs, the amounts of which may be substantial and difficult to estimate, as well as to legal and regulatory sanctions and reputational risks.
Should any legal proceedings or investigations result in a finding that the bank failed to comply with an applicable law, result in guilty pleas or convictions, Deutsche Bank could be exposed to material damages, fines, limitations on business, remedial undertakings, criminal prosecution or other material adverse effects on the bank's financial condition as well as risk to the bank’s reputation and potential loss of business as a result of extensive media attention.
11

Deutsche Bank	Item 3: Key Information
Annual Report 2025 on Form 20-F	Risk Factors
Climate Change and Other Risks Relating to Environmental, Social and Governance (ESG)-Related Matters. The impacts of rising global temperatures and the associated policy, technology and behavioral changes required to limit global warming and nature degradation have led to emerging sources of financial and non-financial risks. These include the physical risk impacts from extreme weather events and the risk that financial institutions face from increased scrutiny from governments, regulators, shareholders, and other bodies. The emergence of significantly diverging (and sometimes conflicting) ESG regulatory and/or disclosure standards across jurisdictions could lead to higher costs, including compliance costs, and increased risks of failing to meet the respective regulatory requirements in each jurisdiction.
Other Risks - Deutsche Bank is also subject to other risks, including the following:
–Deutsche Bank’s risk management policies, procedures and methods may leave the bank exposed to unidentified or unanticipated risks, which could lead to material losses
–As Deutsche Bank is dependent on legacy infrastructure providers with challenged business models, the bank therefore has become more reliant on cloud-based and data intensive platforms which increases concentration risk
–Deutsche Bank utilizes a variety of third parties in support of its business and operations. Services provided by third parties pose risks to the bank comparable to if Deutsche Bank performed the services internally. If such a third party does not conduct business in accordance with applicable standards or the bank’s expectations, Deutsche Bank could be exposed to material losses, regulatory action, litigation or reputational damage
–Operational risks, which may arise from errors in the performance of the bank’s processes, the conduct of its employees, shortfalls in access management, instability, malfunction or outage of IT systems and infrastructure, or loss of business continuity, or comparable issues with respect to the bank's vendors, may disrupt Deutsche Bank’s businesses and lead to material losses
–Deutsche Bank’s large clearing and settlement business poses risks if it fails to operate properly for even short periods
–Impairments of goodwill and other intangible assets and reductions in deferred tax assets in the future may have material adverse effects on Deutsche Bank’s profitability, equity and financial condition
–In addition to Deutsche Bank’s traditional banking businesses of deposit-taking and lending, the bank may also engage in nontraditional credit businesses in which credit is extended via transactions that materially increase the bank’s exposure to credit risk
–A substantial proportion of the bank’s assets and liabilities comprise financial instruments carried at fair value, with changes in fair value recognized in the income statement, which could result in future losses and impact profitability.
–Deutsche Bank is exposed to pension risks which can materially impact the measurement of its pension obligations and could materially impact the bank’s earnings
–The evolution of digital assets increases operational, liquidity and financial risks and could impact Deutsche Bank's results of operations
–Deutsche Bank is subject to laws and other requirements relating to financial and trade sanctions and embargoes and if breached, could result in the bank being subject to material regulatory enforcement actions and penalties
–Transactions with persons targeted by U.S. economic sanctions or counterparties in countries designated by the U.S.
State Department as state sponsors of terrorism may lead potential customers and investors to avoid doing business or investing in Deutsche Bank’s securities, harm the bank’s reputation or result in regulatory or enforcement action, which could have a material and adverse effect on the bank’s business
12

Deutsche Bank	Item 3: Key Information
Annual Report 2025 on Form 20-F	Risk Factors
Risks Relating to the Macroeconomic, Geopolitical and Market Environment
Deutsche Bank is materially affected by global macroeconomic and market conditions. Significant challenges may arise from evolving global trade tensions, political instability, asset deterioration, market volatility and a deteriorating macroeconomic environment. These risks could negatively affect the business environment, leading to weaker economic activity and a broader correction in the financial markets. Materialization of these risks could negatively affect Deutsche
Bank’s results of operations and financial condition as well as the bank’s ability to achieve its strategic plans and financial targets. Deutsche Bank takes step to manage these risks through its risk management and hedging activities but remains exposed to these macroeconomic and market risks.
The macroeconomic and market environment in 2025 was defined by persistent uncertainty, policy divergence, and heightened volatility factors that collectively shaped the risk landscape for the bank and its stakeholders. This included a significant escalation in global trade tensions, particularly in the first half of the year following the U.S. administration's announcement of sweeping “reciprocal” tariffs and with even more punitive measures targeted at China, along with ongoing uncertainty around Russia’s war in Ukraine and global divergence on central banks' monetary policies which have led to significant currency movements. In Europe, uncertainty around political stability and fiscal positions for certain larger economies led to sovereign credit rating downgrades and pressure on bond yields which could have a negative impact on the economy and ultimately impact the creditworthiness of European clients. Although the U.S.
economy expects growth in 2026, inflation is expected to remain elevated in the near term and slower labor force growth could devalue or create volatility in the U.S. dollar exchange rate, which could negatively impact the bank’s revenues and results of operations.
Germany stagnated and there was weak growth across Europe during 2025 as market activity and sentiment was impacted by the escalating trade conflict with the U.S. and increased competition with China, especially in the automotive sector. In 2026, external headwinds are expected to remain, inflationary pressures from fiscal easing and a tightening labor market may lead to inflation risks and pressure on the ECB to raise interest rates. These risks could have a negative impact on the European economy and adversely affect Deutsche Bank’s loan growth and ability to achieve its strategic goals.
Large-cap technology stocks have fueled concerns about a potential AI-driven bubble. Gold reached record highs as investors sought safe havens amid persistent uncertainty, while long-term bond yields fluctuated in response to shifting fiscal and political dynamics. Volatility or sharp declines or market corrections in asset prices and bond yields could adversely impact the banks profitability and result in financial losses.
Commercial real estate (CRE) remains a key risk for potential increases in provisions for credit losses, with refinancing challenges and price stabilization still uncertain, particularly in the U.S. While market indicators point to stabilizing CRE prices, significant impairment risk remains depending on property types and regions (e.g., U.S. office space on the West
Coast) and could result in Deutsche Bank experiencing loan loss provisions higher than expected.
Private credit and activities from non-bank financial institutions (NBFI), continued to face pressure from higher interest rates, refinancing risks, and subdued investor sentiment. Failures of a select number of sub-prime lenders in the U.S.
increased investor focus on risks associated with private credit and raised wider concerns around underwriting standards and fraud risk. Although Deutsche Bank is not exposed to significant risks related to NBFIs, the bank could face potential indirect credit risks through interconnected portfolios and counterparties.
Overall, either in isolation or in combination with other risk factors such as the potential escalation of geopolitical risks
(see below), the aforementioned risks could lead to a deterioration in Deutsche Bank’s portfolio quality and higher than expected credit losses as well as increased capital and liquidity demands as clients draw down on funding lines. Higher volatility in financial markets could lead to increased margin calls, higher market risk RWA and elevated valuation reserves. Negative impacts on investor appetite may also impact the bank’s ability to distribute and de-risk capital market commitments, which could potentially result in losses as well as making pricing and hedging more challenging and costly. Higher volatility in capital markets amidst the challenging macro environment could also lead to increased inherent risks in several operational risks including transaction processing, internal and external fraud. It also increases the risk of idiosyncratic counterparty events both directly and indirectly, for example shortfalls under securities financing transactions.
If multiple downside risks such as renewed trade tensions, fiscal instability, or disorderly market corrections were to materialize simultaneously, these risks could have a material adverse impact on Deutsche Bank’s financial results and ability to meet its 2028 financial targets and capital objectives.
13

Deutsche Bank	Item 3: Key Information
Annual Report 2025 on Form 20-F	Risk Factors
A number of geopolitical and political risks and events could negatively affect Deutsche Bank’s business environment, including weaker economic activity, financial market corrections, or compliance risks which could reduce the bank’s ability to achieve its 2028 financial targets.
Geopolitical developments continue to present a complex and evolving risk landscape that may affect Deutsche Bank’s operating environment, market performance, and the achievement of its 2028 financial targets.
In the Middle East, the U.S. led military intervention in Iran and retaliation by Iran against targets in the Middle East, may lead to a protracted period of uncertainty in the region. A key risk is the potential for prolonged higher oil and gas prices if supplies through the Strait of Hormuz are restricted for an extended period. Deutsche Bank has limited direct exposures to the Middle East, however broader geopolitical destabilization could negatively impact the bank’s clients and have an adverse effect on Deutsche Bank's financial results (including increases in allowance for credit losses) and operations.
Recent events in Venezuela, resulting in the U.S. apprehension of President Nicolás Maduro, marks a significant geopolitical escalation which could elevate regional uncertainty, sanctions, market volatility, and cross‑border political risk. Additionally, emerging territorial claims, such as those by the U.S. administration regarding Greenland, have introduced uncertainty into the transatlantic partnership, with potential implications for European security cooperation frameworks. If there is further targeted action on other regions, there could be market-wide implications, including sovereign stress and/or market dislocation. These risks could have a material adverse effect on Deutsche Bank's results of operations.
Relations between U.S. and China remain a central risk factor for the bank. Notwithstanding recent bilateral agreements between the U.S. and China aimed at reducing trade barriers and retaliatory measures, rising U.S. and China tensions, ongoing cross-border investment restrictions and dispute over potential tariffs, sanctions, export controls, trade of rare earth minerals and critical technologies, Hong Kong and human rights, raise the specter of further economic polarization and the emergence of distinct U.S. and China-led trading blocs. The risk of retaliatory measures and broader fragmentation of global trade may increase, with potential adverse impacts on the bank’s cross-border activities and client base.
The European Union took action to protect domestic industries, proposing sharp cuts to steel import quotas and raising out-of-quota tariffs to 50%. These measures heightened the risk of retaliatory trade actions and further exacerbated global trade tensions, which could have an adverse impact on the bank's loan portfolio. Sanctions regimes became more complex and far-reaching, with sanctions intensifying in the later part of 2025. For example, the EU adopted its 19th sanctions package against Russia, introducing a phased ban on Russian liquid natural gas imports, tighter controls on banks and crypto exchanges, and expanded secondary sanctions targeting third-country entities, which increases the bank’s operational and compliance risk.
Russia’s war in Ukraine continued, with Russian attacks intensifying and Western support for Ukraine showing signs of fatigue and fragmentation. Hopes for a ceasefire remained elusive, and the risk of prolonged instability undermined global investor confidence and increased market volatility. In Russia, fast-tracked legislation enabled the sale of foreign state-owned assets, raising concerns about potential expropriation of foreign companies and increasing the risk of adverse regulatory or government actions, which could adversely affect Deutsche Bank’s operations in Russia and result in financial losses.
Hybrid and cyber warfare and operational risks emerged as significant themes. Undersea cables became targets for attack by state and non-state actors, threatening real-time services such as trading, payments, and service delivery. The bank’s vendors faced potential connectivity issues during regional outages, raising reputational, regulatory, and financial risks.
Overall, the geopolitical landscape in 2025 was characterized by persistent uncertainty, evolving risks, and the potential for rapid escalation. The interplay of trade policy, sanctions, regional conflicts, and operational threats could create a challenging environment for the bank's operations and available resources and potentially impact its business model.
Deutsche Bank expects this uncertainty to persist in 2026, which could negatively impact the bank’s results of operations or ability to achieve its 2028 financial targets.
14

Deutsche Bank	Item 3: Key Information
Annual Report 2025 on Form 20-F	Risk Factors
Risks Relating to Deutsche Bank’s Strategy and Business
If Deutsche Bank is unable to meet its 2028 financial targets or incurs future losses or low profitability, Deutsche Bank’s financial condition, results of operations and share price may be materially and adversely affected, and the bank may be unable to make contemplated distributions or share buybacks.
In November 2025, Deutsche Bank announced the next phase of its strategy, Scaling the Global Hausbank. The bank announced its financial targets and objectives for the period until 2028 and management’s focus in the next phase on accelerating value creation by scaling the Global Hausbank. While Deutsche Bank continuously plans and adapts to changing situations, there is a risk that a significant deterioration in the global macroeconomic environment, an adverse change in market confidence in the banking sector and/or client behavior, as well as higher competition, inflation or unforeseen costs could result in the bank not achieving its financial targets and objectives by the end of 2028. In addition, Deutsche Bank may incur unexpected losses including impairments and provisions, experience lower than planned profitability or an erosion of the bank’s capital or liquidity base or broader financial condition, leading to a material adverse effect on Deutsche Bank’s results of operations and share price. This also includes the risk that
Deutsche Bank will not be able to make desired cash distributions and share buybacks, which are subject to regulatory approval, shareholder authorization and meeting German corporate law requirements. In these situations, the Group would need to take actions to ensure it meets its minimum capital or liquidity objectives. These actions or measures may result in adverse effects on Deutsche Bank’s business, results of operations, strategic plans or meeting its financial targets and capital objectives.
Deutsche Bank has the objective to maintain a strong capital position with CET1 ratio operating range of 13.5-14.0%, with no less than 200 basis points distance to the Maximum Distributable Amount (MDA) threshold. The Group’s capital ratio development reflects among other things: the performance of the bank’s operating businesses; the delivery of associated benefits from change initiatives including for example front-to-back optimization and AI adoption programs;
cost related to potential litigation and regulatory enforcement actions; growth in the balance sheet usage of business divisions; changes in the bank’s tax and pensions accounts; impacts on other comprehensive income; and changes in regulation and regulatory technical standards (including assumptions made in CRR 3 rules in relation to the output floor).
Deutsche Bank enters into contracts and letters of intent in the ordinary course of business. When these are preliminary in nature or conditional, the bank is exposed to the risk that they do not result in execution of the final agreement or consummation of the proposed arrangement, putting associated benefits with such agreements at risk.
The financial results of the bank could be adversely impacted if anticipated benefits from mergers and acquisitions, joint ventures, strategic partnerships, planned cost savings and other investments do not materialize. Potential business disposals could also result in additional costs to be incurred by the bank. At the same time, any integration process would require significant time and resources, and the bank may not be able to manage the process successfully.
All of the above could have a material impact on the bank’s CET 1 ratio as well as its financial targets. It is therefore possible that the bank could fail to meet certain capital objectives e.g., the CET 1 ratio within an operating range of
13.5% to 14.0% with 200 basis points distance to the MDA as a floor; and a 60% total payout ratio from 2026 and distribution of excess capital when CET 1 ratio is sustainably above 14%.
In addition to other risks described in the Risk Factors, the following could adversely impact the bank’s strategic goals and ability to achieve its financial targets and capital objectives for 2028:
–The base case scenario for Deutsche Bank’s financial and capital plan includes revenue growth estimates which are dependent on a number of factors including: macroeconomic developments, market fee pools and market share of the overall fee pool. If there is stagnation or downturn in any of these areas this could significantly impact the bank’s ability to generate revenue growth. This base case scenario also includes assumptions regarding the bank’s ability to manage costs in future periods
–In addition, the bank’s base case scenario is based on current market implied forward interest rate curves, inflation levels and expected foreign exchange rates. If any of these develop or fluctuate differently than the bank's expectations, this could have an adverse impact on Deutsche Bank’s revenues and costs
–Reputational risk or negative market perceptions of Deutsche Bank could impact client levels, deposits or asset outflows
15

Deutsche Bank	Item 3: Key Information
Annual Report 2025 on Form 20-F	Risk Factors
Adverse market volatility, asset price deteriorations, and cautious investor sentiment may materially and adversely affect
Deutsche Bank’s revenues and operating profits, particularly in investment banking, brokerage and other commission and fee-based businesses.
Deutsche Bank has significant exposure to the financial markets and is more at risk from adverse developments in the financial markets than institutions predominantly engaged in traditional banking activities. Sustained market declines have in the past caused and can in the future cause the bank’s revenues to decline, increase hedging costs and result in material losses.
Specifically, revenues in the Investment Bank, in the form of origination and advisory fees, directly relate to the number, size, and asset values of the underlying transactions in which the bank participates and are susceptible to adverse effects from sustained market downturns or loss of market share. In addition, periods of market decline and uncertainty tend to dampen client appetite for market and credit risk, a critical driver of transaction volumes and Investment Banking &
Capital Markets (IBCM) revenues, especially transactions with higher margins. In the past, decreased client appetite for risk has led to lower levels of activity and lower levels of profitability in IBCM. If there is a reduction in market activity or
IBCM is unable to attain its expected market share, Deutsche Bank's revenues and profitability could be adversely affected.
Market downturns have in the past and may in the future lead to declines in the volume of transactions that the bank executes for its clients and could result in a decline in noninterest income. Because fees that the bank charges for managing clients’ portfolios are in many cases based on the value or performance of those portfolios, a market downturn that reduces the value of clients’ portfolios, or increases withdrawals, reduces the revenues received from Asset
Management and Private Bank businesses. Even in the absence of a market downturn, below market or negative performance by Asset Management’s investment funds may result in increased withdrawals and reduced inflows, which would impact Deutsche Bank’s revenues. While clients would be responsible for losses incurred in taking positions on their accounts, the bank may be exposed to additional credit risk and need to cover the losses if the bank does not hold adequate collateral or cannot realize the expected value of the collateral. Deutsche Bank’s businesses may also suffer if clients lose money and lose confidence in Deutsche Bank’s products and services.
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
Deutsche Bank has a continuous demand for liquidity to fund its business activities and the bank’s liquidity may be impaired if the bank is unable to access secured and/or unsecured debt markets, access funds from subsidiaries, allocate liquidity optimally across businesses, sell assets, or experiences unforeseen outflows of cash or deposits. These situations may arise due to disruptions in the financial markets, including limited liquidity, defaults by counterparties, non-
performance or other adverse developments that affect financial institutions. Such adverse developments may include the reluctance of counterparties or the market to finance Deutsche Bank’s operations due to perceptions about potential outflows (including deposit outflows) resulting from litigation, regulatory or similar matters. These items may be actual or perceived weaknesses in the bank’s businesses, business model or strategy, as well as in Deutsche Bank’s resilience to counter negative economic and market conditions. If such situations occur, internal estimates of the bank’s available liquidity over the duration of a stressed scenario could be negatively impacted.
In addition, these perceptions could affect Deutsche Bank in multiple ways like negative market perceptions which can raise Deutsche Bank's cost of accessing capital markets and negatively affect the bank's funding curve and increase funding spreads. Such situations may hinder the bank's ability to refinance assets, support business activities or maintain capital levels. As a result, the bank may be forced to sell assets at unfavorable prices or reduce business activities, including lending.
16

Deutsche Bank	Item 3: Key Information
Annual Report 2025 on Form 20-F	Risk Factors
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
Additional liquidity risks, due to negative developments in the wider financial sector, may also occur from withdrawal of deposits not insured by deposit guarantee schemes or result in deposits moving into other investment products. In times of economic uncertainty or market stress, digital banking allows depositors to swiftly move funds digitally to other market participants, leading to a faster and larger scale of deposit outflows. This risk may be exacerbated by the rollout of the European Instant Payments Regulation which could lead to accelerated outflows outside of normal business hours in addition to increased needs for intraday liquidity. In addition, higher interest rates could foster price competition among banks for retail deposits increasing Deutsche Bank’s funding costs, as well as putting further pressure on the volume of Deutsche Bank’s retail deposits, which are one of the main funding sources for the bank.
Uncertain macroeconomic developments could negatively affect Deutsche Bank’s ability to transact foreign exchange
(FX) trades due to volatility in the FX markets or if counterparties are concerned about the bank’s ability to fulfil agreed transaction terms and therefore seek to limit their exposure. In addition, if Central Bank emergency FX swap facilities were removed, this may lead to the widening of spreads in the FX markets, increased foreign currency funding costs and a reduction in USD liquidity in the market. Additionally, increased FX mismatches on the bank’s balance sheet may lead to increased collateral outflows if the Euro (Deutsche Bank’s reporting currency) materially depreciates against other major currencies and may lead to difficulties in supporting liquidity needs in different currencies.
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
Rating agencies regularly review the bank’s credit ratings, and such reviews could be negatively affected by a number of factors that can change over time, including the credit rating agency’s assessment of the financial condition of the bank or if the bank’s actual results materially differ from its strategic targets.
A reduction in Deutsche Bank’s credit rating below investment grade could affect the bank’s access to money markets, reduce its deposit base or trigger additional collateral or other requirements, which could adversely affect the cost of funding and limit the range of counterparties willing to enter into transactions with the bank. This could in turn adversely impact Deutsche Bank’s competitive position, financial results and threaten its prospects in the short to medium-term.
Deutsche Bank may have difficulties selling businesses or assets at favorable prices and may experience material losses from the sale of such assets irrespective of market conditions.
Deutsche Bank may seek to sell or otherwise reduce its exposure to assets as part of its strategy or to meet or exceed capital and leverage requirements, as well as to help the bank meet its return on tangible equity target. Where the bank sells businesses, it may remain exposed to certain losses or risks under the terms of the relevant sale agreement and the process of separating and selling such businesses may also give rise to operating risks or further losses. Unfavorable business or market conditions may make it difficult for the bank to sell businesses or assets at favorable prices, or may preclude a sale of a business or assets altogether.
17

Deutsche Bank	Item 3: Key Information
Annual Report 2025 on Form 20-F	Risk Factors
Deutsche Bank may have difficulty in identifying, integrating, and executing business combinations or other types of investments which could impact the bank’s financial performance. In addition, if Deutsche Bank is unable to pursue strategic transactions when needed, this could also materially harm the bank’s results of operations and share price.
Deutsche Bank considers business combinations and other types of investments from time to time. If investors viewed a significant business combination to be too costly, dilutive to existing shareholders or unlikely to improve the bank's competitive position, Deutsche Bank's share price could significantly decline. Also, the need to revalue certain classes of assets at fair value in a business combination may make transactions infeasible or result in an impairment of any goodwill created. In addition, business combination or other types of investments may not perform as well as expected or the bank may fail to integrate the combined entity’s operations successfully. Failure to complete announced business combinations or failure to achieve the expected benefits of any such combination or investment could materially and adversely affect profitability. Unsuccessful acquisitions could also lead to departures of key employees or additional costs if financial incentives to retain employees is required.
If Deutsche Bank avoids or is unable to enter into business combinations or if announced or expected transactions fail to materialize, market participants may perceive the bank negatively. The bank may also be unable to expand its businesses, especially into new business areas, as quickly or successfully as competitors if the bank does so through organic growth alone. These perceptions and limitations could cost Deutsche Bank business and harm its reputation, which could have material adverse effects on the bank's financial condition, results of operations and liquidity.
Intense competition, in Deutsche Bank’s home market of Germany as well as in international markets, could materially or adversely impact revenues and profitability.
Deutsche Bank operates in highly competitive markets in all business divisions. If the bank is unable to respond to the competitive environment with attractive product and service offerings that are profitable, the bank may lose market share or incur losses. In addition, downturns in the economies of these markets could add to the competitive pressure, for example, through increased price pressure and lower business volumes. Also, Deutsche Bank’s competitiveness may be impaired if it is not able to deploy capital and fund investments to grow revenues. The bank continuously monitors and responds to competitive developments to protect its market position and realize growth opportunities. Competitors in that context include large, international banks, smaller domestic banks, new international banks entering the German market, as well as emerging and non-banking competitors (e.g., digital first or fintechs). If significant competitors were to merge or be acquired, this could have an adverse impact on Deutsche Bank’s business model and opportunities to grow non-organically in the future.
18

Deutsche Bank	Item 3: Key Information
Annual Report 2025 on Form 20-F	Risk Factors
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
requirements.
Governments and regulatory authorities continue to work to enhance the resilience of the financial services industry against future crises through changes to the regulatory framework, in particular through the final implementation of the regulatory reform agenda outlined by the Basel Committee on Banking Supervision (the "Basel Committee") and, more recently, the envisaged transition towards sustainable economies.
As a core element of the reform of the regulatory framework, the Basel Committee developed and continues to refine a comprehensive set of rules regarding minimum capital adequacy and liquidity standards as well as other rules (Basel III)
which apply to Deutsche Bank (as described further in “Item 4: Regulation and Supervision” of this report under
Highlights). In July 2024, the EU prudential rules (Capital Requirements Regulation and Directive – CRR 3 and CRD 6)
took effect following their publication in the EU Official Journal in June 2024. The reform implements the Basel
Committee’s Final Basel III reforms. These reforms change how EU banks will calculate their risk weighted assets. The majority of the reforms began to apply as of January 2025, with the exception of the rules on market risk (implementing the fundamental review of the trading book – FRTB), which has been delayed by the European Commission, via a
Delegated Act, until January 2027. The output floor, which limits the internal-model RWA to ultimately 72.5% of the standardized approach RWA, will apply fully in January 2030. Final Basel III will increase the bank’s RWA and associated capital requirements. The Basel III reforms are also being implemented, with different timelines, in all major global jurisdictions. At the start of 2024, the European Banking Authority (EBA) consulted on amendments to its regulatory technical standard (RTS) on prudent valuation. This standard sets out the requirements that institutions operating in the
EU should apply to the valuation of their fair-valued assets and liabilities for prudential purposes. The EBA is working through the comments received, and depending on their final view, this may lead to an increase in Deutsche Bank’s CET
1 requirements and adversely affect its CET 1 ratio. The EBA also published its final draft RTS on off-balance sheet items in August 2025, establishing a criteria for assigning off-balance sheet items reflecting differing levels of conversion risk.
An earlier proposal during the consultation stage to cover the treatment of credit card chargeback risks in RTS has been dropped.
The implementation of new regulatory requirements or the introduction of additional, individual or increased capital requirements or similar discretionary decisions by banking supervisory authorities could have a negative effect on the capital ratio as well as reduce business opportunities and require measures to reduce risk assets or increase regulatory capital.
Furthermore, Deutsche Bank’s prudential regulators, including the European Central Bank (ECB) under the EU’s Single
Supervisory Mechanism (SSM), conduct stress tests and regular reviews of asset quality and risk management processes in accordance with the supervisory review and evaluation process (SREP). Prudential regulators have discretion to impose capital surcharges on financial institutions for risks which they deem to not be sufficiently covered by the general capital rules (Pillar 1) or impose other measures, such as restrictions on or changes to the business. In this context, the ECB has imposed, individual capital requirements on Deutsche Bank resulting from the SREP (referred to as “Pillar 2 requirements”) which it must meet with at least 75% of Tier 1 capital and at least 56.25% of CET 1 capital. Pillar 2 requirements must be fulfilled in addition to the statutory minimum capital and buffer requirements and any non-
compliance may have immediate legal consequences such as restrictions on dividend payments. In addition, regulatory supervisors could amend interpretations on previously issued guidance and require financial institutions to apply the new interpretations on a retrospective basis, which could negatively impact the bank.
Following the 2025 SREP, Deutsche Bank has been informed by the ECB of its decision regarding prudential capital requirements to be maintained from January 1, 2026 onwards, that Deutsche Bank’s Pillar 2 requirement will be 2.85% of
RWA, of which at least 1.60% must be covered by CET 1 capital and 2.14% by Tier 1 capital. Further, the decision includes conclusions the ECB draws from regulatory stress tests conducted by the EBA or the ECB, including the results of the 2025 EBA stress test published on August 1, 2025, indicating that European banks remain resilient even under a severe hypothetical downturn. Similarly, the 2026 SREP will take into account the outcome of the 2026 ECB thematic geopolitical risk reverse stress test. The ECB evaluates each bank’s performance from a qualitative angle to inform the decision on the level of Pillar 2 Requirement and a quantitative outcome which is one aspect when assessing the level of
Pillar 2 Guidance. The ECB has already used these powers in its SREP decisions in the past and it may continue to do so to address findings from onsite inspections. In extreme cases, the ECB can even suspend certain activities or permission to operate within their jurisdictions and impose monetary fines or capital surcharges for failures to comply with rules applicable to the guidelines.
19

Deutsche Bank	Item 3: Key Information
Annual Report 2025 on Form 20-F	Risk Factors
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
instruments.
Both the regulatory and legislative environment will continue to be dynamic and may impact Deutsche Bank’s revenue and costs (e.g., the cost to ensure ongoing and future compliance). Additionally, the prospect of regulatory conditions easing in certain non-European regions could present a competitive disadvantage to the bank.
Please refer to “Item 4: Regulation and Supervision” of this report for further details on current regulation and supervision requirements applicable to Deutsche Bank.
Deutsche Bank is required to maintain capital and bail-inable debt (debt that can be bailed-in in resolution) and abide by liquidity requirements. These requirements may significantly affect the bank’s business model, financial condition and results of operations, as well as the competitive environment generally. Any perceptions in the market that the bank may be unable to meet its capital or liquidity requirements with an adequate buffer, or that the bank should maintain capital or liquidity in excess of these requirements, or any other failure to meet these requirements, could intensify the effect of these factors on the business model and results of the bank.
As described above and as described further in “Item 4: Regulation and Supervision” of this report under “Capital
Adequacy Requirements” and “Liquidity Requirements”, Deutsche Bank is, among other things, subject to increased capital and tightened liquidity requirements under applicable law, including additional capital buffer requirements. If
Deutsche Bank fails to meet regulatory capital or liquidity requirements, the bank may become subject to enforcement actions. In addition, any requirement to maintain or increase liquidity could lead the bank to reduce activities that pursue revenue and profit growth.
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
Regulation and Supervision” of this report under “MREL Requirements”. The need to comply with these requirements may affect Deutsche Bank’s business, financial condition and results of operations and in particular may increase its financing costs.
Deutsche Bank may not have or may not be able to issue sufficient capital or other loss-absorbing liabilities to meet these or other regulatory requirements. This could occur due to regulatory changes and other factors, such as the bank’s inability to issue new securities which are recognized as regulatory capital or loss-absorbing liabilities under the applicable standards, due to an increase of risk-weighted assets based on more stringent rules for the measurement of risks or as a result of a future decline in the value of the Euro as compared to other currencies.
20

Deutsche Bank	Item 3: Key Information
Annual Report 2025 on Form 20-F	Risk Factors
If Deutsche Bank is unable to maintain sufficient capital to meet its aforementioned regulatory requirements, the bank may become subject to enforcement actions and/or restrictions on the pay-out of dividends, share buybacks, payments on other regulatory capital instruments, and discretionary compensation payments. In addition, any requirement to increase risk-based capital ratios or the leverage ratio could lead the bank to adopt a strategy focusing on capital preservation and creation over revenue generation and profit growth, including the reduction of higher margin risk-
weighted assets. If Deutsche Bank is unable to increase its capital ratios to the regulatory minimum in such a case by raising new capital through the capital markets, through the reduction of risk-weighted assets or through other means, the bank may be required to activate its Group recovery plan. If these actions or other private or supervisory actions do not restore capital ratios to the required levels, and the bank is deemed to be failing or likely to fail, competent authorities may apply resolution powers under the Single Resolution Mechanism (SRM) and applicable rules and regulations, which could lead to a significant dilution of shareholders’ or even the total loss of the bank’s shareholders’ or creditors’ investment.
Deutsche Bank is required to meet capital requirements to comply with rules on liquidity and risk management separately for its local operations in different jurisdictions, in particular in the United States.
Federal Reserve Board rules set forth how the U.S. operations of certain foreign banking organizations (FBOs), such as
Deutsche Bank, are required to be structured, as well as the enhanced prudential standards that apply to its U.S.
operations. Under these rules, Deutsche Bank designated two separately capitalized top-tier U.S. intermediate holding companies: DB USA Corporation and DWS USA Corporation (each, an "IHC") that hold substantially all of the FBO’s ownership interests in its U.S. subsidiaries. For additional details on these requirements see Item 4: Regulation and
Supervision – Regulation and Supervision in the United States in this report. Each IHC is subject, on a consolidated basis, to the risk-based and leverage capital requirements under the U.S. Basel III capital framework, capital planning and stress testing requirements, U.S. liquidity buffer requirements and other enhanced prudential standards comparable to those applicable to large U.S. banking organizations. The IHCs are also subject to supplementary leverage ratio requirements, as well as requirements on the maintenance of TLAC and long-term debt. The IHCs and Deutsche Bank’s principal U.S.
bank subsidiary, Deutsche Bank Trust Company Americas, are also subject to liquidity coverage ratio and net stable funding ratio requirements.
Deutsche Bank AG is required under the Dodd-Frank Act to prepare and submit a resolution plan (the “U.S. Resolution
Plan”) to the Federal Reserve Board and the Federal Deposit Insurance Corporation (the "Agencies") on a timeline prescribed by the Agencies, alternating between filing a full plan and a targeted plan. The U.S. Resolution Plan must demonstrate that Deutsche Bank AG has the ability to execute a strategy for the orderly resolution of its designated U.S.
material entities and operations. Deutsche Bank’s U.S. Resolution Plan describes the single point of entry strategy for
Deutsche Bank’s U.S. material entities and operations and prescribes that DB USA Corporation would provide liquidity and capital support to its U.S. material entity subsidiaries and ensure their partial sale or solvent wind-down outside of applicable resolution proceedings.
Deutsche Bank submitted its most recent full U.S. Resolution Plan submission by the October 1, 2025 due date and its next U.S. Resolution Plan is a targeted plan due by July 1, 2028. If the Agencies were to jointly deem Deutsche Bank’s
U.S. Resolution Plan not credible and Deutsche Bank failed to remediate any designated deficiencies in the required timeframe, the Agencies could impose restrictions on Deutsche Bank's U.S. operations, including its U.S. IHCs or U.S.
regulated subsidiaries, or require the restructuring or reorganization of businesses, legal entities, operational systems and/or intra-company transactions which could negatively impact the bank’s operations and/or strategy. Additionally, the Agencies could also subject Deutsche Bank to more stringent capital, leverage or liquidity requirements, or require
Deutsche Bank to divest certain assets or operations.
The IHCs are each subject, on an annual basis, to the Federal Reserve Board’s supervisory stress testing and capital plan requirements. The IHCs are also each subject to the Federal Reserve Board’s Comprehensive Capital Analysis and Review
("CCAR"), which is an annual supervisory exercise that assesses the capital positions and planning practices of large bank holding companies and IHCs. The CCAR process combines the CCAR quantitative assessment and the buffer requirements in the Federal Reserve Board’s capital rules to create an institution-specific stress capital buffer (SCB)
requirement, which is floored at 2.5%. The SCBs for DB USA Corporation and DWS USA Corporation, based on the 2025 supervisory stress test results, are 11.5% and 5.3%, respectively. These SCBs became effective October 1, 2025 and will remain in effect until 2027, when new requirements can be calculated based on models that take public feedback into consideration. Increases in the SCB may require the bank to increase capital or restructure businesses in ways that may negatively impact the bank’s operations and strategy.
21

Deutsche Bank	Item 3: Key Information
Annual Report 2025 on Form 20-F	Risk Factors
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
Should the bank no longer be entitled to rely on these waivers, the bank would have to adapt and take the steps necessary in order to meet regulatory capital requirements and other requirements on a consolidated as well as a non-
consolidated basis, which could result also in significantly higher costs and potential adverse effects on the bank’s profitability and dividend paying ability.
Deutsche Bank may make business decisions related to regulatory capital, liquidity ratios and funds available for distributions on its shares or regulatory capital instruments that may not be aligned with the interests of the holders of such instruments. In accordance with applicable law and the terms of the relevant instruments, Deutsche Bank could decide to make lower or no payments on its shares or regulatory capital instruments.
Deutsche Bank’s regulatory capital and liquidity ratios are affected by a number of factors, including decisions the bank makes relating to its business and operations as well as the management of its capital position, risk-weighted assets and balance sheet. These decisions could be impacted by external factors, such as regulations regarding the risk weightings of the bank’s assets, commercial and market risks or the costs of its legal or regulatory proceedings. While Deutsche Bank takes into account a broad range of considerations in its decisions, including the interests of the bank as a regulated institution and those of its shareholders and creditors (particularly in times of weak earnings and increasing capital requirements), regulatory requirements to build capital and liquidity may impact the bank’s decisions. Accordingly, in making decisions in respect of capital and liquidity management, the bank is not required to adhere to the interests of the holders of instruments issued that qualify for inclusion in regulatory capital, such as Deutsche Bank’s shares or
Additional Tier 1 capital instruments. The bank may decide to refrain from taking certain actions, including increasing capital at a time when it is feasible to do so, even if failure to take such actions would result in a non-payment or a write-
down or other recovery- or resolution-related measure in respect of any of Deutsche Bank’s regulatory capital instruments. Deutsche Bank’s decisions could cause the holders of such regulatory capital instruments to lose all or part of the value of these instruments and the holders will not have any claim against Deutsche Bank relating to such decisions.
In addition, the annual profit and distributable reserves which form an important part of the funds available to pay dividends on shares and make payments on other regulatory capital instruments, as determined for each instrument based on its terms or operation of law, are calculated on an unconsolidated basis generally in accordance with German accounting rules set forth in the Commercial Code (Handelsgesetzbuch). Any adverse change in Deutsche Bank’s financial position or profitability, or Deutsche Bank AG’s distributable reserves, each as calculated on an unconsolidated basis, may have a material adverse effect on the bank’s ability to make dividend or other payments on these instruments.
In addition, profit or distributable reserves may be impacted in the future by litigation settlements in excess of existing provisions and impairments that reduce the carrying value of subsidiaries on Deutsche Bank AG’s unconsolidated balance sheet as a part of its annual review. Future impairments or other events that reduce profit or distributable reserves on an unconsolidated basis could result in the bank making partial or no payments in the future.
Also, German law places limits on the extent to which annual profits and otherwise-distributable reserves, as calculated on an unconsolidated basis, may be distributed to shareholders or the holders of other regulatory capital instruments, such as Additional Tier 1 capital instruments. Subject to applicable law, Deutsche Bank has the broad discretion under the applicable accounting principles to influence amounts relevant for calculating funds available for distribution. Such decisions may impact the ability to make dividend or other payments under the terms of the bank’s regulatory capital instruments.
22

Deutsche Bank	Item 3: Key Information
Annual Report 2025 on Form 20-F	Risk Factors
If resolvability or resolution measures were imposed on Deutsche Bank in accordance with European and German legislation, Deutsche Bank’s business operations could be significantly affected. Any such measures could lead to losses for shareholders and creditors of the bank.
Germany participates in the Single Resolution Mechanism (SRM), which centralizes at a European level the key competences and resources for managing the failure of any bank in member states of the European Union participating in the banking union. The SRM Regulation and the German Recovery and Resolution Act (Sanierungs- und
Abwicklungsgesetz), which implemented the EU Bank Recovery and Resolution Directive in Germany, require the preparation of recovery and resolution plans for banks and grant broad powers to public authorities to intervene in a bank which is failing or likely to fail. Resolution measures that could be imposed upon a bank in resolution may include the transfer of shares, assets or liabilities of the bank to another legal entity, the reduction, including to zero, of the nominal value of shares, the dilution of shareholders or the cancellation of shares outright, or the amendment, modification or variation of the terms of the bank’s outstanding debt instruments, for example by way of a deferral of payments or a reduction of the applicable interest rate. Furthermore, certain eligible unsecured liabilities, in particular certain senior “non-preferred” debt instruments specified by the German Banking Act, may be written down, including to zero, or converted into equity (commonly referred to as “bail-in”) if the bank becomes subject to resolution.
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
Deutsche Bank is subject to restrictions on compensation including caps on bonuses that may be awarded to “material risk takers” and other employees as defined therein and in the German Banking Act and other applicable rules and regulations such as the Remuneration Regulation for Institutions (Institutsvergütungsverordnung). Such restrictions on compensation, whether by law or pursuant to any guidelines issued by the EBA, could put the bank at a disadvantage to its competitors in attracting and retaining talented employees, especially compared to those outside the European Union that are not subject to these caps and other constraints.
Bank levies are provided for in the EU member states participating in the SRM, including, among others, Germany. Since the target level of the Single Resolution Fund (SRF) of 1% of insured deposits of all banks in member states participating in the SRM was reached at the end of 2023, no ex-ante contributions to the SRF were required in 2025. Similarly, the bank does not anticipate making contributions to the SRF in 2026. This assumption is subject to considerable uncertainty, however, and the bank will closely monitor developments that may impact its financial obligations to the
SRF. In addition, Deutsche Bank may be required to pay bank levies in countries not participating in the SRM, such as the
United Kingdom.
23

Deutsche Bank	Item 3: Key Information
Annual Report 2025 on Form 20-F	Risk Factors
Furthermore, Deutsche Bank must make contributions to the German Statutory Deposit Guarantee and Investor
Compensation Schemes under the recast European Union Deposit Guarantee Schemes Directive (“DGS Directive”) and
the European Union Directive on Investor Compensation Schemes. The German Statutory Deposit Protection Scheme
requires German banks to maintain a prefunding level of 0.8% of the covered deposits. This level has been reached by
July 2024, however, further levies may be imposed subsequent to a compensation event for the purpose of replenishing the Deposit Guarantee Scheme’s resources. Deutsche Bank also participates in the German voluntary deposit protection scheme operated by the Deposit Protection Fund (Einlagensicherungsfonds) for private banks in Germany, which is funded through contributions by its members. While the total impact of future levies cannot currently be quantified, there could also be certain market conditions or events that give rise to higher-than-expected contributions required by members, which could have a material adverse effect on the bank’s business, financial condition and results of operations in future periods. Failure of banks, resolution measures and a decline of the value of the assets held by the SRM or by the relevant Deposit Guarantee Scheme can cause an increase of contributions in order to replenish the shortfall.
Deutsche Bank is subject to the General Data Protection Regulation (GDPR) which has increased its regulatory obligations in connection with the processing of personal data, including requiring compliance with the GDPR’s data protection principles, the increased number of data subject rights and strict data breach notification requirements. The
GDPR grants broad enforcement powers to supervisory authorities, including the potential to levy significant fines for non-compliance, and provides for a private right of action for individuals who are affected by a violation of the GDPR.
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
regulatory proceedings, criminal prosecutions and other enforcement action, including the imposition of significant fines, against firms in various jurisdictions.
24

Deutsche Bank	Item 3: Key Information
Annual Report 2025 on Form 20-F	Risk Factors
Risks Relating to the Bank’s Internal Control Environment
A robust and effective internal control environment and adequate infrastructure (comprising people, policies and procedures, controls, testing, IT systems and data) are necessary to ensure the bank conducts its business and performs its processes in compliance with applicable laws, regulations, and associated supervisory expectations. While Deutsche
Bank seeks to enhance the effectiveness of its internal control environment to align with updated regulatory requirements and to close gaps identified by the bank and/or by regulators and monitors, if progress is slower than anticipated or the bank fails to deliver durable improvements, Deutsche Bank’s reputation, regulatory position and financial results could be adversely affected.
Deutsche Bank’s businesses require effective controls to process and monitor a wide range of complex, high-volume transactions across diverse markets, and the effectiveness of the controls is dependent on the strength of the bank's policies, control testing protocols, IT systems and employee capabilities. If these systems do not identify, monitor, aggregate, measure, mitigate and report all risks critical for comprehensive risk management and regulatory reporting,
Deutsche Bank's results of operations and regulatory position could be negatively impacted.
Although improvements have been made, certain elements of the bank's control environment and supporting infrastructure remain below target state, with legacy technology, data fragmentation and manual processes persisting in some areas. These conditions can impede the timeliness and quality of internal and regulatory reporting and hinder consistent risk aggregation across businesses and legal entities. The bank is executing multi-year initiatives to simplify architecture, strengthen data governance and automate controls, but structural complexity, dependency on end-user tools and uneven system integration continue to pose operational risks. Materialization of these risks could result in disruptions to core processes, delay in implementation of strategic change programs, and reduced operational resilience to challenges in the external operating environment, resulting in a negative impact on Deutsche Bank from a client, regulatory, and reputational risk perspective.
Retaining specialist expertise across control disciplines, including information technology and security, financial crime and data governance, remains challenging, and increased reliance on third-party and cloud service providers introduces additional oversight and resilience considerations. Any inability to retain key personnel or effectively manage third-party risks may impair the bank's ability to maintain sound controls or close regulatory findings.
Deutsche Bank's principal regulators, including BaFin, ECB, UK Prudential Regulation Authority and Federal Reserve
Board, along with Deutsche Bank's Management Board and Group Audit function, continue to review internal controls and infrastructure closely. These assessments have identified enhancements needed in areas such as financial crime, information security, IT resiliency, transaction processing, data management and credit processes. While remediation is underway, the breadth of these programs and their interdependencies mean execution risk remains elevated until improvements are completed, validated and operate effectively over time.
To address these risks, the bank is investing in technology modernization and resiliency, including cloud adoption, advanced analytics to enhance risk and control testing, however it cannot be assured that these measures will be successfully integrated or successfully remediate risks. While these capabilities may support improved oversight, they introduce new risks such as data quality, AI governance and cyber resilience that require strong controls and assurance.
25

Deutsche Bank	Item 3: Key Information
Annual Report 2025 on Form 20-F	Risk Factors
The bank’s AML and KYC processes and controls aimed at preventing misuse of the bank's products and services to commit financial crime have been and continue to be the subject of regulatory reviews, investigations, and enforcement actions in several jurisdictions. If Deutsche Bank is unable to significantly improve its infrastructure and control environment by the set deadlines, the bank’s results of operations, financial condition and reputation could be materially and adversely affected.
In September 2018, BaFin ordered Deutsche Bank to implement internal safeguards and comply with general due diligence obligations to prevent money laundering and terrorist financing. In February 2019, BaFin extended the order with regards to the review of its group-wide risk management processes in correspondent banking and adjust them as necessary. In April 2021, BaFin further expanded its order, requiring additional internal safeguards and sustainable compliance with due diligence obligations, including those for correspondent relationships. The April 2021 order was subsequently extended to include enhancements to the bank’s transaction monitoring systems. In 2023, BaFin issued an additional order instructing Deutsche Bank to implement specific improvements to data processing systems for transaction monitoring and warned of potential financial penalties in case of non-fulfillment. To monitor the implementation of the ordered measures, BaFin appointed a Special Representative in 2018, whose mandate was prolonged following each order extension to ensure continued monitoring and progress assessment. This mandate concluded on October 30, 2024. The bank continues to fully cooperate with BaFin and remains committed to allocating the necessary resources to implement the remaining measures within the deadlines.
In July 2023, Deutsche Bank, Deutsche Bank AG New York Branch, DB USA Corporation, Deutsche Bank Trust Company
Americas and DWS USA Corporation entered into a consent order and written agreement with the Federal Reserve Board concerning adherence to prior orders and settlements related to sanctions and embargoes and AML compliance, and remedial agreements and obligations related to risk management issues. The 2023 consent order alleges insufficient and delayed implementation of the post-settlement sanctions and embargoes and AML control enhancement undertakings required by prior consent orders the bank entered into with the Federal Reserve Board in 2015 and 2017. The 2023 consent order further provides that the material failure to remediate the unsafe and unsound practices or violations described therein may require additional and escalated formal actions by the Federal Reserve Board against Deutsche
Bank, including additional penalties or additional affirmative corrective actions. In the event the bank is unable to timely complete the sanctions and embargoes and AML control enhancement undertakings required by the Federal Reserve
Board, the damages could be substantial and the impact on the bank’s results of operations, financial condition and reputation could be material.
If Deutsche Bank is unable to improve its infrastructure and control environment to the satisfaction of the Federal
Reserve Board, the bank’s results of operations, financial condition and reputation could be materially and adversely affected. Regulators can impose fines or require the bank to reduce its exposure to or terminate certain kinds of products or businesses or relationships with counterparties or regions. The bank may also face additional legal proceedings, investigations or regulatory actions in the future, including in other jurisdictions, with material impact on the bank´s business and profitability. These could, depending on the extent of any resulting requirements, significantly challenge the bank’s reputation and its ability to operate profitably under its current business model.
26

Deutsche Bank	Item 3: Key Information
Annual Report 2025 on Form 20-F	Risk Factors
Risks Relating to Technology, Data and Innovation
The speed of innovation and new market entrants may increase competition, disrupt Deutsche Bank's businesses and increase investment costs.
Digitalization and the speed of innovation in areas such as AI may offer market entry opportunities for new competitors such as cross-industry entrants, global tech companies and financial technology companies. In addition, banking competitors may develop their business models to enter the bank’s core markets with largely digital offerings. Therefore,
Deutsche Bank expects its businesses to have an increased need for investments in digital products, AI and process resources. If the above investments are not made, or if Deutsche Bank is not otherwise able to compete with these new entrants, there is a risk Deutsche Bank could lose market share, which could have a material adverse effect on its financial results.
Through the bank's strategic partnership with Google Cloud, Deutsche Bank is migrating parts of its application landscape to the public cloud with the goal of improving IT flexibility and resilience. The adoption of public cloud services remains an area of significant regulatory interest, and the bank must ensure and adopt applicable standards of data privacy and security to protect client and bank information. Failure to do so can compromise client trust, lead to financial losses and result in regulatory penalties, litigation and compensation obligations.
AI has the potential to be a transformative technology for the bank, while at the same time posing new challenges such as hallucination or bias and thereby requiring validation of accuracy and explainability, as well as data privacy and sovereignty. The emergence of agentic AI solutions has the potential to enable autonomous decision making within processes, increasing the probability of undetected mistakes. Deutsche Bank has has incorporated AI risk into its control framework, but as these technologies evolve additional risks to the bank may arise. For example, autonomous AI agents could distort or override defined objectives and optimize in ways that undermine regulatory, ethical, or operational safeguards, such as prioritizing speed or performance metrics over compliance obligations, fairness standards, or critical quality controls. If Deutsche Bank does not address these emerging risks, it may face compliance issues, operational inefficiencies and potential losses, along with reputational risks that could weaken the market’s confidence in Deutsche
Bank’s ability to apply responsible use of AI.
Deutsche Bank actively tracks threats which have the potential to exploit security vulnerabilities, including activities by nation-state actors and evolving risks, such as those introduced by technological advancements in artificial intelligence and quantum computing. The bank also continues to closely observe common attack scenarios, including ransomware and denial of service. Although Deutsche Bank maintains insurance for such cyber events, there can be no assurance that such coverage will be adequate to cover all losses or liabilities arising from a cyber event.
Data management risk can arise if there are weaknesses in processes for how data is collected, stored, processed, governed and used. This can negatively impact financial, reputational, or regulatory outcomes for the bank or its stakeholders. The bank’s ability to make informed decisions, personalize services, drive innovation and deploy AI at scale depends on having trusted, accessible, and well-governed data across the organization. Deutsche Bank has established an organization-wide data management function and is now focused on implementing a robust data management framework. However, residual data management risks include potential gaps in data quality, system integration, and regulatory non-compliance that may persist during or after the transition.
Deutsche Bank operates in a highly regulated environment that is continuously evolving, requiring our technology landscape to adapt and remain aligned with these regulatory changes. Recent changes in the regulations such as the
Digital Operational Resilience Act (DORA) may require additional efforts and reprioritization of certain tasks. Failure in doing so creates the risk of non-compliance with new regulations, which could lead to fines, litigation and other enforcement actions, as well as reputational damage.
Major technology transformations in the bank’s business and infrastructure areas are executed via dedicated initiatives.
However, there are risks in executing these programs, such as, talent and financial constraints, dependencies on other programs and key deliverables, extended implementation timelines or adverse change related impacts activity on the control environment and functionality issues within upgraded applications or their underlying technologies. Failure to adequately and timely implement such major technology transformations could have a material adverse effect on
Deutsche Bank’s business and results of operations.
27

Deutsche Bank	Item 3: Key Information
Annual Report 2025 on Form 20-F	Risk Factors
Risks Relating to Litigation, Regulatory Enforcement Matters, Investigations and Tax Examinations
Deutsche Bank operates in a highly regulated and litigious environment, potentially exposing the bank to liability and other costs, the amounts of which may be substantial and difficult to estimate, as well as to legal and regulatory sanctions and reputational harm.
The financial services industry is among the most highly regulated industries. The bank’s operations throughout the world are regulated and supervised by the central banks and regulatory authorities in the jurisdictions in which Deutsche
Bank operates. In recent years, regulation and supervision in a number of areas has increased, and regulators, law enforcement authorities, governmental bodies and others have sought to subject financial services providers to increasing oversight and scrutiny, which in turn has led to additional regulatory investigations or enforcement actions which are often followed by civil litigation. There has been a steep escalation in the severity of the terms which regulatory and law enforcement authorities have required to settle legal and regulatory proceedings against financial institutions, with settlements in recent years including unprecedented monetary penalties as well as criminal sanctions.
As a result, Deutsche Bank may continue to be subject to increasing levels of liability and regulatory sanctions and may be required to make greater expenditures and devote additional resources to addressing these liabilities and sanctions.
Regulatory sanctions may include status changes to local licenses or orders to discontinue certain business practices.
The bank and its subsidiaries are involved in various litigation proceedings, including civil class action lawsuits, arbitration proceedings and other disputes with third parties, as well as regulatory proceedings and investigations by both civil and criminal authorities in jurisdictions around the world. While Deutsche Bank has made progress in resolving litigation and regulatory enforcement matters, remaining unresolved or new litigation, enforcement or similar matters pending against the bank could result in significant costs against Deutsche Bank in the near to medium term and could adversely affect its business, financial condition and results of operations, if these matters develop in an adverse manner. Litigation and regulatory matters are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. The bank may settle litigation or regulatory proceedings prior to a final judgment or determination of liability.
Deutsche Bank may do so for a number of reasons, including to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when the bank believes it has valid defenses to liability. Deutsche Bank may also do so when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, it may, for similar reasons, reimburse counterparties for their losses even in situations where the bank does not believe it is compelled to do so. The financial impact of legal risks might be considerable but may be difficult or impossible to estimate and to quantify, so that amounts eventually paid may exceed the amount of provisions made or contingent liabilities assessed for such risks.
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
Regulators have increasingly sought admissions of wrongdoing in connection with settlement of matters brought by them. This could lead to increased exposure in subsequent civil litigation or in consequences under so-called "bad actor"
laws, in which persons or entities determined to have committed offenses under some laws can be subject to limitations on business activities under other laws, as well as adverse reputational consequences. In addition, the U.S. Department of
Justice (DOJ) conditions the granting of cooperation credit in civil and criminal investigations of corporate wrongdoing on the company involved having provided to investigators all relevant facts relating to the individuals responsible for the alleged misconduct. This policy may result in increased fines and penalties if the DOJ determines that the bank has not provided sufficient information about applicable individuals in connection with an investigation. Other governmental authorities could adopt similar policies.
28

Deutsche Bank	Item 3: Key Information
Annual Report 2025 on Form 20-F	Risk Factors
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
Developments in cases involving other financial institutions in recent years have led to greater uncertainty as to the predictability of outcomes and could lead Deutsche Bank to add provisions. Moreover, if these matters are resolved on terms that are more adverse to the bank than expected, in terms of the costs or necessary changes to the bank’s businesses, or if related negative perceptions concerning its business and prospects and related business impacts increase, Deutsche Bank may not be able to achieve its strategic objectives or may be required to change them. In addition, the costs of the bank’s investigations and defenses relating to these matters are themselves substantial. Further uncertainty may arise as a result of a lack of coordination among regulators from different jurisdictions or among regulators with varying competencies in a single jurisdiction, which may make it difficult for the bank to reach concurrent settlements with each regulator. Should Deutsche Bank be subject to financial impacts arising out of litigation and regulatory matters to which the bank is subject in excess of those it has calculated in accordance with its expectations and the relevant accounting rules, provisions in respect of such risks may prove to be materially insufficient to cover these impacts. This could have a material adverse effect on the bank’s results of operations, financial condition or reputation as well as on the bank’s ability to maintain capital, leverage and liquidity ratios at levels expected by market participants and regulators. In such an event, the bank could find it necessary to reduce its risk-weighted assets
(including on terms disadvantageous to the bank) or substantially cut costs to improve these ratios, in an amount corresponding to the adverse effects of the provisioning shortfall.
Deutsche Bank is currently involved in civil proceedings in connection with its voluntary takeover offer for the acquisition of all shares of Postbank. The extent of the bank’s financial exposure to this matter, including any exposure in excess of the provision the bank has taken, could be material, and the bank’s reputation may be harmed.
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
The plaintiffs allege that the consideration offered for the shares in Postbank needed to be raised to € 57.25 or even €
64.25 per share. As of December 31, 2025, Deutsche Bank has reached settlements with 90% of the plaintiffs’ claims by value in the litigation (calculated based on the asserted shareholdings) and retains a provision for the residual plaintiff claims of € 112 million (including interest). For additional details see Note 27 – “Provisions” in the consolidated financial statements.
The legal question of whether Deutsche Bank had been obliged to make a mandatory takeover offer for all Postbank shares prior to its 2010 voluntary takeover may impact two pending appraisal proceedings (Spruchverfahren). These proceedings were initiated by former Postbank shareholders with the aim to increase the cash compensation of € 35.05 paid in connection with the squeeze-out of Postbank shareholders in 2015 and the cash compensation of € 25.18 offered and annual compensation of € 1.66 paid in connection with the execution of a domination and profit and loss transfer agreement (Beherrschungs- und Gewinnabführungsvertrag) between DB Finanz-Holding AG (now DB Beteiligungs-
Holding GmbH) and Postbank in 2012. The compensation of € 25.18 in connection with the domination and profit and loss transfer agreement was accepted for approximately 0.5 million Postbank shares. The compensation of € 35.05 paid in connection with the squeeze-out in 2015 was relevant for approximately 7 million Postbank shares.
The applicants in the appraisal proceedings claim that a potential obligation of Deutsche Bank to make a mandatory takeover offer for Postbank at an offer price of € 57.25 should be decisive when determining the adequate cash compensation in the appraisal proceedings. The Regional Court Cologne had originally followed this legal view of the applicants in two resolutions. In a decision dated June 2019, the Regional Court Cologne expressly rejected this legal view in the appraisal proceedings in connection with the execution of a domination and profit and loss transfer agreement and concluded that whether Deutsche Bank was obliged to make a mandatory offer for all Postbank shares prior to its voluntary takeover offer in 2010 shall not be relevant for determining the appropriate cash compensation.
Deutsche Bank expect the Regional Court Cologne will take the same legal position in the appraisal proceedings in connection with the squeeze-out.
29

Deutsche Bank	Item 3: Key Information
Annual Report 2025 on Form 20-F	Risk Factors
In October 2020, the Regional Court Cologne handed down a decision in the appraisal proceeding concerning the domination and profit and loss transfer agreement according to which the annual compensation pursuant to Sec. 304
German Stock Corporation Act shall be increased by € 0.12 to € 1.78 per Postbank share and the compensation pursuant to Sec. 305 of the German Stock Corporation Act shall be increased from € 25.18 to € 29.74 per Postbank share. The increase of the settlement amount is of relevance for approximately 0.5 million former Postbank shares whereas the increase of the annual compensation is of relevance for approximately 7 million former Postbank shares. Deutsche Bank as well as the applicants have lodged an appeal against this decision which remains outstanding. On December 12, 2025, the Higher Regional Court Düsseldorf (HRC) issued an indicative order (“Hinweisbeschluss”) in the appraisal proceedings regarding the domination and profit and loss transfer agreement concluded in 2012. The HRC rejected the argument of the applicants that the initially paid compensation of € 25.18 per share should be increased to the allegedly appropriate offer price under the 2010 takeover offer (of at least € 57.25 per share).
Additionally, the HRC requested a further expert report on specific valuation aspects and made a settlement proposal which is lower than the compensation fixed by the Regional Court Cologne ruling (proposed compensation of € 28.00 instead of € 29.74 per share ruled by the Regional Court Cologne). In January 2026, the bank stated its consent to the settlement proposal of the HRC, however, not all applicants consented, as required to reach a settlement ending the appraisal proceeding. Therefore, the HRC appointed a new independent expert on February 4, 2026. The expert has been asked to provide a supplementary opinion on the remaining valuation aspects identified by the HRC. The HRC further instructed the expert to prepare a revised calculation of the appropriate annual compensation on the basis of the supplementary valuation opinion.
The extent of Deutsche Bank’s financial exposure to these matters, including beyond provisions the bank has taken, could be material and the bank’s reputation may be harmed.
Deutsche Bank is currently the subject of industry-wide inquiries and investigations by regulatory and law enforcement authorities relating to transactions of clients in German shares around the dividend record dates for the purpose of obtaining German tax credits or refunds in relation to withholding tax levied on dividend payments (so-called cum-ex transactions). In addition, the bank is exposed to potential tax liabilities and to the assertion of potential civil law claims by third parties, e.g., former counterparties, custodian banks, investors and other market participants, including as a consequence of criminal judgements in criminal proceedings in which the bank is not directly involved. The eventual outcome of these matters is unpredictable and may materially and adversely affect Deutsche Bank’s results of operations, financial condition and reputation.
Deutsche Bank Group is subject to ongoing criminal investigations by the Public Prosecutor in Cologne
(Staatsanwaltschaft Köln, “CPP”) and civil law claims in relation to cum-ex. In addition, current and former Deutsche Bank employees and seven former Management Board members are under criminal investigation by the CPP, as are unnamed personnel of former Deutsche Postbank AG. Ongoing media attention surrounding the cum-ex topic as well as any future criminal judgement that is unfavorable to the bank or its former employees and Management Board members could create reputational risks. The imposition of fines and the disgorgement of profits or criminal confiscations could have a material adverse effect on the bank’s financial condition, results of operations and reputation.
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
condition or results of operations. For additional details on the specific cases, see Note 27 – “Provisions” in the consolidated financial statements.
30

Deutsche Bank	Item 3: Key Information
Annual Report 2025 on Form 20-F	Risk Factors
Deutsche Bank is involved in proceedings with regulatory and law enforcement authorities concerning its anti-financial crime controls, including in the United States and Germany. In the event that violations of law or regulation are found to have occurred, legal and regulatory sanctions in respect thereof may materially and adversely affect the bank’s results of operations, financial condition and reputation.
Deutsche Bank is involved in proceedings with regulatory and law enforcement authorities concerning its anti-financial crime controls over the past several years, both generally and in connection with specific clients, counterparties or incidents, including in the United States and Germany. Among the areas within the scope of these inquiries are client onboarding and KYC processes, transaction monitoring systems and procedures, processes concerning the decision to file or not to file a suspicious activity report, escalation procedures, and other related processes and procedures. In the event that violations of law or regulation are found to have occurred, legal and regulatory sanctions in respect thereof may materially and adversely affect the bank’s results of operations, financial condition and reputation.
The Frankfurt prosecutor is currently conducting investigations in the context of anti-financial-crime control related allegations, particularly regarding late filing of suspicious activity reports. Deutsche Bank’s offices were searched by the
Frankfurt prosecutor in connection with these investigations.
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
Deutsche Bank is under continuous examination by tax authorities in the jurisdictions in which it operates. Tax laws are becoming increasingly more complex. In the current political and regulatory environment, tax administrations' and courts' interpretation of tax laws and regulations and their application are evolving, and scrutiny by tax authorities has intensified. Wide ranging and continuous changes in the principles of international taxation emanating from the OECD's
Base Erosion and Profit Shifting agenda are generating significant uncertainties for the bank and its subsidiaries and may result in an increase in instances of tax disputes or instances of double taxation, as member states may take different approaches in transposing these requirements into national law or may choose to implement unilateral measures. This includes, for example, the OECD global minimum taxation rules which have been in effect since tax year 2024. Tax administrations, including Germany, have also been focusing on the eligibility of taxpayers for reduced withholding taxes on dividends in connection with certain cross-border lending or derivative transactions. Some uncertainties also remain in the application of the Base Erosion Anti-Abuse Tax provisions introduced by the U.S. tax reform in 2017, the corporate alternative minimum tax enacted by the U.S. Inflation Reduction Act of 2022 and the provisions of the U.S. One Big
Beautiful Bill Act of 2025. These developments have led to an increase in the number of tax periods that remain open and therefore subject to potential adjustment. As a result, the cost to the bank arising from the resolution of routine tax examinations, tax litigation and other forms of tax proceedings or tax disputes, as well as from rapidly changing and increasingly more complex and uncertain tax laws and principles, may increase and may adversely affect the bank’s business, financial condition and results of operation.
Deutsche Bank’s subsidiary, Deutsche Bank Polska S.A., is subject to numerous demands for reimbursement in respect of mortgage loans agreements in foreign currency, based on allegations that they are unfair and invalid.
Starting in 2016, certain clients of Deutsche Bank Polska S.A. have reached out to Deutsche Bank Polska S.A. alleging that their mortgage loan agreements in foreign currency include unfair clauses and are invalid. These clients have demanded reimbursement of the alleged overpayments under such agreements totaling over € 1.1 billion with over
8,791 civil claims having been commenced in Polish courts as of December 31, 2025. These cases are an industry wide issue in Poland and other banks are facing similar claims. The bank’s total portfolio provision for this matter, which includes both Swiss Franc and EUR mortgage cases, is € 736 million as of December 31, 2025. The outcome of this matter is uncertain and future changes to assumptions included in the model or resolutions of claims could result in a significant increase in the provision beyond the amount established, which could materially and adversely affect the bank's results of operations or financial condition.
31

Deutsche Bank	Item 3: Key Information
Annual Report 2025 on Form 20-F	Risk Factors
Deutsche Bank’s Malaysian subsidiary is currently involved in civil proceedings in connection with transactions relating to
1Malaysia Development Berhad (1MDB). The extent of the bank’s financial exposure to this matter could be material, and the bank’s reputation may be harmed.
In 2021, 1MDB commenced proceedings at the Malaysian Courts against Deutsche Bank Malaysia Berhad (DBMB) with respect to three wire transfers carried out by DBMB on 1MDB’s behalf in 2009 and 2011. 1MDB claims damages in the amount of U.S. $ 1.1 billion (representing the total amount of the transactions) excluding interest claimed from the date of the wire transfers, which could be significant due to the long duration since the transactions. At a hearing on July 11,
2025, the Court declined DBMB’s application for summary dismissal on time-bar grounds, ruling that the issue requires a full trial which is currently scheduled for October and December 2026. The risks arising from this matter are uncertain and the likelihood of these risks materializing is hard to predict, but could negatively affect Deutsche Bank's financial results.
Guilty pleas by or convictions of the bank or its affiliates in criminal proceedings, or regulatory or enforcement orders, settlements or agreements to which the bank or its affiliates become subject, may have consequences that have adverse effects on certain of Deutsche Bank’s businesses.
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
disqualification period. The extension would terminate if, among other things, Deutsche Bank or its affiliates were to be convicted of crimes in other matters.
32

Deutsche Bank	Item 3: Key Information
Annual Report 2025 on Form 20-F	Risk Factors
Climate Change and Other Risks Relating to Environmental, Social and Governance (ESG) Related Matters
The impacts of rising global temperatures, nature degradation and the associated policy, technology and behavioral changes required to limit global warming to no greater than 1.5 °C above pre-industrial levels have led to emerging sources of financial and non-financial risks. These include the physical risk impacts from extreme weather events, and transition risks as carbon-intensive sectors are faced with higher costs, potentially reduced demand and restricted access to financing. More rapid than currently expected emergence of transition and/or physical climate and nature risks may lead to increased credit and market losses as well as operational disruptions due to impacts on vendors and the bank’s own operations.
Instances of extreme weather events have increased in frequency and severity. Future extreme weather events could lead to higher credit loss provisions, property loss, rising insurance costs and operational resilience risks. Extreme weather events can also impact Deutsche Bank’s revenue generating capabilities and costs and result in impairments of non-financial assets.
Financial institutions are facing increased scrutiny on climate and ESG-related issues from governments, regulators, shareholders and other bodies (including non-governmental organizations). Banks must navigate an increasingly complex and heterogeneous policy environment with U.S. led challenges to their collaborative efforts to reduce greenhouse gas emissions leading to accusations of unlawful practice and anti-trust violations with potential for restrictions on access to certain clients and potential litigation. The Net Zero Banking Alliance has seen the departure of U.S. and Canadian peers and subsequently European peers in response to these concerns. In contrast, many organizations and individuals expect banks to support the transition to a lower carbon economy, to limit nature-related risks such as biodiversity and habitat loss, and to protect human rights. The emergence of significantly diverging (and sometimes conflicting) ESG regulatory and/or disclosure standards across jurisdictions could lead to higher costs of compliance and risks of failing to meet requirements. Of note is the interconnectedness between transition, other environmental, and social risks where supporting the transition could lead to increased demand for transition minerals which are obtained via mining.
The IEA’s 2025 World Energy Outlook (WEO) indicates that the NZE2050 pathway now involves a prolonged overshoot of the 1.5 °C target, with warming peaking near 1.65 °C around 2050 and only returning to 1.5 °C by 2100 through carbon removal. This reflects a global economy which is transitioning at a slower pace which reduces transition risk in the short term but increases the risk of a disorderly transition over the longer term. Furthermore, it creates tension between the updated International Energy Agency Net Zero Emissions (IEA NZE) decarbonization pathways which are less ambitious and the existing voluntary decarbonization commitments calibrated against earlier WEO reports. Deutsche Bank considers its net zero targets as one of the key climate risk management tools and the bank intends to periodically review the targets in line with the latest science and economic progress, and if necessary, may revise its targets against the backdrop of legal or regulatory changes. In the case that revised interim targets are less ambitious, this will increase the risk that third parties raise allegations of greenwashing, including through civil litigation, regulatory investigations or enforcement actions.
In the United States, state legislators and regulators are issuing potentially conflicting laws and certification requirements regarding ESG matters, reflecting a polarized political context within the U.S. This may result in the risk of loss of business or licenses if the bank cannot meet the certification requirements, while also requiring the bank to analyze and balance positions.
Certain jurisdictions have begun to develop anti-ESG measures including requiring financial institutions that wish to do business with them to certify their non-adherence to aspects of the transition agenda. Failing to comply with these requirements may result in the termination of existing business and the inability to conduct new business with those jurisdictions, while complying may lead to reputational risks and potential lawsuits. The scope and enforceability of such requirements, and their application to the bank, remain uncertain.
Deutsche Bank is rated by a number of ESG rating providers, with the ratings increasingly utilized as criteria to determine eligibility for sustainable investments and to assess management of ESG risks and opportunities. Should the bank’s ratings materially deteriorate, this could lead to negative reputational impacts.
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
reputational risks associated with such allegations, competent supervisory authorities and law enforcement agencies may commence investigations based on such allegations.
33

Deutsche Bank	Item 3: Key Information
Annual Report 2025 on Form 20-F	Risk Factors
Deutsche Bank is committed to managing its business activities and operations in a sustainable manner, including aligning portfolios with net zero emissions by 2050. The bank continues to develop and implement its approach to environmental risk assessments and management in order to promote the integration of environmental-related factors across its business activities. This includes the ability to identify, monitor and manage risks and to conduct regular scenario analysis and stress testing. Rapidly changing regulatory as well as stakeholder demands, combined with significant focus by stakeholders, may adversely affect Deutsche Bank's businesses if it fails to adopt such demands or appropriately implement its plans.
Deutsche Bank recently updated its target for sustainable financing and investment volumes to € 900 billion in sustainable and transition finance for the period from 2020 to the end of 2030, after nearly achieving its 2025 target of €
500 billion. Deutsche Bank may face significant headwinds in achieving these targets, including market competition, evolving regulatory requirements, and the scarcity of green and social assets for compliant funding. If ambitions or targets are missed, this could impact, among other things, revenues and the reputation of the bank, whereas scarcity of green and social assets may reduce Deutsche Bank’s ability to issue compliant funding that qualifies. An economy transitioning at a slower pace may result in significant deviations from the bank’s net zero-aligned emissions pathways toward its targets. This would come to reduce transition risk in the short to medium term but increase it significantly over the longer term. The bank continues to consider its net zero targets as one of the key climate risk management tools.
Other Risks
The bank’s risk management policies, procedures and methods leave the bank exposed to unidentified or unanticipated risks, which could lead to material losses.
Deutsche Bank has devoted significant resources to develop its risk management policies, procedures and methods, including with respect to market, credit, liquidity, operational as well as reputational and model risk. However, the bank may not be fully effective in mitigating these risk exposures in all economic or market environments or against all types of risk, including risks that the bank fails to identify or anticipate. Where Deutsche Bank uses models to calculate risk-
weighted assets for regulatory purposes, potential deficiencies may also lead regulators to impose a recalibration of input parameters or a complete review of the model.
Some of the bank’s quantitative tools and metrics for managing risk are based upon its use of observed historical market behavior. The bank applies statistical and other tools to these observations to arrive at quantifications of its risk exposures. In a financial crisis, the financial markets may experience extreme levels of volatility (rapid changes in price direction) and the breakdown of historically observed correlations (the extent to which prices move in tandem) across asset classes, compounded by extremely limited liquidity. In such a volatile market environment, the bank’s risk management tools and metrics may fail to predict important risk exposures. In addition, Deutsche Bank’s quantitative modeling does not take all risks into account and makes numerous assumptions regarding the overall environment, which may not be borne out by events. As a result, risk exposures have arisen and could continue to arise from factors the bank did not anticipate or correctly evaluate in its models. This has limited and could continue to limit the bank’s ability to manage its risks especially in light of geopolitical developments, many of the outcomes of which are currently unforeseeable. The bank’s losses thus have been and may in the future be significantly greater than the historical measures indicate, which could materially and adversely affect its results of operations, financial condition or capital position.
In addition, the bank’s more qualitative approach to managing those risks not taken into account by the quantitative methods could also prove insufficient, exposing the bank to material unanticipated losses. Also, if existing or potential customers or counterparties believe its risk management is inadequate, they could take their business elsewhere or seek to limit their transactions with Deutsche Bank. This could harm the bank’s reputation as well as its revenues and profits.
34

Deutsche Bank	Item 3: Key Information
Annual Report 2025 on Form 20-F	Risk Factors
As Deutsche Bank is dependent on legacy infrastructure providers with challenged business models, the bank therefore has become more reliant on cloud based and data intensive platforms which increases concentration risk
As the bank continues to modernize its technology landscape and increases reliance on cloud‑based and data‑intensive platforms, operational resilience remains a priority for senior management. Growing dependence on a small number of global cloud and data center providers, many concentrated in the United States, heightens concentration and systemic risk, as seen in recent market wide outages. Given the scale, specialization and integration of such providers, the bank may not be able to readily substitute alternative providers, execute upon the bank's remediation rights or migrate critical workloads without significant costs, disruption or delay. Geopolitical, regulatory or policy developments could further affect service continuity or data access.
While these platforms provide significant scalability and efficiency benefits, disruptions from provider outages, data‑center incidents, infrastructure constraints or geopolitical events could affect the bank’s ability to deliver critical services. Rising demand for computing power, including analytics and AI workloads, is also increasing pressure on underlying power and network infrastructure.
The accelerating pace of technological advances is heightening cyber risk, with threat actors leveraging increasingly sophisticated and frequent attacks. Geopolitical tensions continue to fuel persistent cyber activity, a trend expected to intensify as AI amplifies both capability and scale. Hybrid warfare which combines cyber operations, disinformation, and targeted disruption of critical digital infrastructure by state and non‑state actors, further elevates operational and systemic risks. These converging tactics blur the boundaries between physical and digital conflict, increasing the likelihood of multi‑vector disruptions that could impair the bank’s technology environment and threaten service continuity.
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
Financial institutions rely on third-party and intragroup service providers for a range of services, some of which support their critical operations. These dependencies have grown in recent years as part of the increasing trend in digitalization of the financial services sector which can bring multiple benefits including flexibility, innovation and improved operational resilience. However, if not properly managed, disruption to service providers could pose risks to critical services provided by financial institutions, and in some cases, financial stability.
The regulatory framework for managing third party risk continues to evolve and becomes increasingly complex as regulators seek to address various objectives. Two main areas of focus are how financial institutions identify and manage their third-party risks and how systemic risks caused by concentration of services provided by critical third parties and subcontractors are addressed.
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
data breach notification obligations, reputational damage, client dissatisfaction and potential regulatory penalties or litigation exposure.
35

Deutsche Bank	Item 3: Key Information
Annual Report 2025 on Form 20-F	Risk Factors
Operational risks, which may arise from errors in the performance of the bank’s processes, the conduct of its employees, shortfalls in access management, instability, malfunction or outage of its IT system and infrastructure, or loss of business continuity, or comparable issues with respect to the bank’s vendors, may disrupt the bank's businesses and lead to material losses.
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
The bank is required to monitor, evaluate, and observe laws and other requirements relating to financial and trade sanctions and embargoes set by the EU, the Deutsche Bundesbank, Germany’s Federal Office for Economic Affairs and
Export Control, and other authorities, such as the U.S. Treasury Department’s Office of Foreign Assets Control (OFAC)
and the UK Treasury Department’s Office of Financial Sanctions Implementation (OFSI), or local authorities of Deutsche
Bank's locations. Sanctions are subject to rapid change, and it is also possible that new direct or indirect secondary sanctions or similar restrictive measures could be imposed by the United States or other jurisdictions without warning, as a result of geopolitical developments. Should the bank fail to comply timely and in all respects with these sanctions, the bank could be exposed to legal penalties or other adverse action and its reputation could suffer.
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
Global industries continue to conduct business from home and away from primary office locations, which has changed business practices compared to historic trends. The demand on the bank’s technology infrastructure and the risk of cyber-attacks could lead to technology failures, security breaches, unauthorized access, loss or destruction of data or unavailability of services, as well as increase the likelihood of conduct breaches.
36

Deutsche Bank	Item 3: Key Information
Annual Report 2025 on Form 20-F	Risk Factors
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
Deutsche Bank’s large clearing and settlement business poses risks if it fails to operate properly for even short periods.
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
Deutsche Bank must test goodwill and other intangible assets at least annually for impairment or each reporting period if indicators of impairment exist. In the event the test determines that impairment exists, the bank must write down the value of the asset.
Goodwill arises on the acquisition of subsidiaries and associates and represents the excess of the aggregate of the cost of an acquisition and any noncontrolling interests in the acquiree over the fair value of the identifiable net assets acquired at the date of the acquisition. Goodwill on the acquisition of subsidiaries is capitalized and reviewed for impairment annually or more frequently if there are indications that impairment may have occurred. Intangible assets are recognized separately from goodwill when they are separable or arise from contractual or other legal rights and their fair value can be measured reliably. These assets are tested for impairment and useful life reaffirmed at least annually. The determination of the recoverable amount in the impairment assessment of non-financial assets requires estimates based on quoted market prices, prices of comparable businesses, present value or other valuation techniques, or a combination thereof, necessitating management to make subjective judgments and assumptions. These estimates and assumptions could result in significant differences to the amounts reported if underlying circumstances were to change. Impairments of goodwill and other intangible assets have had and may have in the future a material adverse effect on the bank’s profitability and results of operations.
In addition to Deutsche Bank’s traditional banking businesses of deposit-taking and lending, the bank may also engage in nontraditional credit businesses in which credit is extended via transactions that may materially increase the bank’s exposure to credit risk.
As a financial institution, Deutsche Bank is exposed to the risk that third parties who owe claims to the bank will not perform on their obligations. Many of the bank’s businesses extend beyond the traditional banking businesses of deposit-
taking and lending and also expose the bank to credit risk.
In particular, much of the business in the Investment Bank entails credit transactions, frequently ancillary to traditional banking transactions. Nontraditional sources of credit risk can arise, for example, from holding securities of third parties;
entering into swap or other derivative contracts under which counterparties have obligations to make payments to the bank; executing securities, futures, or currency trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries; and
extending credit through other arrangements. Parties to these transactions may default on their obligations which would result in Deutsche Bank incurring significant losses.
In the past, exceptionally difficult market conditions severely adversely affected certain areas in which the bank does nontraditional credit risk business, including leveraged finance and structured credit markets. If similar market conditions occur in the future, the bank may experience adverse effects.
37

Deutsche Bank	Item 3: Key Information
Annual Report 2025 on Form 20-F	Risk Factors
A substantial proportion of the bank’s assets and liabilities comprise financial instruments carried at fair value, with changes in fair value recognized in the income statement. Fair value changes have in the past and could in the future result in significant losses.
Fair value is defined as the price at which an asset or liability could be exchanged in an arm's length transaction between knowledgeable, willing parties, other than in a forced or liquidation sale. If the value of an asset carried at fair value declines (or the value of a liability carried at fair value increases) a corresponding loss in fair value is recognized in the income statement. If observable prices or inputs are not available for certain classes of financial instruments, fair value is determined using valuation techniques the bank believes to be appropriate for the particular instrument. The application of valuation techniques to determine fair value involves estimation and management judgment, the extent of which will vary with the degree of complexity of the instrument and liquidity in the market. Management judgment is required in the selection and application of the appropriate parameters, assumptions and modeling techniques. If any of the assumptions change due to negative market conditions or for other reasons, subsequent valuations may result in significant changes in the fair values of the bank’s financial instruments and which have in the past and may in the future result in significant losses.
Deutsche Bank’s exposure and related changes in fair value are reported net of any fair value gains that may be recorded in connection with hedging transactions related to the underlying assets. However, the bank may never realize these gains, and the fair value of the hedges may change in future periods for a number of reasons, including deterioration in the credit of hedging counterparties. Such declines may be independent of the fair values of the underlying hedged assets or liabilities and may result in future losses.
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
consolidated financial statements.
The bank develops and maintains guidelines for governance and risk management, including funding, asset allocation and actuarial assumption setting. In this regard, risk management means the management and control of risks for the bank related to market developments (e.g., interest rate, credit spread, price inflation), asset investment, regulatory or legislative requirements, as well as monitoring demographic changes (e.g., longevity). To the extent that pension plans are funded, the assets held mitigate some of the liability risks, but introduce investment risk. In its key pension countries, the bank’s largest post-employment benefit plan risk exposures relate to potential changes in credit spreads, interest rates, price inflation, longevity risk and liquidity risk, although these have been partially mitigated through the investment strategy adopted. Overall, the bank seeks to minimize the impact of pensions on its financial position from market movements, subject to balancing the trade-offs involved in financing post-employment benefits, regulatory capital and constraints from local funding or accounting requirements.
The bank’s investment objective in funding the plans and its obligations in respect of them is to protect the bank from adverse impacts of its defined benefit pension plans on key financial metrics. The bank seeks to allocate plan assets closely to the market risk factor exposures of the pension liability to interest rates, credit spreads and inflation and, thereby, plan assets broadly reflect the underlying risk profile and currency of the pension obligations.
38

Deutsche Bank	Item 3: Key Information
Annual Report 2025 on Form 20-F	Risk Factors
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
In Germany, the Group is a member of the BVV Versicherungsverein des Bankgewerbes a.G. (BVV), a multi-employer defined benefit plan, together with other financial institutions. In line with industry practice, the Group accounts for it as a defined contribution plan since insufficient information is available to identify assets and liabilities relating to the
Group’s current and former employees, primarily because the BVV does not fully allocate plan assets to beneficiaries nor to member companies. The Group may be exposed to significant financial risk should the residual risks materialize or if the assumptions that form the basis of the benefit obligation related to this multi-employer defined benefit plan prove to be unrealistic.
The evolution of digital assets increases operational, liquidity and financial risks and could impact Deutsche Bank's results of operations
The continued evolution of digital assets and their potential applicability in payment and treasury processes as well as for other types of financial services presents operational, liquidity and financial risks. For example, the bank is exposed to risks arising from shifts in the global payments landscape, including the increasing use of regulated forms of tokenized money such as stablecoins issued by both banking and non-banking entities, as well as the introduction of central bank digital currencies (CBDCs) for retail and wholesale use cases. The growth and acceptance of these instruments could furthermore displace elements of the bank’s traditional product offering, such as trading, custody and clearing, and payments, with consequential impacts on Deutsche Bank’s business model and deposit base, and potentially increasing
Deutsche Bank’s operational and liquidity risk landscape. In addition, new competitors may introduce tokenized asset products and services that the bank does not provide, which may result in the loss of revenue or clients.
Deutsche Bank is subject to laws and other requirements relating to financial and trade sanctions and embargoes. If the bank breaches such laws and requirements, it can be subject, and in the past has been subject, to material regulatory enforcement actions and penalties.
The bank is required to monitor, evaluate, and observe laws and other requirements relating to financial and trade sanctions and embargoes set by the EU, the Deutsche Bundesbank, Germany’s Federal Office for Economic Affairs and
Export Control, and other authorities, such as the U.S. Treasury Department’s Office of Foreign Assets Control (OFAC)
and the UK Treasury Department’s Office of Financial Sanctions Implementation (OFSI), or local authorities of Deutsche
Bank locations. Sanctions are subject to rapid change, and it is also possible that new direct or indirect secondary sanctions (including as a result of U.S. secondary sanctions risks for financial institutions that engage in certain dealings relating to Russia) could be imposed by the United States or other jurisdictions without warning as a result of geopolitical developments. New and far-reaching sanctions against Russian entities and individuals have been, and may continue to be, imposed by the United States, the EU, the United Kingdom and other individual countries as a result of the continuation of Russia’s war in Ukraine, and many of these sanctions require very rapid implementation. Should the bank fail to comply timely and in all respects with these or new or preexisting laws and requirements, it can be subject, and has in the past been subject, to material regulatory enforcement actions and penalties, and its reputation could suffer.
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
The bank engages or has engaged in a limited amount of business with counterparties, including government-owned or -
controlled counterparties, in certain countries or territories that are subject to comprehensive U.S. sanctions (referred to as “Sanctioned Territories”), or with persons or entities targeted by U.S. economic sanctions (referred to as “Sanctioned
Persons”). U.S. law generally prohibits U.S. persons or any other persons acting within U.S. jurisdiction (which includes business with a U.S. nexus) from dealings with or relating to Sanctioned Territories or Sanctioned Persons. Additionally,
U.S. indirect or “secondary” sanctions threaten the imposition of sanctions against non-U.S. persons entirely outside of
U.S. jurisdiction for engaging in certain activities deemed contrary to U.S. interests. For example, the U.S. has targeted foreign financial institutions with respect to a number of activities, including knowingly or unknowingly facilitating transactions or providing services relating to Russia’s military-industrial base. The bank’s U.S. subsidiaries, branch offices, and employees are, and, in some cases, its non-U.S. subsidiaries, branch offices, and employees are or may become, subject to such prohibitions and other regulations.
39

Deutsche Bank	Item 3: Key Information
Annual Report 2025 on Form 20-F	Risk Factors
Deutsche Bank is a German bank and its activities with respect to Sanctioned Territories and Sanctioned Persons have been subject to policies and procedures designed to exclude the involvement of U.S. jurisdiction, including U.S. persons acting in any managerial or operational role and to ensure compliance with United Nations Security Council, European
Union and German sanctions and embargoes; in reflection of legal developments in recent years, the bank has further developed its policies and procedures with the aim of promoting – to the extent legally permitted – compliance with regulatory requirements extending to other geographic areas regardless of jurisdiction. However, the regulatory requirements themselves may change rapidly, and should its policies prove to be, or have been, ineffective, the bank may be subject to regulatory or enforcement action that could materially and adversely affect its reputation, financial condition, or business.
Further, in response to the war in Ukraine, the United States, as well as other nations and the EU, have continued to expand sanctions on Russia, Russian entities and third-country entities supporting sanctions avoidance; such sanctions could have a material impact on the bank’s business activities. In response, the bank took a range of preparatory and responsive actions to implement the high number of, and in part newly developed, sanctions by inter alia filter and control updates, additional due diligence steps in transaction and client reviews with a nexus to Russia and by restricting its policy significantly and adjusting processes. Furthermore, additional transactions with Russia and Belarus have been prohibited by bank policy starting from March 2025 and April 2025, respectively. Even though Deutsche Bank believes that it reacted quickly and thoroughly to these challenges, the sheer amount and complexity of changes and the broad discretion that U.S. authorities may exercise in interpreting and enforcing U.S. sanctions have increased the operational risk relating to regulatory compliance. Given the strict liability applied in areas of this regulatory environment and the extraterritorial reach of U.S. secondary sanctions, such operational risk may translate into regulatory risks for the bank leading to consequential losses. There can be no assurances that U.S. authorities will not bring enforcement actions against the bank or impose secondary sanctions or other adverse consequences. Any such actions could have a material impact on the bank’s business and harm its reputation.
40

Deutsche Bank	Item 4: Information on the company
Annual Report 2025 on Form 20-F	History and development of the company
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
Report 2025.
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
Business Overview
Deutsche Bank’s organization
Please see “Combined Management Report: Operating and financial review: Deutsche Bank Group: Deutsche Bank’s organization” in the Annual Report 2025. For information on net revenues by geographic area and by corporate division please see Note 4 “Business Segments and related information: Entity-wide disclosures” to the consolidated financial statements and “Combined Management Report: Operating and financial review: Results of operations: Segment results of operations” in the Annual Report 2025.
Management structure
Please see “Combined Management Report: Operating and financial review: Deutsche Bank Group: Management structure” in the Annual Report 2025.
41

Deutsche Bank	Item 4: Information on the company
Annual Report 2025 on Form 20-F	Business Strategy
Business Strategy
The information presented in this section is based on IFRS as issued by the IASB (IASB IFRS), whereas Deutsche Bank’s financial targets and capital objectives are based on financial results prepared in accordance with IFRS as issued by the
IASB and endorsed by the EU (EU IFRS). The IASB IFRS financial results may materially differ from the EU-IFRS results as
Deutsche Bank applies hedge accounting under the EU carve-out. Deutsche Bank does not use the IASB IFRS financial results as a basis for measuring the bank’s progress towards its financial targets or capital objectives. For additional details, please refer to “Note 01 – Material Accounting Policies and Critical Accounting Estimates – EU carve-out” to the consolidated financial statements.
Global Hausbank
Deutsche Bank’s strategic and financial roadmap for 2025 aimed to position the bank as the Global Hausbank, underpinned by strong European foundations and a broad international network. The strategy focused on achieving the
2025 financial targets and capital objectives and was built on three core pillars: risk management, sustainability and technology, priorities that have become even more important amid persistent geopolitical and macroeconomic uncertainty. By the end of 2025, the bank had met or surpassed its key financial targets and capital objectives, measured on the financial results prepared in accordance with IFRS as issued by the IASB and endorsed by the EU (EU IFRS), thereby laying a firm foundation to scale the Global Hausbank.
At the Investor Deep Dive in November 2025, Deutsche Bank announced the next phase of its strategy and financial targets and capital objectives for 2028. Having restored the bank’s profitability and strengthened its foundations, the bank’s focus will be on accelerating value creation by scaling the Global Hausbank. Deutsche Bank’s goal is to tap significant further growth potential, building on its position as the trusted partner for clients in a changing environment.
The bank’s long‑term vision is to become the European Champion in banking, marked by leadership in key business segments on a European level, market-leading returns, a deep and scaled global presence and an AI-powered and innovation-focused organization.
Deutsche Bank’s key performance indicators for 2025
Financial targets:
–Post-tax return on average tangible equity of above 10% for the Group
–Compound annual growth rate of revenues between 2021 and 2025 of 5.5% to 6.5%
–Cost/income ratio of below 65%
Capital objectives:
–Common Equity Tier 1 (CET1) capital ratio within an operating range of 13.5% to 14.0%, with a 200 basis points distance to the Maximum Distributable Amount (MDA) as a floor
–50% Total payout ratio from 2025
When used with respect to future periods, non-GAAP financial measures Deutsche Bank uses are forward-looking statements. Deutsche Bank cannot predict or quantify the levels of the most directly comparable financial measures under IFRS that would correspond to these measures for future periods. This is because neither the magnitude of such
IFRS financial measures, nor the magnitude of the adjustments to be used to calculate the related non-GAAP financial measures from such IFRS financial measures, can be predicted. Such adjustments, if any, will relate to specific, currently unknown, events and in most cases can be positive or negative, so that it is not possible to predict whether, for a future period, the non-GAAP financial measure will be greater than or less than the related IFRS financial measure.
42

Deutsche Bank	Item 4: Information on the company
Annual Report 2025 on Form 20-F	Business Strategy
Financial performance in 2025
In 2025, net revenues were € 31.4 billion in 2025, essentially flat compared to € 31.5 billion in 2024. From 2021 to year end 2025, revenues grew at a compound annual rate of 5.3%.
On operational efficiency, Deutsche Bank completed its € 2.5 billion operational efficiency program as planned by the end of 2025. Measures included the optimization of the bank’s platform in Germany and workforce reductions, notably in non-client-facing roles.
Deutsche Bank’s capital efficiency program delivered further risk-weighted assets (RWA) equivalent benefits in 2025.
These efficiencies contributed to the bank’s year end 2025 CET1 capital ratio of 14.2%, which was up versus 13.8% at the end of 2024.
During 2025, the bank made capital distributions in respect of 2024 of € 2.3 billion, up by around 50% from 2024. These included the dividend of € 0.68 per share, or € 1.3 billion in aggregate, and share buybacks of € 1.0 billion. For 2026,
Deutsche Bank plans to propose a dividend in respect of the 2025 financial year of € 1.00 per share, or approximately €
1.9 billion in aggregate, up 50% from € 0.68 per share for 2024, at the bank’s Annual General Meeting in May 2026. The bank has also secured customary authorizations for up to € 1.0 billion in further share repurchases in respect of 2025.
Together, these measures would increase cumulative capital distributions to shareholders by a further € 2.9 billion.
Cumulative capital distributions in respect of the financial years 2021–2025, to be paid in 2022–2026, thereby amounting to € 8.5 billion.
43

Deutsche Bank	Item 4: Information on the company
Annual Report 2025 on Form 20-F	Business Strategy
Sustainability
Sustainability is a fundamental aspect of Deutsche Bank’s strategy. In 2025, the bank continued to focus on the four pillars of its sustainability strategy: Sustainable Finance, Policies & Commitments, People & Own Operations, and
Thought Leadership & Stakeholder Engagement.
Deutsche Bank set ambitious targets to maximize its contribution to achieving the Paris Climate Agreement’s targets and the United Nations (UN) Sustainable Development Goals. The key targets and goals relate to the following sustainability matters:
–Deutsche Bank set new cumulative € 900 billion sustainable and transition finance target for the period from 2020 to the end of 2030, reinforcing its role as a trusted partner for the bank’s clients in the global transformation. The bank aimed to achieve a total of € 500 billion cumulative sustainable finance and ESG investments volumes from January
2020 to end of 2025 (excluding Asset Management (DWS)). Although the original target was not achieved by the end of 2025, Deutsche Bank remains committed to providing sustainable financing and ESG investment solutions to its clients and expects to surpass € 500 billion in the first half of 2026. Progress towards the original target was impacted by several factors over the period, including higher interest rates, regulatory developments as well as changes in the policy environment
–Deutsche Bank introduced a nature ambition to facilitate 300 transactions by the end of 2027, supporting biodiversity as well as ecosystem conservation and restoration in alignment with the United Nations Sustainable Development
Goals
–Deutsche Bank is committed to achieving net zero emissions by 2050. In the previous years, Deutsche Bank has set net zero targets for eight carbon-intensive sectors in its corporate loan book, with interim goals by end of 2030 and final targets by end of 2050
–Deutsche Bank planned to source 100% of its electricity from renewable sources by 2025 and has achieved this target
–In 2021, the bank committed to an aspirational goal to have women represent at least 35% of its Managing Director,
Director and Vice President population globally (excluding Asset Management) by year end 2025, known as the ’35 by
25’ program. By year end 2025, women represented 34.1% of the bank’s Managing Director, Director and Vice
President population globally, with the female representation on senior corporate titles increasing from 2021 to 2025 by 4.2 percentage points
–The bank aims to increase gender diversity at the two levels below the Management Board (MB-1 and MB-2) with a goal of 30% of positions to be held by women by year end 2025, thereby promoting equal opportunity within the
Management Board succession pipeline. The bank effectively met the goal for MB-1 and reached 28.2% at MB-2. In line with German legal requirements, the bank will retain goals beyond 2025 for the two layers below the
Management Board with a goal of 32.5% women at both MB-1 and MB-2 by year end 2026, having regard to local law
In 2025, Deutsche Bank published its initial Transition Finance Framework, defining clear rules for financing net zero transitions in hard-to-abate sectors. Furthermore, the bank updated its Transition Plan with the latest data and main achievements and updated the Sustainable Instruments Framework to align with relevant adjustments to the Sustainable
Finance Framework, effective from January 1, 2026.
44

Deutsche Bank	Item 4: Information on the company
Annual Report 2025 on Form 20-F	Business Strategy
Scaling the Global Hausbank
The bank believes that the progress made in transforming Deutsche Bank laid a strong foundation for delivering sustainable growth through 2028. At the Investor Deep Dive in November 2025, Deutsche Bank presented its strategic and financial roadmap for the period to 2028, outlining plans to further scale the bank’s position as a Global Hausbank and setting out its financial targets and capital objectives for 2028.
Deutsche Bank’s key financial targets and capital objectives for 2028
Financial targets:
–Post-tax return on average tangible equity of greater than 13% for the Group
–Cost/income ratio of below 60%
Capital objectives:
–CET1 capital ratio within an operating range of 13.5% to 14.0%, with a 200 basis points distance to the Maximum
Distributable Amount (MDA) as a floor
–60% Total payout ratio from 2026 and distribution of excess capital when CET1 capital ratio is sustainably above 14%
When used with respect to future periods, non-GAAP financial measures Deutsche Bank uses are forward-looking statements. Deutsche Bank cannot predict or quantify the levels of the most directly comparable financial measures under
IFRS that would correspond to these measures for future periods. This is because neither the magnitude of such IFRS financial measures, nor the magnitude of the adjustments to be used to calculate the related non-GAAP financial measures from such IFRS financial measures, can be predicted. Such adjustments, if any, will relate to specific, currently unknown, events and in most cases can be positive or negative, so that it is not possible to predict whether, for a future period, the non-GAAP financial measure will be greater than or less than the related IFRS financial measure.
Accelerating value creation through three strategic levers
The next phase of Deutsche Bank’s strategy is centered around three levers: focused growth, disciplined capital management and a scalable operating model. These levers are anchored in a firm commitment to shareholder‑value‑add
(SVA) as the central steering principle, aiming at sharpening decision‑making, aligning resource allocation with value creation and strengthening a culture of accountability. Anchored in its ambition to scale the Global Hausbank, Deutsche
Bank aims to deepen client engagement and strengthen collaboration across segments to deliver its full capabilities.
Focused growth: Focused growth is a core driver of Deutsche Bank’s strategic ambition through 2028. The bank expects focused growth areas to contribute meaningfully to long term revenue expansion, targeted to deliver approximately €
5 billion in incremental revenues, increasing Group revenues from € 32 billion to approximately € 37 billion by 2028. This trajectory reflects a balanced uplift across fee generating and interest sensitive activities, including roughly € 2.6 billion in additional net commission and fee income and € 2.3 billion in net interest income, underpinned by the structural hedge rollover, the strength of the German deposit franchise and targeted loan growth across the bank. Growth is expected to be reinforced by more coordinated client coverage, with the Corporate Bank and Investment Bank jointly supporting corporate and institutional clients, the Private Bank and Asset Management enhancing investment and retirement solutions, and the segments contributing to a greater share of client business.
Disciplined capital management: Deutsche Bank manages capital as a strategic lever, ensuring it is deployed where returns are strongest and aligned with the bank’s SVA guiding principles. The bank’s capital strategy is grounded in disciplined balance sheet management, focused on reallocating resources toward capital accretive activities. By the end of 2028,
Deutsche Bank aims to deliver a more than 100 basis point uplift in revenues over RWA (excluding operational risk RWA), supported by strengthened pricing discipline, enhanced balance sheet velocity and expanded risk transfer and securitization channels. The bank aims to maintain a CET1 capital ratio of 13.5% to 14.0%, with a 200 basis points distance to the MDA as a floor. The bank targets a 60% total payout ratio from 2026, and to distribute excess capital when its CET1 capital ratio is sustainably above 14%.
Scalable operating model: Deutsche Bank intends to strengthen the scalability and resilience of its operating model to support long-term growth and improved productivity across the Group. The bank’s objective is to deliver around 6%
operating leverage in 2028, enabled by a balanced combination of forward-looking investments and disciplined cost management. Targeted € 1.5 billion of incremental investments, including technology, artificial intelligence and business-
led initiatives, are designed to unlock early efficiency gains while modernizing core platforms of the bank. These investments are expected to be more than offset by at least € 2 billion in operating efficiencies, driven by front to back process optimization, enhanced IT architecture and transformation across infrastructure functions. This approach supports a sustained improvement in the cost/income ratio with a target below 60% by 2028, while maintaining cost discipline, with expenses excluding business-led investments expected to rise only modestly.
45

Deutsche Bank	Item 4: Information on the company
Annual Report 2025 on Form 20-F	Business Strategy
Post-tax return on average tangible equity is a Non-GAAP financial measure. Please refer to “Supplementary financial information (Unaudited): Non-GAAP financial measures” of this report for the definitions of such measures and reconciliations to the IFRS numbers on which they are based. With effect from the first quarter of 2026, Deutsche Bank will discontinue the separate reporting of adjusted costs and nonoperating costs.
Deutsche Bank Business segments
Corporate Bank
Corporate Bank’s capabilities in Cash Management, Trade Finance and Lending, and Trust and Securities Services are intended to enable the segment to serve the core needs of its clients. Corporate Bank helps clients optimize their working capital and liquidity, secure global supply chains and distribution channels, and manage their risks, in close collaboration with Foreign Exchange within the Investment Bank. Furthermore, Corporate Bank acts as a specialized provider of services to financial institutions, offering
Correspondent Banking and Trust and Securities Services. Corporate Bank combined its Trust and Agency Services and Securities
Services businesses into a new unified Trust and Securities Services organization in mid-2025. Finally, Deutsche Bank provides
Business Banking services to small corporate and entrepreneur clients in Germany through a standardized product suite.
In 2025, Corporate Bank continued to make progress on its strategic objectives, notably by growing net commission and fee income across all regions, while interest hedging and strong deposit growth partly offset deposit margin normalization. Corporate
Bank was awarded “No. 1 Best Trade Finance Bank” by the FINANCE Banken-Survey and “World’s Best Corporate Trust Bank” by
the IJ Global Awards. Deutsche Bank believes that these awards recognize Corporate Bank’s deep client relationships and client-
centric solutions offering.
Corporate Bank’s strategy is anchored around focused growth, strict capital discipline and a scalable operating model, supporting
Deutsche Bank’s Scaling the Global Hausbank strategy. In line with the direction set out at the 2025 Investor Deep Dive,
Deutsche Bank expects meaningful expansion across its core client groups: corporates, institutions as well as small and medium‑sized enterprises. The bank also aims to broaden its platforms and deliver tailored solutions that address clients’ strategic requirements. Building on its strong leadership in Germany, Corporate Bank aims to deepen its position as the trusted partner to the German and European economies, supported by fiscal expansion and strengthened collaboration across Deutsche Bank’s business segments.
Corporate Treasury Services aims to further scale its platform across core products, enabling increased density and a greater range of client offerings, while reallocating capital from sub-hurdle businesses. Institutional Client Services aims to grow its client base in collaboration with the Investment Bank, increase penetration with an extended product offering, and win back U.S. dollar market share in correspondent banking. Business Banking aims to grow its client base, especially gaining from digital sales and by leveraging artificial intelligence and data-driven automated campaigning initiatives that enable more targeted outreach and higher conversion rates.
As a transition partner, Deutsche Bank supports clients across sector value chains in achieving strategic goals, strengthening competitiveness and resilience, and managing financial operations, while integrating sustainable finance capabilities into treasury and financing activities. The bank continues to adapt its sector-aligned sustainable finance capabilities to meet evolving client needs and to enable transition across business models, facilitating progress toward net-zero objectives by combining deep industry knowledge with tailored financial solutions.
To support this ambition, Corporate Bank is building a scalable operating model that increases efficiency, enhances client delivery and positions the business for sustainable growth. The segment is investing in technology‑enabled solutions, strengthened payment capabilities and faster execution enabled by artificial intelligence and automation. These initiatives are complemented by process redesign and platform integration to improve reliability, standardization and speed across the global franchise.
Corporate Bank aims to further leverage its extensive international network across more than 140 countries, combining global reach with deep local expertise. This approach supports seamless delivery across Corporate and Institutional Cash Management,
Trade Finance & Lending, Trust & Securities Services and Business Banking. Through scalable technology deployment and increased operational integration, Corporate Bank aims to enhance productivity, improve resilience and reinforce its competitive differentiation in an evolving market environment.
Aligned with its strategic priorities, Corporate Bank remains committed to strict capital discipline and prudent risk management, while maintaining high lending standards and preserve the quality of its loan portfolio. It plans to continue reallocating risk‑weighted assets toward portfolios with stronger shareholder-value accretion and to increase balance‑sheet velocity through expanded distribution‑led structuring and broader loan syndication. Through focused growth and a scalable platform across
Corporate Treasury Services, Institutional Client Services and Business Banking, Corporate Bank strengthens its contribution to scaling the Global Hausbank and aims to deliver sustainable growth and disciplined returns for clients and shareholders.
46

Deutsche Bank	Item 4: Information on the company
Annual Report 2025 on Form 20-F	Business Strategy
Investment Bank
The Investment Bank is made up of two principal businesses: Fixed Income & Currencies (FIC) and Investment Banking &
Capital Markets (IBCM). Across these businesses, corporate and institutional clients are offered a comprehensive range of services encompassing financing, market making, risk-management solutions, advisory and debt and equity issuance. The segment regionally encompasses Europe, Americas and APAC/MEA.
In 2025, the Investment Bank delivered a strong performance, with a revenue increase of 9% compared to 2024, a materially increased return on equity and improved cost/income ratio. This performance reflects the execution of strategic priorities, enhancing the service offering for clients and building on the franchise development over recent years. During the year, Deutsche Bank was also named “World’s Best FX Bank” in the 2025 Euromoney FX Awards,
reaffirming the bank’s position as one of the leading banks in this market and demonstrating an enhanced offering to clients.
The Investment Bank intends to concentrate on areas of competitive strength to drive focused revenue growth across the segment. The segment is pursuing this through three complementary priorities.
One area of focus is to position IBCM to become a leading European franchise and build on German leadership and a focused global offering, with the aim of strengthening IBCM’s position in core sectors and expanding Advisory and Equity
Capital Markets capabilities, while maintaining the strength of the Debt franchise. This includes deepening corporate client relationships closely aligned with the Corporate Bank and lending, acquiring new clients to broaden industry coverage, and investing in sector and product expertise. A key priority is developing Equity distribution capability to support Equity Capital Markets growth.
In parallel, the segment expects to further invest in the FIC platform to reinforce its strong global position. In the
Americas, growth is expected to come from targeted investments in selected business lines, while capital allocation to
Financing should help offset spread compression, supported by initiatives to deepen client relationships.
Complementing these efforts, the strategy intends to further leverage the Global Hausbank by driving cross-business collaboration with the Corporate Bank to complete coverage across advisory and risk management, the Private Bank, and
Asset Management, thereby unlocking opportunities in asset origination, distribution, and joint product development.
The segment aims to harness technology and artificial intelligence to transform client service and offerings in a controlled environment. This is expected to be supported by technology investment over the next three years, delivering solutions that enhance client experience through advanced data analytics and execution. The implementation of artificial intelligence enabled automation and end-to-end process redesign should create efficiencies, enabling more time for client engagement and maintaining a competitive cost/income ratio, while strengthening control frameworks to ensure safe and sustainable scalability.
Capital is planned to be deployed selectively to support priority growth areas and to develop capital-light franchises such as Advisory and Equity Capital Markets. The segment plans to align this disciplined utilization of capital with high-
return opportunities while leveraging the segment’s capabilities and investor network to distribute risk effectively.
Finally, the Investment Bank intends to optimize the relationship lending book and enhance client level value creation through advanced analytics.
By combining focused growth in core franchises, a scalable technology driven operating model, and disciplined capital deployment, the Investment Bank reinforces its role in scaling the Global Hausbank and is positioned to deliver sustainable profitability. This strategy supports Deutsche Bank’s ambition to create long-term value for clients and shareholders through 2028 and beyond.
47

Deutsche Bank	Item 4: Information on the company
Annual Report 2025 on Form 20-F	Business Strategy
Private Bank
The Private Bank serves over 20 million clients across 60 markets worldwide. The Private Bank is organized into two client sectors: Personal Banking and Wealth Management (formerly Wealth Management & Private Banking). In Germany,
Personal Banking leads the market with around 18 million clients and operates through two main, complementary retail brands: Deutsche Bank as the Hausbank for financial advice and Postbank as a digital-first provider for everyday banking.
In addition, norisbank offers a fully digital banking proposition, while BHW specializes in home-finance solutions. In Italy,
Spain and India, Personal Banking supports retail and emerging affluent clients, acting as a feeder into Wealth
Management. In Germany and across international markets, Wealth Management delivers the Global Hausbank proposition to high-net-worth and ultra-high-net-worth individuals and their family offices, while also serving affluent clients in Europe.
In 2025, Personal Banking made significant progress in its transformation journey toward a digital-first, omni-channel business model by right-sizing the physical sales network, investing in modern branch formats, upgrading remote advisory, and accelerating the roll-out of digital and mobile services. A major milestone was the migration of Deutsche
Bank’s and norisbank's online, mobile, and telephone banking services to the cloud, enabling faster deployment of new digital features. These upgrades strengthened client engagement across digital channels while also supporting successful deposit campaigns.
In Wealth Management, revenues grew across both home and international markets, with robust asset gathering in investment solutions, particularly in discretionary portfolio mandates. The franchise also expanded its alternative-
investment offering, supported by the launch of a new private markets fund in collaboration with DWS and Partners
Group, a Swiss-based alternative asset manager. Commercial momentum with entrepreneurs and family-office clients remained strong, reinforced by deeper One-Bank collaboration with the Corporate Bank, the Investment Bank and DWS.
The evolution of the Wealth Management proposition was also recognized in the industry, earning 15 Euromoney ‘Best
Private Bank’ awards in 2025, including ‘Best Bank for Entrepreneurs’ for the third consecutive year, alongside regional and market-specific accolades.
Private Bank has outlined its ambitions for 2028 to enhance shareholder value through focused growth, strict capital discipline and a more scalable operating model.
Focused growth remains central to both client sectors. In Personal Banking, the deposit offering and new account models are positioned as an entry point for prospective clients, while discretionary investments and pension solutions aim to evolve customer relationships into long-term engagements. Omni-channel interaction and advisory, enriched by artificial-intelligence-driven insights, are expected to further elevate client experience. In Wealth Management, the priority is to grow client assets by expanding in core markets and deepening relationships with ultra-high-net-worth individuals, family offices and family entrepreneurs. This ambition is supported by strategic hiring, strengthened lending capabilities and an expanded suite of investment solutions.
To reinforce strict capital discipline, Personal Banking plans to free up capital through securitizations of retail loans and the optimization of portfolios that do not meet targets for shareholder-value accretion. The released capital is expected to be redeployed to self‑fund growth in Wealth Management and to accelerate investments in strategic initiatives.
Private Bank aims to streamline and scale its operating model by simplifying products, processes and IT. The plan includes consolidating legacy infrastructure into modern, cloud‑based core banking platforms and deploying agentic artificial intelligence to automate front‑to‑back workflows. In Personal Banking, the business is further optimizing its sales network by reshaping the branch footprint in line with customer preferences and advancing efficiency initiatives to support a more scalable, digitally enabled service model. Wealth Management expects to capture artificial-intelligence-
driven process and platform efficiencies across booking centers, while maintaining cost discipline and delivering a globally consistent client experience.
Through focused growth, strict capital discipline, and a scalable operating model, the Private Bank is laying the foundation for its long-term evolution to strengthen its overall contribution to the Global Hausbank.
48

Deutsche Bank	Item 4: Information on the company
Annual Report 2025 on Form 20-F	Business Strategy
Asset Management
Deutsche Bank’s Asset Management segment comprises the consolidated results of its 79.5%-owned, listed affiliate
DWS Group GmbH & Co. KGaA (DWS). The segment advanced Deutsche Bank’s strategy by executing on its four strategic pillars Growth, Value, Build and Reduce in 2025. At the same time, the segment prepared to apply the three levers of focused growth, strict capital discipline and a scalable operating model by 2028.
In Growth, the Passive franchise, represented by the Xtrackers brand, expanded in Europe and the U.S. with sustainable, thematic and actively managed ETFs, and Alternatives gained momentum in infrastructure and private markets. The
European Long-Term Investment Fund (ELTIF) launched by DWS, Deutsche Bank and Partners Group broadened access for investors across private equity, private credit, real estate and infrastructure, reinforcing the franchise’s strength in this area.
In Value, Asset Management delivered mature active strategies across equity and fixed income and continued to scale multi-asset solutions, focusing on resilient offerings for institutional clients and the growing importance of pensions, investment advisory and outsourced Chief Investment Officer (CIO) services.
In Build, the business advanced digitalization by developing embedded investment solutions and digital assets, establishing an Application Programming Interface (API)-driven ecosystem with distribution partners, and progressing
AllUnity’s launch of a regulated euro-denominated stablecoin.
In Reduce, capital and resources were reallocated from lower-return or sub-scale products to priority areas, supported by fund transfers, mergers and closures, enabling self-funded growth.
By 2028, Asset Management aims to support scaling the Global Hausbank by concentrating on focused growth on five priorities, strict capital discipline and a more scalable operating model.
As Gateway to Europe, Asset Management intends to accelerate infrastructure investments and expand private credit with the Corporate Bank and the Investment Bank, and aims to widen distribution through selective regional expansion and the joint development of innovative products and digital investment solutions with the Private Bank.
Top 5 in Top 5 aims to build on the market leadership in Germany, enhance the strategic partnership in China with
Harvest Fund Management and start collaborations with local players to establish scalable positions in the five largest global economies. Xtrackers benefits from its strong European footprint and thematic product demand in Asia/Pacific and the U.S., while the solutions franchise expands in the institutional channel, including third party insurance mandates.
Future of Finance is expected to advance embedded investment via an API ecosystem, develop digital-asset services including stablecoins and on-chain products, and apply artificial intelligence to portfolio construction, risk insights and operations.
Under Bullish Germany and Global Hausbank, Asset Management expects to capture home-market opportunities in
Germany and leverage Deutsche Bank’s value chain across origination, structuring and distribution.
Asset Management maintains strict capital discipline by reallocating resources toward high‑return opportunities, streamlining its product shelf and operating model, and advancing efficiency through talent optimization, automation,
AI, and near‑shoring, thereby driving scalable growth for the Global Hausbank and supporting improved earnings and cost efficiency.
The scalable operating model is designed to convert growth into earnings with discipline. Asset Management continues its strategy to optimize the platform, near-shore and internalize key functions, build enabling teams and make targeted hires in Alternatives, while broadening the Xtrackers platform and investing in data and digital capabilities. The approach is to limit additional costs despite growth so operating leverage improves the cost and income profile through 2028.
49

Deutsche Bank	Item 4: Information on the company
Annual Report 2025 on Form 20-F	The competitive environment
The competitive environment
Geopolitical developments regarding the war in Ukraine continued to influence the economic environment and risk perception, as did developments in the Middle East. In addition, U.S. administration trade policy caused market volatility and affected trade flows throughout 2025.
The global economy maintained a steady growth momentum of 3.4%. In particular, trade policy compromises between the U.S. and its trading partners, along with various tariff reductions, notably dampened trade policy uncertainty.
Inflation decelerated to 3.4%, supporting private consumption and allowing some central banks to implement further interest rate cuts.
Developed economies benefited from the trade compromises and reduced uncertainty. Economic momentum varied regionally in 2025, resulting in overall GDP growth of 1.7%. Inflation eased gradually to 2.6%. Some central banks further lowered their key interest rates from previously restrictive levels.
Emerging markets showed greater resilience than expected despite negative growth and trade shocks from U.S. tariffs.
Emerging Markets maintained GDP growth of 4.4% in 2025. Central banks gained space to cut rates due to lower inflation of 3.9% and reduced dollar strength. Additionally, improved fiscal impulses from external sources and lower energy prices provided further support.
Despite external trade headwinds, the Eurozone economy showed robust growth of 1.4%, thanks to resilient domestic demand. Nevertheless, GDP growth rates varied regionally. Inflation trended downwards to an annual average of 2.1%, almost reaching the European Central Bank's 2% target. Therefore, the ECB was in a position to leave its deposit rate unchanged at a neutral level in the second half of the year.
Germany's GDP almost stagnated, growing by a mere 0.2% in 2025. The economy continued to struggle with competitive disadvantages in foreign trade. Despite initial positive impulses from the now expansionary fiscal policy, domestic demand also lacked momentum. Inflation eased to 2.2%, supporting private consumption to a certain degree; yet sentiment remained weak. The cooling of the robust labor market has slowed.
U.S. GDP growth slowed to 2.0% in 2025. The shutdown of the federal government adversely affected economic activity in the second half of the year. However, AI-related investments supported growth. Reduced food import tariffs eased some inflationary pressure. Consumer price inflation decelerated gradually to 2.8%. Labor market risks likely prompted the Federal Reserve to further cut its key interest rate despite above-target inflation.
The impact of U.S. tariffs on the Japanese economy was limited. GDP growth accelerated to 1.4% in 2025. Business sentiment remained robust. An increase in real employee compensation supported consumption recovery. Inflation remained elevated at 3.2%, driven by rising food prices. Therefore, the Bank of Japan tightened its monetary policy.
Asian economies grew by an average of 5.4% in 2025. GDP momentum benefited primarily from strong growth in India, in addition to impulses from China. Inflation decreased noticeably to 0.9%, which supported private consumption and allowed some central banks to implement further interest rate cuts.
China reached its GDP growth target of 5.0% in 2025, though momentum slowed throughout the year. This was largely due to policy efforts addressing overcapacity and excessive competition. The government's efforts to boost consumer durable goods purchases through trade-in subsidies had a diminishing effect. Inflation decelerated somewhat to 0%.
50

Deutsche Bank	Item 4: Information on the company
Annual Report 2025 on Form 20-F	The competitive environment
2026 Outlook
Statements in this section are based on Deutsche Bank's expectations regarding future economic developments in 2026, and may not materialize. The outlook for the global economy in the following section reflects Deutsche Bank Research’s general expectations regarding future economic developments. Economic assumptions the Group used in the bank’s models are laid out separately in the respective sections.
Global growth is projected to slow to 3.3% in 2026, mainly due to an expected deceleration in emerging market economies. Nevertheless, a reduction in trade-related uncertainties, increased investments in AI, and expanded government spending in Europe are anticipated to boost GDP growth in developed countries. Global inflation is forecast to remain stable at 3.3%.
Developed economies are likely to benefit from the easing of global trade tensions and maintain GDP growth of 1.9%.
Moreover, receding inflation to 2.2% could pave the way for further interest rate cuts by several central banks. While some countries are fiscally consolidating, German fiscal policy will be expansive.
Growth momentum in emerging markets will likely fade to 4.2% given Asia's expected slowdown, while Europe anticipates a slight pickup in GDP growth. Inflation should ease in Europe and Latin America, but rise in Asia, resulting in an average of 4.0% in 2026. Lower inflation and a weaker USD should provide central banks with some scope to cut interest rates.
In the Eurozone, German government spending on defense and infrastructure is expected to boost the economy.
However, only a moderate start to the year is expected to curb GDP growth momentum to 1.1% annually. At 1.7%, headline inflation is likely to be below the ECB’s target of 2%. The ECB is expected to hold its key interest rates unchanged in 2026.
Driven by expansionary fiscal policy, the German economy is expected to recover markedly and grow by 1.5%.
Government spending should also generate a "crowding-in" effect on private investment. However, exporters likely still face headwinds from higher trade barriers and competition. Cooling in the labor market is likely to end as economic momentum picks up. Private consumption is expected to gain momentum as inflation eases to 2.0%.
In the U.S., growth momentum should accelerate to 2.9%, driven by supportive financial conditions, tax relief, and reduced trade policy uncertainty. Moreover, AI-related investments are expected to provide further impetus. The labor market is likely to stabilize. Despite elevated inflation, the Federal Reserve is expected to cut its policy rate at least to a neutral level due to labor market risks.
The Japanese economy is expected to maintain a moderate GDP growth rate of 0.9% in 2026. While the impact of U.S.
tariff policy on Japan is anticipated to be limited, rising wages and decelerating inflation are likely to support household consumption. Headline inflation is expected to ease to 1.9%. The Bank of Japan is likely to implement a further interest rate hike.
The Asian economy is expected to grow by 4.9% in 2026. Even with an anticipated deceleration in China and India, growth momentum is likely to stay robust in the region. Easing trade tensions should offer continued support to economic activity. An inflation rate of 2.2% and a softer USD are expected to provide central banks with some scope for easing their monetary policy.
In China, GDP growth is likely to slow somewhat to 4.5% as "anti-involution policies" dampen overcapacity and investment in machinery and equipment. Nevertheless, fiscal and monetary policies are expected to remain supportive.
The slow recovery of the real estate market remains a headwind for private consumption. Inflation is expected to pick up to 1.5%.
There are a number of risks to the bank’s global economic outlook. From a trade policy perspective, tensions could reignite, especially along strategically important supply chains, particularly between China and the U.S. geopolitical risks remain elevated in various regions, for example, in Ukraine, Asia, and the Middle East. Financial market valuations surrounding the progress of artificial intelligence and associated infrastructures could potentially be sources of market volatility. Furthermore, high government debt ratios could, alongside questionable policy measures for consolidation, lead to fluctuations in bond yields.
51

Deutsche Bank	Item 4: Information on the company
Annual Report 2025 on Form 20-F	The competitive environment
Competitor landscape
Statements in this section are based on Deutsche Bank's expectations regarding future economic and industry developments in 2026, and may not materialize. The industry outlook is based on Deutsche Bank Research’s general assessments. The Group’s economic assumptions are described separately in the relevant sections.
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
In 2025, the strong performance of the European banking industry continued. Despite of lower interest rates, banks were able to limit the pressure on net interest income, while strengthening non-interest income at the same time. Loan volumes with the private sector in the Euro area picked up moderately, with more momentum in mortgages due to lower rates than in corporate lending which in some countries such as Germany still struggled due to a weak macro economy.
Credit standards and loan demand were largely flat following the previous tightening in standards and decline in loan demand. Surging demand for mortgages was the main exception. A benign capital markets environment provided tailwinds for fee and commission income. Corporate finance revenues globally rose across the board, led by mergers &
acquisitions and equity capital markets. Trading volumes also improved, particularly for U.S. equities, not least because of unusual geopolitical and economic policy uncertainty. With asset quality remaining sound and administrative expenses contained, profitability stayed close to post-financial crisis highs. Capital ratios were broadly flat at record levels, despite banks returning significant capital to shareholders via dividends and share buybacks.
The global banking industry is expected to continue to operate in a relatively favorable environment during 2026. While economic growth may remain similar to 2025, it is likely to shift slightly between regions. Interest rates may slightly decrease in the U.S., but are expected to stay unchanged in the Euro area, thus maintaining overall supportive conditions for banks’ net interest income. Fee and commission income in investment banking and asset management could benefit from a benign capital markets performance with contained volatility as economic policy uncertainty is expected to decline from elevated levels in 2025. Asset quality may stay largely resilient, resulting in profitability remaining strong.
This should allow banks to continue returning significant capital to shareholders. On the back of robust earnings and higher stock market valuations, bank merger & acquisition activity in selected markets will probably continue, especially among smaller and mid-tier institutions. Meanwhile, ongoing geopolitical fragmentation poses downside risks for international trade, growth and financial markets, simultaneously raising demand for banks’ hedging and advisory services. Strong growth in private credit markets, foremost in the U.S., constitutes an opportunity for banks to extend credit, while also intensifying competition and triggering financial stability concerns. Increasing adoption of artificial intelligence might allow for efficiency gains and cost savings, but likewise requires considerable investments, strict supervision and monitoring of possibly evolving implications, including for financial stability.
European banks are likely to see a moderate acceleration in demand for credit, both from corporates as economic growth improves as well as from households as lower interest rates bolster the mortgage business. Surging defense spending by governments may translate into tailwinds for European banks. The effect may be particularly pronounced in Germany due to broader domestic fiscal expansion. Securing a level playing field in regulation compared to global and especially
U.S. peers will become increasingly important for EU banks as trends diverge (i.e., the U.S. are set for deregulation across a broad range of areas, whereas prudential requirements in Europe are expected to rise over the coming years). Progress on the EU’s Savings and Investments Union might support capital market integration and performance. A sustainable end to Russia’s war against Ukraine would offer upside potential for the economy and financial markets, and therefore also benefit the banking industry.
U.S. banks should benefit from a pickup in credit demand, lower cost of risk and lower unrealized losses on bond holdings if economic growth edges higher and interest rates fall as expected. Even more beneficial in the longer term could be a reduction in capital requirements currently being discussed by regulators. This might strengthen U.S. banks’ competitive position particularly abroad, in corporate as well as investment banking. At the same time, domestic competition from non-bank financial institutions such as private equity, asset management firms or crypto providers could intensify. Bank performance in 2026 will also depend on whether recent capital market momentum persists.
Banks in China remain under pressure from slowing economic growth and deflationary pressures which should lessen somewhat in 2026. Interest rates are likely to stay low, keeping a lid on banks’ net interest margin. Banks in Japan will probably face a mixed environment: slowing economic expansion may hold back revenue growth, whereas rising interest rates could offset the impact. In addition, Japanese banks could benefit from their significant U.S. exposure, if U.S.
growth were to pick up and regulation is loosened.
52

Deutsche Bank	Item 4: Information on the company
Annual Report 2025 on Form 20-F	The competitive environment
In Deutsche Bank’s home market Germany, the retail banking market remains fragmented, and the competitive environment is influenced by the three-pillar system of private banks, public banks and cooperative banks. In recent years, competitive intensity remained elevated, particularly due to increased activity levels from foreign players and digital-only actors such as digital banks, including new or recent entrants.
Looking at the wider banking ecosystem, the evolution of financial technology firms remains as much an opportunity as a challenge for banks. While Deutsche Bank sees the risk of banking disruption primarily through big technology companies and in select product areas, particularly the unregulated segments, many banks have also taken the opportunity to partner with financial technology firms and leverage their solutions, including in the field of artificial intelligence, to become more efficient and/or develop differentiated delivery channels for end clients. In addition, private credit firms are increasingly becoming competitors for banks, especially in the U.S. market.
Regulatory environment
Various new legislative and regulatory proposals were issued in recent years, covering topics such as regulatory capital, liquidity, resolution planning, central bank digital currencies and digital assets.
Capital, liquidity and leverage requirements: During 2025, the EU started the application of the comprehensive package of reforms with respect to European Union banking rules which implement the Final Basel III set of global reforms, changing how banks calculate their Risk Weighted Assets. The package amended the EU Capital Requirements
Regulation (CRR) and the Capital Requirements Directive (CRD).
The amendments of the CRR and CRD (commonly referred to as "CRR 3" and "CRD 6") include, among other things, a gradually introduced output floor establishing minimum risk-weighted assets that will ultimately be set at 72.5% of the risk-weighted assets calculated under the standardized approach, changes to standardized and internal ratings-based approaches for determining credit risk, changes to the credit valuation adjustment, a revision of the approaches for operational risks and reforms to the market risk framework as set out in the Fundamental Review of the Trading Book
(FRTB), adjustments to the Pillar 2 requirements (P2R) and the Systemic Risk Buffer (SyRB) and a “fit-and-proper” set of rules for the senior staff managing banks. Other measures are aimed at addressing sustainability risks by requiring banks to identify, disclose and manage environmental, social and governance risks as part of their risk management framework and include regular climate stress testing by the banks’ supervisors. The implementation of the changes to CRR and CRD has the potential to increase Deutsche Bank’s risk-weighted assets and will likely affect its business by raising its regulatory capital and liquidity requirements and by leading to increased costs.
In connection with the Final Basel III package, the European Commission adopted in 2025 a Delegated Regulation postponing the application of certain elements of the CRR 3 related to the market risk framework by one more year to
January 2027 and consulted on the way forward after January 2027. This was in order to ensure a level playing field for these rules, given that other major jurisdictions would apply them later or were not clear about their implementation timeline.
On the back of the CRR 3 and CRD 6 finalization and as empowered therein, the EBA continued to work on technical elements through regulatory standards and guidance (regulatory products), by issuing consultations and, in some instances, final regulatory products. These regulatory products have the potential to increase Deutsche Bank’s risk-
weighted assets and will likely affect its business by raising its regulatory capital and liquidity requirements, increasing costs or impacting other parts of the business.
In parallel, the UK Prudential Regulation Authority (PRA) delayed the implementation of its package implementing the
Final Basel III reforms, known as Basel 3.1. until January 2027, and consulted on the way forward in particular for FRTB.
The European Commission also issued a legislative proposal with changes in the regulatory requirements for securitizations of EU banks, including changes in the CRR and Securitization Regulation (SecReg). These changes have the potential to change the regulatory treatment Deutsche Bank applies to its securitization business. The package is now under negotiation by the EU co-legislators.
In 2025, the U.S. banking regulators have publicly stated they are undertaking a comprehensive review of the regulatory and supervisory frameworks applicable to U.S. banks, bank holding companies and intermediate holding companies. The
U.S. banking regulators are actively considering changes to the regulatory capital rules to implement revisions to Basel III finalized by the Basel Committee on Banking Supervision (the “Basel Committee”) in 2017. The future of any such revisions is highly uncertain. In addition, the Federal Reserve Board has issued proposals to enhance the transparency, accountability and predictability of its supervisory stress testing framework.
53

Deutsche Bank	Item 4: Information on the company
Annual Report 2025 on Form 20-F	The competitive environment
The Basel Committee on Banking Supervision made several announcements and consulted on several topics, including banks’ management of Counterparty Credit Risk (CCR). The final rules, if implemented by the bank’s supervisors, have the potential to change the procedures around Deutsche Bank’s CCR management.
Central Clearing Counterparties (CCPs): A regulation amending the European Market Infrastructure Regulation and an
amending Directive (EMIR 3.0 package) came into force end of 2024 bringing changes to derivatives clearing thresholds, reporting and transparency requirements and introducing a requirement for financial and non-financial counterparties to open an active account at an EU CCP for certain derivative instruments and to clear a set number of representative trades. Throughout 2025, European legislative authorities have consulted upon and progressed the development of various level 2 technical standards relating to requirements introduced by EMIR 3.0, including technical standards on the active account requirement which was adopted by the European Commission in October 2025 and was published in the
Official Journal of the EU and the European Union on February 6, 2026 and enters into force on February 20, 2026, i.e.
twenty days after the publication.
In terms of equivalence and recognition determinations for third country CCPs, the European Securities and Markets
Authority (ESMA) and the Reserve Bank of India have signed an updated Memorandum of Understanding (MoU) on
January 27, 2026, which opens the procedure for Indian CCPs to be re-recognised by ESMA. Deutsche Bank expects this process to be finalized over the next few months. Until then, the BaFin continues to allow German credit institutions including Deutsche Bank the possibility to remain members of six Indian CCPs. In January 2025, the European
Commission extended time-limited equivalence for U.K. CCPs for an additional period of three years until June 30, 2028.
Savings and Investments Union: The European Commission published its strategy for the Savings and Investments Union
(SIU) on March 19, 2025, setting out the Commission’s priorities for the ongoing development of the EU’s capital markets and banking sector, including its intention to encourage wider participation in investment products. Notably, the
Commission adopted a legislative package in December 2025 aimed at reforming aspects of EU financial market supervision, facilitating innovation in the EU’s financial markets (including the use of distributed ledger technology), and reducing obstacles to market integration such as those affecting the cross border distribution of investment funds throughout the EU. The package will be scrutinized by the Council of the EU and the European Parliament throughout
2026.
Benchmarks: The European Commission’s legislative reform to the scope of the EU Benchmarks Regulation was published in the Official Journal of the EU on May 19, 2025 and entered into force on June 8, 2025. Applying from
January 1, 2026, the scope of the original Benchmarks Regulation has been reduced to primarily concern so-called
‘critical’ or ‘significant’ benchmarks as well as EU Climate Transition and EU Paris-aligned benchmarks and certain commodity benchmarks, with many non-significant benchmarks now excluded from the scope of the regulation.
Digital Transformation: Several jurisdictions progressed initiatives in 2025 to both address risks and capitalize on the benefits associated with the digitalization of financial services and address the growing dependence on so-called critical third parties. Work in this area is expected to continue with a focus on data protection, open data access, payment innovation, e-privacy, cybersecurity, fraud prevention, operational resilience and capital treatment of crypto assets.
As of January 2025, EU financial entities are required to have in place enhanced governance and risk management requirements in respect of ICT risks apply to EU financial entities under the EU’s Digital Operational Resilience Act
(DORA), and as of 2026 certain ‘designated critical ICT third-party service providers’ are subject to the direct supervision and oversight of the European Supervisory Authorities.
The MiCA Regulation has been fully applicable since December 2024, and various guidance publications, Regulatory
Technical Standards and Implementing Technical Standards to supplement certain governance and compliance requirements in the MiCA Regulation have been published by the EBA and ESMA throughout 2025.
The Data Act as a horizontal set of rules on data access and use that respects the protection of fundamental rights was published in December 2023 and became fully applicable in September 2025, complementing the Data Governance Act as part of the European data strategy. It aims to deliver wide-ranging benefits for the European economy and society by encouraging data-driven innovation. It lays the foundation for so-called sectoral data spaces and data-sharing agreements and introduces rules for switching of cloud service providers.
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
December 2024. Trilogue negotiations with the European Parliament started in April 2025 and formal adoption of the
FiDA legislation is expected in the first half of 2026.
54

Deutsche Bank	Item 4: Information on the company
Annual Report 2025 on Form 20-F	The competitive environment
The European AI Act was published in July 2024 and initial provisions for prohibited AI use cases became applicable on
February 2, 2025, and the remainder of the requirements will become applicable on August 2, 2026. In the U.S. the
Trump Administration published an AI Action Plan in July 2025 detailing its strategy for creating a reg-lite environment to foster rapid AI development and deployment. A key focus of this strategy is restricting the ability of individual States to impose burdensome AI regulations. In December 2025 the Administration issued an Executive Order calling for the development of a federal AI reporting and disclosure framework that would also pre-empt any conflicting state laws.
This Order also directs the Attorney General to form a task force to identify restrictive AI laws and commence litigation to block their enforcement. The SEC has also withdrawn its proposal that would have required investment advisers to disclose conflicts of interest relating to AI-related technologies.
In March 2024, the final Instant Payments Regulation was published to make instant payments in Euro available to all citizens and businesses. This regulation will become applicable in a staggered approach, starting with the initial obligation for banks and payment service providers to be able to receive instant payments in euros which became applicable in January 2025, followed by the obligation for banks and payment service providers to be able to send instant payments and comply with the mandatory “verification of payee” service for incoming instant credit transfers became applicable on October 9, 2025. Later stages of applicability extend these obligations to payments service providers outside the Euro area that offer euro-denominated payment services. Furthermore, in November 2025, the EU
Parliament and Council reached an agreement on further changes to the EU’s payment services legislative framework proposed as part of the third EU Payment Services Directive and a new Payment Services Regulation, focusing on the prevention of and liability for fraud. Formal adoption of the legislative acts is still outstanding.
In addition, the European political and regulatory landscape continues to be driven by a desire to increase “digital sovereignty”. This goal translates into active support for European initiatives in the field of digital identities and cloud services, while at the same time it leads to greater scrutiny of non-European technologies and respective providers, including calls for on-shoring of data and services.
The ECB is pursuing the possible issuance of the digital euro as a new form of digital central bank money (CBDC) to the wider public. The ECB, in close cooperation with the digital euro scheme's Rulebook Development Group (RDG) is advancing technical work to establish a rulebook for the digital euro and continuing to support the legislative process for the introduction of the digital euro. The ECB estimates that if EU lawmakers adopt the legal framework for the digital euro as a legal tender together with a proposed legal framework clarifying the role of euro banknotes and coins as a legal tender and their interplay with the digital euro, the digital euro could be issued during 2029. Given that these legislative uncertainties are ongoing, it is challenging to assess the actual impact of the digital euro on banks. The Bank of England and the U.K. government continue to explore the feasibility for a digital pound, with the project now in its ‘design phase’
but with no final decision on whether to issue a digital pound yet made. In January 2025, President Trump signed an executive order prohibiting federal agencies in the United States from undertaking action to establish or promote the use of CBDCs.
Work by U.K. and U.S. authorities focused on cloud services and the role of critical third-party service providers that are not regulated financial entities, but whose service provision is critical to the functioning of the financial market. In
November 2024, the UK FCA and the Bank of England (BoE) published a final oversight framework for critical third parties which took effect from January 2025 with an initial step to assign the designation status of critical third parties. In
June 2023, the U.S. banking regulators jointly issued supervisory guidance related to third-party risk management practices for banking organizations.
In October 2024, the U.S. Treasury Department issued a final rule implementing Executive Order 14105 by prohibiting or requiring notification of certain outbound U.S. investments to China (including Hong Kong and Macau) in semiconductors, quantum computing technology, and AI. The final rule came into effect on January 2, 2025, and includes (1) prohibitions on certain investments made by U.S. persons and their controlled foreign entities in the Chinese semiconductor, microelectronic, quantum information technology, and artificial intelligence sectors; and (2)
requirements for U.S. persons to notify Treasury of certain other investments in these sectors. In December 2025,
Congress codified and expanded Treasury’s outbound investment framework as part of the 2026 National Defense
Authorization Act (NDAA). Specifically, the law requires expansion of the framework to include i) Russia, Iran, Venezuela
(under the Maduro regime). North Korea, and Cuba and ii) super-computing and hypersonic systems. Treasury has 450 days after enactment of the NDAA (until the first quarter of 2027) to implement these changes, and additional updates and clarifications are likely.
Changes in federal law as well as regulatory and supervisory posture are expected to continue in the United States, including with respect to digital assets. In July 2025, the President’s Working Group on Digital Asset Markets published a report providing recommendations for legislation and regulation to facilitate innovation related to digital assets in the
United States. In July 2025, President Trump signed the GENIUS Act into law, which provides a statutory framework for the regulation of payment stablecoins. The U.S. Congress is also considering legislation to provide jurisdictional clarity related to the regulation of digital assets in the United States.
55

Deutsche Bank	Item 4: Information on the company
Annual Report 2025 on Form 20-F	The competitive environment
Anti-Money Laundering and Other Financial Crime: The new EU anti-money laundering (AML) and countering the financing of terrorism (CFT) legislative package (referred to as the AML/CFT Package) entered into force (applicable from
July 10, 2027). The AML/CFT Package contains a regulation on AML/CFT establishing directly applicable rules (AML
Regulation), a sixth directive on AML/CFT, a regulation establishing the EU AML/CFT Authority (AMLA). One key element of the AML/CFT Package is the establishment of an integrated European AML supervisory mechanism closely involving national supervisors and the newly established AMLA as well as the creation of a unified AML/CFT regulatory framework which includes directly applicable AML/CFT rules and requirements throughout the EU (single EU rulebook). The single rulebook expands the list of obliged entities and includes harmonized, more detailed and granular rules for requirements such as customer due diligence, beneficial ownership, and AML/CFT risk management.
Climate change, environmental and social issues
2025 saw a continuation in the global development of sustainability-related regulation, some of which will become applicable to Deutsche Bank from 2026 onwards. Key themes over the course of the year included ongoing conversations surrounding supply chain due diligence legislation, deforestation guidelines, a proposed Omnibus simplification proposal to ensure more streamlined and transparent reporting standards, as well as a proposed reworking of the Sustainable Finance Disclosure Regulation 2.0 (SFDR).
ESG ratings proposals and reporting requirements: The EU ESG Ratings Regulation was published in the Official Journal of the European Union in December 2024 and will apply from July 2, 2026. In the U.K., the FCA is preparing to implement a new regulatory framework for ESG ratings, which is expected to take effect on June 29, 2028. This initiative follows the release of draft legislation in October 2025, designed to bring ESG ratings under FCA supervision. On December 1, 2025, the FCA published a consultation paper outlining proposed rules and guidance for ESG ratings providers. The consultation will remain open until March 31, 2026, with final rules anticipated in the fourth quarter of 2026.
The German Act Against Unfair Competition (UWG) and the EU Empowering Consumers for the Green Transition
Directive (EmpCo) play an increasingly significant role in shaping ESG claims. The UWG already prohibits misleading commercial practices. Upon transposition of EmpCo, the German “blacklist” (implementing the Annex to the Unfair
Commercial Practices Directive) will be expanded to include additional practices. Specifically, “generic environmental claims" (e.g. “climate neutral” or “eco‑friendly”) are prohibited in principle unless they are appropriately specified and substantiated. Also, the use of sustainability labels, which are not based on a public authority scheme or a third party certification system will be restricted. Furthermore, product-related climate claims implying a neutral/reduced/positive greenhouse gas impact will be prohibited where they rely on compensation/offsetting outside the product's value chain.
At the EU level, EmpCo forms part of the EU's anti-greenwashing framework and must be transposed into national law from March 27, 2026, with application from September 27, 2026. In Germany, the Unfair Commercial Practices Directive-
related changes are expected to be implemented primarily through amendments to the UWG (including its Annex), while the Consumer Rights Directive related information duties will require changes in parallel consumer information rules.
Overall, companies should expect heightened scrutiny; environmental and sustainability‑related claims should be clear, specific, and supported by robust, verifiable evidence to avoid giving misleading impressions and triggering related legal challenges. Enforcement under the UWG will follow national mechanisms (e.g. via complaints brought by competitors or associations).
56

Deutsche Bank	Item 4: Information on the company
Annual Report 2025 on Form 20-F	The competitive environment
ESG Reporting Requirements: 2025 saw firms implementing the Corporate Sustainability Reporting Directive (CSRD) and
its associated European Sustainability Reporting Standards (ESRS), which extended reporting requirements for corporates and banks. Provided that the CSRD has been transposed into the respective national laws in line with the initial implementation deadline in 2024, companies previously subject to the Non-Financial Reporting Directive (NFRD), were required to report for the first time under ESRS for the financial year 2024, with a first Sustainability Statement to be published in 2025. The so-called Stop-the-Clock Directive adopted in April 2025, among other things, postponed by two years the entry into application of the CSRD requirements for large companies that had not yet started reporting as well as listed SMEs. Although Germany has further postponed the adoption of the CSRD implementing law pending the adoption of the so-called Omnibus Package, which is meant, among other things, to simplify sustainability reporting requirements and significantly increase the thresholds for companies falling within the scope of the CSRD, the bank voluntarily applied ESRS as reporting framework for the Sustainability Statement in 2025. Should the Omnibus Package
be adopted in the form of the provisional agreement reached between the European Parliament and the Council of the
EU in December 2025, only companies with more than 1,000 employees on average during the fiscal year and annual net turnover of more than € 450 million would be subject to a streamlined sustainability reporting regime from 2028
(reporting on fiscal year 2027). Member states would have the option to exempt from the reporting requirements for the fiscal years 2025 and 2026 companies that had to start reporting for fiscal year 2024 and will no longer be in scope under the revised CSRD.
In the U.S., the California Air Resources Board (CARB) published two climate-related reporting regulations: SB 253
(Climate Corporate Data Accountability Act) and SB 261 (Climate-Related Financial Risk Act), which require both public and private U.S.-based companies (including U.S. subsidiaries of non-U.S. companies) that do business in California to publish and submit climate-related financial risk reports with the CARB and report greenhouse gas emissions data in
2026. However, in response to an injunction granted by the Ninth Circuit Court of Appeals in the ongoing litigation against SB 261 and SB 253, CARB confirmed on December 1, 2025 that it would not take enforcement action against any entity that does not post and submit a climate-related financial risk report pursuant to SB 261 by the January 1, 2026 statutory deadline. The injunction does not affect SB253 and hence, the CARB proposed deadline of August 10, 2026 for compliance with this Act remains intact.
In March 2024, the SEC adopted rules that would have required U.S. listed companies (such as Deutsche Bank) to provide certain climate-related information in their registration statements and annual reports. These rules have now been stayed by the SEC pending the outcome of ongoing litigation, which the SEC has declined to defend. However, bills proposed or adopted by the legislatures of certain U.S. states may still impose disclosure or other sustainability requirements.
Environmental legislation: The EU Deforestation Regulation (EUDR) initially issued in June 2023 will begin applying to certain companies in 2026. EUDR requires companies trading in cattle, cocoa, coffee, oil palm, rubber, soya and wood -
and products derived from these commodities (e.g., meat products, leather, chocolate, glycerol, soybeans, wood and products such as books) to conduct extensive due diligence on the value chain. On December 23, 2024, a regulation amending EUDR to introduce a 12-month delay in implementation of the Deforestation regulation, which was scheduled to apply from December 30, 2024, was published in the Official Journal of the European Union. On December 23, 2025,
another regulation revising EUDR, introducing a one-year postponement for medium/large companies to December
2026 and micro/small companies to June 30, 2027 was published in the Official Journal of the European Union. The
European Commission is expected to review the administrative burden by April 30, 2026.
Sustainability Due-Diligence: At an EU level, the Corporate Sustainability Due Diligence Directive (CSDDD) was
provisionally agreed by the Member States and the European Parliament in December 2023 and finalized in July 2024.
The CSDDD outlines obligations for corporations to identify, mitigate, minimize and prevent adverse impacts on the environment and human rights for their business chain of activities. Should the Omnibus Package be adopted in the form of the provisional agreement reached between the European Parliament and the Council of the EU in December 2025,
the CSDDD would have to be implemented into national law by EU member states by July 26, 2028 and would be applicable to companies in scope from July 2029. Only companies with more than 5,000 employees on average during the fiscal year and an annual net turnover exceeding € 1.5 billion would fall under the CSDDD. The due diligence obligations under the revised CSDDD would be significantly cut back, including the obligation to adopt a climate transition plan.
In Germany, the starting date for reporting under Supply Chain Due Diligence Act (SCDDA) or
Lieferkettensorgfaltspflichtengesetz "LkSG"), which has been in force since January 1, 2023, was pushed out from April
30, 2024 to December 31, 2025, to align with CSRD and ESRS requirements. On October 1, 2025, the German Federal
Office for Economic Affairs and Export Control announced that it will not be reviewing the submission and publication of reports under SCDDA. While the failure to submit reports will not be subject to sanctions, other due diligence obligations under SCDDA continue to apply and a failure to comply will be subject to sanctions.
57

Deutsche Bank	Item 4: Information on the company
Annual Report 2025 on Form 20-F	Regulation and Supervision
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
Highlights
As part of the Banking Package 2021, the amendment of the Capital Requirements Regulation and the Capital
Requirements Directive (commonly referred to as “CRR 3” and “CRD 6”) finalize, in particular, the implementation of the
Basel III framework in the European Union. CRR 3 and CRD 6 were published in the EU Official Journal in June 2024. CRR
3 was applicable from January 1, 2025, with certain elements of the regulation being phased in over subsequent years.
With some exceptions regarding transposition and application dates, the European Member States shall, in principle, adopt and publish, by January 10, 2026, the laws, regulations and administrative provisions necessary to comply with
CRD 6 and apply those measures from January 11, 2026. The German Banking Directive Implementation and
Bureaucracy Reduction Act (BRUBEG) has already been adopted by the German Parliament. Pending completion of the legislative process, BRUBEG is expected to be published in the Federal Gazette in the first half of 2026, with the effective dates of the various parts of BRUBEG being scheduled between the day after publication and January 11, 2027.
CRR 3 and CRD 6 include, among other things, a gradually introduced output floor establishing minimum risk-weighted assets that will ultimately be set at 72.5% of the risk weighted assets calculated under the standardized approach, changes to standardized and internal ratings-based approaches for determining credit risk, changes to the credit valuation adjustment, a revision of the approaches for operational risks and reforms to the market risk framework as set out in the FRTB, adjustments to the Pillar 2 requirements and the systemic risk buffer (SyRB), a “fit-and-proper” set of rules for the senior staff managing banks, minimum requirements for the prudential supervision of third-country branches, and a provision for future dedicated legislation on the prudential treatment of crypto asset exposures and interim own-funds requirements for certain crypto-asset exposures. Other measures address sustainability risks by requiring banks to identify, disclose and manage environmental, social and governance risks as part of their risk management framework and include regular climate stress testing by the banks’ supervisors. CRR 3 and CRD 6 do not entail any adjustments to the capital requirements for green or brown assets. Rather, climate-related risks are captured by the existing EU risk-based prudential framework. The implementation of CRR 3 and CRD 6 has the potential to increase Deutsche Bank’s risk-weighted assets and will likely affect its business by raising its regulatory capital and liquidity requirements and by leading to increased costs.
Deutsche Bank AG is authorized and regulated by the European Central Bank (ECB) and the German Federal Financial
Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht or “BaFin”). Following the departure of the United
Kingdom (U.K.) from the European Union as a result of Brexit, and European Union law ceasing to be applicable in the U.K.
as from end of 2020, Deutsche Bank AG received a new UK authorization (Part 4A) from the PRA in December 2022.
Pursuant to that authorization, Deutsche Bank AG continues to provide banking and other financial services in the U.K.
both from its London Branch and also on a cross-border basis. Divergence between U.K. and European Union law will potentially, and increasingly, pose challenges for both Deutsche Bank AG and the financial services industry generally.
The following sections present a description of the regulation and supervision of Deutsche Bank’s business in its home market Germany under the European Union framework of regulation, in the United Kingdom and in the United States.
58

Deutsche Bank	Item 4: Information on the company
Annual Report 2025 on Form 20-F	Regulation and Supervision
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
As of December 31, 2025, Deutsche Bank AG benefited from such a waiver, according to which Deutsche Bank AG needs to apply the requirements relating to own funds, large exposures, exposures to transferred credit risks, leverage and disclosure by institutions, as well as certain risk management requirements, only on a consolidated basis.
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
Under the CRR, banks are required to maintain a minimum ratio of Tier 1 capital to total risk exposure amount of 6% and a minimum ratio of Common Equity Tier 1 capital to total risk exposure of 4.5%. The minimum total capital ratio of own funds to total risk exposure is 8%.
59

Deutsche Bank	Item 4: Information on the company
Annual Report 2025 on Form 20-F	Regulation and Supervision
Capital Buffers
The German Banking Act also requires banks to build up a mandatory capital conservation buffer (Common Equity Tier 1 capital amounting to 2.5% of total risk exposure), and authorizes the BaFin to set a domestic countercyclical capital buffer (CCyB) for Germany (Common Equity Tier 1 capital of generally 0% to 2.5% of total risk exposure, or more in particular circumstances) during periods of high credit growth. The CCyB for Germany is currently set at 0.75%. In order to comply with the CCyB requirement, banks must calculate their institution-specific CCyB as the weighted average of the CCyBs that apply to them in the jurisdictions where their relevant credit exposures are located. Accordingly, the total
CCyB requirement, if any, with which Deutsche Bank needs to comply also depends on the corresponding buffer requirements in other jurisdictions. In addition, BaFin may require banks to build up a capital buffer to prevent and mitigate long term non-cyclical systemic or macro-prudential risks not otherwise covered by CRR/CRD (SyRB) (Common
Equity Tier 1 capital of a minimum of 0.5% of the total risk exposure amount). Any SyRB determined by BaFin in excess of
5% would require prior authorization of the European Commission. A SyRB with regard to residential real estate financing is currently set in Germany at 1%. Furthermore, since December 31, 2023, BaFin has imposed an additional SyRB of 4.5%
to all risk exposure amounts in Norway and with effect from June 30, 2025, the reciprocal application of the sectoral systemic risk buffer of 1% ordered by the Banca d'Italia in Italy with respect to all credit risk exposures and counterparty credit risk exposures located in Italy entered into effect. G-SIIs are subject to an additional capital buffer (Common
Equity Tier 1 capital of up to 3.5% of the total risk exposure amount, which the BaFin determines for German banks based on a scoring system measuring the bank’s global systemic importance. Deutsche Bank’s current G-SII capital risk buffer is
1.5% until December 31, 2025 and has been reduced to 1% effective January 1, 2026. BaFin can also determine a capital buffer of Common Equity Tier 1 capital of up to 3% of the total risk exposure amount for other systemically important banks (so-called O-SIIs) in Germany, based on criteria measuring, among others, the bank’s importance for the economy in Germany and the European Economic Area (EEA). Deutsche Bank is subject to treatment both as a G-SII, as well as an
O-SII (on a consolidated basis). Any risk buffer for O-SIIs that exceeds the threshold of 3% requires prior authorization by the European Commission. Deutsche Bank’s current O-SII capital buffer is 2%. The buffers for G-SIIs and the buffer for O-
SIIs are not cumulative; only the higher of these buffers applies. However, such higher buffer and the SyRB are cumulative. If the total buffer is higher than 5%, BaFin needs to seek approval by the European Commission. If a bank fails to build up the required capital buffers, it will be subject to restrictions on the pay-out of dividends, share buybacks and discretionary compensation payments. Also, within the single supervisory mechanism (SSM), the ECB may require banks to maintain higher capital buffers than those required by the BaFin.
Leverage Ratio
The CRR also provides for a Tier 1 capital-based binding minimum leverage ratio requirement of 3%. The minimum leverage ratio requirement is calculated on a non-risk basis and complements the other risk-based capital requirements.
In addition to the minimum leverage ratio requirement, the CRR provides for a leverage ratio buffer requirement for G-
SIIs (such as Deutsche Bank), which must be met with Tier 1 capital and is set at 50% of the G-SII's risk-weighted capital buffer rate. Certain aspects relating to the leverage ratio buffer requirement as contained in the CRD (such as, among others, restrictions on the pay out of dividends if the requirements are not met) must be implemented in the laws of the individual Member States.
Pillar 2 Capital Requirements and Guidance
Furthermore, the ECB may impose capital and leverage ratio requirements on individual significant credit institutions which are more stringent than the statutory minimum requirements set forth in the CRR, the German Banking Act or the related regulations. Upon completion of the supervisory review and evaluation process (SREP) discussed in greater detail below, the competent supervisory authority makes a SREP decision in relation to each relevant bank, which may include specific capital and liquidity requirements for each affected bank. Any such additional bank-specific capital requirements resulting from the SREP are referred to as Pillar 2 requirements for its solvency and leverage ratios in addition to the statutory minimum capital and buffer requirements. Institutions must meet their Pillar 2 requirements for solvency ratios with at least 75% of Tier 1 capital and at least 56.25% of Common Equity Tier 1 capital and for the leverage ratio with Tier 1 capital, respectively.
In addition, the ECB may decide following the SREP to communicate to individual banks an expectation to hold a further
Pillar 2 add-on, the so-called Pillar 2 guidance, to its Common Equity Tier 1 and leverage ratio. The ECB has stated that it generally expects banks to meet the Pillar 2 guidance, although it is not legally binding and failure to meet the Pillar 2 guidance does not automatically have legal consequences. The competent supervisory authority may take a range of other measures based on the SREP outcome to address shortcomings in a bank’s governance and risk management processes or its capital or liquidity position, such as prohibiting dividend payments to shareholders or distributions to holders of regulatory capital instruments.
For details of Deutsche Bank’s regulatory capital, see “Management Report: Risk Report: Risk and Capital Performance”
in Deutsche Bank’s Annual Report 2025.
60

Deutsche Bank	Item 4: Information on the company
Annual Report 2025 on Form 20-F	Regulation and Supervision
MREL Requirements
As discussed below under “Recovery and Resolution”, to ensure that European banks have a sufficient amount of liabilities with loss-absorbing capacity, they are required to meet MREL determined for each institution individually on a case-by-case basis. The European Union implemented the Financial Stability Board’s (FSB) TLAC standard for global systemically important banks (“G-SIBs”, such as Deutsche Bank) by introducing a Pillar 1 MREL requirement for G-SIIs
(the European equivalent term for G-SIBs). This requirement is based on both risk-based and non-risk-based denominators and will be set at the higher of 18% of total risk exposure and 6.75% of the leverage ratio exposure measure. It can be met with Tier 1 or Tier 2 capital or debt that meets specific eligibility criteria. Deduction rules apply for holdings by G-SIIs of TLAC instruments of other G-SIIs. In addition, the competent authorities have the ability to impose on G-SIIs individual MREL requirements that exceed the statutory minimum requirements.
Limitations on Large Exposures
The CRR also contains the primary restrictions on large exposures, which limit a bank’s concentration of credit risks. The
German Banking Act and the German Large Exposure Regulation (Großkredit- und Millionenkreditverordnung)
supplement the CRR in this regard. Under the CRR, Deutsche Bank’s exposure to a customer and any customers affiliated with such customer ("group of connected clients") is deemed to be a “large exposure” when the value of such exposure is equal to or exceeds 10% of its Tier 1 capital. All exposures to customers forming a group of connected clients are aggregated for these purposes. In general, no large exposure may exceed 25% of Deutsche Bank’s Tier 1 capital, or, in case the customer is a bank designated as G-SII, 15% of its Tier 1 capital. For exposures in the trading book, the large exposure regime may give greater latitude, subject to an additional own funds requirement.
61

Deutsche Bank	Item 4: Information on the company
Annual Report 2025 on Form 20-F	Regulation and Supervision
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
In addition, the CRR provides for a net stable funding ratio (NSFR) to reduce medium- to long-term funding risks by requiring banks to fund their activities with sufficiently stable sources of funding over a one-year period. The NSFR is defined as the ratio of a bank’s available stable funding relative to the amount of required stable funding over a one-year period. Banks must maintain an NSFR of at least 100%. The NSFR applies to both the Group as a whole and to individual
SSM regulated entities, including the parent entity Deutsche Bank AG.
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
Anti-Financial Crime, Money Laundering, Sanctions, Fraud, Bribery and
Corruption
Financial sector participants are required to take steps to prevent the abuse of the financial system through money laundering and other financial crime. The European Union has continually sought to strengthen its framework for anti-
money laundering and combating the financing of terrorism, in line with international standards set by the Financial
Action Task Force. To that end, a set of legal instruments (the “AML/CFT Package”) was published in the EU Official
Journal with a July 2024 effective date. One key element of the AML/CFT Package is the establishment of an integrated
European AML supervisory mechanism closely involving national supervisors and the newly established EU Anti-Money
Laundering Authority (AMLA) as well as the creation of a single rulebook. The single rulebook expands the list of obliged entities and includes harmonized, more detailed and granular rules on requirements such as customer due diligence, beneficial ownership, and AML/CFT risk management. The requirements of the Anti-Money Laundering Regulation and
Anti-Money Laundering Directive 6 will be applicable from July 10, 2027. Eventually, once the AML/CFT Package has been implemented, AMLA will directly supervise certain cross-border financial sector entities in the highest risk category, which is expected to include Deutsche Bank, facilitate cooperation among financial intelligence units and coordinate national authorities. Generally, the requirements (such as know-your-customer requirements) currently set out in the
German AML Act (Geldwäschegesetz) and the German Banking Act apply to all business lines and infrastructure units as well as all subsidiaries and affiliates that undertake AML-relevant business and in which Deutsche Bank AG has a dominating influence. A robust and effective internal control environment and adequate infrastructure (comprising people, policies and procedures, controls, testing, IT systems and data) are necessary to ensure that the bank conducts its business and performs its processes in compliance with applicable laws, regulations, and associated supervisory expectations. The bank continually enhances the effectiveness of its internal control environment and improves its infrastructure to align with updated regulatory requirements and to close gaps identified by the bank and/or by regulators and monitors.
62

Deutsche Bank	Item 4: Information on the company
Annual Report 2025 on Form 20-F	Regulation and Supervision
Preventing, detecting and reporting financial crime and complying with applicable laws and regulations is vital to ensuring the stability of banks, such as Deutsche Bank, and the integrity of the international financial system.
Deutsche Bank is required to comply with economic sanctions laws and regulations in the jurisdictions in which it operates, including sanctions administered and enforced by the United Nations Security Council, the European Union,
the United States, the United Kingdom, and other sanctions measures imposed by governments in jurisdictions where the bank operates, as applicable. Deutsche Bank therefore operates a sanctions program reasonably designed to comply with applicable sanctions. As sanctions continue to increase in breadth and complexity, this necessitates continued
updating of the bank’s policies, procedures, processes, and controls.
Deutsche Bank, its management board and supervisory board members and its employees are subject to fraud, bribery and corruption laws and regulations under the German Criminal Code (Strafgesetzbuch) and in the other countries in which it conducts business. The UK Bribery Act 2010 has extraterritorial reach and requires Deutsche Bank to design and develop appropriate measures to mitigate bribery and corruption risk and to establish controls and safeguards to mitigate such risks.
Data Protection and Cyber Risk
Deutsche Bank has to comply with all applicable data protection laws in the countries in which it operates. In Germany and the other European Union Member States, the regulation on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, also referred to as the General Data Protection
Regulation (GDPR), became applicable in the European Union in May 2018. It relates to data protection and privacy rights of individuals within the European Union and addresses the export of personal data to other jurisdictions. The
GDPR primarily aims at giving individuals control over their personal data and to unifying the regulatory environment for cross-border business. The GDPR contains provisions and requirements pertaining to the processing of personal data of individuals and applies to businesses inside the European Union that are processing personal data. The regulation furthermore applies to businesses outside of the European Union if goods or services are offered to data subjects in the
European Union, or if the behavior of data subjects in the European Union is being monitored. The GDPR imposes compliance obligations and grants broad enforcement powers to supervisory authorities, including the authority to levy significant fines for non-compliance. For the U.S., Deutsche Bank maintains a cyber security and data privacy program that complies with the Gramm Leach Bliley Act as well as SEC and New York Department of Financial Services rules.
Under the German Banking Act (Gesetz über das Kreditwesen) and the BaFin’s Minimum Requirements for Risk
Management for Banks (Mindestanforderungen an das Risikomanagement), information security needs to be an integral part of a financial institution’s IT strategy and risk management. The BaFin requires that financial institutions establish a comprehensive information and cyber security program, define standards, implement controls and adhere to their resulting security policies and standards in accordance with evolving business requirements, regulatory guidance, and an emerging threat landscape. In addition, the Digital Operational Resilience Act (DORA), applicable since January 17, 2025, and its pertinent Regulatory Technical Standards (RTS) and Implementing Technical Standards (ITS) provide for a comprehensive framework of rules on digital operational resilience for regulated financial institutions, including
Deutsche Bank AG, in a harmonized form throughout the European Union. Information security risk management within
Deutsche Bank is part of vendor risk management for any procurement if information technology or outsourcing activity include the use of new technologies like cloud services. Information security risk (also referred to as cyber risk) is a component of operational risk assessed in the context of the SREP under Guidelines on ICT Risk Assessment issued by the EBA, which expects financial institutions to protect the confidentiality, integrity, and availability of customer data and information assets. Such guidelines are complemented by the EBA’s Guidelines on ICT and Security Risk
Management an updated version of which was issued on February 11, 2025 in the context of the application of DORA.
63

Deutsche Bank	Item 4: Information on the company
Annual Report 2025 on Form 20-F	Regulation and Supervision
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
The minimum deferral period is four years and may increase to five years depending on certain factors. For certain material risk takers the minimum deferral period is set at five years. Also, at least 50% of the variable remuneration for material risk takers must be paid in shares of the bank or instruments linked to shares of the bank. Variable compensation of material risk takers has to be subject to an ex-post risk adjustment mechanism and to a claw back provision in case of personal wrongdoing. These deferral and claw back provisions do not apply to a material risk taker whose variable remuneration does not exceed € 50,000 gross and 1/3 of the total annual remuneration. Finally, Deutsche Bank is required to comply with certain disclosure requirements relating to the remuneration it pays to, and its remuneration principles in respect of, its material risk takers and other affected employees.
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
For details of Deutsche Bank’s remuneration system, see “3 - Compensation Report” in Deutsche Bank’s Annual
Report 2025.
Deposit Protection and Investor Compensation in Germany
The Deposit Protection Act and the Investor Compensation Act
The German Deposit Protection Act (Einlagensicherungsgesetz) and the German Investor Compensation Act
(Anlegerentschädigungsgesetz) provide for a mandatory deposit protection and investor compensation system in
Germany, based on a European Union directive on deposit guarantee schemes (DGS Directive) and a European Union directive on investor compensation schemes.
The German Deposit Protection Act (which implements the DGS Directive into German law) requires that each German bank participates in one of the statutory government-controlled deposit protection schemes
(Entschädigungseinrichtungen). Since October 2021, the Entschädigungseinrichtung deutscher Banken GmbH (EdB), which has been commissioned by the German Federal Ministry of Finance to operate the mandatory deposit protection scheme, is the sole German deposit protection scheme for all German banks. The EdB collects and administers the contributions of the member banks, and settles any compensation claims of depositors in accordance with the German
Deposit Protection Act.
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
Deposit protection schemes will be required to contribute to bank resolution costs if resolution tools are used. The contribution made by the deposit protection scheme is limited to the compensation it would have to pay if the affected bank had become subject to insolvency proceedings. Furthermore, deposit protection schemes may provide funding to its participating banks to avoid their failure under certain circumstances.
64

Deutsche Bank	Item 4: Information on the company
Annual Report 2025 on Form 20-F	Regulation and Supervision
Under the German Investor Compensation Act, in the event that the BaFin ascertains a compensation case, EdB as
Deutsche Bank AG’s deposit protection scheme is also required to compensate 90% of the aggregate claims of each covered creditor arising from securities transactions denominated in Euro or in a currency of any other Member State up to an amount of the equivalent of € 20,000. Many financial markets participants such as banks, insurance companies, investment funds, governmental bodies or medium-sized and large corporations, however, do not benefit from this coverage.
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
The financial resources of the Deposit Protection Fund are funded by contributions of the participating banks. If the resources of the Fund are insufficient, banks may be required to make special contributions, in particular if the resources of the Deposit Protection Fund become stretched due to bank insolvencies or otherwise. In order to avoid the need for special contributions in the context of the failure of a member of the Deposit Protection Fund, Deutsche Bank may on occasion participate in solutions to address such bank failure outside of the statutory or voluntary deposit protection system.
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
A related area is the Market Abuse Regulation (MAR) which establishes a common European Union framework for, inter alia, insider dealing, the public disclosure of inside information, market manipulation, and managers’ transactions. The
German Securities Trading Act, which had contained rules on market abuse prior to the entering into force of the MAR, continues to supplement the MAR in this respect, for example by providing for sanctions in case of violations of the MAR.
In addition, the Markets in Financial Instruments Directive (MiFID), implemented primarily by the German Securities
Trading Act, and the Markets in Financial Instruments Regulation (MiFIR) provide for more far-reaching regulation and oversight of financial firms providing investment services or activities in the European Union by covering additional markets and instruments, the extension of pre- and post-trade transparency rules from equities to all financial instruments, greater restrictions on operating trading platforms, and greater sanctioning powers. The trading venues under supervision include organized trading facilities. In addition, MiFID/MiFIR, also provide for a trading obligation for over-the-counter (OTC) derivatives subject to mandatory clearing and which are sufficiently standardized, and investor protection rules that significantly impact the way investment firms distribute products.
The Regulation on Key Information Documents for Packaged Retail and Insurance-based Investment Products (PRIIPs)
imposes disclosure and transparency requirements when advising on or selling to clients classified as “retail” structured products and other complex and packaged investment products and aims at increasing investor protection.
65

Deutsche Bank	Item 4: Information on the company
Annual Report 2025 on Form 20-F	Regulation and Supervision
Beyond the infrastructure-related provisions of MiFID, PRIIPs and MiFIR, market infrastructure has been the focus of other regulatory initiatives of the European Union that are relevant for Deutsche Bank. The Regulation on Transparency of Securities Financing Transactions aims at increasing transparency and reducing risks associated with such transactions. The regulation requires that repos, securities lending transactions and transactions with equivalent effect and margin lending transactions be reported to trade repositories and requires risk disclosures and consent before assets are reused or re-hypothecated. For the OTC derivatives markets, the European Regulation on OTC Derivatives, CCPs and
Trade Repositories, also referred to as EMIR, pursues the goals of reducing system, counterparty and operational risk and increase transparency in the OTC derivatives markets. The regulation introduced requirements for standardized OTC derivatives, such as central clearing, margining, portfolio reconciliation or reporting to trade repositories.
In addition, the European Union’s Regulation on Financial Benchmarks seeks to ensure the integrity and accuracy of indices used as benchmarks for financial instruments and contracts, and prevent their manipulation. Benchmark administrators are required to obtain authorization or registration in respect of certain benchmarks (including critical and significant benchmarks) and are subject to rules and oversight regarding their organization, governance and conduct, although as of January 1, 2026, many ‘non-significant’ benchmarks are no longer in scope of the EU’s benchmark regulation. European Union-regulated banks, investment firms, fund managers and certain other supervised entities are only permitted to use benchmarks provided in accordance with the regulation.
Legal Requirements relating to Financial Statements and Audits
As required by the German Commercial Code (Handelsgesetzbuch), Deutsche Bank AG prepares its non-consolidated financial statements in accordance with German GAAP. Deutsche Bank Group’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union, and the bank’s compliance with capital adequacy requirements and large exposure limits is determined solely based upon such consolidated financial statements.
Under German law, Deutsche Bank AG is required to be audited annually by a certified public accountant
(Wirtschaftsprüfer). Deutsche Bank AG’s auditor is appointed each year at the annual shareholders’ meeting. However, the supervisory board mandates the auditor and supervises the audit. The BaFin and the Deutsche Bundesbank
(“Bundesbank”), the German central bank, must be informed of the appointment and the BaFin may reject the auditor’s appointment. The German Banking Act requires that a bank’s auditor inform the BaFin and the Bundesbank of any facts that come to the auditor’s attention which would cause it to refuse to certify or to limit its certification of the bank’s annual financial statements or which would adversely affect the bank’s financial position. The auditor is also required to notify the BaFin and the Bundesbank in the event of a material breach by management of the articles of association or of any applicable law. The auditor is required to prepare a detailed and comprehensive annual audit report
(Prüfungsbericht) for submission to the bank’s supervisory board, the BaFin and the Bundesbank. The BaFin and the
Bundesbank share their information with the ECB. In addition to the statutory audit directive and its amendment that has been implemented into national law, Deutsche Bank is also subject to the European Union’s Regulation on Specific
Requirements regarding Statutory Audit of Public-Interest Entities which includes requirements for mandatory audit firm rotation and restrictions on non-audit services.
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
With respect to Deutsche Bank and other significant credit institutions, the ECB is the primary supervisor and is responsible for most tasks of prudential supervision, such as compliance with regulatory requirements concerning own funds, large exposure limits, leverage, liquidity, securitizations, corporate governance, business organization and risk management requirements. The ECB carries out its day-to-day supervisory functions through a joint supervisory team
(JST) established for Deutsche Bank Group. The JST is led by the ECB and comprises staff from the ECB and national supervisory authorities, including the BaFin and the Bundesbank. In addition, and regardless of whether an institution is significant or not, the ECB is responsible for issuing new licenses to credit institutions and for assessing the acquisition and increase of significant participations (also referred to as qualifying holdings) in credit institutions established in those
Member States of the European Union that participate in the SSM and where notification of such changes must be filed.
66

Deutsche Bank	Item 4: Information on the company
Annual Report 2025 on Form 20-F	Regulation and Supervision
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
Audits, Investigations and Enforcement
Investigations and Supervisory Audits
The ECB and the BaFin may conduct audits of banks on a discretionary basis, as well as for cause. In particular, the ECB may audit Deutsche Bank’s compliance with requirements with respect to which it supervises Deutsche Bank, such as those set forth in the CRR/CRD. Findings that result from such audits may deviate from or reflect interpretations of the laws or regulatory technical standards that differ from the bank’s or industry practice, so that the remediation of these findings may be costly and impose restrictions on how the bank conducts its business. The BaFin may also decide to audit the bank’s compliance with requirements with respect to which it supervises the bank, such as those relating to business conduct in the securities markets and the regulation of anti-money laundering, to counter terrorist financing and payment services, as well as certain special areas of bank regulation, such as those related to the issuance of covered bonds and the supervision of German home loan banks.
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
It may, for example,
–Impose additional own funds or liquidity requirements in excess of statutory minimum requirements;
–Restrict or limit a bank’s business;
–Require the cessation of activities to reduce risk;
–Require a bank to use net profits to strengthen its own funds;
–Restrict or prohibit dividend payments to shareholders or distributions to holders of Additional Tier 1 instruments; or
–Remove the members of the bank’s management or supervisory board members from office.
67

Deutsche Bank	Item 4: Information on the company
Annual Report 2025 on Form 20-F	Regulation and Supervision
To the extent necessary to carry out the tasks granted to it, the ECB may also require national supervisory authorities to make use of their powers under national law. If these measures are inadequate, the ECB may revoke the bank’s license.
Furthermore, the ECB has the power to impose administrative fines in case of breaches of directly applicable European
Union laws, such as the CRR, or of applicable ECB regulations and decisions. Fines imposed by the ECB may amount to up to twice the amount of profits gained or losses avoided because of the violation, or up to 10% of the total annual turnover of the relevant entity in the preceding business year or such other amounts as may be provided for in relevant
European Union law. In addition, where necessary to carry out the tasks granted to it, the ECB may also require that the
BaFin initiate proceedings to ensure that appropriate penalties are imposed on the affected bank.
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
–Issuing instructions relating to the management of the bank;
–Prohibiting the acceptance of deposits and the granting of loans;
–Prohibiting or restricting the bank’s managers from carrying on their functions;
–Prohibiting payments and disposals of assets;
–Closing the bank’s customer services; and
–Prohibiting the bank from accepting any payments other than payments of debts owed to the bank.
The BaFin may also impose administrative fines under the German Banking Act and other German laws. Fines under the
German Banking Act may amount to generally up to € 5 million or, in certain cases, € 20 million, depending on the type of offense. If the economic benefit derived from the offense is higher, the BaFin may impose fines of up to 10% of the net turnover of the preceding business year or twice the amount of the economic benefit derived from the violation.
Finally, violations of the German Banking Act may result in criminal penalties against the members of the Management
Board or senior management.
Recovery and Resolution
Germany participates in the European Union’s single resolution mechanism (SRM), which centralizes at a European level the key competences and resources for managing the failure of banks in Member States of the European Union participating in the banking union. The SRM is based on the SRM Regulation and the BRRD, which in Germany are mainly implemented through the
German Recovery and Resolution Act (Sanierungs- und Abwicklungsgesetz).
Under the SRM, broad resolution powers with respect to banks domiciled in the participating Member States are granted to the
Single Resolution Board (SRB) as the central European resolution authority and to the competent national resolution authorities.
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
relevant obligation can be bailed in. In the case of financial contracts governed by the laws of a non-EU country or that are subject to jurisdiction outside the European Union, stay acceptance clauses need to be included.
68

Deutsche Bank	Item 4: Information on the company
Annual Report 2025 on Form 20-F	Regulation and Supervision
To ensure sufficient availability of liabilities with loss-absorbing capacity that could be bailed in, the SRM Regulation and the
German Recovery and Resolution Act introduced a requirement for banks to meet Minimum Requirements for Own Funds and
Eligible Liabilities (MREL). The required level of MREL is determined by the competent resolution authorities for each supervised bank individually on a case-by-case basis, depending on the preferred resolution strategy. In the case of Deutsche Bank AG,
MREL is determined by the SRB.
In addition, G-SIIs are subject to a special Pillar 1 MREL requirement that implements the FSB’s TLAC standard for G-SIBs (see
“MREL Requirements” above).
G-SIIs will need to predominantly rely on capital instruments or eligible subordinated debt for this purpose. Effective January 1,
2017, the German Banking Act provided for a new class of statutorily subordinated debt securities that rank as senior non-
preferred below the bank’s other senior liabilities (but in priority to the bank’s contractually subordinated liabilities, such as those qualifying as Tier 2 instruments). Following a harmonization effort by the European Union implemented in Germany effective July 21, 2018, banks are permitted to decide if a specific issuance of eligible senior debt will rank as senior non-
preferred debt or as senior preferred debt.
The SRB is charged with administering the Single Resolution Fund (SRF), a pool of money which is financed by bank levies in the form of annual ex-ante contributions raised at national level, with the target level being 1% of insured deposits of all banks in
Member States participating in the SRM. The target level was reached for the first time at the end of the initial build-up period which started in 2016 and ended on December 31, 2023. The SRB continues to verify on an annual basis whether the SRF’s available financial means have diminished below the target level in the relevant contribution period. Based on the 2025 verification exercise, no ex-ante contributions to the SRF were collected from banks in the collection period 2025. At the beginning of 2026, the SRB verified that at the reference date (31 December 2025), the SRF amounted to more than € 81 billion, which is above the 1% of covered deposits. Therefore, unless needed, no collection of annual contributions is foreseen until the next verification exercise
In early 2027, the SRB will verify, again, whether the available financial means in the Single Resolution Fund equal at least 1% of covered deposits held in the banking union. Should that not be the case, the SRB will decide whether ex ante contributions to the SRF will be calculated and restarted to be collected in the 2027 contribution period. The SRF will be used for resolving failing banks after other options, such as the bail-in tool, have been exhausted. In line with the German Recovery and Resolution
Act, public financial support for a failing bank should only be used as a last resort, after having assessed and exploited, to the maximum extent possible, resolution measures set forth in the SRM Regulation and the German Recovery and Resolution Act,
including the bail-in tool.
Regulation in the EEA and Brexit
The European Union pursues common standards of laws and regulations to create consistency across the internal market and reduce compliance and regulatory burdens for businesses operating on a cross-border basis. The EEA Agreement extends this objective to Iceland, Liechtenstein and Norway. Within the EEA, Deutsche Bank AG generally operates in a branch structure (and on a cross-border basis from its headquarters in Frankfurt am Main) throughout the EU Member
States under the “European Passport” legislative provisions enacted within the EU. To the extent that any Member State deems the regulated activities of Deutsche Bank AG to be carried out within its supervisory jurisdiction, the national competent authorities of that Member State supervise the conduct of such regulated activities. This includes, for example, rules on treating clients fairly and rules governing a bank’s conduct in the securities market.
As a result of Brexit, the U.K. ceased to be a Member State of the European Union and European law ceased to be applicable within the U.K. as from December 31, 2020. This meant, therefore, for the purposes of Deutsche Bank AG’s continuation of regulated activities in the U.K., the European Passport provisions were no longer available and it was obliged to rely upon temporary regulatory permissions while it sought new regulatory (Part 4A) permissions from the U.K.
national competent authority, namely the PRA. Deutsche Bank AG received its (Part 4A) authorization from the PRA on
December 19, 2022. With respect to its regulated activities in the U.K., and the continued operation of its London Branch,
Deutsche Bank AG is currently authorized by the PRA and subject to regulation by the FCA and limited regulation by the
PRA.
Deutsche Bank AG continues to provide banking and other financial services in the U.K. both from its London Branch and also on a cross-border basis. In June 2023, the U.K. enacted the Financial Services and Markets Act 2023, which provides for the eventual repeal of EU financial services laws that were retained and subsequently “assimilated” into U.K. law in the U.K. post-Brexit, and eventual replacement with U.K. rules under a new regulatory framework. Such laws have since been subject to consultation and varying degrees of amendment, repeal and replacement following Brexit. The growing divergence between the financial services laws and regulations in the U.K. and the EEA gives rise to new challenges for both Deutsche Bank AG and the financial services industry generally.
69

Deutsche Bank	Item 4: Information on the company
Annual Report 2025 on Form 20-F	Regulation and Supervision
Since Brexit, other Deutsche Bank Group entities have also had to assess whether they conduct regulated activities in the
U.K. (e.g., by providing U.K. regulated services to U.K. based clients), and where so, determine whether to seek authorization in the U.K., or otherwise ensure such activity can be conducted pursuant to a U.K. licensing exemption (i.e., the “overseas persons exclusion”) or outside of U.K. licensing requirements.
Regulation and Supervision in the United States
Deutsche Bank’s operations are subject to extensive federal and state banking, securities and derivatives regulation and supervision in the United States. Deutsche Bank engages in U.S. banking activities directly through its New York branch.
It also controls U.S. bank subsidiaries, such as Deutsche Bank Trust Company Americas (DBTCA), a U.S. broker-dealer,
Deutsche Bank Securities Inc., U.S. non-depository trust companies and other subsidiaries. Deutsche Bank holds its U.S.
subsidiaries through two intermediate holding companies, DB USA Corporation, through which Deutsche Bank’s U.S.
banking subsidiaries and the large majority of its other U.S. subsidiaries are held, and DWS USA Corporation, through which Deutsche Bank’s U.S. asset management subsidiaries are held.
Deutsche Bank’s operations are subject to the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-
Frank Act”) and its implementing regulations, including the Dodd-Frank Act provisions known as the “Volcker Rule,”
which limit the ability of banking entities and their affiliates to engage as principal in certain types of proprietary trading and to sponsor or invest in private equity or hedge funds or similar funds (“covered funds”), subject to certain exclusions and exemptions. In the case of non-U.S. banking entities such as Deutsche Bank AG, these exemptions permit certain activities conducted outside the United States, provided that certain criteria are satisfied. The Volcker Rule also limits the ability of banking entities and their affiliates to enter into certain transactions with covered funds with which they or their affiliates have certain relationships. The Volcker Rule also requires banking entities to establish comprehensive compliance programs designed to help ensure and monitor compliance with restrictions under the Volcker Rule.
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
Federal Reserve Board rules set forth how the U.S. operations of certain foreign banking organizations (FBOs), such as
Deutsche Bank AG, are required to be structured, as well as impose enhanced prudential standards that apply to their
U.S. operations. Under these rules, a large FBO with combined U.S. assets of U.S. $100 billion or more and U.S. non-
branch assets of US$ 50 billion or more, such as Deutsche Bank, is required to establish or designate a separately capitalized top-tier U.S. intermediate holding company (an “IHC”) that holds substantially all of the FBO’s ownership interests in its U.S. subsidiaries. The Federal Reserve Board may permit an FBO subject to the U.S. IHC requirement to establish or designate multiple IHCs upon written request. Deutsche Bank AG submitted such a request and received
Federal Reserve Board approval to designate two IHCs: DB USA Corporation and DWS USA Corporation. DWS USA
Corporation is a subsidiary of DWS Group GmbH & Co. KGaA, which is approximately 80% owned by Deutsche Bank AG and holds the bank’s Asset Management division and subsidiaries. Each IHC is subject, on a consolidated basis, to the risk-based and leverage capital requirements under the U.S. Basel III capital framework, capital planning and stress testing requirements, U.S. liquidity buffer requirements and other enhanced prudential standards comparable to those applicable to large U.S. banking organizations. They are also subject to supplementary leverage ratio requirements, requirements on the maintenance of TLAC and long-term debt, liquidity coverage ratio and net stable funding ratio requirements.
The Federal Reserve Board’s October 2019 final rules categorize the U.S. operations of large FBOs based on size, complexity and risk for purposes of tailoring the application of the U.S. enhanced prudential standards (the “Tailoring
Rules”). The Tailoring Rules did not significantly change the capital requirements that apply to DB USA Corporation or
DWS USA Corporation, though the Tailoring Rules did provide modest relief for such companies with respect to applicable liquidity requirements so long as their combined weighted short term wholesale funding remains below US$
75 billion.
70

Deutsche Bank	Item 4: Information on the company
Annual Report 2025 on Form 20-F	Regulation and Supervision
In July 2023, the U.S. federal banking agencies issued a Notice of Proposed Rulemaking (“2023 NPR”) to implement in the
United States the Basel III reforms finalized by the Basel Committee in 2017. The 2023 NPR would have required
Category I-IV banking organizations, including DB USA Corporation, and their depository institution subsidiaries to calculate risk-weighted assets under both the current standardized approach and a new, more risk sensitive, approach.
The risk sensitive approach in the 2023 NPR included standardized approaches for credit risk, operational risk and credit valuation adjustment risk, as well as a new approach for market risk that would be based on internal models and standardized supervisory models. Changes in policy priorities and personnel at the U.S. federal banking agencies in 2025 have made it uncertain when a final rule will be adopted, and how and to what extent any new proposal will differ from the 2023 NPR. Recent public statements by the U.S. federal banking agencies indicate that they are actively reconsidering their approach to implement the final Basel III reforms. As a result, the timing and content of any final rule, and the potential effects of any final rule on DB USA Corporation and its depository institution subsidiaries, remain uncertain.
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
The Federal Reserve Board's single counterparty credit limits rules, which apply to the combined U.S. operations and
IHCs of certain large FBOs, including Deutsche Bank, prohibit Deutsche Bank’s IHCs from having net credit exposure to a single unaffiliated counterparty in excess of 25 percent of the respective IHC’s Tier 1 capital. Deutsche Bank’s combined
U.S. operations (including its IHCs and New York branch) would have become separately subject to similar restrictions beginning July 1, 2021, unless Deutsche Bank AG certified compliance with a home country large exposure regime that is consistent with the Basel large exposure framework. Deutsche Bank AG has availed itself of substituted compliance through certification for its combined U.S. operations, as the European Union’s framework became effective on June 28,
2021.
As a bank holding company with assets of U.S.$ 250 billion or more whose combined U.S. operations meet the criteria for a “triennial full filer”, Deutsche Bank AG is required under Title I of the Dodd-Frank Act to prepare and submit to the
Federal Reserve Board and the Federal Deposit Insurance Corporation (FDIC) a resolution plan (the “U.S. Resolution
Plan”) on a timeline prescribed by such agencies, alternating between filing a full plan and a targeted plan. The U.S.
Resolution Plan must demonstrate that Deutsche Bank AG has the ability to execute a strategy for the orderly resolution of its designated U.S. material entities and operations. For FBOs subject to these resolution planning requirements such as Deutsche Bank AG, the U.S. Resolution Plan relates only to subsidiaries, branches, agencies and businesses that are domiciled in or whose activities are carried out in whole or in material part in the United States. Deutsche Bank’s U.S.
Resolution Plan describes the single point of entry strategy for Deutsche Bank’s U.S. material entities and operations and prescribes that DB USA Corporation would provide liquidity and capital support to its U.S. material entity subsidiaries and ensure their partial sale or solvent wind-down outside of applicable resolution proceedings. Deutsche Bank submitted its most recent full U.S. Resolution Plan by the October 1, 2025 due date. Deutsche Bank's next resolution plan submission is a targeted U.S. Resolution Plan that is due by July 1, 2028.
The Dodd-Frank Act also established a new regime for the orderly liquidation of failing financial companies through the appointment of the FDIC as receiver that is available only if the U.S. Secretary of the Treasury determines in consultation with the U.S. President that certain criteria are met, including that the failure of the company and its resolution under otherwise applicable federal or state law would have serious adverse effects on U.S. financial stability.
71

Deutsche Bank	Item 4: Information on the company
Annual Report 2025 on Form 20-F	Regulation and Supervision
DB USA Corporation and DWS USA Corporation are each subject, on an annual basis, to the Federal Reserve Board’s supervisory stress testing and capital requirements. DB USA Corporation and DWS USA Corporation are also each subject to the Federal Reserve Board’s Comprehensive Capital Analysis and Review (CCAR), which is an annual supervisory exercise that assesses the capital positions and planning practices of large bank holding companies and
IHCs. On June 27, 2025, the Federal Reserve Board publicly released the results of its annual supervisory stress test, which showed that DB USA Corporation and DWS USA Corporation would continue to have capital levels above minimum requirements even under the stress test’s severely adverse scenario. DB USA Corporation and DWS USA
Corporation submitted their annual capital plans in April 2025 and will make their next capital plan submissions to the
Federal Reserve Board in April 2026. The CCAR process combines the CCAR quantitative assessment and the buffer requirements in the Federal Reserve Board’s capital rules to create an institution-specific stress capital buffer (SCB), which is floored at 2.5%. The SCB equals (i) a bank holding company's projected peak-to-trough decline in Common
Equity Tier 1 capital under the annual CCAR supervisory severely adverse stress testing scenario prior to any planned capital actions, plus (ii) one year of planned common stock dividends. The SCB is reset each year. On August 29, 2025, the Federal Reserve Board announced an SCB for each CCAR firm based on 2025 supervisory stress testing results, which for DB USA Corporation was 11.5% and for DWS USA Corporation was 5.3%. This SCB became effective October 1,
2025. As discussed below, in October 2025 the Federal Reserve Board proposed a rule to disclose and seek public comments on the supervisory stress testing models. Because this proposal remains subject to public comment, the
Federal Reserve Board is maintaining the SCB requirements for all participating firms at their current levels.
Consequently, absent further action from the Federal Reserve Board, DB USA Corporation’s and DWS USA Corporation’s
SCB is scheduled to be recalibrated in 2027. In April 2025, the Federal Reserve Board issued an NPR that proposed amendments to the SCB rule (“Proposed SCB Averaging Rule”) intended to reduce volatility in the SCB requirement by averaging the stress test results across the current and previous capital planning cycles.
In October 2025, the Federal Reserve Board also proposed a rule to enhance the transparency and accountability of its annual stress test (“Proposed Stress Test Transparency Rule”). Under the proposal, the Federal Reserve Board would codify an enhanced process for annually disclosing and seeking public comments on the supervisory stress testing models and the annual supervisory stress test scenarios and make targeted changes to reporting requirements related to stress testing. The Proposed Stress Test Transparency Rule would also amend the Federal Reserve Board’s framework for designing stress testing scenarios and amend the Federal Reserve Board’s stress testing policy statement. The Federal
Reserve Board disclosed for public comment the 2026 supervisory stress testing models and scenarios.
Under the Proposed Stress Test Transparency Rule, the Federal Reserve Board would disclose proposed scenarios by
October 15 of the year prior to the year in which the stress test is performed. The Federal Reserve Board would disclose all details of the final scenarios by March 1 of the year in which the stress test is performed. The Federal Reserve Board would also publish the supervisory stress testing models, including any material proposed changes to the models, by May
15 of the year in which the stress test is performed. To accommodate the public comment process for proposed scenarios and set the balance sheet date prior to the release of the proposed scenarios, the proposal would move the jump-off date for the annual supervisory and company-run stress tests from December 31 to September 30, before the proposed scenarios are disclosed. Under the proposal, the Federal Reserve Board would continue to publish the results of the annual supervisory stress test by June 30 of each year.
Large U.S. bank holding companies and certain of their subsidiary depositary institutions are subject to U.S. LCR and net stable funding ratio (NSFR) requirements that are generally consistent with the Basel Committee’s revised Basel III liquidity standards. These requirements are each applicable to DB USA Corporation, DWS USA Corporation and DBTCA.
The current U.S. LCR requirements applicable to these entities provide for 85 percent coverage of net outflows over a projected 30-day period. The current U.S. NSFR requirements applicable to these entities provide for 85 percent coverage of the required amount of stable funding, so long as the IHCs’ combined weighted short term wholesale funding remains below US$ 75 billion. These entities are required to publicly report LCR information on a quarterly basis and NSFR information on a semi-annual basis.
72

Deutsche Bank	Item 4: Information on the company
Annual Report 2025 on Form 20-F	Regulation and Supervision
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
In August 2023, the FDIC, Federal Reserve Board, and Office of the Comptroller of the Currency issued a joint NPR on long-term debt requirements that would make limited amendments to the existing TLAC rules and would extend the long term debt and clean-holding company portions of the Federal Reserve Board’s existing TLAC rule for U.S. G-SIBs and U.S. IHCs of foreign G-SIBs to all large banking organizations with US$ 100 billion or more in total assets, with virtually no tailoring and only a few other amendments to the existing TLAC rule. The timing and content of any final rule, and the potential effects of any final rule, remain uncertain.
Furthermore, the Dodd-Frank Act provides for an extensive framework for the regulation of OTC derivatives, including mandatory clearing, exchange trading and transaction reporting of certain OTC derivatives, as well as rules regarding registration, capital, margin, business conduct standards, recordkeeping and other requirements for swap dealers, security-based swap dealers, major swap participants and major security-based swap participants. The Commodity
Futures Trading Commission (CFTC) has adopted rules implementing the most significant provisions of the Dodd-Frank
Act. Pursuant to the Dodd-Frank Act, the CFTC imposes position limits on certain commodities and economically equivalent swaps, futures and options. In addition, the CFTC's cross-border application of U.S. swap rules build on the
CFTC’s cross-border guidance from 2013 and related no-action relief letters. The Securities and Exchange Commission's
(SEC) rules regarding registration, capital, margin, risk-mitigation techniques, trade reporting, business conduct standards, trade acknowledgement and verification requirements, recordkeeping and financial reporting, and cross-
border requirements for security-based swap dealers generally came into effect in November 2021, the first compliance date for registration of security-based swap dealers and major security-based swap participants. Finally, the Federal
Reserve Board, the FDIC, the Office of the Comptroller of the Currency, the Farm Credit Administration and the Federal
Housing Finance Agency impose rules establishing margin requirements for non-cleared swaps and security-based swaps on swap dealers and security-based swap dealers that are subject to U.S. prudential regulations in lieu of the
CFTC’s and SEC’s margin rules.
In addition, the Dodd-Frank Act requires U.S. regulatory agencies to prescribe regulations with respect to incentive-
based compensation at financial institutions in order to prevent inappropriate behavior that could lead to a material financial loss; such rules were proposed in 2011 and 2016, but were not finalized. Other provisions require issuers with securities listed on U.S. stock exchanges to establish a “claw back” policy to recoup previously awarded executive compensation in the event of an accounting restatement; in November 2022, the SEC adopted rules to implement these provisions that cover foreign private issuers such as Deutsche Bank. The New York Stock Exchange (NYSE), on which
Deutsche Bank’s ordinary shares are listed, has adopted listing standards to implement these rules, pursuant to which
NYSE-listed issuers, including Deutsche Bank, were required to adopt a compensation recovery policy by December 1,
2023. The compensation recovery policies the bank has adopted are attached as Exhibits 97.1 and 97.2 hereto.
The Dodd-Frank Act also grants the SEC discretionary rule-making authority to impose a new fiduciary standard on brokers, dealers and investment advisers, which the SEC has implemented through rules and interpretive guidance applicable to the relationships between such entities and their retail customers. The Dodd-Frank Act also expands the extraterritorial jurisdiction of U.S. courts over actions brought by the SEC or the United States with respect to violations of the antifraud provisions of the Securities Act of 1933, the Securities Exchange Act of 1934 and the Investment
Advisers Act of 1940.
73

Deutsche Bank	Item 4: Information on the company
Annual Report 2025 on Form 20-F	Regulation and Supervision
In March 2024, the SEC adopted rules that would have required U.S.-listed companies (such as Deutsche Bank) to provide certain climate-related information in their registration statements and annual reports, including climate-related risks that have materially impacted, or are reasonably likely to have a material impact on, its business strategy, results of operations, or financial condition. The rules also would have required disclosures related to climate-related risks, Scope 1 and Scope 2 greenhouse gas (GHG) emissions and climate-related financial metrics. These rules have now been stayed by the SEC pending the outcome of ongoing litigation, which the SEC has declined to defend. However, bills proposed or adopted by the legislatures of certain U.S. states may still impose disclosure or other sustainability requirements.
Deutsche Bank is monitoring such legislative developments and their impact on Deutsche Bank’s U.S. operations and reporting obligations.
Regulatory Authorities
Deutsche Bank AG as well as its wholly owned subsidiary DB USA Corporation are bank holding companies under the U.S.
Bank Holding Company Act of 1956, as amended (the “Bank Holding Company Act“), by virtue of, among other things, their ownership of DBTCA. Deutsche Bank AG and DB USA Corporation have elected to be financial holding companies pursuant to the provisions of the Gramm-Leach-Bliley Act (the “GLB Act”). As such, Deutsche Bank’s U.S. operations are subject to regulation, supervision and examination by the Federal Reserve Board as Deutsche Bank’s U.S. “umbrella supervisor”.
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
The Federal Reserve Board has implemented a supervisory rating system for bank holding companies with U.S.
$ 100 billion or more in total consolidated assets and for IHCs with U.S.$ 50 billion or more in total consolidated assets, such as DB USA Corporation (the "LFI Rating System"). The LFI Rating System also generally applies to DWS USA
Corporation. Under the LFI Rating System, covered companies receive separate ratings from the Federal Reserve Board for (i) capital planning and positions, (ii) liquidity risk management and positions and (iii) governance and controls. Each of these component areas will receive one of the following four ratings: (i) Broadly Meets Expectations, (ii) Conditionally
Meets Expectations, (iii) Deficient-1, and (iv) Deficient-2. In November 2025, the Federal Reserve Board revised the LFI
Rating System, which is effective as of January 16, 2026. Following these revisions, a covered company with at least two
Broadly Meets Expectations or Conditionally Meets Expectations component ratings and no more than one Deficient-1 component rating would be considered “well managed.” The Federal Reserve Board’s revisions to the LFI Rating System also removed the presumption that the Federal Reserve Board would bring a formal or informal enforcement action against a covered company that receives one or more Deficient-1 ratings.
74

Deutsche Bank	Item 4: Information on the company
Annual Report 2025 on Form 20-F	Regulation and Supervision
A financial institution’s status as a financial holding company, and resulting ability to engage in a broader range of non-
banking activities, are dependent on the institution and its subsidiary IHCs and insured U.S. depository institutions qualifying as “well capitalized” and “well managed” under applicable regulations and upon the insured U.S. depository institutions meeting certain requirements under the Community Reinvestment Act. The Federal Reserve Board’s and
other U.S. regulators’ “well capitalized” standards are generally based on specified quantitative thresholds set at levels above the minimum requirements to be considered “adequately capitalized.” For Deutsche Bank’s two insured depository institution subsidiaries, DBTCA and Deutsche Bank Trust Company Delaware, the well-capitalized thresholds under the
U.S. Basel III framework are a Common Equity Tier 1 capital ratio of 6.5%, a Tier 1 capital ratio of 8%, a Total capital ratio of 10%, and a U.S. leverage ratio of 5%. For bank holding companies, including Deutsche Bank AG and DB USA
Corporation, the well-capitalized thresholds are a Tier 1 capital ratio of 6% and a Total capital ratio of 10%, both of which in the case of Deutsche Bank AG are calculated for Deutsche Bank AG under its home country standards.
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
There are various qualitative and quantitative restrictions on the extent to which Deutsche Bank and its non-bank subsidiaries can borrow or otherwise obtain credit from Deutsche Bank’s U.S. banking subsidiaries or engage in certain other transactions involving those subsidiaries, including derivative transactions and securities borrowing or lending transactions. In general, these transactions must be on terms that would ordinarily be offered to unaffiliated entities, must be secured by designated amounts of specified collateral and are subject to volume limitations. These restrictions also apply to certain transactions of Deutsche Bank’s New York branch with its U.S. broker-dealers and certain of its other
U.S. affiliates.
A major focus of U.S. governmental policy relating to financial institutions is aimed at preventing money laundering and terrorist financing and compliance with economic sanctions in respect of designated countries, persons or activities.
Failure of an institution to have policies and procedures and controls in place to prevent, detect and report money laundering and terrorist financing could in some cases have serious legal, financial and reputational consequences for the institution.
75

Deutsche Bank	Item 4: Information on the company
Annual Report 2025 on Form 20-F	Regulation and Supervision
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
The New York State Banking Law authorizes the Superintendent of Financial Services to take possession of the business and property of a New York branch of a foreign bank under certain circumstances, generally involving violation of law, conduct of business in an unsafe manner, impairment of capital, suspension of payment of obligations, or initiation of liquidation proceedings against the foreign bank at its domicile or elsewhere. In liquidating or dealing with a branch’s business after taking possession of a branch, only the claims of depositors and other creditors which arose out of transactions with a branch are to be accepted by the Superintendent of Financial Services for payment out of the business and property of the foreign bank in the State of New York or in the United States and reflected on the books of the New York branch, without prejudice to the rights of the holders of such claims to be satisfied out of other assets of the foreign bank. After such claims are paid, the Superintendent of Financial Services will turn over the remaining assets, if any, first to the liquidators of other offices of the foreign bank that are being liquidated in the United States and then, if any assets remain, to the foreign bank or its duly appointed liquidator or receiver.
The New York branch’s deposits and other note obligations are not insured by the FDIC. In general, under the
International Banking Act and FDIC regulations, the New York branch is not permitted to engage in domestic retail deposit activity (accepting an initial deposit of less than US$250,000). The New York branch may not engage as principal in any type of activity that is not permissible for a federally licensed branch of a foreign bank unless the Federal Reserve
Board has determined that such activity is consistent with sound banking practice. The New York branch must also comply with the same single borrower (or issuer) lending and investment limits applicable to federally licensed branches, which are substantially similar to the lending limits applicable to national banks, as well as those imposed by the New
York State Banking Law. The lending limits applicable to the New York branch take into account credit exposures from derivative transactions. These limits are based on the foreign bank's worldwide capital. In addition, regulations that the
U.S. Financial Stability Oversight Council or other regulators may adopt could affect the nature of the activities which the New York branch may conduct, and may impose restrictions and limitations on the conduct of such activities.
Deutsche Bank Trust Company Americas
The Federal Deposit Insurance Corporation Improvement Act of 1991 (FDICIA) provides for extensive regulation of depository institutions (such as DBTCA and its direct and indirect parent companies), including requiring federal banking regulators to take “prompt corrective action” with respect to FDIC-insured banks that do not meet minimum capital requirements. As an insured bank’s capital level declines and the bank falls into lower categories (or if it is placed in a lower category by the discretionary action of its supervisor), greater limits are placed on its activities and federal banking regulators are authorized (and, in many cases, required) to take increasingly more stringent supervisory actions, which could ultimately include the appointment of a conservator or receiver for the bank (even if it is solvent). In addition,
FDICIA generally prohibits an FDIC-insured bank from making any capital distribution (including payment of a dividend)
or payment of a management fee to its holding company if the bank would thereafter be undercapitalized. If an insured bank becomes “undercapitalized”, it is required to submit to federal regulators a capital restoration plan guaranteed by the bank’s holding company. Since the enactment of FDICIA, both of Deutsche Bank’s U.S. insured bank subsidiaries have maintained capital above the “well capitalized” standards, the highest capital category under applicable regulations.
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
beginning in the first quarterly assessment period of 2023. Such increase is applicable to insured depositary institutions generally, including to DBTCA.
76

Deutsche Bank	Item 4: Information on the company
Annual Report 2025 on Form 20-F	Regulation and Supervision
In November 2023, the FDIC approved a final rule to implement a special assessment to recover the loss to the Deposit
Insurance Fund associated with protecting uninsured depositors following the closures of Silicon Valley Bank and
Signature Bank. The special assessment allows banking organizations to deduct US$ 5 billion of uninsured deposits from their insured depository institutions’ assessment bases. For banking organizations like DB USA Corporation that have multiple insured depository institutions, the deduction is distributed across the affiliated insured depository institutions.
On December 16, 2025, the FDIC issued an interim final rule providing that the FDIC collect the special assessment at an annual rate of approximately 13.4 basis points through the quarter with a payment date of December 31, 2025, and reduce the special assessment for the eighth and final assessment period to 2.97 basis points, payable on March 30,
2026. Under the interim final rule, upon termination of the FDIC’s receiverships of Silicon Valley Bank and Signature
Bank, the FDIC will either provide an offset to insured depository institutions, if the special assessment amount then-
collected exceeds losses, or collect from insured depository institutions a one-time final shortfall special assessment, if losses exceed the special assessment amount then-collected. In addition, the FDIC will provide an offset to regular quarterly deposit insurance assessments for banks subject to the special assessment if, following the final resolution of litigation between the FDIC and SVB Financial Trust, the total amount collected through the special assessment exceeds the loss estimate at that time.
In addition, the FDIC has set the designated reserve ratio at 2% as a long-term goal.
The FDIC’s standard maximum deposit insurance amount per depositor at an insured depository institution is
US$ 250,000.
Other
In the United States, Deutsche Bank’s U.S. registered broker-dealer subsidiaries are regulated by the SEC. Broker-dealers are subject to regulations that cover all aspects of the securities business, including sales methods, trade practices among broker-dealers, use and safekeeping of customers’ funds and securities, capital structure, recordkeeping, the financing of customers’ purchases and the conduct of directors, officers and employees.
Deutsche Bank’s principal U.S. SEC-registered broker-dealer subsidiary, Deutsche Bank Securities Inc., is a member of the NYSE (and other securities exchanges) and is regulated by the Financial Industry Regulatory Authority, Inc. (FINRA)
and the individual state securities authorities in the states in which it operates. The U.S. government agencies and self-
regulatory organizations, as well as state securities authorities in the United States having jurisdiction over Deutsche
Bank’s U.S. broker-dealer affiliates, are empowered to conduct administrative proceedings that can result in censure, fine, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer or its directors, officers or employees. Deutsche Bank Securities Inc. is also registered with and regulated by the SEC as an investment adviser, and by the CFTC and the National Futures Association as a futures commission merchant and commodity pool operator.
Under the Dodd-Frank Act, entities that are swap dealers or major swap participants are required to register with the
CFTC and entities that are security-based swap dealers or major security-based swap participants are required to register with the SEC. Deutsche Bank AG is registered as a swap dealer with the CFTC and a security-based swap dealer with the
SEC. As a registrant, Deutsche Bank AG is subject to certain requirements relating to capital, margin, business conduct standards and recordkeeping, among others.
77

Deutsche Bank	Item 4: Information on the company
Annual Report 2025 on Form 20-F	Organizational Structure
Organizational Structure
In 2025, Deutsche Bank operated its business along the structure of four corporate divisions. Deutsche Bank AG is the direct or indirect holding company for its subsidiaries. The following table sets forth the significant subsidiaries the
Group owns, directly or indirectly, as of December 31, 2025. Deutsche Bank used the three-part test set out in Section
1-02 (w) of Regulation S-X under the U.S. Securities Exchange Act of 1934 to determine significance. The bank does not have any other subsidiaries it believes are material based on other less quantifiable factors.
Deutsche Bank owns 100% of the equity and voting interests in these subsidiaries except for DWS Group GmbH & Co.
KGaA, of which it owns 79.49% of equity and voting interests. These subsidiaries are included in the consolidated financial statements and prepare standalone financial statements as of December 31, 2025. The principal countries of
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
Following the public listing on March 23, 2018 on the Frankfurt Stock Exchange Deutsche Bank Group owns 79.49% of equity and voting interests in the entity.
Property and Equipment
As of December 31, 2025, Deutsche Bank operated in 55 countries out of 1,179 branches around the world, of which
64% were located in Germany. The Group leases a majority of its offices and branches under long-term agreements.
Deutsche Bank continues to review its property requirements worldwide taking into account cost containment measures as well as growth initiatives in selected businesses. Please see Note 21 “Property and Equipment” to the consolidated financial statements for further information.
Information required by subpart 1400 of SEC Regulation S-K
Please see pages S-1 through S-13 of the Supplemental Financial Information (Unaudited), which pages are included herein, for information required by subpart 1400 of SEC Regulation S-K.
78

Deutsche Bank	Item 5: Operating and Financial Review and Prospects
Annual Report 2025 on Form 20-F	Material accounting policies and critical accounting estimates
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
Actual results may differ from these estimates if conditions or underlying circumstances were to change. See Note 01
“Material accounting policies and critical accounting estimates” to the consolidated financial statements for a discussion on the Group’s material accounting policies and critical accounting estimates.
Deutsche Bank has identified the following material accounting policies that involve critical accounting estimates:
–The impairment of loans and provisions for off-balance sheet positions
–The impairment of financial assets at fair value through other comprehensive income
–The determination of fair value
–The recognition of trade date profit
–The impairment of goodwill and other intangibles
–The recognition and measurement of deferred tax assets
–The accounting for legal and regulatory contingencies and uncertain tax positions
Recently adopted accounting pronouncements and new
accounting pronouncements
See Note 2 “Recently adopted and new accounting pronouncements” to the consolidated financial statements for a discussion on the Group’s recently adopted and new accounting pronouncements.
79

Deutsche Bank	Item 5: Operating and Financial Review and Prospects
Annual Report 2025 on Form 20-F	Operating results
Operating results
The following discussion and analysis should be read in conjunction with the bank’s consolidated financial statements.
Executive summary
Please see “Combined Management Report: Operating and financial review: Executive summary” in the Annual Report
2025.
Trends and uncertainties
For insight into the trends impacting the bank’s performance please see the “Combined Management Report: Operating and financial review” section of the Annual Report 2025. Key risks and uncertainties for the bank are discussed in “Item 3:
Key Information – Risk Factors”.
The Group’s aspirations are subject to various external and internal factors, some of which the bank cannot influence.
Successful achievement of the bank’s strategic targets may be adversely impacted by reduced revenue generating capacities of some of the bank’s core businesses should downside risks crystallize. These risks include but are not limited to uncertainty around U.S. trade policy, the wider implications of U.S. actions in Venezuela and discourse on Greenland,
Russia’s ongoing war in Ukraine, cyber events, the ongoing headwinds posed by regulatory reforms or regulatory actions to address perceived weaknesses in the financial sector and potential impacts on the bank’s legal and regulatory proceedings.
While the Group continuously plans and adapts to changing situations, the bank runs the risk that a significant deterioration in the global macroeconomic environment, an adverse change in market confidence in the banking sector and/or client behavior, as well as higher competition, inflation or unforeseen costs could lead to the bank missing its financial targets and capital objectives. As such, Deutsche Bank may incur unexpected losses including impairments and provisions, experience lower than planned profitability or an erosion of the bank’s capital or liquidity base and broader financial condition, leading to a material adverse effect on Deutsche Bank’s results of operations and share price.
In addition to the risks outlined above, risks to the divisional outlook include second order effects on energy and supply chain disruptions from geopolitical uncertainty which may also have an adverse impact on client activity. Client activity and investors’ confidence could also be impacted by market uncertainties including higher than expected volatility in equity and credit markets.
Results of operations
Please see “Combined Management Report: Operating and financial review: Results of operations” in the Annual Report
2025 and the Group’s discussion of Non-GAAP financial measures in the “Supplementary Information (Unaudited): Non-
GAAP financial measures”.
Financial position
Please see “Combined Management Report: Operating and financial review: Financial position” in the Annual Report
2025.
80

Deutsche Bank	Item 5: Operating and Financial Review and Prospects
Annual Report 2025 on Form 20-F	Liquidity and capital resources
Liquidity and capital resources
Deutsche Bank believes that its working capital is sufficient for the bank’s present requirements.
For a detailed discussion of the bank’s liquidity risk management, see “Combined Management Report: Risk Report:
Liquidity risk” in the Annual Report 2025.
For a detailed discussion of the Group’s capital management, see “Combined Management Report: Risk Report: Capital
management” in the Annual Report 2025.
Post-employment benefit plans
Please see “Combined Management Report: Employees: Post-employment benefit plans” in the Annual Report 2025.
Off-balance sheet arrangements
For information on the nature, purpose and extent of the Group’s off-balance sheet arrangements, please see Note 38
“Structured entities” to the consolidated financial statements. For further information on off-balance sheet arrangements, including allowances for off-balance sheet positions, please refer to “Combined Management Report: Risk
Report: Asset quality: Allowance for credit losses” in the Annual Report 2025 and Note 19 “Allowance for credit losses”
to the consolidated financial statements. For information on irrevocable lending commitments and contingent liabilities with respect to third parties, please see Note 28 “Credit related commitments and contingent liabilities” to the consolidated financial statements.
Tabular disclosure of contractual obligations
Please see “Combined Management Report: Operating and financial review: Tabular disclosure of contractual obligations” in the Annual Report 2025.
Research and development, patents and licenses
Not applicable.
81

Deutsche Bank	Item 6: Directors, Senior Management and Employees
Annual Report 2025 on Form 20-F	Directors and Senior Management
Item 6: Directors, Senior Management and
Employees
Directors and Senior Management
In accordance with the German Stock Corporation Act (Aktiengesetz), Deutsche Bank has a Management Board
(Vorstand) and a Supervisory Board (Aufsichtsrat). The German Stock Corporation Act prohibits simultaneous membership on both the Management Board and the Supervisory Board. The members of the Management Board are the executive officers of the company. The Management Board is responsible for managing the company and representing the bank in dealings with third parties. The Supervisory Board oversees the Management Board, appoints and recalls its members and determines their remuneration and other compensation components, including pension benefits.
According to German law, the Supervisory Board represents Deutsche Bank in dealings with members of the
Management Board. Therefore, no members of the Management Board may enter into any agreement with Deutsche
Bank without the prior consent of the Supervisory Board.
The Supervisory Board has defined that, in general, a Management Board member should not be older at the end of his or her appointment period than the regular retirement age according to the rules of the German statutory pension insurance scheme applicable in Germany for the long-time insured to claim an early retirement pension
(“Renteneineintrittsalter zur vorzeitigen Inanspruchnahme der Altersrente für langjährig Versicherte”), which is currently
63 years of age. Age limits also exist for the members of the Supervisory Board according to the terms of reference
(Geschäftsordnung) for the Supervisory Board. There is a maximum age limit of 70 years for members of the Supervisory
Board. In exceptional cases, a Supervisory Board member can be elected or appointed for a period that extends no longer than until the end of the fourth ordinary general meeting that takes place after he/she has reached the age of 70.
The Supervisory Board may not make management decisions. However, German law and Deutsche Bank’s Articles of
Association (Satzung) require the Management Board to obtain the approval of the Supervisory Board for certain actions.
The most important of these actions are:
–Granting of general powers of attorney (Generalvollmachten). A general power of attorney authorizes its holder to represent the company in substantially all legal matters without limitation to the affairs of a specific office
–Acquisitions and disposals (including transactions carried out by a dependent company) of real estate insofar as the object involves more than € 500,000,000
–Granting of credits, including the acquisition of participations in other companies, where the German Banking Act
(Kreditwesengesetz) requires approval by the Supervisory Board. In particular, pursuant to the German Banking Act, it requires of the Supervisory Board inter alia the approval if the bank grants a loan (to the extent legally permissible) to a member of the Management Board or the Supervisory Board or one of the bank’s employees who holds a procuration (Prokura) or general power of attorney, and
–Acquisitions and disposals (including transactions carried out by a dependent company) of other participations, insofar as the object involves more than € 1 billion. The Supervisory Board must be informed without delay of any acquisition or disposal of such participations involving more than € 500,000,000
The Management Board must submit regular reports or ad-hoc reports, as the case may be, to the Supervisory Board on its current operations and future business planning as well as on its risk situation. The Supervisory Board may also request special reports from the Management Board at any time.
With respect to voting powers, a member of the Supervisory Board or the Management Board may not vote on resolutions open to a vote at a board meeting if the proposed resolution concerns:
–A legal transaction between Deutsche Bank and the respective member, or
–Commencement, settlement or completion of legal proceedings between Deutsche Bank and the respective member
A member of the Supervisory Board or the Management Board may not directly or indirectly exercise voting rights on resolutions open to a vote at a shareholders’ meeting (Hauptversammlung, which the bank refers to as the General
Meeting) if the proposed resolution concerns:
–Ratification of the member’s acts
–A discharge of liability of the member, or
–Enforcement of a claim against the member by the bank.
82

Deutsche Bank	Item 6: Directors, Senior Management and Employees
Annual Report 2025 on Form 20-F	Directors and Senior Management
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
For additional information on Deutsche Bank’s Supervisory Board, including a table providing the names of and biographical information for the current members, see “Corporate Governance Statement: Supervisory Board:
Supervisory Board” in the Annual Report 2025.
83

Deutsche Bank	Item 6: Directors, Senior Management and Employees
Annual Report 2025 on Form 20-F	Directors and Senior Management
Committees of the Supervisory Board
For information on the committees of the bank’s Supervisory Board, please see “Corporate Governance Statement:
Supervisory Board: Committees of the Supervisory Board” in the Annual Report 2025.
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
The Supervisory Board appoints and oversees the members of the Management Board. The initial appointment is for a maximum of three years. Members may be re-appointed or have their terms extended for one or more terms of up to a maximum of five years each, although also re-appointments, as a rule, shall be for a maximum of three years. The
Supervisory Board may remove a member of the Management Board prior to the expiration of his or her term for good reason.
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
–Appointing key personnel at the level directly below the Management Board, in particular, appointing the Global Key
Function Holders employed by the bank
–Making decisions regarding significant credit exposures or other risks which have not been delegated to individual risk management units
–Acquisition and disposal of equity investments, including capital measures in all cases in which (i) the law or the
Articles of Association require approval by the Supervisory Board, or (ii) the equivalent of € 100 million is exceeded
–Acquisition and disposal of real estate – directly or by separate legal entities, in all cases in which: (i) the law or the
Articles of Association require approval by the Supervisory Board, or (ii) the real estate’s equivalent exceeds
€ 100 million
–Individual vendor or intra Group-outsourcings (or material changes to those outsourcings) in all cases in which the equivalent of € 100 million is exceeded on an annual basis or include the delegation of core organizational duties of the Management Board
–Calling shareholders’ meetings
–Filing petitions to set aside shareholders’ resolutions
–Preparing and executing shareholders’ resolutions and
–Reporting to the Supervisory Board
For additional information on Deutsche Bank’s Management Board, including the names of and biographical information for the current members, see “Corporate Governance Statement: Management Board: Composition of the Management
Board” in the Annual Report 2025. The Terms of Reference of the Management Board are published on the bank’s website www.db.com/ir/en/documents.htm.
84

Deutsche Bank	Item 6: Directors, Senior Management and Employees
Annual Report 2025 on Form 20-F	Board practices of the Management Board
Board practices of the Management Board
The Terms of Reference for the Management Board are in accordance with the Supervisory Board resolution of
September 5, 2025. These Terms of Reference provide that the members of the Management Board have the collective responsibility for managing Deutsche Bank. Notwithstanding this principle, the allocation of functional responsibilities to the individual members of the Management Board and member substitutions (in case of temporary absence) are set out in the Business Allocation Plan for the Management Board in accordance with the Supervisory Board resolution of
December 10, 2025. The allocation of functional responsibilities does not exempt any member of the Management Board from collective responsibility for the management of the business. The members of the Management Board are responsible for the proper performance and/or delegation of its duties and the clear allocation of accountabilities and responsibilities within the area of its functional responsibility (so-called “Ressort”) in accordance with the Business
Allocation Plan.
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
Management Board members generally do not accept the role of chair of supervisory boards of companies outside the
Group. Board members are required to disclose any perceived, or foreseeable conflicts of interest within their area of responsibility as allocated in the Business Allocation Plan to the Chief Executive Officer, ensuring proper assessment and management under the bank's overarching conflicts framework. Also, all members of the Management Board shall disclose any existing or foreseeable conflicts between their own personal interests or the interests of persons they are close to or companies they are associated with and the interests of the Group to the Chairperson of the Supervisory
Board and the Chief Executive Officer without undue delay and shall inform the other members of the Management
Board thereof, as appropriate.
Section 161 of the German Stock Corporation Act requires that the management board and supervisory board of any
German stock exchange-listed company declare annually that the company complies with the recommendations of the
German Corporate Governance Code or, if not, which recommendations the company does not comply with and why it does not comply with these recommendations (so-called “comply or explain”-principle). On some points, these recommendations go beyond the requirements of the German Stock Corporation Act. The Management Board and
Supervisory Board issued a new Declaration of Conformity in accordance with Section 161 of the German Stock
Corporation Act in October 2025, which is available on the bank’s internet website at www.db.com/ir/en/documents.htm under the heading “Declaration of Conformity pursuant to Section 161 German Stock Corporation Act (AktG), Oct 2025”.
For information on the Management Board’s terms of office, please see “Corporate Governance Statement: Management
Board: Composition of the Management Board” in the Annual Report 2025. For details of the Management Board’s service contracts providing benefits upon termination, please see “Compensation Report: Benefits as of the end of the
mandate” and “Compensation Report: Benefits upon Early Termination” in the Management Report of the Annual Report
2025.
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
members as well as most senior business representatives to exchange information and discuss business, growth and profitability.
85

Deutsche Bank	Item 6: Directors, Senior Management and Employees
Annual Report 2025 on Form 20-F	Compensation
Compensation
For information on the compensation of the members of the bank’s Management Board, see "Compensation Report:
Management Board Compensation Report” in the Annual Report 2025.
For information on the compensation of the members of the bank’s employees, see "Compensation Report: Employee
Compensation Report” in the Annual Report 2025.
For information on the compensation of the members of the bank’s Supervisory Board, see "Compensation Report:
Compensation System for Supervisory Board Members” in the Annual Report 2025.
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
Deutsche Bank’s employers’ association negotiates with the following unions:
–ver.di (Vereinte Dienstleistungsgewerkschaft)
–Deutscher Bankangestellten Verband (DBV – Gewerkschaft der Finanzdienstleister)
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
In the aforementioned context, Deutsche Bank negotiates with the following unions:
–ver.di (Vereinte Dienstleistungsgewerkschaft)
–Deutscher Bankangestellten Verband (DBV – Gewerkschaft der Finanzdienstleister)
–Kommunikationsgewerkschaft DPV (DPVKOM)
–komba gewerkschaft (komba)
As German law prohibits the bank from asking its employees whether they are members of labor unions, there is no record of how many of the bank’s employees are union members.
On the basis of the agreement on cross-border information and consultation of Deutsche Bank employees in the EU concluded on September 10, 1996, all employees in the EU are represented by the European Works Council. This adds up to around 48% of the Group's total workforce.
Share Ownership
For the share ownership of the Group’s Management Board, see “Management Report: Compensation Report:
Shareholding Guidelines” in the Annual Report 2025.
For the share ownership of the members of the Supervisory Board, see “Corporate Governance Statement: Supervisory
Board: Share ownership of Supervisory Board members ” in the Annual Report 2025.
For a description of the Group’s employee share programs, please see Note 33 “Employee Benefits” to the consolidated financial statements.
86

Deutsche Bank	Item 7: Major Shareholders and Related Party Transactions
Annual Report 2025 on Form 20-F	Major Shareholders
Item 7: Major Shareholders and Related Party
Transactions
Major Shareholders
On December 31, 2025, Deutsche Bank’s issued share capital amounted to €4,891,082,181.12 divided into
1,910,578,977 no par value ordinary registered shares.
On December 19, 2025, Deutsche Bank cancelled 37,673,908 of no par value ordinary registered shares owned by
Deutsche Bank, representing € 96,445,204.48. Following this cancellation, Deutsche Bank’s issued share capital amounted to € 4,981,082,181.12 divided into 1,910,578,977 no par value ordinary registered shares.
On December 31, 2025, Deutsche Bank had 519,416 registered shareholders. 855,864,529 of the bank’s shares were registered in the names of 509,565 shareholders resident in Germany, representing 44.80% of the share capital.
264,517,200 of Deutsche Bank’s shares were registered in the names of 531 shareholders resident in the United States, representing 13.84% of the share capital.
The German Securities Trading Act (Wertpapierhandelsgesetz) requires investors in publicly-traded corporations whose investments reach or cross certain thresholds to notify both the corporation and the BaFin of such change within four trading days. The minimum disclosure threshold is 3% of the corporation’s issued voting share capital.
BlackRock, Inc., Wilmington, DE, has notified Deutsche Bank that as of January 19, 2026 it held 7.92% of the bank’s shares. Deutsche Bank has received no further notification by BlackRock, Inc., Wilmington, DE, through February 16,
2026.
The Capital Group Companies, Inc., Los Angeles, CA, has notified Deutsche Bank that as of August 22, 2025 it held 4.94%
of the bank’s shares. Deutsche Bank has received no further notification by The Capital Group Companies, Inc., Los
Angeles, CA, through February 16, 2026.
Paramount Service Holding Ltd. S.ÀR.L., British Virgin Islands, has notified Deutsche Bank that as of January 25, 2023 it held 4.54% of the bank’s shares. Deutsche Bank has received no further notification by Paramount Service Holding Ltd.
S.ÀR.L., British Virgin Islands, through February 16, 2026.
Supreme Universal Holdings Ltd., Cayman Islands, has notified Deutsche Bank that as of August 20, 2015 it held 3.05% of the bank’s shares. Deutsche Bank has received no further notification by Supreme Universal Holdings Ltd., Cayman
Islands, through February 16, 2026.
Amundi S.A., Paris, France, has notified Deutsche Bank that as of December 23, 2025 it held 3.00% of the bank's shares.
Deutsche Bank has received no further notification by Amundi S.A., Paris, France, through February 16, 2026.
Over the last three years, Deutsche Bank has been notified of the following changes with regards to the minimum disclosure threshold.
87

Deutsche Bank	Item 7: Major Shareholders and Related Party Transactions
Annual Report 2025 on Form 20-F	Major Shareholders

	Disclosure date	% of outstanding shares held at disclosure date
Amundi S.A.	December 23, 2025	3.00
	November 24, 2025	2.88
	November 20, 2025	3.02
	November 11, 2025	2.84
	November 10, 2025	3.00
	October 23, 2025	2.88
	October 22, 2025	3.00
	February 1, 2023	2.97

BlackRock, Inc.	January 19, 2026	7.92
	October 2, 2025	7.23
	October 1, 2025	7.21
	September 25, 2025	7.21
	September 24, 2025	7.20
	September 19, 2025	7.49
	July 1, 2025	6.90
	June 25, 2025	6.89
	June 4, 2025	6.86
	May 8, 2025	6.79
	April 9, 2025	6.70
	March 25, 2025	6.78
	March 21, 2025	6.75
	March 18, 2025	6.76
	October 1, 2024	6.01
	February 9, 2024	5.86
	February 8, 2024	5.78
	March 31, 2023	5.38
	March 30, 2023	5.01
	March 24, 2023	3.81

The Capital Group Companies, Inc.	August 22, 2025	4.94
	January 7, 2025	5.06
	April 10, 2024	3.04

Douglas L. Braunstein (Hudson Executive Capital LP)[1]	January 25, 2024	0.92

Paramount Service Holding Ltd. S.ÀR.L.[2]	January 25, 2023	4.54
1From previously 3.18% of Deutsche Bank shares as of November 20, 2020
2From previously 3.05% of Deutsche Bank shares as of August 20, 2015
Deutsche Bank is neither directly nor indirectly owned nor controlled by any other corporation, by any government or by any other natural or legal person severally or jointly.
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
Deutsche Bank is aware of no arrangements which may at a subsequent date result in a change in control of the company.
88

Deutsche Bank	Item 7: Major Shareholders and Related Party Transactions
Annual Report 2025 on Form 20-F	Related Party Transactions
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
Deutsche Bank conducts its business with these companies on terms equivalent to those that would prevail if the bank did not have equity holdings in them or management members in common, and the bank has conducted business with these companies on that basis in 2025 and prior years. None of these transactions is or was material to the bank.
Among Deutsche Bank’s business with related party companies in 2025, there have been and currently are loans, guarantees and commitments, which totaled € 70 million (including loans amounting to € 66 million) as of December 31,
2025, compared to € 77 million (including loans amounting to € 73 million) as of December 31, 2024.
All these credit exposures
–Were made in the ordinary course of business
–Were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and
–Did not involve more than the normal risk of collectability or present other unfavorable features compared to loans to nonrelated parties at their initiation
Related Party Impaired Loans
The Group did not have any impaired loans to related parties in 2025 and 2024.
Interests of Experts and Counsel
Not required because this document is filed as an Annual Report.
89

Deutsche Bank	Item 8: Financial Information
Annual Report 2025 on Form 20-F	Consolidated statements and other financial information
Item 8: Financial Information
Consolidated statements and other financial information
Consolidated financial statements
The financial statements of this Annual Report on Form 20-F consist of the consolidated financial statements including
Notes 1 to 42 thereto, which are set forth as Part 2 of the Annual Report 2025, and, as described in Note 01 “Material accounting policies and critical accounting estimates” thereto under “Basis of accounting”, certain parts of the
Combined Management Report set forth as Part 1 of the Annual Report 2025. Such consolidated financial statements have been audited by EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft, as described in their “Report of Independent
Registered Public Accounting Firm” included in the Annual Report 2025.
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
Dividend policy
Deutsche Bank’s financial and regulatory targets are based on the financial results prepared in accordance with IFRS as issued by the IASB and endorsed by the EU. For further details, please refer to Note 01 "Material accounting policies and critical accounting estimates – EU carve-out” to the consolidated financial statements.
Deutsche Bank plans to sustainably grow cash dividends and, over time, return excess capital to shareholders through share buybacks.
In respect of financial year 2025, the Management Board intends to propose to the Annual General Meeting a dividend of
€ 1.00 per share, representing an increase in dividend per share of around 50% for the fourth consecutive year. In addition, the bank received supervisory approval for a share repurchase of € 1 billion in respect of financial year 2025.
This share repurchase, together with the anticipated dividend, would result in distributions in respect of financial year
2025 of € 2.9 billion, completing distributions in relation to financial year 2025.
For financial year 2026 and subsequent years, the bank targets a payout ratio of 60% of net income attributable to
Deutsche Bank shareholders measured on the financial results prepared in accordance with IFRS as issued by the IASB and endorsed by the EU (EU IFRS), delivered through a combination of cash dividends and share buybacks. Starting with financial year 2026, Deutsche Bank aims for modest but continuous growth in dividend per share, relative to the 50% per annum growth over the past four years. Furthermore, the bank sees scope to deploy and distribute excess capital when the CET1 capital ratio is sustainably above 14%.
These distributions to shareholders are subject to corporate decisions, shareholder authorization and German corporate law requirements, and in the case of share buybacks supervisory approval.
In respect of financial years 2021 to 2024 cumulative distributions to shareholders amounted to € 5.6 billion. The bank completed share repurchases of € 1 billion in 2025, € 675 million in 2024, € 450 million in 2023 and € 300 million in
2022. In addition, cash dividends per share of € 0.68 for 2024, € 0.45 for 2023 and € 0.30 for 2022 were paid.
The bank set a capital distribution goal of € 8 billion in respect of the financial years 2021 - 2025, to be paid in 2022 to
2026. With the proposed shareholder distributions in relation to financial year 2025 the cumulative distributions for 2021 to 2025 would reach € 8.5 billion.
90

Deutsche Bank	Item 8: Financial Information
Annual Report 2025 on Form 20-F	Consolidated statements and other financial information
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
In order to meet the German corporate law requirements, Deutsche Bank AG’s dividends and capacity to conduct share buybacks are based on the unconsolidated results of Deutsche Bank AG as prepared in accordance with the German
Commercial Code (HGB). Deutsche Bank AG’s Management Board, which prepares the Annual Financial Statements of
Deutsche Bank AG on an unconsolidated basis, and its Supervisory Board, which reviews the financial statements, first allocate part of Deutsche Bank AG’s annual surplus (if any) to Deutsche Bank AG’s statutory reserves and to any losses carried forward, in accordance with applicable legal requirements. Deutsche Bank then allocates the remainder of any surplus to other revenue reserves (or retained earnings) and balance sheet profit. Deutsche Bank AG may allocate up to one-half of this remainder to other revenue reserves and must allocate at least one-half to balance sheet profit. A profit distribution from the balance sheet profit is only permitted to the extent that the balance sheet profit plus distributable earnings exceed potential dividend blocking items, which consist primarily of deferred tax assets, self-developed software and unrealized gains on plan assets, all net of respective deferred tax liabilities.
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
Dividends approved at a General Meeting are payable on the third business day after that meeting, unless a later date has been determined at that meeting or by the Articles of Association. In accordance with the German Stock Corporation
Act, the relevant date for determining which holders of Deutsche Bank AG’s ordinary shares are entitled to the payment of dividends, if any, or other distributions whether cash, stock or property, is the date of the General Meeting at which such dividends or other distributions are declared.
Significant changes
Except as otherwise stated in this document, there have been no significant changes subsequent to December 31, 2025.
91

Deutsche Bank	Item 9: The Offer and Listing
Annual Report 2025 on Form 20-F	Offer and Listing Details and Market
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
Expenses of the Issue
Not required because this document is filed as an Annual Report.
92

Deutsche Bank	Item 10: Additional Information
Annual Report 2025 on Form 20-F	Memorandum and Articles of Association
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
Deutsche Bank’s Business Objectives
Section 2 of the Articles of Association sets out the objectives of the Group’s business:
–To transact all aspects of banking business
–To provide financial and other services and
–To promote international economic relations
The bank’s Articles of Association permit it to pursue these objectives directly or through subsidiaries and affiliated companies.
The Articles of Association also provide that, to the extent permitted by law, the Group may transact all business and take all steps that appear likely to promote the bank’s business objectives. In particular, the bank may:
–Acquire and dispose of real estate
–Establish branches in Germany and abroad
–Acquire, administer and dispose of participations in other enterprises and
–Conclude intercompany agreements (Unternehmensverträge)
Supervisory Board and Management Board
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
The Management Board or the Supervisory Board may also call an extraordinary General Meeting. Shareholders holding in aggregate at least 5% of the nominal value of Deutsche Bank’s share capital may also request that such a meeting be called. The bank’s Articles of Association authorize the Management Board, with the consent of the Supervisory Board, to hold any General Meeting taking place on or before August 31, 2027 in virtual form without physical attendance of the shareholders or their authorized representatives.
93

Deutsche Bank	Item 10: Additional Information
Annual Report 2025 on Form 20-F	Memorandum and Articles of Association
According to the Articles of Association, Deutsche Bank’s shares are issued in the form of registered shares. For purposes of registration in the share register, all shareholders are required to notify the bank of the number of shares they hold and, in the case of natural persons, of their surname, first name, address and date of birth and, in the case of legal persons, of their registered name, business address and registered domicile, and in both cases should add an electronic address. Both being registered in the bank’s share register and the timely registration for attendance at the General
Meeting constitute prerequisite conditions for any shareholder’s attendance and exercise of voting rights at the General
Meeting. Shareholders may register their attendance of a General Meeting with Deutsche Bank as further described in the invitation by written notice or electronically, and no later than the sixth day immediately preceding the date of that
General Meeting. Any shareholders who have failed to comply with certain notification requirements summarized under
“Notification Requirements” below are precluded from exercising any rights attached to their shares, including voting rights.
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
The Annual General Meeting normally adopts resolutions on the following matters:
–Appropriation of distributable balance sheet profits (Bilanzgewinn) from the preceding fiscal year;
–Formal ratification of the acts (Entlastung) of the members of the Management Board and the members of the
Supervisory Board in the preceding fiscal year and
–Appointment of independent auditors for the current fiscal year
A simple majority of votes cast is generally sufficient to approve a measure, except in cases where a greater majority is otherwise required by the bank’s Articles of Association or by law. Under the German Stock Corporation Act and the
German Transformation Act (Umwandlungsgesetz), certain resolutions of fundamental importance require a majority of at least 75% of the share capital represented at the General Meeting adopting the resolution, in addition to a majority of the votes cast. Such resolutions include the following matters, among others:
–Amendments to the Articles of Association changing the Group’s business objectives
–Capital increases that exclude preemptive rights
–Capital reductions
–Creation of authorized or conditional capital
–Deutsche Bank’s dissolution
–“Transformations” under the German Transformation Act such as mergers, spin-offs and changes in the bank’s legal form
–Transfer of all the bank’s assets and
–Intercompany agreements (in particular, domination and profit-transfer agreements)
Under certain circumstances, such as when a resolution violates the Articles of Association or the German Stock
Corporation Act, shareholders may file a shareholder action with the appropriate Regional Court (Landgericht) in
Germany to set aside resolutions adopted at the General Meeting.
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
with their consent. Amendments to the Articles of Association become effective upon their registration in the
Commercial Register.
94

Deutsche Bank	Item 10: Additional Information
Annual Report 2025 on Form 20-F	Memorandum and Articles of Association
Share Register
Deutsche Bank maintains a share register with Computershare Deutschland GmbH & Co. KG and its New York transfer agent, pursuant to an agency agreement between Deutsche Bank and Computershare Deutschland GmbH & Co. KG and
a sub-agency agreement between Computershare Deutschland GmbH & Co. KG and the New York transfer agent.
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
Increases in Share Capital
German law permits Deutsche Bank to increase its share capital in any of three ways:
–Resolution by the General Meeting authorizing the issuance of new shares
–Resolution by the General Meeting authorizing the Management Board, subject to the approval of the Supervisory
Board, to issue new shares up to a specified amount (no more than 50% of existing share capital) within a specified period, which may not exceed five years. This is referred to as authorized capital (genehmigtes Kapital)
–Resolution by the General Meeting authorizing the issuance of new shares up to a specified amount (no more than
60% of existing share capital) for specific purposes, such as for employee stock options (additional limit of no more than 20% of existing share capital), for use as consideration in a merger or to issue to holders of convertible bonds or other convertible securities (additional limit of no more than 50% of existing share capital). This is referred to as conditional capital (bedingtes Kapital)
The issuance of new ordinary shares by resolution of the General Meeting requires the simple majority of the votes cast and of the share capital represented at the General Meeting. Should the resolution of the General Meeting provide for the exclusion of shareholders’ preemptive rights in full or in part, the simple majority of the votes cast and a majority of at least 75% of the share capital represented at the General Meeting are required. Similarly, resolutions of the General
Meeting concerning the creation of authorized or conditional capital require the simple majority of the votes cast and a majority of at least 75% of the share capital represented at the General Meeting.
Liquidation Rights
The German Stock Corporation Act requires that if the bank is liquidated, any liquidation proceeds remaining after the payment of all the bank’s liabilities will be distributed to the bank’s shareholders in proportion to their shareholdings.
95

Deutsche Bank	Item 10: Additional Information
Annual Report 2025 on Form 20-F	Memorandum and Articles of Association
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
Charges of Transfer Agents
Deutsche Bank pays Computershare Deutschland GmbH & Co. KG and its New York transfer agent customary fees for their services as transfer agents and registrars. The Group’s shareholders will not be required to pay Computershare
Deutschland GmbH & Co. KG or its New York transfer agent any fees or charges in connection with its transfers of shares in the share register. The bank’s shareholders will also not be required to pay any fees in connection with the conversion of dividends from euros to U.S. dollars.
Liability of Transfer Agents
Neither Computershare Deutschland GmbH & Co. KG nor the bank’s New York transfer agent will be liable to shareholders if prevented or delayed by law, or any circumstances beyond its control, from performing its obligations as transfer agents and registrars.
96

Deutsche Bank	Item 10: Additional Information
Annual Report 2025 on Form 20-F	Notification Requirements
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
Except for the 3% threshold, similar notification obligations exist for reaching, exceeding or falling below the thresholds described above when a person holds, directly or indirectly, certain instruments other than shares. This applies to instruments which grant upon maturity an unconditional right to acquire existing voting shares of Deutsche Bank AG, a discretionary right to acquire such shares, as well as to instruments that refer to such shares and have an economic effect similar to that of the aforementioned instruments, irrespective of whether such instruments are physically or cash-
settled. These instruments include, for example, transferable securities, options, futures contracts and swaps. Voting rights to be attributed to a person based on any such instrument will generally be aggregated with the person’s other voting rights deriving from shares or other instruments.
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
the funds used for such investment, unless the articles of association of the listed company provide otherwise. The bank’s Articles of Association do not contain such a provision.
97

Deutsche Bank	Item 10: Additional Information
Annual Report 2025 on Form 20-F	Notification Requirements
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
If a person acquires a qualifying holding despite such prohibition or without making the required notification, the competent authority may prohibit the person from exercising the voting rights attached to the shares. In addition, non-
compliance with the disclosure requirement may result in the imposition of a fine in accordance with statutory provisions. Moreover, the competent authority may order that any disposition of the shares requires its approval and may ultimately appoint a trustee to exercise the voting rights attached to the shares or to sell the shares to the extent they constitute a qualifying holding.
98

Deutsche Bank	Item 10: Additional Information
Annual Report 2025 on Form 20-F	Notification Requirements
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
Review by the German Federal Ministry of Economic Affairs and Energy of
Acquisition of 10% of voting rights or more
Pursuant to the German Foreign Trade Act (Außenwirtschaftsgesetz) and the German Foreign Trade Regulation
(Außenwirtschaftsverordnung), acquisitions may be reviewed by the German Federal Ministry of Economic Affairs and
Energy (the “Ministry”) where the initial direct or indirect acquisition of voting rights in a German company by investors from outside the European Union (EU) and the European Free Trade Association (Iceland, Lichtenstein, Norway and
Switzerland) exceed 10%, 20% or 25%, or where voting rights in a German company by investors outside the EU or
European Free Trade Association exceed 20%, 25%, 40%, 50% or 75% through direct or indirect subsequent acquisitions.
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
Consummating such an acquisition without clearance may also result in administrative fines of up to € 500,000 (acting negligently) or up to five years imprisonment or monetary fines (acting willfully). The acquirer may seek voluntary pre-
clearance of a proposed acquisition from the Ministry that is not subject to a mandatory filing. The Ministry may impose conditions on the acquisition, prohibit the acquisition, or require that it is unwound, if the Ministry determines that the acquisition will likely affect the public order or public security of Germany or another EU member state, or in relation to certain projects or programs of interest for the European Union pursuant to the EU-Screening regulation, or likely affects the essential security interests of Germany. The Ministry’s decision to review an acquisition must be made within two months following the Ministry’s knowledge of the conclusion of the acquisition contract, of the publication of the decision to launch a take-over bid or of the publication of the acquisition of control. The review must be completed within four months following receipt of the complete set of acquisition documents and any additional information requested by the Ministry. The Ministry can extend its review period up to an additional four months. A review is precluded if more than five years have passed since the acquisition.
99

Deutsche Bank	Item 10: Additional Information
Annual Report 2025 on Form 20-F	Notification Requirements
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
Disclosure of Transactions of Managers
Art. 19 of Regulation (EU) No 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse
(the “EU Market Abuse Regulation”) requires persons with management responsibilities (“Managers”) in a listed company like Deutsche Bank AG to notify the company and the BaFin of their own transactions in shares or debt instruments of the company or financial instruments based thereon, in particular derivatives. Such notifications must be made promptly and no later than three business days after the date of the transaction. The notification obligation also applies to persons who are closely associated with a Manager. The obligation does not apply if the aggregate annual transactions by a Manager or persons with whom he or she is closely associated do not, individually, exceed a certain threshold amount through the end of a calendar year. The BaFin has made use of its authority to increase the threshold of € 20,000 set forth in the EU
Market Abuse Regulation to the amount of € 50,000.
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
The Holding Foreign Insiders Accountable Act (the “HFIAA”) was enacted on December 18, 2025 and requires officers and directors of certain foreign private issuers, including Deutsche Bank, to publicly report their beneficial ownership of such issuers' equity securities pursuant to Section 16(a) of the Exchange Act. Initial beneficial ownership reports must be filed with the SEC by March 18, 2026, and any subsequent changes in beneficial ownership must be reported thereafter.
Any beneficial ownership reports (Forms 3, 4 and 5) filed by our officers and directors will be available on the SEC's website and on the investor relations section of our website.
Material Contracts
In the usual course of the bank’s business, Deutsche Bank enters into numerous contracts with various other entities. The bank has not, however, entered into any material contracts outside the ordinary course of its business within the past two years.
100

Deutsche Bank	Item 10: Additional Information
Annual Report 2025 on Form 20-F	Exchange Controls
Exchange Controls
As in other member states of the European Union, regulations issued by the competent European Union authorities to comply with United Nations Security Council resolutions have caused freeze orders in Germany on assets of certain legal and natural persons designated in such regulations. In addition, the European Union maintained a wide range of autonomous economic and financial sanctions on Iran. While all nuclear-related economic and financial EU sanctions against Iran were repealed on January 16, 2016, pursuant to the Joint Comprehensive Plan of Action, the agreement expired in October 2025, resulting in the reimposition of such sanctions.
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
–The beneficial owner of shares (and of the dividends paid with respect to the shares)
–An individual resident of the United States, a U.S. corporation, or a partnership, estate or trust to the extent its income is subject to taxation in the United States in its hands or in the hands of its partners or beneficiaries.
–Not also a resident of Germany for German tax purposes and
–Not subject to “anti-treaty shopping” articles under German domestic law or the Treaty that apply in limited circumstances
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
Shareholders should consult their own advisors regarding the tax consequences of the ownership and disposition of shares considering their circumstances, as well as the effect of any state, local or other national laws.
101

Deutsche Bank	Item 10: Additional Information
Annual Report 2025 on Form 20-F	Exchange Controls
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
"Qualified dividends” received by certain non-corporate U.S. shareholders will generally be subject to taxation in the
United States at a lower rate than other ordinary income. Subject to certain exceptions for short-term and hedged positions, dividends received will be qualified dividends if Deutsche Bank (i) is eligible for the benefits of a comprehensive income tax treaty with the United States that the U.S. Internal Revenue Service (“IRS”) has approved for purposes of the qualified dividend rules and (ii) was not, in the year prior to the year in which the dividend was paid, and is not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Treaty has been approved for purposes of the qualified dividend rules, and Deutsche Bank believes it qualifies for benefits under the Treaty. The determination of whether the bank is a PFIC must be made annually and is dependent on the particular facts and circumstances at the time. It requires an analysis of the bank’s income and valuation of its assets, including goodwill and other intangible assets. Based on the audited financial statements and relevant market and shareholder data, the bank believes that it was not a PFIC for U.S. federal income tax purposes with respect to its taxable years ended December 31, 2024 or
December 31, 2025. In addition, based on the Group’s current expectations regarding the value and nature of its assets, the sources and nature of its income, and relevant market and shareholder data, the bank does not currently anticipate becoming a PFIC for its taxable year ending December 31, 2026, or for the foreseeable future. However, the PFIC rules are complex and their application to financial services companies is unclear. Each U.S. shareholder should consult its own tax advisor regarding the potential applicability of the PFIC regime to Deutsche Bank and its implications for their particular circumstances.
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
currency gain or loss on the receipt of a refund in respect of German withholding tax to the extent the U.S. dollar value of the refund differs from the U.S. dollar equivalent of that amount on the date of receipt of the underlying dividend.
102

Deutsche Bank	Item 10: Additional Information
Annual Report 2025 on Form 20-F	Exchange Controls
Refund Procedures
To claim a refund, a U.S. resident must submit, within four years from the end of the calendar year in which the dividend is received, a claim for refund to the German tax authorities. The claim for refund must be accompanied by a withholding tax certificate (Kapitalertragsteuerbescheinigung) on an officially prescribed form and issued by the institution that withheld the tax.
According to para. 50c (5) German Income Tax Act, claims for refunds have to be transmitted via the officially specified interface according to the officially prescribed data set. The German claim for refund forms can be submitted to the
Bundeszentralamt für Steuern via the online portal of the Bundeszentralamt für Steuern (“BOP”): https://www.elster.de/
bportal/start. Every claimant needs a certificate file to login into the BOP. A U.S. resident must also submit to the
German tax authorities a certification (on IRS Form 6166) with respect to its last filed U.S. federal income tax return.
Requests for IRS Form 6166 are made on IRS Form 8802, which requires payment of a user fee. IRS Form 8802 and its instructions can be obtained from the IRS website at www.irs.gov. The quick-refund procedure (“Datenträgerverfahren –
DTV”/“Data Medium Procedure – DMP”) was abolished from 01.01.2025 onwards and is no longer applicable.
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
The Bundeszentralamt für Steuern published on its website information regarding the tax refund process in Germany..
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
Shareholders may be subject to other U.S. information reporting requirements. Shareholders should consult their own advisors regarding the application of U.S. information reporting rules considering their particular circumstances.
103

Deutsche Bank	Item 10: Additional Information
Annual Report 2025 on Form 20-F	Exchange Controls
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
Other German Taxes
There are currently no German net wealth, transfer, stamp or other similar taxes that would apply to a U.S. resident as a result of the receipt, purchase, ownership or sale of shares.
104

Deutsche Bank	Item 10: Additional Information
Annual Report 2025 on Form 20-F	Dividends and Paying Agents
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
Subsidiary Information
Not applicable.
105

Deutsche Bank	Item 12: Description of Securities other than Equity Securities
Annual Report 2025 on Form 20-F
Item 11: Quantitative and Qualitative Disclosures
about Credit, Market and Other Risk
For quantitative and qualitative disclosures about Credit, Market and Other Risk, please see “Combined Management
Report: Risk Report” in the Annual Report 2025.
Please see pages S-1 through S-13 of the Supplemental Financial Information (Unaudited), which pages are included herein, for information required by Subpart 1400 of SEC Regulation S-K.
Item 12: Description of Securities other than Equity
Securities
Deutsche Bank’s ordinary shares are not represented by American Depositary Receipts and accordingly no information is required to be provided pursuant to Item 12.D.3 and Item 12.D.4. The remainder of the information required by this Item
12 and by Instruction 2(d) under the Instructions as to Exhibits of Form 20-F is provided as Exhibit 2.2 to this Annual
Report on Form 20-F.
106

Deutsche Bank	Item 15: Controls and Procedures
Annual Report 2025 on Form 20-F	Disclosure Controls and Procedures
PART II
Item 13: Defaults, Dividend Arrearages and
Delinquencies
Not applicable.
Item 14: Material Modifications to the Rights of
Security Holders and Use of Proceeds
None.
Item 15: Controls and Procedures
Disclosure Controls and Procedures
An evaluation was carried out under the supervision and with the participation of Deutsche Bank’s management, including the bank’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the bank’s disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of
1934) as of December 31, 2025. There are, as described below, inherent limitations to the effectiveness of any control system, including disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon such evaluation, the Chief
Executive Officer and Chief Financial Officer concluded that the design and operation of Deutsche Bank’s disclosure controls and procedures were effective as of December 31, 2025.
Management’s Annual Report on Internal Control over
Financial Reporting
Management of Deutsche Bank Aktiengesellschaft, together with its consolidated subsidiaries, is responsible for establishing and maintaining adequate internal control over financial reporting. Deutsche Bank’s internal control over financial reporting is a process designed under the supervision of the bank’s Chief Executive Officer and its Chief
Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Group’s financial statements for external reporting purposes in accordance with International Financial Reporting
Standards as issued by the International Accounting Standards Board and endorsed by the European Union. As of
December 31, 2025, Deutsche Bank management conducted an assessment of the effectiveness of the bank’s internal control over financial reporting based on the framework established in Internal Control – Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the assessment performed, management has determined that Deutsche Bank’s internal control over financial reporting as of December
31, 2025, was effective based on the COSO framework (2013).
EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft, the registered public accounting firm that audited the financial statements included in this document, has issued a report on Deutsche Bank’s internal control over financial reporting, which is set forth below.
107

Deutsche Bank	Item 15: Controls and Procedures
Annual Report 2025 on Form 20-F	Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
To the Shareholders and the Supervisory Board of Deutsche Bank Aktiengesellschaft:
Opinion on Internal Control Over Financial Reporting
We have audited Deutsche Bank Aktiengesellschaft’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring
Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Deutsche Bank
Aktiengesellschaft (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United
States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, the related notes and the specific disclosures described in Note 1 to the consolidated financial statements as being part of the financial statements, and our report dated March 9, 2026 expressed an unqualified opinion thereon.
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
/s/ EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft
Eschborn/Frankfurt am Main, Germany
March 9, 2026
108

Deutsche Bank	Item 15: Controls and Procedures
Annual Report 2025 on Form 20-F	Report of Independent Registered Public Accounting Firm
Change in internal control over financial reporting
There was no change in Deutsche Bank’s internal control over financial reporting identified in connection with the evaluation referred to above that occurred during the year ended December 31, 2025, that has materially affected, or is reasonably likely to materially affect, the bank’s internal control over financial reporting.
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
of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.
109

Deutsche Bank	Item 16D: Exemptions from the Listing Standards for Audit Committees
Annual Report 2025 on Form 20-F
Item 16A: Audit Committee Financial Expert
Please see “Corporate Governance Statement according to Sections 289f and 315d of the German Commercial Code:
Supervisory Board Committee Experts: Audit Committee Financial Experts” in the Annual Report 2025.
Item 16B: Code of Ethics
Please see “Corporate Governance Statement according to Sections 289f and 315d of the German Commercial Code:
Value and Leadership Principles of Deutsche Bank AG and Deutsche Bank Group: Deutsche Bank Group Code of Conduct
and Code of Ethics for Senior Financial Officers” in the Annual Report 2025.
Item 16C: Principal accountant fees and services
Please see “Corporate Governance Statement according to Sections 289f and 315d of the German Commercial Code:
Supervisory Board: Principal accountant fees and services” in the Annual Report 2025.
Item 16D: Exemptions from the Listing Standards for
Audit Committees
Deutsche Bank’s common shares are listed on the New York Stock Exchange, the corporate governance rules of which require a foreign private issuer such as the bank to have an audit committee that satisfies the requirements of Rule 10A-3 under the U.S. Securities Exchange Act of 1934. These requirements include a requirement that the audit committee be composed of members that are “independent” of the issuer, as defined in the corporate governance rules of the New
York Stock Exchange, subject to certain exemptions, including an exemption for employees who are not executive officers of the issuer if the employees are elected or named to the board of directors or audit committee pursuant to the issuer’s governing law or documents, an employee collective bargaining or similar agreement or other home country legal or listing requirements. The German Co-Determination Act of 1976 (Mitbestimmungsgesetz) requires that the shareholders elect half of the members of the supervisory board of large German companies, such as Deutsche Bank, and that employees in Germany elect the other half. Employee-elected members are typically themselves employees or representatives of labor unions representing employees. Pursuant to law and practice, committees of the Supervisory
Board are typically composed of both shareholder- and employee-elected members. Of the current members of the
Audit Committee, four – Susanne Bleidt, Manja Eifert, Claudia Fieber and Stephan Szukalski – are current employees of
Deutsche Bank who have been elected as Supervisory Board members by the employees. None of them is an executive officer. Accordingly, their service on the Audit Committee is permissible pursuant to the exemption from the independence requirements provided for by paragraph (b)(1)(iv)(C) of the Rule. The Group does not believe the reliance on such exemption would materially adversely affect the ability of the Audit Committee to act independently and to satisfy the other requirements of the Rule.
110

Deutsche Bank	Item 16E: Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Annual Report 2025 on Form 20-F
Item 16E: Purchases of Equity Securities by the Issuer
and Affiliated Purchasers
The Management Board was authorized by the 2024 Annual General Meeting to buy, on or before April 30, 2029, shares of up to 10% of the share capital at the time the resolution was taken or, if lower, of the share capital at the respective time the authorization was exercised. At the 2024 Annual General Meeting, this corresponded to a volume of
199.5 million shares. During the period from the 2024 Annual General Meeting until the 2025 Annual General Meeting,
34.6 million shares were purchased for equity compensation purposes in the same period or for upcoming periods.
Furthermore, 27.9 million shares were purchased for cancellation with the purpose of distributing capital to shareholders. Thereof, 20.9 million shares acquired as part of the share buyback program of € 675 million in 2024 were cancelled at the beginning of 2025. The remaining amount of 7.0 million shares relates to shares bought back until May
22, 2025 as part of the € 750 million share buyback program in 2025.
The 2025 Annual General Meeting on May 22, 2025, granted the Management Board the approval to buy, on or before
April 30, 2030, shares of up to 10% of the share capital at the time the resolution was taken or, if lower, of the share capital at the respective time the authorization was exercised. At the 2025 Annual General Meeting, this corresponded to
194.8 million shares. This authorization replaced the authorization of the previous year. During the period from the 2025
Annual General Meeting until December 31, 2025, 4.6 million shares were purchased for equity compensation purposes in upcoming periods and 30.6 million shares were purchased for cancellation with the purpose of distributing capital to shareholders. Thereof 22.3 million shares were purchased as part of the € 750 million share buyback program and
8.4 million shares were acquired as part of the € 250 million share buyback program.
At December 31, 2025, the number of shares held in Treasury from buybacks totaled 7.7 million. This figure stems from a starting balance of 49.6 million shares at the beginning of 2025 which was reduced by 46.4 million shares after the cancellation of shares acquired in the 2024 share buyback program, plus 39.3 million shares purchased for equity compensation purposes, less 34.7 million shares which were used to fulfill delivery obligations under the share-based compensation for employees, plus 37.7 million shares acquired as part of the 2025 share buyback program for cancellation which were legally cancelled at the end of the year.
The following table sets forth the total gross number of Deutsche Bank’s shares repurchased by the bank and its affiliated purchasers (pursuant to both activities described above), on a monthly basis in 2025, the average price paid per share (based on the gross shares repurchased), the number of shares that were purchased as part of publicly announcement share buyback programs, the average price paid for the purchases under such programs as well as the maximum number of shares that at that date could yet to be purchase under such programs.
Issuer Purchases of Equity Securities in 2025

Month	Total number of shares purchased[1]	Average price paid per share (in €)	Total number of shares purchased as part of publicly announced plans or programs2 & 3	Maximum Euro value of shares that may yet be purchased under the plans or program (€)
January	21,582,590	14.66	—	—
February	13,055,060	12.77	—	—
March	—	—	—	—
April	5,345,496	20.44	5,345,496	640,752,928
May	4,534,558	24.30	4,534,558	530,582,714
June	6,776,323	24.26	6,776,323	366,201,848
July	4,463,415	25.59	4,463,415	251,999,901
August	4,978,627	31.03	4,978,627	97,502,244
September	7,239,455	30.39	7,239,455	127,503,602
October	4,336,034	29.29	4,336,034	—
November	4,614,821	29.40	—	—
December	—	—	—	—
Total 2025	76,926,379	21.04	37,673,908
1 A total of 39.3 million shares were purchased for equity compensation purchases, i.e. other than pursuant to a publicly announced plan. Thereof 18.0 million shares were purchased in open-market transactions and 21.3 million shares were acquired via the exercise of call options.
2 Share Buyback Program 2025-1 was announced on March 27, 2025, and provided for the purchase of up to € 750 million in shares. The program started on April 1, 2025, and was completed on September 12, 2025. In this period 29,297,410 shares were acquired. The purchase price paid at the stock exchange was on average € 25.58 per share.
3 Share Buyback Program 2025-2 was announced on September 16, 2025, and provided for the purchase of up to € 250 million in shares. The program started on
September 17, 2025, and was completed on Oct 20, 2025. In this period 8,376,498 shares were acquired. The purchase price paid at the stock exchange was on average
€ 29.85 per share.
111

Deutsche Bank	Item 16G: Corporate Governance
Annual Report 2025 on Form 20-F
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
The Supervisory Board appoints and recalls the members of the Management Board. It also may appoint a chairperson
(CEO) and one or more deputy chairpersons of the Management Board. Although the Supervisory Board is not allowed to make management decisions, it has comprehensive monitoring functions with respect to the activities of the
Management Board, including advising the Management Board and participating in decisions of fundamental importance to the company. To ensure that these monitoring functions are carried out properly, the Management Board must, among other things, regularly report to the Supervisory Board with regard to current business operations and business planning, including any deviation of actual developments from concrete and material targets previously presented to the
Supervisory Board. The Supervisory Board may also request special reports from the Management Board at any time.
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
German companies which have their shares listed on a stock exchange must each year issue a statement on the company’s corporate governance (corporate governance statement) and either include such statement in their annual management report or publish it separately on their website.
112

Deutsche Bank	Item 16G: Corporate Governance
Annual Report 2025 on Form 20-F
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
In its last Declaration of Conformity on October 24, 2025, the Management Board and the Supervisory Board of
Deutsche Bank stated that, since the last Declaration of Conformity issued on October 28, 2024, it has acted and will act in the future in conformity with the recommendations of the Code, with certain specified exceptions. The Declaration of
Conformity is available on Deutsche Bank’s internet website at www.db.com/ir/en/documents.htm.
Supervisory Board Committees. The Supervisory Board may form committees. Pursuant to the German Stock
Corporation Act, any Supervisory Board committee must regularly report to the Supervisory Board.
The German Co-Determination Act requires that the Supervisory Board establishes a Mediation Committee to propose candidates for the Management Board if the two-thirds majority of the members of the Supervisory Board required for the appointment of Management Board members is not achieved.
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
them. However, the Code recommends that in the case of such conflicts, companies indicate in their annual corporate governance statement what recommendations of the Code were not applicable to them.
113

Deutsche Bank	Item 16G: Corporate Governance
Annual Report 2025 on Form 20-F
The Supervisory Board of Deutsche Bank has established a Chairman’s Committee (Präsidialausschuss) which is inter alia responsible for conclusion, amendment and termination of employment and pension contracts with members of the
Management Board, taking into account the responsibility of the Supervisory Board as a whole for the remuneration of the members of the Management Board, a Nomination Committee (Nominierungsausschuss), an Audit Committee
(Prüfungsausschuss), a Risk Committee (Risikoausschuss), a Compensation Control Committee (Vergütungskontroll-
ausschuss), a Strategy and Sustainability Committee (Strategie- und Nachhaltigkeitsausschuss), a Technology, Data and
Innovation Committee (Technologie-, Daten- und Innovationsausschuss) and a Mediation Committee
(Vermittlungsausschuss). The functions of a nominating/corporate governance committee and of a compensation committee required by the NYSE Manual for U.S. companies listed on the NYSE are therefore performed by the
Supervisory Board or one of its committees, in particular the Chairman’s Committee, the Compensation Control
Committee and the Mediation Committee.
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
As a foreign private issuer, Deutsche Bank is not subject to these requirements. However, its audit committee must meet the more lenient independence requirement of Rule 10A-3 under the Securities Exchange Act of 1934. German corporate law does not require an affirmative independence determination, meaning that the Supervisory Board need not make affirmative findings that Audit Committee members are independent. However, the German Stock Corporation
Act and the Code, as the case may be, contain several rules, recommendations and suggestions to ensure the
Supervisory Board’s independent advice to, and supervision of, the Management Board. As noted above, no member of the Management Board may serve on the Supervisory Board (and vice versa). Supervisory Board members will not be bound by directions or instructions from third parties. Any advisory, service or similar contract between a member of the
Supervisory Board and the company is subject to the Supervisory Board’s approval. A similar requirement applies to loans granted by the company to a Supervisory Board member or other persons, such as certain members of a Supervisory
Board member’s family. In addition, the German Stock Corporation Act prohibits a person who within the last two years was a member of the Management board from becoming a member of the Supervisory Board of the same company unless he or she is elected upon the proposal of shareholders holding more than 25% of the voting rights of the company.
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
Disclosure of Corporate Governance Guidelines. Deutsche Bank discloses its Articles of Association, the Terms of
Reference of its Management Board, its Supervisory Board, the Chairman’s Committee, the Audit Committee, the Risk
Committee, the Compensation Control Committee, the Nomination Committee, the Strategy and Sustainability
Committee and the Technology, Data and Innovation Committee, its Declaration of Conformity under the Code pursuant to Section 161 of the German Stock Corporation Act, the Corporate Governance Statement and other documents pertaining to its corporate governance on its internet website at www.db.com/ir/en/documents.htm.
114

Deutsche Bank	Item 16J: Insider Trading Policies
Annual Report 2025 on Form 20-F
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
Report 2025.
115

Deutsche Bank	Disclosures Under Iran Threat Reduction and Syria Human Rights Act of 2012
Annual Report 2025 on Form 20-F
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
Legacy Contractual Obligations Related to Guarantees and Letters of Credit. Prior to 2007, Deutsche Bank provided guarantees to a number of Iranian entities. In almost all of these cases, the bank issued counter-indemnities in support of guarantees issued by Iranian banks because the Iranian beneficiaries of the guarantees required that they be backed directly by Iranian banks. In 2007, the bank made a decision to discontinue issuing new guarantees to Iranian or Iran-
related beneficiaries. Although the pre-existing guarantees stipulate that they must be either extended or honored if the bank receives such a demand and is legally not able to terminate these guarantees, the firm decided to reject any
“extend or pay” demands under such guarantees. Even though the bank had exited, where possible, many of these guarantees, guarantees with an aggregate face amount of approximately € 6.7 million are still outstanding as of year-end
2025. The gross revenues from this business in 2025 which the bank received from non-Iranian parties were approximately € 34,900 and the net profit derived from these activities was less than this amount.
Deutsche Bank also has outstanding legacy guarantees in relation to a Syrian bank that was sanctioned by the United
States under its non-proliferation program prior to such sanctions being terminated in mid-2025. The aggregate face amount of these legacy guarantees was approximately € 7.0 million at such time, the gross revenues received from non-
Syrian parties for these guarantees during the portion of 2025 for which sanctions applied were approximately € 26,400 and the net profit derived from these activities was less than this amount.
Payments Executed. Deutsche Bank continues to severely restrict its policy on Iran and consequently the execution of payments relating to Iran. In 2025, three outgoing payments were executed on behalf of Iranian parties outside of
Germany with involvement of DB Hungary related to electricity bills of the local Iranian embassy in a total amount of
€ 500. With regards to the Iranian Embassy in Germany, see below.
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
In 2025, Deutsche Bank executed approximately € 14 million (almost only in-coming) transfers through Target2 or SEPA across approximately 670 transactions and credited the relevant amounts to the non-Iranian clients through September
29, 2025. The gross revenues derived from these payments were approximately € 130.
The bank does not consider the execution of such transactions to be significant and, after the European Union reinstated
the sanctions against Iran on September 29, 2025, the bank does not intend to make further payments unless such payments are licensed by Bundesbank.
116

Deutsche Bank	Disclosures Under Iran Threat Reduction and Syria Human Rights Act of 2012
Annual Report 2025 on Form 20-F
Maintaining of Accounts for Iranian Consulates and Embassies. In 2025, Iranian embassies and consulates in Germany held accounts with Deutsche Bank. The purpose of these accounts is the funding of day-to-day operational costs of the embassies and consulates, such as salaries, rent and electricity. In 2025, the total volume of outgoing payments from these accounts was approximately € 4.1 million which have been funded through € 13.1 million of incoming payments.
From these activities, the bank derived gross revenues of approximately € 0.26 million and net profits which were less than this amount. The German government has requested that Deutsche Bank provide these services to enable the government of Iran to conduct its diplomatic relations and the bank intends to continue maintenance of such accounts.
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
such details could violate such legal and/or regulatory requirements and subject the relevant entities to criminal prosecution or regulatory investigations.
117

Deutsche Bank	Item 18: Financial Statements
Annual Report 2025 on Form 20-F
PART III
Item 17: Financial Statements
Not applicable.
Item 18: Financial Statements
The financial statements of this Annual Report on Form 20-F consist of the consolidated financial statements including
Notes 1 to 42 thereto, which are set forth as Part 2 of the Annual Report 2025, and, as described in Note 01 "Material accounting policies and critical accounting estimates” thereto under “Basis of accounting”, certain parts of the
Combined Management Report set forth as Part 1 of the Annual Report 2025.
The consolidated financial statements have been audited by EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft,
Eschborn, Germany - PCAOB ID: 1251, as described in their “Report of Independent Registered Public Accounting Firm”
included in the Annual Report 2025.
118

Deutsche Bank	Item 19: Exhibits
Annual Report 2025 on Form 20-F
Item 19: Exhibits
We have filed the following documents as exhibits to this document.

Exhibit number	Description of Exhibit
1.1	English translation of the Articles of Association of Deutsche Bank AG, furnished as Exhibit 99.2 to our Report on Form 6-K, dated January 5, 2026, and incorporated by reference herein.
2.1
The total amount of long-term debt securities of us or our subsidiaries authorized under any instrument does not exceed 10 percent of the total assets of our Group on a consolidated basis. We hereby agree to furnish to the Commission, upon its request, a copy of any instrument defining the rights of holders of long-term debt of us or of our subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

2.2	Descriptions of securities registered under the Securities Exchange Act of 1934.
4.1	Equity Plan Rules 2021, furnished as Exhibit 4.5 to our 2020 Annual Report on Form 20-F and incorporated by reference herein.
4.2	Equity Plan Rules 2022, furnished as Exhibit 4.6 to our 2021 Annual Report on Form 20-F and incorporated by reference herein.
4.3	Equity Plan Rules 2023, furnished as Exhibit 4.6 to our 2022 Annual Report on Form 20-F and incorporated by reference herein.
4.4	Equity Plan Rules 2024, furnished as Exhibit 4.6 to our 2023 Annual Report on Form 20-F and incorporated by reference herein.
4.5	Equity Plan Rules 2025, furnished as Exhibit 4.6 to our 2024 Annual Report on Form 20-F and incorporated by reference herein.
4.6	Equity Plan Rules 2026.
4.7	Restricted Share Plan Rules 2021, furnished as Exhibit 4.10 to our 2020 Annual Report on Form 20-F and incorporated by reference herein.
4.8	Restricted Share Plan Rules 2022, furnished as Exhibit 4.9 to our 2021 Annual Report on Form 20-F and incorporated by reference herein.
4.9	Restricted Share Plan Rules 2023, furnished as Exhibit 4.10 to our 2022 Annual Report on Form 20-F and incorporated by reference herein.
4.10	Restricted Share Plan Rules 2024, furnished as Exhibit 4.11 to our 2023 Annual Report on Form 20-F and incorporated by reference herein.
4.11	Restricted Share Plan Rules 2025, furnished as Exhibit 4.11 to our 2024 Annual Report on Form 20-F and incorporated by reference herein.
4.12	Restricted Share Plan Rules 2026.
8.1	List of Subsidiaries.
11.1	Personal Account Dealing Policy.
11.2	Excerpts from Code of Conduct, furnished as Exhibit 11.2 to our 2024 Annual Report on Form 20-F and incorporated by reference herein.
12.1	Principal Executive Officer Certifications Required by 17 C.F.R. 240.13a-14(a).
12.2	Principal Financial Officer Certifications Required by 17 C.F.R. 240.13a-14(a).
13.1	Chief Executive Officer Certification Required by 18 U.S.C. Section 1350.
13.2	Chief Financial Officer Certification Required by 18 U.S.C. Section 1350.
15.1	Consent of EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft.
97.1	Compensation Recovery Policy for Deutsche Bank Management Board Members, furnished as Exhibit 97.1 to our 2023 Annual Report on Form 20-F and incorporated by reference herein.
97.2	Compensation Recovery Policy for Executive Officers, furnished as Exhibit 97.2 to our 2023 Annual Report on Form 20-F and incorporated by reference herein.
101.1	Interactive Data File.
119

Deutsche Bank	Signatures
Annual Report 2025 on Form 20-F
Signatures
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.
Date: March 12, 2026
Deutsche Bank Aktiengesellschaft

/s/	CHRISTIAN SEWING
Christian Sewing
Chairman of the Management Board
Chief Executive Officer

/s/	JAMES VON MOLTKE
James von Moltke
Member of the Management Board
President and Chief Financial Officer
1
Annual Report

Annual Report 2025

With deep dedication.

Deutsche Bank

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank
Annual Report 2025
Content

4	1- Combined Management Report

	5	Operating and financial review
	39	Outlook
	40	Risks and opportunities
	42	Risk Report
	185	Sustainability Statement
	186	Employees
	192	Internal control over financial reporting
	194	Information pursuant to Section 315a (1) of the German Commercial Code
	196	Corporate Governance Statement acc to Sec 289f, 315d of the German Commercial Code
	198	Standalone parent company information (HGB)

200	2- Consolidated Financial Statements

	201	Consolidated Statement of Income
	202	Consolidated Statement of Comprehensive Income
	203	Consolidated Balance Sheet
	204	Consolidated Statement of Changes in Equity
	205	Consolidated Statement of Cash Flows
	207	Notes to the consolidated financial statements
	246	Notes to the consolidated income statement
	253	Notes to the consolidated balance sheet
	306	Additional Notes
	348	Report of Independent Registered Public Accounting Firm

355	3-Compensation Report

	357	Compensation of the Management Board
	385	Compensation of Supervisory Board members
	388	Comparative presentation of compensation and earnings trends
	391	Compensation of the employees (unaudited)

406	4-Corporate Governance Statement according to Sections 289f and 315d of the German Commercial Code

	407	Compliance with German Corporate Governance Code
	410	Management Board
	418	Supervisory Board
	435	Related Party Transactions
	436	Principal accountant fees and services

437	5-Supplementary Information (Unaudited)

	438	Non-GAAP financial measures
	446	Declaration of Backing
	448	Group Five-Year Record
	450	Imprints

Deutsche Bank
Annual Report 2025
[Page intentionally left blank for SEC filing purposes]

Deutsche Bank
Annual Report 2025
1- Combined Management Report

5	Operating and financial review
	5	Executive summary
	8	Deutsche Bank Group
	13	Results of operations
	35	Financial Position
	38	Liquidity and capital resources
39	Outlook
40	Risks and opportunities
42	Risk Report
	44	Introduction
	45	Risk and capital overview
	50	Risk and capital framework
	61	Risk type management
	113	Risk and capital performance
185	Sustainability Statement
186	Employees
192	Internal control over financial reporting
194	Information pursuant to Section 315a (1) of the German Commercial Code
196	Corporate Governance Statement acc to Sec 289f, 315d of the German Commercial Code
198	Standalone parent company information (HGB)

Deutsche Bank	Operating and financial review
Annual Report 2025	Executive summary
Operating and financial review
The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes. This operating and financial review includes qualitative and quantitative disclosures on segment results of operations and entity-wide disclosures on net revenue components of Deutsche Bank as required by International
Financial Reporting Standard (IFRS) 8, “Operating Segments”. For additional business segment disclosure under IFRS 8, please refer to Note 04 “Business segments and related information” of the consolidated financial statements.
Executive summary
The statements in the following section are based on latest available forecasts and assumptions at the time of preparation. Actual developments may differ from these expectations.
Global economy

Economic growth (in %)¹	2025[2]	2024[3]	Main driver
Global Economy	3.4	3.4
In 2025, the global economy maintained a stable growth trajectory; progress in trade negotiations between the U.S. and its key trading partners, along with selective tariff reductions, contributed to a marked decline in trade policy uncertainty; at the same time, easing inflationary pressures supported household consumption and provided central banks with scope to implement further interest rate cuts

Of which: Developed countries	1.8	1.7
Developed countries benefited from the negotiated trade compromises, which helped reduce overall policy uncertainty; although GDP growth rates varied across countries, inflation moderated in most markets. In this environment, several central banks continued to lower their key policy rates from previously restrictive levels

Emerging Markets	4.5	4.5
Emerging Markets demonstrated stronger‑than‑expected resilience to adverse growth and trade shocks arising from U.S. tariff measures; the combination of subdued inflation and a moderation in U.S. dollar strength provided several central banks with additional scope to ease monetary policy; furthermore, improved external fiscal impulses and lower energy prices offered further support to overall economic activity

Eurozone Economy	1.5	0.8
Despite persistent external trade headwinds, the Eurozone economy continued to post robust growth, supported by resilient domestic demand; nonetheless, GDP growth rates varied across regions; inflation trended downwards towards the ECB's 2% target, thus, the ECB was able to maintain its deposit rate unchanged at a neutral level in the second half of the year

Of which: German economy	0.2	(0.5)
The German economy continued to face competitive disadvantages in foreign trade;
while the expansionary fiscal stance provided some initial positive impetus, domestic demand remained subdued; moderating inflation supported private consumption;
however, overall sentiment continued to be weak; the cooling of the robust labor market has slowed

U.S. Economy	2.2	2.8
In the U.S., federal government shutdown dampened economic activity in the second half of the year; nevertheless, investment, particularly in AI‑related technologies, provided meaningful support to growth; reductions in food import tariffs contributed to easing inflationary pressures; in light of emerging labour market risks, the Federal
Reserve proceeded with further reductions of its key policy rate despite inflation remaining above target

Japanese Economy	1.2	(0.2)
The impact of U.S. tariff measures on the Japanese economy remained limited, and business sentiment continued to be robust; an increase in real employee compensation supported the recovery in private consumption; inflation, however, remained elevated, driven primarily by rising food prices; against this backdrop, the Bank of Japan proceeded to tighten its monetary policy stance

Asian Economy[4]	5.5	5.2
GDP growth in Asian economies was supported primarily by strong economic momentum in India, complemented by additional contributions from China; inflation declined noticeably across several economies, which bolstered private consumption and provided scope for certain central banks to implement further reductions in policy interest rates

Of which: Chinese Economy	5.0	5.0
China met its official growth target, although momentum slowed over the year, largely due to policy measures aimed at curbing overcapacity and excessive competition; the government's efforts to stimulate purchases of durable consumer goods also lost effectiveness over time

1Annual Real GDP Growth (% YoY). Sources: National Authorities unless stated otherwise
2Sources: Deutsche Bank Research
3Some economic data for 2024 were revised by public statistics authorities. As a result, this data may differ from that previously published
4Includes China, Hong Kong, India, Indonesia, Malaysia, Philippines, Singapore, Sri Lanka, South Korea, Taiwan, Thailand and Vietnam; excludes Japan

Deutsche Bank	Operating and financial review
Annual Report 2025	Executive summary
Banking Industry

	Dec 31, 2025
Growth year on year (in %)	Corporate Lending	Retail Lending	Corporate Deposits	Retail Deposits	Main driver
Eurozone	2.0	2.6	3.2	3.0
Buoyed by lower interest rates and stronger economic
growth, both retail and corporate lending have picked up
significantly over the course of the year, the former even
more than the latter; However, growth rates did not yet
exceed inflation to a meaningful extent; By contrast,
deposits from households as well as firms largely
maintained their momentum throughout 2025 and kept
expanding at a robust pace

Of which: Germany	0.7	1.9	2.4	2.8
Private-sector credit dynamics have improved during
2025, with households more than with companies due to
interest rate tailwinds in the mortgage business; Sluggish
lending to firms may be the result of various factors
impacting investment sentiment – from trade policy
uncertainty to worries about Germany lacking
international competitiveness, and transition challenges;
Demand for credit rose in recent quarters, according to
the bank lending survey; Growth remains higher in
deposits from corporate and retail customers than in
loans, despite a slowdown after the surge in 2024

U.S.[1]	3.3	2.8	4.2[1]	4.2[1]
Lending to the corporate as well as household sectors
gained further traction as the year progressed;
Nevertheless, the expansion is now only in line with
inflation, i.e., the private sector is not deleveraging any
more; Total deposit momentum accelerated
substantially, bolstered by interest rates staying on an
elevated level

China	9.0	0.5	3.7	9.7
Corporate lending maintained its robust pace in 2025,
which nevertheless is the lowest since before the
pandemic; By contrast, retail lending has come to a
standstill and is the weakest on record (covering nearly
two decades); On the deposit side, business with
households continues to flourish, while it has picked up
moderately with corporates, following a mild contraction
in the prior year

1Total U.S. deposits as segment breakdown is not available
The global Investment Banking & Capital Markets fee pool increased by 12% to € 92 billion in 2025, making it the second‑highest investment banking fee pool in the bank’s internal record, after 2021. This marked the second consecutive year of double‑digit growth following the market downturn in 2022 and 2023, with the 2025 fee pool standing 43% above 2023 levels. The Mergers & Acquisitions (M&A) fee pool was the primary driver of growth, reaching
€ 37 billion, marginally below the 2021 peak, and contributing € 5.3 billion of the € 9.7 billion total increase. Within M&A, activity in “mega” deals exceeding € 10 billion rose sharply, with announced volumes more than doubling. Equity capital markets, leveraged debt capital markets and debt capital markets also recorded higher fee pools, rising by 16%, 7% and
8% respectively, and together contributing the remaining € 4.4 billion increase. Regionally, the global fee pool shifted away from Europe, Middle East and Africa (EMEA), which grew by 3%, towards the U.S. and Asia-Pacific (APAC), which recorded growth of 14% and 16%, respectively. The United Kingdom & Ireland region continued to lag global trends, with its fee pool declining by 2%. Global Sponsor activity increased by 6%, although corporate activity rose by a higher amount at 14%. However, a 46% increase in announced Sponsor M&A volumes suggests a more constructive environment for private equity heading into 2026. In Fixed Income, revenue pools remained at elevated levels in 2025, and Deutsche
Bank’s assessment is that they increased further compared to the previous year. Foreign exchange activity is expected to have risen across the ten most‑traded currencies globally, supported by heightened volatility in the first half of the year and broader growth in derivative activity. Rates revenues increased materially, reflecting strong client demand and a more supportive market environment, and Emerging Markets revenues also improved year on year. In Credit Trading, performance has been broadly in line with the prior year, with markets recovering strongly in the second half of 2025 following the reaction to U.S. tariff policy in the second quarter of 2025. In Financing, client demand remained robust, supporting the expectation of a revenue pool above the prior‑year level.

Deutsche Bank	Operating and financial review
Annual Report 2025	Executive summary
Deutsche Bank performance
Deutsche Bank’s net profit was € 6.8 billion in 2025, up from € 4.5 billion in 2024. This year-on-year development reflected strong operational performance in 2025 and the non-recurrence of specific litigation items which negatively impacted 2024. Provision for credit losses was € 1.7 billion in 2025, down 7% from € 1.8 billion in 2024, or 36 basis points of average loans.
In respect of financial year 2025, management plans to propose a dividend of € 1.00 per share, or € 1.9 billion, to shareholders at its Annual General Meeting in May 2026, up by around 50% from € 0.68 per share for 2024. The bank has secured the customary authorizations for € 1.0 billion in further share repurchases in respect of 2025. Together, these measures would increase cumulative capital distributions to shareholders by a further € 2.9 billion. Cumulative capital distributions in respect of the financial years 2021-2025, paid or payable in 2022-2026, would thereby reach € 8.5 billion.
Profit before tax was € 9.1 billion for the full year 2025 up 35% from € 6.7 billion in 2024. Revenues were € 31.4 billion, essentially flat year on year compared to € 31.5 billion in 2024. Noninterest expenses were € 20.7 billion, down 10%, and included € 0.4 billion in nonoperating costs compared to € 2.6 billion in 2024. Adjusted costs, which exclude nonoperating costs, were down 1% to € 20.3 billion. The cost/income ratio was 66% compared to 73% in 2024. Post-tax return on average shareholders’ equity was 8.5%, compared to 5.5% in the prior year. Post-tax return on average tangible shareholders’ equity was 9.4% in 2025, compared to 6.2% in 2024. The year-on-year development in both ratios reflected the strong operational performance achieved in 2025 as well as lower restructuring and severance charges and the non-
recurrence of specific litigation items compared to 2024.
Net revenues were € 31.4 billion in 2025, essentially flat compared to € 31.5 billion in 2024. Net commission and fee income grew 5% to € 10.9 billion, while net interest income in key segments of the banking book remained resilient at
€ 13.7 billion, up 2%, reflecting higher deposit volumes. Compound annual revenue growth since 2021 was 5.3% through the end of 2025.
Provision for credit losses was € 1.7 billion in 2025, or 35 basis points of average loans, a decrease of 7% from
€ 1.8 billion, or 38 basis points of average loans, in 2024, despite elevated macroeconomic and geopolitical uncertainty and ongoing headwinds in Commercial Real Estate.
Noninterest expenses were € 20.7 billion in 2025, down 10% year on year. This development was primarily driven by a decrease in nonoperating costs to € 0.4 billion, down 86%, from € 2.6 billion in 2024, which largely reflected the non-
recurrence of specific litigation items as well as lower restructuring and severance charges compared to 2024. Adjusted costs were € 20.3 billion, down 1% compared to the prior year. Higher variable compensation expenses, reflecting the bank’s performance, were offset by cost reductions in IT, professional services and other expenses.
Income tax expense was € 2.3 billion in 2025, compared to € 2.2 billion in the prior year. The effective tax rate of 25% in
2025 was positively impacted by the German Tax Reform and the geographical mix of income, compared to 33% in 2024, which was mainly affected by litigation charges that were non-tax deductible.
Common Equity Tier 1 capital ratio was 14.2% at the end of 2025, slightly above the bank’s operating target range of
13.5% to 14.0%, and up from 13.8% at the end of 2024. Organic capital generation from increased profitability offset the combined impacts of higher capital distributions and coupon payments, regulatory impacts and business growth during the year.
Adjusted costs, nonoperating cost, net interest income in the key banking book segments, and post-tax return on average tangible shareholders’ equity are Non-GAAP financial measures. Please refer to “Supplementary Information
(Unaudited): Non-GAAP Financial Measures” of this Annual Report for the definitions of such measures and reconciliations to the IFRS measures on which they are based. With effect from the first quarter of 2026, Deutsche Bank will discontinue the separate reporting of adjusted costs and nonoperating costs.

Deutsche Bank	Operating and financial review
Annual Report 2025	Deutsche Bank Group

Deutsche Bank Group
Deutsche Bank’s Organization
Headquartered in Frankfurt am Main, Germany, Deutsche Bank is the largest bank in Germany and one of the largest financial institutions in the world, as measured by total assets of € 1,440 billion as of December 31, 2025. As of that date, the bank had 89,879 full-time equivalent internal employees and operated in 55 countries with 1,179 branches, of which
64% were located in Germany.
Deutsche Bank Value Chain
Deutsche Bank’s business model considers impacts, risks and opportunities in relation to Environmental, Social and
Governance matters along the bank’s value chain, which comprises its upstream value chain, its own operations and its downstream value chain. The following chart illustrates Deutsche Bank’s value chain and describes its components.
Intangible resources
The most important intangible resources for Deutsche Bank's business model from an economic point of view are its customer relationships and its workforce. Other important intangible resources are the bank's brand name and its data and software. When required by IFRS, intangible resources are recognized in the balance sheet and described in the consolidated financial statements
Deutsche Bank’s organizational model
As of December 31, 2025, the bank was organized into the following business segments:
–Corporate Bank
–Investment Bank
–Private Bank
–Asset Management
–Corporate & Other
Deutsche Bank has a country and regional organizational layer to facilitate a consistent implementation of global strategies.
The bank has operations or dealings with existing and potential customers in most countries in the world. These operations and dealings include working through:
–Subsidiaries and branches
–Representative offices
–One or more representatives assigned to serve customers

Deutsche Bank	Operating and financial review
Annual Report 2025	Deutsche Bank Group

Capital expenditures or divestitures related to the business segments are included in the respective corporate division overview below.
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
There have been no significant capital expenditures or divestitures since January 1, 2023.
Products and services
Corporate Bank is a global provider of cash management, lending, trade finance, trust and securities services, and risk management solutions. Cash management services include integrated payments and FX solutions. Trade finance and lending offering spans from documentary and guarantee business to structured trade finance and lending. Trust and securities services cover depository receipts, corporate trust, document custody and securities services. Focusing on the finance departments of corporate and commercial clients and financial institutions in Germany and across the globe, its holistic expertise and global network allow the bank to offer integrated solutions.
In addition to Corporate Bank’s product suite, coverage teams provide clients with access to the expertise of Investment
Bank.
Distribution channels and marketing
The corporate coverage function of Corporate Bank focuses on international mid and large corporate clients and is organized into three units: Global Coverage, MidCorps Coverage and Risk Management Solutions. Coverage includes multi-product generalists covering headquarter level and subsidiaries via global, regional and local coverage teams for multinational companies. MidCorps Coverage includes multi-product generalists with a special focus on medium sized enterprises. Risk Management Solutions includes Foreign Exchange, Emerging Markets and Rates product specialists.
This unit is managed regionally in Asia Pacific, Middle East & Africa, Americas and Europe to ensure close connectivity to clients.

Deutsche Bank	Operating and financial review
Annual Report 2025	Deutsche Bank Group

Corporate clients are served out of all three of the Corporate Bank’s client categories. Corporate Treasury Services covers mid and large corporate clients across two brands, Deutsche Bank and Postbank, and offers the whole range of solutions across cash, trade financing, lending and risk management for the corporate treasurer. Institutional Client
Services comprises of Cash Management for institutional clients and Trust and Securities Services. Business Banking covers small corporates and entrepreneur clients and offers a largely standardized product suite and selected contextual-banking partner offerings (e.g., accounting solutions).
Investment Bank
Corporate division overview
Investment Bank combines Deutsche Bank’s Fixed Income & Currencies and Investment Banking & Capital Markets
(renamed in the fourth quarter of 2025 from “Origination & Advisory”) businesses, as well as Deutsche Bank Research and
Other. The Investment Bank focuses on its traditional strengths in these markets, bringing together wholesale banking expertise across risk management, sales and trading, investment banking and infrastructure. This enables the Investment
Bank to align resourcing and capital across its client and product perimeter to effectively support the bank’s strategic goals.
In April 2023, Deutsche Bank announced that it reached an agreement on an all-cash offer for the acquisition of Numis
Corporation Plc (“Numis”). On October 13, 2023, Deutsche Bank completed the transaction and acquired a 100% interest in Numis for a cash purchase price of GBP 397 million. After the initial purchase price allocation, goodwill of € 233 million related to the transaction was identified. Deutsche Bank assigned the identified goodwill to the Investment Bank cash generating unit (CGU). Given the value of the Investment Bank CGU, the goodwill was considered impaired and written off in the fourth quarter of 2023.
There have been no significant divestitures since January 1, 2023.
Products and services
Fixed Income & Currencies is split into two sub-categories: “Fixed Income & Currencies: Financing”, which provides comprehensive, customized financing solutions across industries and asset classes; and “Fixed Income & Currencies:
Markets” (renamed in the fourth quarter of 2025 from “Fixed Income & Currencies: Ex-Financing”), which combines institutional sales, trading and structuring expertise across Foreign Exchange, Rates, Emerging Markets and Credit
Trading. The Fixed Income & Currencies business operates globally and provides both corporate and institutional clients liquidity, market making services and a range of specialized risk management solutions across a broad range of Fixed
Income & Currencies products. The application of technology and continued innovation of the transaction lifecycle processes is enabling Deutsche Bank to increase automation/electronification in order to respond to client and regulatory requirements.
Investment Banking & Capital Markets is responsible for the bank’s Mergers and Acquisitions business and Capital
Markets businesses across Debt and Equity. The IBCM franchise comprises regional and industry-focused product and coverage teams, leveraging senior relationships to deliver a range of advisory and financial products and services to the bank’s clients in partnership with the Fixed Income & Currencies franchise and other divisions of the bank.
Distribution channels and marketing
Coverage of the Investment Bank’s clients is provided principally by three groups working in conjunction with each other:
The Institutional Client Group, which houses the debt sales team, Investment Banking Coverage within Investment
Banking & Capital Markets and Risk Management Solutions in Corporate Bank, which covers capital markets and treasury solutions. The close cooperation between these groups helps to create enhanced synergies leading to increased cross selling of products/solutions to clients.

Deutsche Bank	Operating and financial review
Annual Report 2025	Deutsche Bank Group

Private Bank
Corporate division overview
Private Bank serves personal and private clients, wealthy individuals, entrepreneurs and families. The international businesses also focus on commercial clients in selected markets. Private Bank is organized along the client sectors
Wealth Management (renamed in the fourth quarter of 2025 from Wealth Management & Private Banking) and Personal
Banking.
This client-centric approach reflects the aim to serve clients in a more targeted and effective way across the Private
Bank. Wealth Management combines the coverage of private banking, high-net-worth and ultra-high-net-worth clients, as well as business clients in selected international markets. The client sector Personal Banking serves retail and affluent customers as well as commercial banking clients in Italy and Spain (i.e., all small business clients and small sized corporate clients that are not covered as part of the Wealth Management client sector).
There have been no significant capital expenditures or divestitures since January 1, 2023.
Products and services
Private Bank’s offers a range of payment and account services, credit and deposit products as well as investment advice.
These offerings include products which provide its clients access to Sustainable Finance lending and ESG investment solutions based on specified classification and due diligence methodologies including ESG strategies, ratings and exclusion criteria.
Personal Banking Germany pursues a differentiated, customer-focused approach with two strong and complementary main brands: Deutsche Bank and Postbank. The Deutsche Bank brand provides private customers with banking and financial products and services, including individualized advisory solutions. The Postbank brand focuses on offering retail customers standard products and daily retail banking services supported by direct banking capabilities. In cooperation with Deutsche Post DHL AG, the retail bank in Germany also offers postal and parcel services in selected Postbank branches. In the international markets of Italy, Spain and India, the bank provides retail customers with daily banking services as well as investment advisory solutions.
Wealth Management globally offers private banking, high-net-worth and ultra-high-net-worth clients bespoke and sophisticated services in planning, managing and investing wealth, financing personal and business interests and servicing institutional and corporate needs.
Distribution channels and marketing
Private Bank pursues an omni-channel approach, enabling customers to choose flexibly among different ways to access services and products.
The distribution channels include branch networks, supported by advisory and customer call centers, self-service terminals and digital offerings, such as online and mobile banking. Private Bank also collaborates with self-employed financial advisors and other sales and cooperation partners, including Business-to-Business-to-Consumer partners in
Germany. For Wealth Management clients, the Private Bank deploys a client coverage team model with relationship and investment managers supported by client service executives, who assist with wealth management services and open-
architecture products. In Germany, Deutsche Oppenheim Family Office AG provides family office services, discretionary funds and advisory solutions.
Expanding digital capabilities remains a strong focus across the businesses, as client behavior continues to shift towards digital channels. The Private Bank will continue optimizing its omni-channel mix to provide customers with the most convenient access to products and services.

Deutsche Bank	Operating and financial review
Annual Report 2025	Deutsche Bank Group

Asset Management
Corporate division overview
With € 1,085 billion of assets under management as of December 31, 2025, the Asset Management division, which operates under the brand DWS, aspires to be a leading asset manager. DWS serves a diverse client base of retail and institutional investors worldwide, with a strong presence in the bank’s home market in Germany. These clients include large government institutions, corporations and foundations as well as individual investors. As a regulated asset manager,
DWS acts as a fiduciary for its clients. Responsible investing has been an important part of DWS’s heritage for decades, and DWS is committed to acting and investing in its clients’ best interest.
Deutsche Bank Group retains 79.5% ownership interest in DWS, and asset management remains a core business for the
Group. The shares of DWS are listed on the Frankfurt stock exchange.
There have been no significant capital expenditures or divestitures since January 1, 2023.
Products and services
DWS offers individuals and institutions access to investment capabilities across all major asset classes in Active, Passive including Xtrackers range and Alternatives. In addition, DWS’s solution strategies are targeted to client needs that cannot be addressed by traditional asset classes alone.
Distribution channels and marketing
DWS product offerings are managed by a global investment platform and distributed across EMEA, the Americas and
Asia Pacific through a single global distribution network. DWS also leverages third-party distribution channels, including other divisions of Deutsche Bank Group.
Infrastructure
The Infrastructure functions perform control and service activities for the businesses, including tasks relating to Group-
wide, cross-divisional resource-planning, steering and control, as well as tasks relating to risk, liquidity and capital management.
The Infrastructure functions are organized into the following areas of responsibility linked to a dedicated member of the
Management Board:
–Chief Executive Office
–Chief Financial Office
–Chief Risk Office
–Chief Operating Office
–Compliance & Anti-Financial Crime
–Chief Technology, Data and Innovation
Infrastructure also includes Communications & Corporate Social Responsibility, Chief Sustainability Office, Group Audit,
Group Governance, Legal, Global Procurement, Global Real Estate, Human Resources and Investor Relations.
Significant capital expenditures and divestitures
Information on each business segment’s significant capital expenditures and divestitures for the last three financial years has been included in the above descriptions of the corporate divisions.
Since January 1, 2023, there have been no public takeover offers by third parties with respect to Deutsche Bank’s shares.

Deutsche Bank	Operating and financial review
Annual Report 2025	Results of operations

Results of operations
Consolidated results of operations
The following discussion and analysis should be read in conjunction with the consolidated financial statements.
Condensed consolidated statement of income

in € m.				2025 increase (decrease) from 2024		2024 increase (decrease) from 2023
(unless stated otherwise)	2025	2024	2023	in € m.	in %	in € m.	in %
Net interest income	15,673	15,161	16,122	513	3	(961)	(6)
Provision for credit losses	1,707	1,830	1,505	(123)	(7)	325	22
Net interest income after provision for credit losses	13,967	13,331	14,617	636	5	(1,286)	(9)
Net commission and fee income	10,891	10,372	9,206	519	5	1,166	13
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	4,577	5,655	5,575	(1,078)	(19)	81	1
Net gains (losses) on financial assets at fair value through other comprehensive income	49	48	—	1	2	49	N/M
Net gains (losses) on financial assets at amortized cost	9	(11)	(96)	20	N/M	85	(89)
Net income (loss) from equity method investments	(6)	12	(38)	(18)	N/M	49	N/M
Other income (loss)	240	267	387	(27)	(10)	(120)	(31)
Total noninterest income	15,761	16,344	15,033	(583)	(4)	1,310	9
Memo: Total net revenues	31,434	31,504	31,155	(70)	0	349	1
Compensation and benefits	11,813	11,731	11,131	82	1	601	5
General and administrative expenses	8,860	11,243	10,112	(2,383)	(21)	1,131	11
Impairment of goodwill and other intangible assets	—	—	233	—	N/M	(233)	N/M
Restructuring activities	(15)	(3)	220	(12)	N/M	(223)	N/M
Total noninterest expenses	20,658	22,971	21,695	(2,313)	(10)	1,276	6
Profit (loss) before tax	9,069	6,703	7,955	2,366	35	(1,251)	(16)
Income tax expense (benefit)	2,255	2,223	1,503	33	1	719	48
Profit (loss)	6,814	4,481	6,452	2,333	52	(1,971)	(31)
Profit (loss) attributable to noncontrolling interests	208	139	119	69	50	19	16
Profit (loss) attributable to Deutsche Bank shareholders and additional equity components	6,606	4,342	6,332	2,264	52	(1,990)	(31)
Profit (loss) attributable to additional equity components	809	668	560	141	21	108	19
Profit (loss) attributable to Deutsche Bank shareholders	5,797	3,674	5,772	2,123	58	(2,098)	(36)
N/M – Not meaningful

Deutsche Bank	Operating and financial review
Annual Report 2025	Results of operations

Net interest income

in € m.				2025 increase (decrease) from 2024		2024 increase (decrease) from 2023
(unless stated otherwise)	2025	2024	2023	in € m.	in %	in € m.	in %
Total interest and similar income	44,440	48,996	43,546	(4,556)	(9)	5,449	13
Total interest expenses	28,766	33,835	27,424	(5,069)	(15)	6,411	23
Net interest income	15,673	15,161	16,122	513	3	(961)	(6)
Average interest- earning assets[1]	1,040,986	1,001,695	977,624	39,291	4	24,071	2
Average interest- bearing liabilities[1]	848,862	797,184	735,956	51,678	6	61,228	8
Gross interest yield[2]	4.26%	4.88%	4.44%	(0.62)ppt	(13)	0.44ppt	10
Gross interest rate paid[3]	3.38%	4.24%	3.71%	(0.86)ppt	(20)	0.53ppt	14
Net interest spread[4]	0.88%	0.65%	0.73%	0.23ppt	35	(0.08)ppt	(11)
Net interest margin[5]	1.51%	1.51%	1.65%	0.00ppt	—	(0.14)ppt	(8)
ppt – Percentage points
1Average balances for the year calculated based on month-end balances
2Gross interest yield as the average interest rate earned on average interest-earning assets
3Gross interest rate paid as the average interest rate paid on average interest-bearing liabilities
4Net interest spread as the difference between the average interest rate earned on average interest-earning assets and the average interest rate paid on average interest-
bearing liabilities
5Net interest margin as net interest income as a percentage of average interest-earning assets
2025
Net interest income was € 15.7 billion in 2025, an increase of € 513 million or 3% compared to 2024. Lower interest income on assets, mainly driven by the lower interest rate environment, was more than offset by lower interest expenses on deposits. Net interest income included no interest expenses under the Targeted Long-Term Refinancing Operation III
(TLTRO III) program in 2025, whereas 2024 included interest expenses of € 144 million under this program. Overall, the bank's net interest margin was 1.5% in 2025 and 2024.
2024
Net interest income was € 15.2 billion in 2024, down 6% compared to 2023. The decrease of € 1.0 billion was driven by higher interest paid on deposits and partly offset by higher interest revenues. Net interest income included interest expenses of € 144 million under the Targeted Long-Term Refinancing Operation III (TLTRO III) program in 2024, whereas
2023 included interest expenses of € 741 million under this program. Overall, the bank's net interest margin was 1.5% in
2024, up from 1.7% in 2023.

Deutsche Bank	Operating and financial review
Annual Report 2025	Results of operations

Net gains (losses) on financial assets/liabilities at fair value through profit or loss

in € m.				2025 increase (decrease) from 2024		2024 increase (decrease) from 2023
(unless stated otherwise)	2025	2024	2023	in € m.	in %	in € m.	in %
Trading income	4,751	5,563	5,506	(811)	(15)	56	1
Net gains (losses) on non-trading financial assets mandatory at fair value through profit or loss	160	(65)	217	225	N/M	(282)	N/M
Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss	(334)	158	(148)	(492)	N/M	306	N/M
Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	4,577	5,655	5,575	(1,078)	(19)	81	1
N/M – Not meaningful
2025
Net gains on financial assets/liabilities at fair value through profit or loss amounted to € 4.6 billion in 2025, compared to
€ 5.7 billion in 2024, reflecting a decrease of € 1.1 billion, or 19%. The decrease was primarily driven by negative impacts from interest rate hedges in Corporate & Other as well as changes in the market valuation of derivatives in the
Investment Bank. In addition, changes in valuation adjustments mainly on guaranteed funds in Asset Management, which had a corresponding offset in other income, contributed to the decrease. These effects were partly offset by increased mark-to-market impacts from hedge activities in the Corporate Bank and Private Bank.
2024
Net gains on financial assets/liabilities at fair value through profit or loss amounted to € 5.7 billion in 2024, compared to
€ 5.6 billion in 2023, reflecting an increase of € 81 million, or 1%. This increase was primarily driven by valuation adjustments primarily on guaranteed funds in Asset Management, which had a corresponding offset in other income.
Corporate & Other also recorded an increase mainly due to higher interest rate hedges. These gains are partly offset by changes in the market valuation of derivatives in the Investment Bank.

Deutsche Bank	Operating and financial review
Annual Report 2025	Results of operations

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
strategies.
In order to provide a more business focused discussion, the following table presents net interest income and net gains
(losses) on financial assets/liabilities at fair value through profit or loss by business segments.

in € m.				2025 increase (decrease) from 2024		2024 increase (decrease) from 2023
(unless stated otherwise)	2025	2024	2023	in € m.	in %	in € m.	in %
Net interest income	15,673	15,161	16,122	513	3	(961)	(6)
Total net gains (losses) on financial assets/ liabilities at fair value through profit or loss	4,577	5,655	5,575	(1,078)	(19)	81	1
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	20,250	20,816	21,697	(566)	(3)	(881)	(4)

Breakdown by business segments:[1]
Corporate Bank	4,669	4,946	5,193	(277)	(6)	(247)	(5)
Investment Bank	9,308	8,368	7,976	939	11	393	5
Private Bank	6,470	5,998	6,377	472	8	(379)	(6)
Asset Management	180	269	(11)	(89)	(33)	280	N/M
Corporate & Other	(376)	1,235	2,163	(1,611)	N/M	(928)	(43)
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	20,250	20,816	21,697	(566)	(3)	(881)	(4)
N/M – Not meaningful
Prior years’ comparatives aligned to presentation in the current year
1This breakdown reflects net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss; for a discussion of the business segments’ total revenues by product please refer to Note 04 “Business Segments and related information” of this report
2025
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss amounted to € 20.3 billion in 2025, compared to € 20.8 billion in 2024, reflecting a decrease of € 566 million, or 3%. The decrease was driven by lower net gains on financial assets/liabilities at fair value through profit or loss. The overall decrease was predominantly driven by Corporate & Other, which recorded lower results of € 1.6 billion compared to prior year, primarily driven by negative impacts from interest rate hedges. In the Corporate Bank, net interest income and net gains
(losses) decreased by € 277 million, as interest rate hedging, growth in business volumes and favorable changes in the market valuation of derivatives were more than offset by margin normalization and foreign exchange movements. Net interest income and net gains (losses) in Asset Management decreased by € 89 million, reflecting valuation adjustments primarily on guaranteed funds being offset in other income. These decreases were partially offset by the Private Bank, for which net interest income and net gains (losses) increased by € 472 million, mainly due to higher deposit volumes and increased mark-to-market impacts from hedge activities, which had a partial offsetting effect in other income. In the
Investment Bank, there was an increase of € 939 million, primarily driven by volume growth combined with stronger lending income in FIC, specifically in Foreign Exchange and Emerging Markets.
2024
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss amounted to € 20.8 billion in 2024, compared to € 21.7 billion in 2023, reflecting a decrease of € 881 million. This decrease is driven by lower net interest income. The overall decrease was predominantly driven by Corporate & Other, which recorded lower results of € 928 million compared to prior year, primarily due to lower net interest income. In the Private Bank, net interest income and net gains (losses) decreased by € 379 million mainly due to higher funding costs and hedging activities partially offset by growth in deposits and lending. In the Corporate Bank, net interest income and net gains
(losses) decreased by € 247 million primarily due to lower interest income and higher funding costs. These decreases were partially offset by the Investment Bank, which reported an increase of € 393 million primarily driven by higher net interest income partly offset by lower net gains on financial assets/liabilities mainly from a lower mark-to-market from derivatives in FIC Markets. Net interest income and net gains (losses) in Asset Management increased by € 280 million, reflecting a more favorable valuation adjustment primarily on guaranteed funds with offset in other income.

Deutsche Bank	Operating and financial review
Annual Report 2025	Results of operations

Provision for credit losses
2025
Provision for credit losses was € 1.7 billion in 2025, down from € 1.8 billion in 2024.and 35 basis points (bps) of average loans, in line with the guidance the bank provided after the third quarter. The decrease was primarily driven by lower
Stage 3 bookings, notwithstanding persistently elevated provisions for the commercial real estate sector. This was partially offset by higher Stage 1 and Stage 2 provisions resulting from model-related effects. Overall, portfolio quality remains stable.
2024
Provision for credit losses was € 1.8 billion in 2024, up from € 1.5 billion in 2023 and 38 basis points (bps) of average loans, in line with the guidance the bank provided after the third quarter. The increase was driven by cyclical events in the commercial real estate sector, certain larger corporate credit events and temporary effects following the Postbank integration. The wider portfolios performed broadly in line with expectations despite the challenging macroeconomic and interest rate environment.
The sections “Segment results of operations” and “Risk Report” provide further details on provision for credit losses.

Deutsche Bank	Operating and financial review
Annual Report 2025	Results of operations

Remaining noninterest income

in € m.				2025 increase (decrease) from 2024		2024 increase (decrease) from 2023
(unless stated otherwise)	2025	2024	2023	in € m.	in %	in € m.	in %
Net commission and fee income	10,891	10,372	9,206	519	5	1,166	13
Net gains (losses) on financial assets at fair value through other comprehensive income	49	48	—	1	2	49	N/M
Net gains (losses) on financial assets at amortized cost	9	(11)	(96)	20	N/M	85	(89)
Net income (loss) from equity method investments	(6)	12	(38)	(18)	N/M	49	N/M
Other income (loss)	240	267	387	(27)	(10)	(120)	(31)
Total remaining noninterest income	11,184	10,688	9,458	495	5	1,230	13

[1] includes:
Net commission and fees from fiduciary activities:
Commissions for administration	318	317	280	1	0	37	13
Commissions for assets under management	4,451	4,022	3,700	430	11	322	9
Commissions for other securities	494	433	441	61	14	(8)	(2)
Total	5,264	4,772	4,421	492	10	351	8
Net commissions, broker’s fees, mark-ups on securities underwriting and other securities activities:
Underwriting and advisory fees	1,771	1,669	1,105	102	6	564	51
Brokerage fees	455	455	366	(1)	0	89	24
Total	2,226	2,124	1,471	102	5	653	44
Net fees for other customer services	3,402	3,476	3,314	(74)	(2)	162	5
Total net commission and fee income	10,891	10,372	9,206	519	5	1,166	13
N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
Net commission and fee income
2025
Net commission and fee income was € 10.9 billion in 2025, an increase of € 519 million or 5% compared to 2024. The increase was mainly driven by higher performance fees and management fees from higher average assets under management, supported by positive market developments and net inflows in Asset Management as well as a strong contribution from Trade Finance & Lending, Institutional Cash Management and Trust and Agency Services businesses in the Corporate Bank. In addition, higher fee revenues in private credit lending and financing on balance sheet investment in the Investment Bank as well as higher investment revenues, mainly from discretionary portfolio mandates and partly offset by higher cards and payments costs in Private Bank, contributed to the increase.
2024
Net commission and fee income was € 10.4 billion in 2024, an increase of € 1.2 billion or 13% compared to 2023. The increase was driven by higher underwriting and advisory fees in Investment Banking & Capital Markets in the Investment
Bank and a particularly strong contribution from the Trade Finance business in the Corporate Bank. In addition, higher management fees in Asset Management from higher assets under management contributed to the increase.

Deutsche Bank	Operating and financial review
Annual Report 2025	Results of operations

Net gains (losses) on financial assets at fair value through other comprehensive income
2025
Net gains (losses) on financial assets at fair value through other comprehensive income were € 49 million in 2025 and
€ 48 million in 2024, driven by a sale of bonds and securities from the strategic liquidity reserve.
2024
Net gains (losses) on financial assets at fair value through other comprehensive income were € 48 million in 2024 and
€ (0) million in 2023, mainly driven by a sale of bonds and securities from the strategic liquidity reserve.
Net gains (losses) on financial assets at amortized cost
2025
Net gains (losses) on financial assets at amortized cost were € 9 million in 2025 compared to € (11) million in 2024, driven by derecognition of loans held at amortized cost.
2024
Net gains (losses) on financial assets at amortized cost were € (11) million in 2024 compared to € (96) million in 2023, driven by sales primarily related to the hold-to-collect portfolio.
Net income (loss) from equity method investments
2025
Net income (loss) from equity method investments was € (6) million in 2025 compared to € 12 million in 2024, a decrease of € 18 million, mainly driven by losses related to the deconsolidation of an investment, partially offset by net profit on the investments due to upward valuations.
2024
Net income (loss) from equity method investments was € 12 million in 2024 compared to € (38) million in 2023, an increase of € 49 million, mainly related to an upward valuation of the underlying loan assets in Harvest Fund
Management Company Limited.
Other income (loss)
2025
Other income (loss) was € 240 million in 2025 compared to € 267 million in 2024. The decrease was primarily related to the market movements in the hedge portfolio compared to gains in 2024 with an offset due to valuation adjustments mainly on guaranteed funds in Asset Management.
2024
Other income (loss) was € 267 million in 2024 compared to € 387 million in 2023. The decrease was primarily related to the market movements in the hedge portfolio compared to gains in 2023.

Deutsche Bank	Operating and financial review
Annual Report 2025	Results of operations

Noninterest expenses

in € m.				2025 increase (decrease) from 2024		2024 increase (decrease) from 2023
(unless stated otherwise)	2025	2024	2023	in € m.	in %	in € m.	in %
Compensation and benefits	11,813	11,731	11,131	82	1	601	5
General and administrative expenses¹	8,860	11,243	10,112	(2,383)	(21)	1,131	11
Impairment of goodwill and other intangible assets	—	—	233	—	N/M	(233)	N/M
Restructuring activities	(15)	(3)	220	(12)	N/M	(223)	N/M
Total noninterest expenses	20,658	22,971	21,695	(2,313)	(10)	1,276	6
N/M – Not meaningful

[1] includes:
Information Technology	3,504	3,610	3,755	(106)	(3)	(145)	(4)
Occupancy, furniture and equipment expenses	1,463	1,624	1,478	(161)	(10)	147	10
Regulatory, tax & insurance[2]	862	1,028	1,399	(165)	(16)	(371)	(27)
Professional services	671	763	899	(92)	(12)	(136)	(15)
Banking Services and outsourced operations	891	964	964	(73)	(8)	1	0
Market Data and Research services	410	400	374	11	3	26	7
Travel expenses	152	153	143	—	0	10	7
Marketing expenses	195	149	203	46	31	(54)	(26)
Other expenses[3]	710	2,552	899	(1,842)	(72)	1,654	184
Total general and administrative expenses	8,860	11,243	10,112	(2,383)	(21)	1,131	11
2Includes bank levy of € 148 million in 2025, € 172 million in 2024 and € 528 million in 2023
3Includes litigation related expenses of € 179 million in 2025 and € 2,035 million in 2024 and € 311 million in 2023; see Note 27 “Provisions”, for more details on litigation
Compensation and benefits
2025
Compensation and benefits increased by € 82 million or 1% to € 11.8 billion in 2025 compared to € 11.7 billion in 2024.
The increase was driven mainly by higher performance-related compensation, partially offset by lower severance costs.
2024
Compensation and benefits increased by € 601 million or 5% to € 11.7 billion in 2024 compared to € 11.1 billion in 2023.
The increase was driven mainly by higher performance-related compensation, wage growth and increases in internal workforce related to the bank’s targeted investments as part of the bank’s Global Hausbank strategy as well as higher severance costs.
General and administrative expenses
2025
General and administrative expenses decreased by € 2.4 billion, or 21%, to € 8.9 billion in 2025 compared to € 11.2 billion in 2024. The decrease was mainly driven by the non-recurrence of litigation charges related to the Postbank takeover litigation matter and the Polish FX Mortgage matters as well as the reversal of the RusChemAlliance indemnification asset which impacted the prior year. The decrease was further supported by lower bank levies, reduced depreciation on right‑of‑use assets within lease expenses, and lower information technology costs, mainly reflecting reduced vendor and
IT platform expenses.
2024
General and administrative expenses increased by € 1.1 billion, or 11%, to € 11.2 billion in 2024 compared to
€ 10.1 billion in 2023. The increase was driven by an increase in other expenses, mainly due to increased litigation charges related to the Postbank takeover litigation matter and the Polish FX Mortgage matters as well as the reversal of the RusChemAlliance indemnification asset. This was partly offset by a decrease in bank levies of € 355 million in 2024, lower fees for professional services and lower expenses in information technology, mainly relating to lower vendor costs and lower IT platform costs.

Deutsche Bank	Operating and financial review
Annual Report 2025	Results of operations

Impairment of goodwill and other intangible assets
2025
No impairment of goodwill or other intangible assets was recognized in either 2025 or 2024.
2024
Impairment of goodwill and other intangible assets was € 0 million in 2024 compared to € 233 million in 2023 relating to the impaired goodwill of Numis in the Investment Bank.
Restructuring
2025
Restructuring activities were a release of € 15 million in 2025 compared to a release of € 3 million in 2024. The development in both periods was primarily driven by Private Bank executing its strategic initiatives.
2024
Restructuring activities were a release of € 3 million in 2024 compared to charges of € 220 million in 2023. The development in both periods was primarily driven by Private Bank in the context of the execution of strategic initiatives.
Income tax expense
2025
Income tax expense was € 2.3 billion in 2025, compared to € 2.2 billion in the prior year. The effective tax rate in 2025 of
25% primarily benefited from the positive impact of the German Tax Reform and the geographical mix of income.
2024
Income tax expense was € 2.2 billion in 2024, compared to € 1.5 billion in the prior year. The effective tax rate in 2024 of
33% was mainly affected by litigation charges that are non-tax deductible.
Net profit (loss)
2025
Net profit in 2025 was € 6.8 billion, compared to € 4.5 billion in the prior year. The increase in net profit reflected a strong operational performance in 2025 and the non-recurrence of specific litigation items which negatively impacted 2024.
2024
Net profit in 2024 was € 4.5 billion, compared to € 6.5 billion in the prior year. The decrease in net profit was primarily driven by the aforementioned increase in litigation expenses and higher income tax expenses compared to 2023.

Deutsche Bank	Operating and financial review
Annual Report 2025	Results of operations

Segment results of operations
The following section is a discussion of the results of the business segments. Please refer to Note 04 “Business Segments and related information” to the consolidated financial statements for information regarding:
–Changes in the format of the bank’s segment disclosure
–The framework of the bank’s management reporting systems
Deutsche Bank’s segment reporting follows the organizational structure as reflected in the Group’s internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to them. The segmentation is based on the structure of the Group as of December 31, 2025. Prior year’s comparatives were aligned to the presentation in the current year.

	2025
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Net revenues[1]	7,400	11,541	9,665	3,077	(249)	31,434
Provision for credit losses	194	827	578	(2)	108	1,707
Noninterest expenses
Compensation and benefits	1,632	2,894	2,795	952	3,541	11,813
General and administrative expenses	2,971	3,782	3,958	871	(2,721)	8,860
Impairment of goodwill and other intangible assets	—	—	—	—	—	—
Restructuring activities	—	—	(15)	—	—	(15)
Total noninterest expenses	4,603	6,675	6,738	1,823	819	20,658
Noncontrolling interests	—	16	—	272	(289)	—
Profit (loss) before tax	2,603	4,022	2,348	983	(887)	9,069

Assets (in € bn)[2]	323	736	316	11	54	1,440
Loans (gross of allowance for loan losses, in € bn)	120	115	247	—	3	484
Additions to non-current assets	14	6	65	20	1,938	2,042
Deposits (in € bn)	329	28	329	—	8	695
Average allocated shareholders' equity	12,199	23,967	14,763	5,218[3]	12,396	68,543

Risk-weighted assets (in € bn)	72	136	92	16	31	347
of which: operational risk RWA (in € bn)[4]	11	18	15	5	14	63
Leverage exposure (in € bn)	358	602	326	10	32	1,327
Employees (full-time equivalent)	27,320	20,592	35,443	5,425	1,099	89,879

Post-tax return on average shareholders’ equity[5,6]	14.1%	10.8%	10.1%	12.9%	N/M	8.5%
Post-tax return on average tangible shareholders’ equity[5,6]	15.3%	11.2%	10.5%	29.1%	N/M	9.4%
Cost/income ratio[7]	62.2%	57.8%	69.7%	59.3%	N/M	65.7%

[1] includes:
Net interest income	4,567	4,681	6,169	24	231	15,673
Net income (loss) from equity method investments	4	(69)	4	52	3	(6)
[2] includes:
Equity method investments	101	264	102	453	5	924
N/M – Not meaningful
3 Starting from the fourth quarter 2025, the equity allocation framework for Asset Management has been updated. For more information, please refer to section “Note 04 -
Business segments and related information” of this report
4 Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. For more information, please refer to section “Note 4 - Business segments and related information” of this report
5 Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Note 04 - Business segments and related information” of this report
6 Post-tax return on average shareholders’ equity and average tangible shareholders’ equity at the Group level reflect the reported effective tax rate for the Group, which was 25% for the year ended December 31, 2025; for post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the
Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the year ended December 31, 2025; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report
7Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income

Deutsche Bank	Operating and financial review
Annual Report 2025	Results of operations

	2024
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Net revenues[1]	7,506	10,557	9,386	2,649	1,406	31,504
Provision for credit losses	347	549	851	(1)	83	1,830
Noninterest expenses
Compensation and benefits	1,611	2,690	2,938	919	3,574	11,731
General and administrative expenses	3,448	3,970	4,395	904	(1,474)	11,243
Impairment of goodwill and other intangible assets	—	—	—	—	—	—
Restructuring activities	(1)	—	(3)	—	—	(3)
Total noninterest expenses	5,058	6,660	7,331	1,823	2,100	22,971
Noncontrolling interests	—	5	—	194	(199)	—
Profit (loss) before tax	2,101	3,344	1,204	632	(577)	6,703

Assets (in € bn)[2]	280	756	324	11	21	1,391
Loans (gross of allowance for loan losses, in € bn)	117	110	257	—	5	490
Additions to non-current assets	12	3	160	30	1,886	2,091
Deposits (in € bn)	313	22	320	—	13	668
Average allocated shareholders' equity	11,681	23,631	13,995	5,329	11,717	66,353

Risk-weighted assets (in € bn)	78	130	97	18	34	357
of which: operational risk RWA (in € bn)[3]	11	15	14	5	13	58
Leverage exposure (in € bn)	339	593	336	10	38	1,316
Employees (full-time equivalent)	26,280	20,065	37,059	5,166	1,183	89,753

Post-tax return on average shareholders’ equity[4,5]	11.9%	9.1%	5.1%	8.0%	N/M	5.5%
Post-tax return on average tangible shareholders’ equity[4,5]	12.7%	9.4%	5.1%	18.0%	N/M	6.2%
Cost/income ratio[6]	67.4%	63.1%	78.1%	68.8%	N/M	72.9%

[1] includes:
Net interest income	4,987	3,372	5,786	25	991	15,161
Net income (loss) from equity method investments	(1)	(46)	21	36	2	12
[2] includes:
Equity method investments	90	379	102	451	6	1,028
N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
3Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. Prior periods have been updated accordingly. For more information, please refer to section “Note 04 - Business segments and related information” of this report
4Starting from the first quarter of 2024, the equity allocation framework has been updated. Prior periods have been updated accordingly. For more information, please refer to section “Note 04 - Business segments and related information” of this report
5The post-tax return on average shareholders’ equity and average tangible shareholders’ equity at the Group level reflects the reported effective tax rate for the Group, which was 33% for the year ended December 31, 2024; for the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were
28% for the year ended December 31, 2024; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report
6 Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income

Deutsche Bank	Operating and financial review
Annual Report 2025	Results of operations

	2023
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Net revenues[1]	7,718	9,160	9,571	2,383	2,324	31,155
Provision for credit losses	266	431	783	(1)	26	1,505
Noninterest expenses
Compensation and benefits	1,539	2,534	2,808	891	3,358	11,131
General and administrative expenses	3,088	4,082	4,718	934	(2,710)	10,112
Impairment of goodwill and other intangible assets	—	233	—	—	—	233
Restructuring activities	(4)	(3)	228	—	(1)	220
Total noninterest expenses	4,623	6,846	7,755	1,825	647	21,695
Noncontrolling interests	—	3	—	163	(166)	—
Profit (loss) before tax	2,828	1,880	1,032	396	1,817	7,955

Assets (in € bn)[2]	264	658	331	10	54	1,317
Loans (gross of allowance for loan losses, in € bn)	117	101	261	—	6	485
Additions to non-current assets	13	89	90	73	1,853	2,118
Deposits (in € bn)	289	18	308	—	10	625
Average allocated shareholders' equity	11,280	22,953	13,681	5,103	10,132	63,149

Risk-weighted assets (in € bn)	69	140	86	15	40	350
of which: operational risk RWA (in € bn)[3]	6	22	8	3	19	57
Leverage exposure (in € bn)	307	546	339	10	39	1,240
Employees (full-time equivalent)	25,356	19,899	38,465	4,961	1,449	90,130

Post-tax return on average shareholders’ equity[4,5]	17.1%	4.9%	4.5%	5.2%	N/M	9.1%
Post-tax return on average tangible shareholders’ equity[4,5]	18.5%	5.1%	4.8%	12.2%	N/M	10.2%
Cost/income ratio[6]	59.9%	74.7%	81.0%	76.6%	N/M	69.6%

[1] includes:
Net interest income	5,241	2,887	6,156	(124)	1,963	16,122
Net income (loss) from equity method investments	(6)	(70)	(5)	42	2	(38)
[2] includes:
Equity method investments	91	413	84	420	5	1,013
N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
3Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. Prior periods have been updated accordingly. For more information, please refer to section “Note 04 - Business segments and related information” of this report
4Starting from the first quarter of 2024, the equity allocation framework has been updated. Prior periods have been updated accordingly. For more information, please refer to section “Note 04 - Business segments and related information” of this report
5The post-tax return on average shareholders’ equity and average tangible shareholders’ equity at the Group level reflects the reported effective tax rate for the Group, which was 19% for the year ended December 31, 2023; for the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were
28% for the year ended December 31, 2023; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report
6Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income

Deutsche Bank	Operating and financial review
Annual Report 2025	Results of operations

Corporate Bank

				2025 increase (decrease) from 2024		2024 increase (decrease) from 2023
in € m. (unless stated otherwise)	2025	2024	2023	in € m.	in %	in € m.	in %
Net revenues
Corporate Treasury Services1	4,220	4,197	4,381	23	1	(184)	(4)
Institutional Client Services	1,917	1,956	1,895	(39)	(2)	62	3
Business Banking1	1,263	1,352	1,442	(90)	(7)	(90)	(6)
Total net revenues	7,400	7,506	7,718	(106)	(1)	(212)	(3)
Of which:
Net interest income2	4,567	4,987	5,241	(419)	(8)	(254)	(5)
Net commission and fee income2	2,704	2,577	2,460	127	5	118	5
Remaining income2	129	(58)	18	186	N/M	(75)	N/M
Provision for credit losses	194	347	266	(153)	(44)	81	30
Noninterest expenses
Compensation and benefits	1,632	1,611	1,539	21	1	72	5
General and administrative expenses	2,971	3,448	3,088	(477)	(14)	359	12
Impairment of goodwill and other intangible assets	—	—	—	—	N/M	—	N/M
Restructuring activities	—	(1)	(4)	1	N/M	4	N/M
Total noninterest expenses	4,603	5,058	4,623	(455)	(9)	435	9
Noncontrolling interests	—	—	—	—	N/M	—	N/M
Profit (loss) before tax	2,603	2,101	2,828	502	24	(728)	(26)

Employees (front office, full-time equivalent)[3]	8,420	7,959	7,670	461	6	289	4
Employees (business-aligned operations, full- time equivalent)[3]	8,181	8,171	8,017	10	0	154	2
Employees (allocated central infrastructure, full-time equivalent)[3]	10,719	10,150	9,669	569	6	481	5
Total employees (full-time equivalent)[3]	27,320	26,280	25,356	1,040	4	924	4
Total assets (in € bn)[3,4]	323	280	264	44	16	16	6
Risk-weighted assets (in € bn)[3]	72	78	69	(6)	(8)	9	13
of which: operational risk RWA (in € bn)[3,5]	11	11	6	—	1	5	94
Leverage exposure (in € bn)[3]	358	339	307	18	5	33	11
Deposits (in € bn)[3]	329	313	289	17	5	23	8
Loans (gross of allowance for loan losses, in € bn)[3]	120	117	117	3	2	—	0
Cost/income ratio[6]	62.2%	67.4%	59.9%	(5.2)ppt	N/M	7.5ppt	N/M
Post-tax return on average shareholders' equity[7,8]	14.1%	11.9%	17.1%	2.2ppt	N/M	(5.2)ppt	N/M
Post-tax return on average tangible shareholders’ equity[7,8]	15.3%	12.7%	18.5%	2.6ppt	N/M	(5.8)ppt	N/M
N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1Starting from the first quarter of 2025, certain smaller non-complex clients previously recorded under Corporate Treasury Services are reported under Business Banking.
The reclassification follows a review and realignment of client coverage to provide clients with the most effective coverage within the Corporate Bank. Prior year’s comparatives are presented in the current reporting structure
2Starting from the first quarter of 2025, the representation of revenue sharing between Corporate Bank and Investment Bank has changed. For more information, please refer to section “Note 04 - Business segments and related information” of this report
3 As of year-end
4Segment assets are presented on a consolidated basis, i.e., the amounts do not include intersegment balances
5Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. For more information, please refer to section “Note 04 - Business segments and related information” of this report
6Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
7Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Note 04 - Business segments and related information” of this report
8For the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the years 2025, 2024 and 2023; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report

Deutsche Bank	Operating and financial review
Annual Report 2025	Results of operations

2025
Profit before tax was € 2.6 billion in 2025, up by 24% from 2024, primarily driven by lower noninterest expenses and lower provision for credit losses, partly offset by lower revenues. Post-tax return on average shareholders’ equity was
14.1%, up from 11.9% in the prior year, and post-tax return on average tangible shareholders’ equity was 15.3%, up from
12.7% in the prior year. The cost/income ratio was 62%, down from 67% in 2024.
Net revenues were € 7.4 billion, 1% lower year on year as impacts from interest hedging, growth in business volumes and net commission and fee income was more than offset by margin normalization and foreign exchange movements.
Corporate Treasury Services revenues were € 4.2 billion, up 1% year on year, as positive effects from interest hedging, higher deposit volumes and growth in net commission and fee income were offset by lower deposit margins. Institutional
Client Services revenues declined by 2% year on year to € 1.9 billion, mainly driven by lower deposit volume in
Institutional Cash Management. Business Banking revenues were € 1.3 billion, down 7% year on year, driven by the normalization of deposit margins, partly offset by growth in net commission and fee income.
Provision for credit losses was € 194 million in 2025, or 17 basis points of average loans, down from € 347 million in the last year, driven by lower Stage 3 provisions and a smaller decline in Stage 1 and 2 mainly reflecting model releases.
Noninterest expenses were € 4.6 billion, down 9% driven by lower nonoperating expenses, while adjusted costs remained flat year on year at € 4.6 billion.
2024
Profit before tax was € 2.1 billion in 2024, down by € 2.8 billion from 2023, primarily driven by higher noninterest expenses. Post-tax return on average shareholders’ equity was 11.9%, down from 17.1% in the prior year, and post-tax return on average tangible shareholders’ equity was 12.7%, down from 18.5% in the prior year. The cost/income ratio was
67%, up from 60% in 2023.
Net revenues were € 7.5 billion, 3% lower year on year as the normalization of deposit margins was mostly offset by higher deposit volumes and growth in net commission and fee income. Corporate Treasury Services revenues were € 4.2 billion, down 4% year on year, driven by lower deposit margins mostly offset by higher deposit volumes and growth in net commission and fee income. Institutional Client Services revenues rose 3% year on year to € 2.0 billion, driven by growth in Securities Services and Trust and Agency Services. Business Banking revenues were € 1.4 billion, down 6% year on year, driven by the normalization of deposit margins.
Provision for credit losses was € 347 million in 2024, or 30 basis points of average loans, up from € 266 million, in the last year, mainly driven by certain larger corporate credit events.
Noninterest expenses were € 5.1 billion, up 9% year on year, driven by a litigation item, while adjusted costs rose 2% year on year to € 4.6 billion driven by higher internal service cost allocations and front office investments.

Deutsche Bank	Operating and financial review
Annual Report 2025	Results of operations

Investment Bank

				2025 increase (decrease) from 2024		2024 increase (decrease) from 2023
in € m. (unless stated otherwise)	2025	2024	2023	in € m.	in %	in € m.	in %
Net revenues
Fixed Income & Currencies (FIC)	9,610	8,518	7,897	1,092	13	621	8
Fixed Income & Currencies: Financing	3,561	3,183	2,909	377	12	275	9
Fixed Income & Currencies: Markets[1]	6,050	5,335	4,989	715	13	346	7
Investment Banking & Capital Markets[2]	1,861	1,990	1,238	(129)	(6)	752	61
Debt Origination	1,100	1,274	837	(174)	(14)	437	52
Equity Origination	225	186	102	39	21	83	82
Advisory	536	531	299	5	1	232	77
Research and Other[3]	70	49	24	20	41	25	102
Total net revenues[4]	11,541	10,557	9,160	984	9	1,398	15
Provision for credit losses	827	549	431	278	51	119	28
Noninterest expenses
Compensation and benefits	2,894	2,690	2,534	204	8	156	6
General and administrative expenses	3,782	3,970	4,082	(188)	(5)	(112)	(3)
Impairment of goodwill and other intangible assets	—	—	233	—	N/M	(233)	N/M
Restructuring activities	—	—	(3)	—	38	3	N/M
Total noninterest expenses	6,675	6,660	6,846	15	0	(186)	(3)
Noncontrolling interests	16	5	3	12	N/M	2	52
Profit (loss) before tax	4,022	3,344	1,880	679	20	1,463	78

Employees (front office, full-time equivalent)[5]	5,037	4,888	4,856	149	3	32	1
Employees (business-aligned operations, full- time equivalent)[5]	3,151	3,168	3,146	(17)	(1)	22	1
Employees (allocated central infrastructure, full-time equivalent)[5]	12,404	12,009	11,898	395	3	111	1
Total employees (full-time equivalent)[5]	20,592	20,065	19,899	527	3	166	1
Total assets (in € bn)[5,6]	736	756	658	(20)	(3)	98	15
Risk-weighted assets (in € bn)[5]	136	130	140	7	5	(10)	(7)
of which: operational risk RWA (in € bn)[5,7]	18	15	22	3	21	(7)	(32)
Leverage exposure (in € bn)[5]	602	593	546	10	2	46	8
Deposits (in € bn)[5]	28	22	18	6	26	4	23
Loans (gross of allowance for loan losses, in € bn)[5]	115	110	101	5	5	9	9
Cost/income ratio[8]	57.8%	63.1%	74.7%	(5.2)ppt	N/M	(11.7)ppt	N/M
Post-tax return on average shareholders’ equity[9,10]	10.8%	9.1%	4.9%	1.7ppt	N/M	4.2ppt	N/M
Post-tax return on average tangible shareholders’ equity[9,10]	11.2%	9.4%	5.1%	1.8ppt	N/M	4.3ppt	N/M
N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1Starting from the fourth quarter of 2025, the additional sub-category “Fixed Income & Currencies: Ex Financing“ within Fixed Income & Currencies (FIC) was renamed to
“Fixed Income & Currencies: Markets“
2 Starting from the fourth quarter of 2025, Deutsche Bank renamed “Origination & Advisory” within the Investment Bank to “Investment Banking & Capital Markets”
3Historically, certain bank funding charges that were allocated to the Investment Bank but not directly attributable to specific balance sheet positions were reported within “Research and Other”. Beginning the third quarter of 2025 these charges have been allocated to underlying businesses based on an agreed allocation key in order to support ongoing refinement of business level reporting. Prior year’s comparatives are aligned to presentation in the current year
4Starting from the first quarter of 2025, the representation of revenue sharing between Corporate Bank and Investment Bank has changed. For more information, please refer to section “Note 04 - Business segments and related information” of this report
5As of year-end
6Segment assets are presented on a consolidated basis, i.e., the amounts do not include intersegment balances
7 Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. For more information, please refer to section “Note 04 - Business segments and related information” of this report
8Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
9 Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Note 04 - Business segments and related information” of this report
7For the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the years 2025, 2024 and 2023; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report

Deutsche Bank	Operating and financial review
Annual Report 2025	Results of operations

2025
Profit before tax was € 4.0 billion in 2025, up by 20% year on year, with revenue growth of € 1.1 billion driven by Fixed
Income & Currencies (FIC), with Investment Banking & Capital Markets (IBCM) slightly lower. Post-tax return on average shareholders’ equity was 10.8%, up from 9.1% in 2024, and post-tax return on average tangible shareholders’ equity was
11.2%, up from 9.4%. The cost/income ratio was 58%, down from 63% in 2024.
Net revenues were € 11.5 billion, 9% higher year on year reflecting strength in FIC. FIC Markets revenues were
€ 6.0 billion, an increase of 13% year on year, benefiting from strength across products, but primarily Rates and Foreign
Exchange driven by heightened client activity and strong risk management in volatile markets. FIC Financing revenues grew 12% to € 3.6 billion, reflecting targeted balance sheet investment. IBCM revenues were down (6)% year on year to
€ 1.9 billion driven by Debt Origination, which included the impact of a loss on a specific loan in Leveraged Debt Capital
Markets in the first quarter of 2025, with Equity Origination and Advisory improving year on year.
Provision for credit losses was € 827 million in the year, or 74 basis points of average loans, and significantly increased from € 549 million in the prior year, reflecting increased Stage 1 and 2 provisions and a smaller increase in Stage 3, all impacting the commercial real estate (CRE) portfolio.
Noninterest expenses and adjusted costs were essentially flat at € 6.7 billion and € 6.6 billion compared to 2024, with the cost of strategic growth initiatives and inflation offset by lower nonoperating costs and infrastructure allocations.
2024
Profit before tax was € 3.3 billion in 2024, up by 78% year on year, with growth across both Fixed Income & Currencies
(FIC) and Investment Banking & Capital Markets revenues, combined with the non-repeat of a goodwill impairment in
2023, partially offset by higher provision for credit losses in 2024. Post-tax return on average shareholders’ equity was
9.1%, up from 4.9% in 2023, and post-tax return on average tangible shareholders’ equity was 9.4%, up from 5.1% The cost/income ratio was 63%, down from 75% in 2023.
Net revenues were € 10.6 billion, 15% higher year on year reflecting market share gains in a growing Investment Banking
& Capital Markets fee pool, as well as strength in FIC. FIC Markets revenues were € 5.3 billion, an increase of 7% year on year benefiting from strength in Credit Trading and increased client engagement more broadly. FIC Financing revenues grew 9% to € 3.2 billion, driven by both increased net interest income and higher commission and fees. Investment
Banking & Capital Markets revenues rose 61% year on year to € 2.0 billion primary due to increasing market share by around 50 basis points, combined with industry fee pool growth during the year (source: Dealogic).Provision for credit losses was € 549 million in the year, or 52 basis points of average loans, and significantly higher year on year, reflecting increased Stage 3 provisions, primarily in CRE.
Noninterest expenses were € 6.7 billion in 2024 down 3% year on year, mainly reflecting the non-repeat of a goodwill impairment in 2023. Adjusted costs were essentially flat at € 6.4 billion, with the full year impact of strategic investments in the second half of 2023 and adverse FX impact largely offset by a reduction in bank levies.

Deutsche Bank	Operating and financial review
Annual Report 2025	Results of operations

Private Bank

				2025 increase (decrease) from 2024		2024 increase (decrease) from 2023
in € m. (unless stated otherwise)	2025	2024	2023	in € m.	in %	in € m.	in %
Net revenues:
Personal Banking[1]	5,284	5,253	5,442	31	1	(190)	(3)
Wealth Management[1,2]	4,381	4,133	4,128	248	6	5	0
Total net revenues	9,665	9,386	9,571	279	3	(185)	(2)
of which:
Net interest income	6,169	5,786	6,156	383	7	(370)	(6)
Net commission and fee income	2,999	2,956	2,852	43	1	104	4
Remaining income	497	643	563	(146)	(23)	80	14
Provision for credit losses	578	851	783	(273)	(32)	68	9
Noninterest expenses:
Compensation and benefits	2,795	2,938	2,808	(143)	(5)	130	5
General and administrative expenses	3,958	4,395	4,718	(438)	(10)	(323)	(7)
Impairment of goodwill and other intangible assets	—	—	—	—	N/M	—	N/M
Restructuring activities	(15)	(3)	228	(12)	N/M	(231)	N/M
Total noninterest expenses	6,738	7,331	7,755	(593)	(8)	(424)	(5)
Noncontrolling interests	—	—	—	—	45	—	(45)
Profit (loss) before tax	2,348	1,204	1,032	1,144	95	172	17

Employees (front office, full-time equivalent)[3]	15,840	17,053	18,483	(1,213)	(7)	(1,430)	(8)
Employees (business-aligned operations, full- time equivalent)[3]	7,497	7,842	7,780	(345)	(4)	62	1
Employees (allocated central infrastructure, full- time equivalent)[3]	12,106	12,164	12,202	(58)	N/M	(38)	0
Total employees (full-time equivalent)[3]	35,443	37,059	38,465	(1,616)	(4)	(1,406)	(4)
Total assets (in € bn)[3,4]	316	324	331	(8)	(2)	(7)	(2)
Risk-weighted assets (in € bn)[3]	92	97	86	(5)	(5)	11	13
of which: operational risk RWA (in € bn)[3,5]	15	14	8	—	2	7	89
Leverage exposure (in € bn)[3]	326	336	339	(10)	(3)	(2)	(1)
Deposits (in € bn)[2]	329	320	308	9	3	13	4
Loans (gross of allowance for loan losses, in € bn)[3]	247	257	261	(11)	(4)	(4)	(1)
Assets under Management (in € bn)[3,6]	685	634	579	51	8	55	9
Net flows (in € bn)	27	29	23	(2)	(7)	6	26
Cost/income ratio[7]	69.7%	78.1%	81.0%	(8.4)ppt	N/M	(2.9)ppt	N/M
Post-tax return on average shareholders' equity[8,9]	10.1%	5.1%	4.5%	5.1ppt	N/M	0.5ppt	N/M
Post-tax return on average tangible shareholders’ equity[8,9]	10.5%	5.1%	4.8%	5.4ppt	N/M	0.3ppt	N/M
N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1 Starting from the first quarter of 2025, a portion of certain European Personal Banking clients have been transferred to the Wealth Management segment. This change reflects adjustments in the Private Bank client's classification to better align financial reporting with the underlying business structure. Prior year’s comparatives are presented in the current reporting structure
2Starting from the fourth quarter of 2025, the Private Bank renamed “Wealth Management & Private Banking” to “Wealth Management”
3As of year-end
4Segment assets are presented on a consolidated basis, i.e., the amounts do not include intersegment balances
5Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. For more information, please refer to section “Note 04 - Business segments and related information” of this report
6Assets under Management include assets held on behalf of customers for investment purposes and/or client assets that are advised or managed by Deutsche Bank. They are managed on a discretionary or advisory basis or are deposited with the bank. Deposits are considered Assets under Management if they serve investment purposes. In
Personal Banking, this includes Term deposits and Savings deposits. In Wealth Management (excl. Business Banking), it is assumed that all customer deposits are held with the bank primarily for investment purposes and accordingly are classified as Assets under Management. In instances in which the Private Bank distributes investment products qualifying as Assets under Management which are managed by DWS, these assets are reported as Assets under Management for Private Bank and for Asset
Management (DWS) because they are two distinct, independent qualifying services
7Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
8Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Note 04 - Business segments and related information” of this report
9For the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the years 2025, 2024 and 2023; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report

Deutsche Bank	Operating and financial review
Annual Report 2025	Results of operations

2025
Private Bank reported a profit before tax of € 2.3 billion in 2025, up € 1.1 billion or 95%, year on year mainly reflecting lower noninterest expenses as well as significantly lower credit loss provisions. Post-tax return on average shareholders’
equity was 10.1% compared to 5.1% in 2024, while post-tax return on average tangible shareholders’ equity increased to
10.5%. The cost/income ratio of 70% improved compared to 78% in the prior year.
Net revenues were € 9.7 billion in 2025, up 3% year on year, driven by higher deposit and investment product revenues, which were partially offset by lower revenues from other banking services. Lending revenues remained essentially flat.
In Personal Banking, net revenues were essentially flat year on year at € 5.3 billion in 2025, reflecting higher deposit and investment product revenues. These developments were offset by slightly lower revenues from lending in line with the strategic decision to focus on value-accretive products as well as lower revenues from other banking services in 2025.
In Wealth Management, net revenues grew by 6% year on year to € 4.4 billion in 2025, reflecting higher investment product, as well as deposit revenues. Prior year deposit revenues included certain hedging costs.
Provision for credit losses was € 578 million, or 23 basis points of average loans, compared to 33 basis points of average loans in the prior year. This development mainly reflects benefits from model updates this year, while the prior year was impacted by continued elevated transitory effects from Postbank integration.
Noninterest expenses were € 6.7 billion in 2025, 8% lower year on year. Adjusted costs decreased by 5% to € 6.6 billion, and nonoperating costs were significantly lower. Positive impacts from transformation initiatives including workforce reductions and the closure of 126 branches in 2025, as well as significantly lower deposit protection costs, were partly offset by inflationary impacts.
Assets under Management were € 685 billion at year end 2025, € 51 billion higher year on year, including € 27 billion of net inflows and € 30 billion positive market movements, partially offset by € 16 billion of negative foreign exchange movements.
2024
Private Bank reported a profit before tax of € 1.2 billion in 2024, up € 172 million or 17% year on year reflecting slightly lower noninterest expenses. Post-tax return on average shareholders’ equity increased to 5.1% compared to 4.5% in 2023 while post-tax return on average tangible shareholders’ equity improved to 5.1% from 4.8%. The cost/income ratio of
78%, improved from 81% in the prior year.
Net revenues were € 9.4 billion in 2024, down 2% year on year. Net interest income declined by 6% in an environment of normalizing interest rates; this was partly offset by growth in investment products, reflecting the Private Bank’s strategy of growing noninterest income.
In Personal Banking, net revenues were down 3% year on year to € 5.3 billion in 2024, reflecting continued higher funding costs, including the impact from minimum reserves and higher Group neutral central treasury allocation to the segment.
These impacts were partly offset by growth in deposit revenues during 2024.
In Wealth Management, net revenues remained essentially flat at € 4.1 billion in 2024. Higher investment product revenues, as well as slightly higher lending revenues, were offset by lower deposit revenues including certain hedging costs to the business.
Provision for credit losses was € 851 million compared to € 783 million, or 33 basis points of average loans, compared to
30 basis points of average loans in the prior year. The increase mainly reflected the continued elevated transitory effects from Postbank integration. Overall, the quality of the segment’s portfolios remains very solid.
Noninterest expenses were € 7.3 billion in 2024, down 5% year on year including significantly lower restructuring cost and the non-recurrence of provisions for individual litigation cases. The improvement in adjusted costs by 4% to
€ 7.0 billion in 2024 reflected normalized investment spend and positive impacts from transformation initiatives including workforce reductions and the closure of 125 branches in 2024, as well as lower regulatory costs, partially offset by inflation impacts.
Assets under Management were € 634.2 billion at year end 2024, up € 54.8 billion in the year. The increase was mainly supported by net inflows of € 28.9 billion, as well as € 20.0 billion positive market movements, and € 9.0 billion of positive foreign exchange movements.

Deutsche Bank	Operating and financial review
Annual Report 2025	Results of operations

Asset Management

				2025 increase (decrease) from 2024		2024 increase (decrease) from 2023
in € m. (unless stated otherwise)	2025	2024	2023	in € m.	in %	in € m.	in %
Net revenues
Management fees	2,597	2,479	2,314	119	5	164	7
Performance and transaction fees	318	148	128	170	115	20	16
Other	162	23	(59)	139	N/M	82	N/M
Total net revenues	3,077	2,649	2,383	427	16	267	11
Provision for credit losses	(2)	(1)	(1)	(1)	172	—	(23)
Noninterest expenses
Compensation and benefits	952	919	891	33	4	28	3
General and administrative expenses	871	904	934	(34)	(4)	(29)	(3)
Impairment of goodwill and other intangible assets	—	—	—	—	N/M	—	N/M
Restructuring activities	—	—	—	—	N/M	—	N/M
Total noninterest expenses	1,823	1,823	1,825	—	0	(1)	0
Noncontrolling interests	272	194	163	78	40	32	20
Profit (loss) before tax	983	632	396	350	55	236	60

Employees (front office, full-time equivalent)[1]	2,103	2,065	2,044	38	2	21	1
Employees (business-aligned operations, full- time equivalent)[1]	2,732	2,510	2,343	222	9	167	7
Employees (allocated central infrastructure, full-time equivalent)[1]	590	591	574	(1)	0	17	3
Total employees (full-time equivalent)[1]	5,425	5,166	4,961	259	5	205	4
Total assets (in € bn)[1,2]	11	11	10	—	2	—	2
Risk-weighted assets (in € bn)[1]	16	18	15	(3)	(16)	3	22
of which: operational risk RWA (in € bn)[1,3]	5	5	3	1	13	1	35
Leverage exposure (in € bn)[1]	10	10	10	—	1	—	4
Assets under Management (in € bn)[1,4]	1,085	1,012	896	73	7	115	13
Net flows (in € bn)	51	26	28	25	98	(3)	(9)
Cost/income ratio[5]	59.26%	68.81%	76.57%	(9.6)ppt	N/M	(7.8)ppt	N/M
Post-tax return on average shareholders' equity[6,7]	12.93%	8.03%	5.16%	4.9ppt	N/M	2.9ppt	N/M
Post-tax return on average tangible shareholders’ equity[6,7]	29.1%[8]	18.0%	12.2%	11.0ppt	N/M	5.8ppt	N/M
N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1As of year-end
2Segment assets are presented on a consolidated basis, i.e., the amounts do not include intersegment balances
3Starting from the first quarter of 2024 the allocation of operational risk RWA has changed. For more information, please refer to section “Note 04 - Business segments and related information” of this report
4Assets under Management (AuM) means assets (i) the segment manages on a discretionary or non-discretionary advisory basis; including where it is the management company and portfolio management is outsourced to a third party; and (ii) a third party holds or manages and on which the segment provides, on the basis of contract, advice of an ongoing nature including regular or periodic assessment, monitoring and/or review. AuM represent both collective investments (including mutual funds and exchange-traded funds) and separate client mandates. AuM are measured at current market value based on the local regulatory rules for asset managers at each reporting date, which might differ from the fair value rules applicable under IFRS. Measurable levels are available daily for most retail products but may only update monthly, quarterly or even yearly for some products. While AuM do not include the segment’s investments accounted for under equity method, they do include seed capital and any committed capital on which the segment earns management fees. In instances in which Private Bank distributes investment products qualifying as Assets under Management which are managed by DWS, these assets are reported as Assets under Management for Private Bank and for Asset Management (DWS) because they are two distinct, independent qualifying services
5Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
6Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Note 04 - Business segments and related information” of this report
7For the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the years 2025, 2024 and 2023; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report
8 Starting from the fourth quarter 2025 the equity allocation framework for Asset Management has been updated. For more information, please refer to section “Note 04 -
Business segments and related information” of this report

Deutsche Bank	Operating and financial review
Annual Report 2025	Results of operations

2025
Profit before tax was € 983 million, up 55% from 2024, mainly driven by higher revenues and stable noninterest expenses.
Post-tax return on average shareholders’ equity was 12.9%, up from 8.0% in the prior year. Post-tax return on average tangible shareholders’ equity was 29.1%, up from 18.0% in the prior year. The cost/income ratio was 59%, down from 69%
in 2024.
Net revenues in 2025 were € 3.1 billion, up 16% compared to 2024. Management fees were € 2.6 billion, up 5% year on year, driven by increasing average assets under management predominately in Passive products. Performance and transaction fees increased significantly by 115% to € 318 million, driven primarily by higher performance fees from
Alternative investments, in particular infrastructure strategies. Other revenues increased by € 139 million to € 162 million driven by favorable valuations of guaranteed products and higher investment income.
Noninterest expenses were € 1.8 billion in 2025, essentially flat year on year as higher compensation and benefits costs were more than offset by lower general and administration expenses driven by lower transformation charges. Adjusted costs increased by 1% to € 1.8 billion, mainly due to higher severance and litigation costs attributable to the prior year.
Assets under Management increased by € 73 billion, or 7%, to € 1,085 billion during 2025, driven by positive market impact and net inflows, partly offset by negative foreign exchange effects.
Net flows were positive € 51 billion, primarily driven by net inflows in Passive, Cash, Systematic & Quantitative
Investments (SQI) and Alternatives products, partly offset by net outflows in Equity, Advisory Services and Multi Asset products.
The following table provides the development of assets under management during 2025, broken down by product type as well as the respective management fee margins:

in € bn.	Active Equity	Active Fixed Income	Active Multi Asset	Active SQI	Passive	Alternative s	Active Cash	Advisory Services	Assets under Management
Balance as of December 31, 2024	111	213	54	77	335	110	93	18	1,012
Inflows	13	36	6	15	137	14	770	4	995
Outflows	(16)	(36)	(8)	(11)	(104)	(12)	(750)	(7)	(944)
Net Flows	(3)	—	(2)	4	33	2	20	(3)	51
FX impact	(2)	(13)	(1)	(1)	(24)	(7)	(8)	—	(55)
Performance	11	6	2	2	52	3	1	—	77
Other	—	3	—	(2)	—	(—)	—	1	—
Balance as of December 31, 2025	117	209	54	80	395	108	106	16	1,085
Management fee margin (in bps)	69	11	40	33	16	46	6	4	25
From 2025, “Advisory Services” is presented as a separate asset class. Prior year’s comparatives aligned to presentation in the current year

Deutsche Bank	Operating and financial review
Annual Report 2025	Results of operations

2024
Profit before tax was € 632 million, up 60%, from 2023, mainly driven by higher revenues and stable noninterest expenses. Post-tax return on average shareholders’ equity was 8.0%, up from 5.2% in the prior year. Post-tax return on average tangible shareholders’ equity was 18.0%, up from 12.2% in the prior year. The cost/income ratio was 69%, down from 77% in 2023.
Net revenues in 2024 were € 2.6 billion, up 11% compared to 2023. Management fees were € 2.5 billion, up 7% year on year, driven by Active and Passive products from higher average assets under management. Performance and transaction fees increased by 16% to € 148 million, predominately driven by a significant Multi Asset performance fee. Other revenues increased by € 82 million to € 23 million driven by lower treasury funding charges, partly offset by unfavorable outcome of fair value of guarantees.
Noninterest expenses were € 1.8 billion in 2024, essentially flat year on year. Adjusted costs increased by 1%, mainly due to higher compensation and benefits, variable compensation and increasing number of employees, as well as higher banking servicing costs driven by a rise in assets under management, partly offset by lower IT costs and professional services fees from adopting an amended approach to the platform transformation. Non-operating costs were significantly lower due to lower litigation costs and severance payments compared to 2023.
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
Assets under Management increased by € 115 billion, or 13%, to € 1,012 billion during 2024, driven by positive market developments, net inflows and foreign exchange rate movements.
The following table provides the development of assets under management during 2024, broken down by product type as well as the respective management fee margins:

in € bn.	Active Equity	Active Fixed Income	Active Multi Asset	Active SQI	Passive	Alternatives	Active Cash	Advisory Services	Assets under Management
Balance as of December 31, 2023	103	202	56	66	246	109	85	28	896
Inflows	13	42	5	14	124	10	717	4	928
Outflows	(18)	(43)	(7)	(12)	(82)	(13)	(715)	(13)	(903)
Net Flows	(5)	(1)	(2)	2	42	(3)	2	(9)	26
FX impact	1	6	—	—	11	3	4	—	26
Performance	13	6	3	5	35	1	1	—	64
Other	—	—	(4)	3	1	(—)	—	—	—
Balance as of December 31, 2024	111	213	54	77	335	110	93	18	1,012
Management fee margin (in bps)	71	11	39	33	16	46	6	3	26
From 2025, “Advisory Services” is presented as a separate asset class. Prior year’s comparatives aligned to presentation in the current year

Deutsche Bank	Operating and financial review
Annual Report 2025	Results of operations

Corporate & Other

				2025 increase (decrease) from 2024		2024 increase (decrease) from 2023
in € m. (unless stated otherwise)	2025	2024	2023	in € m.	in %	in € m.	in %
Net revenues	(249)	1,406	2,324	(1,654)	N/M	(918)	(40)
Provision for credit losses	108	83	26	26	31	57	N/M
Noninterest expenses
Compensation and benefits	3,541	3,574	3,358	(33)	(1)	216	6
General and administrative expenses	(2,721)	(1,474)	(2,710)	(1,247)	85	1,236	(46)
Impairment of goodwill and other intangible assets	—	—	—	—	N/M	—	N/M
Restructuring activities	—	—	(1)	—	N/M	1	N/M
Total noninterest expenses	819	2,100	647	(1,280)	(61)	1,453	N/M
Noncontrolling interests	(289)	(199)	(166)	(89)	45	(33)	20
Profit (loss) before tax	(887)	(577)	1,817	(310)	54	(2,394)	N/M

Total Employees (full-time equivalent)[1]	36,918	36,097	35,792	821	2	305	1
Risk-weighted assets (in € bn)[1]	31	34	40	(3)	(7)	(6)	(15)
Leverage exposure (in € bn)[1]	32	38	39	(6)	(16)	(1)	(3)
N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1As of year-end
2025
For the full year Corporate & Other reported a loss before tax of € 887 million, primarily driven by shareholders expenses and other centrally retained items including funding and liquidity impacts partially offset by revenues from valuation and timing differences. This compared to a loss before tax of € 577 million in the prior year.
Net revenues for the full year were negative € 249 million, compared to positive € 1.4 billion for the prior year, with the year-on-year movement primarily driven by lower revenues in valuation and timing differences reflecting impacts from portfolio hedges of interest rate risk, where fair value hedge accounting cannot be applied under IFRS as issued by the
IASB.
Noninterest expenses were negative € 819 million for the full year. This compares to negative € 2.1 billion in the prior year which were primarily driven by legacy litigation matters including the Postbank takeover litigation and Polish FX mortgages. Expenses associated with shareholder activities were € 638 million for the full year, compared to € 648 million in the prior year.
Noncontrolling interests are reversed in Corporate & Other after deduction from the divisional profit before tax. These were positive € 289 million for the full year, compared to € 199 million in the prior year with the year-on-year movement driven by higher earnings from DWS.
2024
Corporate & Other reported a loss before tax of € 577 million, primarily driven by legacy litigation matters including the
Postbank takeover litigation and Polish FX mortgages offset by positive valuation and timing revenues. This compared to a profit before tax of € 1.8 billion in the prior year.
Net revenues for the full year were positive € 1.4 billion in 2024, compared to positive € 2.3 billion for the prior year, primarily driven by revenues in valuation and timing differences reflecting gains on portfolio hedges of interest rate risk, where fair value hedge accounting cannot be applied under IFRS as issued by the IASB.
Noninterest expenses were negative € 2.1 billion in 2024, driven by the aforementioned legacy litigation matters, compared to negative € 646 million in the prior year. Expenses associated with shareholder activities were € 648 million in 2024, compared to € 582 million in 2023.
Noncontrolling interests are reversed in Corporate & Other after deduction from the segmental profit before tax. These were positive € 199 million in 2024, compared to € 166 million in 2023, mainly related to DWS.

Deutsche Bank	Operating and financial review
Annual Report 2025	Financial Position

Financial Position
Assets

in € m. (unless stated otherwise)	Dec 31, 2025	Dec 31, 2024	Absolute Change	Change in %
Cash, central bank and interbank balances	171,621	153,654	17,967	12
Central bank funds sold, securities purchased under resale agreements and securities borrowed	37,515	40,846	(3,332)	(8)
Financial assets at fair value through profit or loss	519,960	545,895	(25,935)	(5)
Of which: Trading assets	153,811	139,772	14,039	10
Of which: Positive market values from derivative financial instruments	241,654	291,800	(50,146)	(17)
Of which: Non-trading financial assets mandatory at fair value through profit and loss	124,495	114,324	10,171	9
Financial assets at fair value through other comprehensive income	43,644	42,090	1,553	4
Loans at amortized cost	478,214	483,897	(5,683)	(1)
Remaining assets	188,920	124,650	64,269	52
Of which: Brokerage and securities related receivables	105,424	60,690	44,734	74
Total assets	1,439,873	1,391,033	48,840	4
Liabilities and Equity

in € m. (unless stated otherwise)	Dec 31, 2025	Dec 31, 2024	Absolute Change	Change in %
Deposits	694,580	667,700	26,880	4
Central bank funds purchased, securities sold under repurchase agreements and securities loaned	4,179	3,742	437	12
Financial liabilities at fair value through profit or loss	384,230	412,409	(28,180)	(7)
Of which: Trading liabilities	42,879	43,498	(619)	(1)
Of which: Negative market values from derivative financial instruments	225,827	276,410	(50,583)	(18)
Of which: Financial liabilities designated at fair value through profit or loss	115,055	92,047	23,007	25
Other short-term borrowings	18,204	9,895	8,309	84
Long-term debt	114,754	114,899	(145)	0
Remaining liabilities	141,641	100,522	41,119	41
Of which: Brokerage and securities related payables	107,256	63,755	43,501	68
Total liabilities	1,357,588	1,309,168	48,420	4
Total equity	82,285	81,865	420	1
Total liabilities and equity	1,439,873	1,391,033	48,840	4

Deutsche Bank	Operating and financial review
Annual Report 2025	Financial Position

Movements in Assets and Liabilities
As of December 31, 2025, the total balance sheet of € 1.4 trillion was slightly higher compared to year-end 2024.
Cash, central bank and interbank balances increased by € 18.0 billion, primarily reflecting a € 26.9 billion rise in deposits, driven by growth in Corporate Cash Management business in the Corporate Bank and higher inflows in the Private Bank as a result of client acquisition campaigns
Trading assets increased by € 14.0 billion, primarily driven by an increase in bond positions in the bank’s debt securities portfolio due to client flows and desk positioning, as well as an increase in precious metal inventory during the year.
Positive and negative market values of derivative financial instruments declined by € 50.1 billion and € 50.6 billion, respectively, mainly driven by foreign exchange products due to market volatility, weakening of the U.S. dollar against the euro and new trades booked at materially lower mark-to-market values.
Non-trading financial assets mandatory at fair value through profit and loss increased by € 10.2 billion, driven by an increase in securities purchased under resale agreements measured under non-trading financial assets mandatory at fair value through profit and loss, primarily due to increased trading activities.
Loans at amortized cost decreased by € 5.7 billion, mainly driven by a significant impact from foreign exchange movements and strategic reductions in the Private Bank mortgage portfolio, partly offset by growth in Fixed Income &
Currencies business in the Investment Bank.
Remaining assets increased by € 64.3 billion, primarily driven by increases in brokerage and securities related receivables of € 44.7 billion. This was mainly attributable to higher receivables from pending settlements of regular way trades compared to low levels at year-end 2024. This trend also reflected in an increase in brokerage and securities related payables by € 43.5 billion, driving the € 41.1 billion increase in remaining liabilities. The increase in remaining assets also included growth in debt securities classified as hold to collect of € 18.6 billion, in line with the bank’s asset purchase program initiative to expand the portfolio of European government bonds.
Financial liabilities designated at fair value through profit or loss increased by € 23.0 billion, mainly attributable to an increase in securities sold under repurchase agreements as a result of increased secured funding of trading inventory and client activities; as well as an increase in long-term debt driven by new issuances in FIC business in the Investment Bank.
Other short-term borrowings increased by € 8.3 billion, primarily due to newly issued commercial paper during the year.
The overall movement of the balance sheet included a decrease of € 69.3 billion due to foreign exchange rate movements, mainly driven by weakening of the U.S. dollar versus the euro. The effects from foreign exchange rate movements are embedded in the movement of the balance sheet line items discussed in this section.
Liquidity
Total High Quality Liquid Assets (HQLA) as defined by the Commission Delegated Regulation (EU) 2015/61 and amended by Regulation (EU) 2018/1620 increased to € 260 billion as of December 31, 2025 compared to € 226 billion as of
December 31, 2024. The increase in HQLA is primarily on account of increased deposits. The Liquidity Coverage Ratio was 144% at the end fourth quarter of 2025, a surplus to regulatory requirements of € 80 billion as compared to 131% as at the end of fourth quarter of 2024, a surplus to regulatory requirements of € 53 billion.

Deutsche Bank	Operating and financial review
Annual Report 2025	Financial Position

Equity
Total equity as of December 31, 2025, was € 82.3 billion compared to € 81.9 billion as of December 31, 2024, an increase of € 420 million. This change was driven by a number of factors including the profit attributable to Deutsche Bank shareholders and additional equity components reported for the period of € 6.6 billion, the issuance of Additional Tier 1 equity instruments (AT1) treated as equity in accordance with IFRS of € 2.5 billion, treasury shares distributed under share-based compensation plans of € 472 million as well as tax benefits related to share-based compensation plans of €
161 million.
Negative effects resulted from unrealized net losses on accumulated other comprehensive income, net of tax, of € 2.9 billion, mostly driven by foreign currency translation, net of tax, of negative € 3.2 billion, mainly reflecting the weakening of the U.S. dollar against the euro, partly offset by a positive impact from unrealized net gains on financial assets at fair value through other comprehensive income, net of tax, of € 377 million. Further contributing factors included the redemption of AT1 instruments of € 2.4 billion, purchases of treasury shares of € 1.6 billion, cash dividends paid to
Deutsche Bank shareholders of € 1.3 billion, coupons paid on additional equity components of € 761 million as well as remeasurement losses related to defined benefit plans, net of tax, of € 119 million.
On January 3, 2025, Deutsche Bank AG cancelled 46.4 million of its common shares, concluding its 2024 share buyback program. The cancellation reduced the nominal value of the shares by € 119 million. The cancelled shares had been held in common shares in treasury, at their acquisition cost of € 675 million. The difference between the common shares at cost and their nominal value reduced additional paid-in capital by € 556 million. The shares had already been deducted from the reported total equity on December 31, 2024. Therefore, the cancellation did not reduce total equity in 2025.
On December 19, 2025, Deutsche Bank AG cancelled 37.7 million of its common shares, concluding its two 2025 share buyback programs. The cancellation reduced the nominal value of the shares by € 96 million. The cancelled shares had been held in common shares in treasury, at their acquisition cost of € 1.0 billion. The difference between the common shares at cost and their nominal value reduced additional paid-in capital by € 903 million.
The first 2025 share buyback program resolved by the Management Board of Deutsche Bank of up to € 750 million started on April 1, 2025, and was completed on September 12, 2025. In this period, Deutsche Bank repurchased
29.3 million common shares. The repurchase of these shares has reduced total equity by € 750 million.
The second 2025 share buyback program resolved by the Management Board of Deutsche Bank of up to € 250 million started on September 17, 2025, and was completed on October 20, 2025. In this period, Deutsche Bank repurchased
8.4 million common shares. The repurchase of these shares has reduced total equity by € 250 million.
Own Funds
Deutsche Bank’s CRR/CRD Common Equity Tier 1 capital as of December 31, 2025, decreased by € 0.2 billion to
€ 49.3 billion, compared to € 49.5 billion as of December 31, 2024. The Risk-weighted assets (RWA) decreased by
€ 10.3 billion to €347.1 billion as of December 31, 2025, compared to € 357.4 billion as of December 31, 2024. The CET
1 capital ratio as of December 31, 2025, increased to 14.2% compared to 13.8% as of December 31, 2024 (for additional information please refer to the “Risk and capital performance” section).
The Bank’s Tier 1 capital as of December 31, 2025, amounted to € 60.8 billion, consisting of a CET 1 capital of
€ 49.3 billion and Additional Tier 1 capital of € 11.5 billion. The Tier 1 capital remained broadly stable compared to the end of 2024. The Tier 1 capital ratio as of December 31, 2025, increased to 17.5% compared to 17.0% as of December 31,
2024.
Total capital as of December 31, 2025 amounted to € 67.8 billion compared to € 68.5 billion at the end of 2024. The
Total capital decreased by € 0.7 billion since 2024, mainly driven by a decrease in Tier 2 capital.2024 The Total capital ratio as of December 31, 2025, increased to 19.5% compared to 19.2% as of December 31, 2024.

Deutsche Bank	Operating and financial review
Annual Report 2025	Liquidity and capital resources

Liquidity and capital resources
For a detailed discussion of the bank’s liquidity risk management, please see the Risk Report in this annual report.
Tabular disclosure of contractual obligations
Cash payment requirements outstanding as of December 31, 2025.

Contractual obligations					Payment due by period
in € m.	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Long-term debt obligations¹	129,864	26,576	40,011	29,800	33,477
Trust preferred securities[1,2]	299	299	—	—	—
Long-term financial liabilities designated at fair value through profit or loss[3]	27,356	3,310	5,149	7,656	11,240
Future cash outflows not reflected in the measurement of Lease liabilities[4]	4,750	8	148	239	4,355
Lease liabilities[1]	5,145	699	907	907	2,632
Purchase obligations	3,737	617	1,420	992	708
Long-term deposits¹	26,629	0	11,817	3,036	11,777
Other long-term liabilities	172	96	8	25	43
Total	197,952	31,605	59,459	42,655	64,233
1Includes interest payments.
2Contractual payment date or first call date.
3Long-term debt and long-term deposits designated at fair value through profit or loss.
4For further detail please refer to Note 22 “Leases”.
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
further information: Note 05 “Net Interest Income and Net Gains (Losses) on Financial Assets/Liabilities at Fair Value
through Profit or Loss”, Note 22 “Leases”, Note 26 “Deposits” and Note 30 “Long-Term Debt and Trust Preferred
Securities”.

Deutsche Bank	Outlook
Annual Report 2025

[Page intentionally left blank for SEC filing purposes

Deutsche Bank	Risks and Opportunities
Annual Report 2025

Risks and
[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	Risks and Opportunities
Annual Report 2025

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	Risk Report
Annual Report 2025

Risk Report

Deutsche Bank	Risk Report
Annual Report 2025

[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	Introduction
Annual Report 2025	Disclosures in line with IFRS 7

Introduction
Disclosures in line with IFRS 7
The following Risk Report provides qualitative and quantitative disclosures about credit, market and other risks in line with the requirements of International Financial Reporting Standard 7 (IFRS 7) Financial Instruments: Disclosures. It also considers the underlying classification and measurement and impairment requirements in IFRS 9 with further details to be found in the “Credit Risk Management and Asset quality” section, the “Asset quality” section, the “Credit risk mitigation” section and in Note 01 “Material accounting policies and critical accounting estimates” to the consolidated financial statements. Information that forms part of and is incorporated by reference into the financial statements of this report is marked by a light gray shading throughout this Risk Report.
Since June 30, 2020, the Group has applied the transitional arrangements in relation to IFRS 9 as provided in the current
CRR/CRD for all CET1 measures.
Disclosures according to Pillar 3 of the Basel III Capital
Framework
Deutsche Bank’s disclosures according to Pillar 3 of the Basel III Capital Framework, which are implemented in the
European Union by the Regulation (EU) No 575/2013 on prudential requirements for credit institutions (Capital
Requirements Regulation or CRR), including reforms introduced by Regulation (EU) 2024/1623 (CRR3), being applicable since January 1, 2025; and supported by the respective EBA Implementing Technical Standards and EBA guideline applicable to Pillar 3 disclosures, are published in the Group’s Pillar 3 Report, which can be found on Deutsche Bank’s website.
Disclosure following Amendments to the Capital Requirements
Regulation
Regulation (EU) 2024/1623 (CRR3), generally applicable from January 1, 2025 implements a comprehensive package of reforms based on the Final Basel III set of global reforms, changing how banks calculate their RWA. It includes, among other things, an output floor establishing minimum RWA that until January 1, 2030 will gradually increase to 72.5% of the
RWA calculated under the standardized approaches, changes to standardized and internal ratings-based approaches for determining credit risk, changes to the credit valuation adjustment, a revision of the approach for operational risks and reforms to the market risk framework as set out in the Fundamental Review of the Trading Book (FRTB, applicable from
January 1, 2027). The implementation of the changes to CRR affects among others Deutsche Bank’s risk-weighted assets and regulatory capital.

Deutsche Bank	Risk and capital overview
Annual Report 2025	Key risk metrics
Risk and capital overview
Key risk metrics
The following section provides qualitative and quantitative disclosures about credit, market, liquidity and other risk metrics and their developments within the twelve months ended December 31, 2025 considering reforms introduced by
Regulation (EU) 2024/1623 (CRR3), being applicable since January 1, 2025. Disclosures according to Pillar 3 of the Basel
III Capital Framework, which are implemented in the European Union by the Capital Requirements Regulation (CRR) and
supported by EBA Implementing Technical Standards or the EBA Guideline, are published in the Group’s separate Pillar 3
Report.
The following selected key risk metrics form part of the bank’s holistic risk management across individual risk types. The
Common Equity Tier 1 (CET1) capital ratio, Economic Capital Adequacy (ECA) ratio, Leverage ratio, Total Loss Absorbing
Capacity (TLAC), Minimum Requirement for Own Funds and Eligible Liabilities (MREL), Liquidity Coverage Ratio (LCR),
Stressed Net Liquidity Position (sNLP) and Net Stable Funding Ratio (NSFR) serve as high-level metrics and are fully integrated across strategic planning, risk appetite framework, stress testing as well as recovery and resolution planning practices, which are reviewed and approved by the Management Board at least annually.

Common Equity Tier 1 capital ratio[1]		Total risk-weighted assets[1]
31.12.2025	14.2%	31.12.2025	€ 347.1bn
31.12.2024	13.8%	31.12.2024	€ 357.4bn

Economic capital adequacy ratio		Total economic capital demand
31.12.2025	194%	31.12.2025	€ 26.1bn
31.12.2024	199%	31.12.2024	€ 24.2bn

Leverage ratio[1]		Leverage exposure[1]
31.12.2025	4.6%	31.12.2025	€ 1,327bn
31.12.2024	4.6%	31.12.2024	€ 1,316bn

Total loss absorbing capacity		Minimum requirement for own funds and eligible liabilities
31.12.2025 (Risk Weighted Asset based)	33.1%	31.12.2025	37.7%
31.12.2025 (Leverage Exposure based)	8.7%	31.12.2024	37.5%
31.12.2024 (Risk Weighted Asset based)	33.2%
31.12.2024 (Leverage Exposure based)	9.0%

Liquidity coverage ratio		Net Stable Funding Ratio
31.12.2025	144%	31.12.2025	119.0%
31.12.2024	131%	31.12.2024	121.0%

Stressed net liquidity position
31.12.2025	€ 94.1bn
31.12.2024	€ 56.3bn
1Starting with the third quarter of 2024 until the discontinuation in the fourth quarter of 2025, Deutsche Bank had adopted the temporary treatment of unrealized gains and losses measured at fair value through OCI in accordance with Article 468 CRR; for the shown comparative values as of December 31, 2024, without application of this rule the CET1 ratio would have been 13.5% with respective CET1 capital of € 48.4 billion and RWA of € 358.6 billion and in addition, the leverage ratio would have been 4.6% with respective Tier 1 capital of € 59.8 billion and leverage exposure of € 1,315 billion
Deutsche Bank regularly assesses the potential impacts of risks on its balance sheet and profitability through portfolio reviews and stress tests. Stress tests are also used to test the resilience of Deutsche Bank’s strategic plans. The results of these tests indicate that the currently available capital and liquidity reserves, in combination with available mitigation measures, are sufficient to withstand periods of potential stress.
The Group concludes that the risks, as described above or in the following sections, to which Deutsche Bank is exposed to, including potential impacts on its business strategy, provide a true and fair picture of its risk profile.
For further details, please refer to sections “Risk profile”, “Risk appetite and capacity”, “Risk and capital plan”, “Stress testing”, “Recovery and resolution planning”, “Risk and capital management”, “Capital, leverage ratio, TLAC and MREL”,
“Liquidity coverage ratio”, and “Stress testing and scenario analysis”.

Deutsche Bank	Risk and capital overview
Annual Report 2025	Risk profile
Risk profile
Deutsche Bank’s mix of business activities results in diverse risk-taking. The Group measures key risks inherent to the respective business models (credit, market, operational and strategic risk) through the economic capital metric, which captures the business segment’s risk profile and considers cross-risk effects at Group level.
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
Private Bank’s risk profile comprises credit risks from business with German and international retail clients, business clients and wealth management clients as well as non-trading market risks mainly from modeling of client deposits.
Asset Management, as a fiduciary asset manager, invests money on behalf of clients. As such, the main risk drivers are of operational nature. The economic capital demand for market risk is mainly driven by non-trading market risks, which arise from guaranteed products and co-investments in the funds.
Corporate & Other’s risk profile embeds a range of different risk drivers including those pertaining to Treasury, certain corporate items, and legacy portfolios. The economic capital demand mainly comprises non-trading market risk from interest rate risk in Treasury, structural foreign exchange risk and equity compensation risk, credit risk from Treasury’s investments, strategic risk from tax-related risks and software asset risks and operational risk from legacy portfolios.
The table below shows Deutsche Bank’s overall risk position as measured by the economic capital demand calculated for the dates specified. Deutsche Bank’s overall economic risk position also considers diversification benefits across risk types.

Deutsche Bank	Risk and capital overview
Annual Report 2025	Risk profile
Risk profile of Deutsche Bank’s business segments as measured by economic capital

	Dec 31, 2025
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total	Total (in %)
Credit risk	3,720	4,650	2,255	45	2,725	13,395	51
Market risk	507	2,004	789	316	6,354	9,970	38
Operational risk	821	1,390	1,187	393	1,168	4,960	19
Strategic risk	—	—	—	—	1,980	1,980	8
Diversification benefit¹	(780)	(1,339)	(863)	(238)	(1,013)	(4,234)	(16)
Total EC	4,269	6,706	3,368	516	11,213	26,071	100
Total EC in %	16	26	13	2	43	100	N/M
1Diversification benefit across credit, market, operational and strategic risk

	Dec 31, 2024
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total	Total (in %)
Credit risk	3,455	4,512	2,164	46	2,329	12,507	52
Market risk	1,040	2,086	1,561	304	3,676	8,667	36
Operational risk	863	1,182	1,155	376	1,069	4,645	19
Strategic risk	—	—	—	—	1,936	1,936	8
Diversification benefit¹	(715)	(1,007)	(803)	(190)	(814)	(3,530)	(15)
Total EC	4,643	6,772	4,077	536	8,196	24,225	100
Total EC in %	19	28	17	2	34	100	N/M
1 Diversification benefit across credit, market, operational and strategic risk
As of December 31, 2025, Deutsche Bank’s economic capital demand amounted to € 26.1 billion, which was €  1.8 billion or 8% higher than € 24.2 billion economic capital demand as of December 31, 2024. Market risk increased by € 1.3 billion mainly due to migration of economic capital model used for structural foreign exchange risk, including the application of extended liquidity horizons, as well as transition of market risk economic capital from Monte Carlo simulation to historical simulation. Credit risk increased by € 0.9 billion due to higher transfer risk driven by increase in exposures from
Investment Bank, Corporate Bank and Corporate & Other as well as higher counterparty risk driven by increase in
Treasury and sovereign exposures. Operational risk increased by € 0.3 billion primarily driven by model changes in the forward-looking qualitative adjustment component as well as the simplification of the advanced measurement approach model. These increases were partly offset by an increase in diversification benefit of € 0.7 billion due to the change in risk type profile and market risk model changes.

Deutsche Bank	Risk and capital overview
Annual Report 2025	Key risk themes
Key risk themes
The latest developments and key uncertainties during 2025 are part of the bank’s ongoing credit risk management activities and governance framework. These activities include, but are not limited to, regular emerging risk reviews
(amongst others macro-economic development and geopolitical conflict) as well as portfolio deep dives, day to day risk management on the level of individual borrowers, and regular model validations. Portfolios which have been identified for enhanced monitoring and downside risk assessment for the Group in 2025 included Commercial Real Estate (CRE), clients vulnerable to U.S. Tariffs and sectors considered vulnerable to Climate transition and physical risks.
In addition, the bank is monitoring developing market trends, which currently relate to technology and Financial,
Insurance and Non-Bank Financial Institutions (NBFI) activities, particularly around Private Credit, and where the focus is increasing.
CRE markets continue to face headwinds due to the impacts of higher interest rates, reduced market liquidity combined with tightened lending conditions, and structural changes in the office sector. Market stress has been more pronounced in the U.S, where property price indices show a more substantial decline in CRE asset values from recent peaks compared to Europe and APAC. Especially, within the office segment, particularly the U.S. West Coast, the market weakness is most evident in the U.S., reflected in subdued leasing activity and higher vacancy rates compared to Europe.
Although the U.S. administration’s tariff policy is still unpredictable, the macro-economic environment has improved since the volatile market conditions post the U.S. administrations’ April 2, 2025 announcement of sweeping tariffs, A longer period has also elapsed since the U.S. administration tariff announcements started, reducing the uncertainty regarding potentially vulnerable clients. The bank expects any risk factors impacting ECL’s to be captured through standard risk management procedures e.g., rating downgrades and watchlist inclusions and therefore no tariff related overlays have been booked as of December 31, 2025. Although tariffs remain under close review, it would not be considered a standalone key risk theme but rather integrated into the broader portfolio dynamics
Climate transition and physical risks present growing risks to the bank’s sectoral and regional portfolios. Managing climate transition and physical risks is a key component of Deutsche Bank’s risk management and wider sustainability strategy, where 2025 materiality assessments and climate stress test results conclude that potential credit risk impacts are well-contained in the short term.
Further details are provided in the section “Focus areas in 2025”.
External developing themes
Developing risk themes in high focus externally, include (i) the rapid expansion, lack of transparency and potential interconnected risks associated with Private Credit and wider NBFI exposure and (ii) increasing concerns around
Technology sector valuations and the sustainability of the current AI-led capital expenditure and its impact on business models and potential credit risk implications to clients.
Non-Bank Financial Institutions and Private Credit
Loans to Private Credit, generally categorized as NBFI Lending, are subject to heightened scrutiny due to recent default events in the market. The bank’s Private Credit portfolio accounts for € 25.9 billion (2024: € 24.5 billion) of the loans at amortized cost. Approximately 73% of this exposure is to multi-asset Lender facilities (ABS) collateralized by highly diversified mid-market corporate loans in the U.S. and the EU, across industry sectors, with conservative advance rates of
~65% and almost entirely investment grade rated. The remainder is diversified across single and multi asset lenders Net
Asset Value (NAV) Financing, Single Asset Financing, non-bank CRE lending, business development companies (BDC) and subscription finance.
The bank applies conservative underwriting standards to its Private Credit exposures, including assessment of sponsor and investor quality and other structural features. Advance rates are linked to the overall risk profile of the underlying exposure.
Portfolios are managed under dedicated risk appetite frameworks with regular stress testing and active monitoring of credit performance, collateral values and underlying diversification.
The above mentioned exposures are mainly a component of Deutsche Bank’s loans at amortized cost reported under the
Financial and Insurance Activities Industry Sector NACE which accounts for € 129.8 billion, while € 2.5 billion is spread across other NACE categories. The Financial and Insurance Activities NACE constitutes a diverse range of exposures including corporate, banking, wealth management, insurance and clearing obligors.

Deutsche Bank	Risk and capital overview
Annual Report 2025	Key risk themes
Technology
Loan exposure to the Technology sector accounts for € 15.8 billion (2024: € 11.7 billion), at amortized cost, of which
€ 7.3 billion (2024: € 5.7 billion) is related to Data Centre Financing and a further € 3.2 billion (2024: € 2.7 billion) to companies focused on software across a diverse range of clients, while the remainder relates mainly to manufacturers including semi-conductors and hardware. The portfolio is concentrated on large, diversified industry leaders, primarily in the
U.S. Corporate exposures are 60% investment grade rated with limited appetite for smaller, lower rated clients. Almost 100%
of the loans are performing with only 5% in stage 2. Data Centre exposures are predominantly project finance related and focused on facilities that benefit from long-term leases from investment grade rated global hyperscalers.
Specific risk appetite is set for the overall Technology portfolio as well as for the Data Centre portfolio. Portfolio risk appetite, and origination standards are regularly reviewed. There is also technology related underwriting exposure, which is originated to distribute, broadly diversified across issuers and subject to additional restrictions and monitoring as well as portfolio-based hedging
The bank's Technology exposure is reported under multiple NACE codes reflecting the nature of the underlying risk mainly shown under Financial and Insurance companies (€ 6.2 billion), Information and Communications (€ 4.5 billion),
Manufacturing (€ 3.0 bn) and Real Estate Activities (€ 0.9 billion).

Deutsche Bank	Risk and capital framework
Annual Report 2025	Risk management principles
Risk and capital framework
Risk management principles
Deutsche Bank’s business model inherently involves taking risks. Risks can be of financial or operational nature and include on and off-balance sheet risks. Deutsche Bank’s objective is to create sustainable value in the interests of the company taking into consideration shareholders, employees and other company-related stakeholders. The risk management framework contributes to this by aligning planned and actual risk taking with risk appetite as expressed by the Management Board, while being in line with available capital and liquidity.
Deutsche Bank’s risk management framework consists of various components, which include the established internal control mechanisms. Principles and standards are set for each component:
–Risk governance structures provide oversight of the Bank’s risk profile against risk appetite
–Organizational structures follow the Three Lines of Defense (“3LoD”) model with a clear definition of roles and responsibilities for all risk types
–The 1st Line of Defense (“1st LoD”) refers to those roles in the Bank whose activities generate risks, whether financial or operational, and who own and are accountable for these risks. The 1st LoD manages these risks within the defined risk appetite, establishes an appropriate risk governance, and adheres to the risk type frameworks defined by the 2nd Line of Defense (“2nd LoD”)
–The 2nd LoD refers to the roles in the Bank who define the risk management framework for a specific risk type. The
2nd LoD independently assesses and challenges the implementation of the risk type framework and adherence to the risk appetite, and acts as an advisor to the 1st LoD on how to identify, assess and manage risks.
–The 3rd Line of Defense (“3rd LoD”) is Group Audit. This function provides an independent and objective assurance on the adequacy of the design, operating effectiveness and efficiency of the risk management system and systems of internal control
–The Management Board-approved risk appetite must be cascaded and adhered to across all dimensions of the Group, with appropriate consequences in the event of a breach
–Risks must be identified and assessed
–Risks must be actively managed including appropriate risk mitigation and effective internal control systems
–Risks must be measured and reported using accurate, complete and timely data using approved models
–Regular stress tests must be performed against adverse scenarios and appropriate crisis response planning must be established
The Group promotes a strong risk culture in which every employee must fully understand and take a holistic view of the risks which could result from their actions, understand the consequences and manage them appropriately against the risk appetite of the bank. The bank expects employees to exhibit behaviors that support a strong risk culture in line with the bank’s Code of Conduct. To promote this, Deutsche Bank’s policies require that risks taken (including against risk appetite) must be considered during the bank’s performance assessment and compensation processes. This expectation continues to be reinforced through communications campaigns and mandatory training courses for all DB employees. In addition, Management Board members and senior management frequently communicate the importance of a strong risk culture to support a consistent tone from the top.
Deutsche Bank’s risk management and internal control system is described in more detail in Deutsche Bank’s Pillar 3
Report. The risk management and internal control system also covers sustainability-related objectives.
The Management Board is of the opinion that a risk management framework and internal control system has been established which is, in its entirety, appropriate and effective for the bank’s business model and risk profile.

Deutsche Bank	Risk and capital framework
Annual Report 2025	Risk governance
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
Several layers of management provide cohesive risk governance:
Deutsche Bank’s Supervisory Board is informed regularly on the risk situation, risk management and risk controlling, including reputational risk related items as well as material litigation cases; it has formed various committees to handle specific topics (for a detailed description of these committees, please see the “Report of the Supervisory Board”, as well as chapter “Supervisory Board” in the “Corporate Governance Statement according to Sec. 289f and 315d of the German
Commercial Code”)
–At the meetings of the Risk Committee, the Management Board reports on current and forward-looking risk exposures, portfolios, on risk appetite and strategy and on matters deemed relevant for the assessment and oversight of the risk situation of Deutsche Bank AG, including material legal and reputational risks; it also reports on loans requiring a Supervisory Board resolution pursuant to law or the Articles of Association; the Risk Committee oversees that the Management Board has in place processes to promote the adherence of Deutsche Bank AG to the applicable risk policies and regulations, also covering legal and reputational risks; the Risk Committee advises on issues related to the overall risk appetite, aggregate risk position and the risk strategy and keeps the Supervisory Board informed of its activities
–The Audit Committee, among other matters, supports the Supervisory Board in monitoring the effectiveness of the risk management system, particularly of the internal control system including the compliance management system as well as sustainability-related issues and the internal audit system, as well as the Management Board’s remediation of deficiencies identified
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
risk management, as well as compliance with legal requirements and internal guidelines; the Management Board established the Group Risk Committee as the central forum for review and decision on material risk and capital-related topics; the Group Risk Committee is described in more detail below.

Deutsche Bank	Risk and capital framework
Annual Report 2025	Risk governance
Risk management governance structure of the Deutsche Bank Group

Supervisory Board

Risk Committee

Advises on overall risk appetite and risk strategy and monitors strategy implementation by the management. Discusses the risk strategy, key risk topics and portfolios

Audit Committee

Management Board

Overall Risk and Capital Management Supervision

Group Asset & Liability Committee

Group Risk Committee

Evaluates and classifies risks, sets rules for risk management, risk appetite planning & steering and monitors risks

Group Reputational Risk Committee

Reviews, decides and manages transactions, client relationships or other primary reputational risk matters

Financial Resource Management Council

Supports the decision-making in a period of anticipated or actual capital or liquidity stress as a forum to discuss and recommend mitigating actions

The following functional committees are central to the management of risk at Deutsche Bank:
–The Group Risk Committee has various duties and dedicated authority, including approval of new or changed material risk and capital models and review of the inventory of risks, high-level risk portfolios, risk exposure developments, internal and regulatory Group-wide stress testing results, and approval of resource limits, endorsed by the Group
Asset & Liability Committee, for Total Capital Demand, Leverage exposure and Economic Capital Demand; in addition, the Group Risk Committee reviews and recommends items for Management Board approval, such as key risk management principles, the Group risk appetite statement, the Group recovery plan and the contingency funding plan, over-arching risk appetite parameters, and recovery and escalation indicators; the Group Risk Committee also supports the Management Board during Group-wide risk and capital planning processes
–The Group Reputational Risk Committee has the responsibility to review, decide and manage all transactions, client relationships or other primary reputational risk matters escalated in line with the underlying reputational risk policies and framework, including from the Regional Reputational Risk Committees
–The Financial Resource Management Council is an ad-hoc governance body, chaired by the Chief Financial Officer and the Chief Risk Officer, with delegated authority from the Management Board, to oversee financial crisis management at the bank; the Financial Resource Management Council provides a single forum to oversee execution of both the contingency funding plan and the Group recovery plan; the council recommends upon mitigating actions to be taken in a time of anticipated or actual capital or liquidity stress; specifically, the Financial Resource
Management Council is tasked with analyzing the bank’s capital and liquidity position, in anticipation of a stress scenario recommending proposals for capital and liquidity related matters and overseeing the execution of decisions
–The Group Asset & Liability Committee has been established by the Management Board with the mandate to optimize the sourcing and deployment of the bank’s balance sheet and financial resources within the overarching risk appetite set by the Management Board
Deutsche Bank’s Chief Risk Officer, who is a member of the Management Board, has Group-wide, supra-divisional responsibility for establishing a risk management framework with appropriate identification, measurement, monitoring, mitigation and reporting of liquidity, credit, market, enterprise, model and operational risks; however, frameworks for certain risks are established by other functions as per the business allocation plan.

Deutsche Bank	Risk and capital framework
Annual Report 2025	Risk governance
The Chief Risk Officer has direct management responsibility for the Chief Risk Office function. Risk management and control duties in the Chief Risk Office function are generally assigned to specialized risk management units focusing on the management of
–Specific risk types
–Risks within a specific business
–Risks in a specific region.
These specialized risk management units generally handle the following core tasks:
–Foster consistency with the risk appetite set by the Management Board and applied to business segments and their business units
–Determine and implement risk and capital management policies, procedures and methodologies that are appropriate to the businesses within each business segment
–Establish and approve risk limits
–Conduct periodic portfolio reviews to keep the portfolio of risks within acceptable parameters
–Develop and implement risk and capital management infrastructures and systems that are appropriate for each business segment
While operating independently from each other and the business segments, the Finance and Risk functions have the joint responsibility to quantify and verify the risk that the bank assumes.

Deutsche Bank	Risk and capital framework
Annual Report 2025	Risk identification and assessment
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
Regular updates to the Group risk inventory are reported to the Group Risk Committee and the Management Board. The
inventory informs key risk management processes, including the development of stress scenarios tailored to Deutsche
Bank’s risk profile and informing risk appetite setting and monitoring. Risks in the inventory are also mapped to risks in the Group risk type taxonomy, where a corresponding materiality assessment is also provided.
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
In order to determine risk appetite and capacity, different group level limits and triggers on a forward-looking basis are set and the escalation requirements for further action are defined. Deutsche Bank assigns risk metrics that are sensitive to the material risks to which Deutsche Bank is exposed and which function as indicators of financial health. In addition to that, the risk and recovery management framework is linked with the risk appetite framework.
Reports relating to risk profile as compared to Deutsche Bank’s risk appetite and strategy and the monitoring thereof are presented regularly up to the Management Board. In the event that desired risk appetite is breached, a predefined escalation governance matrix is applied so these breaches are highlighted to the appropriate governance bodies.

Deutsche Bank	Risk and capital framework
Annual Report 2025	Risk measurement and reporting systems
Risk measurement and reporting systems
Overview
Deutsche Bank’s risk measurement systems support regulatory reporting and external disclosures, as well as internal management reporting across all risk types. The risk infrastructure incorporates the relevant legal entities and business segments and provides the basis for reporting on risk positions, capital adequacy and limit, threshold, or target utilization to the relevant functions on a regular and ad-hoc basis. Established units within the CFO and CRO function assume responsibility for measurement, analysis and reporting of risk while promoting sufficient quality and integrity of risk-
related data and consider, where relevant, the principles for effective risk data aggregation and risk reporting as per the
Basel Committee on Banking Supervision's regulation number 239 (“BCBS 239”). The Group’s risk management systems are reviewed by Group Audit following a risk-based audit approach.
Deutsche Bank’s reporting is an integral part of Deutsche Bank’s risk management framework and as such aligns with the organizational setup by delivering consistent information on Group level and for material legal entities as well as breakdowns by risk types, business segments and material business units.
The following principles guide Deutsche Bank’s “risk measurement and reporting” practices:
–Deutsche Bank monitors risks taken against risk appetite on various levels across the Group, e.g., Group, business segments, material business units, material legal entities, risk types, material asset classes, portfolio and counterparty levels
–Risk reporting is required to be accurate, clear, useful and complete and must convey reconciled and validated risk data to communicate information in a concise manner to ensure, across material financial and operational risks, the bank’s risk profile is clearly understood
–Senior risk committees, such as the Group Risk Committee, as well as the Management Board who are responsible for risk and capital management receive regular reporting (as well as ad-hoc reporting as required)
–Dedicated teams within Deutsche Bank proactively manage material financial and non-financial risks and must ensure that required management information is in place to enable proactive identification and management of risks and avoid undue concentrations within a specific risk type and across risks (Cross-Risk view)
In applying the previously mentioned principles, Deutsche Bank maintains a common basis for all risk reports and aims to minimize segregated reporting efforts to allow Deutsche Bank to provide consistent information, which only differs by granularity and audience focus.
Key risk metrics
The Bank identifies a large number of metrics within its risk measurement systems which support regulatory reporting and external disclosures, as well as internal management reporting across risks and for material risk types. Deutsche Bank designates a subset of those as “Key Risk Metrics” that represent the most critical ones for which the Bank places an appetite, limit, threshold or target at Group level and/or are reported routinely to senior management for discussion or decision making. The identified Key Risk Metrics include Capital Adequacy and Liquidity metrics; further details can be found in the section “Key risk metrics” at the beginning of the Risk Report.

Deutsche Bank	Risk and capital framework
Annual Report 2025	Risk measurement and reporting systems
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
–The monthly Risk and Capital Profile report is a Cross-Risk report, provides a comprehensive view of Deutsche Bank’s risk profile and is used to inform the Group Risk Committee as well as the Management Board and subsequently the
Risk Committee of the Supervisory Board; the Risk and Capital Profile includes risk type specific and Business-Aligned overviews and Enterprise-wide risk topics; it also includes updates on Key Group Risk Appetite Metrics and other Key
Portfolio risk type Control Metrics as well as updates on Key Risk Developments, highlighting areas of particular interest with updates on corresponding risk management strategies
–The Weekly Risk Report is a weekly briefing covering high-level topical issues across key risk areas and is submitted every Friday to the Members of the Group Risk Committee and the Management Board and subsequently to the
Members of the Risk Committee of the Supervisory Board; the Weekly Risk Report is characterized by the ad-hoc nature of its commentary as well as coverage of themes and focuses on more volatile risk metrics
–Deutsche Bank runs several Group-wide macroeconomic stress tests. A monthly Risk Appetite scenario serves the purpose to set and regularly monitor the bank’s stress loss appetite; in addition, there are topical scenarios which are escalated to the Group Risk Committee if deemed necessary; the stressed key performance indicators are benchmarked against the Group Risk Appetite thresholds
While the above reports are used at a Group level to monitor and review the risk profile of Deutsche Bank holistically, there are other, supplementing standard and ad-hoc management reports, including for risk types or Focus Portfolios, which are used to monitor and control the risk profile.

Deutsche Bank	Risk and capital framework
Annual Report 2025	Strategic and capital plan
Strategic and capital plan
Deutsche Bank conducts annually an integrated strategic planning process which lays out the development of the future strategic direction for the Group and the individual business areas. The strategic plan aims to create, among other things, a holistic perspective on capital, funding, and risk under risk-return considerations. This process translates long-term strategic targets into measurable short- to medium-term financial targets and objectives and enables intra-year performance monitoring and management. Thereby the Group aims to identify growth options by considering the risks involved and the allocation of available capital resources to drive sustainable performance. Risk-specific portfolio strategies complement this framework and allow for an in-depth implementation of the risk strategy on portfolio level, addressing risk specifics including risk concentrations.
The strategic planning process consists of two phases: a top-down target setting and a bottom-up substantiation.
In a first phase – the top-down target setting – Deutsche Bank’s key targets for profit and loss (including revenues and costs), RoTE, CIR, capital supply, capital demand as well as leverage, funding and liquidity are defined and discussed for the group and the key business areas. The global macro-economic outlook and the expected regulatory framework is the basis for the target setting. Targets and objectives for the Group and the individual business areas are reviewed, challenged and approved by the Management Board.
In a second phase, the top-down targets are substantiated bottom-up by detailed business unit plans, which consist of a month-by-month operating plan for year one; years two and three are planned per quarter and years four and five are annual plans. The bottom-up plans are reviewed and challenged by Finance and Risk and are discussed individually with the respective business heads. Thereby, the specifics of the business are considered, and concrete targets agreed in line with the bank’s strategic direction. The bottom-up phase includes the preparation of plans for key legal entities to review local risk and capitalization levels. Stress tests complement the strategic plan to consider the resilience of the plan against adverse market conditions.
The resulting Strategic and Capital Plan is presented to the Management Board for discussion and approval. The final plan is subsequently presented to the Supervisory Board.
The Strategic and Capital Plan is designed to support the Group’s strategy to accelerate value creation by scaling the
Global Hausbank and the bank’s long-term ambition to become the European Champion in banking. The Strategic and
Capital Plan overall aims to ensure:
–Balanced risk adjusted performance across business areas and units
–High risk management standards with focus on risk concentrations
–Compliance with regulatory requirements
–Strong capital and liquidity position
–Stable funding and liquidity strategy allowing for business planning within the liquidity risk appetite and regulatory requirements
The Strategic and Capital Planning process allows to:
–set earnings and key risk and capital adequacy targets considering the bank’s strategic focus and business plans
–assess the capital adequacy with regard to internal and external requirements (i.e., economic capital and regulatory capital)
–apply appropriate stress test analyses to assess the impact on capital demand, capital supply and liquidity
All externally communicated financial targets are monitored on an ongoing basis in appropriate management committees. Any projected shortfall versus targets is discussed together with potential mitigating strategies with the aim to ensure that the Group remains on track to achieve the targets. Amendments to the Strategic and Capital Plan must be approved by the Management Board. Achieving the externally communicated solvency targets ensures that the Group also complies with the solvency ratio related Group Supervisory Review and Evaluation Process (SREP) requirements as articulated by the home supervisor.

Deutsche Bank	Risk and capital framework
Annual Report 2025	Stress testing
Stress testing
Deutsche Bank has implemented a stress test framework to satisfy internal as well as external stress test requirements covering worldwide macroeconomic stress assessments as well as more targeted stress tests such as climate and cyber related stress approaches. The internal stress tests are based on in-house developed methods and inform a variety of risk management use cases (risk type specific as well as cross-risk). Internal stress tests form an integral part of Deutsche
Bank’s risk management framework complementing traditional risk measures. The cross-risk stress test framework, the
Group Wide Stress Test Framework (GWST), serves a variety of bank management processes, in particular the strategic planning process, the ICAAP, the risk appetite framework and tangible equity allocation to business units. Capital plan stress testing is performed to assess the viability of the bank’s capital plan in adverse circumstances and to demonstrate a clear link between risk appetite, business strategy, capital plan and stress testing. The regulatory stress tests, e.g., the
EBA stress test and the US-based CCAR (Comprehensive Capital Analysis and Review) stress tests, are strictly following the processes and methodologies as prescribed by the regulatory authorities.
Deutsche Bank’s internal stress tests are performed on a regular basis in order to assess the impact of severe economic downturns as well as adverse bank-specific events on the bank’s risk profile and financial position. The bank’s stress testing framework comprises regular sensitivity-based and scenario-based approaches addressing different severities and regional hotspots. All material risk types are included in the stress testing activities. These activities are complemented by portfolio- and country-specific downside analysis as well as further regulatory requirements, such as annual reverse stress tests and additional stress tests requested by regulators on group or legal entity level. The applied methodologies undergo regular scrutiny from Deutsche Bank’s internal validation team (Model Risk Management) to ensure they correctly capture the impact of a given stress scenario. In addition, the group-wide stress framework is subject to regular reviews by Deutsche Bank’s group audit function.
The initial phase of Deutsche Bank’s cross-risk stress test consists of defining a macroeconomic downturn scenario by
Enterprise and Treasury Risk Management (ETRM) Risk Research in cooperation with business specialists through a formal governance forum, the Stress Working Group. ETRM Risk Strategy maintains a risk radar featuring key risk trends and emerging risk themes including political and economic developments relevant for the design of potentially harmful macroeconomic scenarios. Based on quantitative models and expert judgments, economic parameters such as foreign exchange rates, interest rates, GDP growth or unemployment rates are set accordingly and define the narrative under which the bank’s solvency position is assessed. The scenario parameters are translated into specific risk drivers by subject matter experts in the risk units. Based on the bank’s internal model framework for stress testing, the following major metrics are calculated under stress: risk-weighted assets, impacts on profit and loss and economic capital by risk type.
These results are aggregated at the Group level, and key metrics such as the CET 1 ratio, Total Capital ratio, Economic
Capital Adequacy ratio, MREL ratio and Leverage Ratio under stress are derived. Stress impacts on the Liquidity Coverage
Ratio (LCR) and other Liquidity indicators are also considered. Stress results are also communicated internally at a more granular business unit level and considered in Deutsche Bank’s risk appetite as well as capital allocation processes. The time horizon of internal stress tests ranges from one to five years, depending on the use case and scenario assumptions.
The Stress Working Group reviews the final stress results. After comparing these results against the bank’s defined risk appetite, a specific mitigation strategy may be developed and applied to remediate the stress impacts in case of risk appetite threshold breaches. The stress results also feed into the recovery planning which is crucial for the recoverability of the bank in times of crisis. The outcome is presented to senior management up to the Management Board to raise awareness on the highest level as it provides key insights into specific business vulnerabilities and contributes to the overall risk profile assessment of the bank.
The Group-wide stress tests performed in 2025 indicated that the bank’s capitalization together with available mitigation measures as defined in the Group Recovery Plan is adequate to reach the internally set stress exit levels.
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
In 2025, the bank has performed multi-year stress tests as part of the annual strategic planning process for 2025 using two severe adverse scenarios, namely a “Severe EU-led global recession” scenario and a “Severe trade war” scenario. In addition, further scenarios have been implemented (e.g., “US crisis of confidence”) aligned to the increased geopolitical uncertainties.
In addition to the GWST that includes all material risk types and major revenue streams, Deutsche Bank has individual stress test programs in place for all relevant risk metrics in line with regulatory requirements. The relevant stress test programs are described in the sections about the individual risk management methods.

Deutsche Bank	Risk and capital framework
Annual Report 2025	Stress testing
In 2025, Deutsche Bank was subject to the biannual EBA Stress Test testing the resilience of European banks. The outcome of the stress test influences the Pillar 2 Guidance for CET1 and leverage ratio and informs the Pillar 2 requirement. Compared to previous comparable stress tests, Deutsche Bank’s disclosed CET1 ratio depletion was lower under the adverse scenario in line with improved profitability.
Deutsche Bank’s core U.S. subsidiary, DB USA Corporation, also took part in a major regulatory stress test in 2025 i.e., the
US-based CCAR stress test, as implemented pursuant to the U.S. Dodd-Frank Act. In the CCAR stress test, the Federal
Reserve (FRB) disclosed the stress capital depletion for DB USA Corporation and DWS USA Corporation; the outcome of which showed that each entity remains very well-capitalized even after withstanding a hypothetical severe stress environment.
Deutsche Bank performs an annual climate stress test to assess its resilience to climate-related risks. The 2025 stress test incorporated a range of transition and physical risk scenarios over short, medium and long-term time horizons. The scope of the exercise included portfolios deemed material for climate risk across different risk types. The results of the stress test are integrated into relevant processes, including risk appetite, business planning and ICAAP.

Deutsche Bank	Risk and capital framework
Annual Report 2025	Recovery and resolution planning
Recovery and resolution planning
In the EU, the Single Resolution Mechanism Regulation (SRM Regulation) and the Bank Recovery and Resolution
Directive (BRRD) aim at reducing the likelihood of another financial crisis, enhance the resilience of institutions under stress, and eventually support the long-term stability of the financial systems without exposing taxpayers’ money to losses.
In line with the provisions of the BRRD (which was mainly implemented in Germany by the German Recovery and
Resolution Act (Sanierungs- und Abwicklungsgesetz, SAG)) and the SRM Regulation, Deutsche Bank maintains a recovery and resolution planning framework designed to identify and manage the impact of adverse events in a timely and coordinated manner.
The bank maintains a group recovery plan specifying measures to restore the financial position following a significant deterioration of its financial situation. The group recovery plan is updated at least annually and approved by the
Management Board.
The group resolution plan, on the other hand, is prepared by the resolution authorities, rather than by the bank itself.
Deutsche Bank works closely with the Single Resolution Board (SRB) and the Bundesanstalt für Finanzdienst-
leistungsaufsicht (BaFin) who establish the group resolution plan for Deutsche Bank, which is currently based on a single point of entry open bank bail-in as the preferred resolution strategy. Under the single point of entry bail-in strategy, the parent entity Deutsche Bank AG would be recapitalized through a write-down and/or conversion to equity of capital instruments (Common Equity Tier 1, Additional Tier 1, Tier 2) and other eligible liabilities in order to stabilize the group.
Within one month after the application of the bail-in tool to recapitalize an institution, the BRRD (as implemented in the
SAG) requires such institution to prepare a business reorganization plan, addressing the causes of failure and aiming to restore the institution's long-term viability. To further support and improve operational continuity of the bank for resolution planning purposes, Deutsche Bank has completed additional preparations, such as adding termination stay clauses into client financial agreements governed by non-EU law and including continuity provisions into key service agreements. Financial contracts and service agreements governed by EU law are already covered by statutory laws which prevent termination solely due to any resolution measure. Deutsche Bank regularly tests its capabilities and processes to execute the preferred strategy in dry runs. In addition to the preferred resolution strategy, the bank is further analyzing in close cooperation with the SRB and BaFin a variant resolution strategy, exploring the applicability of the sale of business tool, the asset management vehicle, or the bridge bank in combination with the bail-in tool.
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
Resolution Plan relates only to subsidiaries, branches, agencies and businesses that are domiciled in or whose activities are carried out in whole or in material part in the United States. Deutsche Bank’s U.S. Resolution Plan describes the single point of entry strategy for Deutsche Bank’s U.S. material entities and operations and prescribes that DB USA Corporation, one of the bank’s intermediate holding companies, would provide the necessary liquidity and capital support to its U.S.
material entity subsidiaries and ensure their partial sale or solvent wind-down outside of applicable resolution proceedings. Deutsche Bank submitted its most recent full U.S. Resolution Plan by the October 1, 2025 due date.
Deutsche Bank's next resolution plan submission is a targeted U.S. Resolution Plan that is due by July 1, 2028.

Deutsche Bank	Risk type management
Annual Report 2025	Capital Risk Management
Risk type management
Capital Risk Management
Internal capital adequacy assessment process
Deutsche Bank’s internal capital adequacy assessment process (ICAAP) consists of several components which ensure that Deutsche Bank maintains sufficient capital to cover the risks to which the bank is exposed on an ongoing basis: s
–Risk identification and assessment: The risk identification process forms the basis of the ICAAP and results in an inventory of risks for the Group; all risks identified are assessed for their materiality; further details can be found in section “Risk identification and assessment”
–Capital demand/risk measurement: Risk measurement models are applied to quantify the regulatory and economic capital demand which is required to cover all material risks except for those which cannot be adequately limited by capital e.g., liquidity risk; further details can be found in sections “Risk profile” and “Capital, Leverage Ratio, TLAC and
MREL”
–Capital supply: Capital supply quantification refers to the definition of available capital resources to absorb unexpected losses; further details can be found in sections “Capital, Leverage Ratio, TLAC and MREL” and “Economic
Capital Adequacy”
–Risk appetite: Deutsche Bank has established a set of qualitative statements, quantitative metrics and thresholds which express the level of risk that Deutsche Bank is willing to assume to achieve strategic objectives; threshold breaches are subject to a dedicated governance framework triggering management actions aimed to safeguard capital adequacy; further details can be found in sections “Risk appetite and capacity” and “Capital risk limits”
–Capital planning: The risk appetite limits for capital adequacy metrics constitute boundaries which have to be met in the capital plan to safeguard capital adequacy on a forward-looking basis; further details can be found in section
“Strategic and capital plan”
–Stress testing: Capital plan figures are also considered under various stress test scenarios to prove resilience and overall viability of the bank; regulatory and economic capital adequacy metrics are also subject to regular stress tests throughout the year to constantly evaluate Deutsche Bank’s capital position in hypothetical stress scenarios and to detect vulnerabilities under stress; further details can be found in section “Stress testing”
–Capital adequacy assessment: Although capital adequacy is constantly monitored throughout the year, the ICAAP concludes with a dedicated annual capital adequacy statement (CAS); the assessment consists of a Management
Board statement about Deutsche Bank’s capital adequacy, which is linked to specific conclusions and management actions to be taken to safeguard capital adequacy on a forward-looking basis
As part of its ICAAP, Deutsche Bank distinguishes between a normative perspective and an economic internal perspective. The normative internal perspective refers to a multi-year assessment of the ability to fulfil all capital-related legal requirements and supervisory demands. The economic internal perspective refers to an internal process using internal economic capital demand models and an internal economic capital supply definition. Both perspectives focus on maintaining the continuity of Deutsche Bank on an ongoing basis under a baseline and an adverse scenario.

Deutsche Bank	Risk type management
Annual Report 2025	Capital Risk Management
Capital risk framework
Capital risk is defined as the risk that Deutsche Bank has an insufficient level or composition of capital supply to support its current and planned business activities and associated risks during normal and stressed conditions.
The Group’s capital risk framework consists of several elements which aim to ensure that Deutsche Bank maintains on an ongoing basis an adequate capitalization to cover the risks to which it is exposed. The framework is strongly integrated with the bank-wide strategic planning process and closely linked to Deutsche Bank’s internal capital adequacy assessment process. Treasury together with the divisions is the key risk manager of the associated risks and represents the 1st LoD. Enterprise & Treasury Risk Management acts as the 2nd LoD for capital risk.
Enterprise & Treasury Risk Management sets the ICAAP framework, assesses the capital risk profile and provides independent challenge to Treasury. This includes setting of risk appetite limits for key capital ratios. Limits also provide boundaries to the capital plan and are fully integrated into the regular assessment of capital risk under stress scenarios.
Deutsche Bank’s Treasury function manages solvency, capital adequacy, leverage, and bail-in capacity ratios at Group level and locally in each region, as applicable. Treasury develops Deutsche Bank’s capital plan, which is approved by the
Management Board. Treasury, directly or through the Group Asset and Liability Committee, manages, among other things, issuance and repurchase of shares and capital instruments, hedging of capital ratios against foreign exchange swings, the design of shareholders’ equity allocation, and regional capital planning.
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
Capital risk limits
Capital risk appetite is operationalized through limits for all relevant capital adequacy metrics. Breaches of limits are governed by a dedicated escalation up to and including actions under Deutsche Bank’s Recovery Plan.
Limits are defined for the key capital ratios and reviewed at least annually by the Management Board as part of Deutsche
Bank's annual strategic and capital plan, including for CET 1 ratio, Tier 1 ratio, total capital ratio, MREL and ECA ratio. As a part of Deutsche Bank’s quarterly process, the Group Risk Committee approves divisional limits for total capital demand, leverage exposure and economic capital demand.
Overall regulatory capital requirements are principally driven by either Deutsche Bank’s CET 1 ratio or leverage ratio requirements, whichever is the more binding constraint. For the internal capital allocation, the combined contribution of each segment to the Group’s CET 1 ratio, the Group’s leverage ratio and the Group’s Capital Loss under Stress are weighted to reflect their relative importance and level of constraint to the Group. Contributions to the CET 1 ratio and the leverage ratio are measured through RWA and Leverage Ratio Exposure (LRE). The Group’s Capital Loss under Stress is a measure of the Group’s overall economic risk exposure under a defined stress scenario. Goodwill, other intangible assets, and business-related regulatory capital deduction items included in total capital demand are directly allocated to the respective segments, supporting the calculation of the allocated tangible shareholders equity and the respective rate of return.
Most of Deutsche Bank’s subsidiaries and several of Deutsche Bank’s branches are subject to legal and regulatory capital requirements. In developing, implementing, and testing Deutsche Bank’s capital and liquidity position, the bank fully takes such legal and regulatory requirements into account. Any material capital requests of Deutsche Bank’s branches and subsidiaries across the globe are presented to and approved by the Group Investment Committee prior to execution.

Deutsche Bank	Risk type management
Annual Report 2025	Enterprise Risk Management
Enterprise Risk Management
ETRM provides a holistic view of the Bank’s risk profile across risk types, businesses and geographies. Key responsibilities include:
–Defining the overarching risk management policy, including setting of risk management standards
–Setting and monitoring the Bank’s overarching risk appetite and cascading to business & entity dimensions
–Delivering insight through emerging risks and trends analysis, forward-looking stress tests, portfolio concentration, deep-dive analyses and ad-hoc event reporting
–Developing and managing the climate risk management framework
–Providing risk reporting and analytics to key stakeholders, including senior management and regulators
–Acting as risk controlling function for credit risk including frameworks, risk appetite, reporting and portfolio analytics, as well as model monitoring
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
Strategic risk is measured through a dedicated risk model that quantifies potential losses caused by unexpected pre-tax earnings shortfalls that cannot be offset by cost reductions under extreme but plausible market conditions over a 12-
month period. Strategic risk appetite is also established for the Group via dedicated metrics.
ETRM is the independent risk control function for Strategic Risk. A framework that includes setting risk appetite and monitoring adherence is in place and aligns to the control standards the ETRM function set.

Deutsche Bank	Risk type management
Annual Report 2025	Enterprise Risk Management
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
–Intra-risk concentrations are assessed, monitored and mitigated by the individual risk functions (enterprise, credit, market, operational and liquidity risk management). This is supported by risk appetite including limit setting on different levels and/or management according to each risk type
–Inter-risk concentrations are managed through quantitative top-down stress-testing and qualitative bottom-up reviews, identifying and assessing risk themes independent of any risk type and providing a holistic view across the bank. The diversification effects between credit, market, operational and strategic risk are measured through an economic capital model that quantifies the diversification benefit caused by non-perfect correlations between these risk types. The calculation of the risk type diversification benefit is intended to ensure that the standalone economic capital figures for the individual risk types are aggregated in an economically meaningful way
The most senior governance body for the oversight of risk concentrations is the Group Risk Committee (GRC).
Environmental, social and governance risk
The impacts of rising global average temperatures, the transition to a net zero economy and the enhanced focus on climate change from society, regulators and the banking sector have led to the emergence of new and increasing sources of financial and non-financial risks. These include the physical risks arising from extreme weather events growing in frequency and severity, as well as transition risks as carbon intensive sectors are expected to face higher taxation, reduced demand and restricted access to financing. These risks can impact Deutsche Bank across a broad range of financial and non-financial risk types. Financial institutions are facing increased scrutiny on climate and broader ESG-
related issues from governments, regulators, shareholders and other bodies, leading to reputational risks if the Group is not seen to support the transition to a lower carbon economy, to protect biodiversity and human rights, among other themes.
Deutsche Bank’s risk strategy recognizes ESG as a theme that represents a broad range of areas of concern related to environmental, social, or governance factors that cuts across multiple scenarios and risks. It must be ensured that all non-financial ESG-related risks are identified and adequately assessed to include potential impacts driven by ESG factors; the bank must ensure that controls are effective and any potential deficiencies are promptly escalated and addressed. Deutsche Bank is regularly reviewing and enhancing its ESG-related risk management frameworks in alignment with regulatory guidance and to ensure that ESG risks are actively managed and greenwashing risk is mitigated. Limitations in terms of data, methodologies and industry standards for measuring and assessing climate and other environmental risks continue to lead to a high degree of uncertainty in the bank’s climate-related disclosures. Anti-
ESG measures that were already established in some jurisdictions and have been reinforced and taken further may result in the loss of existing business and the inability to conduct new business within those jurisdictions, while complying may lead to reputational risks.
The management of risks stemming from environmental factors relies first and foremost with Deutsche Bank’s net zero-
aligned decarbonization targets for eight sectors: Oil and Gas (upstream), Power Generation, Automotive (light duty vehicles), Steel, Coal mining, Cement, Shipping and Commercial Aviation. The pathways to achieve these targets are incorporated into the bank’s risk management framework. Environmental risks are assessed through an annual climate and environmental materiality assessment and internal stress test, across businesses, portfolios and risk types (Credit,
Market, Liquidity, Reputational and Operational). They are monitored through dedicated reports discussed in senior risk committees and managed through risk appetite thresholds, policies requirements and exclusions (Environmental and
Social policy framework), and portfolio Early Warning Indicators (EWIs). Climate and environmental risks are incorporated into the credit approval process for corporate clients via enhanced due diligence requirements. For corporate clients in carbon-intensive sectors, as well as those in sectors vulnerable to climate-physical and nature (or “other environmental”)
risks, new loan requests above selected tenor and rating-based thresholds to corporate clients in carbon-intensive sectors require a dedicated risk assessment from the Front Office and review by Credit Risk Management. Overall, these risks are embedded within the bank’s business model and financial planning through the carbon budgets attributed to the bank’s businesses derived from its decarbonization targets and through the inclusion of environmental risks within the Internal Capital Adequacy Assessment Process (ICAAP).
The Group Sustainability Committee acts as the main governance and decision-making body for sustainability-related matters across Deutsche Bank. This includes the assessment of material impacts as well as risks and opportunities for the
Bank. The committee also sets the net zero targets for the bank.

Deutsche Bank	Risk type management
Annual Report 2025	Enterprise Risk Management
The Management Board has delegated sustainability-related decisions to this committee, which is chaired by the Chief
Executive Officer and the Chief Sustainability Officer (Vice Chair). It receives monthly updates on financed emissions and net zero alignment.
The Group Risk Committee, chaired by the Chief Risk Officer and established by the Management Board has the mandate to oversee several risk and capital-related matters. This includes the responsibility for developing the bank’s Climate Risk
Framework. The Committee approves the Bank’s climate and environmental risk appetite, including appetite for deviation from net zero decarbonization pathways. A number of committees are responsible for the development and management of specific elements of climate and environmental risk.
The Net Zero Forum receives, in addition to the quarterly reports, monthly flash reports on key metrics (i.e., measuring alignment with decarbonization targets and the consumption of divisional carbon budgets).

Deutsche Bank	Risk type management
Annual Report 2025	Credit Risk Management
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
–Default/migration risk as the main element of credit risk, is the risk that a counterparty defaults on its payment obligations or experiences material credit quality deterioration increasing the likelihood of a default
–Transaction/settlement risk is the risk that arises from any existing, contingent or potential future positive exposure
–Mitigation risk is the risk of higher losses due to risk mitigation measures not performing as anticipated
–Credit concentration risk is the risk of an adverse development in a specific single counterparty, country, industry or product leading to a disproportionate deterioration in the risk profile of Deutsche Bank’s credit exposures to that counterparty, country, industry or product
Deutsche Bank manages its credit risk using the following principles:
–Credit Risk is only accepted:
–for adopted clients
–after completed appropriate due diligence led by the respective origination teams as 1st LoD
–New products and changes to existing products having been assessed within Deutsche Bank Group’s Product
Lifecycle Policy
–If a rating has been assigned in line with agreed and approved processes
–If all credit relevant exposures are correctly reflected in the relevant risk systems
–If plans for an orderly termination of the risk positions have been considered
–Credit Risk is assumed within the applicable Risk Appetite
–Profit and Loss responsibility for credit exposures is kept by and remains with the originating Group Division
–Risk taken needs to be adequately compensated
–Risk must be continuously monitored and managed across 1LoD and CRM/“Marktfolge” as well as 2LoD
–Credit standards are applied consistently across all Units in order to maintain a favorable risk profile in line with the
Risk Appetite
–Collateral or other risk mitigating, hedging or rating transfer instruments, which can be an alternative source of repayment do not substitute for underwriting standards and a thorough assessment of the debt service ability of a counterparty has to be performed during the credit process
–Deutsche Bank strives to adequately secure, guarantee or hedge outright cash risk and longer tenor-exposures; this approach does usually not include lower risk short-term transactions and facilities supporting specific trade finance or other lower risk products where the margin allows for adequate loss coverage
–Deutsche Bank measures and consolidates globally all exposure and facilities to the same Obligor
–Deutsche Bank has established within Credit Risk Management – where appropriate – specialized teams for deriving internal client ratings, analyzing and approving transactions or covering workout clients; for transaction approval purposes, structured credit risk management teams are aligned to the respective products or specific risks to ascertain adequate product expertise
–Where required, Deutsche Bank has established processes to manage credit exposures at a legal entity or regional level
To meet the requirements of Article 190 CRR, Deutsche Bank has allocated the various control requirements for the credit processes to units/role holders best suited to perform such controls
Climate and environmental risks are integrated across the different stages of the credit lifecycle including transaction approval/client onboarding, risk classification and credit ratings, portfolio analysis and monitoring and collateral valuation.

Deutsche Bank	Risk type management
Annual Report 2025	Credit Risk Management
Measuring credit risk
Credit risk is measured by credit rating, regulatory and internal capital demand and other key components like credit limits as mentioned below.
The credit rating is an essential part of the bank’s underwriting and credit process and provides – amongst others – a cornerstone for credit limit determination on an individual counterparty level, credit decision and transaction pricing as well as the determination of regulatory capital demand for credit risk. Each counterparty must be rated, and each rating has to be reviewed at least annually supported by ongoing monitoring of counterparties. A credit rating is a prerequisite for any credit limit established/approved. For each credit rating, the appropriate rating approach has to be applied and the derived credit rating has to be established in the relevant systems. Specific rating approaches have been established to best reflect the respective characteristics of exposure classes, including specific product types, central governments and central banks, institutions, corporates and retail.
Counterparties in the bank’s non-retail portfolios are rated by Deutsche Bank’s independent Credit Risk Management function partly using automated or semi-automated rating systems. Given the largely homogeneous nature of the retail portfolio, counterparty creditworthiness and ratings are derived by utilizing an automated decision engine. Country risk-
related ratings are provided by Enterprise and Treasury Risk Management (ETRM) Risk Research.
Deutsche Bank’s rating analysis is based on a combination of qualitative and quantitative factors. When rating a counterparty, Deutsche Bank applies in-house assessment methodologies, as well as its 21-grade rating scale.
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
The advanced Internal Ratings Based Approach (IRBA) is the most sophisticated approach available under the regulatory framework for credit risk and allows Deutsche Bank to make use of its internal credit rating models. These models represent long-used key components of the internal risk measurement and management process supporting the credit approval process, the economic capital and expected loss calculation and the internal monitoring and reporting of credit risk. The relevant parameters include the probability of default (PD), the loss given default (LGD) and the maturity (M)
driving the regulatory risk-weight and the credit conversion factor (CCF) as part of the regulatory exposure at default
(EAD) estimation. For the majority of derivative counterparty exposures as well as securities financing transactions (SFT),
Deutsche Bank makes use of the internal model method (IMM) in accordance with CRR to calculate EAD. For most of the bank’s internal rating systems, more than seven years of historical information is available to assess these parameters.
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
Parameters subject to internal estimates include the PD while the LGD and the CCF are defined in the regulatory framework. Foundation IRBA is applied mandatorily for some exposure classes since introduction of CRR3 and some exposures stemming from ex-Postbank.
Deutsche Bank applies the standardized approach to a subset of its credit risk exposures. The standardized approach measures credit risk either pursuant to fixed risk weights, which are predefined by the regulator, or through the application of external ratings. Deutsche Bank assigns certain credit exposures permanently to the standardized approach. Exposures to central governments or central banks make up the majority of the exposures carried in the standardized approach and receive predominantly a risk weight of zero percent. Sovereign exposures that were treated under IRBA previously have been moved to standardized approach under art. 494d CRR in 2025. For internal purposes, however, these exposures are subject to an internal credit assessment and fully integrated in the risk management and economic capital processes.

Deutsche Bank	Risk type management
Annual Report 2025	Credit Risk Management
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
by deducting appropriate hedges and certain collateral from respective gross figures. For derivatives, Deutsche Bank looks at current market values and the potential future exposure over the relevant time horizon, which is based upon the bank’s legal agreements with the counterparty.

Deutsche Bank	Risk type management
Annual Report 2025	Credit Risk Management
IFRS 9 Impairment
In the following chapter, the Group provides an overview of the IFRS 9 impairment framework, model updates and methodology implemented in 2025 as well as key model assumptions and its changes. Further explanations are provided regarding the development of management overlays applied to the credit loss allowance, how reviews of relevant assumptions and inputs to the ECL calculation are performed and how potential model imprecisions are assessed. To provide additional transparency on the impact of reasonable changes to the key assumptions, model sensitivities are presented in a separate section below which concludes with the key drivers for the IFRS 9 model results.
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
The Group determines its allowance for credit losses in accordance with IFRS 9 as follows:
–Stage 1 reflects financial assets where it is assumed that credit risk has not increased significantly after initial recognition
–Stage 2 contains all financial assets, that are not defaulted, but have experienced a significant increase in credit risk since initial recognition
–Stage 3 consists of financial assets which are deemed to be in default in accordance with Deutsche Bank’s policies, which are based on the Capital Requirements Regulation (CRR) Article 178. The Group defines these financial assets as impaired, non-performing and defaulted
–Significant increase in credit risk is determined using quantitative and qualitative information based on the Group’s historical experience, credit risk assessment and forward-looking information
–Purchased or Originated Credit-Impaired (POCI) financial assets are assets where at the time of initial recognition, there is objective evidence of impairment and the Group purchased at a discount
The IFRS 9 impairment approach is an integral part of the Group’s credit risk management procedures. The estimation of
ECL is either performed via the automated, parameter based ECL calculation using the Group’s ECL model or determined by credit officers. In both cases, the calculation takes place for each financial asset individually. Similarly, the determination of the need to transfer between stages is made on an individual asset basis. The Group’s ECL model is used to calculate the allowance for credit losses for all financial assets in Stage 1 and Stage 2, as well as for Stage 3 in the homogeneous portfolio (i.e., retail and small business loans with similar credit risk characteristics). For financial assets in the bank’s non-homogeneous portfolio in Stage 3 and for POCI assets, the allowance for credit losses is determined individually by credit officers.
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
The Group regularly reviews and validates the ECL model and its components which can result in model updates, including recalibrations and model changes, of which some may constitute a change in estimate. Any future model updates may have an impact on ECL and therefore represent a model uncertainty which cannot be reliably quantified.

Deutsche Bank	Risk type management
Annual Report 2025	Credit Risk Management
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
Rating-related Stage 2 indicators: In the third quarter of 2025 Deutsche Bank introduced a change to the rating-related
Stage 2 indicator approach, in which the Group compares a borrower’s lifetime PD at the reporting date with lifetime PD expectations at the date of initial recognition to determine if there has been a significant change in the borrower’s PDs and consequently to any of the borrower’s transaction in the scope of IFRS 9 impairment. Previously the model determined the lifetime PD distribution based on historically observed migration behavior and a sampling of different economic scenarios. A quantile of this distribution, which was defined for each counterparty class, was chosen as the lifetime PD threshold. If the remaining lifetime PD of a transaction according to current expectations exceeded this threshold, the financial asset was deemed to have incurred a significant increase in credit risk and was transferred to
Stage 2. The new approach compares the annualized lifetime PD at reporting date with the annualized conditional lifetime PD expectation at origination. A relative and an absolute threshold are used for the comparison, which represents a key assumption in the model. Different relative thresholds are applied to low-risk assets defined by an annualized conditional PD at origination of 0.5% or below compared to the remaining high-risk assets. The relative threshold for high-risk assets is 63% PD increase and for low-risk assets is 131% PD increase, floored by an absolute threshold of 5.05% PD increase. If one of the newly introduced thresholds is breached, the financial asset is deemed to have incurred a significant increase in credit risk and is transferred to Stage 2. This change in estimate led to an increase of the credit loss allowance in the amount of € 15 million at the time of implementation and impacted Stages 1 and 2 in all portfolios. In addition, the Group applied a threefold annualized lifetime PD increase as additional Stage 2 trigger as a backstop until the implementation of the new rating related approach. This new approach always identifies assets subject to the backstop as Stage 2 already.
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
The ECL calculation for Stage 3 distinguishes between transactions in the homogeneous and non-homogeneous portfolios, as well as POCI financial assets. For transactions that are in Stage 3 and in a homogeneous portfolio, the
Group uses a parameter-based automated approach to determine the credit loss allowance per transaction. For these transactions, the LGD parameters are to a large extent modelled to be time-dependent, i.e., consider the declining recovery expectation as time elapses after default. The allowance for credit losses for financial assets in the bank’s non-
homogeneous portfolios in Stage 3, as well as for POCI assets are determined by credit officers and have to be approved along an established authority grid up to and including the Management Board. This allows credit officers to consider currently available information and recovery expectations specific to the borrowers and the financial assets at the reporting date.

Deutsche Bank	Risk type management
Annual Report 2025	Credit Risk Management
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
Based on economic scenarios centered around the macroeconomic baseline forecast, through-the-cycle matrices are first transformed into point-in-time rating migration matrices, typically for a two-year period. The calculation of the point-in-time matrices provides the link between macroeconomic variables and the default and rating behavior of borrowers, which is derived from time series through regression techniques involving macroeconomic variables (MEVs)
and historical rating and default data. In a final step, multi-year PD curves are derived from point-in-time rating migration matrices for periods where reasonable and supportable forecasts are available and extrapolated based on through-the-
cycle rating migration matrices beyond those periods.
The second key input factor into the ECL calculation is the LGD parameter, which is defined as the likely loss intensity in case of a borrower’s default. It provides an estimation of the exposure that cannot be recovered in a default event and therefore captures the severity of a loss. Conceptually, LGD estimates are independent of a borrower’s probability of default. The LGD models applied in Stages 1 and 2, which are based on regulatory LGD models, but adjusted for IFRS 9 requirements (i.e., removal of downturn-add-on and removal of indirect costs of workout), ensure that the main drivers for losses (i.e., different levels and quality of collateralization and customer or product types or seniority of facility) are reflected as risk drivers in LGD estimates. In June 2025, the Group introduced a model update with regard to the Loss
Given Default (LGD) parameter used in the IFRS 9 accounting framework, primarily to align with the corresponding models implemented in the solvency framework following regulatory guidelines. This change in estimate led to a net reduction of the credit loss allowance in the amount of € 133 million at the time of implementation and impacted all stages. The most pronounced reduction of the credit loss allowance was observed in the Private Bank. In the Corporate
Bank and Investment Bank the net impact was primarily in stages 1 and 2 and less pronounced. However, for certain underlying portfolios such as CRE, a more pronounced increase in credit loss allowance was observed, which was offset by a reduction of credit loss allowance in other underlying portfolios in these businesses.
In the third quarter of 2025 the Group continued to validate the model performance of relevant feeder and receiver models. Three probability of default (PD) models and one LGD model were recalibrated on that basis which led to a net increase in the credit loss allowance in the amount of € 110 million, impacting all stages, mainly in the Investment Bank and Private Bank.
Forward-looking information (FLI) is also incorporated into LGD projections in terms of FLI LGD scaling factors based on forecasts for key MEVs. LGD adjustments are quantified relative to long-term historical averages, which represent a neutral reference point throughout an economic cycle.
The LGD setting for defaulted homogeneous portfolios is partially dependent on time after default and are either calibrated based on the Group’s multi-decade loss and recovery experience using statistical methods or for less significant portfolios certain LGD model input parameters (e.g., cure rates) are determined by expert judgement.

Deutsche Bank	Risk type management
Annual Report 2025	Credit Risk Management
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
Consideration of collateralization in IFRS 9 Expected Credit Loss calculation
The ECL model projects the level of collateralization for each point in time in the life of a financial asset. At the reporting date, the model uses a collateral distribution process that allocates the value of each eligible collateral to relevant financial assets. In the ECL calculation, the Group subsequently calculates the collateralization resulting from physical collateral that enters the LGD model as a risk driver based on the allocated collateral value and the exposure value of the financial asset.
For personal collateral (e.g., guarantees), the ECL model assumes that the relative level of collateralization remains stable over time. In the case of an amortizing loan, the outstanding exposure and collateral values decrease together over time. For physical collateral (e.g., real estate property), the ECL shall assume that the absolute collateral value remains constant. In case of an amortizing loan, the collateralized part of the exposure increases over time and the loan-
to-value decreases accordingly.
Certain financial guarantee contracts are integral to the financial assets guaranteed. In such cases, the financial guarantee is considered as collateral for the financial asset and the benefit of the guarantee is used to mitigate the ECL of the guaranteed financial asset.

Deutsche Bank	Risk type management
Annual Report 2025	Credit Risk Management
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
To incorporate forward looking information into the Group’s allowance for credit losses, the bank uses two key elements:
–As its base scenario, the Group uses external survey-based macroeconomic forecasts (e.g., consensus views on GDP and unemployment rates); in addition, the scenario expansion model, which has been initially developed for stress testing, is used for forecasting macroeconomic variables that are not covered by external consensus data; all forecasts are assumed to reflect the most likely development of the respective variables; the Group regularly updates its forecasts for macro-economic factors during the quarter and reviews aspects of potential model imprecision (e.g.,
MEV parameters outside the historic range used for model calibration, if not already included in the model) as part of an MEV monitoring framework to assess if an overlay is required
–Statistical techniques are then applied to transform the base scenario projections into a probability distribution of the macroeconomic variables; these scenarios specify deviations from the baseline forecasts; the scenario distribution is then used for deriving multi-year PD curves for different rating and counterparty classes, which are applied in the ECL calculation and in the identification of significant deterioration in credit quality of financial assets as described above in the rating-related Stage 2 indicators
The Group's Risk and Finance Credit Loss Provision Forum monitors the impact of forward-looking information, including the latest macroeconomic variables, on a quarterly basis and determines if any additional overlays are required. Although interest rates and inflation are not separately included in the MEVs, the economic impact of these risks is reflected in
GDP growth rates, unemployment, equities and credit spreads as higher rates and inflation filter through these forecasts.
As of December 31, 2025, the consensus data applied in the ECL model was deemed to have reflected the latest macroeconomic developments and after considering all relevant uncertainties in the MEVs no additional overlays were required.
As described earlier, the Group’s approach to reflect forward-looking information into the calculation of ECL is to incorporate forecasts for the next two to three years into PD and LGD projections. For periods beyond those covered in terms of reasonable and supportable economic forecasts, reversion to historically observed behavior of defaults, rating migrations and recoveries is used for ECL measurement.
The tables below contain relevant forward-looking information by macroeconomic variable included in the Group’s IFRS
9 model as of December 31, 2025, and as of December 31, 2024.

Deutsche Bank	Risk type management
Annual Report 2025	Credit Risk Management
Forward-looking information applied

	December 31, 20251 2
	Year 1 (4 quarter avg)	Year 2 (4 quarter avg)
GDP - USA	1.87%	1.97%
GDP - Eurozone	1.16%	1.44%
GDP - Germany	0.65%	1.54%
GDP - Italy	0.60%	0.91%
GDP - Developing Asia	4.45%	4.78%
GDP - Emerging Markets	3.85%	4.19%
Unemployment - USA	4.42%	4.29%
Unemployment - Eurozone	6.30%	6.18%
Unemployment - Germany	3.75%	3.66%
Unemployment - Italy	6.14%	6.22%
Unemployment - Spain	10.37%	10.05%
Unemployment - Japan	2.49%	2.45%
Real Estate Prices - CRE Index USA	300.74	301.87
Real Estate Prices - CRE Index Eurozone	110.44	111.75
Real Estate Prices - House Price Index USA	331.21	340.69
Real Estate Prices - House Price Index Germany	157.28	158.82
Real Estate Prices - House Price Index Spain	2,213.53	2,264.16
Equity - S&P500	6,942	7,366
Equity - Eurostoxx50	5,793	6,086
Equity - DAX40	24,453	25,886
Equity - MSCI EAFE	1,288	1,351
Equity - MSCI Asia	2,068	2,160
Equity - Nikkei	50,891	53,099
Credit - High Yield Index	308.27	348.99
Credit - CDX High Yield	333.97	370.05
Credit - CDX IG	54.64	62.78
Credit - CDX Emerging Markets	149.82	179.86
Credit - ITX Europe 125	56.42	62.27
Commodity - WTI	61.07	59.01
Commodity - Gold	3,976.94	4,189.01
1 MEV as of December 8, 2025 based on Bloomberg Consensus, which barely changed until December 31, 2025
2 Year 1 equals fourth quarter of 2025 to third quarter of 2026, Year 2 equals fourth quarter of 2026 to third quarter of 2027

Deutsche Bank	Risk type management
Annual Report 2025	Credit Risk Management

	December 31, 20241 2
	Year 1 (4 quarter avg)	Year 2 (4 quarter avg)
GDP - USA	2.23%	2.04%
GDP - Eurozone	1.04%	1.19%
GDP - Germany	0.38%	1.14%
GDP - Italy	0.74%	1.02%
GDP - Developing Asia	4.53%	4.26%
GDP - Emerging Markets	4.11%	3.81%
Unemployment - USA	4.29%	4.20%
Unemployment - Eurozone	6.46%	6.42%
Unemployment - Germany	3.46%	3.40%
Unemployment - Italy	6.50%	6.76%
Unemployment - Spain	11.12%	10.93%
Unemployment - Japan	2.48%	2.40%
Real Estate Prices - CRE Index USA	312.27	316.81
Real Estate Prices - CRE Index Eurozone	107.75	108.39
Real Estate Prices - House Price Index USA	325.05	333.47
Real Estate Prices - House Price Index Germany	152.78	158.19
Real Estate Prices - House Price Index Spain	1,959.68	2,000.70
Equity - S&P500	6,109	6,436
Equity - Eurostoxx50	4,965	5,162
Equity - DAX40	20,131	20,968
Equity - MSCI EAFE	1,069	1,112
Equity - MSCI Asia	1,602	1,630
Equity - Nikkei	38,972	39,582
Credit - High Yield Index	312.32	358.66
Credit - CDX High Yield	332.33	374.29
Credit - CDX IG	56.50	64.29
Credit - CDX Emerging Markets	177.90	202.59
Credit - ITX Europe 125	62.15	68.66
Commodity - WTI	70.46	65.85
Commodity - Gold	2,588.02	2,612.91
1 MEV as of December 5, 2024, based on Bloomberg Consensus, which barely changed until December 31, 2024
2 Year 1 equals fourth quarter of 2024 to third quarter of 2025, Year 2 equals fourth quarter of 2025 to third quarter of 2026
Model sensitivity
The Group has identified three key model assumptions included in the IFRS 9 model. These include forward looking macroeconomic variables, the quantitative criteria for determining if a borrower has incurred a significant increase in credit risk and is transferred to Stage 2, and the LGD setting on homogeneous portfolios in Stage 3. Below the bank provides sensitivity analysis on the potential impact if these key assumptions applied in the ECL model were to deviate from the bank’s base case expectations.
Macroeconomic variables
The sensitivity of the ECL model with respect to potential changes in projections for key MEVs is shown in the tables below, which provides ECL impacts for Stages 1 and 2 from downward and upward shifts applied separately to each group of MEV as of December 31, 2025, and December 31, 2024. The magnitude of the shifts is selected in the range of one standard deviation, which is a statistical measure of the dispersion of the values of a random variable. Each of these groups consists of MEVs from the same category:
–GDP growth rates: includes USA, Eurozone, Germany, Italy, Developing Asia, Emerging Markets
–Unemployment rates: includes USA, Eurozone, Germany, Italy, Japan, Spain
–Equities: S&P500, Eurostoxx50, DAX 40, Nikkei, MSCI Asia, MSCI EAFE
–Credit spreads: ITX Europe 125, High Yield Index, CDX IG, CDX High Yield, CDX Emerging Markets
–Real Estate: CRE Index Eurozone, House Price Index USA, House Price Index Germany, House Price Index Italy, House
Price Index Spain
–Commodities: WTI oil price, Gold price

Deutsche Bank	Risk type management
Annual Report 2025	Credit Risk Management
Although interest rates and inflation are not included in the above set of MEVs, adverse effects associated with changes in these risk drivers typically manifest themselves in other economic forecasts incorporated in the ECL model, such as lower GDP growth, higher unemployment or wider credit spreads.
In addition, the sensitivity analysis only includes the impact of the aggregated MEV group (i.e., potential correlations between different MEV groups or the impact of management overlays is not taken into consideration). ECL quantification for Stage 3 does not follow a model-based process for various portfolios and is therefore excluded from the following tables.
Compared to December 31, 2024, calculation of sensitivities are reflective of ECL model updates that went live in 2025, including updates to the LGD parameter used in the IFRS9 accounting framework and the Significant Increase in Credit
Risk (SICR) model for staging assessment. The effects of both FLI impacting PDs and FLI impacting LGDs were already reflected in the 2024 sensitivities. As of December 31, 2025, sensitivities additionally capture the extension of the FLI
LGD model to ex‑Postbank portfolios, resulting in higher sensitivities to real estate prices. Furthermore, the overall increase in sensitivities observed for GDP, unemployment and real estate prices is also driven by a higher ECL baseline level compared to last year.
IFRS 9 – Sensitivities of forward-looking information applied on Stage 1 and Stage 2 – Group Level

	December 31, 2025
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(76.3)	(1)pp	87.2
Unemployment rates	(0.5)pp	(49.4)	0.5pp	51.6
Real estate prices[1]	5%	(35.3)	(5%)	40.1
Equities	10%	(17.1)	(10%)	23.7
Credit spreads	(40%)	(19.5)	40%	21.6
Commodities[2]	10%	(6.9)	(10%)	7.4

	December 31, 2024
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(66.4)	(1)pp	71.8
Unemployment rates	(0.5)pp	(44.9)	0.5pp	49.0
Real estate prices[1]	5%	(13.9)	(5%)	16.0
Equities	10%	(14.1)	(10%)	17.8
Credit spreads	(40%)	(20.7)	40%	24.2
Commodities[2]	10%	(7.7)	(10%)	8.7
1 For a more severe stress test relating to the CRE portfolio that also takes into consideration existing and potential exposure in Stage 3 reference is made to the section on
Commercial Real Estate above
2Here the sign of the shift applies to oil prices changes. Gold price changes have the opposite sign. 1pp (percentage point), e.g., GDP shifts from 3% to 4% // 1%
(percentage change), e.g., Real estate price shifts from 100 to 101
At divisional level, the sensitivity analysis below was performed for the year ended December 31, 2025, and 2024, respectively, and revealed GDP growth rates, credit spreads and commodities prices to be the dominant factors for the
Investment Bank, whereas the model sensitivity for the Corporate Bank and Private Bank is mainly associated with changes in GDP growth rates and unemployment rates. The model sensitivity table for the Private Bank shows GDP growth rates and unemployment rates only, as the key MEVs relevant to the underlying portfolios.

Deutsche Bank	Risk type management
Annual Report 2025	Credit Risk Management
IFRS 9 – Sensitivities of forward-looking information applied on Stage 1 and Stage 2 - Corporate Bank

	December 31, 2025
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(16.0)	(1)pp	19.2
Unemployment rates	(0.5)pp	(11.0)	0.5pp	12.2
Real estate prices[1]	5%	(4.3)	(5)%	5.4
Credit spreads	(40)%	(4.1)	40%	4.5
Commodities[2]	10%	(2.2)	(10)%	2.4

	December 31, 2024
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(18.2)	(1)pp	20.3
Unemployment rates	(0.5)pp	(12.6)	0.5pp	14.2
Real estate prices[1]	5%	(2.1)	(5)%	2.2
Credit spreads	(40)%	(4.5)	40%	5.0
Commodities[2]	10%	(2.8)	(10)%	3.1
1 For a more severe stress test relating to the CRE portfolio that also takes into consideration existing and potential exposure in Stage 3 reference is made to the section on
Commercial Real Estate below
2 Here the sign of the shift applies to oil prices changes. Gold price changes have the opposite sign.
IFRS 9 – Sensitivities of forward-looking information applied on Stage 1 and Stage 2 - Investment Bank

	December 31, 2025
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(36.1)	(1)pp	41.5
Unemployment rates	(0.5)pp	(10.7)	0.5pp	11.6
Real estate prices[1]	5%	(19.4)	(5)%	21.5
Equities	10%	(5.6)	(10)%	9.3
Credit spreads	(40)%	(14.0)	40%	15.7
Commodities[2]	10%	(4.4)	(10)%	4.7

	December 31, 2024
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(26.4)	(1)pp	28.9
Unemployment rates	(0.5)pp	(11.0)	0.5pp	12.1
Real estate prices[1]	5%	(8.5)	(5)%	10.2
Equities	10%	(4.7)	(10)%	5.9
Credit spreads	(40)%	(13.5)	40%	16.2
Commodities[2]	10%	(4.6)	(10)%	5.3
1 For a more severe stress test relating to the CRE portfolio that also takes into consideration existing and potential exposure in Stage 3 reference is made to the section on
Commercial Real Estate below
2 Here the sign of the shift applies to oil prices changes. Gold price changes have the opposite sign.

Deutsche Bank	Risk type management
Annual Report 2025	Credit Risk Management
IFRS 9 – Sensitivities of forward-looking information applied on Stage 1 and Stage 2 - Private Bank

	December 31, 2025
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(22.6)	(1)pp	24.6
Unemployment rates	(0.5)pp	(26.9)	0.5pp	26.8

	December 31, 2024
	Upward sensitivity		Downward sensitivity
	Upward shift	ECL impact in € m.	Downward shift	ECL impact in € m.
GDP growth rates	1pp	(18.3)	(1)pp	19.3
Unemployment rates	(0.5)pp	(19.5)	0.5pp	20.6
Impact of lifetime expected credit losses for Stage 1 borrowers
As described above, the Group uses a mixture of quantitative and qualitative criteria to determine significant increase in credit risk which require, for affected borrowers, a move to lifetime ECL (Stage 2). If for all Stage 1 borrowers Deutsche
Bank were to record lifetime expected credit losses, the Group’s allowance for credit losses amounting to € 6.6 billion as of December 31, 2025 and € 6.2 billion as of December 31, 2024 which would represent an increase of approximately
28% for year end 2025 and 34% for year end 2024, respectively.
Stage 3 LGD setting
The Group’s allowance for credit losses in Stage 3 for the homogeneous portfolios amounts to € 2.4 billion as of
December 31, 2025 and € 2.3 billion as of December 31, 2024. The key driver in determining the ECL provision is the loss given default estimate, which differs by individual portfolios. Loss given default is influenced by recovery rates, proceeds from the sale of collateral, and cure rates. Some of the drivers for different portfolios include elements of expert judgment in particular on expected cure rates. If the LGD for all homogeneous portfolios were to increase by 1%, then
Stage 3 ECL would increase as of December 31, 2025 by approximately € 28 million (thereof € 20 million in Germany,
€ 5 million in Italy and € 2 million in Spain), and by approximately € 26 million as of December 31, 2024 (thereof
€ 17 million in Germany, € 5 million in Italy and € 2 million in Spain).
Management overlays applied to the IFRS 9 model output
The Group regularly reviews the IFRS 9 methodology and processes, key inputs into the ECL calculation and discusses upcoming model changes, potential model imprecisions or other estimation uncertainties, for example in the macroeconomic environment to determine if any material overlays are required. Moreover, regular reviews for evolving or emerging risks are performed, especially in the current geopolitical environment. Measures applied include client surveys and interviews, along with analysis of portfolios across businesses, regions and sectors. In addition, the Group regularly reviews and validates key model inputs and assumptions (including those in feeder models) and ensures where expert judgement is applied, it is in line with the Group’s risk management framework. As of December 31, 2025, the Group had two existing overlays, one existing overlay reflected a model refinement related to refinancing risk which had not yet been implemented and a newly created overlay to reflect observations from the bank's portfolio reviews and credit risk assessments. Apart from these known model weaknesses and overlays, the group did not identify any additional model weaknesses which would require an overlay.
As of year end 2025, the Group’s IFRS9 management overlays amounted to €156 million, compared to €124 million for year end 2024 (which resulted in an increase of Allowance for Credit Losses in both periods). Management overlays as of year end 2025 encompassed two main items, as mentioned above: Expected impacts from a model refinement related to refinancing risk and observations from the bank’s portfolio reviews and credit risk assessments. The overlay relating to refinancing risk existed already in 2024 and has been adjusted during 2025. Additionally, at the end of 2024, the Group recorded an overlay with regard to a PD parameter recalibration, which was released in 2025. The change to management overlays during the year 2025 was primarily driven by dedicated tariff overlays taken in view of the impacts from U.S. tariff announcements during the first quarter which were released during the year.

Deutsche Bank	Risk type management
Annual Report 2025	Credit Risk Management
Overall Assessment of ECL’s
To ensure that Deutsche Bank’s ECL model accounted for the uncertainties in the macroeconomic environment throughout 2025, the Group continued to review emerging risks, assessed potential baseline and downside impacts and required actions to manage the bank’s credit strategy and risk appetite. The outcome of these reviews concluded that the bank adequately provisioned for its expected credit losses as of December 31, 2025, and December 31, 2024.
Results from the above reviews and development of key portfolio indicators are regularly discussed at the Credit Risk
Appetite and Management Forum and Group Risk Committee and as appropriate at the Management Board and the
Audit Committee. Where necessary, actions and measures are taken to mitigate the risks. Client ratings are regularly reviewed to reflect the latest macroeconomic developments and where potentially significant risks are identified clients are moved to the watchlist (Stage 2), forbearance measures may be negotiated, and credit limits and collateralization are reviewed. Overall, the Group believes that based on its day-to-day risk management activities and regular reviews of emerging risks it has adequately provided for its ECL.
IFRS 9 model results
Provision for credit losses was €1.7 billion in 2025, down from €1.8 billion in 2024 and 35 basis points (bps) of average loans, in line with the guidance the bank provided after the third quarter. The decrease was primarily driven by lower
Stage 3 provisions, notwithstanding persistently elevated provisions for the commercial real estate sector. This was partially offset by higher Stage 1 and Stage 2 provisions resulting from model-related effects.
With regard to climate risks, estimates of higher transition and physical risk exposures and their impact on the ECL did not result in any adjustment of credit loss provisions for the years ended December 31, 2025 as well as December 31, 2024.
For details of the provision for credit losses related to the segments, please refer to section “Segment results of operations”.
For details on the Group’s accounting policy related to IFRS 9 Impairment, please refer to Note 01 “Material accounting policies and critical accounting estimates” of the consolidated financial statements.

Deutsche Bank	Risk type management
Annual Report 2025	Credit Risk Management
Managing and mitigation of credit risk
Managing credit risk on counterparty level
Credit-relevant counterparties are principally allocated to credit officers within credit teams which are organized by type of counterparty (such as financial institutions, corporates or private individuals), economic area (e.g., emerging markets)
or product and supported by dedicated rating analyst teams where deemed necessary, except for retail clients, which are managed by the sales unit. The individual credit officers have the relevant expertise and experience to manage the credit risks associated with these counterparties and their associated credit related transactions. For retail clients, credit decision making and credit monitoring is highly automated due to standardized products and processes. Credit Risk
Management has oversight of the respective processes and tools used in these highly automated retail credit processes.
It is the responsibility of each credit authority holder or credit officer to undertake ongoing credit monitoring for their allocated counterparties. Deutsche Bank also has procedures in place intended to identify credit exposures for which there may be an increased risk of deteriorated risk/loss at an early stage.
In instances where Deutsche Bank has identified counterparties with emerging concern about their credit quality deteriorating or likely to deteriorate to the point where they present a heightened risk of default/loss, the respective counterparty is generally placed on the “Watchlist”. Deutsche Bank aims to identify those counterparties at an early stage to ensure that credit exposures with increased risks are effectively managed, the Bank’s risk management tools are appropriately applied aiming to minimize potential losses. The objective of this early warning system is to address potential problems while adequate options for action are still available. This early risk detection is a tenet of Deutsche
Bank’s credit culture and is designed to raise management awareness of these positions.
Credit limits for individual counterparties are established by the Credit Risk Management function (except for retail clients) applying credit authorities assigned to individual Credit Officers. This also applies to settlement risk that must fall within limits pre-approved by Credit Risk Management and in a manner that reflects expected settlement patterns for the subject counterparty. Credit approvals are documented by electronic signature under 4-eye principle by the respective credit authority holders and are retained for future reference.
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
Mitigation of credit risk on counterparty level
In addition to determining counterparty credit quality by assigning internal ratings and the alignment of the exposure with the Bank’s counterparty concentration risk guidelines, Deutsche Bank also uses various credit risk mitigation and protection techniques to optimize credit exposure and reduce potential credit losses. These techniques are applied in the following forms:
–Comprehensive and enforceable credit documentation with adequate terms and conditions
–Collateral in its various forms to reduce losses by increasing the recovery of obligations; key principles for collateral management include legal effectiveness and enforceability, prudent and realistic collateral valuations, risk and regulatory capital reduction, as well as cost efficiency
–Risk transfers, which shift the risk of default of an obligor to a third-party, including significant risk transfer instruments are executed by the bank’s Strategic Corporate Lending (SCL) business unit
–Netting and collateral arrangements which reduce the credit exposure from derivatives and securities financing transactions (e.g., repo transactions)
–Hedging of derivatives counterparty risk including CVA, using primarily CDS contracts via the bank’s Counterparty
Portfolio Management desk

Deutsche Bank	Risk type management
Annual Report 2025	Credit Risk Management
Collateral
Deutsche Bank regularly agrees on collateral to be received from customers that are subject to credit risk or to be provided by third parties agreed by legally effective and enforceable contracts as documented by a written and reasoned legal opinion. Collateral is credit protection in the form of (funded) assigned or pledged assets or (unfunded)
third-party obligations that serves to mitigate the inherent risk of credit loss in an exposure, by either improving recoveries in the event of a default or substituting the counterparty default risk. Deutsche Bank generally takes all types of eligible collateral for its respective businesses but may limit accepted collateral types for specific businesses or regions as customary in the respective market or driven by purpose of efficiency. While collateral can be an alternative source of repayment, it does not replace the necessity of high-quality underwriting standards and a thorough assessment of the debt service ability of the counterparty in line with Article 194 (9) CRR.
Deutsche Bank distinguishes the following two types of credit protection approaches:
–Funded Credit Protection like financial and other collateral, which enables Deutsche Bank to recover all or part of the outstanding exposure by liquidating the collateral/asset provided, in cases where the counterparty is unable or unwilling to fulfill its primary obligations. Cash collateral, securities (equity, bonds), collateral pledges or assignments of other claims or inventory, movable assets (i.e., plant, machinery, ships and aircraft) and real estate typically fall into this category; all financial collateral is regularly, mostly daily, revalued and measured against the respective credit exposure; the value of other collateral, including real estate, is monitored based upon established processes that includes regular reviews or revaluations by internal and/or external experts
–Unfunded Credit Protection like Guarantees, which complement the counterparty’s ability to fulfill its obligation under the legal contract and as such is provided by uncorrelated third parties. Letters of credit, credit insurance, export credit insurance, guarantees, credit derivatives and (unfunded) risk participations typically fall into this category. Guarantees and strong letters of comfort provided by correlated group members of customers (generally the parent company) may also be accepted and considered in approved rating approaches; guarantee collateral with a non-investment grade rating of the guarantor is limited
Deutsche Bank’s processes seek to ensure that the collateral accepted for risk mitigation purposes is of high quality. This includes processes to generally ensure legally effective and enforceable documentation for realizable and measurable collateral or assets which are evaluated within the on-boarding process by dedicated internal appraisers or teams with the respective qualification, skills and experience or adequate external valuers mandated in regulated processes. The applied valuations follow generally accepted valuation methods or models and include the identification of material climate physical and transition risks. Ongoing correctness of values is monitored by collateral type-specific, appropriately frequent, and event-driven reviews considering relevant risk parameters. Revaluations are applied in cases of identified probable material deterioration and future monitoring may be adjusted respectively. The assessment of the suitability of collateral for a specific transaction is part of the credit decision and must be undertaken in a conservative way. Deutsche Bank strives to avoid “wrong-way” risk characteristics where the counterparty’s risk is positively correlated with the risk of deterioration in the collateral value. If collateral with material correlation risk is accepted anyhow, a potential impact on its value is considered conservatively in the valuation. For unfunded credit protection like guarantees, the process for the analysis of the guarantor’s creditworthiness is aligned to the credit assessment process for credit-relevant counterparties.
For funded collateral, the value depends on the type and quality of the respective collateral as well as its suitability for third-party use, its lifespan and other value-influencing factors. Haircuts reflecting risks of liquidation in a default scenario are implicitly considered in the LGD estimation. Collateral can either move in value over time (dynamic value) or not (static value). Deutsche Bank uses value deductions to reflect i.a.:
–price fluctuations,
–insufficient third-party usability,
–limitations on liquidation/realization,
–currency mismatch between the secured exposure and the collateral,
–maturity mismatch,
–environmental risks,
–asset specific aspects (age-related discounts, encumbrances and restrictions),
–correlation between the performance of the borrower and the value of the collateral, e.g., in the case of the pledge of a borrower’s own shares or securities (in this case generally full correlation leads to a 100% value deduction).
These value deductions are either applied within the scope of the assessment and hence directly considered in the market value or deducted afterwards.

Deutsche Bank	Risk type management
Annual Report 2025	Credit Risk Management
Risk transfers
Risk transfers to third parties form a key part of the bank’s overall risk management process and are executed in various forms, including outright sales, hedging, and securitizations (significant risk transfers). Risk transfers are conducted by the respective business units and/or by Strategic Corporate Lending (SCL), in accordance with specifically approved mandates.
Strategic Corporate Lending manages the credit risk of loans and lending-related commitments of the institutional and corporate credit portfolio, the leveraged lending portfolio and the medium-sized German companies’ portfolio across the bank’s Corporate Bank and Investment Bank segments. SCL closely monitors significant risk transfers (SRT) to avoid loan maturities exceeding the credit protection with replenishment periods allowing to roll hedges and mitigate rollover risk that might be caused by volatility in the SRT issuance market. In addition, the majority of Deutsche Bank’s SRTs are structured as fully funded credit linked notes, removing counterparty credit risk.
Acting as a central pricing reference, Strategic Corporate Lending provides the businesses with an observed or derived capital market rate for loan applications; however, the decision of whether or not the business can enter into the credit risk remains exclusively with Credit Risk Management.
Strategic Corporate Lending focuses on, managing risk return and single-name credit risk concentrations within the credit portfolio and by utilizing techniques including loan sales, securitization (significant risk transfer), sub-participations and credit default swaps.
Netting and collateral arrangements for derivatives and securities financing transactions
Netting (i.e., credit line netting for purposes of the internal capital adequacy assessment process under the Capital
Requirements Directive (Directive 2013/36/EU) and regulatory netting under CRR) is applicable to both exchange traded derivatives and OTC derivatives (whether cleared or uncleared). Netting is also applied to securities financing transactions (e.g., repurchase, securities lending and margin lending transactions) as far as documentation, structure and nature of the risk mitigation allow netting with the underlying credit risk in accordance with applicable law and the bank’s Financial Contracts Netting and Collateral KOD – Legal ( “Netting Policy”). While cross-product netting between derivatives and securities financing transactions may be used in certain cases, the bank does not make use of cross-
product netting for regulatory purposes.
All exchange traded derivatives are cleared through Central Counterparties (CCPs), which interpose themselves between the trading entities by becoming the counterparty to each of the entities. Where legally required or where available and to the extent agreed with the bank’s counterparties, Deutsche Bank also uses CCP clearing for its OTC derivative transactions.

Deutsche Bank	Risk type management
Annual Report 2025	Credit Risk Management
The Dodd-Frank Act and related Commodity Futures Trading Commission (CFTC) rules require CCP clearing in the
United States for certain standardized OTC derivative transactions, including certain interest rate swaps and index credit default swaps, subject to limited exceptions when facing certain counterparties. The European Regulation (EU) No
648/2012 on OTC Derivatives, CCPs and Trade Repositories (EMIR) and the Commission Delegated Regulations (EU)
2015/2205, (EU) 2015/592 and (EU) 2016/1178 based thereupon introduced mandatory CCP clearing in the EU for certain standardized OTC derivatives transactions. Mandatory CCP clearing in the EU began for certain interest rate derivatives on June 21, 2016 and for certain iTraxx-based credit derivatives and additional interest rate derivatives on
February 9, 2017. Article 4 (2) of EMIR authorizes competent authorities to exempt intragroup transactions from mandatory CCP clearing, provided certain requirements, such as full consolidation of the intragroup transactions and the application of an appropriate centralized risk evaluation, measurement and control procedure are met. The bank successfully applied for the clearing exemption for a number of its regulatory-consolidated subsidiaries with intragroup derivatives, including e.g., Deutsche Bank Securities Inc. and Deutsche Bank Luxembourg S.A. As of December 31, 2025,
the bank is allowed to make use of intragroup exemptions from the EMIR clearing obligation for a number of bilateral intragroup relationships. The extent of the exemptions differs as not all entities enter into relevant transaction types subject to the clearing obligation. Of the intragroup relationships, some are relationships where both entities are established in the European Union (EU) for which a full exemption has been granted, and most are relationships where one is established in a third country (“Third Country Relationship”). Third Country Relationships required repeat applications for each new asset class being subject to the clearing obligation; the process took place in the course of
2017. Due to “Brexit”, the status of some group entities has changed from an EU entity to a third country entity, but there has been no impact for the bank in respect of clearing exemptions. Due to amendments of EMIR entering into force
December 31, 2025, there were some changes to the intragroup exemption requirements, but, as a matter of principle,
Deutsche Bank is able to continue to use pre-existing clearing exemptions.
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
In its risk measurement and risk assessment processes Deutsche Bank applies close-out netting only to the extent
Deutsche Bank has concluded that the master agreement is legally valid and enforceable in all relevant jurisdictions and the recognition of close-out netting has been approved in accordance with the bank’s Netting Policy.
Deutsche Bank also enters into credit support annexes (CSAs) to master agreements in order to further reduce the bank’s derivatives-related credit risk. These annexes generally provide risk mitigation through periodic, usually daily, margining of the covered exposure. The CSAs also provide for the right to terminate the related derivative transactions upon the counterparty’s failure to honor a margin call. As with netting, when Deutsche Bank believes the annex is enforceable,
Deutsche Bank reflects this in its exposure measurement.

Deutsche Bank	Risk type management
Annual Report 2025	Credit Risk Management
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
The Dodd-Frank Act and CFTC rules thereunder, including CFTC rule § 23.504, as well as EMIR and Commission
Delegated Regulation based thereon, namely Commission Delegated Regulation (EU) 2016/2251, introduced the mandatory use of master agreements and related CSAs, which must be executed prior to or contemporaneously with entering into an uncleared OTC derivative transaction. Certain documentation is also required by the U.S. margin rules adopted by U.S. prudential regulators. Under the U.S. prudential regulators’ margin rules, Deutsche Bank is required to post and collect initial margin for its uncleared derivatives exposures with other derivatives dealers, as well as with the bank’s counterparties that (i) are “financial end users,” as that term is defined in the U.S. margin rules, and (ii) have an average daily aggregate notional amount of uncleared swaps, uncleared security-based swaps, foreign exchange forwards and foreign exchange swaps exceeding U.S.$ 8 billion in June, July and August of the previous calendar year.
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
Under Commission Delegated Regulation (EU) 2016/2251, which implements the EMIR margin requirements, the CSA must provide for daily valuation and daily variation margining based on a zero threshold and a minimum transfer amount of not more than € 500,000. For large derivative exposures exceeding € 8 billion, initial margin has to be posted as well. The variation margin requirements under EMIR apply as of March 1, 2017; the initial margin requirements originally were subject to a staged phase-in until September 1, 2021. However, legislative changes published on February 17, 2021 extended deadlines into 2022. Under Article 31 of Commission Delegated Regulation
(EU) 2016/2251, an EU party may decide to not exchange margin with counterparties in certain non-netting jurisdictions provided certain requirements are met. Pursuant to Article 11 (5) to (10) of EMIR, competent authorities are authorized to exempt intragroup transactions from the margining obligation, provided certain requirements are met. While some of those requirements are the same as for the EMIR clearing exemptions (see above), there are additional requirements such as the absence of any current or foreseen practical or legal impediment to the prompt transfer of funds or repayment of liabilities between intragroup counterparties. The bank is making use of this exemption. The bank has successfully applied for the collateral exemption for some of its regulatory-consolidated subsidiaries with intragroup derivatives, including, e.g., Deutsche Securities Inc. and Deutsche Bank Luxembourg S.A.
As of December 31, 2025, the bank is allowed to use intragroup exemptions from the EMIR collateral obligation for a number of bilateral intragroup relationships which are published under db.com/legal-resources/european-market-
infrastructure-regulation/intra-group-exemptions-margining. For some bilateral intragroup relationships, the EMIR margining exemption may be used based on Article 11 (5) of EMIR, i.e., without the need for any application or publication, because both entities are established in the same EU Member State. For third country subsidiaries, the intragroup exemption was originally limited until the earlier of June 30, 2025 and four months after the publication of an equivalence decision by the EU Commission under Article 13(2) EMIR, unless, in the case of an equivalence decision being applicable, a follow-up exemption application is made and granted. With the EMIR amendments having entered into force on 24 December 2024 (Regulation (EU) 2024/2987), a so-called “equivalence decision” is no longer a requirement for a margin exemption. As a matter of principle, Deutsche Bank is able to continue to use pre-existing margin exemptions.
Concentrations within credit risk mitigation
Concentrations within credit risk mitigations taken may occur if a number of guarantors and credit derivative providers with similar economic characteristics are engaged in comparable activities with changes in economic or industry conditions affecting their ability to meet contractual obligations. Concentration risk may also occur in collateral portfolios (e.g., multiple claims and receivables against third parties) which are considered conservatively within the valuation process and/or on-site inspections where applicable. Deutsche Bank uses a range of tools and metrics to monitor its credit risk mitigating activities and potential concentrations.
For more qualitative and quantitative details in relation to the application of credit risk mitigation and potential concentration effects please refer to the section “Maximum exposure to credit risk”.

Deutsche Bank	Risk type management
Annual Report 2025	Credit Risk Management
Managing credit risk on portfolio level
Enterprise and Treasury Risk Management (ETRM) sets the framework for the management of concentration risks at a portfolio level. This includes strategically setting, monitoring, reviewing, reporting, and controlling credit risk appetites across various dimensions such as Deutsche Bank Group, Corporate Division, Business Unit , legal entity, branch, country, and industry level that need to be considered in the context of credit approvals. ETRM is also responsible for calibrating and monitoring the single name counterparty concentration grid that provides guidance to credit officers on limit sizing at counterparty level. In addition, ETRM provides a comprehensive and holistic view of the bank’s risk profile across risk types.
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
Emerging Risks and portfolio developments are discussed at the monthly Credit Risk and Portfolio Management Forum which includes representation from senior credit risk managers including the Head of Credit Risk Management, as well as senior managers from ETRM.
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
In the bank’s industry risk management framework, thresholds are established by ETRM for aggregate credit limits to counterparties within each industry sub-portfolio. For risk management purposes, the aggregation of limits across industry sectors follows an internal risk view that does not have to be congruent with NACE (Nomenclature statistique des activités économiques dans la Communauté européenne) code-based view applied elsewhere in this report.
Beyond credit risk, the bank’s industry risk framework comprises of thresholds for Traded Credit Positions while key industry relevant non-financial risks are considered.

Deutsche Bank	Risk type management
Annual Report 2025	Credit Risk Management
Country risk management
Avoiding undue concentrations from a regional and country perspective is also an integral part of the bank’s credit risk management framework. In order to achieve this, country risk thresholds are set for countries in Non-Japan Asia, Central
Eastern Europe, Middle East & Africa and Latin America as well as selected Developed Markets countries (based on internal country risk ratings). These thresholds are set for aggregate exposures to all counterparties assigned to specific
‘country of risk’. The counterparty’s ‘country of risk’ reflects its main (macro) economic risk, balance sheet earnings, jurisdiction, or other financial dependencies. Country of risk is typically aligned with the counterparty’s 'country of domicile’. As such, for the bank’s country risk management purposes, the aggregation of exposures across countries may differ from the geographical exposure view applied elsewhere in this report.
Country portfolios are regularly reviewed with the frequency of review dependent on portfolio size and risk profile as well as risk developments. Larger/riskier portfolios are reviewed at least on an annual basis. These reviews assess amongst other factors, key macroeconomic and political risk developments and outlook; portfolio composition, quality developments and risk concentrations under normal and stress conditions. Based on this and taking into account the
Group’s Risk Appetite and strategy, country risk appetite and strategies are set by ETRM.
In addition to country thresholds, thresholds are set to monitor country-on-country wrong-way risk exposure. Beyond credit risk, the bank’s country risk framework comprises thresholds for trading positions that measure the aggregate market value of traded credit risk positions. For Emerging Markets, market risk thresholds are also set to measure the profit and loss impact under specific country stress scenarios on trading positions across the bank’s portfolio.
Furthermore, thresholds are set for capital and intra-group funding exposure of Deutsche Bank entities in above countries given the transfer risk inherent in these cross-border positions. Key non-financial risks are considered and factored into financial threshold setting considerations where relevant. To assess country risk, Deutsche Bank utilizes different measures including country risk ratings that are set and monitored by the research team within ETRM. These ratings include:
–Sovereign default ratings which measure the probability of the sovereign defaulting on its foreign or local currency obligations
–Transfer risk ratings which measure the probability of a “transfer risk event”, i.e., the risk that an otherwise solvent debtor is unable to meet its obligations due to inability to obtain foreign currency or to transfer assets as a result of direct sovereign intervention
All sovereign and transfer risk ratings are reviewed, at least on an annual basis.
Climate and environmental risk management
The bank established a dedicated framework for the management of climate and environmental risks. The framework sets out key requirements around governance, risk identification and materiality assessment, risk appetite, risk monitoring, controls and stress testing.
Concentrations of climate and environmental risks are monitored, via dedicated reports, by key committees of the Bank
(e.g., the Group Risk Committee), and are managed through:
–Risk Appetite thresholds around the bank’s decarbonization targets, established for eight priority sectors (Upstream
Oil and Gas, Power Generation, Automotive - Light Duty, Steel, Coal Mining, Cement and Aviation) and the overall financed emissions of the Corporate Loan Book
–Early Warning Indicators, established across different portfolios (Corporates, Sovereigns and Financial Institutions) for
climate-transition, climate-physical and nature-related risks
New transactions with a significant impact on the bank’s financed emissions and/or net zero targets are reviewed by the
Group Net Zero Forum consisting of senior representatives from the Business, Risk, and the Chief Sustainability Office.
The review of the forum’s members includes an assessment of client sustainability disclosures, transition strategies, decarbonization targets and governance. New transactions must fit within Deutsche Bank’s internal sectoral risk appetite aligned to net zero targets. In 2024 and continuing in 2025, the Group-level sectoral risk appetite metrics were cascaded to the divisions, to enhance their responsibility and support their business strategies. In this context, dedicated Divisional
Net Zero Fora in the Corporate Bank and the Investment Bank have been established.

Deutsche Bank	Risk type management
Annual Report 2025	Credit Risk Management
Product/Asset class specific risk management
Complementary to the bank’s counterparty, industry and country risk approach, Deutsche Bank has a framework to manage certain asset class risk concentrations and sets limits or thresholds where required for risk management purposes. For purposes of DB’s internal portfolio risk management, asset classes are groups of financial exposures that exhibit similar performance and behaviors in both normal operating conditions and under severe stress. The exposures in an asset class will typically have a common characteristic or sensitivity to the same economic and/or market factors and business, legal and regulatory developments. When such characteristic or sensitivity is triggered, transactions in the asset class may react and perform in a similar manner. These are portfolios which the bank’s Risk division considers as having the potential for sizable tail risks and require additional monitoring. Group-wide credit risk appetite is considered in the setting of asset class risk limits or thresholds.
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
The afore-mentioned risks regarding distribution and credit spread movement apply to this business unit, however, are managed under a range of specific notional as well as market risk limits. The latter require the business to also hedge its underwriting pipeline against market dislocations. The fee-based model of the bank’s Leveraged Debt Capital Markets business unit includes a restrictive approach to single-name risk concentrations retained on Deutsche Bank’s balance sheet, which results in a diversified overall portfolio without any material concentrations. The resulting longer-term on-
balance sheet portfolio is also subject to a comprehensive credit limit and hedging framework.
Deutsche Bank also provides material underwriting activity through its Debt Capital Markets desk which is focused on supporting Investment Grade and cross-over rated corporate borrowers, usually in connection with M&A transaction financing. These exposures are typically 12-24 month bridge loans, which are expected to be repaid by syndicated loans and/or capital markets issuance by the borrower. Deutsche Bank does not bear market placement or pricing risk on these exposures but faces funding risk and credit risk for the duration of the commitment, which are managed through notional underwriting limits for the Group and an industry concentration framework.

Deutsche Bank	Risk type management
Annual Report 2025	Market Risk Management
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
The Group distinguishes between three substantially different types of market risk:
–Trading market risk arises primarily through the market-making and client facilitation activities of the Investment Bank segment. This involves taking positions in debt, equity, foreign exchange, other securities and commodities as well as in equivalent derivatives
–Traded default risk arising from defaults and rating migrations relating to trading instruments
–Non-trading market risk arises from market movements, primarily outside the activities of the trading units, in the banking book and from off-balance sheet items; this includes interest rate risk, credit spread risk, investment risk and foreign exchange risk as well as market risk arising from pension schemes, guaranteed funds and equity compensation; non-trading market risk also includes risk from the modeling of client deposits as well as savings and loan products
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
Trading market risk
The Group’s primary mechanism to manage trading market risk is the application of the bank’s risk appetite framework, of which the limit framework is a key component. The Management Board, supported by Market Risk Management, sets group-wide value-at-risk, economic capital and portfolio stress testing limits for market risk in the trading book. Market
Risk Management allocates this overall appetite to the business segments and their individual business units based on established and agreed business plans. Deutsche Bank also has business aligned heads within Market Risk Management who establish business unit limits, by allocating the limit down to individual portfolios, geographical regions and types of market risks.
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
Business units are responsible for adhering to the limits against which exposures are monitored and reported. The market risk limits set by Market Risk Management are monitored on a daily, weekly and monthly basis, dependent on the risk management tool being used.

Deutsche Bank	Risk type management
Annual Report 2025	Market Risk Management
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
Risk management VaR is calibrated to a 99% confidence level and a one-day holding period. This means we estimate there is a 1 in 100 chance that a mark-to-market loss from the bank´s trading positions will be at least as large as the reported VaR. For regulatory capital purposes, the VaR model is calibrated to a 99% confidence interval and a ten-day holding period.
The calculation employs a historical simulation technique that uses one-year of historical market data as input and observed correlations between the risk factors during this one-year period.
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
When using VaR results a number of considerations should be taken into account. These include:
–The use of historical market data may not be a good indicator of potential future events, particularly those that are extreme in nature; this “backward-looking” limitation can cause VaR to understate future potential losses (as in financial credit crisis 2008/09), but can also cause it to be overstated immediately following a period of significant stress (as in COVID-19 pandemic)
–The one day holding period does not fully capture the market risk arising during periods of illiquidity, when positions cannot be closed out or hedged within one day
–VaR does not indicate the potential loss beyond the 99th quantile
–Intra-day risk is not reflected in the end of day VaR calculation
–There may be risks in the trading or banking book that are not fully captured in the VaR model (either partially captured or missing entirely)
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
which in turn yields a more accurate estimate of the contribution of these missing items and their potential capitalization.
Deutsche Bank is committed to the ongoing development of the internal risk models, and substantial resources are allocated to review, validate and improve them.

Deutsche Bank	Risk type management
Annual Report 2025	Market Risk Management
Stressed Value-at-Risk
Stressed Value-at-Risk (SVaR) calculates a stressed value-at-risk measure based on a one year period of significant market stress. The Group calculates a stressed value-at-risk measure using a 99% confidence level. Stressed VaR is calculated with a holding period of ten days. The SVaR calculation utilizes the same systems, trade information and processes as those used for the calculation of value-at-risk. The only difference is that historical market data and observed correlations from a period of significant financial stress (i.e., characterized by high volatilities) are used as an input for the historical simulation.
The stress period selection process for the stressed value-at-risk calculation is based on the comparison of VaR calculated using historical time windows compared to the current SVaR. If a historical window produces a VaR which is higher than the current SVaR, it is further investigated and the SVaR window can subsequently be updated accordingly.
This process runs on a quarterly basis.
During 2025, the stress period selection process for the Group was conducted as outlined above. As a result, the SVaR window used at various periods in 2025 included the financial credit crisis of 2008/09, the European sovereign crisis of
2011/12 and COVID-19 crisis of 2019/20
Incremental Risk Charge
Incremental Risk Charge captures default and credit rating migration risks for credit-sensitive positions in the trading book. The Group uses a Monte Carlo Simulation for calculating incremental risk charge as the 99.9% quantile of the portfolio loss distribution over a one-year capital horizon under a constant position approach and for allocating contributory incremental risk charge to individual positions.
The model captures the default and migration risk in an accurate and consistent quantitative approach for all portfolios.
Important parameters for the incremental risk charge calculation are exposures, recovery rates, maturities, ratings with corresponding default and migration probabilities and parameters specifying issuer correlations.
Market risk standardized approach
The Market Risk Standardized Approach (MRSA) is used to determine the regulatory capital charge for the specific market risk of trading book securitizations, for certain types of investment funds and for longevity risk as set out in CRR/
CRD regulations.
Trading market risk economic capital
Deutsche Bank’s market risk economic capital migrated to historical simulation approach from Monte Carlo in the second quarter of 2025. This aligns the scenario generation concept in economic capital calculation with the one used for regulatory capital. The model comprises two core components, the “common risk” component covering risk drivers across all businesses and the “business-specific risk” component, which enriches the Common Risk via a suite of Business
Specific Stress Tests. Both components are calibrated to historically observed severe market shocks. Common risk is calculated using a scaled version of the SVaR framework while Business Specific Stress Tests are designed to capture more product/business-related bespoke risks (e.g., complex basis risks) as well as higher order risks not captured in the common risk component.

Deutsche Bank	Risk type management
Annual Report 2025	Market Risk Management
Traded default risk economic capital
The Traded Default Risk Economic Capital captures the relevant credit exposures across Deutsche Bank’s trading and fair value banking books. Trading book exposures are monitored by Market Risk Management via single name concentration and portfolio thresholds which are set based upon rating, size and liquidity. Single name concentration risk thresholds are set for two key metrics: Default Exposure, i.e., the P&L impact of an instantaneous default at the current recovery rate, and bond equivalent Market Value, i.e., default exposure at 0% recovery. In order to capture diversification and concentration effects, a joint calculation for traded default risk economic capital and credit risk economic capital is performed. Important parameters for the calculation of traded default risk are exposures, recovery rates and default probabilities as well as maturities. The probability of joint rating downgrades and defaults is determined by the default and rating correlations of the portfolio model. These correlations are specified through systematic factors that represent countries, geographical regions and industries.
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
As of December 31, 2025, the amount of the additional value adjustments was €1.7 billion. The December 31, 2024, amount was €1.7 billion. No material changes noted year-on-year.
As of December 31, 2025, the reduction of the expected loss from subtracting the additional value adjustments was €80 million, which partly mitigated the negative impact of the additional value adjustments on the bank’s CET 1 capital.
Non-trading market risk
Non-trading market risk arises primarily from activities outside of the trading units, in the banking book, including pension schemes and guarantees, and embedding considerations of different accounting treatments of transactions. Significant market risk factors to which the Group is exposed and are overseen by risk management groups in that area are interest rate risk (including risk from embedded optionality and changes in behavioral patterns for certain product types), credit spread risk, foreign exchange risk (including structural foreign exchange risk) and equity risk (including equity compensation related risk and investments in public and private equity as well as real estate, infrastructure and fund assets).
As for trading market risks the Group’s risk appetite and limit framework is also applied to manage the exposure to non-
trading market risk. At Group level those are captured by limits set by the Management Board for market risk economic capital capturing exposures to all market risks across asset classes, and for earnings and economic value based metrics for interest rate risk in the banking book. Those limits are cascaded down by Market Risk Management to the divisional or portfolio level. The limit framework for non-trading market risk exposure is further complemented by a set of business specific stress tests, value-at-risk & sensitivity limits monitored on a daily or monthly basis dependent on the risk measure being used.

Deutsche Bank	Risk type management
Annual Report 2025	Market Risk Management
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
The Group manages its IRRBB exposures using economic value as well as earnings based measures. The Group Treasury function is mandated to manage the interest rate risk centrally, with Enterprise and Treasury Risk Management acting as
2nd Line of Defense (LoD). The Group Asset & Liability Committee (ALCo) oversees and steers the Group’s structural interest risk position and the management of the net interest income. The ALCo monitors the sensitivity of financial resources and associated metrics to key market parameters such as interest rate curves and oversees adherence to divisional/business financial resource limits.
Economic value based measures analyze the change in economic value of banking book assets, liabilities and off-balance sheet exposures resulting from interest rate movements, independent of the accounting treatment. Thereby the Group measures the change in economic value of equity (∆EVE) as the maximum decrease of the banking book economic value under the six standard scenarios defined by the EBA in addition to internal stress scenarios for risk steering purposes. For the reporting of internal stress scenarios and risk appetite, the Group applies several modelling assumptions as used in this disclosure. When aggregating the change in economic value of equity ∆EVE across different currencies, the Group adds up negative and positive changes without applying weight factors for positive changes. Furthermore, the Group is using behavioral model assumptions for the interest rate duration of own equity capital as well as non-maturity deposits from financial institutions.
Earnings-based measures analyze the expected change in net interest income (NII) resulting from interest rate movements over a defined time horizon, compared to a defined benchmark scenario. Thereby the Group measures the change in net interest income (∆NII) as the maximum reduction under the six standard scenarios defined by the EBA in addition to internal stress scenarios for risk steering purposes, compared to a market implied curve scenario, over a period of 12 months.
The Group employs mitigation techniques to hedge the interest rate risk arising from non-trading positions within given limits. The interest rate risk arising from non-trading asset and liability positions is managed by the Treasury Markets &
Investments team, part of Group Treasury. Thereby the Group uses derivatives and applies different hedge accounting techniques such as fair value hedge accounting or cash flow hedge accounting. For fair value hedges, the Group uses interest rate swaps and options contracts to manage the fair value movements of fixed rate financial instruments due to changes in benchmark interest rate. For hedges in the context of the cash flow hedge accounting, the Group uses interest rate swaps to manage the exposure to cash flow variability of the variable rate instruments as a result of changes in benchmark interest rates.
The Group assesses and measures hedge effectiveness of a hedging relationship based on the change in the fair value or cash flows of the derivative hedging instrument relative to the change in the fair value or cash flows of the hedged item attributable to the hedged risk.
The Model Risk Management function performs independent validation of models used for IRRBB measurement, as for all market risk models, in line with Deutsche Bank’s group-wide risk governance framework.
The calculation of VaR and sensitivities of interest rate risk is performed daily, whereas the measurement and reporting of economic value interest rate and earnings risk is performed on a monthly basis. The Group generally uses the same metrics in its internal management systems as it applies for the disclosure in this report.
Deutsche Bank’s key modelling assumptions are applied to the positions in the Private Bank and Corporate Bank segments. Those positions are subject to risk of changes in clients’ behavior with regard to their deposits as well as loan products. The Group regularly tests (at least annually) the assumptions and updates them where appropriate following a defined governance process.
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
interest rates, volatility of deposit balances and observable client behavior. For the reporting period the average repricing maturity assigned across all such replicating portfolios is 2.44 years and Deutsche Bank uses 15 years as the longest repricing maturity.

Deutsche Bank	Risk type management
Annual Report 2025	Market Risk Management
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
Credit spread risk in the banking book
Deutsche Bank is exposed to credit spread risk in the Banking Book (CSRBB) mainly from bonds held by Treasury for liquidity reserve and asset liability interest rate risk management activities. The credit spread risk in the banking book is managed by Treasury and the businesses, with Enterprise and Treasury Risk Management acting as an independent oversight function ensuring that the exposure is within the approved risk appetite. The perimeter for the measurement and monitoring of CSRBB exposure extends beyond fair value assets and liabilities and also includes positions accounted for at amortized cost whose pricing is linked to an observable market benchmark. The calculation of credit spread sensitivities and value-at-risk for material credit spread exposure is in general performed on a daily basis. The measurement and reporting of economic capital and specific CSRBB stress tests are performed on a monthly basis.
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
Equity and investment risk
Non-trading equity risk is arising predominantly from non-consolidated investment holdings in the banking book and from equity compensation plans.
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
The equity investment holdings are included in regular group-wide stress tests and the monthly market risk economic capital calculations.
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
Other risks in the banking book
Market risks in the Asset Management business primarily result from principal guaranteed funds or accounts, but also from co-investments in the bank’s funds.

Deutsche Bank	Risk type management
Annual Report 2025	Market Risk Management
Non-trading market risk economic capital
Non-trading market risk economic capital is calculated either by applying the standard trading market risk economic capital methodology or through the use of non-trading market risk models that are specific to each risk class and which consider, among other factors, historically observed market moves, the liquidity of each asset class, and changes in client’s behavior in relation to products with behavioral optionality.
Market risk stress testing
Stress testing is a key risk management technique, which evaluates the potential effects of extreme market events and movements in individual risk factors. It is one of the core quantitative tools used to assess the market risk of Deutsche
Bank’s positions and complements VaR and Economic Capital. Market Risk Management performs several types of stress testing to capture the variety of risks (Portfolio Stress Testing, individual specific stress tests at business unit level and
Event Risk Scenarios) and also contributes to Group-wide stress testing. These stress tests cover a wide range of severities designed to test the earnings stability and capital adequacy of the bank.

Deutsche Bank	Risk type management
Annual Report 2025	Liquidity Risk Management
Liquidity Risk Management
Liquidity risk arises from Deutsche Bank Groups potential inability to meet payment obligations when they come due or without incurring excessive costs. The Group’s risk taxonomy differentiates between two aspects of liquidity risk: Short-
term liquidity risk and structural funding risk, both embedded in an overarching liquidity and funding risk management framework. The framework’s objective is to ensure that robust governance and controls are established within the Group to fulfill its payment obligations (including intraday) at all times, including periods of stress, and to manage its liquidity and funding risks within the Management Board’s approved risk appetite, when executing the strategic plan. The framework considers all relevant and significant drivers of liquidity risk, whether on-balance sheet or off-balance sheet.
Liquidity and funding risk framework
Liquidity and funding key risk metrics are embedded in the bank’s risk appetite framework and reviewed as well as approved by the Management Board at least on an annual basis. The risk appetite is applied at the Group level and to internally defined Key Liquidity Entities, e.g., Deutsche Bank AG, to monitor and control liquidity risk as well as the
Group’s long-term funding and issuance plan.
The Group Asset and Liability Committee is the Group’s decision making governing body mandated by the Management
Board to optimize the sourcing and deployment of the Group’s balance sheet and financial resources in line with the
Management Board’s risk appetite and strategy. From the second line of defense perspective, the Group Risk Committee is mandated by the Management Board with decision-making authority regarding material risk-related topics. Detailed roles and responsibilities of the Group Asset and Liability committee as well as the Group Risk Committee are defined in the “Risk Governance” section of this report.
The Liquidity and Funding Risk Management Framework defines the organization of the liquidity managing functions in alignment with the three lines of defense structure, which is described in the “Risk Management principles” section of this report, including the respective responsibilities of those functions comprising of the three lines of defense. In the context of the Liquidity and Funding Risk Management Framework, these functions include the following:
–First Line of Defense: Corporate divisions and Treasury
–Second Line of Defense: CRO - Enterprise and Treasury Risk Management (ETRM)
–Third Line of Defense: Group Audit
The Group’s liquidity risk management principles are documented in a policy document and the framework is described in the framework document. Both the policy and framework documents adhere to and articulate how the eight key risk management practices are applied to liquidity risk, with such key practices including 1) risk governance, 2) risk organization (3 lines of defense), 3) risk culture, 4) risk appetite and -strategy, 5) risk identification and -assessment,
6) risk mitigation and controls, 7) risk measurement and reporting as well as 8) stress planning and execution. The individual roles and responsibilities relevant to each of these practices are laid out and documented in the Global
Responsibility Matrix for liquidity risk, which provides further clarity and transparency on the roles and responsibilities across all involved stakeholders. All additional procedures and supporting documents (both global and local) issued by the liquidity risk management functions further define the requirements specific to liquidity risk practices.
In accordance with the European Central Bank’s Supervisory Review and Evaluation Process (and revised Internal
Liquidity Adequacy Assessment Process requirement issued in November 2018), the Group has implemented an Internal
Liquidity Adequacy Assessment Process which is carried out, assessed, documented, and reviewed at least annually and approved by the Management Board.
Risk appetite and control setting
The Group’s liquidity risk appetite, which is defined through qualitative principles and supporting quantitative metrics, is laid out in the Risk Appetite Statement and is subject to the standards defined in the Risk Appetite Policy. This Group
Risk Appetite Statement (RAS) covers regulatory (Pillar 1) as well as internal (Pillar 2) metrics, and is further underpinned by the liquidity risk controls framework consisting of Risk Appetite limits, as well as a suite of additional limits, thresholds and early warning indicators.
Treasury manages liquidity and funding, in accordance with the risk appetite across all relevant metrics and implements tools, including business level risk limits, further cascading aspects of risk appetite to divisional level, ensuring ease of compliance at Group level. As such, Treasury works closely with Enterprise and Treasury Risk Management under its delegated authority and the business divisions to identify, analyze and monitor underlying liquidity risk characteristics within business portfolios. These parties are engaged in regular dialogue regarding changes in the Group’s liquidity position arising from business activities and market events.

Deutsche Bank	Risk type management
Annual Report 2025	Liquidity Risk Management
Furthermore, the Group ensures at the level of each Liquidity Relevant Entity that all local liquidity metrics are managed in compliance with the defined risk appetite. Local liquidity surpluses are pooled in Deutsche Bank AG hubs and local liquidity shortfalls can be met through support from these hubs. Transfers of liquidity capacity between entities are subject to the Intercompany Funding approval framework involving the Group’s liquidity steering function as well as the local liquidity managers considering the compliance with Pillar 1 metrics, including Liquidity Coverage Ratio (LCR) and
Net Stable Funding Ratio (NSFR), as well as Pillar 2 metrics, including the stressed Net Liquidity Position (sNLP) and
Funding Matrix. Any available surplus that resides in entities with restrictions on transferring liquidity to other Group entities, for example due to regulatory lending requirements, is treated as trapped and as such not considered in the calculation of the consolidated Group liquidity surplus.
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
The Group relies on a diverse range of funding sources including deposits, unsecured wholesale funding, Capital Markets
Issuances and secured funding. These funding sources protect the Group’s liquidity position in two ways. First, since stress events may impact funding markets differently, maintaining a well-diversified funding portfolio will lower the average impact of these events. Second, when experiencing a liquidity stress, having access to a wide range of funding sources significantly improves the Group’s ability to tap different funding markets. The diversification across products is complemented by Risk indicators which have been set to monitor tenor concentration and counterparty concentration.
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
Deutsche Bank’s tool for monitoring and managing the Group’s long-term funding profile for more than ten years is the
Funding Matrix. To produce the Funding Matrix, all assets and liabilities are mapped into time buckets corresponding to their baseline contractual or modelled maturities. This allows the Group to identify expected excesses and shortfalls in term liabilities over assets in each time bucket, facilitating the management of potential liquidity exposures over time.
The liquidity profile is based on contractual cash flow information. If the contractual maturity profile of a product does not adequately reflect the liquidity profile or in case of non-maturing products, the maturity is replaced by baseline modelling assumptions.
Capital Markets Issuance
The main objective of debt issuance is to raise long term funding in the most cost optimal manner. Debt issuance, encompassing senior unsecured bonds, covered bonds, and capital securities, is a key source of term funding for the
Group and is managed directly by Treasury. At least once a year, following endorsement by the Asset and Liability
Committee, Treasury submits an annual long-term funding plan to the Group Risk Committee for recommendation and then to the Management Board for approval. This plan is driven by global and local funding and liquidity requirements based on expected business development. The Group’s capital markets issuance portfolio is dynamically managed through annual issuance plans to avoid excessive maturity concentrations.
Deutsche Bank holds a license to issue mortgage Pfandbriefe and maintains a program to issue structured covered bonds. In 2025, the Pfandbrief platform was enriched to support callable Pfandbriefe which further broadens the bandwidth offered to investors. The Spanish covered bond program (Cedulas) is currently winding down, although there are plans to restart the program in 2026. Since 2020, the Group has maintained its Green Bond framework which offers green note issuances to both, institutional and retail investors. Furthermore, multiple green structured notes, green deposits and repurchase agreements (repos) have been executed. In 2024, the sustainability framework was enriched to also support social assets. Deutsche Bank also expanded its platform to issue Panda bonds in China. Since 2023, bonds with a total notional value of CNY 8 billion were issued into the Chinese market.

Deutsche Bank	Risk type management
Annual Report 2025	Liquidity Risk Management
Liquidity risk monitoring and management
The Finance teams Liquidity and Treasury Reporting & Analysis (LTRA) and Liquidity Data Measurement and Reporting
(LDMR) together own the overall accountability for the accurate and timely production of both external regulatory liquidity reporting (Pillar 1) as well as internal management reporting (Pillar 2) for the liquidity risk of the Group. In addition, LTRA is responsible for the development of management information systems and the related analysis to support the liquidity risk framework and its governance for Enterprise and Treasury Risk Management.
Liquidity Coverage Ratio (LCR)
The Liquidity Coverage Ratio (LCR) is a regulatory metric designed to ensure that the Group maintains adequate liquidity resources in the form of High Quality Liquid Assets (HQLA) to offset short-term liquidity stress described in Net Cash
Outflows (NCO) over a 30-day horizon on a consolidated currency basis.
By maintaining a ratio in excess of the minimum regulatory requirements, the LCR seeks to ensure that the Group holds adequate liquidity resources to mitigate a short-term liquidity stress.
Stressed Net Liquidity Position (sNLP)
Stressed Net Liquidity Position (sNLP) is an internal metric used to measure liquidity risk and evaluate Deutsche Bank’s short-term liquidity position through stress testing and scenario analysis across various time horizons. Key differences between the internal liquidity stress test metric (sNLP) and the LCR include the risk appetite time horizon (3 months versus 30 days, respectively), the classification and haircut differences between debt securities within the sNLP and the
HQLA contributing to the LCR, outflow rates for various categories of funding, as well as inflow assumption for various assets (e.g., loan repayments). The Group’s internal liquidity stress test also includes outflows related to intraday liquidity assumptions, which are not systematically reflected in the LCR.
Net Stable Funding Ratio (NSFR)
The Net Stable Funding Ratio (NSFR) is a regulatory metric which assesses Deutsche Bank’s structural funding profile by comparing Available Stable Funding (ASF), including Capital and stable liabilities, to Required Stable Funding (RSF) for on-balance sheet assets, thereby mitigating medium to long-term funding risks.
Liquidity stress testing and scenario analysis
Global internal liquidity stress testing and scenario analysis is used for measuring liquidity risk and evaluating the Group’s short-term liquidity position within the liquidity framework. This complements the daily operational cash management process. The long-term liquidity strategy based on baseline contractual or modelled maturities is represented by a long-
term metric known as the Funding Matrix (additional information can be found in the section “Funding risk management and funding diversification” in this report).
The global liquidity stress testing exposure is managed by Treasury in compliance with the respective risk appetite.
Treasury is responsible for the design of the overall stress test methodology, the choice of liquidity risk drivers and the determination of appropriate assumptions (parameters) to translate input data into stress testing output. Enterprise and
Treasury Risk Management is responsible for the definition of the stress scenarios. Laid out by the Model Risk
Management Policy and Procedure, Enterprise and Treasury Risk Management and Model Risk Management perform the independent validation of liquidity risk models. The Finance teams Liquidity and Treasury Reporting & Analysis (LTRA)
and Liquidity Data Measurement and Reporting (LDMR) are responsible for implementing these methodologies and performing the stress test calculation in conjunction with Treasury, Liquidity Risk Management, Group Strategic Analytics
and Information Technology.
Stress testing and scenario analysis are used to describe and evaluate the impact of sudden and severe stress events on the Group’s liquidity position. Deutsche Bank has selected four scenarios to calculate the Group’s stressed Net Liquidity
Position. These scenarios are designed to capture potential outcomes which may be experienced by the Group. The most severe scenario assesses the potential consequences of a combined market-wide and severe idiosyncratic stress event, including multi-notch downgrades of the Bank’s credit ratings. Under each of the scenarios, the impact of a liquidity stress event over different time horizons and across multiple liquidity risk drivers, covering all business lines and product areas and with that all portfolios and balance sheet, is considered. The output from this scenario analysis also feeds the
Group Wide Stress Test run by Enterprise Risk Management, which analyzes liquidity risk in conjunction with the other defined risk types and evaluates their impact and interplay to both Capital and Liquidity positions.

Deutsche Bank	Risk type management
Annual Report 2025	Liquidity Risk Management
In addition, potential funding requirements from contingent liquidity risks which can arise under stress, including drawdowns on lending facilities, increased collateral requirements under derivative agreements, and outflows from deposits with a contractual rating linked trigger are included in the analysis. Subsequently, countermeasures, which are the actions the Group would take to counterbalance the outflows incurred during a stress event, are also taken into consideration. These countermeasures include the usage of the Group’s liquidity reserves and generating liquidity from other unencumbered, marketable assets without causing any material impact on the Group’s business model.
Stress testing is conducted at a group level and for defined entities relevant for liquidity risk management. The stress analysis covers a range of time periods out to 1 year depending on the scenario. The most acute stress uses a time period of three months which is considered to be the critical time period during a liquidity crisis requiring that liquidity is actively assessed and steered on a Group level. In addition to the consolidated currency stress test, further stress tests are performed for material currencies, namely euro and U.S. dollar. At the global level as well as for the U.S. entities, liquidity stress tests also cover a twelve-months period for which a risk appetite limit has been set. Ad hoc analysis may be conducted to reflect the impact of potential downside events that could affect the Group, such as climate/ESG-
related events. Relevant stress assumptions are applied to reflect liquidity flows from risk drivers and on-balance sheet and off-balance sheet products. The suite of stress testing scenarios and assumptions are reviewed on a regular basis and are updated when enhancements are made to stress testing methodologies.

Deutsche Bank	Risk type management
Annual Report 2025	Liquidity Risk Management
Liquidity Risk Mitigation
High Quality Liquid Assets
High-quality Liquid Assets (HQLA) is a Pillar 1 calculation which feeds into LCR and is a key limit per the risk appetite.
HQLA comprise available cash and cash equivalents and unencumbered high quality liquid securities (including government and government guaranteed bonds), representing the most readily available and most important countermeasure in a stress event.
The vast majority of the Group’s HQLA are held centrally across major currencies at the central bank accounts of the parent entity and foreign branches in the key locations in which the Bank is active, and in a dedicated Treasury-owned
Strategic Liquidity Reserves portfolio, set up exclusively to serve as a mitigant during periods of stress.
Asset Encumbrance
Encumbered assets primarily comprise those on- and off-balance sheet assets that are pledged as collateral against secured funding, collateral swaps, and other collateralized obligations. Generally, loans are encumbered to support long-
term capital markets secured issuance such as covered bonds or other self-securitization structures, while financing debt and equity inventory on a secured basis is a regular activity for the Investment Bank business. Additionally, in line with the European Banking Authority technical standards on regulatory asset encumbrance reporting, assets pledged with settlement systems (including default funds and initial margins) as well as other assets pledged which cannot be freely withdrawn such as mandatory minimum reserves at central banks are considered encumbered assets. Derivative margin receivable assets as encumbered under these European Banking Authority guidelines are also included.
Funds Transfer Pricing (FTP)
FTP is a cost allocation and business steering tool to manage costs and benefits (remuneration) associated with funding and contingent liquidity risk, aligned to the firm’s risk appetite. FTP applies to all business segments and entities with balance sheet items requiring active management and funding from the Group and promotes pricing of (i) assets in accordance with their underlying liquidity risk, (ii) liabilities in accordance with their liquidity value and (iii) contingent liquidity exposures in accordance with the cost of providing for appropriate High Quality Liquid Assets.
Within this framework, funding and liquidity risk costs and benefits are allocated to the Group’s business units based on rates which reflect the economic costs of liquidity for the Bank. Treasury might set further financial incentives in line with the Group’s liquidity risk guidelines.
Additional details are included in Note 04 “Business segments and related information“ of the consolidated financial statements.
Contingency Funding Planning
The Group Contingency Funding Plan outlines how Deutsche Bank would respond to an actual or anticipated liquidity stress event. It specifies the provisions, procedures and action plans for responding to potential disruptions to the Bank’s ability to fund itself. It covers actions that can be taken to raise cash and/or recover the Bank’s liquidity metrics in breach.
The Contingency Funding Plan outlines governance arrangements for its activation and presents the framework of liquidity indicators enabling the bank to identify deteriorating market circumstances in a timely manner and that determine quickly what actions need to be taken, including communication and coordination during a liquidity stress event. Deutsche Bank has established the Financial Resource Management Council, which is responsible for oversight of capital and liquidity across contingency, recovery, and resolution scenarios in a defined crisis situation.

Deutsche Bank	Risk type management
Annual Report 2025	Model Risk Management
Model Risk Management
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
Model Risk Management Framework and Governance
Model risk is overseen by the Chief Risk Officer through the setting of a quantitative and qualitative risk appetite statement, and managed via:
–The Model Risk Policy and Procedure, and supporting documents aligned to risk appetite, regulatory requirements, and industry best practice, with clear roles and responsibilities for stakeholders
–Inventorization of all models, supporting ongoing model risk framework components, including risk assessments and attestations
–Key controls for models from development through to decommissioning, including validation, approval, deployment and monitoring
–Models are assessed for their materiality, complexity, uncertainty and reliance and in aggregate assigned a risk Tier, which is used to identify those which present the higher risk to Deutsche Bank
–A risk based approach to managing the models by Tier is applied
–Independent validations, and subsequent independent approvals, verify that models have been appropriately designed and implemented for their intended scope and purpose, and that respective controls are in place to assure that they continue to perform as expected during their use
–The controls identify models’ limitations and weaknesses, resulting in findings and compensating controls, these may be conditions for use, such as adjustments or overlays
–Model risk governance, including senior forums for monitoring and escalation of model risk related topics, as well as monthly updates to the Management Board on the model risk appetite metrics, and periodic model risk updates to the
Supervisory Board

Deutsche Bank	Risk type management
Annual Report 2025	Operational Risk Management
Operational Risk Management
Operational Risk Management Overview
Deutsche Bank applies the European Banking Authority’s Single Rulebook definition of operational risk: “Operational risk means the risk of losses stemming from inadequate or failed internal processes, people and systems or from external events. Operational risk includes legal risks but excludes business and reputational risk and is embedded in all banking products and activities.”
Deutsche Bank’s operational risk appetite defines the amount of operational risk it is willing to accept as a consequence of conducting its business. The bank takes on operational risks consciously, both strategically and in day-to-day business.
While the bank has no appetite for certain types of operational risk events (such as violations of laws or regulations or misconduct), other types of operational risk must be accepted for the bank is to achieve its business objectives. Where residual risk is assessed to be outside risk appetite, risk-reducing actions must be undertaken, including risk remediation, risk transfer through insurance, or ceasing business activity.
The Operational Risk Management Framework comprises a set of interrelated tools and processes used to identify, assess, mitigate and monitor the bank’s operational risks. Its components are designed to work together to provide a comprehensive, risk-based approach to managing the bank’s most material operational risks. The Framework includes the
Group’s approach to setting and adhering to operational risk appetite, the operational risk type and control taxonomies, the policies and procedures governing operational risk management processes and tools, and the bank’s operational risk capital calculation.
Organizational and governance structure
Operational risk is managed according to the principle that day‑to‑day responsibility lies with the divisions and infrastructure functions where these risks originate. Operational Risk Management (“ORM”) provides independent oversight of the Group’s operational risk profile, identifies and reports risk concentrations, and ensures consistent application of the Operational Risk Management Framework across the bank. ORM forms part of the Group’s risk function within the Chief Risk Office, led by the Chief Risk Officer. The Chief Risk Officer appoints the Head of ORM, who is responsible for designing, overseeing, and maintaining an effective, efficient, and regulatory‑compliant Operational Risk
Management Framework, including the methodology for operational risk capital calculation. The Head of ORM monitors and challenges the Framework’s Group‑wide implementation and tracks the overall operational risk levels against the bank’s defined operational risk appetite.
Operational risk governance is aligned with the bank’s Three Lines of Defence (“3LoD”) model. The Operational Risk
Management Framework defines governance standards and outlines the core responsibilities of the 1st and 2nd LoD to ensure effective risk management and appropriate independent challenge. The Operational Risk Committee governs and coordinates the management of operational risk across the Group. Its mandate includes decision‑making and policy responsibilities, as well as reviewing, advising on, and addressing operational risk matters that may influence the risk profile of business divisions or infrastructure functions. A number of sub‑fora, with participants from both the First Line of
Defence (1st LoD) and Second Line of Defence (2nd LoD), support the Committee in fulfilling its responsibilities. In addition to the Group‑level Committee, business divisions maintain 1st LoD operational risk fora to oversee and manage operational risks at various organisational levels.
Risk owners within the 1st LoD have full accountability for the operational risks arising from their activities and are responsible for managing these risks within the established risk appetite. As leaders of business divisions or infrastructure functions, risk owners must determine the appropriate organisational structure to identify their operational risk profile, actively manage operational risks, make decisions on mitigating or accepting risks to remain within appetite, and establish and maintain effective 1st LoD controls.
Risk Type Heads serve as 2nd LoD control functions for all sub‑risk types within the overarching operational risk category.
They define the framework and Group‑level risk appetite for the risk type they oversee, establish minimum risk management requirements and control objectives, and independently monitor and challenge the 1st LoD’s implementation of these requirements. They provide independent oversight of the risk type and monitor adherence to the defined risk appetite. As subject matter experts, they define the risk taxonomy, support implementation of the
Framework in the 1st LoD, and maintain independence by being located solely within infrastructure functions.

Deutsche Bank	Risk type management
Annual Report 2025	Operational Risk Management
As the 2nd LoD risk control function for operational risk, ORM establishes and maintains the overarching Operational Risk
Management Framework.
–ORM defines the bank’s approach to operational risk appetite, monitors adherence, evaluates consequences of breaches, and oversees remediation plans to return the operational risk profile to within appetite where needed. ORM also regularly reports the Group’s operational risk profile, including any risks that fall outside the defined appetite.
–ORM provides independent assessments to support proactive operational risk management, engages with risk owners in the 1st LoD, and facilitates consistent implementation of risk management requirements across the bank.
–ORM is responsible for designing, implementing, and maintaining the methodology to determine the appropriate capital for operational risk, for recommendation to the Management Board. This includes calculating and allocating operational risk capital demand and expected loss.
Operational Risk Management Framework
The Operational Risk Management Framework (ORMF) enables the bank to determine its operational risk profile relative to its defined risk appetite, identify systemic themes and concentrations, and establish mitigation measures and priorities.
In 2025, the bank further enhanced the Framework by introducing cross‑risk types within the Operational Risk Type
Taxonomy to better reflect the bank’s operational risk profile. Additional improvements included operationalizing control assessment, testing and certification within the new strategic tool for the operational risk controls inventory and transitioning the Risk & Control Self‑Assessment to a more data‑driven approach.
Key sub-components include:
–Loss Data Collection: Internal operational risk events with a P&L impact of € 10,000 or more are recorded and validated, and external events are assessed for their relevance to the group and business divisions. Material events trigger a formal lessons‑learned and read‑across process conducted by the 1st Line of Defense in close collaboration with business partners, risk control functions, and other infrastructure areas. Lessons‑learned reviews assess root causes of significant events and document remediation actions to reduce recurrence. Read‑across analyses evaluate whether similar weaknesses may exist elsewhere in the bank, even if they have not yet resulted in losses, thereby facilitating preventative action. In 2025, the internal event database was enhanced particularly the mapping of controls to events and automated read‑across triggers, and the external events review process was refined to assess susceptibility of similar risks within the bank.
–Risk Appetite: Operational risk appetite defines the level of operational risk the bank is willing to accept to pursue its strategy. The operational risk appetite framework provides a consistent approach to setting appetite levels across the bank and monitoring exposures against these levels. The bank regularly monitors its operational risk profile against defined appetite to alert the organization on impending problems in a timely fashion. In 2025, the bank implemented previously introduced concepts of residual risk zones and operating conditions, including monitoring processes, and further refined the granularity of risk appetite setting.
–Risk & Control Self‑Assessment: The Risk & Control Self‑Assessment (RCSA) comprises bottom‑up evaluations of risks generated within business divisions and infrastructure functions, the effectiveness of associated controls, and required remediation actions to ensure risks remain within appetite. Conducted at the global business level, the RCSA covers all jurisdictions and is designed to assist Senior Management to determine whether operational risks are managed and controlled adequately via a dynamic assessment approach covering all applicable Risk Types from the
Group’s Operational Risk Type Taxonomy (ORTT). The Risk & Control Self-Assessment puts a greater emphasis on assessing and mitigating risks that are outside of appetite and risks that drive unethical and inappropriate market conduct within the bank. In 2025, RCSA granularity was increased to provide more precise risk insights and ensure a more accurate risk profile for comparison against defined appetite.
–Emerging risk: Emerging risk themes are derived from internal and external indicators. Operational risk outputs are combined with external event data to identify emerging trends and concentrations. This analysis complements insights from divisional emerging risk themes, dynamic RCSA results, findings, scenario analysis, internal and external events, and industry developments, enabling Risk Owners to draw informed conclusions.
–Scenario Analysis: The operational risk profile is further substantiated through exploratory scenario analysis, which supplements day‑to‑day risk management. Scenario analysis supports the identification of potential exposures, highlights gaps in the current risk profile, and informs forward‑looking risk mitigation. Scenario development incorporates themes from internal losses, emerging risk assessments, top risks, concentrations, findings, and external peer loss events. Insights from actual and potential events are used to identify thematic vulnerabilities and drive actions such as deep‑dive reviews or enhancements to risk profiles. In 2025, the capture and governance of scenario analysis was migrated to the Event Management Application to improve data quality and oversight.

Deutsche Bank	Risk type management
Annual Report 2025	Operational Risk Management
–Transformation Risk Assessment: A Transformation Risk Assessment (TRA) process is in place to appropriately identify and manage risks arising from material change initiatives to assess the impact of transformation on the bank’s risk profile. The TRA applies to all key deliverables including regulatory initiatives, technology migrations, risk mitigation projects, strategy changes, organizational restructuring, real estate moves within the bank, as well as joint ventures and strategic investments.
–Findings and Issue Management: The findings and issue management process supports the mitigation of risks arising from known control weaknesses and deficiencies. It enables management to make risk-based decisions over the need for further remediation or risk acceptance. Outputs from the findings management process must be able to demonstrate to internal and external stakeholders that the bank is actively identifying its control weaknesses and taking steps to manage associated risks within acceptable levels of risk appetite. In 2025, the process was strengthened through more robust requirements for identifying correct findings owners, enhancing management reporting, and the timely remediation of Action Plans.
Framework Adherence: As owner of the Operational Risk Management Framework, ORM performs regular independent monitoring and testing to assess adherence by both the 1st and 2nd LoD:
–Annually, assess 1LoD and 2LoD Risk Type Head (RTH) implementation and adherence to the requirements of the
ORMF
–Adverse outcomes of adherence result in consequences being applied
–Adherence results also aim to proactively identify both design and implementation improvements (Framework,
Tooling, etc.)
In 2025, annual Framework Adherence results were incorporated in the ORM Composite KPI and made mandatory for all divisions, creating a direct variable compensation impact via the Balanced Scorecard (BSC). Quarterly U.S. RCSA
Adherence reviews were also introduced.

Deutsche Bank	Risk type management
Annual Report 2025	Operational Risk Management
Operational Risk Type Oversight
The Framework applies to operational sub‑risk types at a more granular level and enables the bank to aggregate, oversee, and monitor its overall operational risk profile. These operational sub‑risk types are managed by various infrastructure functions and include the following:
–ORM includes the Risk Type Head role for several operational risk types. Its mandate includes second line oversight of controls related to transaction processing activities and infrastructure risks, to prevent technology or process disruptions, maintain the confidentiality, integrity, and availability of data and records, ensure robust information security, and confirm that business divisions and infrastructure functions have effective plans in place to recover critical processes and functions in the event of disruption, including technical or building outages, cyber‑attacks, natural disasters, or physical security and safety risk. ORM Risk Type Heads also manages risks arising from the bank’s internal and external vendor engagements through the implementation of a comprehensive third‑party risk management framework.
–The Compliance department performs an independent 2nd line control function that protects the bank’s license to operate by promoting and enforcing compliance with the law and driving a culture of compliance and ethical conduct in the bank. The Compliance department assists, reviews and challenges the business divisions and works with other infrastructure functions and regulators to establish and maintain a risk-based approach to the management of the bank’s compliance risks in accordance with the bank’s risk appetite and to help the bank detect, mitigate and prevent breaches of laws, rules and regulations as well as internal policies. The Compliance department performs the following principal activities: engaging with and managing regulatory matters in collaboration with the Regulatory and
Exam Management Group; identifying and assessing new and amended laws, rules, and regulations; acting as advisor to the management board and performing independent review and challenge; performing second line controls; as well as identifying, assessing, mitigating, monitoring, and reporting on compliance risk. The results of these assessments and controls are regularly reported to both the Management Board and the Supervisory Board.
–Financial crime risks are managed by the Anti-Financial Crime (AFC), an independent Infrastructure second line function. AFC maintains a dedicated program which is based on regulatory and supervisory requirements with defined roles and responsibilities for the identification and management of financial crime risks resulting from money laundering, terrorism financing, compliance with sanctions and embargoes, the facilitation of tax evasion as well as other criminal activities including fraud, bribery and corruption and other crimes. AFC updates its strategy for financial crime prevention via regular development of internal policies processes and controls, institution-specific risk assessment and staff training.
–Group Governance defines, implements, and monitors the governance framework for Deutsche Bank globally in support of the bank’s overall strategy, ensuring that governance structures are lean, transparent, and sustainable. The unit develops and safeguards efficient corporate governance structures suitable to support effective individual and joint decision-making that avoids and manages (structural and organizational) conflicts. It also establishes, maintains and controls an appropriate and transparent policy taxonomy, landscape and tooling. The independency of Group
Governance is ensured through direct reporting line into the Management Board and not into any business division, and through a ring-fenced incentive system and compensation system where performance evaluation is tied principally to risk management and not to business revenues.
–Legal is a fully independent infrastructure function, mandated to provide legal advice both to the Management Board as well as to the business divisions and infrastructure functions and to manage the Bank’s litigation and contentious regulatory matters. Legal has a monopoly for giving legal advice, retaining and controlling outside counsel. Legal’s independence is supported by its reporting line to the Management Board and a compensation framework that focuses on risk management.
–Deutsche Bank’s New Product Approval and Systematic Product Review processes form a control framework designed to manage the risks associated with new products and services and their lifecycle management. These processes are overseen by the New Business Office and Product & Structured Transaction Lifecycle teams within the
Operational Risk Management function. Existing products and services are reviewed on one‑ to three‑year cycles to assess whether they remain fit for purpose and aligned with the characteristics and objectives of their respective target markets. Each product or service must be sponsored by a business Managing Director, who retains ultimate accountability for it. Breaches of the New Product Approval requirements fall within the scope of the bank’s Red Flag consequence management process .

Deutsche Bank	Risk type management
Annual Report 2025	Operational Risk Management
Measuring Operational Risks
Deutsche Bank measures risk-weighted assets to determine the regulatory capital demand for operational risk using the
“Standardized Measurement Approach” laid out in the European Capital Requirements Regulation (CRR3) introduced in
2025.
In addition to regulatory capital demand, Deutsche Bank continues to determine its internal economic capital demand for operational risk using the Advanced Measurement Approach (AMA) methodology. The AMA capital calculation is based on a loss distribution approach. Gross losses from historical internal and external loss data (Operational Risk data
eXchange Association consortium data) are used to estimate the risk profile (i.e., a loss frequency and a loss severity distribution). The loss distribution approach model includes conservatism by recognizing losses on events that arise over multiple years as single events in the historical loss profile.
Within the AMA model, the frequency and severity distributions are combined in a Monte Carlo simulation to generate potential losses over a one-year time horizon. Correlation and diversification benefits are applied to the net losses to arrive at a net loss distribution at Group level, covering expected and unexpected losses. The resulting economic capital demand is then allocated to each of the business divisions considering qualitative adjustments after deducting expected loss.
The economic capital requirements for operational risk is derived from the 99.9% percentile and calculated for a time horizon of one year.
The economic capital demand calculation is performed on a quarterly basis.
ORM establishes and maintains the approach for capital demand quantification and ensures that appropriate development, validation and change governance processes are in place, whereby the validation is performed by an independent validation function and in line with the Group’s model risk management process.

Deutsche Bank	Risk type management
Annual Report 2025	Operational Risk Management
Drivers for operational risk economic capital development
By design of the AMA capital calculation, Deutsche Bank’s operational risk economic capital demand is predominantly driven by historical internal loss events.
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
Uncertain legal losses which are not reflected in the bank’s financial statements as provisions because they do not meet the recognition criteria under IAS 37 are considered within the “economic capital demand”.
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
The legal forecasts are included in the loss data input into the AMA model. The projection range of the legal forecasts is not restricted to the one year capital time horizon but goes beyond and conservatively assumes early settlement of the underlying losses in the reporting period - thus considering the multi-year nature of legal matters.

Deutsche Bank	Risk type management
Annual Report 2025	Reputational Risk Management
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
Deutsche Bank has limited appetite for transactions or relationships with material reputational risk or in areas which inherently pose a higher reputational risk such as the defense, gaming, or adult entertainment sectors, or where there are certain environmental concerns.  Decisions about specific transactions or relationships are made based on a risk based, individualized and objective assessment. Reputational risk cannot be precluded as it can be driven by unforeseeable changes in perception of its practices by its various stakeholders (e.g. public, clients, shareholders and regulators).
The Reputational Risk Framework (the Framework) is in place to manage the process through which active decisions are taken on matters which may pose a reputational risk, before the event, and in doing so to prevent damage to Deutsche
Bank’s reputation wherever possible. The Framework provides consistent standards for the identification, assessment and management of reputational risk issues.
Reputational Risk could arise from multiple sources including, but not limited to, Deutsche Bank’s employees, business strategies and activities, clients, and counterparties.  Such events could contribute to among other consequences, financial losses, litigation, regulatory enforcement actions, or monetary fines, as well as other reputational harm.
The modelling and quantitative measurement of reputational risk internal capital is implicitly covered in the bank’s economic capital framework primarily within strategic risk.
Governance and Organizational Structure
Deutsche Bank manages reputational risk through a framework.  Under this framework, Deutsche Bank has established a risk appetite statement and policies and controls embedded throughout our business and risk management processes, with variances available when necessary to comply with applicable country laws, regulations and expectations.  .  Matters specific to DWS are reviewed by the DWS Reputational Risk Committee and, if necessary, escalated to the DWS
Executive Board. Decisions are subject to the DWS and Deutsche Bank internal Corporate Governance policies.
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
Regional Reputational Risk Committees. The Regional Reputational Risk Committees are 2nd LoD Committees and meet on an ad hoc basis as required. The Group Reputational Risk Committee (GRRC) reviews cases with a group-wide impact and in exceptional circumstances, those that could not be resolved at a regional level.

Deutsche Bank	Risk type management
Annual Report 2025	Information security
Information security
Deutsche Bank operates in an environment with increasing levels of digitization and a constantly evolving threat landscape related to information security. Amid these ongoing developments, threats and challenges, Deutsche Bank has the responsibility to preserve the confidentiality, integrity, and availability of clients’ data, business partners’ data, and the bank’s own information assets, including the bank’s employees’ information. Doing so consistently and effectively is essential for retaining the trust of the various stakeholders and preserving their interests.
Due to the dynamic and complex nature of the environment, the bank continuously monitors the security threat landscape; vigilantly observes technological developments, the geopolitical landscape, and economic impacts driving security risks; and assesses their relevance for potential impacts on the bank and the wider financial ecosystem.
Deutsche Bank adjusts its security capabilities accordingly to safeguard its ability to provide products and services to clients and protect the continuous operations of the bank’s businesses.
This section provides a comprehensive overview of Deutsche Bank’s approach to information security, detailing its continuous efforts to robustly protect data and services, including its security governance structure, security strategy, and security risk management.
Governance
Responsibility for security matters at Deutsche Bank sits within the Chief Security Office. The Group Chief Security
Officer (CSO) has delegated authority from the Management Board, including approval of the security policies and the security strategy for the Deutsche Bank Group. The Group CSO reports directly to the Chief Technology, Data, and
Innovation Officer, a member of the Management Board. The Management Board is accountable for overseeing the implementation of the information security framework, with oversight from the Supervisory Board. There are multiple mechanisms in place for the Group CSO to escalate security issues directly to the Management Board if required.
Deutsche Bank’s Group CSO has served in various information security roles for more than 20 years. These include positions as global Chief Information Security Officer (CISO)/CSO for three different large European financial institutions and a partner position at a global strategy and consulting firm, leading security work for financial service clients.
The Group Chief Security Officer is supported by information security experts at various seniority levels across the bank to ensure that security requirements are met from regional, divisional, and technical perspectives. All information security activities are overseen by two dedicated governance forums established and chaired by the Group CSO: the
Group IT Security Council (interfacing with the bank’s IT units) and the Group Information Security Council (interfacing with the bank’s business and infrastructure divisions). The independent operational risk management function for information security is represented in both forums. Both forums provide advice on the security strategy and oversee the progress and performance of key information security deliverables, the remediation status of information security-
related audit findings, information security incidents, and the information security posture of Deutsche Bank Group against defined targets. In the event of critical issues, members are assigned with specific actions by the Group CSO according to their responsibility. In addition to the Group CSO-led governance forums, the Technology & Information
Security Risk Committee (TISRC) oversees technology and information security risks, ensuring alignment with the bank's strategic objectives. The committee is chaired by the Chief Technology, Data and Innovation Officer, and vice chaired by the Group CSO and the Head of Group Technology Infrastructure, with a mandatory attendance requirement for the
Chief Information Officers and veto power for the risk function represented by both the Global Head of Operational Risk
Management and the Global Head of IT Risk and Information Security Risk.
Security indicators and reporting provided to the bank’s relevant governance forums support appropriate security risk awareness and decision-making. The comprehensive metrics framework maintained by the Chief Security Office is underpinned by an extensive data set, allowing for various dedicated views. The Management Board and the Supervisory
Board receive a quarterly information security risk posture report, as well as ad-hoc information if required. Furthermore, the Group CSO provides regular updates on material topics relating to security to the Supervisory Board’s committee responsible for Technology, Data and Innovation.,

Deutsche Bank	Risk type management
Annual Report 2025	Information security
Strategy
The Chief Security Office develops the bank’s group-wide security strategy and oversees its global implementation and operationalization via the organizational setup, governance, and implemented security policies. The security strategy, which is reviewed on a regular basis, incorporates developments in the threat landscape, technology, the regulatory environment, the bank’s corporate and IT strategy, and other internal and external parameters. The approach provides comprehensive and layered security controls. The Chief Security Office works closely with the bank´s divisions to enable alignment with the security-by-design approach throughout bank-wide programs and initiatives. Security investments are prioritized and adjusted from a threat-driven perspective, leveraging the regular review and assessment of the maturity of the bank’s security implementation.
A key element of the bank’s security strategy is to foster responsibility and active awareness among Deutsche Bank staff.
By embedding these principles into daily practices, Deutsche Bank aims to bring about long-term behavioral changes that help mitigate risks and enhance overall security posture. The bank’s security culture and awareness campaign,
Mission Security, continuously updated to reflect emerging threats and best practices and communicated to all employees worldwide, reinforces these efforts. Another way the bank strengthens security culture is by periodically conducting simulations and testing exercises, including phishing simulation and mandatory training.
Impact, risk, and opportunity management
Impacts, risks, and opportunities
Clients expect secure access to their bank’s services anytime, anywhere, and through a variety of channels. As part of doing business with the bank, clients entrust Deutsche Bank with sensitive data. Deutsche Bank has the responsibility to preserve the confidentiality, integrity, and availability of clients and business partner data, as well as its own information assets, including employee information. Doing so consistently and effectively is essential for retaining the trust of these stakeholders and preserving their interests. Consequently, the bank continues to invest in security risk mitigation. Based on a comprehensive policy framework for security and stringent risk management processes, Deutsche Bank adjusts its security capabilities to safeguard its ability to provide products and services to clients and to protect the continued operations of the bank’s businesses. Stable and resilient services support stakeholder trust, protecting brand value while enabling business growth and the realization of revenue opportunities.
Technological advancements are steadily increasing the demands for data privacy and security, while the growing frequency and sophistication of cyberattacks have significantly elevated the risk profile of organizations worldwide, including Deutsche Bank and other organizations along its supply chain. Third-party software and technology providers remain prime targets for threat actors, who exploit supply chain vulnerabilities to compromise or disrupt large numbers of downstream customers and assets, amplifying the impact of their attacks.
In 2025, geopolitical unrest remained a key driver of cyber threat activity. Financially motivated and highly sophisticated cyberattacks have become persistent across industries and are expected to intensify. The rapid adoption and advancement of artificial intelligence (AI) continues to reshape the threat landscape, accelerating hybrid warfare tactics, misinformation campaigns, and social engineering attacks leveraging deepfakes. Common attack vectors such as ransomware, denial-of-service attacks, and exploits of unnoticed vulnerabilities (so called zero-day exploits) are increasing in scale and complexity. Quantum computing, while still emerging, remains a strategic focus area for long-term risk management.
Failure to embed and ensure oversight of security requirements within the bank’s framework to best address associated risks and subsequent appropriate implementation can lead to breaches of confidentiality and integrity of information, and unavailability of information and/or services. Additionally, Deutsche Bank may face operational risks arising from failures in the control environment, including errors in the performance of processes or security controls, as well as data loss, which may disrupt business and lead to material losses.
Security breaches can occur due to unauthorized access to networks or resources, unauthorized access or loss/
destruction of confidential information, unintended exposure of vulnerabilities in the bank's infrastructure, or the introduction of computer viruses or malware, technology failures, or other forms of cybersecurity attacks or incidents, including breaches of the security of third-party computer systems.
In case of a successful attack, there might be an impact on Deutsche Bank’s stakeholders and the wider financial ecosystem due to compromised data, unintentional spread of malware, unavailability of services, and the inaccessibility of systems and/or data. This encompasses internal and third-party information technology systems.

Deutsche Bank	Risk type management
Annual Report 2025	Information security
A successful cyberattack could have a significant negative direct or indirect impact on the bank that may result in the disclosure or misuse of client information and the bank’s proprietary information, damage to or inability to access information technology systems, statutory or regulatory non-compliance and financial losses. Potential consequences range from reputational damage and client dissatisfaction, contractual non-compliance (e.g., if services are not provided as agreed), remediation costs (such as for investigation and reestablishing services), increased cybersecurity costs (such as for additional personnel, technology, or third-party vendors), potential penalties and fines, to personal data breach notification obligations, and litigation exposure.
Deutsche Bank maintains insurance as an additional risk mitigant for cyber risk. The bank´s insurance coverage is designed to include the mitigation of the financial impact of security incidents; however, it may not fully cover all potential losses, including reputational damage or indirect costs associated with a cyber event. Notwithstanding the bank’s security measures, there can be no assurance that its policies, controls, or cyber insurance coverage will be sufficient to prevent or fully mitigate the impact of future cyber incidents, and it could have a material adverse effect on its financial condition.
Policies and risk management
The bank’s policies and controls support risk reduction and mitigation for potential negative impacts. Information security risk is managed as an operational risk under the bank’s Operational Risk Management Framework. The Chief Security Office is
responsible for and executes security matters against the Operational Risk Management Framework and leverages the results of its various instruments, such as risk appetite, while Operational Risk Management provides oversight, review, and challenge.
Measures for the further reduction of material residual risks may include policy changes or policy amendments at divisional or group level, as well as prioritized investment and accelerated implementation of risk-mitigating activities.
Security risks are assessed on a continual basis through analysis of internal and external cyber events, including events at peer institutions, monitoring of the threat environment, and discussion in various forums.
The annual risk and control assessment process evaluates diverse risk scenarios, encompassing service disruption, system misuse, data distortion, asset/data destruction, data disclosure, financial theft, and non-adherence to regulatory policies and laws. This comprehensive analysis incorporates potentially affected stakeholders, including clients and suppliers, and assesses the external threat landscape by leveraging industry-standard frameworks, such as MITRE ATT&CK (standardized framework to assess cyberattacks). When evaluating control suites and residual risk positions, the process considers contextual data and controls, such as major events, threat assessments, findings, scenario analysis, control metrics, lessons learned, events at peer institutions, read-across, regulatory expectations, and remediation activities. Additional risk reviews are conducted for emerging developments, with results evaluated against the bank's control capabilities.
As an integral part of this assessment, internal security subject matter experts provide risk evaluations, supported by areas like
Legal, Compliance, or Group Data Privacy, as needed. These evaluations are subsequently reviewed and challenged by risk subject matter experts to determine the final risk position. Concurrently, senior information security experts from all divisions and functions assess the group’s exposure within their respective domains. These divisional and functional assessments are also subjected to review and challenge by risk subject matter experts, establishing the final risk positions across the organization.
Deutsche Bank maintains an ISO 27001-compliant information security management system (ISMS) to protect information assets. The system facilitates the comprehensive identification, assessment, and mitigation of risks through the holistic integration of security controls across the entire workforce, operational processes, and technological infrastructure. It defines the foundational objectives and principles of the bank's security architecture and strategy, consistent with its overarching governance framework for policies and operational risk management directives.
The ISMS is comprehensively supported by a structured suite of policies, procedures, and controls that clearly define responsibilities for all employees, designated security roles, and third parties. It also sets forth objectives and processes for security functions, including access management, threat intelligence, and incident response.
Continuous monitoring and iterative improvement are integral to the ISMS, ensuring adaptability to evolving threats and vulnerabilities. The framework undergoes an annual strategic review, with all updates approved by the Group CSO. Its established processes are centrally governed and applied throughout the bank. Unit-specific guidelines further detail operational implementation, demonstrating a strong commitment to established security standards.
The bank’s ISMS has been certified by an accredited certification body according to ISO 27001 for all information security domains defined within that standard since 2012. To maintain its ISO 27001 certification, the bank performs a full recertification process every three years, with the latest taking place in 2024, and included the upgrade of its ISMS to the 2022 version of ISO 27001. Furthermore, the bank performs an annual surveillance audit designed to ensure compliance between certification intervals with the most recent surveillance audit conducted in 2025.

Deutsche Bank	Risk type management
Annual Report 2025	Information security
Actions and resources
To address the evolving threat landscape, Deutsche Bank employs a variety of prevention methods and controls. These include, for example, network security, identity and access management, endpoint and data security (including data classification and leakage prevention), threat intelligence, cyber hygiene, and encryption solutions. These preventive controls are backed by a threat-driven detection setup and a robust incident response process.
Deutsche Bank has established a holistic information security program with appropriate staffing, tooling, and processes. The bank continually reviews and enhances its information security controls through multiple layers of technology, including databases, infrastructure, devices, and applications. This is complemented by organizational controls and security training and awareness. The purpose of this layered approach is to strengthen end-to-end protection by utilizing multiple opportunities to prevent, detect, respond to, and recover from cyber threats.
Deutsche Bank leverages various mechanisms to self-identify areas for improvements and control enhancements. These encompass comprehensive security testing including red teaming and threat-led penetration testing, security problem management, and lessons learned. Deutsche Bank´s Group Audit provides independent, risk-based assurance by periodically assessing the design and operating effectiveness of key information security controls within the ISMS. The bank’s overall information security program is evaluated on a regular basis by third-party organizations which include external auditors, regulators and security testing organizations.
The bank actively shares security best practices and threat information with national and international security organizations, government authorities, and peer organizations. These relationships help ensure that the bank’s security technology and procedures reflect current financial industry best practices and keep pace with the evolving threat environment.
As digitalization advances, the need to enhance societal literacy on information security topics grows. Deutsche Bank addresses this need by educating and informing through informational materials, publicly provided via its dedicated client-facing security website covering security-related topics and highlighting information security threats (including those related to emerging technologies like AI, deepfakes and phishing via quick response (QR) codes), best practices for secure behavior, and links to relevant resources. To strengthen trust, additionally, an overview of the bank's protective measures is provided. Client interaction also encompasses presentation of security topics at client events and responses to client inquiries on security topics by its client relationship managers.
Deutsche Bank requires yearly mandatory information security baseline training for all employees and eligible contractor staff.
This training encompasses the content of the information security policy, the process to report security incidents or any other security-related concerns, as well as important and current security threats. To ensure relevance and to comply with internal standards, the training is updated at least on a yearly basis. For Deutsche Bank employees, failure to complete this training and late completion can result in disciplinary consequences. In 2025, a learning completion rate of 99,66% was achieved for the e-
learning-based mandatory information security training, compared to 99,65% in 2024.
Deutsche Bank’s security incident management provides ongoing coverage for security events that may affect the bank, its clients and business partners, or employees. The bank’s Cyber Threat Operations Centers located in Asia Pacific, Europe and
USA support global and group-wide detection of threats and response to incidents 24/7. The related management and reporting processes performed with involvement of subject matter experts, such as divisional CISOs, Compliance, Legal, Group
Communications and Group Data Privacy, are designed to enable a quick and effective response to cyberattacks and information security threats. The objective is to minimize the risk of impacts on Deutsche Bank and to use insights gained from incident handling to continuously improve the bank’s processes.
Information security risks of third parties are managed by Deutsche Bank through a combination of capabilities, implementing a comprehensive approach to mitigate these risks. Key components include the bank’s global third-party risk management program, which is designed to identify, monitor, and mitigate risks associated with third-party engagements. In combination, the bank requires adherence to an information security policy with specific security controls for third parties, which include incident notification requirements.
Third parties are also re-assessed periodically based on their criticality (annually or bi-annually) to seek continued
assurance that control requirements are being met. Additionally, third parties are also engaged in response to specific threats and incidents to assess any impact on the bank.

Deutsche Bank	Risk type management
Annual Report 2025	Information security
As in prior years, Deutsche Bank in 2025 experienced attacks on computer systems, including attacks aimed at obtaining unauthorized access to confidential company or client information, damaging or interfering with company data, resources, or business activities, or otherwise exploiting vulnerabilities in its infrastructure, including attacks that occurred along the bank’s supply chain. The bank, however, did not experience any material effect on its business strategy, results of operation, or financial condition due to an information security incident, including attempted cyberattacks.
Consequently, the bank continued to invest in security risk mitigation. In 2025, Deutsche Bank kept advancing its security capabilities through a multitude of programs encompassing the breadth of the cyber security domain. A few specific examples are programs such as enhanced threat detection and prevention, advanced identity management capabilities, and embedding security as part of infrastructure platform modernization and simplification. The bank also continues to monitor and evaluate emerging technologies to anticipate and prepare for future risk.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Capital, Leverage Ratio, TLAC and MREL
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
The total own funds pursuant to the effective regulations as of year-end 2025 comprises Tier 1 and Tier 2 capital. Tier 1 capital is subdivided into Common Equity Tier 1 capital and Additional Tier 1 capital.
CET 1 capital consists primarily of common share capital (net of own holdings) including related share premium accounts, retained earnings (including losses for the financial year, if any) and accumulated other comprehensive income, subject to prudential filters and regulatory adjustments as well as minority interests qualifying for inclusion in consolidated CET 1 capital. Prudential filters for CET 1 capital, according to Articles 32 to 35 CRR, include securitization gains on sale, cash flow hedges and changes in the value of own liabilities, and additional value adjustments. CET 1 capital regulatory adjustments for instance includes intangible assets (exceeding their prudential value), temporary treatment of unrealized gains and losses measured at fair value through OCI in accordance with Article 468 CRR which was discontinued in the fourth quarter of 2025, deferred tax assets that rely on future profitability, negative amounts resulting from the calculation of expected loss amounts, net defined benefit pension fund assets, reciprocal cross holdings in the capital of financial sector entities and, significant and non-significant investments in the capital (CET 1,
AT1, Tier 2) of financial sector entities above certain thresholds. All items which are not deducted (i.e., amounts below the threshold) are subject to risk-weighting.
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
qualify as Tier 2 capital, capital instruments or subordinated debt must have an original maturity of at least five years.
Moreover, eligible capital instruments may inter alia not contain an incentive to redeem, a right of investors to accelerate repayment, or a credit sensitive dividend feature.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Capital, Leverage Ratio, TLAC and MREL
Capital instruments
The Management Board was authorized by the 2024 Annual General Meeting to buy, on or before April 30, 2029, shares of up to 10% of the share capital at the time this resolution was taken or, if lower, of the share capital at the respective time the authorization was exercised. As at the 2024 Annual General Meeting, this corresponded to a volume of up to
199.5 million shares. Thereof, a volume of up to 5% of the total share capital or 99.7 million shares can be purchased by using derivatives, including derivatives with a volume of up to 2% of the total share capital with a maturity exceeding 18 months. During the period from the 2024 Annual General Meeting until the 2025 Annual General Meeting, 34.6 million shares were purchased for equity compensation purposes in the same period or upcoming periods. Thereof, 21.3 million shares were purchased by exercising call options. In addition, 22.7 million new call options were purchased for equity compensation purposes in upcoming periods. Furthermore, 27.9 million shares were purchased for cancellation with the purpose of distributing capital to shareholders in the same period. Thereof, 20.9 million shares were acquired as part of the share buyback program of € 675 million in 2024 and were cancelled at the beginning of the year 2025; and
7.0 million shares were acquired as part of the share buyback program of € 750 million in 2025. The number of shares held in Treasury amounted to 12.9 million as of the 2025 Annual General Meeting. Thereof, 7.0 million shares relate to shares bought back for cancellation as part of the € 750 million share buyback program in 2025. The remaining volume of
5.9 million shares relates to shares to be used for equity compensation purposes in upcoming periods.
The Annual General Meeting on May 22, 2025 granted the Management Board the approval to buy, on or before April 30,
2030, shares of up to 10% of the share capital at the time of this resolution was taken or, if lower, of the share capital at the respective time the authorization was exercised. As at the 2025 Annual General Meeting, this corresponded to
194.8 million shares. Thereof, a volume of up to 5% of the total share capital or 97.4 million shares can be purchased by using derivatives, including derivatives with a volume of up to 2% of the total share capital with a maturity exceeding 18 months. These authorizations replaced the authorizations of the previous year. During the period from the 2025 Annual
General Meeting until December 31, 2025, 4.6 million shares were purchased for equity compensation purposes in upcoming periods and 30.6 million shares were purchased for cancellation with the purpose of distributing capital to shareholders. Thereof, 22.3 million shares were purchased as part of the € 750 million share buyback program and
8.4 million shares were acquired as part of the € 250 million share buyback program. In December 2025, a total number of 37.7 million shares were cancelled. The number of shares held in Treasury amounted to 7.7 million shares as of
December 31, 2025. The shares will be used for equity compensation purposes in upcoming periods.
Since the 2017 Annual General Meeting, renewed at the 2021 Annual General Meeting and valid until the 2025 Annual
General Meeting, authorized capital available to the Management Board was € 2,560 million (1,000 million shares). At the
2025 Annual General Meeting this authorized capital was replaced by a new authorized capital of € 2,493 million
(973.8 million shares). As of December 31, 2025 this authorization has not been utilized and authorized capital remains at
€ 2,493 million.
Since the 2022 Annual General Meeting and until the 2025 Annual General Meeting, the Management Board was
authorized to issue participatory notes and other hybrid debt securities that fulfill the regulatory requirements to qualify as Additional Tier 1 capital with an equivalent value of € 9 billion. In this period Deutsche Bank issued € 5.75 billion new
AT1 notes, thereof € 1.5 billion in March 2025. Since the 2025 Annual General Meeting the Management Board is
authorized to issue participatory notes and other hybrid debt securities that fulfill the regulatory requirements to qualify as Additional Tier 1 capital with an equivalent value of € 12 billion on or before April 30, 2030. Under this authorization as of December 31, 2025 Deutsche Bank issued € 1.0 billion new AT1 notes.
Based on the current CRR, the amount recognized as regulatory AT1 capital amounted to € 11.5 billion. The corresponding nominal amount of outstanding AT1 instruments was € 11.7 billion as of December 31, 2025. In 2025, AT1 instruments with a nominal value of € 2.4 billion were called. The bank issued new AT1 notes with a nominal amount of
€ 2.5 billion in 2025.
As of December 31, 2025, the amount recognized as regulatory Tier 2 amounted capital to € 7.1 billion. The corresponding nominal amount of outstanding Tier 2 instruments was € 8.3 billion as of December 31, 2025. In 2025,
Tier 2 instruments with a nominal value of € 2.8 billion matured and € 0.1 billion became ineligible. There were no new issuances of Tier 2 instruments in 2025.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Capital, Leverage Ratio, TLAC and MREL
Prudential requirements and additional buffers
The Pillar 1 CET 1 minimum capital requirement applicable to the Group is 4.50% of RWA. The Pillar 1 total capital requirement of 8.00% demands further resources that may be met with up to 1.50% Additional Tier 1 capital and up to
2.00% Tier 2 capital.
Failure to meet minimum capital requirements can result in supervisory measures such as restrictions of profit distributions or limitations on certain businesses such as lending. Deutsche Bank complied with the minimum regulatory capital adequacy requirements in 2025.
In addition to these minimum capital requirements, the following combined capital buffer requirements were fully effective beginning 2025 onwards. These buffer requirements must be met in addition to the Pillar 1 minimum capital requirements but can be drawn down in times of economic stress.
The capital conservation buffer is implemented in Section 10c German Banking Act, based on Article 129 CRD and equals a requirement of 2.50% CET 1 capital of RWA.
The countercyclical capital buffer is deployed in a jurisdiction when excess credit growth is associated with an increase in system-wide risk. It may vary between 0% and 2.50% CET 1 capital of RWA. In exceptional cases, it could also be higher than 2.50%. The institution-specific countercyclical buffer that applies to Deutsche Bank is the weighted average of the countercyclical capital buffers that apply in the jurisdictions where relevant credit exposures are located. As per
December 31, 2025, the institution-specific countercyclical capital buffer was at 0.50%.
In addition to the aforementioned buffers, national authorities, such as the BaFin, may require a systemic risk buffer to prevent and mitigate long-term non-cyclical systemic or macro-prudential risks that are not covered by the CRR. They can require an additional buffer of up to 5.00% CET 1 capital of RWA. As of the year end 2025, the systemic risk buffer applied to Deutsche Bank is 0.14%.
Deutsche Bank continues to be designated as a global systemically important institution (G-SII) by the BaFin resulting in a G-SII buffer requirement of 1.50% CET 1 capital of RWA in 2025. 2025 BaFin has announced that the G-SII buffer requirement for Deutsche Bank will be reduced to 1.00% for the year 2026.
Additionally, Deutsche Bank has been classified by BaFin as an “other systemically important institution” (O-SII) with an additional capital buffer requirement of 2.00% in 2025 that has to be met on a consolidated level and remains unchanged for 2026. The higher of the buffers for systemically important institutions (G-SII buffer or O-SII buffer) must be applied.
Pursuant to the Pillar 2 SREP, the ECB may impose capital requirements on individual banks which are more stringent than statutory requirements (so-called Pillar 2 requirement).
In December 2024, the ECB informed Deutsche Bank of its decision effective January 1, 2025, that the bank’s Pillar 2 requirement changed compared to 2024. This resulted in ECB’s Pillar 2 requirement amounting to 2.90% of RWA. As of
December 31, 2025, Deutsche Bank needs to maintain on a consolidated basis a CET 1 ratio of at least 11.26%, a Tier 1 ratio of at least 13.31% and a Total Capital ratio of at least 16.03%. The CET 1 requirement comprises the Pillar 1 minimum capital requirement of 4.50%, the Pillar 2 requirement (SREP add-on) of 1.63%, the capital conservation buffer of 2.50%, the countercyclical buffer of 0.50% and the systemic risk buffer of 0.14% (both subject to changes throughout the year) as well as the higher of the bank´s G-SII/O-SII buffer of 2.00%. Correspondingly, the Tier 1 capital requirement includes additionally a Tier 1 minimum capital requirement of 1.50% plus a Pillar 2 requirement of 0.54%, and the Total
Capital requirement includes further a Tier 2 minimum capital requirement of 2.00% and a Pillar 2 requirement of
0.72%.In addition, ECB communicated to Deutsche Bank an individual expectation to maintain a further Pillar 2 CET 1 capital add-on commonly referred to as the Pillar 2 guidance. This capital add-on is separate from and in addition to the
Pillar 2 requirement. The ECB expects banks to meet the Pillar 2 guidance although it is not legally binding, and failure to meet the Pillar 2 guidance does not lead to automatic restrictions of capital distributions.
On October 28, 2025, Deutsche Bank was informed by the ECB of its decision regarding prudential minimum capital requirements for 2026 that applies from January 1, 2026, onwards, following the results of the 2025 SREP. The decision set ECB’s Pillar 2 requirement to 2.85% of RWA, effective as of January 1, 2026, of which at least 1.60% must be covered by CET 1 capital and 2.14% by Tier 1 capital.
The following table gives an overview of the different Pillar 1 and Pillar 2 minimum capital buffer requirements (but excluding the Pillar 2 guidance) as applicable to Deutsche Bank for the years 2025 and 2026.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Capital, Leverage Ratio, TLAC and MREL
Overview prudential requirements and additional buffers

	2025	2026
Pillar 1
Minimum CET 1 requirement	4.50%	4.50%
Combined buffer requirement	5.13%	5.15%
Capital Conservation Buffer	2.50%	2.50%
Countercyclical Buffer¹	0.50%	0.52%
Systemic Risk Buffer²	0.14%	0.14%
Maximum of:	2.00%	2.00%
G-SII Buffer	1.50%	1.00%
O-SII Buffer	2.00%	2.00%
Pillar 2
Pillar 2 SREP Add-on of Total capital (excluding the "Pillar 2" guidance)	2.90%	2.85%
of which covered by CET 1 capital	1.63%	1.60%
of which covered by Tier 1 capital	2.18%	2.14%
of which covered by Tier 2 capital	0.72%	0.71%
Total CET 1 requirement from Pillar 1 and 2³	11.26%	11.25%
Total Tier 1 requirement from Pillar 1 and 2	13.31%	13.29%
Total capital requirement from Pillar 1 and 2	16.03%	16.00%

Pillar 1 Leverage Ratio minimum requirement	3.00%	3.00%
Pillar 2 Leverage Ratio requirement	0.10%	0.10%
G-SII Leverage Ratio Buffer	0.75%	0.50%
Total Leverage Ratio requirement	3.85%	3.60%
1Deutsche Bank’s countercyclical buffer requirement is subject to country-specific buffer rates decreed by EBA and the Basel Committee of Banking Supervision (BCBS)
as well as Deutsche Bank’s relevant credit exposures as per respective reporting date; the countercyclical buffer rate for 2026 has been calculated to be 0.52% based on known countercyclical buffer changes in 2026; the countercyclical buffer is subject to Deutsche Bank portfolio changes and further changes of countercyclical buffer rates throughout the year
2The Systemic risk buffer rate for 2026 has been calculated to be 0.14% based on known systemic risk buffer changes in 2026; the systemic risk buffer is subject to
Deutsche Bank portfolio changes and further changes in systemic risk buffer rates throughout the year
3The total Pillar 1 and Pillar 2 CET 1 requirement (excluding the “Pillar 2” guidance) is calculated as the sum of the SREP requirement, the systemic risk buffer requirement, the capital conservation buffer requirement and countercyclical buffer requirement as well as the higher of the G-SII/O-SII requirement
The Group’s Pillar 1 Tier 1 capital requirement applicable is 3.00% of leverage exposure. An additional leverage ratio buffer requirement, equivalent to 50% of the applicable G-SII buffer rate, also applies. For Deutsche Bank, this additional requirement equals 0.75% for 2025 and 0.50% for 2026. Furthermore, the ECB has set a Pillar 2 requirement for the leverage ratio of 0.10%. This adds up to a total leverage ratio requirement of 3.85% for 2025. In addition, ECB communicated to Deutsche Bank an individual expectation to maintain a further Pillar 2 Tier 1 capital add-on in relation to leverage ratio, commonly referred to as the Pillar 2 guidance. This capital add-on is separate from and in addition to the Pillar 2 requirement. The ECB expects banks to meet the Pillar 2 guidance although it is not legally binding, and failure to meet the Pillar 2 guidance does not lead to automatic restrictions of capital distributions.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Capital, Leverage Ratio, TLAC and MREL
Development of Own Funds
Deutsche Bank’s CET 1 capital as of December 31, 2025, amounted to € 49.3 billion, a decrease of € 0.2 billion compared to € 49.5 billion at the end of 2024. AT1 capital was € 11.5 billion as of December 31, 2025, an increase of € 0.1 billion compared to € 11.4 billion at the end of 2024. Tier 1 capital was € 60.8 billion as of December 31, 2025, broadly stable compared to the end of 2024. Tier 2 capital amounted to € 7.1 billion as of December 31, 2025, a decrease of
€ 0.6 billion compared to € 7.7 billion at the end of 2024. Total capital amounted to € 67.8 billion as of December 31,
2025, a decrease of € 0.7 billion compared to € 68.5 billion at the end of 2024.
As of December 31, 2025, Deutsche Bank's CET1 ratio was 14.2%, an increase of 40 basis points compared to December 31,
2024. This development was primarily driven by lower RWA as outlined in “Development of risk-weighted assets” section, partly offset by a decrease in CET1 capital as outlined below. The initial effect of the implementation of CRR3 amounted to 1 basis point, comprising a CET1 capital reduction of € 0.4 billion and an overall decrease of € 3.4 billion in RWA.
CET 1 capital decreased by € 0.2 billion during 2025. This development included a net profit of € 6.9 billion for the year
2025 reduced by regulatory deductions for future shareholder distribution and AT1 coupon payments of € 3.6 billion which is in line with the ECB Decision (EU) (2015/656) on the recognition of interim or year-end profits in CET 1 capital in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4). In addition, the decrease in CET 1 capital was driven by accumulated other comprehensive income which includes currency translation adjustments of
€ 3.2 billion, discontinuation of the temporary treatment of unrealized gains and losses measured at fair value through
OCI in accordance with Article 468 CRR by € 1.0 billion, higher deduction for non-performing exposures of € 0.4 billion, effects from the completion of the second share buyback program of € 0.3 billion and collective investment undertakings not included in RWA of € 0.2 billion. These reductions were partially offset by lower deductions from deferred tax assets of € 0.9 billion, expected loss shortfall of € 0.5 billion as well as goodwill and other intangibles of
€ 0.2 billion.
The AT1 capital increase of € 0.1 billion was mainly due to the issuance of two new AT1 capital instruments during the year amounting to €2.5 billion, reduced by the exercised call options on two instruments with a total principal amount of
€ 2.4 billion (U.S.$2.75 billion equivalent).
The Tier 2 capital decrease of € 0.6 billion was mainly due to foreign exchange effects of € 0.6 billion and € 0.3 billion due to amortization. This was partly offset by an increase of € 0.3 billion in carrying amount change arising from accrued interest and fair value hedge.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Capital, Leverage Ratio, TLAC and MREL
Own Funds Template (including RWA and capital ratios)

in € m.	Dec 31, 2025	Dec 31, 2024
Common Equity Tier 1 (CET 1) capital: instruments and reserves
Capital instruments, related share premium accounts and other reserves	42,983	44,130
Retained earnings	21,149	19,978
Accumulated other comprehensive income (loss), net of tax	(4,159)	(1,229)
Independently reviewed interim profits net of any foreseeable charge or dividend1	3,347	801
Other	917	1,020
Common Equity Tier 1 (CET 1) capital before regulatory adjustments	64,237	64,700

Common Equity Tier 1 (CET 1) capital: regulatory adjustments
Additional value adjustments (negative amount)	(1,667)	(1,680)
Other prudential filters (other than additional value adjustments)	296	95
Goodwill and other intangible assets (net of related tax liabilities) (negative amount)	(5,045)	(5,277)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (negative amount)	(2,533)	(3,463)
Negative amounts resulting from the calculation of expected loss amounts	(2,579)	(3,037)
Defined benefit pension fund assets (net of related tax liabilities) (negative amount)	(1,135)	(1,173)
Direct, indirect and synthetic holdings by an institution of own CET 1 instruments (negative amount)	—	—
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above the 10%/15% thresholds and net of eligible short positions) (negative amount)	—	—
Deferred tax assets arising from temporary differences (net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (amount above the 10%/15% thresholds) (negative amount)	—	—
Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 468 CRR	—	1,012
Other regulatory adjustments2	(2,309)	(1,721)
Total regulatory adjustments to Common Equity Tier 1 (CET 1) capital	(14,971)	(15,244)
Common Equity Tier 1 (CET 1) capital	49,266	49,457

Additional Tier 1 (AT1) capital: instruments
Capital instruments and the related share premium accounts	11,648	11,508
Amount of qualifying items referred to in Art. 484 (4) CRR and the related share premium accounts subject to phase out from AT1	—	—
Additional Tier 1 (AT1) capital before regulatory adjustments	11,648	11,508

Additional Tier 1 (AT1) capital: regulatory adjustments
Direct, indirect and synthetic holdings by an institution of own AT1 instruments (negative amount)	(130)	(130)
Residual amounts deducted from AT1 capital with regard to deduction from CET 1 capital during the transitional period pursuant to Art. 472 CRR	—	—
Other regulatory adjustments	—	—
Total regulatory adjustments to Additional Tier 1 (AT1) capital	(130)	(130)
Additional Tier 1 (AT1) capital	11,518	11,378
Tier 1 capital (T1 = CET 1 + AT1)	60,784	60,835

Tier 2 (T2) capital	7,050	7,676
Total capital (TC = T1 + T2)	67,834	68,511
Total risk-weighted assets	347,133	357,427
Capital ratios
Common Equity Tier 1 capital ratio (as a percentage of risk-weighted assets)	14.2	13.8
Tier 1 capital ratio (as a percentage of risk-weighted assets)	17.5	17.0
Total capital ratio (as a percentage of risk-weighted assets)	19.5	19.2
1Full year profit is recognized as per ECB Decision (EU) 2015/656 in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4); current year profits of € 6.9 billion reduced by deductions for future shareholder distribution of € 3.1 billion and AT1 coupons of € 0.5 billion
2Includes capital deductions of € 1.4 billion (December 2024: € 1.4 billion) based on ECB guidance on irrevocable payment commitments related to the Single Resolution
Fund and the Deposit Guarantee Scheme, € 0.7 billion (December 2024: € 0.3 billion) based on ECB's supervisory recommendation for a prudential provisioning of non-
performing exposures

Deutsche Bank	Risk and capital performance
Annual Report 2025	Capital, Leverage Ratio, TLAC and MREL
Reconciliation of shareholders’ equity to Own Funds

	CRR/CRD
in € m.	Dec 31, 2025	Dec 31, 2024
Total shareholders’ equity per accounting balance sheet (IASB IFRS)	69,015	68,709
Difference between equity per IASB IFRS/EU IFRS³	(2,082)	(2,433)
Total shareholders’ equity per accounting balance sheet (EU IFRS)	66,933	66,276
Deconsolidation/Consolidation of entities	(24)	(24)
Of which:
Additional paid-in capital	—	—
Retained earnings	(16)	(24)
Accumulated other comprehensive income (loss), net of tax	(9)	—
Total shareholders' equity per regulatory balance sheet	66,909	66,252
Minority Interests (amount allowed in consolidated CET 1)	917	1,020
AT1 coupon and shareholder distribution deduction[1]	(3,585)	(2,565)
Capital instruments not eligible under CET 1 as per CRR 28(1)	(4)	(7)
Common Equity Tier 1 (CET 1) capital before regulatory adjustments	64,237	64,700
Prudential filters	(1,371)	(1,585)
Of which:
Additional value adjustments	(1,667)	(1,680)
Any increase in equity that results from securitized assets	—	—
Fair value reserves related to gains or losses on cash flow hedges and gains or losses on liabilities designated at fair value resulting from changes in own credit standing	296	95
Regulatory adjustments	(13,600)	(13,659)
Of which:
Goodwill and other intangible assets (net of related tax liabilities) (negative amount)	(5,045)	(5,277)
Deferred tax assets that rely on future profitability	(2,533)	(3,463)
Negative amounts resulting from the calculation of expected loss amounts	(2,579)	(3,037)
Defined benefit pension fund assets (net of related tax liabilities) (negative amount)	(1,135)	(1,173)
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	—	—
Securitization positions not included in risk-weighted assets	—	—
Collective Investment Undertakings (CIU) not included in risk-weighted assets	(214)	—
Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 468 CRR	—	1,012
Others2	(2,094)	(1,721)
Common Equity Tier 1 capital	49,266	49,457
1 Full year profit is recognized as per ECB Decision (EU) 2015/656 in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4); current year deductions include deductions for future shareholder distribution of € 3.1 billion and AT1 coupons of € 0.5 billion
2 Includes capital deductions of € 1.4 billion (December 31, 2024: € 1.4 billion) based on ECB guidance on irrevocable payment commitments related to the Single
Resolution Fund and the Deposit Guarantee Scheme, € 0.7 billion (December 31, 2024: € 0.3 billion) based on ECB’s supervisory recommendation for a prudential provisioning of non-performing exposures

Deutsche Bank	Risk and capital performance
Annual Report 2025	Capital, Leverage Ratio, TLAC and MREL
Development of Own Funds

	CRR/CRD
in € m.	twelve months ended Dec 31, 2025	twelve months ended Dec 31, 2024
Common Equity Tier 1 (CET 1) capital - opening amount	49,457	48,066
Common shares, net effect	(215)	(115)
Additional paid-in capital	(1,460)	(430)
Retained earnings	7,301	3,341
Common shares in treasury, net effect/(+) sales (–) purchase	528	(232)
Movements in accumulated other comprehensive income	(2,929)	530
AT1 coupon and shareholder distribution deduction¹	(3,585)	(2,565)
Additional value adjustments	13	47
Goodwill and other intangible assets (net of related tax liabilities) (negative amount)	232	(263)
Deferred tax assets that rely on future profitability (excluding those arising from temporary differences)	930	744
Negative amounts resulting from the calculation of expected loss amounts	458	(651)
Defined benefit pension fund assets (net of related tax liabilities) (negative amount)	37	(253)
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	—	—
Deferred tax assets arising from temporary differences (amount above 10% and 15% threshold, net of related tax liabilities where the conditions in Art. 38 (3) CRR are met)	—	—
Other, including regulatory adjustments	(1,501)	1,238
Common Equity Tier 1 (CET 1) capital - closing amount	49,266	49,457
Additional Tier 1 (AT1) Capital – opening amount	11,378	8,328
New Additional Tier 1 eligible capital issues	2,500	2,950
Matured and called instruments	(2,360)	—
Other, including regulatory adjustments	—	100
Additional Tier 1 (AT1) Capital – closing amount	11,518	11,378
Tier 1 capital	60,784	60,835
Tier 2 (T2) capital – closing amount	7,050	7,676
Total regulatory capital	67,834	68,511
1Full year profit is recognized as per ECB Decision (EU) 2015/656 in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4); current year deductions include deductions for future shareholder distribution of € 3.1 billion and AT1 coupons of  € 0.5 billion
Minimum loss coverage for Non Performing Exposure (NPE)
In April 2019, the EU published requirements Regulation (EU) 2019/630 amending the CRR (Regulation (EU) No 575/2013) for a prudential backstop reserve for non-performing exposure (NPE). This regulation results in a Pillar 1 deduction from CET 1 capital when a minimum loss coverage requirement is not met. It is applied to exposures originated and defaulted after April 25, 2019.
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
For the minimum loss coverage expectation for NPE´s arising from clients defaulted before April 1, 2018 (ECB – NPE Stock) a phase-in path to 100% coverage expectation was envisaged with an annual increase of 10%. In a first step, banks were allocated to three comparable groups on the basis of the bank’s net NPL ratios as of end-2017 and in a second step an assessment of capacity regarding the potential impact was carried out for each individual bank with a horizon of end-2026. Deutsche Bank has been assigned to Group 1 which requires a full applicability of 100% minimum loss coverage by year end 2024 for secured loans respectively by year end2023 for unsecured loans.
The shortfall between the minimum loss coverage requirements for non-performing exposure and the risk reserves recorded in line with the IFRS 9 for defaulted (Stage 3) assets amounted to € 657 million as of December 31, 2025 and was deducted from
CET 1. This additional CET 1 charge can be considered as additional regulatory loss reserve and leads to a € 2.6 billion RWA relief.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Capital, Leverage Ratio, TLAC and MREL
Non-performing exposure loss coverage

	Dec 31, 2025
in € m. (unless stated otherwise)	Exposure value[1]	Total minimum coverage requirement	Available coverage	Applicable amount of insufficient coverage
Corporate Bank	2,954	838	1,520	163
Investment Bank	10,931	2,709	4,700	362
Private Bank	7,276	1,735	4,090	61
Asset Management	—	—	—	—
Corporate & Other	791	106	254	70
Total	21,952	5,388	10,563	657
1Exposure value in accordance with Article 47c CRR

	Dec 31, 2024
in € m. (unless stated otherwise)	Exposure value[1]	Total minimum coverage requirement	Available coverage	Applicable amount of insufficient coverage
Corporate Bank	4,107	696	1,818	48
Investment Bank	9,602	3,355	4,986	171
Private Bank	8,139	1,224	3,674	53
Asset Management	—	—	—	—
Corporate & Other	969	58	177	29
Total	22,817	5,334	10,654	302
1Exposure value in accordance with Article 47c CRR
Development of risk-weighted assets
The table below provides an overview of RWA broken down by risk type and segment. It includes the aggregated effects of the segmental reallocation of infrastructure related positions, if applicable, as well as reallocations between the segments. As of December 31, 2025, the output floor for RWA according to CRR3 had no impact on Deutsche Bank´s
RWA based on the currently applicable regulation.
Risk-weighted assets by risk type and segment

	Dec 31, 2025
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total
Credit Risk	60,942	97,311	77,192	10,192	14,537	260,174
Settlement Risk	—	91	—	—	44	135
Credit Valuation Adjustment (CVA)	—	2,328	58	3	201	2,591
Market Risk	201	18,809	20	7	2,012	21,050
Operational Risk	10,844	17,873	14,726	5,318	14,422	63,183
Total	71,988	136,412	91,996	15,520	31,216	347,133

	Dec 31, 2024
in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total
Credit Risk	67,115	95,869	82,655	13,683	17,633	276,955
Settlement Risk	—	4	—	—	11	15
Credit Valuation Adjustment (CVA)	29	2,907	161	—	334	3,431
Market Risk	248	16,270	27	31	2,390	18,965
Operational Risk	10,784	14,775	14,438	4,700	13,363	58,061
Total	78,176	129,825	97,281	18,414	33,732	357,427
RWA of Deutsche Bank were € 347.1 billion as of December 31, 2025, compared to € 357.4 billion at the end of 2024.
The decrease of € 10.3 billion, thereof € 3.4 billion from the introduction of CRR3, was driven by credit risk RWA and credit valuation adjustment RWA, partially offset by operational risk RWA and market risk RWA.
Credit risk RWA decreased by € 16.8 billion, including an impact of € 5.0 billion from the introduction of CRR3, as detailed further below, as well as foreign exchange movements and capital efficiency measures. This was partially offset by credit risk RWA increases from Deutsche Bank´s business growth in 2025.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Capital, Leverage Ratio, TLAC and MREL
Credit valuation adjustment RWA decreased by € 0.8 billion, primarily driven by reduced exposures, as well as hedging activities offsetting the initial impact from the introduction of the new Basic Approach under CRR3.
Deutsche Bank´s operational risk RWA increased by € 5.1 billion, driven by the move from the advanced measurement approach to the new standardized measurement approach for operational risks under CRR3.
Market risk RWA increased by € 2.1 billion, primarily driven by Stressed-Value-at-Risk (SVaR) due to changes in sovereign bond exposure under Fixed Income and Currencies Trading business.
The tables below provide an analysis of the key drivers for risk-weighted asset movements observed for credit risk, credit valuation adjustments as well as market risk in the reporting period. They also show the corresponding movements in minimum capital requirements, which are 8% of RWA.
Development of risk-weighted assets for Credit Risk including Counterparty Credit Risk

	Dec 31, 2025		Dec 31, 2024
in € m.	Credit risk RWA	Capital requirements	Credit risk RWA	Capital requirements
Credit risk RWA balance, beginning of year	276,955	22,156	265,789	21,263
Book size	3,645	292	4,944	396
Book quality	(1,371)	(110)	(7,793)	(623)
Model updates	4,110	329	3,668	293
Methodology and policy	(10,901)	(872)	3,443	275
Acquisition and disposals	—	—	—	—
Foreign exchange movements	(13,506)	(1,080)	5,410	433
Other	1,242	99	1,494	119
Credit risk RWA balance, end of year	260,174	20,814	276,955	22,156

Of which: Development of risk-weighted assets for Counterparty Credit Risk

	Dec 31, 2025		Dec 31, 2024
in € m.	Counterparty credit risk RWA	Capital requirements	Counterparty credit risk RWA	Capital requirements
Counterparty credit risk RWA balance, beginning of year	19,470	1,558	19,868	1,589
Book size	1,588	127	(1,194)	(96)
Book quality	(42)	(3)	(47)	(4)
Model updates	(895)	(72)	186	15
Methodology and policy	(169)	(14)	—	—
Acquisition and disposals	—	—	—	—
Foreign exchange movements	(1,361)	(109)	657	53
Other	—	—	—	—
Counterparty credit risk RWA balance, end of year	18,590	1,487	19,470	1,558
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
RWA for credit risk decreased by € 16.8 billion, or 6.1%, since December 31, 2024, which was mainly driven by the categories “foreign exchange movements”, “methodology and policy” as well as “book quality” and was partly offset by categories “model updates”, “book size” and “other”.
The decrease in category “methodology and policy” reflects impacts from the introduction of CRR3. In this regard, the two major drivers were the adoption of the rule to deduct exposures for collective investment undertakings that are assigned to a risk weight of 1,250% and reduced risk weights for exchange traded equity exposures. Additionally, this category includes impacts from the remediation of regulatory obligations as well as a refinement on the application of the scaling factor on collaterals, which were partly offset by impacts from the introduction of new margin of conservatisms on key model inputs.
The decrease in category “book quality” is mainly driven by RWA reductions from capital efficiency measures, partly offset by counterparty rating deteriorations.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Capital, Leverage Ratio, TLAC and MREL
The aforementioned decreases were partly offset by increases in category “model updates”, primarily due to refinements of Deutsche Bank´s IRBA model including the recalibration of margin of conservatisms applied on key model inputs.
The increase in category “book size” is reflecting Deutsche Bank´s business growth in 2025, especially within the
Investment Bank and the Corporate Bank, as well as market movements along with higher equity shares in guaranteed funds, partly offset by capital efficiency measures in the form of synthetic securitizations.
Additionally, the increase in category “other” reflects higher RWA for deferred tax assets, including the effects from the discontinuation of the temporary treatment of unrealized gains and losses measured at fair value through OCI in accordance with Article 468 CRR, and investments in financial sector entities.
RWA for counterparty credit risk decreased by € 0.9 billion, or 4.5%, since December 31, 2024, mainly driven by the decrease in categories “foreign exchange”, “model updates” and “methodology and policy”, partly offset by category
“book size”. The decrease in category “model updates” mainly reflects refinements of internal models. Additionally, the reduction in category “methodology and policy” is mainly driven by impacts from the introduction of CRR3. The aforementioned decreases were partly offset by an increase in category “book size”, reflecting a higher trading inventory.
Based on the CRR/CRD regulatory framework, Deutsche Bank is required to calculate RWA using the CVA which takes into account the credit quality of the bank´s counterparties. RWA for CVA covers the risk of mark-to-market losses on the expected counterparty risk in connection with OTC derivative exposures and fair-valued securities financing transactions.
Under CRR3, Deutsche Bank applies the Basic Approach for CVA (BA‑CVA) to determine the regulatory capital charges.
Development of risk-weighted assets for Credit Valuation Adjustment

	Dec 31, 2025		Dec 31, 2024
in € m.	CVA RWA	Capital requirements	CVA RWA	Capital requirements
CVA RWA balance, beginning of year	3,431	274	5,276	422
Movement in risk levels	(1,709)	(137)	(1,205)	(96)
Market data changes and recalibrations	—	—	(640)	(51)
Model updates	—	—	—	—
Methodology and policy	868	69	—	—
Acquisitions and disposals	—	—	—	—
Foreign exchange movements	—	—	—	—
CVA RWA balance, end of year	2,591	207	3,431	274
The development of CVA RWA is broken down into a number of categories: “Movement in risk levels”, which includes changes to the portfolio size and composition; “Market data changes and calibrations”, which includes changes in market data levels and volatilities as well as recalibrations; “Model updates”, which refers to changes to the IMM credit exposure model that are used for CVA RWA; “Methodology and policy”, which relates to changes to the regulation. Any significant business acquisitions or disposals would be presented in the category “Acquisitions and disposals”.
As of December 31, 2025, the RWA for CVA amounted to € 2.6 billion, representing a decrease of € 0.8 billion, 24%
compared to December 31, 2024. This includes € 1.7 billion decrease in movement in risk levels (primarily driven by reduced exposure as well as hedging activities) and € 0.9 billion increase in methodology and policy update (the introduction of the new basic approach under CRR3).
Development of risk-weighted assets for Market Risk

	Dec 31, 2025
in € m.	VaR	SVaR	IRC	Other	Total RWA	Total capital requirements
Market risk RWA balance, beginning of year	2,705	6,204	6,268	3,787	18,965	1,517
Movement in risk levels	(1,610)	797	(449)	312	(950)	(76)
Market data changes and recalibrations	1,572	1,933	—	58	3,563	285
Model updates/changes	49	(27)	(168)	—	(147)	(12)
Methodology and policy	—	—	—	(120)	(120)	(10)
Acquisitions and disposals	—	—	—	—	—	—
Foreign exchange movements	—	—	—	(261)	(261)	(21)
Other	—	—	—	—	—	—
Market risk RWA balance, end of year	2,716	8,907	5,651	3,776	21,050	1,684

Deutsche Bank	Risk and capital performance
Annual Report 2025	Capital, Leverage Ratio, TLAC and MREL

	Dec 31, 2024
in € m.	VaR	SVaR	IRC	Other	Total RWA	Total capital requirements
Market risk RWA balance, beginning of year	3,750	7,090	7,129	3,542	21,510	1,721
Movement in risk levels	(307)	(513)	(860)	(194)	(1,874)	(150)
Market data changes and recalibrations	(767)	(336)	—	330	(773)	(62)
Model updates/changes	29	(37)	—	—	(8)	(1)
Methodology and policy	—	—	—	—	—	—
Acquisitions and disposals	—	—	—	—	—	—
Foreign exchange movements	—	—	—	109	109	9
Other	—	—	—	—	—	—
Market risk RWA balance, end of year	2,705	6,204	6,268	3,787	18,965	1,517
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
As of December 31, 2025 the RWA for market risk was € 21.0 billion, an increase of € 2.1 billion, or 11% since December 31,
2024. The increase was driven by higher stressed value-at-risk RWA due to changes in sovereign bond exposure under Fixed
Income and Currencies Trading business.
Development of risk-weighted assets for operational risk
The overall increase of RWA for operational risk by € 5.1 billion during 2025 was driven by the transition to the standardized measurement approach as laid out in the CRR3 as well as the bank’s revenue development as its primary driver. As this approach does not distinguish operational risk loss event type categories, the related granular reporting of operational risk exposures is discontinued.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Capital, Leverage Ratio, TLAC and MREL
Economic Capital Adequacy
Deutsche Bank’s internal capital adequacy assessment process (ICAAP) aims at maintaining the continuity of the bank on an ongoing basis. Internal capital adequacy is assessed from an economic perspective as the ratio of economic capital supply divided by economic capital demand as shown in the table below.
Economic capital supply and demand

in € m. (unless stated otherwise)	Dec 31, 2025	Dec 31, 2024
Components of economic capital supply
Shareholders' equity[1]	66,933	66,276
Noncontrolling interests[2]	922	957
AT1 coupon and shareholder distribution deduction[1]	(3,585)	(2,565)
Gain on sale of securitizations, cash flow hedges	49	(36)
Fair value gains on own debt and debt valuation adjustments, subject to own credit risk	247	131
Additional valuation adjustments	(1,667)	(1,680)
Intangible assets	(3,513)	(3,847)
IFRS deferred tax assets excl. temporary differences	(3,006)	(4,073)
Expected loss shortfall	(2,579)	(3,037)
Defined benefit pension fund assets	(1,137)	(1,174)
Other adjustments[1]	(2,192)	(2,833)
Economic capital supply	50,474	48,119

Components of economic capital demand
Credit risk	13,395	12,507
Market risk	9,970	8,667
Operational risk	4,960	4,645
Strategic risk	1,980	1,936
Diversification benefit	(4,234)	(3,530)
Total economic capital demand	26,071	24,225

Economic capital adequacy ratio	194%	199%
1Prior year’s comparatives aligned to presentation in the current year
2Includes noncontrolling interest up to the economic capital requirement for each subsidiary
The economic capital adequacy ratio was 194% as of December 31, 2025, compared with 199% as of December 31,
2024. The overall decline was due to an increase in economic capital demand for market risk, credit risk and operational risk which is explained in the section “Risk Profile”. This was partly offset by an increase in economic capital supply.
The increase in economic capital supply by € 2.4 billion compared to year-end 2024 was mainly driven by a positive net income of € 6.9 billion, lower capital deductions from deferred tax assets of € 1.1 billion, from valuation differences between carrying and fair values for debt securities held to collect of € 0.7 billion, from expected loss shortfall of
€ 0.5 billion and from intangible assets of € 0.3 billion as well as unrealized gains and losses of € 0.3 billion. These increases were partly offset by € 3.6 billion from deductions for future shareholder distributions relating to the Group’s 50% payout ratio policy in respect of financial year 2025 and accrued AT1 coupon payments, € 3.2 billion from foreign currency translation adjustments, € 0.3 billion of executed share buyback program, € 0.1 billion from equity compensation and
€ 0.1 billion from actuarial gains and losses.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Capital, Leverage Ratio, TLAC and MREL
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
The off-balance sheet exposure component follows the standardized approach for credit risk with credit risk conversion factors (CCF) based on five different buckets (100% for bucket 1, 50% for bucket 2, 40% for bucket 3, 20% for bucket 4 and 10% for bucket 5).
The on-balance sheet exposures (excluding derivatives and SFTs) component reflects the accounting values of the assets
(excluding derivatives, SFTs and regular-way purchases and sales awaiting settlement). The exposure value of regular-
way purchases and sales awaiting settlement is determined as offset between those cash receivables and cash payables where the related regular-way sales and purchases are both settled on a delivery-versus payment basis.
Assets can be excluded from the leverage ratio exposure measure if they have been deducted in the determination of
Tier 1 capital. The corresponding regulatory adjustments are reflected in the asset amounts deducted in determining
Tier 1 capital component.
The following tables show the leverage ratio exposure and the leverage ratio. For further details on Tier 1 capital please also refer to the section “Development of Own Funds”.
Summary reconciliation of accounting assets and leverage ratio exposures

in € bn.	Dec 31, 2025	Dec 31, 2024
Total assets as per published financial statements	1,435	1,387
Adjustment for entities which are consolidated for accounting purposes but are outside the scope of regulatory consolidation	(2)	2
Adjustments for derivative financial instruments	(113)	(156)
Adjustment for securities financing transactions (SFTs)	8	4
Adjustment for off-balance sheet items (i.e., conversion to credit equivalent amounts of off-balance sheet exposures)	128	158
Other adjustments	(128)	(79)
Leverage ratio total exposure measure	1,327	1,316

Deutsche Bank	Risk and capital performance
Annual Report 2025	Capital, Leverage Ratio, TLAC and MREL
Leverage ratio common disclosure

in € bn. (unless stated otherwise)	Dec 31, 2025	Dec 31, 2024
Tier 1 capital	60.8	60.8

Derivative exposures	130	137
Securities financing transaction exposures	159	152
Off-balance sheet exposures	128	158
On-balance sheet exposures (excluding derivatives and SFTs)	924	883
Asset amounts deducted in determining Tier 1 capital	(13)	(13)
Leverage ratio total exposure measure	1,327	1,316

Leverage ratio (in %)	4.6	4.6
Factors impacting the leverage ratio
As of December 31, 2025, Tier 1 capital was € 60.8 billion, essentially flat compared to the prior year. For main drivers of the Tier 1 capital development please refer to section “Development of Own Funds”.
During the year 2025 the leverage exposure increased by € 11.5 billion to € 1,327.4 billion, largely driven by on-balance sheet exposures (excluding derivatives and SFTs), which increased by € 41.5 billion, and the leverage exposure for securities financing transactions (SFTs), which increased by € 7.1 billion, both largely in line with the development on the balance sheet. For additional information on the development of the balance sheet please refer to the section
“Movements in assets and liabilities” in this report. These increases were partly offset by off-balance sheet leverage exposures, which declined by € 30.4 billion, of which € 15.7 billion related to a changed treatment of chargeback risk in a specific payments business and € 11.3 billion impact from changed credit conversion factors under CRR3. Furthermore, the leverage exposure related to derivatives decreased by € 6.9 billion, driven by replacement costs under the standardized approach for Counterparty Credit Risk (SA-CCR) and effective notional amounts of written credit derivatives, partly offset by potential future exposure add-ons under SA-CCR.
The development of the leverage exposure in 2025 included a negative foreign exchange impact of € 70.6 billion, mainly due to the weakening of the U.S. dollar versus the euro. The effects from foreign exchange rate movements are embedded in the movement of the leverage exposure items discussed in this section.
As of December 31, 2025, the leverage ratio was 4.6%, essentially flat compared to December 31, 2024. This takes into account a Tier 1 capital of € 60.8 billion over an applicable exposure measure of € 1,327.4 billion as of December 31,
2025 (€ 60.8 billion and € 1,315.9 billion as of December 31, 2024, respectively).
The initial effect of the implementation of CRR3 amounted to 6 basis points, comprising a Tier 1 capital reduction of
€ 0.4 billion and a decrease of € 27.0 billion in leverage exposure.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Capital, Leverage Ratio, TLAC and MREL
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
As a result of its regular annual review the SRB has updated Deutsche Bank AG’s binding MREL ratio requirements in the second quarter of 2025 applicable immediately. The MREL ratio requirement on a consolidated basis is now 25.98% of
RWA and 7.03% of LRE, of which 19.81% of RWA and 7.03% of Leverage Ratio Exposure must be met with own funds and subordinated instruments.
The combined buffer requirements of 5.13% as of December 31, 2025 must be met in addition to the RWA based MREL and subordinated MREL requirements.
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
MREL ratio development
As of December 31, 2025, available MREL were €131.0 billion, corresponding to a ratio of 37.74% of RWA and 9.87% of
LRE. This means that Deutsche Bank has a MREL surplus of € 23.0 billion above Deutsche Bank’s MREL requirement of
€ 108.0 billion (i.e., 31.11% of RWA including combined buffer requirement). Compared to December 31, 2024 the surplus remained almost unchanged as a higher MREL requirement and lower MREL capacity were offset by lower RWA.
€ 114.9 billion of Deutsche Bank’s available MREL were own funds and subordinated liabilities, corresponding to a MREL subordination ratio of 33.11% of RWA and 8.7% of LRE, a buffer of € 21.6 billion over Deutsche Bank’s subordination requirement of € 93.3 billion (i.e., 7.03% of LRE). Compared to December 31, 2024 , the surplus has decreased due to a higher subordinated MREL requirement, higher LRE and lower own funds and subordinated liabilities.
TLAC ratio development
As of December 31, 2025, TLAC was € 114.9 billion and the corresponding TLAC ratios were 33.11% of RWA and 8.7% of
LRE. This means that Deutsche Bank has a TLAC surplus of € 25.3 billion over its TLAC requirement of € 89.6 billion
(6.75% of LRE). Compared to December 31, 2024 the surplus has decreased due to higher LRE and lower TLAC.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Capital, Leverage Ratio, TLAC and MREL
MREL and TLAC disclosure

in € m. (unless stated otherwise)	Dec 31, 2025	Dec 31, 2024
Regulatory capital elements of TLAC/MREL
Common Equity Tier 1 capital (CET 1)	49,266	49,457
Additional Tier 1 (AT1) capital instruments eligible under TLAC/MREL	11,518	11,378
Tier 2 (T2) capital instruments eligible under TLAC/MREL
Tier 2 (T2) capital instruments before TLAC/MREL adjustments	7,050	7,676
Tier 2 (T2) capital instruments adjustments for TLAC/MREL	30	628
Tier 2 (T2) capital instruments eligible under TLAC/MREL	7,080	8,304
Total regulatory capital elements of TLAC/MREL	67,864	69,139

Other elements of TLAC/MREL
Senior non-preferred plain vanilla	47,071	49,352
Holdings of eligible liabilities instruments of other G-SIIs (TLAC only)	—	—
Total Loss Absorbing Capacity (TLAC)	114,936	118,491
Add back of holdings of eligible liabilities instruments of other G-SIIs (TLAC only)	—	—
Available Own Funds and subordinated Eligible Liabilities (subordinated MREL)	114,936	118,491
Senior preferred plain vanilla	7,706	8,939
Senior preferred structured	8,381	6,441
Available Minimum Own Funds and Eligible Liabilities (MREL)	131,023	133,871

Risk Weighted Assets (RWA)	347,133	357,427
Leverage Ratio Exposure (LRE)	1,327,441	1,315,906

TLAC ratio
TLAC ratio (as percentage of RWA)	33.11	33
TLAC requirement (as percentage of RWA)	23.13	23
TLAC ratio (as percentage of Leverage Exposure)	9	9
TLAC requirement (as percentage of Leverage Exposure)	6.75	7
TLAC surplus over RWA requirement	34,641	35,538
TLAC surplus over LRE requirement	25,334	29,667

MREL subordination
MREL subordination ratio (as percentage of RWA)	33	33
MREL subordination requirement (as percentage of RWA)	25	25
MREL subordination ratio (as percentage of LRE)	9	9
MREL subordination requirement (as percentage of LRE)	7	7
MREL subordination surplus over RWA requirement	28,358	30,570
MREL subordination surplus over LRE requirement	21,617	27,036

MREL ratio
MREL ratio (as percentage of RWA)	38	37
MREL requirement (as percentage of RWA)	31	31
MREL ratio (as percentage of LRE)	10	10
MREL requirement (as percentage of LRE)	7	7
MREL surplus over RWA requirement	23,026	23,146
MREL surplus over LRE requirement	37,704	42,415

Deutsche Bank	Risk and capital performance
Annual Report 2025	Capital, Leverage Ratio, TLAC and MREL
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
debt instruments issued by Deutsche Bank AG under such rules rank on parity with its outstanding debt instruments that were classified as senior non-preferred under the prior rules. All these senior non-preferred issuances meet the TLAC and
MREL subordination criteria.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure
Credit Risk Exposure
Deutsche Bank defines its credit exposure by taking into account all transactions where losses might occur due to the fact that counterparties may not fulfill their contractual payment obligations as defined under ‘Credit Risk Framework’.
Maximum Exposure to Credit Risk
The maximum exposure to credit risk table shows the direct exposure before consideration of associated collateral held and other credit enhancements (netting and hedges) that do not qualify for offset in the financial statements for the periods specified. The netting credit enhancement component includes the effects of legally enforceable netting agreements as well as the offset of negative mark-to-markets from derivatives against pledged cash collateral. The collateral credit enhancement component mainly includes real estate, collateral in the form of cash as well as securities-
related collateral. In relation to collateral, the Group applies internally determined haircuts and additionally cap all collateral values at the level of the respective collateralized exposure
Maximum Exposure to Credit Risk

	Dec 31, 2025
			Credit Enhancements
in € m.	Maximum exposure to credit risk[1]	Subject to impairment	Netting	Collateral	Guarantees and Credit derivatives[2]	Total credit enhancements
Financial assets at amortized cost[3]
Cash and central bank balances	164,664	164,664	—			—
Interbank balances (w/o central banks)	6,963	6,963	—			—
Central bank funds sold and securities purchased under resale agreements	37,509	37,509	—	37,376		37,376
Securities borrowed	6	6	—	6		6
Loans	484,270	484,270	—	256,542	49,168	305,710
Other assets subject to credit risk[4,5]	109,015	103,271	25,790	1,107	258	27,154
Total financial assets at amortized cost[3]	802,426	796,683	25,790	295,031	49,426	370,247
Financial assets at fair value through profit or loss[6]
Trading assets	142,273		—	1,525	895	2,419
Positive market values from derivative financial instruments	241,654		180,780	45,704	10	226,494
Non-trading financial assets mandatory at fair value through profit or loss	123,517		1,774	111,207	495	113,476
Of which:
Securities purchased under resale agreement	95,802		1,774	94,028	—	95,802
Securities borrowed	16,513		—	16,271		16,271
Loans	3,370			840	495	1,335
Financial assets designated at fair value through profit or loss	—		—			—
Total financial assets at fair value through profit or loss	507,444	—	182,554	158,436	1,399	342,389
Financial assets at fair value through OCI	43,644	43,644		1,342	1,232	2,574
Of which:
Securities purchased under resale agreement	1,128	1,128	—	90		90
Securities borrowed	—	—				—
Loans	4,432	4,432		20	1,232	1,252
Total financial assets at fair value through OCI	43,644	43,644	—	1,342	1,232	2,574
Financial guarantees and other credit related contingent liabilities[7]	79,092	79,092		4,619	9,928	14,547
Revocable and irrevocable lending commitments and other credit related commitments[7]	274,305	272,072		24,219	7,348	31,567
Total off-balance sheet	353,397	351,164	—	28,838	17,276	46,114

Maximum exposure to credit risk	1,706,911	1,191,490	208,344	483,647	69,333	761,323
1 Does not include credit derivative notional sold (€ 620 billion ) and credit derivative notional bought protection
2 Bought Credit protection is reflected with the notional of the underlying
3 All amounts at gross value before deductions of allowance for credit losses

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure
4 All amounts at amortized cost (gross) except for qualifying hedge derivatives, which are reflected at Fair value through P&L
5 Includes Asset Held for Sale regardless of accounting classification
6 Excludes equities, other equity interests and commodities
7 Figures are reflected at notional amounts

	Dec 31, 2024
			Credit Enhancements
in € m.	Maximum exposure to credit risk[1]	Subject to impairment	Netting	Collateral	Guarantees and Credit derivatives[2]	Total credit enhancements
Financial assets at amortized cost[3]
Cash and central bank balances	147,511	147,511	—	—	−	—
Interbank balances (w/o central banks)	6,169	6,169	—	—	—	—
Central bank funds sold and securities purchased under resale agreements	40,802	40,802	—	40,580	−	40,580
Securities borrowed	44	44	—	32	−	32
Loans	489,579	489,579	—	264,252	44,211	308,463
Other assets subject to credit risk[4,5]	81,985	76,702	24,750	1,668	270	26,687
Total financial assets at amortized cost[3]	766,091	760,807	24,750	306,532	44,481	375,763
Financial assets at fair value through profit or loss6
Trading assets	134,118	−	—	1,207	612	1,819
Positive market values from derivative financial instruments	291,800	−	229,605	45,613	115	275,333
Non-trading financial assets mandatory at fair value through profit or loss	113,433	−	1,638	103,339	292	105,269
Of which:
Securities purchased under resale agreement	88,736	−	1,638	87,091	—	88,729
Securities borrowed	15,913	−	—	15,671	—	15,671
Loans	1,954	−	−	485	272	757
Financial assets designated at fair value through profit or loss	—	−	—	—	—	—
Total financial assets at fair value through profit or loss	539,350	—	231,243	150,159	1,019	382,421
Financial assets at fair value through OCI	42,090	42,090	—	4,077	1,168	5,244
Of which:					—	—
Securities purchased under resale agreement	2,786	2,786	—	2,455	—	2,455
Securities borrowed	—	—	−	—	—	—
Loans	5,068	5,068	−	454	1,168	1,621
Total financial assets at fair value through OCI	42,090	42,090	—	4,077	1,168	5,244
Financial guarantees and other credit related contingent liabilities[7]	73,468	73,467	−	4,410	9,227	13,637
Revocable and irrevocable lending commitments and other credit related commitments[7]	269,699	268,373	−	21,737	8,227	29,964
Total off-balance sheet	343,167	341,840	—	26,147	17,455	43,602

Maximum exposure to credit risk	1,690,698	1,144,738	255,993	486,915	64,122	807,029
1 Does not include credit derivative notional sold (€ 597.9 billion ) and credit derivative notional bought protection
2 Bought Credit protection is reflected with the notional of the underlying
3 All amounts at gross value before deductions of allowance for credit losses
4 All amounts at amortized cost (gross) except for qualifying hedge derivatives, which are reflected at Fair value through P&L
5 Includes Asset Held for Sale regardless of accounting classification
6 Excludes equities, other equity interests and commodities
7 Figures are reflected at notional amounts

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure
The overall increase in maximum exposure to credit risk for December 31, 2025 was €16.2 billion mainly driven by increases of € 27.0 billion in other assets subject to credit risk, € 17.2 billion in cash and central bank balances,
€ 10.2 billion in off-balance sheet exposure, € 8.2 billion in trading assets, and€ 7.1 billion in securities purchased under resale agreement at fair value through profit or loss. These increases were partly offset by a decrease in positive market values from derivative financial instruments by € 50.1 billion.
Trading assets as of December 31, 2025, included traded bonds of € 126.6 billion (€ 120.0 billion as of December 31,
2024) of which over 82% were investment-grade (over 82% as of December 31, 2024).
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
Main Credit Exposure Categories
The tables in this section show details about several of Deutsche Bank’s main credit exposure categories, namely Loans,
Revocable and Irrevocable Lending Commitments, Contingent Liabilities, Over-The-Counter (“OTC”) Derivatives, Debt
Securities and Repo and repo-style transactions:
–“Loans” are gross loans as reported on the bank´s balance sheet at amortized cost, loans at fair value through profit and loss and loans at fair value through other comprehensive income before deduction of allowance for credit losses;
this includes “Traded loans” that are bought and held for the purpose of selling them in the near term, or the material risks of which have all been hedged or sold; from a regulatory perspective the latter category principally covers trading book positions
–“Revocable and irrevocable lending commitments” consist of the undrawn portion of revocable and irrevocable lending-related commitments
–“Contingent liabilities” consist of financial and performance guarantees, standby letters of credit and other similar arrangements (mainly indemnity agreements)
–“OTC derivatives” are the bank’s credit exposures from over-the-counter derivative transactions that the Group has entered into, after netting and cash collateral received; on the bank’s balance sheet, these are included in financial assets at fair value through profit or loss or, for derivatives qualifying for hedge accounting, in other assets, in either case only applying cash collateral received and netting eligible under IFRS
–“Debt securities” include debentures, bonds, deposits, notes or commercial paper, which are issued for a fixed term and redeemable by the issuer, as reported on the bank´s balance sheet within accounting categories at amortized cost and at fair value through other comprehensive income before deduction of allowance for credit losses, it also includes category at fair value through profit and loss; this includes “Traded bonds”, which are bonds, deposits, notes or commercial paper that are bought and held for the purpose of selling them in the near term; from a regulatory perspective the latter category principally covers trading book positions
–“Repo and repo-style transactions” consist of reverse repurchase transactions, as well as securities or commodities borrowing transactions, only applying collateral received and netting eligible under IFRS.
Although considered in the monitoring of maximum credit exposures, the following are not included in the details of the
Group’s main credit exposure: brokerage and securities related receivables, cash and central bank balances, interbank balances (without central banks), assets held for sale, accrued interest receivables, traditional securitization positions.
Unless stated otherwise, the tables below reflect credit exposure before the consideration of collateral and risk mitigation or structural enhancements, except for OTC derivatives wherein they are post credit enhancements.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure
Main Credit Exposure Categories by Business Divisions

	Dec 31, 2025
	Loans				Off-balance sheet		OTC derivatives
in € m.	at amortized cost[1]	trading - at fair value through P&L	Designated / mandatory at fair value through P&L	at fair value through OCI[2]	Revocable and irrevocable lending commitments[3]	Contingent liabilities	at fair value through P&L4
Corporate Bank	119,570	21	685	4,116	169,251	73,258	29
Investment Bank	115,325	12,803	2,685	316	67,846	2,824	22,141
Private Bank	246,594	6	—	—	36,961	2,945	497
Asset Management	3	—	—	—	124	10	—
Corporate & Other	2,778	13	—	—	123	56	1,669
Total	484,270	12,842	3,370	4,432	274,305	79,092	24,336

	Dec 31, 2025
	Debt Securities			Repo and repo-style transactions[7]			Total
in € m.	at amortized cost[5]	at fair value through P&L	at fair value through OCI[6]	at amortized cost	at fair value through P&L	at fair value through OCI
Corporate Bank	50	11	—	10,078	—	—	377,069
Investment Bank	5,170	130,177	3,173	27,436	112,314	—	502,208
Private Bank	373	—	—	—	—	—	287,376
Asset Management	—	5,050	62	—	—	—	5,249
Corporate & Other	34,692	336	34,849	—	—	1,128	75,645
Total	40,285	135,575	38,084	37,514	112,315	1,128	1,247,548
1 Includes stage 3 and stage 3 POCI loans at amortized cost amounting to € 15.3 billion as of December 31, 2025
2 Includes stage 3 and stage 3 POCI loans at fair value through OCI amounting to € 16.9 million as of December 31, 2025
3 Includes stage 3 and stage 3 POCI off-balance sheet exposure amounting to € 2.7 billion as of December 31, 2025
4 Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting
5 Includes stage 3 and stage 3 POCI debt securities at amortized cost amounting to € 25.3 million as of December 31, 2025
6 Includes stage 3 and stage 3 POCI debt securities at fair value through OCI amounting to € 130.2 million as of December 31, 2025
7 Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed

	Dec 31, 2024
	Loans				Off-balance sheet		OTC derivatives
in € m.	at amortized cost[1]	trading - at fair value through P&L	Designated / mandatory at fair value through P&L	at fair value through OCI[2]	Revocable and irrevocable lending commitments[3]	Contingent liabilities	at fair value through P&L4
Corporate Bank	116,674	212	508	4,110	170,667	67,067	47
Investment Bank	110,077	11,068	1,443	958	61,692	3,268	24,031
Private Bank	257,476	6	—	—	37,110	2,815	391
Asset Management	1	—	—	—	130	9	—
Corporate & Other	5,352	93	3	—	100	309	2,431
Total	489,579	11,380	1,954	5,068	269,699	73,468	26,900

	Dec 31, 2024
	Debt Securities			Repo and repo-style transactions[7]			Total
in € m.	at amortized cost[5]	at fair value through P&L	at fair value through OCI[6]	at amortized cost	at fair value through P&L	at fair value through OCI
Corporate Bank	266	14	—	9,033	—	—	368,598
Investment Bank	5,369	122,813	1,268	31,813	104,248	—	478,047
Private Bank	409	1	1	—	—	—	298,209
Asset Management	—	4,526	82	—	—	—	4,748
Corporate & Other	15,612	390	32,885	—	401	2,786	60,362
Total	21,655	127,744	34,236	40,846	104,649	2,786	1,209,964
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
5 Includes stage 3 and stage 3 POCI debt securities at amortized cost amounting to € 41.6 million as of December 31, 2024
6 Includes stage 3 and stage 3 POCI debt securities at fair value through OCI amounting to € 25.6 million as of December 31, 2024
7 Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure
Deutsche Bank’s total main credit exposure increased by € 37.0 billion year-on-year with € 24.2 billion in Investment
Bank mainly driven by debt securities and higher repo and repo style holding due to increased firm trading activities and client flows, as well as growth in loans and € 8.5 billion in the Corporate Bank mainly driven by growth in off balance sheet exposure due to new and refinanced deals. Exposure increases have been observed across all the products included in main credit exposures by business divisions, except for Private Bank, where a decrease of €10.8 billion was observed.
Main Credit Exposure Categories by Industry Sectors
The below tables give an overview of the bank’s credit exposure by industry based on the NACE code of the counterparty. NACE (Nomenclature des Activités Économiques dans la Communauté Européenne) is a standard
European industry classification system and does not have to be congruent with an internal risk based view applied elsewhere in this report.

	Dec 31, 2025
	Loans				Off-balance sheet		OTC derivatives
in € m.	at amortized cost[1]	trading - at fair value through P&L	Designated / mandatory at fair value through P&L	at fair value through OCI[2]	Revocable and irrevocable lending commitments[3]	Contingent liabilities	at fair value through P&L4
Agriculture, forestry and fishing	346	2	—	—	262	13	—
Mining and quarrying	1,964	1,629	41	—	4,533	1,410	853
Manufacturing	26,496	747	195	814	53,985	13,742	789
Electricity, gas, steam and air conditioning supply	4,787	256	5	82	8,956	4,009	207
Water supply, sewerage, waste management and remediation activities	675	39	—	4	1,042	405	141
Construction	4,628	451	179	55	4,764	3,732	74
Wholesale and retail trade, repair of motor vehicles and motorcycles	21,094	375	178	699	17,358	6,106	239
Transport and storage	4,580	36	2	98	5,784	1,524	184
Accommodation and food service activities	3,560	81	33	—	1,393	150	4
Information and communication	8,920	1,172	22	396	13,486	2,863	351
Financial and insurance activities⁸	129,848	5,441	1,354	1,845	97,880	38,349	19,636
Real estate activities⁹	45,505	1,445	147	56	7,566	321	185
Professional, scientific and technical activities	9,873	269	118	238	12,733	4,125	42
Administrative and support service activities	6,820	128	161	62	5,163	907	226
Public administration and defense, compulsory social security	7,758	384	10	—	8,755	148	358
Education	249	76	—	—	153	14	33
Human health services and social work activities	3,808	91	—	8	1,784	93	17
Arts, entertainment and recreation	851	17	—	13	1,255	96	18
Other service activities	8,731	191	923	62	3,043	833	713
Activities of households as employers, undifferentiated goods- and services-producing activities of households for own use	193,777	—	—	—	24,412	249	265
Activities of extraterritorial organizations and bodies	4	12	—	—	1	4	1
Total	484,270	12,842	3,370	4,432	274,305	79,092	24,336

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure

	Dec 31, 2025
	Debt Securities			Repo and repo-style transactions[7]			Total
in € m.	at amortized cost[5]	at fair value through P&L	at fair value through OCI[6]	at amortized cost	at fair value through P&L	at fair value through OCI
Agriculture, forestry and fishing	—	16	—	—	—	—	640
Mining and quarrying	—	595	—	—	—	—	11,025
Manufacturing	—	1,362	57	52	37	—	98,274
Electricity, gas, steam and air conditioning supply	49	766	94	—	—	—	19,210
Water supply, sewerage, waste management and remediation activities	—	71	11	—	—	—	2,386
Construction	360	377	260	—	—	—	14,881
Wholesale and retail trade, repair of motor vehicles and motorcycles	118	446	6	—	—	—	46,620
Transport and storage	243	408	25	—	—	—	12,883
Accommodation and food service activities	—	88	2	—	—	—	5,311
Information and communication	7	1,930	—	—	3	—	29,151
Financial and insurance activities⁸	6,916	35,177	3,810	37,362	111,332	1,128	490,078
Real estate activities⁹	81	1,314	215	101	2	—	56,939
Professional, scientific and technical activities	—	556	119	—	7	—	28,079
Administrative and support service activities	—	422	8	—	23	—	13,920
Public administration and defense, compulsory social security	24,233	82,712	32,171	—	631	—	157,158
Education	—	207	82	—	—	—	814
Human health services and social work activities	108	206	86	—	—	—	6,201
Arts, entertainment and recreation	—	46	10	—	—	—	2,305
Other service activities	153	4,106	16	—	279	—	19,050
Activities of households as employers, undifferentiated goods- and services-producing activities of households for own use	—	—	—	—	—	—	218,703
Activities of extraterritorial organizations and bodies	8,017	4,770	1,112	—	—	—	13,920
Total	40,285	135,575	38,084	37,514	112,315	1,128	1,247,548
1 Includes stage 3 and stage 3 POCI loans at amortized cost amounting to € 15.3 billion as of December 31, 2025
2 Includes stage 3 and stage 3 POCI loans at fair value through OCI amounting to € 16.9 million as of December 31, 2025
3 Includes stage 3 and stage 3 POCI off-balance sheet exposure amounting to € 2.7 billion as of December 31, 2025
4 Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting
5 Includes stage 3 and stage 3 POCI debt securities at amortized cost amounting to € 25.3 million as of December 31, 2025
6 Includes stage 3 and stage 3 POCI debt securities at fair value through OCI amounting to € 130.2 million as of December 31, 2025
7 Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed
8 Includes exposure to Corporates including Holding Companies of € 108 billion, Asset-Backed Securities of € 47 billion, Banks of € 91 billion, Insurance of € 21 billion,
Financial Intermediaries of € 13 billion and Public Sector of € 16 billion , all based on internal client classification
9 Non-recourse Commercial Real Estate portfolio based on Deutsche Bank’s definition is € 31 billion

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure

	Dec 31, 2024
	Loans				Off-balance sheet		OTC derivatives
in € m.	at amortized cost[1]	trading - at fair value through P&L	Designated / mandatory at fair value through P&L	at fair value through OCI[2]	Revocable and irrevocable lending commitments[3]	Contingent liabilities	at fair value through P&L4
Agriculture, forestry and fishing	336	—	—	—	239	24	1
Mining and quarrying	1,885	2,392	66	—	5,934	1,275	145
Manufacturing	26,634	525	5	1,195	56,933	14,331	1,205
Electricity, gas, steam and air conditioning supply	4,346	632	—	38	8,870	4,489	150
Water supply, sewerage, waste management and remediation activities	595	—	—	3	1,013	264	50
Construction	4,330	244	—	30	3,039	3,244	13
Wholesale and retail trade, repair of motor vehicles and motorcycles	21,405	165	103	809	18,290	6,339	180
Transport and storage	4,766	416	63	103	5,373	1,201	164
Accommodation and food service activities	2,665	64	—	19	1,314	150	2
Information and communication	8,930	757	16	237	16,501	3,014	384
Financial and insurance activities⁸	126,640	3,944	1,177	1,589	95,492	34,889	22,093
Real estate activities⁹	49,859	1,005	136	535	7,868	399	326
Professional, scientific and technical activities	6,276	133	—	214	5,754	2,129	161
Administrative and support service activities	8,921	319	95	161	5,025	493	138
Public administration and defense, compulsory social security	5,740	458	14	24	7,438	120	286
Education	295	17	—	—	99	55	55
Human health services and social work activities	4,130	29	—	12	1,850	91	46
Arts, entertainment and recreation	820	4	—	15	1,166	83	17
Other service activities	6,719	260	280	81	7,013	628	1,305
Activities of households as employers, undifferentiated goods- and services-producing activities of households for own use	204,282	—	—	—	20,488	246	174
Activities of extraterritorial organizations and bodies	5	17	—	—	1	3	4
Total	489,579	11,380	1,954	5,068	269,699	73,468	26,900

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure

	Dec 31, 2024
	Debt Securities			Repo and repo-style transactions[7]			Total
in € m.	at amortized cost[5]	at fair value through P&L	at fair value through OCI[6]	at amortized cost	at fair value through P&L	at fair value through OCI
Agriculture, forestry and fishing	—	2	—	—	—	—	602
Mining and quarrying	41	553	2	—	—	—	12,293
Manufacturing	23	1,389	50	43	42	—	102,375
Electricity, gas, steam and air conditioning supply	71	915	28	—	—	—	19,541
Water supply, sewerage, waste management and remediation activities	—	143	1	—	—	—	2,070
Construction	264	344	285	—	—	—	11,793
Wholesale and retail trade, repair of motor vehicles and motorcycles	—	612	3	—	—	—	47,904
Transport and storage	159	461	3	—	—	—	12,710
Accommodation and food service activities	5	90	1	—	—	—	4,311
Information and communication	31	1,048	—	—	—	—	30,918
Financial and insurance activities⁸	5,379	29,863	5,671	40,437	104,150	2,786	474,109
Real estate activities⁹	198	1,277	181	324	7	—	62,114
Professional, scientific and technical activities	48	256	105	—	—	—	15,075
Administrative and support service activities	19	471	4	—	16	—	15,661
Public administration and defense, compulsory social security	14,160	83,873	27,354	—	110	—	139,577
Education	—	262	14	—	—	—	797
Human health services and social work activities	103	289	—	—	1	—	6,550
Arts, entertainment and recreation	—	19	—	—	—	—	2,124
Other service activities	450	3,514	13	42	207	—	20,514
Activities of households as employers, undifferentiated goods- and services-producing activities of households for own use	—	—	—	—	—	—	225,190
Activities of extraterritorial organizations and bodies	704	2,362	522	—	117	—	3,735
Total	21,655	127,744	34,236	40,846	104,649	2,786	1,209,964
1 Includes stage 3 and stage 3 POCI loans at amortized cost amounting to € 15.6 billion as of December 31, 2024
2 Includes stage 3 and stage 3 POCI loans at fair value through OCI amounting to €60.7 million as of December 31, 2024
3 Includes stage 3 and stage 3 POCI off-balance sheet exposure amounting to € 2.2 billion as of December 31, 2024
4 Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting
5 Includes stage 3 and stage 3 POCI debt securities at amortized cost amounting to € 41.6 million as of December 31, 2024
6 Includes stage 3 and stage 3 POCI debt securities at fair value through OCI amounting to € 25.6 million as of December 31, 2024
7 Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed
8 Includes exposure to Corporates including Holding Companies of € 108 billion, Asset-Backed Securities of € 49 billion, Banks of € 66 billion, Insurance of € 9 billion,
Financial Intermediaries of € 15 billion and Public Sector of € 17 billion, all based on internal client classification
9 Non-recourse Commercial Real Estate portfolio based on Deutsche Bank’s definition is € 36 billion

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure
All credit exposures are subject to the same credit underwriting requirements stipulated in the bank’s “Principles for
Managing Credit Risk”, including various controls according to single name, country, industry and product/asset class-
specific concentration.
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
The Group’s credit exposure to the ten largest counterparties accounted for 11% of the bank’s aggregated total credit exposure in these categories as of December 31, 2025, compared with 11% as of December 31, 2024. The top ten counterparty exposures were well-rated counterparties or otherwise related to structured trades which show high levels of risk mitigation.
The Group’s amortized cost loan exposure within above categories is mostly with borrowers of good credit quality.
Moreover, with the focus on the Corporate Bank and Investment Bank, loan exposure is subject to further risk mitigation through the bank’s e.g., Strategic Corporate Lending unit.
Deutsche Bank’s household loan exposure is principally associated with Private Bank portfolios.
The bank’s amortized cost loan exposure of € 45.5 billion to Real Estate activities as reported above is based on NACE code classification and comprises of recourse and non-recourse financing, across various parts of the group and client segment. This includes € 18.8 billion of loans which is based on Deutsche Bank’s definition of non-recourse CRE loans.
For more information on non-recourse CRE loans, see section “Focus areas”.
The Group’s commercial real estate loans, primarily originated in the U.S. and Europe, are generally secured by first mortgages on the underlying real estate property. Deutsche Bank originates fixed and floating rate loans and selectively acquires (generally at substantial discount) sub-/non-performing loans sold by financial institutions. The underwriting process is stringent and the exposure is managed under separate portfolio limits. Credit underwriting policy guidelines provide that LTV ratios of generally less than 80% are adhered to loan origination. Additionally, given the significance of the underlying collateral, independent external appraisals are commissioned for all secured loans by a valuation team
(part of the independent Credit Risk Management function) which is also responsible for reviewing and challenging the reported real estate values regularly. Deutsche Bank originates loans for distribution in the banking market or via securitization. In this context Deutsche Bank frequently retains a portion of the syndicated loans while securitized positions may be entirely sold (except where regulation requires retention of economic risk). Mezzanine or other junior tranches of debt are retained only in exceptional cases. The bank also participates in conservatively underwritten unsecured lines of credit to well-capitalized real estate investment trusts and other real estate operating companies.
Commercial real estate property valuations and rental incomes can be significantly impacted by macro-economic conditions and idiosyncratic events affecting the underlying properties. Accordingly, the portfolio is categorized as higher risk and hence subject to the aforementioned tight restrictions on concentration.
Deutsche Bank’s exposure to Financial and Insurance Activities is € 490.1 billion as of December 31, 2025 which also includes exposures to Asset Backed Securities, Banks, Insurance, Financial intermediaries, Public Sector as well as to
Corporates including Holding Companies. Exposures are managed using bespoke risk management frameworks, trade-
by-trade approvals and relevant risk appetite metrics. Total loans across all applicable measurement categories amounted to € 138.5 billion, total repo and repo style transactions across all applicable measurement categories amounted to € 149.8 billion and off-balance sheet activities amounted to € 136.2 billion as of December 31, 2025 and were principally associated with Investment Bank and Corporate Bank portfolios, which were majorly held in North
America and Europe.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure
Main credit exposure categories by geographical region

	Dec 31, 2025
	Loans				Off-balance sheet		OTC derivatives
in € m.	at amortized cost[1]	trading - at fair value through P&L	Designated / mandatory at fair value through P&L	at fair value through OCI[2]	Revocable and irrevo- cable lending commitments[3]	Contingent liabilities	at fair value through P&L4
Europe	328,619	4,376	2,100	1,861	148,112	42,864	14,026
Of which:
Germany	213,628	460	935	538	73,322	16,477	3,631
United Kingdom	13,579	954	331	146	11,164	4,861	4,274
France	4,476	253	99	30	8,402	2,398	688
Luxembourg	18,397	839	316	163	9,740	466	2,033
Italy	23,710	124	34	172	4,263	5,299	148
Netherlands	8,969	262	25	394	8,150	2,458	1,093
Spain	15,592	56	47	109	3,827	4,788	151
Ireland	6,447	448	308	31	5,704	335	525
Switzerland	5,858	38		103	8,896	3,018	104
Poland	3,082			11	1,987	227	29
Belgium	1,914	81		61	1,584	519	148
Russian Federation⁸	12				—
Ukraine⁸	206	133[9]			363	8
Other Europe⁸	12,749	727	5	102	10,710	2,009	1,202
North America	105,390	4,474	910	1,507	105,259	18,588	4,730
Of which:
U.S.	91,357	4,252	547	1,357	97,229	16,755	3,158
Cayman Islands	6,155	128	322	77	2,762	1,025	1,032
Canada	2,478	94		53	3,378	195	138
Other North America	5,400	—	41	21	1,889	613	402
Asia/Pacific	39,770	1,669	344	963	17,504	16,093	4,511
Of which:
Japan	1,719	102	27	544	524	688	469
Australia	3,543	264	2	46	3,177	1,691	408
India	9,473	98		8	1,525	3,584	142
China	3,495	3	1	21	757	1,699	231
Singapore	4,142	88	3	98	2,086	1,260	287
Hong Kong	2,338	17	59	34	3,158	723	309
Other Asia/Pacific	15,059	1,097	251	211	6,278	6,449	2,665
Other geographical areas	10,491	2,322	16	101	3,430	1,548	1,068
Total	484,270	12,842	3,370	4,432	274,305	79,092	24,336

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure

	Dec 31, 2025
	Debt Securities			Repo and repo-style transactions[7]			Total
in € m.	at amortized cost[5]	at fair value through P&L	at fair value through OCI[6]	at amortized cost	at fair value through P&L	at fair value through OCI
Europe	28,302	65,420	18,907	21,965	30,276	—	706,827
Of which:
Germany	426	7,002	4,075	1,470	286	—	322,250
United Kingdom	1,824	13,446	2,729	11,736	14,924	—	79,968
France	7,857	10,793	4,063	3,592	4,069	—	46,720
Luxembourg	149	3,076	15		4,013	—	39,207
Italy	6,030	8,845	961	3,380	805	—	53,771
Netherlands	50	2,220	41	169	32	—	23,863
Spain	1,490	3,763	588	1,123	27	—	31,561
Ireland	922	1,930	21	7	987	—	17,666
Switzerland		1,319	4		247	—	19,586
Poland		555	3,511		191	—	9,594
Belgium	5,572	5,208	2,022	—		—	17,109
Russian Federation⁸		—	1			—	13
Ukraine⁸		172	17			—	899
Other Europe⁸	3,983	7,090	861	487	4,696	—	44,621
North America	6,103	35,201	12,318	11,001	68,842	—	374,324
Of which:
U.S.	5,730	32,907	12,132	7,554	49,668	—	322,645
Cayman Islands	373	185		3,200	15,011	—	30,269
Canada	—	1,977	187	86	4,161	—	12,747
Other North America		132		161	1	—	8,662
Asia/Pacific	4,792	27,901	6,380	3,653	12,717	—	136,297
Of which:
Japan	5	2,666	2,028	157	7,179		16,108
Australia	3,145	2,507	294		1,315		16,393
India	569	6,750	55		16		22,220
China	118	2,289	249	90	240		9,192
Singapore	9	1,041	528	—	979		10,519
Hong Kong	13	410	567	—	662		8,289
Other Asia/Pacific	933	12,238	2,660	3,407	2,327		53,576
Other geographical areas	1,089	7,053	478	896	480	1,128	30,099
Total	40,285	135,575	38,084	37,514	112,315	1,128	1,247,548
1 Includes stage 3 and stage 3 POCI loans at amortized cost amounting to € 15.3 billion as of December 31, 2025
2 Includes stage 3 and stage 3 POCI loans at fair value through OCI amounting to € 16.9 million as of December 31, 2025
3 Includes stage 3 and stage 3 POCI off-balance sheet exposure amounting to € 2.7 billion as of December 31, 2025
4 Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting
5 Includes stage 3 and stage 3 POCI debt securities at amortized cost amounting to € 25.3 million as of December 31, 2025
6 Includes stage 3 and stage 3 POCI debt securities at fair value through OCI amounting to € 130.2 million as of December 31, 2025
7 Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed
8 Thematic addition on back of the ongoing border conflict between the Russian Federation and Ukraine
9 Ukraine trading loan exposure driven by financing, materially guaranteed by supranational development bank. Net exposure considering broader risk mitigation structure is de minimis

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure

	Dec 31, 2024
	Loans				Off-balance sheet		OTC derivatives
in € m.	at amortized cost[1]	trading - at fair value through P&L	Designated / mandatory at fair value through P&L	at fair value through OCI[2]	Revocable and irrevo- cable lending commitments[3]	Contingent liabilities	at fair value through P&L4
Europe	331,232	3,420	702	1,843	146,860	42,033	15,611
Of which:
Germany	220,959	304	353	512	72,341	15,761	4,393
United Kingdom	11,044	365	23	163	12,589	4,418	3,594
France	4,319	69	39	33	6,967	2,111	746
Luxembourg	17,119	944	14	131	8,737	546	1,780
Italy	23,190	229	24	69	4,424	5,302	266
Netherlands	9,593	265	4	332	9,452	2,964	1,460
Spain	15,580	109	40	123	3,833	4,633	169
Ireland	6,483	271	195	61	5,057	295	568
Switzerland	6,050	19	—	196	8,562	2,548	434
Poland	2,890	—	—	15	2,358	181	5
Belgium	1,991	33	—	80	1,685	1,582	181
Russian Federation⁸	102	—	—	12	1	21	—
Ukraine⁸	98	172[9]	—	—	—	5	—
Other Europe⁸	11,813	639	10	116	10,855	1,665	2,016
North America	108,465	3,262	931	2,324	110,332	14,856	5,890
Of which:
U.S.	95,186	2,986	507	2,095	102,989	13,462	4,923
Cayman Islands	5,969	151	319	87	2,770	660	515
Canada	1,491	121	33	118	2,584	223	202
Other North America	5,819	4	72	24	1,989	511	250
Asia/Pacific	40,066	1,433	309	611	9,941	15,232	5,156
Of which:
Japan	1,744	151	42	77	532	645	598
Australia	3,404	238	—	9	2,918	1,371	512
India	9,001	24	25	—	1,405	3,789	104
China	4,245	4	95	24	443	1,852	755
Singapore	5,146	95	17	129	1,136	2,128	291
Hong Kong	3,062	90	—	87	723	366	229
Other Asia/Pacific	13,466	831	130	285	2,783	5,082	2,666
Other geographical areas	9,816	3,265	11	289	2,567	1,348	244
Total	489,579	11,380	1,954	5,068	269,699	73,468	26,900

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure

	Dec 31, 2024
	Debt Securities			Repo and repo-style transactions[7]			Total
in € m.	at amortized cost[5]	at fair value through P&L	at fair value through OCI[6]	at amortized cost	at fair value through P&L	at fair value through OCI
Europe	10,425	57,024	15,388	27,957	34,516	283	687,293
Of which:
Germany	321	7,899	1,887	2,033	855	—	327,619
United Kingdom	503	12,141	1,983	12,407	14,163	—	73,393
France	1,511	7,855	3,888	4,077	8,058	—	39,672
Luxembourg	—	2,699	472	127	3,615	—	36,184
Italy	4,914	8,038	985	4,144	1,425	—	53,011
Netherlands	87	2,014	33	—	71	—	26,276
Spain	1,489	4,096	359	1,388	33	—	31,853
Ireland	1,326	1,695	8	29	1,065	—	17,053
Switzerland	—	1,657	1	2,658	280	—	22,404
Poland	—	262	3,554	—	84	—	9,349
Belgium	—	4,197	1,572	—	5	—	11,325
Russian Federation⁸	—	3	—	—	—	—	138
Ukraine⁸	—	165	13	—	—	—	454
Other Europe⁸	273	4,304	634	1,094	4,861	283	38,562
North America	7,227	34,972	12,695	8,205	52,388	—	361,546
Of which:
U.S.	6,854	33,637	12,499	4,991	39,389	—	319,517
Cayman Islands	373	370	—	3,032	9,388	—	23,634
Canada	—	872	195	—	3,575	—	9,415
Other North America	—	93	—	182	36	—	8,979
Asia/Pacific	3,844	28,246	5,995	3,839	17,524	1,006	133,202
Of which:
Japan	6	2,985	964	178	8,815	—	16,736
Australia	2,526	2,374	311	212	2,720	—	16,596
India	658	6,630	75	—	—	681	22,391
China	—	4,400	274	—	952	—	13,042
Singapore	61	946	738	—	711	—	11,397
Hong Kong	9	559	553	—	329	—	6,007
Other Asia/Pacific	584	10,353	3,081	3,449	3,997	326	47,032
Other geographical areas	160	7,501	158	845	222	1,497	27,923
Total	21,655	127,744	34,236	40,846	104,649	2,786	1,209,964
1 Includes stage 3 and stage 3 POCI loans at amortized cost amounting to € 15.6 billion as of December 31, 2024
2  Includes stage 3 and stage 3 POCI loans at fair value through OCI amounting to € 60.7 million as of December 31, 2024
3 Includes stage 3 and stage 3 POCI off-balance sheet exposure amounting to € 2.2 billion as of December 31, 2024
4 Includes the effect of netting agreements and cash collateral received where applicable. Excludes derivatives qualifying for hedge accounting
5 Includes stage 3 and stage 3 POCI debt securities at amortized cost amounting to € 41.6 million as of December 31, 2024
6 Includes stage 3 and stage 3 POCI debt securities at fair value through OCI amounting to € 25.6 million as of December 31, 2024
7 Before reflection of collateral and limited to securities purchased under resale agreements and securities borrowed
8 Thematic addition on back of the ongoing border conflict between the Russian Federation and Ukraine
9 Ukraine trading loan exposure driven by financing, materially guaranteed by supranational development bank. Net exposure considering broader risk mitigation structure is de minimis
The tables above provide an overview of Deutsche Bank’s credit exposure by geographical region, allocated based on the counterparty’s country of domicile. The domicile view might differ from any internal risk based view applied elsewhere in this report.
The Group’s largest concentration of credit risk within loans from a regional perspective is in its home market Germany, with a significant share in households, which includes the majority of the mortgage lending and home loan business.
Within OTC derivatives, tradable assets as well as repo and repo-style transactions, the largest concentrations from a regional perspective were in Europe and North America.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure
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
Main Corporate Bank and Investment Bank credit exposure categories according to the bank’s internal creditworthiness categories of the counterparties – gross

		Dec 31, 2025
in € m. (unless stated otherwise)		Loans				Off-balance sheet		OTC derivatives
Rating band	Probability of default in %[1]	at amortized cost	trading - at fair value through P&L	Designated/ mandatory at fair value through P&L	at fair value through OCI	Revocable and irrevo-cable lending commitments	Contingent liabilities	at fair value through P&L2
iAAA–iAA	> 0.00 ≤ 0.04	17,345	519	135	239	21,928	3,933	8,234
iA	> 0.04 ≤ 0.11	45,423	120	248	677	67,516	36,422	6,687
iBBB	> 0.11 ≤ 0.5	77,819	3,438	1,146	2,844	92,128	23,430	5,513
iBB	> 0.5 ≤ 2.27	66,044	4,840	1,587	646	41,868	8,843	1,230
iB	> 2.27 ≤ 10.22	18,089	1,228	93	9	10,885	2,577	172
iCCC and below	> 10.22 ≤ 100	10,174	2,678	160	17	2,773	876	335
Total		234,895	12,823	3,370	4,432	237,097	76,082	22,170

		Dec 31, 2025
in € m. (unless stated otherwise)		Debt Securities			Repo and repo-style transactions
Rating band	Probability of default in %[1]	at amortized cost	at fair value through P&L	at fair value through OCI	at amortized cost	at fair value through P&L	at fair value through OCI	Total
iAAA–iAA	> 0.00 ≤ 0.04	351	71,459	1,255	16,023	36,320	—	177,740
iA	> 0.04 ≤ 0.11	3,102	20,258	902	7,033	6,821	—	195,208
iBBB	> 0.11 ≤ 0.5	747	13,616	138	7,240	52,272	—	280,333
iBB	> 0.5 ≤ 2.27	957	23,358	533	6,416	16,523	—	172,844
iB	> 2.27 ≤ 10.22	37	594	211	793	452	—	35,143
iCCC and below	> 10.22 ≤ 100	25	904	133	9	0	—	18,083
Total		5,220	130,188	3,173	37,514	112,388	—	879,351
1Reflects the probability of default for a one year time horizon
2Includes the effect of netting agreements and cash collateral received where applicable
Main Corporate Bank and Investment Bank credit exposure categories according to the bank’s internal creditworthiness categories of the counterparties – net

		Dec 31, 2025¹
in € m. (unless stated otherwise)		Loans						OTC derivatives
Rating band	Probability of default in %[2]	at amortized cost	trading - at fair value through P&L	Designated/ mandatory at fair value through P&L	at fair value through OCI	Revocable and irrevo- cable lending commitments	Contingent liabilities	at fair value through P&L
iAAA–iAA	> 0.00 ≤ 0.04	9,762	157	135	94	21,028	3,575	4,745
iA	> 0.04 ≤ 0.11	33,326	120	248	625	65,146	32,869	3,105
iBBB	> 0.11 ≤ 0.5	36,728	2,548	697	1,974	84,025	18,315	3,588
iBB	> 0.5 ≤ 2.27	29,606	4,132	1,206	463	37,687	6,398	1,157
iB	> 2.27 ≤ 10.22	4,874	1,095	37	4	10,084	1,386	161
iCCC and below	> 10.22 ≤ 100	4,645	2,158	56	9	2,625	350	233
Total		118,942	10,211	2,379	3,169	220,594	62,893	12,989

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure

		Dec 31, 2025¹
in € m. (unless stated otherwise)		Debt Securities			Repo and repo-style transactions
Rating band	Probability of default in %[2]	at amortized cost	at fair value through P&L	at fair value through OCI	at amortized cost	at fair value through P&L	at fair value through OCI	Total
iAAA–iAA	> 0.00 ≤ 0.04	351	71,391	1,255	—	351	—	112,844
iA	> 0.04 ≤ 0.11	3,102	20,258	902	202	25	—	159,928
iBBB	> 0.11 ≤ 0.5	266	13,351	111	—	51	—	161,652
iBB	> 0.5 ≤ 2.27	484	22,828	133	—	342	—	104,437
iB	> 2.27 ≤ 10.22	37	508	203	—	—	—	18,389
iCCC and below	> 10.22 ≤ 100	25	730	119	—	—	—	10,950
Total		4,265	129,066	2,723	202	768	—	568,199
1Net of eligible collateral, guarantees and hedges based on IFRS requirements
2Reflects the probability of default for a one year time horizon
The tables below show the main Corporate Bank and Investment Bank credit exposure for 2024 by product types and internal rating bands.
Main Corporate Bank and Investment Bank credit exposure categories according to the bank’s internal creditworthiness categories of the counterparties – gross

		Dec 31, 2024
in € m. (unless stated otherwise)		Loans				Off-balance sheet		OTC derivatives
Rating band	Probability of default in %[1]	at amortized cost	trading - at fair value through P&L	Designated/ mandatory at fair value through P&L	at fair value through OCI	Revocable and irrevo-cable lending commitments	Contingent liabilities	at fair value through P&L2
iAAA–iAA	> 0.00 ≤ 0.04	18,371	177	84	209	28,227	6,007	10,133
iA	> 0.04 ≤ 0.11	47,908	60	542	1,167	69,746	32,937	7,441
iBBB	> 0.11 ≤ 0.5	66,741	3,207	131	2,537	88,790	22,201	4,101
iBB	> 0.5 ≤ 2.27	64,486	4,983	561	1,080	34,521	6,015	2,202
iB	> 2.27 ≤ 10.22	21,094	713	399	10	8,865	2,244	104
iCCC and below	> 10.22 ≤ 100	8,153	2,141	235	65	2,210	931	97
Total		226,751	11,280	1,951	5,068	232,359	70,335	24,077

		Dec 31, 2024
in € m. (unless stated otherwise)		Debt Securities			Repo and repo-style transactions
Rating band	Probability of default in %[1]	at amortized cost	at fair value through P&L	at fair value through OCI	at amortized cost	at fair value through P&L	at fair value through OCI	Total
iAAA–iAA	> 0.00 ≤ 0.04	694	64,329	192	17,775	39,458	—	185,657
iA	> 0.04 ≤ 0.11	2,469	14,985	46	7,374	8,817	—	193,490
iBBB	> 0.11 ≤ 0.5	1,021	19,851	149	7,506	13,055	—	229,290
iBB	> 0.5 ≤ 2.27	1,319	22,194	431	7,390	41,123	—	186,303
iB	> 2.27 ≤ 10.22	90	643	402	686	1,795	—	37,044
iCCC and below	> 10.22 ≤ 100	42	825	47	115	—	—	14,862
Total		5,635	122,827	1,268	40,846	104,248	—	846,646
1Reflects the probability of default for a one year time horizon
2Includes the effect of netting agreements and cash collateral received where applicable

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure
Main Corporate Bank and Investment Bank credit exposure categories according to the bank’s internal creditworthiness categories of the counterparties – net

		Dec 31, 2024¹
in € m. (unless stated otherwise)		Loans				Off-balance sheet		OTC derivatives
Rating band	Probability of default in %[2]	at amortized cost	trading - at fair value through P&L	Designated/ mandatory at fair value through P&L	at fair value through OCI	Revocable and irrevo- cable lending commitments	Contingent liabilities	at fair value through P&L
iAAA–iAA	> 0.00 ≤ 0.04	10,671	99	84	64	26,953	5,128	4,893
iA	> 0.04 ≤ 0.11	36,198	60	392	953	67,092	29,677	4,140
iBBB	> 0.11 ≤ 0.5	30,736	2,869	56	1,836	82,049	17,106	2,948
iBB	> 0.5 ≤ 2.27	27,152	4,122	480	520	30,381	4,366	1,889
iB	> 2.27 ≤ 10.22	6,049	503	189	10	8,258	1,290	103
iCCC and below	> 10.22 ≤ 100	4,285	1,570	57	55	2,127	348	96
Total		115,091	9,223	1,258	3,438	216,860	57,915	14,069

		Dec 31, 2024¹
in € m. (unless stated otherwise)		Debt Securities			Repo and repo-style transactions
Ratingband	Probability of default in %[2]	at amortized cost	at fair value through P&L	at fair value through OCI	at amortized cost	at fair value through P&L	at fair value through OCI	Total
iAAA–iAA	> 0.00 ≤ 0.04	694	64,254	192	7	261	—	113,301
iA	> 0.04 ≤ 0.11	2,469	14,985	46	106	13	—	156,131
iBBB	> 0.11 ≤ 0.5	562	19,756	136	6	35	—	158,096
iBB	> 0.5 ≤ 2.27	860	21,684	334	—	1,087	—	92,874
iB	> 2.27 ≤ 10.22	20	537	362	—	—	—	17,321
iCCC and below	> 10.22 ≤ 100	42	711	47	—	—	—	9,338
Total		4,647	121,927	1,117	119	1,396	—	547,060
1Net of eligible collateral, guarantees and hedges based on IFRS requirements
2Reflects the probability of default for a one year time horizon
The above tables show an overall increase in the Corporate Bank and Investment Bank gross exposure in 2025 of
€ 32.7 billion or 4%. Repo and repo-style transactions increased by € 4.8 billion, mainly driven by increased firm trading activities and client flows. From a regional perspective, the increase was primarily attributable to counterparties domiciled in the United Kingdom and U.S. Off-balance sheet positions increased by €10.5 billion, mainly driven by new commitments issued during the period. Loans increased by € 10.5 billion, primarily in the Investment Bank. Debt
Securities increased by € 8.9 billion, mainly due to client flows and desk positioning and decrease in OTC Derivatives of
€ 1.9 billion was primarily due to decrease in foreign exchange derivatives products.
The Group uses risk mitigation techniques as described above to optimize Corporate Bank and Investment Bank credit exposures and reduce potential credit losses. The tables for “net” exposure disclose the development of the bank’s
Corporate Bank and Investment Bank credit exposures net of collateral, guarantees and hedges.
Risk Mitigation for Credit Exposure
Strategic Corporate Lending (“SCL”) unit helps to mitigate the risk of the bank’s corporate credit exposures. The notional amount of SCL’s risk reduction activities increased from € 43.2 billion as of December 31, 2024, to € 54.4 billion as of
December 31, 2025. As of year-end 2025, SCL mitigated the credit risk of € 49.9 billion of loans and lending-related commitments, through significant risk transfer. This position totalled € 38.4 billion as of December 31, 2024.
SCL also managed credit derivatives with an underlying notional amount of € 4.5 billion as of December 31, 2025. The position totalled € 4.7 billion as of December 31, 2024. The credit derivatives used for the bank’s portfolio management activities are accounted for at fair value.
The bank makes use of hedging also in other businesses to reduce single name concentration risks and utilizes private risk insurance and export credit agency cover to manage noncollateralized exposures.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure
Private Bank credit exposure
Private Bank credit exposure, credit exposure in stage 3 and net credit costs

	Total exposure in € m.		of which loan book in € m.		Credit exposure stage 3 in € m.		Net credit costs as a % of total exposure¹
	Dec 31, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024
Consumer Finance	39,413	40,098	25,414	25,571	1,994	1,689	0.93%	1.26%
Mortgages	155,424	162,057	153,275	159,510	2,026	2,212	0.02%	0.09%
Business Finance	15,192	15,878	11,585	12,420	1,112	1,058	0.61%	0.63%
Wealth Management	76,916	79,592	56,283	59,894	2,197	3,134	0.11%	0.13%
Other	430	583	36	81	—	24	0.55%	(0.01)%
Total	287,375	298,209	246,594	257,476	7,328	8,118	0.23%	0.29%
1Net credit costs for the twelve months period ended at the respective balance sheet date divided by the total exposure at that balance sheet date
Consumer Finance is divided into personal installment loans, credit lines and credit cards. Consumer Finance business is uncollateralized, loan risk depends on client quality. Various lending requirements are stipulated, including (but not limited to) client rating, maximum loan amounts and maximum tenors, and are adapted to individual circumstances of the borrower (i.e., for consumer loans maximum loan amount and maximum tenor taking into account amongst others customer net income). Given the largely homogeneous nature of this portfolio, counterparty credit-worthiness and ratings are derived by utilizing an automated decision engine.
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
Wealth Management offers globally customized wealth management solutions and private banking services including discretionary portfolio management and traditional and alternative investment solutions, complemented by structured risk management, wealth planning, lending and family office services for wealth, high-net-worth (HNW) and ultra-high-
net-worth (UHNW) individuals and family offices. Wealth Management’s total exposure is divided into Lombard Lending
(against readily marketable liquid collateral/securities) and Structured Lending (against less liquid collateral). While the level of credit risk for the Lombard portfolio is determined by assessing the quality of the underlying collateral, the level of credit risk for the structured portfolio is determined by assessing both the quality of the client and the collateral.
Products range from secured Lombard and mortgage loans to current accounts (Europe only), credit lines and other loans; to a lesser extent derivatives and contingencies.
Private Bank mortgage loan-to-value1

	Dec 31, 2025	Dec 31, 2024
≤ 50%	66%	65%
> 50 ≤ 70%	16%	16%
> 70 ≤ 90%	10%	10%
> 90 ≤ 100%	3%	3%
> 100 ≤ 110%	2%	2%
> 110 ≤ 130%	1%	2%
> 130%	1%	1%
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
increase the corresponding total exposure. The LTV calculation includes exposure which is secured by real estate collateral. Any mortgage lending exposure that is collateralized exclusively by any other type of collateral is not included in the LTV calculation.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure
The creditor’s creditworthiness, the LTV and the quality of collateral is an integral part of the Group’s risk management when originating loans and when monitoring and steering the Group’s credit risks. In general, the Group is willing to accept higher LTV’s, the better the creditor’s creditworthiness is. Nevertheless, restrictions of LTV apply e.g., for countries with negative economic outlook or expected declines of real estate values.
As of December 31, 2025, 66% of the Group’s exposure related to the mortgage lending portfolio had an LTV ratio below or equal to 50% compared to 65% as of December 31, 2024.
Focus areas in 2025
As mentioned in the Key risk themes section, Deutsche Bank has identified commercial real estate and climate risk as focus areas of the Group in 2025.
Commercial Real Estate
Commercial Real Estate (CRE) markets continue to face headwinds due to the impacts of higher interest rates, reduced market liquidity attached to tightened lending conditions, and structural changes in the office sector. The market stress has been more pronounced in the U.S. where property price indices show a more substantial decline of CRE asset values from recent peaks, compared to Europe and APAC. Especially within the office segment, the market weakness is most evident in the U.S., reflected in subdued leasing activity and higher vacancy rates compared to Europe. Recent market data indicate stabilization in some markets.
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
The Group continues to proactively work with borrowers to address upcoming maturities to establish terms for loan amendments and extensions, which in many cases, are classified as forbearance triggering Stage 2 classification under
IFRS 9 but are not always deemed modifications under IFRS (please see modification of financial assets and financial liabilities section). However, in certain cases, no agreement can be reached on loan extensions or loan amendments and the borrower’s inability to restructure or refinance leads to a default. This has resulted in higher Stage 3 ECL’s in 2024 and 2025. Overall, uncertainty remains with respect to future defaults and the timing of a full recovery in the CRE markets.
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
The entire CRE loan portfolio is subject to periodic stress testing under Deutsche Bank’s Group Wide Stress Test
Framework. In addition, Deutsche Bank uses bespoke portfolio stress testing for certain sub-segments of the CRE loan portfolio to obtain a more comprehensive view of potential downside risks. For the year ending December 31, 2025Group performed a bespoke portfolio stress test on a subset of the non-recourse financing portfolio deemed higher risk based on its heightened sensitivity to current CRE market stress factors, including higher interest rates, declining collateral values and elevated refinancing risk due to loan structures with a high proportion of their outstanding principal balance payable at maturity.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure
As of December 31, 2025, the non-recourse portfolio subject to bespoke portfolio stress testing, also referred to as the higher risk CRE portfolio or the stress-tested CRE portfolio, amounted to € 24.3 billion of the € 30.6 billion non-recourse
CRE portfolio, excluding sub-portfolios with less impacted risk drivers, which benefit from strong underlying demand fundamentals. The reduction in the non-recourse CRE portfolio and stress-tested CRE portfolio since December 31,
2024 was € 5.9 billion and € 5.0 billion, respectively, mainly driven by loan repayments , loan sales and FX impact partially offset by new loan originations. Allowance for credit losses as per December 31, 2025 amounted to € 1.1 billion for the non-recourse and € 903 million for the stress-tested CRE portfolios (December 31, 2024 € 795 million and € 653 million respectively).
The following table shows the stress-tested CRE portfolio by IFRS 9 stages, region, property type and average weighted loan to value (LTV) as well as provision for credit losses recorded for the year ended December 31, 2025, and December 31, 2024, respectively.
Stress-tested CRE portfolio

	Dec 31, 2025	Dec 31, 2024
in € m.	Gross Carrying Amount[1]	Gross Carrying Amount[1]
Exposure by stages
Stage 1	14,402	18,756
Stage 2	6,277	7,713
Stage 3	3,609	2,836
Total	24,288	29,305

thereof:
Forborne exposure	5,133	5,389

thereof:
North America	51%	54%
Western Europe (including Germany)	44%[2]	39%
Asia/Pacific	5%	7%
thereof: offices	35%	42%
North America	18%	24%
Western Europe (including Germany)	16%[3]	17%
Asia/Pacific	1%	2%
thereof: residential	15%	12%
thereof: hospitality	15%	10%
thereof: retail	11%	10%

Weighted average LTV, in %
Investment Bank	65%	66%
Corporate Bank	58%	56%
Other Business	70%	71%

	2025	2024
Allowance for Credit Losses[4]	903	653
Provision for Credit Losses[4]	712	492
thereof: North America	613	400
1 Loans at amortized cost
2 Germany accounts for approximately 9% of the total stress-tested CRE portfolio
3 Office loans in Germany account for 14% of total office loans in the stress-tested CRE portfolio
4Allowance for Credit Losses and Provision for Credit Losses do not include country risk provisions
The average LTV in the U.S. office loan segment increased from 81% as of December 31, 2024 to 88% as of December 31,
2025, in part due to repayments of some larger exposures. LTV calculations are based on latest externally appraised values which are additionally subject to regular interim internal adjustments. While the Group is updating CRE collateral values where applicable, such values and their underlying assumptions are subject to a higher degree of fluctuation and uncertainty in the current environment of heightened market volatility and reduced market liquidity.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure
Stage classification and provisioning levels are primarily based on the Group’s assessment of a borrower’s ability to generate recurring cash flows, its ability to obtain refinancing at the loan’s maturity, and an assessment of the financed property’s collateral value. Deutsche Bank actively monitors these factors for potential signs of deterioration to ensure timely adjustment of the borrower’s loan classifications. When a loan is deemed to be impaired, the Group calculates required credit loss provisions using multiple potential scenarios for loan resolution, weighted by their expected probabilities and taking into account information available at that point. Such assessments are inherently subjective with respect to scenario weightings and subject to various assumptions, including future cash flows generated by a property and potential property liquidation proceeds. These assumptions are subject to uncertainties which are exacerbated in the current volatile market environment such that deviating developments to initial assumptions could have a material future impact on calculated provisions. Additional uncertainty exists within the office sector due to the uncertain long-
term impact of remote working arrangements on demand for office space. The Group remains highly selective around new business, focusing on more attractive property types such as multi-family in particular sub-markets.
While central banks have started to cut short-term interest rates, the Group expects current CRE market conditions to continue, in the near-term particularly in the office sector which could result in further deterioration of asset quality and elevated credit loss provisions.
Since the onset of the CRE market deterioration, the Group aims to assess the downside risk of additional credit losses in its higher risk non-recourse portfolio through a temporary bespoke stress testing focused on examining property values movements as basis of to identify potential losses on a portfolio basis. Stressed values are derived by applying an observed peak-to-trough market index decline (a commercial property value market index) to the appraised values reduced by an additional haircut, differentiated by property type and region. Implying a liquidation scenario, the stress analysis assumes a loss to occur on a loan when the stressed property value is less than the outstanding loan balance, i.e., the stress LTV beyond 100%.
Based on the stress test assumptions, utilizing the stress-tested CRE portfolio and most current risk data as of
December 31, 2025, as a starting point, macro-economic stress could result in a severe stress scenario of approximately € 1.2 billion of credit losses, over multiple years based on the respective maturity profile. The allowance recorded against the stress tested portfolio was  € 0.9 billion  as of December 31, 2025.
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
Changes in underlying assumptions could lead to a wider range of stress results and hence the Group's bespoke stress approach should be viewed as one of multiple possible scenarios. While the stress test aims to assess potential losses in an adverse scenario, Deutsche Bank believes that based on currently available information, the ECL estimate related to the Group’s CRE portfolio is within a reasonable range and thus represents the bank’s best estimate, considering the advanced stage of the current down cycle which is pointing towards stabilization as real estate values have adjusted to the shocks from higher interest rates and remote working trends.
Climate Risk
Background and definitions
Climate transition and physical risks present growing risks to the bank’s sectoral and regional portfolios.
Transition risks, defined as the risks arising from the policy, technology and behavioral changes needed to decarbonize the global economy, are expected to lead to a progressive shift away from fossil fuel-based technologies in favor of renewable energy sources. This will generate increased risks for companies with carbon intensive business models who are unable to execute on credible transition plans. Deutsche Bank is exposed to transition risks via its lending to, and other business activities with, carbon intensive clients and physical assets.
Physical risks, defined as the potential for physical damage and associated financial and non-financial losses due to rising temperatures, are increasing in frequency and intensity. Deutsche Bank is exposed to physical risks via its lending to, and other business activities with, clients and physical assets in regions which are vulnerable to acute events (e.g., wildfires, hurricanes) and chronic events (e.g., rising sea levels).

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure
Risk identification, assessment and management.
A comprehensive climate materiality assessment is performed on an annual basis which assesses potential impacts across a range of scenarios and timeframes. The assessment utilizes a range of quantitative estimation approaches including emissions and emission intensity estimates, physical risk loss estimates across a range of different temperature scenarios and client transition and physical risk scorecards. The materiality assessment is based on internal ratings migration for corporate lending exposures and the impact on collateral value for real estate exposures. The quantitative assessment is supplemented by qualitative views from internal subject matter experts. The bank also conducts annual stress testing of climate and physical risks across a range of scenarios and timeframes.
The results of these assessments are utilized to quantify potential downside risks and to identify clients in higher risk portfolios which are subject to enhanced due diligence as part of the bank’s credit approval process. Risk assessments are integrated into the internal credit rating process and are considered as potential triggers for inclusion in the
Watchlist. Dedicated requirements for insurance arrangements are in place for real estate lending. To manage climate transition risks, net zero targets have been established for key carbon intensive sectors with dedicated governance in place to review transactions with a significant impact on target metrics. A detailed presentation and discussion of the bank’s net zero targets is provided in the Bank’s updated Transition Plan published in August 2025.
Forward-looking impact analysis
Based on the 2025 materiality assessment and climate stress test results the Group concludes that potential credit risk impacts are well-contained in both the short (1-2yr) and medium term (3-5yr) under current policy assumptions, and also in a scenario where all stated pledges by governments are enforced. The former scenario is considered most likely to occur in the short-to-medium term, that latter scenario is considered less likely to materialize in the current geopolitical environment.
The 2025 materiality assessment concludes that long-term risks are potentially material across all scenarios but with a high degree of uncertainty over the results reflecting the very long time frame, up to 25 years, and based on several conservative assumptions including a static balance sheet.
Risks to the portfolio would be significantly higher in a disorderly net zero scenario where following a prolonged period of inaction governments introduced punitive climate taxes and other policies with a very short implementation period.
Deutsche Bank considers this scenario to be extremely unlikely to materialize in the short to medium term and thus the risk is reflected in Deutsche Bank´s Economic Capital calculation rather than ECL.
Both the materiality assessment and bespoke climate stress test have several limitations including but not limited to high levels of uncertainty on policy developments over the medium-to-long term, difficulty with precisely forecasting the location and severity of physical risk events and assumptions around the adaptive capabilities of the bank´s clients.
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
Conclusion
To ensure that Deutsche Bank’s expected credit losses (ECL) model was taking into account the uncertainties in the macroeconomic environment throughout 2025, the Group reviewed emerging risks to assess its potential downside and to manage the bank’s credit strategy and risk appetite on an ongoing basis. Overall, Deutsche Bank believes the actions taken as a result of these reviews were designated to ensure the bank was adequately provisioned for its expected credit losses as of December 31, 2025.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure
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
Overview of financial assets subject to impairment
The following tables provide an overview of the exposure amount and allowance for credit losses by financial asset class broken down into stages as per IFRS 9 requirements.
Overview of financial assets subject to impairment

	Dec 31, 2025					Dec 31, 2024
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Amortized cost¹
Gross carrying amount	727,810	53,383	14,874	615	796,683	681,147	63,836	15,214	609	760,807
Allowance for credit losses²	421	888	4,600	247	6,156	438	736	4,412	213	5,799
of which Loans
Gross carrying amount	416,848	52,092	14,720	610	484,270	417,456	56,540	14,974	609	489,579
Allowance for credit losses²	409	881	4,513	247	6,049	411	718	4,326	213	5,668

Fair value through OCI
Fair value	43,030	466	147	—	43,644	36,828	5,176	86	—	42,090
Allowance for credit losses	12	22	14	—	48	12	16	10	—	38

Off-balance sheet
Notional amount	321,740	26,678	2,724	21	351,164	313,625	25,983	2,225	7	341,840
Allowance for credit losses³	98	96	196	2	393	106	82	173	—	361
1 Financial assets at amortized cost consist of: loans at amortized cost, cash and central bank balances, interbank balances (w/o central banks), central bank funds sold and securities purchased under resale agreements, securities borrowed and certain subcategories of other assets
2 Allowance for credit losses do not include allowance for country risk amounting to € 7 million as of December 31, 2025 and € 14 million as of December 31, 2024
3 Allowance for credit losses do not include allowance for country risk amounting to € 12 million as of December 31, 2025 and € 2 million as of December 31, 2024

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure
Financial assets at amortized cost
The following tables provide an overview of development of financial assets at amortized cost and related allowance for credit losses in each of the relevant reporting periods broken down into stages as per IFRS 9 requirements.
Development of exposures in the current reporting period

	Dec 31, 2025
	Gross carrying amount
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	681,147	63,836	15,214	609	760,807
Movements in financial assets including new business and credit extensions	94,185	1,095	1,549	170	96,999
Transfers due to changes in creditworthiness	4,569	(6,011)	1,442	—	—
Changes due to modifications that did not result in derecognition	—	3	(34)	—	(31)
Changes in models	N/M	N/M	N/M	N/M	N/M
Financial assets that have been derecognized during the period	(25,550)	(3,197)	(2,697)	(167)	(31,611)
Recovery of written off amounts	—	—	164	—	164
Foreign exchange and other changes	(26,540)	(2,344)	(764)	3	(29,645)
Balance, end of reporting period	727,810	53,383	14,874	615	796,683
N/M – Not meaningful
Financial assets at amortized cost subject to impairment increased primarily in Stage 1 in 2025:
Stage 1 exposures increased by € 46 billion or 7%, primarily due to an increase in cash and central bank balances and securities purchased as a part of Bank’s asset purchase program initiative to expand portfolio of European government bonds.
Stage 2 exposures went down by € 10 billion or 16% mainly due to stage upgrade from Stage 2 to stage 1 for a single large client in Asia Pacific and a decrease in Private Bank.
Stage 3 exposures decreased by € 0.3 billion or 2% in 2025, primarily due to decrease in Private Bank. This decrease has been partially offset by an increase in CRE Portfolio within Investment Bank.
Development of exposures in the previous reporting period

	Dec 31, 2024
	Gross carrying amount
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	692,091	55,704	12,799	806	761,400
Movements in financial assets including new business and credit extensions	73,483	934	2,151	(33)	76,536
Transfers due to changes in creditworthiness	(11,473)	9,079	2,394	N/M	—
Changes due to modifications that did not result in derecognition	—	9	(55)	—	(46)
Changes in models	N/M	N/M	N/M	N/M	N/M
Financial assets that have been derecognized during the period	(86,710)	(2,906)	(2,598)	(180)	(92,394)
Recovery of written off amounts	—	—	157	—	157
Foreign exchange and other changes	13,756	1,016	367	16	15,154
Balance, end of reporting period	681,147	63,836	15,214	609	760,807
N/M – Not meaningful
Financial assets at amortized cost subject to impairment slightly decreased by € 1 billion in 2024, driven by stage 1:Stage
1 exposures decreased by € 11 billion or 2%, primarily due to a reduction in cash and central bank balances partly offset by an increase in securities purchased under resale agreements.
Stage 2 exposures went up by € 8 billion or 15% mainly due to a large single client in Corporate & Other and an increase in Private Bank mainly driven by residual temporary impacts following the Postbank integration.
Stage 3 exposures increased by € 2 billion or 16% in 2024, mainly driven by new defaults in Private Bank and Corporate &
Other. The latter were related to the CRE portfolio.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure
Development of allowance for credit losses in the current reporting period

	Dec 31, 2025
	Allowance for Credit Losses²
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI⁴	Total
Balance, beginning of year	438	736	4,412	213	5,799
Movements in financial assets including new business and credit extensions	(90)	178	1,663	9	1,760
Transfers due to changes in creditworthiness	119	(85)	(35)	N/M	—
Changes due to modifications that did not result in derecognition	N/M	N/M	N/M	N/M	N/M
Changes in models[5]	(63)	91	(155)	—	(127)
Financial assets that have been derecognized during the period³	—	—	(1,002)	—	(1,002)
Recovery of written off amounts	—	—	164	—	164
Foreign exchange and other changes	18	(33)	(447)	25	(437)
Balance, end of reporting period	421	888	4,600	247	6,156
Provision for Credit Losses excluding country risk¹	(34)	185	1,473	9	1,633
N/M – Not meaningful
1 Movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models add up to Provision for Credit Losses excluding country risk
2  Allowance for credit losses does not include allowance for country risk amounting to € 7 million as of December 31, 2025
3 This position represents charge offs of allowance for credit losses
4 The total amount of undiscounted expected credit losses at initial recognition on financial assets that are purchased or originated credit-impaired initially recognized during the reporting period was € 74 million in 2025 and € — million in 2024
5 Changes in models primarily reflect LGD model update and changes to the SICR model
Allowance for credit losses for financial assets at amortized cost subject to impairment went up by € 358 million or 6% in
2025, largely driven by Stage 3:
Stage 1 allowances decreased by € 16 million or 4% mainly driven by Private Bank due to exposure reduction which has been partially offset by increases in Corporate Bank and Investment Bank.
Stage 2 allowances increased by € 152 million or 21% largely due to Private Bank and Investment Bank.
Stage 3 allowances went up by € 222 million or 5% in 2025, driven by additional charges in the CRE portfolio within
Investment Bank and an increase in Personal Banking within Private Bank.
The Group’s Stage 3 coverage ratio (defined as allowance for credit losses in Stage 3 (excluding POCI) as a percentage of financial assets at amortized cost in Stage 3 (excluding POCI)) amounted to 31% in the current fiscal year, compared to
29% in the prior year.
Development of allowance for credit losses in the previous reporting period

	Dec 31, 2024
	Allowance for Credit Losses²
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI⁴	Total
Balance, beginning of year	447	680	3,960	198	5,285
Movements in financial assets including new business and credit extensions	(150)	194	1,814	3	1,861
Transfers due to changes in creditworthiness	128	(128)	—	N/M	—
Changes due to modifications that did not result in derecognition	N/M	N/M	N/M	N/M	N/M
Changes in models	(2)	(7)	—	—	(9)
Financial assets that have been derecognized during the period³	—	—	(1,229)	—	(1,229)
Recovery of written off amounts	—	—	157	—	157
Foreign exchange and other changes	15	(3)	(290)	11	(267)
Balance, end of reporting period	438	736	4,412	213	5,799
Provision for Credit Losses excluding country risk¹	(24)	59	1,814	3	1,852
N/M – Not meaningful
1 Movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models add up to Provision for Credit Losses excluding country risk
2 Allowance for credit losses does not include allowance for country risk amounting to € 14 million as of December 31, 2024
3 This position represents charge offs of allowance for credit losses
4 The total amount of undiscounted expected credit losses at initial recognition on financial assets that are purchased or originated credit-impaired initially recognized during the reporting period was € — million in 2024 and € — million in 2023

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure
Allowance for credit losses for financial assets at amortized cost subject to impairment went up by € 513 million or 10%
in 2024, driven by stage 3:
Stage 1 allowances decreased by € 9 million or 2% mainly driven by Private Bank due to exposure reduction and almost offset by increases in Corporate Bank and Investment Bank.
Stage 2 allowances increased by € 56 million or 8% largely due to Private Bank and Corporate Bank.
Stage 3 allowances went up by € 466 million or 11% in 2024, driven by additional charges in the CRE portfolio and in
Corporate Bank as well as new defaults in Private Bank. The latter were offset to a large extent by non-performing loans sales.
The Group’s stage 3 coverage ratio (defined as allowance for credit losses in stage 3 (excluding POCI) as a percentage of financial assets at amortized cost in stage 3 (excluding POCI)) amounted to 29% in the current fiscal year, compared to
31% in the prior year.
Financial assets at amortized cost by business division

	Dec 31, 2025
	Gross Carrying Amount¹					Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Corporate Bank	121,313	13,065	2,700	16	137,094	61	109	1,027	(2)	1,196
Investment Bank	185,796	10,843	4,418	561	201,618	168	252	794	238	1,453
Private Bank	215,857	28,216	7,161	39	251,272	187	507	2,678	10	3,382
Asset Management	1,374	3	—	—	1,377	—	—	—	—	—
Corporate & Other	203,470	1,256	596	—	205,322	5	20	101	—	126
Total	727,810	53,383	14,874	615	796,683	421	888	4,600	247	6,156
1 Gross Carrying Amount numbers per business division are reported after a reallocation of cash balances from business divisions to Corporate & Other

	Dec 31, 2024
	Gross Carrying Amount¹					Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Corporate Bank	115,541	12,770	3,015	—	131,326	86	121	1,006	—	1,212
Investment Bank	179,230	12,380	3,462	609	195,682	138	112	714	213	1,176
Private Bank	224,098	30,564	7,864	—	262,526	205	489	2,583	—	3,277
Asset Management	1,213	11	—	—	1,224	—	—	—	—	—
Corporate & Other	161,066	8,111	873	—	170,050	9	14	110	—	133
Total	681,147	63,836	15,214	609	760,807	438	736	4,412	213	5,799
1 Gross Carrying Amount numbers per business division are reported after a reallocation of cash balances from business divisions to Corporate & Other

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure
Financial assets at amortized cost by industry sector
The below table provides an overview of the Group’s asset quality by industry and is based on the NACE code of the counterparty. NACE (Nomenclature des Activités Économiques dans la Communauté Européenne) is a standard
European industry classification system.

	Dec 31, 2025
	Gross Carrying Amount					Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Agriculture, forestry and fishing	323	55	11	1	390	—	1	5	—	7
Mining and quarrying	1,661	274	29	—	1,964	2	4	13	—	19
Manufacturing	21,660	3,849	1,252	21	26,782	24	42	540	5	610
Electricity, gas, steam and air conditioning supply	4,103	598	155	—	4,856	4	4	73	—	81
Water supply, sewerage, waste management and remediation activities	537	129	9	—	675	1	1	5	—	6
Construction	4,064	683	208	52	5,008	5	11	70	30	116
Wholesale and retail trade, repair of motor vehicles and motorcycles	18,514	2,375	981	21	21,891	17	30	457	—	504
Transport and storage	4,621	392	274	22	5,309	4	5	78	—	86
Accommodation and food service activities	2,489	1,008	61	1	3,559	4	10	27	—	41
Information and communication	8,102	712	494	—	9,308	10	10	99	—	120
Financial and insurance activities	373,938	8,435	1,879	142	384,394	93	110	523	59	785
Real estate activities	32,736	8,998	3,868	143	45,745	45	176	542	80	843
Professional, scientific and technical activities	8,970	1,043	255	4	10,272	8	19	109	1	137
Administrative and support service activities	6,157	998	136	7	7,298	6	10	44	3	62
Public administration and defense, compulsory social security	38,099	837	505	—	39,442	3	2	23	—	28
Education	169	74	8	—	251	—	1	2	—	3
Human health services and social work activities	3,195	588	133	1	3,917	4	10	23	—	37
Arts, entertainment and recreation	714	104	36	—	854	1	3	6	—	10
Other service activities	19,290	1,358	374	160	21,182	12	8	155	57	233
Activities of households as employers, undifferentiated goods- and services-producing activities of households for own use	170,423	20,868	4,207	39	195,538	178	432	1,804	12	2,426
Activities of extraterritorial organizations and bodies	8,045	4	—	—	8,048	—	—	—	—	—
Total	727,810	53,383	14,874	615	796,683	421	888	4,600	247	6,156

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure

	Dec 31, 2024
	Gross Carrying Amount					Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Agriculture, forestry and fishing	360	55	12	—	427	—	1	5	—	6
Mining and quarrying	1,687	234	4	—	1,926	3	5	3	—	11
Manufacturing	21,327	4,382	1,303	32	27,044	23	39	534	2	597
Electricity, gas, steam and air conditioning supply	3,898	407	210	—	4,515	6	8	77	—	92
Water supply, sewerage, waste management and remediation activities	527	63	5	—	595	1	1	3	—	4
Construction	3,643	713	207	45	4,609	5	8	81	13	106
Wholesale and retail trade, repair of motor vehicles and motorcycles	18,487	2,453	709	23	21,672	16	26	334	3	378
Transport and storage	4,145	829	259	24	5,257	4	4	45	—	53
Accommodation and food service activities	2,224	386	63	—	2,673	3	5	25	—	32
Information and communication	8,220	977	212	—	9,409	11	14	55	—	79
Financial and insurance activities	344,869	15,962	2,213	133	363,176	130	110	580	50	870
Real estate activities	35,812	10,860	3,604	173	50,448	18	48	512	88	666
Professional, scientific and technical activities	5,279	861	223	1	6,364	4	10	89	1	104
Administrative and support service activities	7,864	1,265	117	24	9,269	8	6	39	8	61
Public administration and defense, compulsory social security	23,217	1,018	641	—	24,876	10	3	31	—	44
Education	251	38	7	—	295	—	—	2	—	3
Human health services and social work activities	3,695	453	115	—	4,264	4	10	15	—	29
Arts, entertainment and recreation	716	95	11	—	822	—	1	4	—	6
Other service activities	16,190	810	419	113	17,532	13	6	144	30	193
Activities of households as employers, undifferentiated goods- and services- producing activities of households for own use	178,025	21,971	4,879	42	204,917	180	431	1,835	18	2,464
Activities of extraterritorial organizations and bodies	711	5	—	—	716	—	—	—	—	—
Total	681,147	63,836	15,214	609	760,807	438	736	4,412	213	5,799

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure
Financial assets at amortized cost by region

	Dec 31, 2025
	Gross Carrying Amount					Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Germany	272,360	23,872	4,908	16	301,156	160	426	2,324	(7)	2,903
Western Europe (excluding Germany)	177,613	13,040	3,152	351	194,157	122	247	1,103	192	1,664
Eastern Europe	11,864	934	97	—	12,895	2	6	43	—	51
North America	177,465	10,859	5,303	71	193,697	89	180	792	15	1,077
Central and South America	5,351	597	73	—	6,020	3	4	2	—	9
Asia/Pacific	68,050	2,767	708	73	71,599	34	17	199	1	252
Africa	4,911	1,066	483	—	6,460	4	3	26	—	34
Other	10,196	247	152	104	10,699	7	4	111	45	167
Total	727,810	53,383	14,874	615	796,683	421	888	4,600	247	6,156

	Dec 31, 2024
	Gross Carrying Amount					Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Germany	256,977	24,236	4,579	—	285,792	205	447	2,181	(2)	2,831
Western Europe (excluding Germany)	158,729	13,601	3,525	321	176,177	117	186	1,114	154	1,572
Eastern Europe	8,996	804	205	—	10,004	4	12	38	—	54
North America	178,548	15,549	4,888	62	199,047	51	70	619	11	752
Central and South America	5,445	459	73	—	5,978	4	2	19	—	25
Asia/Pacific	61,195	8,423	979	114	70,711	41	15	281	(3)	333
Africa	4,159	530	604	—	5,293	10	3	33	—	46
Other	7,098	234	361	113	7,806	6	2	127	52	186
Total	681,147	63,836	15,214	609	760,807	438	736	4,412	213	5,799
Financial assets at amortized cost by rating class

	Dec 31, 2025
	Gross Carrying Amount					Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
iAAA–iAA	267,161	653	—	—	267,813	2	1	—	—	3
iA	118,048	828	—	10	118,886	10	3	—	—	12
iBBB	179,141	4,125	—	—	183,266	60	10	—	—	70
iBB	143,684	18,896	—	1	162,582	246	208	—	—	454
iB	19,776	21,945	—	—	41,721	100	378	—	—	478
iCCC and below	—	6,937	14,874	604	22,415	3	289	4,600	247	5,138
Total	727,810	53,383	14,874	615	796,683	421	888	4,600	247	6,156

	Dec 31, 2024
	Gross Carrying Amount					Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
iAAA–iAA	226,138	7,186	—	—	233,324	2	—	—	—	2
iA	110,279	2,061	—	10	112,351	10	1	—	—	11
iBBB	179,697	7,150	—	—	186,847	54	12	—	—	66
iBB	140,755	20,146	—	—	160,901	246	111	—	—	358
iB	23,090	21,692	—	—	44,782	115	351	—	—	466
iCCC and below	1,188	5,601	15,214	599	22,603	11	260	4,412	213	4,896
Total	681,147	63,836	15,214	609	760,807	438	736	4,412	213	5,799

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure
The Group’s existing commitments to lend additional funds to debtors with stage 3 financial assets at amortized cost amounted to € 903 million as of December 31, 2025 and € 710 million as of December 31, 2024.
Collateral held against financial assets at amortized cost in stage 3

	Dec 31, 2025			Dec 31, 2024
in € m.	Gross Carrying Amount	Collateral	Guarantees	Gross Carrying Amount	Collateral	Guarantees
Financial Assets at Amortized Cost (Stage 3)[1]	14,874	6,294	1,066	15,214	6,242	1,368
1 Stage 3 excluding POCI assets
In 2025, collateral and guarantees held against financial assets at amortized cost in Stage 3 decreased by € 0.3 billion, or
3% mainly driven by Private Bank.
Due to full collateralization the Group did not recognize an allowance for credit losses against financial assets at amortized cost in Stage 3 for € 1.8 billion in 2025 and € 1.6 billion in 2024.
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
–The remaining lifetime probability of default (PD) at the reporting date based on the modified terms; with
–The remaining lifetime PD estimated based on data at initial recognition and based on the original contractual terms.
The following table provides the overview of modified financial assets at amortized cost broken down into IFRS 9 stages.
Modified Assets at Amortized Cost

	Dec 31, 2025					Dec 31, 2024
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Amortized cost carrying amount prior to modification	56	243	268	—	567	—	726	132	—	858
Net modification gain/losses recognized	—	3	(34)	—	(31)	—	9	(55)	—	(46)
In 2025, the bank has observed a decrease of € 291 million in modified assets at amortized cost due to client related modifications, driven by Investment Bank and Private Bank.
In 2025, the Group has not observed any amounts of modified assets that have been upgraded to Stage 1. The bank has not observed any subsequent re-deterioration of those assets into Stages 2 and 3.
In 2024, the Group has not observed any amounts of modified assets that have been upgraded to Stage 1. The bank has not observed any subsequent re-deterioration of those assets into Stages 2 and 3.
Financial assets at fair value through other comprehensive income
The fair value of financial assets at fair value through other comprehensive income (FVOCI) subject to impairment under
IFRS 9 was € 44 billion at December 31, 2025, compared to € 42 billion at December 31, 2024. Allowance for credit losses against these assets remained at very low levels (€ 48 million as of December 31, 2025 and € 38 million as of
December 31, 2024). Due to immateriality no further breakdown is provided for financial assets at FVOCI.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure
Off-balance sheet lending commitments and guarantee business
The following tables provide an overview of the nominal amount and credit loss allowance for the Group’s off-balance sheet financial asset class broken down into stages as per IFRS 9 requirements.
Development of nominal amount in the current reporting period

	Dec 31, 2025
	Nominal Amount
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	313,625	25,983	2,225	7	341,840
Movements including new business	28,461	322	374	14	29,171
Transfers due to changes in creditworthiness	(1,997)	1,719	278	N/M	—
Changes in models	N/M	N/M	N/M	N/M	—
Foreign exchange and other changes	(18,349)	(1,346)	(152)	—	(19,847)
Balance, end of reporting period	321,740	26,678	2,724	21	351,164
of which: Financial guarantees	66,797	11,855	441	—	79,092
N/M – Not meaningful
Development of nominal amount in the previous reporting period

	Dec 31, 2024
	Nominal Amount
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	292,747	23,778	2,282	8	318,814
Movements including new business	14,542	(662)	(25)	—	13,855
Transfers due to changes in creditworthiness	(2,108)	2,215	(107)	N/M	—
Changes in models	N/M	N/M	N/M	N/M	N/M
Foreign exchange and other changes	8,444	652	76	—	9,171
Balance, end of reporting period	313,625	25,983	2,225	7	341,840
of which: Financial guarantees	61,279	11,752	436	—	73,467
N/M – Not meaningful
Development of allowance for credit losses in the current reporting period

	Dec 31, 2025
	Allowance for Credit Losses[2]
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	106	82	173	—	361
Movements including new business	(12)	25	38	2	53
Transfers due to changes in creditworthiness	4	(2)	(2)	N/M	—
Changes in models	—	—	—	—	—
Foreign exchange and other changes	—	(8)	(13)	—	(21)
Balance, end of reporting period	98	96	196	2	393
of which: Financial guarantees	55	47	81	—	184
Provision for Credit Losses excluding country risk[1]	(8)	23	36	2	53
N/M – Not meaningful
1 The above table breaks down the impact on provision for credit losses from movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models
2 Allowance for credit losses does not include allowance for country risk amounting to € 12 million as of December 31, 2025

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure
Development of allowance for credit losses in the previous reporting period

	Dec 31, 2024
	Allowance for Credit Losses[2]
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	117	88	187	—	393
Movements including new business	(22)	3	(19)	—	(38)
Transfers due to changes in creditworthiness	10	(9)	—	N/M	—
Changes in models	—	—	—	—	—
Foreign exchange and other changes	1	(1)	5	—	6
Balance, end of reporting period	106	82	173	—	361
of which: Financial guarantees	67	49	99	—	214
Provision for Credit Losses excluding country risk[1]	(13)	(6)	(20)	—	(38)
N/M – Not meaningful
1 The above table breaks down the impact on provision for credit losses from movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models
2 Allowance for credit losses does not include allowance for country risk amounting to € 2 million as of December 31, 2024
Legal claims
Assets subject to enforcement activity consist of assets, which have been fully or partially written off and the Group still continues to pursue recovery of the asset. Such enforcement activity comprises for example cases where the bank continues to devote resources (e.g., Legal Department/CRM workout unit) towards recovery, either via legal channels or third party recovery agents. Enforcement activity also applies to cases where the Bank maintains outstanding and unsettled legal claims. This is irrespective of whether amounts are expected to be recovered and the recovery timeframe.
It may be common practice in certain jurisdictions for recovery cases to span several years.
Amounts outstanding on financial assets that were written off during the reporting period and are still subject to enforcement activity amounted to € 277 million and € 222 million in 2025 and 2024 respectively, mainly in Investment
Bank.
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
minimum two year probation period has passed, regular payments of more than an insignificant aggregate amount of principal or interest have been made during at least half of the probation period, and none of the exposures to the debtor is more than 30 days past-due at the end of the probation period).

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure
Forborne financial assets at amortized cost

	Dec 31, 2025							Dec 31, 2024
	Performing		Non-performing			Total	Performing		Non-performing			Total
in € m.	Stage 1	Stage 2	Stage 1	Stage 2	Stage 3		Stage 1	Stage 2	Stage 1	Stage 2	Stage 3
German	—	1,975	—	14	1,235	3,224	174	2,248	—	4	1,056	3,481
Non- German	72	5,418	—	6	5,415	10,911	93	7,049	—	16	4,687	11,845
Total	72	7,392	—	20	6,650	14,135	267	9,297	—	20	5,742	15,326
Development of forborne financial assets at amortized cost

in € m.	Dec 31, 2025	Dec 31, 2024
Balance beginning of period	15,326	12,464
Classified as forborne during the year	6,767	8,572
Transferred to non-forborne during the year (including repayments)	(6,836)	(6,020)
Charge-offs	(122)	(211)
Exchange rate and other movements	(1,001)	521
Balance end of period	14,135	15,326
Forborne assets at amortized cost decreased by € 1.2 billion, or 8% in 2025, largely driven by decrease in real estate exposures within Investment Bank and Wealth Management and Personal Banking within Private Bank.
Forborne assets at amortized cost increased by € 2.9 billion, or 23% in 2024. largely driven by real estate exposures across various divisions.
Collateral Obtained
The Group obtains collateral on the balance sheet only in certain cases by either taking possession of collateral held as security or by calling upon other credit enhancements. Collateral obtained is made available for sale in an orderly fashion or through public auctions, with the proceeds used to repay or reduce outstanding indebtedness. Generally, the bank does not occupy obtained properties for its business use.
Collateral Obtained during the reporting period

in € m.	2025	2024
Commercial real estate	47	251
Residential real estate[1]	1	3
Other	—	—
Total collateral obtained during the reporting period	49	254
1 Carrying amount of foreclosed residential real estate properties amounted to € 19 million as of December 31, 2025 and €17 million as of December 31, 2024
Total collateral obtained of € 49 million during 2025 as well as € 254 million during 2024 primarily relate to a small number of foreclosed commercial real estate properties in the US.
The collateral obtained, as shown in the table above, excludes collateral recorded as a result of consolidating securitization trusts under IFRS 10. In 2025, the Group obtained € 47 million of collateral related to these trusts.
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
upcoming payment obligations under the transactions might not be honored. In these situations, the bank is frequently able under the relevant derivatives agreements to obtain additional collateral or to terminate and close-out the derivative transactions at short notice.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure
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
Credit Exposure from Derivatives
All exchange traded derivatives are cleared through central counterparties (“CCPs”), the rules and regulations of which provide for daily margining of all current and future credit risk positions emerging out of such transactions. To the extent possible, the bank also uses CCP services for OTC derivative transactions (“OTC clearing”); thereby the bank benefits from the credit risk mitigation achieved through the CCP’s settlement system.
The Dodd-Frank Act provides for an extensive framework for the regulation of OTC derivatives, including mandatory clearing, platform trading and transaction reporting of certain OTC derivatives, as well as rules regarding registration, capital, margin, business conduct standards, recordkeeping and other requirements for swap dealers, security-based swap dealers, major swap participants and major security-based swap participants. The Dodd-Frank Act and related
CFTC rules require OTC clearing in the United States for certain standardized OTC derivative transactions, including certain interest rate swaps and index credit default swaps. Margin requirements for non-cleared derivative transactions in the U.S. started in September 2016. The European Regulation (EU) No 648/2012 on OTC Derivatives, Central
Counterparties and Trade Repositories (“EMIR”) introduced a number of risk mitigation techniques for non-centrally cleared OTC derivatives in 2013 and the reporting of OTC and exchange traded derivatives in 2014. Mandatory clearing of certain standardized OTC derivatives transactions in the EU began in June 2016, and margin requirements for un-
cleared OTC derivative transactions in the EU started in February 2017. Deutsche Bank implemented the exchange of both initial and variation margin in the EU from February 2017 for the first category of counterparties subject to the EMIR margin for uncleared derivatives requirements.
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
The SEC has also finalized rules regarding registration, trade reporting, capital, margin, risk mitigation techniques, business conduct standards, trade acknowledgement and verification, recordkeeping and financial reporting, and cross-
border requirements for security-based swap dealers and major security-based swap participants. Compliance with these requirements was generally required as of November 2021.
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
requirements. Additional initial margin requirements for smaller counterparties have been phased in from September
2017 through September 2022, with the relevant compliance dates depending in each case on the transactional volume of the parties and their affiliates.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure
The following table shows a breakdown of notional amounts and gross market values for assets and liabilities of exchange traded and OTC derivative transactions on the basis of clearing channel.
Notional amounts of derivatives on basis of clearing channel and type of derivative

	Dec 31, 2025
	Notional amount maturity distribution
in € m.	Within 1 year	> 1 and ≤ 5 years	After 5 years	Total	Positive market value	Negative market value	Net market value
Interest rate related:
OTC	17,041,938	13,931,032	9,541,283	40,514,253	118,098	105,415	12,683
Bilateral (Amt)	3,753,247	2,319,020	1,543,911	7,616,178	94,373	82,403	11,971
CCP (Amt)	13,288,691	11,612,012	7,997,372	32,898,075	23,724	23,012	712
Exchange-traded	2,911,731	493,685	87	3,405,503	99	125	(26)
Total Interest rate related	19,953,668	14,424,718	9,541,370	43,919,755	118,196	105,540	12,656
Currency related:
OTC	7,061,584	1,257,976	526,624	8,846,185	96,211	90,949	5,262
Bilateral (Amt)	6,850,895	1,238,176	525,924	8,614,995	95,056	89,730	5,326
CCP (Amt)	210,690	19,800	700	231,190	1,156	1,219	(63)
Exchange-traded	83,825	301	—	84,126	280	310	(30)
Total Currency related	7,145,409	1,258,277	526,624	8,930,311	96,491	91,259	5,232
Equity/index related:
OTC	26,058	19,183	10,493	55,735	1,794	2,620	(826)
Bilateral (Amt)	26,058	19,183	10,493	55,735	1,794	2,620	(826)
CCP (Amt)	—	—	—		—	—	—
Exchange-traded	182,299	32,150	2,352	216,800	2,220	2,353	(134)
Total Equity/index related	208,357	51,333	12,845	272,534	4,013	4,973	(960)
Credit derivatives related
OTC	214,471	1,007,267	67,448	1,289,186	16,705	16,926	(220)
Bilateral (Amt)	86,663	105,904	27,916	220,483	3,456	3,754	(298)
CCP (Amt)	127,808	901,363	39,532	1,068,704	13,250	13,172	78
Exchange-traded	—	—	—		—	—	—
Total Credit derivatives related	214,471	1,007,267	67,448	1,289,186	16,705	16,926	(220)
Commodity related:
OTC	55,943	809	5,027	61,779	128	362	(234)
Bilateral (Amt)	55,943	809	5,027	61,779	128	362	(234)
CCP (Amt)	—	—	—	—	—	—	—
Exchange-traded	28,252	2,417	—	30,669	151	144	8
Total Commodity related	84,195	3,226	5,027	92,449	279	505	(226)
Other:
OTC	166,974	11,055	76	178,105	6,548	6,598	(49)
Bilateral (Amt)	166,892	11,055	76	178,023	6,525	6,539	(14)
CCP (Amt)	82	—	—	82	23	58	(35)
Exchange-traded	39,452	1	—	39,452	215	198	17
Total Other	206,425	11,056	76	217,557	6,763	6,796	(32)
Total OTC business	24,566,968	16,227,322	10,150,951	50,945,242	239,485	222,869	16,616
Total bilateral business	10,939,698	3,694,147	2,113,347	16,747,192	201,332	185,407	15,924
Total CCP business	13,627,270	12,533,176	8,037,604	34,198,050	38,153	37,462	691
Total exchange-traded business	3,245,558	528,554	2,438	3,776,550	2,965	3,130	(165)
Total	27,812,526	16,755,876	10,153,389	54,721,792	242,449	225,998	16,451
Positive market values after netting and cash collateral received	—	—	—	—	25,299	—	—

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure

	Dec 31, 2024
	Notional amount maturity distribution
in € m.	Within 1 year	> 1 and ≤ 5 years	After 5 years	Total	Positive market value	Negative market value	Net market value
Interest rate related:
OTC	15,951,107	14,364,208	9,997,538	40,312,853	122,114	111,053	11,061
Bilateral (Amt)	2,396,075	2,537,847	1,557,885	6,491,807	98,528	88,114	10,414
CCP (Amt)	13,555,032	11,826,361	8,439,653	33,821,046	23,586	22,939	647
Exchange-traded	3,292,886	498,496	590	3,791,972	239	268	(29)
Total Interest rate related	19,243,992	14,862,704	9,998,128	44,104,825	122,353	111,321	11,032
Currency related:
OTC	7,718,689	1,225,352	508,959	9,453,000	147,876	144,688	3,188
Bilateral (Amt)	7,496,403	1,209,689	508,809	9,214,900	144,648	141,847	2,800
CCP (Amt)	222,287	15,664	150	238,100	3,228	2,841	388
Exchange-traded	78,320	—	—	78,320	384	477	(93)
Total Currency related	7,797,010	1,225,352	508,959	9,531,321	148,260	145,165	3,095
Equity/index related:
OTC	22,675	9,048	15,544	47,268	1,332	2,741	(1,409)
Bilateral (Amt)	22,675	9,048	15,544	47,268	1,332	2,741	(1,409)
CCP (Amt)	—	—	—	—	—	—	—
Exchange-traded	174,707	28,489	2,348	205,544	1,818	1,827	(9)
Total Equity/index related	197,382	37,537	17,892	252,812	3,150	4,568	(1,418)
Credit derivatives related
OTC	278,974	896,712	73,668	1,249,354	15,609	14,322	1,288
Bilateral (Amt)	87,962	96,506	28,063	212,531	3,366	2,186	1,180
CCP (Amt)	191,012	800,206	45,605	1,036,823	12,243	12,136	107
Exchange-traded	—	—	—	—	—	—	—
Total Credit derivatives related	278,974	896,712	73,668	1,249,354	15,609	14,322	1,288
Commodity related:
OTC	11,316	34,566	1,448	47,330	226	160	66
Bilateral (Amt)	11,316	34,566	1,448	47,330	226	160	66
CCP (Amt)	—	—	—	—	—	—	—
Exchange-traded	34,816	2,645	—	37,461	168	169	(1)
Total Commodity related	46,132	37,211	1,448	84,791	394	329	65
Other:
OTC	155,359	7,012	151	162,521	2,339	2,355	(16)
Bilateral (Amt)	155,313	7,012	151	162,476	2,336	2,313	23
CCP (Amt)	45	—	—	45	3	42	(39)
Exchange-traded	18,687	—	—	18,687	31	24	7
Total Other	174,045	7,012	151	181,208	2,370	2,379	(9)
Total OTC business	24,138,119	16,536,899	10,597,308	51,272,326	289,497	275,319	14,177
Total bilateral business	10,169,744	3,894,668	2,111,900	16,176,312	250,436	237,362	13,075
Total CCP business	13,968,376	12,642,231	8,485,408	35,096,014	39,060	37,958	1,103
Total exchange-traded business	3,599,416	529,630	2,938	4,131,984	2,640	2,766	(126)
Total	27,737,535	17,066,528	10,600,247	55,404,310	292,137	278,085	14,052
Positive market values after netting and cash collateral received	—	—	—	—	27,392	—	—

Deutsche Bank	Risk and capital performance
Annual Report 2025	Credit Risk Exposure
Equity Exposure
The table below presents the carrying values of equity investments split by trading and non-trading for the respective reporting dates. Deutsche Bank manages its respective positions within market risk and other appropriate risk frameworks.
Composition of Equity Exposure

in € m.	Dec 31, 2025	Dec 31, 2024
Trading Equities	1,852	2,753
Non-trading Equities¹	2,044	2,052
Total Equity Exposure	3,896	4,806
1Includes equity investment funds amounting to € 49 million as of December 31, 2025 and € 70 million as of December 31, 2024
As of December 31, 2025, the group’s trading equities exposure in Investment Bank was € 1.6 billion compared to
€ 2.4 billion on December 31, 2024

Deutsche Bank	Risk and capital performance
Annual Report 2025	Trading Market Risk Exposures
Trading Market Risk Exposures
Value-at-Risk Metrics of Trading Units of Deutsche Bank Group
The tables and graph below present the Historic Simulation value-at-risk metrics calculated with a 99% confidence level and a one-day holding period for the Group’s trading units.
Value-at-Risk of Trading Units by Risk Type¹

	Total		Diversification effect		Interest rate risk		Credit spread risk		Equity price risk		Foreign exchange risk²		Commodity price risk
in € m.	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Average	28.3	31.4	(33.5)	(41.2)	16.0	26.9	24.5	22.9	10.2	10.2	9.7	11.6	1.4	1.0
Maximum	45.5	60.6	(10.5)	(27.2)	34.0	55.1	31.9	35.5	17.0	15.6	21.3	19.0	2.8	1.8
Minimum	20.0	19.0	(50.1)	(56.2)	8.3	13.4	18.9	17.6	4.7	6.2	5.2	6.3	0.8	0.3
Period-end	24.8	24.9	(26.1)	(48.3)	10.5	31.3	26.6	19.5	6.3	10.8	5.5	10.1	2.0	1.5
1Figures for 2025 as of December 31, 2025. Figures for 2024 as of December 31, 2024
2Includes value-at-risk from gold and other precious metal positions
Development of historic simulation value-at-risk by risk types in 2025 in € m.
50
40
30
20
10
0
01/25
02/25
03/25
04/25
05/25
06/25
07/25
08/25
09/25
10/25
11/25
12/25
VaR Interest rate risk
VaR Equity risk
VaR Commodity risk
VaR Credit spread risk
VaR Foreign exchange including precious metals risk
VaR Total

The average one-day trading value-at-risk over 2025 was € 28 million, which decreased by € 3.1 million compared to the average for 2024.
For regulatory reporting purposes, the incremental risk charge for the respective reporting dates represents the higher of the spot value at the reporting dates, and their preceding 12-week average calculation.
Average, Maximum and Minimum Incremental Risk Charge of Trading Units (with a 99.9% confidence level and one-year capital horizon)1,2

	Total		Credit Trading		Global Rates		Emerging Markets		Other
in € m.	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Average	549.28	604.89	128.76	191.83	212.62	210.10	288.11	205.90	(80.22)	(2.94)
Maximum	842.52	755.51	201.19	247.31	374.53	375.68	630.50	350.06	(25.17)	49.49
Minimum	414.86	501.46	44.87	95.30	128.59	125.39	196.64	142.91	(174.20)	(54.16)
Period-end	452.05	501.46	166.07	176.50	159.98	125.39	218.90	229.50	(92.89)	(29.93)
1Amounts show the bands within which the values fluctuated during the 12-weeks preceding December 31, 2025 and December 31, 2024, respectively
3All liquidity horizons are set to 12 months
The incremental risk charge as at the end of 2025 was € 452 million, which has reduced by € 49 million 10% compared to year-end 2024. The change was driven by risk reduction under Global Rates and Emerging Markets business.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Trading Market Risk Exposures
Results of Regulatory Backtesting of Trading Market Risk
In 2025, the Group observed two outliers where the Group’s loss on a buy-and-hold basis exceeded the value-at-risk of the Trading books. The outliers in early April 2025 were driven by increased market volatility stemming from trade tariffs announcements from the U.S. administration. There were no actual profit and loss negative outliers in the current 1 year period.
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
in millions of euro. The chart shows that the trading units achieved a positive buy and hold income for 55% of the trading days in 2025 as well as displays the group outliers experienced in 2025.
EU MR4 – Comparison of VAR estimates with gains/losses

Deutsche Bank	Risk and capital performance
Annual Report 2025	Trading Market Risk Exposures
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
Distribution of daily income of Group’s trading units in 2025

50
45
40
35
30
25
20
15
10
5
0
Days
in € m.
Below (50)
(50) to (45)
(45) to (40)
(40) to (35)
(35) to (30)
(30) to (25)
(25) to (20)
(20) to (15)
(15) to (10)
(10) to (5)
(5) to 0
0 to 5
5 to 10
10 to 15
15 to 20
20 to 25
25 to 30
30 to 35
35 to 40
40 to 45
45 to 50
50 to 55
55 to 60
60 to 65
65 to 70
70 to 75
75 to 80
80 to 85
85 to 90
90 to 95
95 to 100
over 100

The trading units achieved a positive income for 95% of the trading days in 2025 compared with 95% in the full year
2024.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Non-trading Market Risk Exposures
Non-trading Market Risk Exposures
Economic Capital Usage for Non-trading Market Risk
The following table shows the Non-trading Market Risk economic capital usage by risk type:
Economic Capital Usage by risk type.

	Economic capital usage
in € m.	Dec 31, 2025	Dec 31, 2024
Interest rate risk	1,308	2,770
Credit spread risk	772	184
Equity and Investment risk	1,272	1,172
Foreign exchange risk	4,461	1,665
Pension risk	331	944
Guaranteed funds risk	103	100
Total non-trading market risk portfolios	8,247	6,835
The economic capital figures take into account diversification benefits between the different risk types.
Economic capital usage for Non-trading Market Risk totaled € 8.2 billion as of December 31, 2025, which is € 1.4 billion above the economic capital usage at year-end 2024. The increase is mainly driven by the model changes described in section “Market Risk Management”. In particular, Economic Capital usage for FX risk increased due to the adoption of a more conservative liquidity horizon scaling in the revised modeling approach. This was partly offset by lower Economic
Capital usage for interest rate risk, following the move from a Monte Carlo to historical simulation based methodology in the core market risk Economic Capital model.
–Interest rate risk: economic capital usage for interest rate risk in the banking book, including gap risk, basis risk and option risk, such as the risk of a change in client behavior embedded in modelled non-maturity deposits or prepayment risk; in total the economic capital usage for December 31, 2025 was € 1.3 billion, compared to
€ 2.8 billion for December 31, 2024
–Credit spread risk: economic capital usage for portfolios in the banking book subject to credit spread risk; economic capital usage was € 772 million as of December 31, 2025, versus € 184 million as of December 31, 2024
–Equity and Investment risk: economic capital usage for equity risk from a structural short position in the bank’s own share price arising from the Group’s equity compensation plans, and from the non-consolidated investment holdings, such as strategic investments and alternative assets the economic capital usage was € 1.3 billion as of December 31,
2025, compared to € 1.2 billion as of December 31, 2024
–Foreign exchange risk: foreign exchange risk predominantly arises from the Group’s structural position taken to protect the sensitivity of the bank’s capital ratio against changes in the exchange rates. The economic capital usage was € 4.5 billion as of December 31, 2025, versus € 1.7 billion as of December 31, 2024
–Pension risk: this risk arises from the Group’s defined benefit obligations, including interest rate risk and inflation risk, credit spread risk, equity risk and longevity risk. The economic capital usage was € 0.3 billion as of December 31, 2025, compared to € 0.9 billion as of December 31, 2024
–Guaranteed funds risk: risk arising from guaranteed fund products offered by the asset management division providing a partial or full guarantee on the clients’ investment. The risk materializes if the value of the underlying investment fund on guarantee date is lower than the guaranteed amount. The economic capital usage was € 103 million as of
December 31, 2025, versus € 100 million as of December 31, 2024.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Non-trading Market Risk Exposures
Interest Rate Risk in the Banking Book
The following table shows the impact on the Group’s economic value of equity and net interest income in the banking book from interest rate changes under the six standard scenarios defined by the EBA:
Economic value and net interest income interest rate risk in the banking book by EBA scenario

	Delta EVE		Delta NII[1]
in € bn.	Dec 31, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024
Parallel up	(6.7)	(5.8)	—	0.2
Parallel down	1.4	1.3	(0.6)	(0.7)
Steepener	(0.7)	(0.8)	—	(0.1)
Flattener	(0.8)	(0.7)	(0.1)	—
Short rates up	(2.5)	(2.1)	(0.1)	—
Short rates down	0.8	0.6	(0.4)	(0.6)
Maximum	(6.7)	(5.8)	(0.6)	(0.7)

in € bn.	Dec 31, 2025	Dec 31, 2024
Tier 1 Capital	60.8	60.8
1Delta Net Interest Income (NII) reflects the difference between projected NII in the respective scenario with shifted rates vs. market implied rates. Sensitivities are based on a static balance sheet at constant exchange rates, excluding trading positions and DWS. Figures do not include Mark-to-Market (MtM)/Other Comprehensive Income
(OCI) effects on centrally managed positions not eligible for hedge accounting
The maximum economic value of equity (EVE) loss was € (6.7) billion as of December 31, 2025, compared to € (5.8) billion as of December 31, 2024. As per December 31, 2025 the maximum EVE loss represents 11.0% of Tier 1 Capital.
The maximum economic value of equity (EVE) loss due to a +200 basis points parallel shift of the yield curve across all currencies as defined by the BaFin was € (6.6) billion as of December 31, 2025, representing 9.8% of Total Capital.
The increase in the maximum economic value of equity (EVE) loss for the “Parallel up” interest rate scenario was a result of change in the risk management positions held within Group Treasury’s portfolio managing earnings risks arising from
Deutsche Bank’s equity as well as Private Bank and Corporate Bank portfolios. Applied hedge strategies are aligned with
Deutsche Bank’s objective to stabilize net interest income (NII) and with the IRRBB governance framework.
The maximum one-year loss in net interest income for the “Parallel down” interest rate scenario was € (0.6) billion as of
December 31, 2025, compared to € (0.7) billion as of December 31, 2024.
The maximum net interest income loss in the “Parallel down” scenario was almost unchanged compared to 2024, in line with the strategy to stabilize net interest income (NII).
The following table shows the variation of the economic value for Deutsche Bank’s banking book positions resulting from downward and upward interest rate shocks by currency:
Economic value interest rate risk in the banking book by currency

	Dec 31, 2025		Dec 31, 2024
in € bn.	Parallel up	Parallel down	Parallel up	Parallel down
EUR	(5.8)	1.2	(5.1)	1.2
USD	(0.8)	0.4	(0.7)	0.4
Other	(0.1)	(0.2)	—	(0.3)
Total	(6.7)	1.4	(5.8)	1.3

Deutsche Bank	Risk and capital performance
Annual Report 2025	Liquidity Risk Exposure
Liquidity Risk Exposure
Funding Markets and Capital Markets Issuance
Multiple macro topics emerged during 2025 and weighed on markets, including U.S. tariff announcement in April, political instability in France, continued inflationary pressures and geopolitical tensions in the Middle East. Despite creating a dent, those events were not material enough to outweigh risk-on mood. Against this backdrop, the Bank navigated well through the markets and successfully concluded its issuance activity at € 18.7 billion, including € 3 billion pre-funding for 2026 requirements in line with the bank´s 2025 target range of 15 – 20 billion euros.
In contrast to market fears, credit markets showed a constructive performance despite the multiple disruptions with broader indices trading tighter vs. year end 2024. Deutsche Bank continued its strong idiosyncratic performance in 2025.
On average, in 2025, the bank’s senior debt traded 8 bps,wider, and its capital securities traded 14 bps wider, than peers
(Societe Generale, Barclays, BNP, UBS), versus 10 bps wider and 17 bps narrower, respectively, in 2024.
The total issuance volume of € 18.7 billion is split as follows: € 2.5 billion in capital issuances, € 11.0 billion of senior non-
preferred funding, The total issuance volume of € 18.7 billion is split as follows: € 2.5 billion in capital issuances, € 11.0 billion of senior non-preferred funding, € 4.8 billion in senior preferred and € 0.4 billion in covered bonds. From a currency perspective, the total issuance volume is divided as follows: euros (€ 9.8 billion), U.S. dollars (€ 7.1 billion),
Japanese Yen (€ 0.5 billion), Pound Sterling (€ 0.6 billion) and other currencies aggregated (€ 0.7 billion). The Group’s investor base for 2025 issuances was as follows: asset managers and pension funds (63.3%), banks (10.6%), retail customers (3.2%), insurance companies (5.2%), other institutional investors (11.3%), Governments and agencies (4.4%) and
Other (1.7%). The geographical distribution was split between Germany (15.0%), rest of Europe (44.0%), U.S. (29.0%), Asia/
Pacific (8.0%) and Other (4.0%). The average spread of issuance over 3-months-Euribor/RFR (Risk Free Rate) was 95bp for the full year. The average tenor was 4.8 years. The Group issued the following volumes over each quarter: first quarter: €
6.0 billion, second quarter: € 4.7 billion , third quarter: € 4.4 billion and fourth quarter: € 3.6 billion.
Deutsche Bank’s issuance plan for 2026 is € 10-15 billion. Focus will be on senior non-preferred bonds. Senior preferred issuances will be primarily in non-benchmark format. The Group also plans to raise a portion of this funding in U.S. dollar and may enter into cross currency swaps to manage any residual requirements. The Bank has total capital markets maturities, excluding legally exercisable calls, of approximately € 14.0 billion. Furthermore, the Bank issued structured notes with a volume of around € 7.7 billion euros net in 2025 and plans to issue ~€ 7.3 billion in 2026. This activity is conducted by the FIC division and not part of the Treasury issuance plan.
Funding Diversification
In 2025, total external funding increased by € 56.3 billion from € 1,024.8 billion at December 31, 2024, to
€ 1,081.1 billion at December 31, 2025. Funding has increased by € 16.8 billion in the Corporate Bank and by € 8.9 billion in the Private Bank. Within both segments, growth was most pronounced in sight deposits. The unsecured Wholesale
Funding portfolio increased by € 4.6 billion, supported by newly issued Commercial Paper. Secured funding and shorts have increased by € 16.1 billion, driven by growth in repurchase operations. The Capital Markets and Equity position slightly increased by € 0.3 billion. While Equity increased by € 0.3 billion, Capital Markets increased by € 0.1 billion.
Underlying growth in structured notes issued by FIC was offset by a reduction in Treasury issued debt. Additional growth in the Other Customers bucket of € 9.4 billion was mainly driven by an increase in long-term debt due to growth from
ETF structures.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Liquidity Risk Exposure
Composition of External Funding Sources

in € bn.
350
300
250
200
150
100
50
0
206
206
320
329
315
332
28
38
40
44
115
131
0
1
Capital Markets and Equity
Private Bank
Corporate Bank
Other Customers*
Unsecured Wholesale
Secured Funding and Shorts
Financing Vehicles
December 31, 2024 total € 1,025 billion
December 31, 2025 total € 1,081 billion

*  Other Customers includes fiduciary deposits, X-markets notes and margin/Prime Brokerage cash balances (shown on a net basis)
Reference: Reconciliation to total balance sheet of € 1,435.1 billion (€1,391.0 billion): Derivatives & settlement balances € 277.7 billion (€ 288.8 billion), add-back for netting effect for margin/Prime Brokerage cash balances (shown on a net basis) € 46.6 billion (€ 42.2 billion), other non-funding liabilities € 34.5 billion (€ 35.3 billion for
December 31, 2025, and December 31, 2024, respectively
Maturity of unsecured wholesale funding, ABCP and capital markets issuance1

	Dec 31, 2025
in € m.	Not more than 1 month	Over 1 month but not more than 3 months	Over 3 months but not more than 6 months	Over 6 months but not more than 1 year	Sub-total less than 1 year	Over 1 year but not more than 2 years	Over 2 years	Total
Deposits from banks	1,027	476	77	450	2,029	102	—	2,132
Deposits from other wholesale customers	12,662	2,954	2,406	4,695	22,717	1,041	73	23,831
CDs and CP	4,929	2,524	2,491	5,290	15,234	1,793	1,408	18,436
ABCP	—	—	—	—	—	—	—	—
Senior non-preferred plain vanilla	1,239	1,967	1,335	7,730	12,270	11,734	31,268	55,272
Senior preferred plain vanilla	1,758	1,113	866	611	4,348	2,287	8,353	14,988
Senior structured	151	675	899	1,143	2,867	2,592	25,663	31,122
Covered bonds/ABS	505	126	1,334	1,317	3,282	1,927	8,389	13,598
Subordinated liabilities	—	1,262	1,989	1,279	4,530	4,897	10,886	20,313
Other	53	—	—	—	53	—	—	53
Total	22,323	11,096	11,397	22,515	67,331	26,372	86,040	179,743
Of which:
Secured	21,818	10,971	10,063	21,197	64,049	24,445	77,651	166,145
Unsecured	21,812	10,964	10,057	21,170	64,002	23,224	77,530	164,756
1Includes additional Tier 1 notes reported as additional equity components in the financial statements. Liabilities with call features are shown at earliest legally exercisable call date. No assumption is made as to whether such calls would be exercised
Capital market issuances volume reported post own debt elimination
The total volume of unsecured wholesale liabilities, asset-backed commercial paper (ABCP) and capital markets issuance maturing within one year amount to € 67 billion as of December 31, 2025, and should be viewed in the context of total
High Quality Liquid Assets (HQLA) of € 260 billion.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Liquidity Risk Exposure

	Dec 31, 2024
in € m.	Not more than 1 month	Over 1 month but not more than 3 months	Over 3 months but not more than 6 months	Over 6 months but not more than 1 year	Sub-total less than 1 year	Over 1 year but not more than 2 years	Over 2 years	Total
Deposits from banks	829	697	1,294	1,277	4,098	56	—	4,153
Deposits from other wholesale customers	3,106	7,919	4,698	5,396	21,119	2,231	1,013	24,363
CDs and CP	1,107	3,623	2,647	3,688	11,064	10	117	11,190
ABCP	—	—	—	—	—	—	—	—
Senior non-preferred plain vanilla	239	1,467	1,788	5,190	8,685	12,054	33,279	54,018
Senior preferred plain vanilla	171	360	1,681	1,712	3,923	4,442	7,930	16,294
Senior structured	239	793	1,029	1,381	3,442	2,187	20,094	25,723
Covered bonds/ABS	765	343	225	757	2,091	3,301	10,163	15,554
Subordinated liabilities	—	1,264	3,945	1,190	6,399	4,239	12,991	23,630
Other	49	—	—	—	49	—	7	57
Total	6,505	16,468	17,307	20,591	60,870	28,519	85,593	174,982
Of which:
Secured	765	343	225	757	2,091	3,301	10,163	15,554
Unsecured	5,740	16,124	17,081	19,834	58,779	25,218	75,430	159,428
The following table shows the currency breakdown of short-term unsecured wholesale funding, of ABCP funding and of capital markets issuance.
Unsecured wholesale funding, ABCP and capital markets issuance (currency breakdown)

	Dec 31, 2025					Dec 31, 2024
in € m.	in EUR	in USD	in GBP	in other CCYs	Total	in EUR	in USD	in GBP	in other CCYs	Total
Deposits from banks	320	1,341	48	—	1,709	629	2,583	40	902	4,153
Deposits from other whole- sale customers	8,291	12,923	147	—	21,361	7,722	13,836	264	2,542	24,363
CDs and CP	8,031	10,145	—	—	18,176	3,695	7,230	—	266	11,190
ABCP	—	—	—	—	—	—	—	—	—	—
Senior non-preferred plain vanilla	26,352	23,502	1,904	3,513	55,272	23,485	24,503	2,167	3,862	54,018
Senior preferred plain vanilla	7,712	5,071	17	2,188	14,988	8,919	5,390	15	1,970	16,294
Senior structured	13,574	14,784	44	2,720	31,122	10,704	12,250	50	2,719	25,723
Covered bonds/ ABS	12,953	645	—	—	13,598	14,822	732	—	—	15,554
Subordinated liabilities	13,958	5,439	917	—	20,313	12,553	9,938	952	187	23,630
Other	6	—	—	—	6	8	—	—	49	57
Total	91,197	73,850	3,077	8,422	176,545	82,536	76,461	3,489	12,495	174,982
Of which:
Secured	78,244	73,205	3,077	8,422	162,947	14,822	732	—	—	15,554
Unsecured	76,806	73,124	3,073	11,753	164,756	67,714	75,729	3,489	12,495	159,428

Deutsche Bank	Risk and capital performance
Annual Report 2025	Liquidity Risk Exposure
High quality liquid assets
Composition of Group’s HQLA by parent company (including branches) and subsidiaries

	Dec 31, 2025		Dec 31, 2024
in € bn.	Market Value	Value according to Article 9 CRR	Market Value	Value according to Article 9 CRR
Available-Cash and Central Bank Reserves	144	144	124	124
Parent (incl. foreign branches)	116	116	97	97
Subsidiaries	28	28	26	26
High Quality liquid securities (includes government, government guaranteed and agency securities	120	116	106	102
Parent (incl. foreign branches)	117	113	98	94
Subsidiaries	3	3	8	8
Total HQLA	264	260	230	226
Parent (incl. foreign branches)	233	229	195	191
Subsidiaries	31	31	34	34

As of December 31, 2025, the Group’s HQLA increased to € 260 billion compared to December 31, 2024 at € 226 billion.
This is primarily due to increased deposits and issuance of long-term debt largely offset by TLTRO repayment and increased business held assets.
Liquidity Coverage Ratio
The Liquidity Coverage Ratio was 144% at the end of 2025, a surplus to regulatory requirements of € 80 billion as compared to 131% as at the end of 2024, a surplus to regulatory requirements of € 53 billion. The increase in surplus was predominantly driven by increased Private Bank and Corporate Bank deposits through H2 2025.
The Group’s twelve month weighted average LCR was 137%. This has been calculated in accordance with the
Commission Delegated Regulation (EU) 2015/61 and the EBA Guidelines on LCR disclosure to complement the disclosure of liquidity risk management under Article 435 CRR.
LCR components

	Dec 31, 2025	Dec 31, 2024
in € bn. (unless stated otherwise)	Total adjusted weighted value (average)	Total adjusted weighted value (average)
Number of data points used in the calculation of averages	12	12
High Quality Liquid Assets	238	224
Total net cash outflows	174	167
Liquidity Coverage Ratio (LCR) in %	137%	134%

Funding Risk Management
Structural Funding
All funding matrices (the aggregate currency, the USD and the GBP funding matrix) were in line with the targets as at year ends 2025 and 2024.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Liquidity Risk Exposure
Stress Testing and Scenario Analysis
At the end of 2025, the Group’s stressed Net Liquidity Position stood at € 94 billion compared to € 56 billion as at the end of 2024 with the change in scenario of minimum surplus liquidity reflecting the introduction of a 12-month risk appetite horizon under the Systemic Market Risk scenario.
Global All Currency Daily Stress Testing Results

	Dec 31, 2025			Dec 31, 2024
in € bn.	Funding Gap[1]	Gap Closure[2]	Net Liquidity Position	Funding Gap[1]	Gap Closure[2]	Net Liquidity Position
Systemic market risk	187	306	119	208	265	56
1 notch downgrade (DB specific)	39	215	176	34	174	140
Severe downgrade (DB specific)	107	235	128	142	241	99
Combined³	231	325	94	216	275	59
1Funding gap caused by impaired rollover of liabilities and other projected outflows
2Based on liquidity generation through Liquidity Reserves and other business mitigants
3Combined impact of systemic market risk and severe downgrade
Global Euro Daily Stress Testing Results

	Dec 31, 2025			Dec 31, 2024
in € bn.	Funding Gap[1]	Gap Closure[2]	Net Liquidity Position	Funding Gap[1]	Gap Closure[2]	Net Liquidity Position
Combined³	81	143	62	91	104	13
1Funding gap caused by impaired rollover of liabilities and other projected outflows
2Based on liquidity generation through Liquidity Reserves and other business mitigants
3Combined impact of systemic market risk and severe downgrade
Global U.S. dollar Daily Stress Testing Results

	Dec 31, 2025			Dec 31, 2024
in € bn.	Funding Gap1	Gap Closure	Net Liquidity Position	Funding Gap1	Gap Closure2	Net Liquidity Position
Combined³	80	94	14	80	102	22
1Funding gap caused by impaired rollover of liabilities and other projected outflows
2Based on liquidity generation through Liquidity Reserves and other business mitigants
3Combined impact of systemic market risk and severe downgrade
Global British pound Daily Stress Testing Results

	Dec 31, 2025			Dec 31, 2024
in € bn.	Funding Gap[1]	Gap Closure[2]	Net Liquidity Position	Funding Gap[1]	Gap Closure[2]	Net Liquidity Position
Combined³	4	8	3	5	10	5
1Funding gap caused by impaired rollover of liabilities and other projected outflows
2Based on liquidity generation through Liquidity Reserves and other business mitigants
3Combined impact of systemic market risk and severe downgrade
The following table presents the amount needed to meet collateral requirements from contractual obligations in the event of a one- or two-notch downgrade by rating agencies for all currencies.
Contractual Obligations

	Dec 31, 2025		Dec 31, 2024
in € m.	One-notch downgrade	Two-notch downgrade	One-notch downgrade	Two-notch downgrade
Contractual derivatives funding or margin requirements	161	212	182	309
Other contractual funding or margin requirements	—	—	—	—

Deutsche Bank	Risk and capital performance
Annual Report 2025	Liquidity Risk Exposure
Net stable funding ratio
The Net Stable Funding Ratio was 119% as at year end 2025, a surplus to regulatory requirements of € 104 billion as compared to 121% as at the end of 2024, a surplus to regulatory requirements of € 110 billion.
Net stable funding ratio

	Dec 31, 2025	Dec 31, 2024
in € bn. (unless stated otherwise)	Total adjusted weighted value	Total adjusted weighted value (average)
Available stable funding (ASF)	649	625
Required stable funding (RSF)	545	515
Net Stable Funding Ratio (NSFR) in %	119%	121%
Asset Encumbrance
This section refers to asset encumbrance in the Group of institutions consolidated for banking regulatory purposes pursuant to the German Banking Act. Therefore, this excludes insurance companies or companies outside the finance sector. Assets pledged by insurance subsidiaries are included in Note 20 “Assets Pledged and Received as Collateral” of
the consolidated financial statements, and restricted assets held to satisfy obligations to insurance companies’ policy holders are included within Note 37 “Information on Subsidiaries” of the consolidated financial statements.
Encumbered assets primarily comprise those on- and off-balance sheet assets that are pledged as collateral against secured funding, collateral swaps, and other collateralized obligations. Additionally, in line with EBA technical standards on regulatory asset encumbrance reporting, assets placed with settlement systems, including default funds and initial margins, as well as other assets pledged which cannot be freely withdrawn such as mandatory minimum reserves at central banks, are considered encumbered. The balances presented also include derivative margin receivable assets as encumbered under relevant EBA guidelines.
Readily available assets are those on- and off-balance sheet assets that are not otherwise encumbered, and which are in freely transferrable form. Unencumbered financial assets at fair value, other than securities borrowed or purchased under resale agreements and positive market value from derivatives, and available for sale investments are all assumed to be readily available.
The readily available value represents the on- and off-balance sheet carrying amount or fair value rather than any form of stressed liquidity value (see the “High Quality Liquid Assets” for an analysis of unencumbered liquid assets available under a liquidity stress scenario). Other unencumbered on- and off-balance sheet assets are those assets that have not been pledged as collateral against secured funding or other collateralized obligations or are otherwise not considered to be readily available. Included in this category are securities borrowed or purchased under resale agreements and positive market value from derivatives. Similarly, for loans and other advances to customers, these would only be viewed as readily available to the extent they are already in a pre-packaged transferrable format and have not already been used to generate funding. This represents the most conservative view given that an element of such loans currently shown in other assets could be packaged into a format that would be suitable for use to generate funding.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Liquidity Risk Exposure
Encumbered and unencumbered assets

	Dec 31, 2025
	Carrying value
			Unencumbered assets
in € m. (unless stated otherwise)	Assets	Encumbered assets	Readily available	Other
Debt securities	209	106	103	—
Equity instruments	4	—	4	—
Other assets:
Cash and due from banks & Interest earning deposits with Banks	172	13	158	—
Securities borrowed or purchased under resale agreements¹	38	—	—	38
Financial assets at fair value through profit and loss²
Trading assets	13	—	13	—
Positive market value from derivative financial instruments	241	—	—	241
Securities borrowed or purchased under resale agreements¹	113	—	—	113
Other financial assets at fair value through profit or loss	4	—	4	—
Financial assets at fair value through other comprehensive income²	6	—	4	1
Loans	550	43	76	430
Other assets	85	43	—	41
Total	1,433	206	363	864
1Securities borrowed and securities purchased under resale agreements are all shown as other unencumbered. The use of the underlying collateral is separately captured in the off-balance sheet table below
2Excludes Debt securities and Equity instruments (separately disclosed above)

	Dec 31, 2025
	Fair value of collateral received
			Unencumbered assets
in € m. (unless stated otherwise)	Assets	Encumbered assets	Readily available	Other
Collateral received:	557,837	431,792	125,943	101
Debt securities	556,142	430,204	125,938	—
Equity instruments	690	685	5	—
Other collateral received	1,005	903	—	101

	Dec 31, 2024
	Carrying value
			Unencumbered assets
in € m. (unless stated otherwise)	Assets	Encumbered assets	Readily available	Other
Debt securities	179	80	99	—
Equity instruments	4	—	4	—
Other assets:
Cash and due from banks & Interest earning deposits with Banks	154	14	139	—
Securities borrowed or purchased under resale agreements¹	41	—	—	41
Financial assets at fair value through profit and loss²
Trading assets	12	—	12	—
Positive market value from derivative financial instruments	292	—	—	292
Securities borrowed or purchased under resale agreements¹	105	—	—	105
Other financial assets at fair value through profit or loss	3	—	3	—
Financial assets at fair value through other comprehensive income²	8	—	5	3
Loans	517	48	41	427
Other assets	75	40	—	35
Total	1,389	183	303	903
1Securities borrowed and securities purchased under resale agreements are all shown as other unencumbered. The use of the underlying collateral is separately captured in the off-balance sheet table below
2Excludes Debt securities and Equity instruments (separately disclosed above)

	Dec 31, 2024
	Fair value of collateral received
			Unencumbered assets
in € m. (unless stated otherwise)	Assets	Encumbered assets	Readily available	Other
Collateral received:	479	366	110	3
Debt securities	473	363	110	—
Equity instruments	1	1	—	—
Other collateral received	6	2	—	3

Deutsche Bank	Risk and capital performance
Annual Report 2025	Liquidity Risk Exposure
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
The following tables present a maturity analysis of total assets based on carrying value and upon earliest legally exercisable maturity as of December 31, 2025 and 2024 , respectively.
Analysis of the earliest contractual maturity of assets

	Dec 31, 2025
in € m.	On demand (incl. Overnight and one day notice)	Up to one month	Over 1 month to no more than 3 months	Over 3 months but no more than 6 months	Over 6 months but no more than 9 months	Over 9 months but no more than 1 year	Over 1 year but no more than 2 years	Over 2 years but no more than 5 years	Over 5 years	Total
Cash and central bank balances¹	151,073	10,354	2,828	371	19	14	—	—	—	164,659
Interbank balances (w/o central banks)¹	5,310	1,442	80	39	2	83	—	—	6	6,962
Central bank funds sold	—	—	—	—	—	—	—	—	—	—
Securities purchased under resale agreements	570	4,568	8,073	8,530	4,407	1,751	4,848	4,761	—	37,509
With banks	304	1,904	2,378	1,080	1,958	1,048	2,019	2,166	—	12,857
With customers	266	2,664	5,696	7,450	2,448	703	2,829	2,595	—	24,652
Securities borrowed	—	6	—	—	—	—	—	—	—	6
With banks	—	—	—	—	—	—	—	—	—	—
With customers	—	6	—	—	—	—	—	—	—	6
Financial assets at fair value through profit or loss	411,247	83,355	8,297	5,011	914	3,199	1,628	2,047	4,261	519,960
Trading assets	151,725	—	—	—	—	1,928	38	—	120	153,811
Fixed-income securities and loans	139,484	—	—	—	—	—	—	—	—	139,484
Equities and other variable-income securities	1,852	—	—	—	—	1,928	38	—	120	3,939
Other trading assets	10,388	—	—	—	—	—	—	—	—	10,388
Positive market values from derivative financial instruments	241,328	—	61	30	32	8	13	114	68	241,654
Non-trading financial assets mandatory at fair value through profit or loss	18,194	83,355	8,236	4,981	882	1,263	1,577	1,933	4,073	124,495
Securities purchased under resale agreements	5,954	78,582	6,251	3,703	223	114	710	184	81	95,802
Securities borrowed	12,154	2,759	1,117	472	—	—	11	—	—	16,513
Fixed-income securities and loans	21	616	829	806	638	540	821	1,741	2,955	8,967
Other non-trading financial assets mandatory at fair value through profit or loss	65	1,397	40	—	21	609	35	9	1,037	3,213
Financial assets designated at fair value through profit or loss	—	—	—	—	—	—	—	—	—	—
Positive market values from derivative financial instruments qualifying for hedge accounting	—	183	318	179	34	19	21	23	18	795

Deutsche Bank	Risk and capital performance
Annual Report 2025	Liquidity Risk Exposure

	Dec 31, 2025
in € m.	On demand (incl. Overnight and one day notice)	Up to one month	Over 1 month to no more than 3 months	Over 3 months but no more than 6 months	Over 6 months but no more than 9 months	Over 9 months but no more than 1 year	Over 1 year but no more than 2 years	Over 2 years but no more than 5 years	Over 5 years	Total
Financial assets at fair value through other comprehensive income	1	3,611	1,635	3,512	1,607	911	3,283	7,058	22,027	43,644
Securities purchased under resale agreements	—	1,128	—	—	—	—	—	—	—	1,128
Securities borrowed	—	—	—	—	—	—	—	—	—	—
Debt securities	—	2,092	970	2,693	1,498	726	2,617	5,486	22,003	38,084
Loans	1	391	665	820	109	186	665	1,572	24	4,432
Other	—	—	—	—	—	—	—	—	—	—
Loans	14,467	30,626	24,158	21,805	15,058	14,049	46,488	109,611	201,952	478,214
To banks	350	1,007	318	699	604	98	198	213	2,475	5,962
To customers	14,116	29,619	23,840	21,107	14,454	13,951	46,290	109,398	199,477	472,252
Retail	2,779	6,689	2,460	1,905	1,315	1,645	7,908	22,176	161,653	208,531
Corporates and other customers	11,338	22,930	21,380	19,201	13,140	12,306	38,382	87,222	37,823	263,722
Other financial assets	104,137	8,997	2,543	2,520	1,061	2,010	2,778	6,169	28,086	158,301
Total financial assets	686,804	143,141	47,933	41,968	23,102	22,037	59,045	129,669	256,350	1,410,049
Other assets	7,149	302	10	4,567	3	4,454	94	1,098	12,145	29,823
Total assets	693,953	143,443	47,944	46,535	23,105	26,491	59,139	130,767	268,495	1,439,873
1The positions “Cash and central bank balances” and “Interbank balances (w/o central banks)” include € 547 million cash held with Russian Banks, predominantly with the
Central Bank of Russia.

	Dec 31, 2024
in € m.	On demand (incl. Overnight and one day notice)	Up to one month	Over 1 month to no more than 3 months	Over 3 months but no more than 6 months	Over 6 months but no more than 9 months	Over 9 months but no more than 1 year	Over 1 year but no more than 2 years	Over 2 years but no more than 5 years	Over 5 years	Total
Cash and central bank balances¹	133,755	10,423	3,118	131	20	46	—	—	—	147,494
Interbank balances (w/o central banks)¹	4,590	1,238	156	85	49	37	—	—	6	6,160
Central bank funds sold	—	—	—	—	—	—	—	—	—	—
Securities purchased under resale agreements	640	3,564	8,696	14,690	3,143	1,329	5,591	3,151	—	40,803
With banks	597	468	3,838	6,228	1,995	—	4,322	2,710	—	20,158
With customers	43	3,096	4,859	8,462	1,147	1,329	1,269	440	—	20,645
Securities borrowed	—	32	—	—	—	—	11	—	—	44
With banks	—	—	—	—	—	—	—	—	—	—
With customers	—	32	—	—	—	—	11	—	—	44
Financial assets at fair value through profit or loss	448,881	71,938	9,475	3,531	1,783	3,041	2,123	1,622	3,501	545,895
Trading assets	137,706	—	—	—	—	2,026	—	—	40	139,772
Fixed-income securities and loans	131,418	—	—	—	—	—	—	—	—	131,418
Equities and other variable- income securities	2,753	—	—	—	—	2,026	—	—	40	4,819
Other trading assets	3,535	—	—	—	—	—	—	—	—	3,535
Positive market values from derivative financial instruments	291,753	—	—	—	—	—	2	19	25	291,800
Non-trading financial assets mandatory at fair value through profit or loss	19,422	71,938	9,475	3,531	1,783	1,015	2,121	1,603	3,436	114,324
Securities purchased under resale agreements	8,109	68,159	6,241	3,022	1,564	248	995	398	—	88,736
Securities borrowed	11,200	2,070	2,620	—	—	—	22	—	—	15,913

Deutsche Bank	Risk and capital performance
Annual Report 2025	Liquidity Risk Exposure

	Dec 31, 2024
in € m.	On demand (incl. Overnight and one day notice)	Up to one month	Over 1 month to no more than 3 months	Over 3 months but no more than 6 months	Over 6 months but no more than 9 months	Over 9 months but no more than 1 year	Over 1 year but no more than 2 years	Over 2 years but no more than 5 years	Over 5 years	Total
Fixed-income securities and loans	30	445	601	480	214	107	999	1,003	2,549	6,429
Other non-trading financial assets mandatory at fair value through profit or loss	82	1,264	12	29	5	660	104	202	887	3,246
Financial assets designated at fair value through profit or loss	—	—	—	—	—	—	—	—	—	—
Positive market values from derivative financial instruments qualifying for hedge accounting	—	27	83	29	22	12	89	45	30	337
Financial assets at fair value through other comprehensive income	—	3,735	2,896	1,703	1,601	605	4,266	7,189	20,096	42,090
Securities purchased under resale agreements	—	1,355	1,275	—	—	—	153	—	3	2,786
Securities borrowed	—	—	—	—	—	—	—	—	—	—
Debt securities	—	2,004	1,039	1,345	904	541	3,440	5,098	19,865	34,236
Loans	—	376	582	358	696	65	673	2,091	227	5,068
Other	—	—	—	—	—	—	—	—	—	—
Loans	14,095	39,776	23,242	23,857	16,390	13,804	41,424	109,587	201,722	483,897
To banks	226	2,085	1,135	987	346	725	126	840	1,907	8,376
To customers	13,869	37,691	22,107	22,870	16,045	13,079	41,297	108,748	199,815	475,521
Retail	2,381	8,813	2,317	1,965	1,185	1,159	5,716	23,646	154,729	201,912
Corporates and other customers	11,488	28,878	19,791	20,905	14,859	11,920	35,582	85,101	45,086	273,610
Other financial assets	59,518	8,436	1,191	1,508	512	1,701	1,928	4,848	13,121	92,762
Total financial assets	661,478	139,169	48,857	45,534	23,519	20,576	55,432	126,442	238,476	1,359,482
Other assets	7,946	247	5	4,574	13	4,923	267	1,248	12,328	31,552
Total assets	669,424	139,416	48,862	50,107	23,532	25,499	55,699	127,690	250,804	1,391,033
1The positions “Cash and central bank balances” and “Interbank balances (w/o central banks)” include € 379 million cash held with Russian Banks, predominantly with the
Central Bank of Russia
The following tables present a maturity analysis of total liabilities based on carrying value and upon earliest legally exercisable maturity as of December 31, 2025 and 2024, respectively.

Deutsche Bank	Risk and capital performance
Annual Report 2025	Liquidity Risk Exposure
Analysis of the earliest contractual maturity of liabilities

	Dec 31, 2025
in € m.	On demand (incl. Over- night and one day notice)	Up to one month	Over 1 month to no more than 3 months	Over 3 months but no more than 6 months	Over 6 months but no more than 9 months	Over 9 months but no more than 1 year	Over 1 year but no more than 2 years	Over 2 years but no more than 5 years	Over 5 years	Total
Deposits	405,857	61,783	85,774	69,081	27,432	19,050	8,961	5,209	11,434	694,580
Due to banks	54,121	3,827	4,481	9,409	5,484	192	1,659	3,058	9,877	92,108
Due to customers	351,736	57,955	81,293	59,672	21,948	18,858	7,302	2,151	1,557	602,473
Retail	146,576	15,856	39,945	36,795	10,203	7,119	1,735	404	15	258,649
Corporates and other customers	205,159	42,099	41,347	22,877	11,745	11,739	5,567	1,747	1,542	343,824
Trading liabilities	268,706	—	—	—	—	—	—	—	—	268,706
Trading securities	41,142	—	—	—	—	—	—	—	—	41,142
Other trading liabilities	1,738	—	—	—	—	—	—	—	—	1,738
Negative market values from derivative financial instruments	225,827	—	—	—	—	—	—	—	—	225,827
Financial liabilities designed at fair value through profit or loss	15,572	44,198	19,079	8,775	590	659	3,876	11,008	11,298	115,055
Securities sold under repurchase agreements	14,625	43,923	18,413	7,083	56	2	2,051	26	—	86,177
Long-term debt	945	28	157	1,207	405	568	1,769	10,979	11,240	27,299
Other financial liabilities designated at fair value through profit or loss	2	248	510	485	129	89	56	3	58	1,579
Investment contract liabilities	—	—	—	—	—	469	—	—	—	469
Negative market values from derivative financial instruments qualifying for hedge accounting	—	27	45	16	6	3	3	30	43	172
Central bank funds purchased	1,967	—	—	—	—	—	—	—	—	1,967
Securities sold under repurchase agreements	389	363	241	542	—	5	247	314	109	2,210
Due to banks	262	239	204	502	—	5	146	191	59	1,608
Due to customers	127	124	37	39	—	—	101	124	51	603
Securities loaned	2	—	—	—	—	—	—	—	—	2
Due to banks	—	—	—	—	—	—	—	—	—	—
Due to customers	2	—	—	—	—	—	—	—	—	2
Other short term borrowings	6,296	2,769	1,086	6,204	1,382	467	—	—	—	18,204
Long-term debt	—	3,366	4,202	5,767	4,158	4,682	19,839	41,639	31,101	114,754
Debt securities - senior	—	3,252	2,312	4,641	2,823	3,531	15,086	35,976	12,580	80,201
Debt securities - subordi- nated	—	—	1,260	766	—	(2)	2,363	424	3,401	8,212
Other long-term debt - senior	—	115	630	345	1,335	1,125	2,369	5,218	15,120	26,256
Other long-term debt - subordinated	—	—	—	15	—	27	20	23	—	85
Trust Preferred Securities	—	—	—	283	—	—	—	—	—	283
Other financial liabilities	116,766	946	2,701	513	147	195	779	1,398	2,228	125,672
Total financial liabilities	815,555	113,451	113,128	91,181	33,715	25,529	33,705	59,598	56,213	1,342,074
Other liabilities	15,514	—	—	—	—	—	—	—	—	15,514
Total equity	—	—	—	—	—	—	—	—	82,285	82,285
Total liabilities and equity	831,069	113,451	113,128	91,181	33,715	25,529	33,705	59,598	138,498	1,439,873
Off-balance sheet commitments given	41,421	10,785	14,491	27,523	20,110	31,751	43,971	124,498	38,847	353,397
Banks	1,210	1,299	1,372	2,573	2,540	2,919	2,991	5,492	5,199	25,595
Retail	14,577	2,748	1,226	262	186	5,404	361	150	2,991	27,904
Corporates and other customers	25,634	6,738	11,893	24,687	17,384	23,428	40,619	118,856	30,658	299,897

Deutsche Bank	Risk and capital performance
Annual Report 2025	Liquidity Risk Exposure

	Dec 31, 2024
in € m.	On demand (incl. Over- night and one day notice)	Up to one month	Over 1 month to no more than 3 months	Over 3 months but no more than 6 months	Over 6 months but no more than 9 months	Over 9 months but no more than 1 year	Over 1 year but no more than 2 years	Over 2 years but no more than 5 years	Over 5 years	Total
Deposits	375,255	64,076	93,692	69,346	21,845	18,207	9,612	5,538	10,130	667,701
Due to banks	53,385	1,721	10,520	11,102	6,515	1,033	1,927	2,984	8,731	97,920
Due to customers	321,870	62,355	83,171	58,244	15,330	17,174	7,685	2,553	1,399	569,781
Retail	135,531	16,455	44,218	34,930	8,890	6,577	1,389	491	22	248,504
Corporates and other customers	186,339	45,899	38,953	23,314	6,440	10,596	6,296	2,062	1,377	321,277
Trading liabilities	319,908	—	—	—	—	—	—	—	—	319,908
Trading securities	41,864	—	—	—	—	—	—	—	—	41,864
Other trading liabilities	1,635	—	—	—	—	—	—	—	—	1,635
Negative market values from derivative financial instruments	276,410	—	—	—	—	—	—	—	—	276,410
Financial liabilities designed at fair value through profit or loss	32,343	24,338	11,059	4,417	539	304	3,310	10,009	5,713	92,032
Securities sold under repurchase agreements	30,294	23,772	10,739	3,254	302	—	760	—	—	69,121
Long-term debt	2,023	335	228	1,043	136	235	2,543	9,947	5,713	22,203
Other financial liabilities designated at fair value through profit or loss	26	232	91	120	101	69	6	62	—	708
Investment contract liabilities	—	—	—	—	—	454	—	—	—	454
Negative market values from derivative financial instruments qualifying for hedge accounting	—	357	621	342	197	75	14	14	57	1,676
Central bank funds purchased	1,227	—	—	—	—	—	—	—	—	1,227
Securities sold under repurchase agreements	268	23	1,017	175	—	—	715	289	25	2,513
Due to banks	88	2	917	152	—	—	605	158	9	1,929
Due to customers	180	21	101	23	—	—	111	131	16	583
Securities loaned	2	—	—	—	—	—	—	—	—	2
Due to banks	—	—	—	—	—	—	—	—	—	—
Due to customers	2	—	—	—	—	—	—	—	—	2
Other short term borrowings	1,345	3,380	2,372	1,845	227	726	—	—	—	9,895
Long-term debt	—	1,474	4,280	5,971	5,079	3,825	18,543	42,140	33,587	114,899
Debt securities - senior	—	1,315	2,873	4,081	4,764	3,158	14,957	36,395	15,067	82,611
Debt securities - subordi- nated	—	—	1,248	1,635	—	—	2,000	2,436	4,307	11,626
Other long-term debt - senior	—	159	158	254	315	667	1,545	3,289	14,190	20,578
Other long-term debt - subordinated	—	—	—	—	—	—	42	20	22	85
Trust Preferred Securities	—	—	—	287	—	—	—	—	—	287
Other financial liabilities	72,776	526	665	881	137	256	1,988	1,360	2,508	81,098
Total financial liabilities	803,124	94,174	113,705	83,264	28,024	23,847	34,182	59,350	52,020	1,291,691
Other liabilities	17,477	—	—	—	—	—	—	—	—	17,477
Total equity	—	—	—	—	—	—	—	—	81,865	81,865
Total liabilities and equity	820,601	94,174	113,705	83,264	28,024	23,847	34,182	59,350	133,885	1,391,033
Off-balance sheet commitments given	42,360	11,136	16,635	22,017	18,465	29,279	45,443	122,123	35,709	343,167
Banks	1,038	1,584	2,164	2,827	2,766	2,080	3,213	4,697	6,169	26,540
Retail	13,776	455	642	134	79	1,502	279	891	2,977	20,734
Corporates and other customers	27,546	9,097	13,829	19,057	15,620	25,697	41,950	116,535	26,563	295,893

Deutsche Bank	Risk and capital performance
Annual Report 2025	Operational Risk exposure
Operational Risk exposure
EC for operational risk was € 5.0 billion at the end of 2025, an increase of € 0.3 billion compared to 2024, mainly driven by model updates of the forward looking qualitative adjustment component as well as model refinements of the loss distribution approach .

Deutsche Bank	Sustainability Statement
Annual Report 2025
[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	Employees
Annual Report 2025	Group Headcount
Employees
Group Headcount
As of December 31, 2025, the bank employed a total of 89,879 employees compared to 89,753 as of December 31,
2024. The bank calculates its employee figures on a full-time equivalent basis, meaning it includes proportionate numbers of part-time employees.
The following table shows the bank’s numbers of full-time equivalent employees as of December 31, 2025, 2024 and
2023.

Employees[1]	Dec 31, 2025	Dec 31, 2024	Dec 31, 2023
Germany	33,386	35,160	36,195
Europe (outside Germany)	17,847	17,672	18,103
Asia/Pacific, Middle East and Africa	30,669	28,930	27,601
North America[2]	7,713	7,744	8,033
Latin America	264	247	199
Total employees	89,879	89,753	90,130
1Full-time equivalent employees, prior year’s comparatives aligned to presentation in the current year, numbers may not add up due to rounding
2Primarily the United States
In 2025, the number of the bank’s employees increased by 126 or 0.1% mainly due to increases in Asia/Pacific, Middle
East and Africa, partly offset primarily by reductions in Germany.
–Germany ((1,773); (5.0)%) mainly driven by restructuring measures primarily in the Private Bank
–North America ((31); (0.4)%) mainly driven by decreases in Private Bank, Asset Management and almost all infrastructure functions, partly offset by Technology, Data & Innovation
–Europe ex Germany (175; 1.0%) mainly driven by increases in Operations Center in Romania, partly offset by decreases in Italy, the Netherlands and UK.
–Asia/Pacific, Middle East and Africa (1,739; 6.0%) primarily driven by increases in India and its Operations Center
The following table shows the distribution of full-time equivalent employees by division as of December 31, 2025, 2024 and 2023.

Employees[1]	Dec 31, 2025	Dec 31, 2024	Dec 31, 2023
Corporate Bank (CB)	18.5%	18.0%	17.4%
Investment Bank (IB)	9.1%	9.0%	8.9%
Private Bank (PB)	26.0%	27.7%	29.1%
Asset Management (AM)	5.4%	5.1%	4.9%
Infrastructure	41.1%	40.2%	39.7%
1Full-time equivalent employees, prior year’s comparatives aligned to presentation in the current year, numbers may not add up due to rounding
–Corporate Bank (471; 2.9%) driven by increases in all segments
–Investment Bank (132; 1.6%) mainly driven by increases in Fixed Income & Currencies
–Private Bank ((1,558); (6.3)%) mainly driven by reductions in Germany
–Asset Management (260; 5.7%) primarily driven by strengthening Chief Technology Office
–Infrastructure functions (821; 2.3%) primarily driven by increases in Technology, Data & Innovation due to the bank’s internalization strategy

Deutsche Bank	Employees
Annual Report 2025	Post-Employment Benefit Plans
Post-Employment Benefit Plans
The Group sponsors a number of post-employment benefit plans on behalf of the Group’s employees, both defined contribution plans and defined benefit plans.
In the Group’s globally coordinated accounting process covering defined benefit plans with a defined benefit obligation exceeding € 5 million, the Group’s global actuary reviews the valuations provided by locally appointed actuaries in each country.
By applying the Group’s global principles for determining the financial and demographic assumptions, the Group ensures that the assumptions are best-estimate, unbiased and mutually compatible, and that they are globally consistent.
For a further discussion on the Group’s employee benefit plans, see Note 33 “Employee Benefits” to the Group’s consolidated financial statements.

Deutsche Bank	Employees
Annual Report 2025	Post-Employment Benefit Plans
[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	Employees
Annual Report 2025	Post-Employment Benefit Plans
[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	Employees
Annual Report 2025
[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	Employees
Annual Report 2025
[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	Internal control over financial reporting
Annual Report 2025
                                                  [Page intentionally left blank for SEC filing purposes]

Deutsche Bank	Internal control over financial reporting
Annual Report 2025
[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	Information pursuant to Section 315a (1) of the German Commercial Code
Annual Report 2025
[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	Information pursuant to Section 315a (1) of the German Commercial Code
Annual Report 2025
[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	Corporate Governance Statement acc to Sec 289f, 315d of the German Commercial Code
Annual Report 2025
[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	Corporate Governance Statement acc to Sec 289f, 315d of the German Commercial Code
Annual Report 2025
[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	Standalone parent company information (HGB)
Annual Report 2025
[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	Standalone parent company information (HGB)
Annual Report 2025
[Page intentionally left blank for SEC filing purposes]

Deutsche Bank
Annual Report 2025
2- Consolidated Financial Statements

201	Consolidated Statement of Income			23 — Goodwill and Other Intangible Assets	287
202	Consolidated Statement of Comprehensive Income			24 — Non-Current Assets and Disposal Groups Held for Sale	292
203	Consolidated Balance Sheet			25 — Other Assets and Other Liabilities	293
204	Consolidated Statement of Changes in Equity			26 — Deposits	293
205	Consolidated Statement of Cash Flows			27 — Provisions	294
207	Notes to the consolidated financial statements			28 — Credit related commitments and contingent liabilities	303
	01 — Material accounting policies and critical accounting estimates	207		29 — Other Short-Term Borrowings	304
	02 — Recently adopted and new accounting pronouncements	231		30 — Long-Term Debt and Trust Preferred Securities	304
	03 — Acquisitions and dispositions	233		31 — Maturity Analysis of the earliest contractual undiscounted cash flows of Financial Liabilities	305
	04 — Business segments and related information	234	306	Additional Notes
246	Notes to the consolidated income statement			32 — Common Shares	306
	05 — Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	246		33 — Employee Benefits	307
	06 — Commissions and fee income	248		34 — Income Taxes	323
	07 — Net gains (losses) from derecognition of financial assets measured at amortized cost	250		35 — Derivatives	326
	08 — Other income (loss)	250		36 — Related Party Transactions	330
	09 — General and administrative expenses	250		37 — Information on Subsidiaries	332
	10 — Restructuring	251		38 — Structured entities	333
	11 — Earnings per share	252		39 — Current and non-current assets and liabilities	338
246	Notes to the consolidated income statement			40 — Events after the reporting period	339
	12 — Financial assets/liabilities at fair value through profit or loss	253		41 — Regulatory capital information	340
	13 — Financial Instruments carried at Fair Value	255		42 – Condensed Deutsche Bank AG (parent company only) financial information	345
	14 — Fair Value of Financial Instruments not carried at Fair Value	270	348	Report of Independent Registered Public Accounting Firm
	15 — Financial assets at fair value through other comprehensive income	272
	16 — Equity Method Investments	272
	17 — Offsetting Financial Assets and Financial Liabilities	273
	18 — Loans	277
	19 — Allowance for Credit Losses	278
	20 — Transfer of Financial Assets, Assets Pledged and Received as Collateral	281
	21 — Property and Equipment	284
	22 — Leases	286

Deutsche Bank	Consolidated Statement of Income
Annual Report 2025
Consolidated Statement of Income

in € m.	Notes	2025	2024	2023
Interest and similar income[1]	5	44,440	48,996	43,546
Interest expense	5	28,766	33,835	27,424
Net interest income	5	15,673	15,161	16,122
Provision for credit losses	19	1,707	1,830	1,505
Net interest income after provision for credit losses		13,967	13,331	14,617
Net commission and fee income	6	10,891	10,372	9,206
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	5	4,577	5,655	5,575
Net gains (losses) from derecognition of financial assets measured at amortized cost	7	9	(11)	(96)
Net gains (losses) on financial assets at fair value through other comprehensive income		49	48	(—)
Net income (loss) from equity method investments	16	(6)	12	(38)
Other income (loss)	8	240	267	387
Total noninterest income		15,761	16,344	15,033
Compensation and benefits	33	11,813	11,731	11,131
General and administrative expenses	9	8,860	11,243	10,112
Impairment of goodwill and other intangible assets	23	—	—	233
Restructuring activities	10	(15)	(3)	220
Total noninterest expenses		20,658	22,971	21,695
Profit (loss) before income taxes		9,069	6,703	7,955
Income tax expense (benefit)	34	2,255	2,223	1,503
Profit (loss)		6,814	4,481	6,452
Profit (loss) attributable to noncontrolling interests		208	139	119
Profit (loss) attributable to Deutsche Bank shareholders and additional equity components		6,606	4,342	6,332
1Interest and similar income included € 32.5 billion, € 36.5 billion and € 34.0 billion for the year ended December 31, 2025, 2024 and 2023, respectively, calculated based on effective interest method
Earnings per Share

	Notes	2025	2024	2023
Earnings per share:[1]	11
Basic		€ 2.99	€1.89	€2.83
Diluted		€ 2.93	€1.85	€2.77
Number of shares in million:
Denominator for basic earnings per share – weighted-average shares outstanding		1,954.5	1,993.6	2,064.1
Denominator for diluted earnings per share – adjusted weighted-average shares after assumed conversions		1,998.0	2,039.3	2,104.0
1Earnings were adjusted by € 761 million before tax in 2025 for the coupons paid on Additional Tier 1 Notes, thereof € 728 million in the second quarter and € 32 million in the fourth quarter of 2025 . In the second quarters of 2024 and 2023 earnings were adjusted by € 574 million and € 498 million before tax respectively for the coupons paid on Additional Tier 1 Notes. The coupons paid on Additional Tier 1 Notes are not attributable to Deutsche Bank shareholders and therefore need to be deducted in the calculation in accordance with IAS 33.
The accompanying notes are an integral part of the Consolidated Financial Statements.

Deutsche Bank	Consolidated Statement of Comprehensive Income
Annual Report 2025
Consolidated Statement of Comprehensive Income

	2025	2024	2023
Profit (loss) recognized in the income statement	6,814	4,481	6,452
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement gains (losses) related to defined benefit plans, before tax	27	264	(286)
Net fair value gains (losses) attributable to credit risk related to financial liabilities designated as at fair value through profit or loss, before tax	(115)	(180)	(62)
Total of income tax related to items that will not be reclassified to profit or loss	(115)	(61)	155
Items that are or may be reclassified to profit or loss
Financial assets at fair value through other comprehensive income
Unrealized net gains (losses) arising during the period, before tax	582	(395)	205
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(49)	(48)	—
Derivatives hedging variability of cash flows
Unrealized net gains (losses) arising during the period, before tax	(42)	(242)	439
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(44)	234	395
Assets classified as held for sale
Unrealized net gains (losses) arising during the period, before tax	—	—	—
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	—	—	—
Foreign currency translation
Unrealized net gains (losses) arising during the period, before tax	(3,316)	822	(1,284)
Realized net (gains) losses arising during the period (reclassified to profit or loss), before tax	(9)	3	(3)
Equity Method Investments
Net gains (losses) arising during the period	31	(2)	(25)
Total of income tax related to items that are or may be reclassified to profit or loss	(117)	282	(32)
Other comprehensive income (loss), net of tax	(3,166)	676	(497)
Total comprehensive income (loss), net of tax	3,648	5,156	5,955
Attributable to:
Noncontrolling interests	107	192	77
Deutsche Bank shareholders and additional equity components	3,540	4,965	5,878
The accompanying notes are an integral part of the Consolidated Financial Statements.

Deutsche Bank	Consolidated Balance Sheet
Annual Report 2025
Consolidated Balance Sheet

in € m.	Notes	Dec 31, 2025	Dec 31, 2024
Assets:
Cash and central bank balances		164,659	147,494
Interbank balances (w/o central banks)		6,962	6,160
Central bank funds sold and securities purchased under resale agreements	20	37,509	40,803
Securities borrowed	20	6	44
Financial assets at fair value through profit or loss
Trading assets		153,811	139,772
Positive market values from derivative financial instruments		241,654	291,800
Non-trading financial assets mandatory at fair value through profit and loss		124,495	114,324
Financial assets designated at fair value through profit or loss		—	—
Total financial assets at fair value through profit or loss	12, 13, 20, 35	519,960	545,895
Financial assets at fair value through other comprehensive income	15	43,644	42,090
Equity method investments	16	924	1,028
Loans at amortized cost	18, 19, 20	478,214	483,897
Property and equipment	21, 22	5,924	6,193
Goodwill and other intangible assets	23	7,561	7,749
Other assets [1]	24, 25	167,160	101,178
Assets for current tax		1,609	1,801
Deferred tax assets	34	5,743	6,702
Total assets		1,439,873	1,391,033

Liabilities and equity:
Deposits	26	694,580	667,700
Central bank funds purchased and securities sold under repurchase agreements	20	4,177	3,740
Securities loaned	20	2	2
Financial liabilities at fair value through profit or loss
Trading liabilities		42,879	43,498
Negative market values from derivative financial instruments		225,827	276,410
Financial liabilities designated at fair value through profit or loss		115,055	92,047
Investment contract liabilities		469	454
Total financial liabilities at fair value through profit or loss	12, 13, 20, 35	384,230	412,409
Other short-term borrowings	29	18,204	9,895
Other liabilities [1]	22, 24, 25	137,662	95,616
Provisions	19, 27	2,408	3,326
Liabilities for current tax		694	720
Deferred tax liabilities	34	594	574
Long-term debt	30	114,754	114,899
Trust preferred securities	30	283	287
Total liabilities		1,357,588	1,309,168
Common shares, no par value, nominal value of €2.56	32	4,891	5,106
Additional paid-in capital		38,281	39,744
Retained earnings		30,275	25,872
Common shares in treasury, at cost	32	(185)	(713)
Accumulated other comprehensive income (loss), net of tax		(4,247)	(1,300)
Total shareholders’ equity		69,015	68,709
Additional equity components		11,708	11,550
Noncontrolling interests		1,562	1,606
Total equity		82,285	81,865
Total liabilities and equity		1,439,873	1,391,033

1Includes non-current assets and disposal groups held for sale.
The accompanying notes are an integral part of the Consolidated Financial Statements.

Deutsche Bank	Consolidated Statement of Changes in Equity
Annual Report 2025
Consolidated Statement of Changes in Equity

					Unrealized net gains (losses)
in € m.	Common shares (no par value)	Additional paid-in capital	Retained earnings	Common shares in treasury, at cost	On financial assets at fair value through other compre- hensive income, net of tax[2]	Attributable to change in own credit risk of financial liabilities designated as at fair value through profit and loss, net of tax[2]	On derivatives hedging variability of cash flows, net of tax[2]	On assets classified as held for sale, net of tax[2]	Foreign currency translation, net of tax[2]	Unrealized net gains (losses) from equity method investments	Accumula- ted other comprehen- sive income, net of tax[1]	Total shareholders’ equity	Additional equity components[3]	Noncontrolling interests	Total equity
Balance as of December 31, 2022	5,291	40,513	17,769	(331)	(1,143)	62	(570)	—	172	10	(1,470)	61,772	8,578	1,791	72,141
Total comprehensive income (loss), net of tax[1]	—	—	6,332	—	264	(43)	592	—	(1,102)	(16)	(306)	6,027	—	78	6,104
Gains (losses) attributable to equity instruments designated as at fair value through other comprehensive income, net of tax	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Gains (losses) upon early extinguishment attributable to change in own credit risk of financial liabilities designated as at fair value through profit and loss, net of tax	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Common shares cancelled[5]	(68)	(232)	—	300	—	—	—	—	—	—	—	—	—	—	—
Cash dividends paid	—	—	(610)	—	—	—	—	—	—	—	—	(610)	—	(100)	(710)
Coupon on additional equity components, before tax	—	—	(498)	—	—	—	—	—	—	—	—	(498)	—	—	(498)
Remeasurement gains (losses) related to defined benefit plans, net of tax	—	—	(148)	—	—	—	—	—	—	—	—	(148)	—	(1)	(149)
Net change in share awards in the reporting period	—	(94)	—	—	—	—	—	—	—	—	—	(94)	—	(1)	(95)
Treasury shares distributed under share-based compensation plans	—	—	—	407	—	—	—	—	—	—	—	407	—	—	407
Tax benefits related to share-based compensation plans	—	27	—	—	—	—	—	—	—	—	—	27	—	(1)	26
Option premiums and other effects from options on common shares	—	(65)	—	—	—	—	—	—	—	—	—	(65)	—	—	(65)
Purchases of treasury shares	—	—	—	(857)	—	—	—	—	—	—	—	(857)	—	—	(857)
Sale of treasury shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net gains (losses) on treasury shares sold	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other	—	39	—	—	—	—	—	—	—	—	—	39	(9) [4]	(4)	26
Balance as of December 31, 2023	5,223	40,187	22,845	(481)	(879)	18	22	—	(930)	(6)	(1,775)	65,999	8,569	1,763	76,330
Total comprehensive income (loss), net of tax[1]	—	—	4,342	—	(317)	(131)	1	—	918	(1)	469	4,811	—	191	5,002
Gains (losses) attributable to equity instruments designated as at fair value through other comprehensive income, net of tax	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Gains (losses) upon early extinguishment attributable to change in own credit risk of financial liabilities designated as at fair value through profit and loss, net of tax	—	—	(5)	—	—	5	—	—	—	—	5	—	—	—	—
Common shares cancelled[5]	(117)	(333)	—	450	—	—	—	—	—	—	—	—	—	—	—
Cash dividends paid	—	—	(883)	—	—	—	—	—	—	—	—	(883)	—	(264)	(1,147)
Coupon on additional equity components, before tax	—	—	(574)	—	—	—	—	—	—	—	—	(574)	—	—	(574)
Remeasurement gains (losses) related to defined benefit plans, net of tax	—	—	148	—	—	—	—	—	—	—	—	148	—	1	149
Net change in share awards in the reporting period	—	(23)	—	—	—	—	—	—	—	—	—	(23)	—	—	(23)
Treasury shares distributed under share-based compensation plans	—	—	—	444	—	—	—	—	—	—	—	444	—	—	444
Tax benefits related to share-based compensation plans	—	53	—	—	—	—	—	—	—	—	—	53	—	—	53
Option premiums and other effects from options on common shares	—	(41)	—	—	—	—	—	—	—	—	—	(41)	—	—	(41)
Purchases of treasury shares	—	—	—	(1,126)	—	—	—	—	—	—	—	(1,126)	—	—	(1,126)
Sale of treasury shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net gains (losses) on treasury shares sold	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other	—	(99)	—	—	—	—	—	—	—	—	—	(99)	2,981 [4]	(84)	2,798
Balance as of December 31, 2024	5,106	39,744	25,873	(713)	(1,196)	(108)	23	—	(12)	(7)	(1,300)	68,709	11,550	1,606	81,865
Total comprehensive income (loss), net of tax[1]	—	—	6,606	—	377	(93)	(59)	—	(3,199)	17	(2,956)	3,650	—	106	3,757
Gains (losses) attributable to equity instruments designated as at fair value through other comprehensive income, net of tax	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Gains (losses) upon early extinguishment attributable to change in own credit risk of financial liabilities designated as at fair value through profit and loss, net of tax	—	—	(9)	—	—	9	—	—	—	—	9	—	—	—	—
Common shares cancelled[5]	(215)	(1,459)	—	1,675	—	—	—	—	—	—	—	—	—	—	—
Cash dividends paid	—	—	(1,315)	—	—	—	—	—	—	—	—	(1,315)	—	(107)	(1,421)
Coupon on additional equity components, before tax	—	—	(761)	—	—	—	—	—	—	—	—	(761)	—	—	(761)
Remeasurement gains (losses) related to defined benefit plans, net of tax	—	—	(119)	—	—	—	—	—	—	—	—	(119)	—	1	(118)
Net change in share awards in the reporting period	—	63	—	—	—	—	—	—	—	—	—	63	—	—	63
Treasury shares distributed under share-based compensation plans	—	—	—	472	—	—	—	—	—	—	—	472	—	—	472
Tax benefits related to share-based compensation plans	—	161	—	—	—	—	—	—	—	—	—	161	—	—	161
Option premiums and other effects from options on common shares	—	(75)	—	—	—	—	—	—	—	—	—	(75)	—	—	(75)
Purchases of treasury shares	—	—	—	(1,618)	—	—	—	—	—	—	—	(1,618)	—	—	(1,618)
Sale of treasury shares	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net gains (losses) on treasury shares sold	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other	—	(153)	—	—	—	—	—	—	—	—	—	(153)	158 [4]	(45)	(39)
Balance as of December 31, 2025	4,891	38,281	30,275	(185)	(819)	(192)	(36)	—	(3,211)	10	(4,247)	69,015	11,708	1,562	82,285

1Excluding remeasurement gains (losses) related to defined benefit plans, net of tax
2Excluding unrealized net gains (losses) from equity method investments
3Includes Additional Tier 1 Notes, which constitute unsecured and subordinated notes of Deutsche Bank and are classified as equity in accordance with IFRS
4Includes net proceeds from issuance, purchase and sale of Additional Equity Components
5 At December 19, 2025, Deutsche Bank cancelled 37.7 million of its common shares; the cancellation reduced the nominal value of the shares by € 96 million; the cancelled shares had been held in common shares in treasury, at their acquisition cost of € 1.0 billion; the difference between the common shares at cost and their nominal value has reduced additional-paid-in capital by
€ 903 million. At January 3, 2025, Deutsche Bank cancelled 46.4 million of its common shares; the cancellation reduced the nominal value of the shares by   € 119 million; the cancelled shares had been held in common shares in treasury, at their acquisition cost of .€ 675 million; the difference between the common shares at cost and their nominal value has reduced additional paid-in capital by € 556 million. At March 5, 2024, Deutsche Bank cancelled 45.5 million of its common shares; the cancellation reduced the nominal value of the shares by € 117 million; the cancelled shares had been held in common shares in treasury, at their acquisition cost of€ 450 million; the difference between the common shares at cost and their nominal value has reduced additional paid-in capital by€ 333 million. At February 28, 2023, Deutsche Bank cancelled 26.5 million of its common shares; the cancellation reduced the nominal value of the shares by € 68 million; the cancelled shares had been held in common shares in treasury, at their acquisition cost of € 300 million; the difference between the common shares at cost and their nominal value has reduced additional paid-in capital by € 232 million

Deutsche Bank	Consolidated Statement of Cash Flows
Annual Report 2025
Consolidated Statement of Cash Flows

in € m.	2025	2024	2023
Profit (loss)	6,814	4,481	6,452
Cash flows from operating activities:
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Provision for credit losses	1,707	1,830	1,505
Restructuring activities	(15)	(3)	220
Gain on sale of financial assets at fair value through other comprehensive income, equity method investments and other	(22)	(76)	(84)
Deferred income taxes, net	501	909	163
Impairment, depreciation and other amortization, and accretion	2,723	2,758	3,601
Share of net income from equity method investments	(35)	4	107
Adjustments for net change in operating assets and liabilities:
Interest-earning time deposits with central banks and banks	(13,074)	(1,188)	(699)
Central bank funds sold, securities purchased under resale agreements, securities borrowed	3,490	(25,975)	(3,285)
Non-Trading financial assets mandatory at fair value through profit and loss	(14,115)	(25,214)	793
Financial assets designated at fair value through profit or loss	—	75	93
Loans at amortized cost	(10,637)	211	9,686
Other assets	(52,226)	13,990	(1,384)
Deposits	40,242	36,893	(2,299)
Financial liabilities designated at fair value through profit or loss and investment contract liabilities[1]	28,456	5,425	29,493
Central bank funds purchased, securities sold under repurchase agreements, securities loaned	631	625	2,456
Other short-term borrowings	8,529	182	4,534
Other liabilities	48,755	(19,800)	777
Senior long-term debt[2]	5,754	(6,339)	(11,880)
Trading assets and liabilities, positive and negative market values from derivative financial instruments, net	(19,516)	(15,020)	(35,515)
Other, net	9,102	(2,350)	872
Net cash provided by (used in) operating activities	47,064	(28,584)	5,606
Cash flows from investing activities:
Proceeds from:
Sale of financial assets at fair value through other comprehensive income	10,909	18,267	15,646
Maturities of financial assets at fair value through other comprehensive income	22,748	22,658	19,437
Sale of debt securities held to collect at amortized cost	—	20	—
Maturities of debt securities held to collect at amortized cost	4,631	7,216	8,025
Sale of equity method investments	—	—	20
Sale of property and equipment	18	20	33
Purchase of:
Financial assets at fair value through other comprehensive income	(37,989)	(46,502)	(38,648)
Debt Securities held to collect at amortized cost	(24,728)	(6,498)	(4,859)
Equity method investments	(17)	(63)	(60)
Property and equipment	(443)	(528)	(422)
Net cash received in (paid for) business combinations/divestitures	—	3	(361)
Other, net	(1,440)	(1,375)	(1,386)
Net cash provided by (used in) investing activities	(26,311)	(6,781)	(2,576)
Cash flows from financing activities:
Issuances of subordinated long-term debt[3]	54	20	1,432
Repayments and extinguishments of subordinated long-term debt[3]	(2,728)	(153)	(1,471)
Issuances of trust preferred securities[4]	—	—	—
Repayments and extinguishments of trust preferred securities[4]	(6)	(6)	(225)
Principal portion of lease payments[5]	(496)	(552)	(534)
Common shares issued	—	—	—
Purchases of treasury shares	(1,618)	(1,126)	(857)
Sale of treasury shares	—	—	—
Additional Equity Components (AT1) issued	2,500	3,000	—
Additional Equity Components (AT1) repaid	(2,360)	—	—
Purchases of Additional Equity Components (AT1)	(3,064)	(3,341)	(400)

Deutsche Bank	Consolidated Statement of Cash Flows
Annual Report 2025

in € m.	2025	2024	2023
Sale of Additional Equity Components (AT1)	3,071	3,316	415
Coupon on additional equity components, pre tax	(761)	(574)	(498)
Dividends paid to noncontrolling interests	(107)	(264)	(100)
Net change in noncontrolling interests	(6)	(84)	(5)
Cash dividends paid to Deutsche Bank shareholders	(1,315)	(883)	(610)
Net cash provided by (used in) financing activities	(6,834)	(646)	(2,852)
Net effect of exchange rate changes on cash and cash equivalents	(6,309)	2,910	(2,036)
Net increase (decrease) in cash and cash equivalents	7,611	(33,102)	(1,857)
Cash and cash equivalents at beginning of period	130,666	163,768	165,626
Cash and cash equivalents at end of period	138,277	130,666	163,768
Net cash provided by (used in) operating activities include
Income taxes paid (received), net	1,361	1,392	955
Interest paid[6]	28,805	33,573	25,454
Interest received[6]	44,524	48,384	42,886
Dividends received	142	110	106
Cash and cash equivalents comprise
Cash and central bank balances[7]	133,193	126,353	159,326
Interbank balances (w/o central banks)[8]	5,084	4,313	4,442
Total	138,277	130,666	163,768

1Included are senior long-term debt issuances of € 12.2 billion and € 13.5 billion and repayments and extinguishments of € 6.2 billion and € 2.4 billion through December
31, 2025 and December 31, 2024, respectively
2Included are issuances of € 23.7 billion and € 25.9 billion and repayments and extinguishments of € 17.2 billion and € 33.2 billion through December 31, 2025 and
December 31, 2024, respectively
3Non-cash changes for Subordinated Long-Term Debt are € (741) million in total and mainly driven by Fair Value changes of € 62 million and Foreign Exchange movements of € (810) million through December 31, 2025 and € 532 million in total mainly driven by Fair Value changes of € 90 million and Foreign Exchange movements of € 432 million through December 31, 2024
4Non-cash changes for Trust Preferred Securities are € 2 million in total and mainly driven by Fair Value changes of € (3) million through December 31, 2025 and
€ 3 million in total and mainly driven by Fair Value changes of € (3) million through December 31, 2024
5Non-cash changes for Lease liabilities are € 327 million in total including Foreign Exchange movements of € (205) million through December 31, 2025 and € 673 million in total including Foreign Exchange movements of € 107 million through December 31, 2024
6Includes interest paid and interest received from derivatives qualifying as hedging instruments under the Group’s fair value hedge accounting application, which includes portfolio hedges of interest rate risk in accordance with the EU carve-out version of IAS 39
7Not included: Interest-earning time deposits with central banks of € 31.5 billion as of December 31, 2025 and € 21.2 billion as of December 31, 2024
8Not included: Interest-earning time deposits with banks of € 1.9 billion as of December 31, 2025 and € 1.9 billion as of December 31, 2024
As of December 31, 2025 cash and central bank balances include time and demand deposits at the Russian Central Bank of € 545 million (€ 377 million as of December 31, 2024). These are subject to foreign exchange restrictions. Thereof, demand deposits of € 13 million (€ 15 million as of December 31, 2024) qualify as Cash and cash equivalents at end of period.
The accompanying notes are an integral part of the Consolidated Financial Statements.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	01 — Material accounting policies and critical accounting estimates
Notes to the consolidated financial statements
01 — Material accounting policies and critical accounting
estimates
Basis of accounting
Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany (“Deutsche Bank” or the
“Parent”) is a stock corporation organized under the laws of the Federal Republic of Germany. Deutsche Bank together with all entities in which Deutsche Bank has a controlling financial interest (collectively the “Group”, or “Deutsche Bank”)
is a global provider of a full range of corporate and investment banking, private clients and asset management products and services.
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
Prior to publication on March 12, 2026, the Supervisory Board approved the Consolidated Financial Statements 2025 of the Group on March 11, 2026, which were drawn up by the Management Board on March 5, 2026.
EU carve out
For purposes of the Group’s primary financial reporting outside the United States, the Group prepares its consolidated financial statements in accordance with IFRS as endorsed by the EU. For purposes of the Group’s consolidated financial statements prepared in accordance with IFRS as endorsed by the EU, the Group applies fair value hedge accounting for portfolio hedges of interest rate risk (fair value macro hedges) in accordance with the EU carve out version of IAS 39. The purpose of applying the EU carve out version of IAS 39 is to align the Group’s hedge accounting approach with its risk management practice and the accounting practice of its major European peers. Under the EU carve out version of IAS 39 fair value macro hedge accounting may be applied to core deposits. In addition, under the EU carve out version of IAS 39 hedge ineffectiveness is only recognized when the revised estimate of the amount of cash flows in scheduled time buckets falls below the original designated amount of that bucket. If the revised amount of cash flows in scheduled time buckets is more than the original designated amount, then there is no hedge ineffectiveness. Under IFRS as issued by the
IASB, hedge accounting for fair value macro hedges cannot be applied to core deposits. In addition, under IFRS as issued by the IASB hedge ineffectiveness arises for all fair value macro hedge accounting relationships whenever the revised estimate of the amount of cash flows in scheduled time buckets is either more or less than the original designated amount of that bucket. The EU carve out version of IAS 39 also removes the prohibition on identifying a benchmark risk component in a financial instrument priced at sub–benchmark. This may arise when financial instruments carry a negative spread such that the identified non–contractually specified risk component is larger than the interest carry on the contract itself.
For the financial year ended December 31, 2025, the application of the EU carve-out version of IAS 39 had a positive impact of € 0.7 billion on profit before tax and of € 0.3 billion on profit after tax. For the financial year ended December 31, 2024, the application of the EU carve-out had a negative impact of € 1.4 billion on profit before taxes and of € 1.0 billion on profit post taxes.
The Group’s regulatory capital and ratios thereof are also reported on the basis of the EU carve-out version of IAS 39. The impact on total equity also impacts the calculation of the CET1 capital ratio. As of December 31, 2025, application of the
EU carve-out had a cumulative negative impact on the CET1 capital ratio of about 60 basis points and a cumulative negative impact of about 68 basis points as of December 31, 2024.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	01 — Material accounting policies and critical accounting estimates
IFRS 7 disclosures (including disclosures on segment reporting and geopolitical risks)
Disclosures about the nature and the extent of risks arising from financial instruments as required by IFRS 7, “Financial
Instruments: Disclosures” are set forth in the Risk Report section of the Combined Management Report and are an integral part of the Consolidated Financial Statements.
Disclosures on geopolitical and macroeconomic related risks can be found in the section “Risks and opportunities”, as well as in the section “Risk and capital overview”, chapter “Key risk themes” in the Risk Report. The Group is exposed to general risk arising from geopolitical and macroeconomic uncertainties. The following are examples of how such risks may impact the financial results of the Group:
–Tariffs or sanctions as well as economic stagnation could impact a client’s ability to service principal and interest payments under instruments subject to IFRS 9.
–Wars and embargoes in specific regions in the world could impact client ability to generate sustainable returns to service their loans.
The Group considers such geopolitical and macroeconomic risks as part of the credit risk assessment and due diligence process before relevant clients are granted credit. The Group also manages its credit portfolio within the established risk appetite and limits.
Details on segment reporting can be found in the section “Business segments of Deutsche Bank” of the Management
Report and in Note 04 - Business segments and related information.
These audited disclosures are marked in light blue in the Risk Report.
Since the beginning of the fourth quarter 2023, High Quality Liquid Assets (HQLA, as defined in the Commission
Delegated Regulation (EU) 2015/61) is a key limit per the Group’s liquidity risk appetite, replacing the previously reported
Liquidity Reserve. HQLA comprise available cash and cash equivalents and unencumbered high quality liquid securities
(including government and government guaranteed bonds), representing the most readily available and most important countermeasure in a stress event. Accordingly, the Group discontinued the disclosure of Liquidity Reserves from 2025 onwards.
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
–The impairment of loans and provisions for off-balance sheet positions (see “Impairment of Loans and Provision for
Off-balance Sheet Positions” below)
–The impairment of financial assets at fair value through other comprehensive income (see “Impairment of Loans and
Provision for Off-balance Sheet Positions” below)
–The determination of fair value (see “Determination of Fair Value” below)
–The recognition of trade date profit (see “Recognition of Trade Date Profit” below)
–The impairment of goodwill and other intangibles (see “Goodwill and Other Intangible Assets” below)
–The recognition and measurement of deferred tax assets (see “Income Taxes” below)
–The accounting for legal and regulatory contingencies and uncertain tax positions (see “Provisions” below)

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	01 — Material accounting policies and critical accounting estimates
Material accounting policies
The following is a description of the material accounting policies of the Group. Except for the changes in accounting policies and changes in accounting estimates described previously and noted below these policies have been consistently applied for 2023, 2024 and 2025.
Principles of consolidation
The financial information in the Consolidated Financial Statements includes the parent company, Deutsche Bank AG, together with its consolidated subsidiaries, including certain structured entities presented as a single economic unit
Subsidiaries
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
When assessing whether to consolidate an entity, the Group evaluates a range of control factors, namely:
–Purpose and design of the entity
–Relevant activities and how these are determined
–Whether the Group’s rights result in the ability to direct the relevant activities
–Whether the Group has exposure or rights to variable returns
–Whether the Group has the ability to use its power to affect the amount of its returns
Where voting rights are relevant, the Group is deemed to have control where it holds, directly or indirectly, more than half of the voting rights over an entity unless there is evidence that another investor has the practical ability to unilaterally direct the relevant activities.
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
Group and is reported in the Consolidated Statement of Income as Net income (loss) from equity method investments.
If there is objective evidence of impairment, an impairment test is performed by comparing the investment’s recoverable amount, which is the higher of its value in use and fair value less costs to sell, with its carrying amount.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	01 — Material accounting policies and critical accounting estimates
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
The Group presents negative interest paid on interest-bearing assets as interest expense, and interest revenue received from interest-bearing liabilities as interest income.
The Group presents interest income and expense calculated using the EIR method separately in the Group’s consolidated statement of income.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	01 — Material accounting policies and critical accounting estimates
Commissions and fee income – The Group applies the IFRS 15, “Revenue from Contracts with Customers” five-step revenue recognition model to the recognition of Commissions and Fee Income, under which income must be recognized when control of goods and services is transferred, hence the contractual performance obligations to the customer have been satisfied.
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
The Group provides asset management services that give rise to asset management and performance fees and constitute a single performance obligation. The asset management and performance fee components are variable considerations such that at each reporting date the Group estimates the fee amount to which it will be entitled in exchange for transferring the promised services to the customer. The benefits arising from the asset management services are simultaneously received and consumed by the customer over time. The Group recognizes revenue over time by measuring the progress towards complete satisfaction of that performance obligation, subject to the removal of any uncertainty as to whether it is highly probable that a significant reversal in the cumulative amount of revenue recognized would occur or not. For performance fees this date is typically at receipt of the performance fee when any uncertainty related to the performance component has been fully removed. Where the Group recognizes performance fee revenue prior to actual receipt it applies a parameter-based methodology that assesses whether the Group expects to meet the performance fee related conditions such that it is highly probable that a significant reversal in the cumulative revenue amount recognized would not occur. In this case the right to receive the corresponding revenue amount is recognized as a contract asset and presented as other assets in the Group’s consolidated balance sheet.
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
Commissions and Fee Income predominantly earned from providing services at a point in time or transaction-type services include other securities, underwriting and advisory fees, brokerage fees, local payments, foreign currency/exchange business and intermediary fees.
Expenses that are directly related and incremental to the generation of Commissions and Fee Income are presented net in
Commissions and Fee Income in the Consolidated Statement of Income. This includes income and associated expense where the Group contractually owns the performance obligation (i.e., as Principal) in relation to the service that gives rise to the revenue and associated expense. In contrast, it does not include situations where the Group does not contractually own the performance obligation and is acting as agent. The determination of whether the Group is acting as principal or agent is based on the contractual terms of the underlying service arrangement. The gross Commissions and Fee Income and Expense amounts are disclosed in “Note 06 – Commissions and Fee Income”.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	01 — Material accounting policies and critical accounting estimates
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
There are three business models available:
–Hold to Collect - Financial assets held with the objective to collect contractual cash flows. They are subsequently measured at amortized cost and are recorded in multiple lines on the Group’s consolidated balance sheet.
–Hold to Collect and Sell - Financial assets held with the objective of both collecting contractual cash flows and selling financial assets. They are recorded as Financial assets at Fair Value through Other Comprehensive Income on the
Group’s consolidated balance sheet.
–Other - Financial assets that do not meet the criteria of either “Hold to Collect” or “Hold to Collect and Sell”. They are
recorded as Financial Assets at Fair Value through Profit or Loss on the Group’s consolidated balance sheet.
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
loss. Interest on interest earning assets such as trading loans and debt securities and dividends on equity instruments are presented in Interest and Similar Income.
The Group applies trade date accounting to financial assets classified at fair value through profit or loss.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	01 — Material accounting policies and critical accounting estimates
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
and additionally, where necessary, a qualitative assessment of the impact of the change in the contractual terms. Where these modifications are not concluded to be significant, the financial asset is not derecognized and is accounted for as a modification as described above.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	01 — Material accounting policies and critical accounting estimates
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
Trading liabilities - Financial liabilities that arise from debt issued are classified as held for trading if they have been originated or incurred principally for the purpose of repurchasing them in the near term. Trading liabilities consist primarily of derivative liabilities and short positions. This also includes loan commitments where the resulting loan upon funding is allocated to the other business model such that the undrawn loan commitment is classified as derivatives held for trading.
Financial liabilities designated at fair value through profit or loss - Certain financial liabilities that do not meet the definition of trading liabilities are designated at fair value through profit or loss using the fair value option. To be designated at fair value through profit or loss, financial liabilities must meet one of the following criteria: (1) the designation eliminates or significantly reduces a measurement or recognition inconsistency; (2) a group of financial liabilities is managed and its performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy; or (3) the instrument contains one or more embedded derivatives unless: (i) the embedded derivative does not significantly modify the cash flows that otherwise would be required by the contract; or
(ii) it is clear with little or no analysis that separation is prohibited. In addition, the Group allows the fair value option to be designated only for those financial instruments for which a reliable estimate of fair value can be obtained. Financial liabilities which are designated at fair value through profit or loss, under the fair value option, include repurchase agreements, loan commitments and structured note liabilities.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	01 — Material accounting policies and critical accounting estimates
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
–The group of financial assets and liabilities is managed on the basis of its net exposure to a particular market risk (or risks) or to the credit risk of a particular counterparty, in accordance with a documented risk management strategy,
–The fair values are provided to key management personnel, and
–The financial assets and liabilities are measured at fair value through profit or loss.
This portfolio valuation approach is consistent with how the Group manages its net exposures to market and counterparty credit risks.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	01 — Material accounting policies and critical accounting estimates
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
because it reflects the changing economic and risk profile of the instrument as the market develops or as the instrument itself progresses to maturity. Any remaining trade date deferred profit is recognized in the Consolidated Statement of
Income when the transaction becomes observable.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	01 — Material accounting policies and critical accounting estimates
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
For accounting purposes, the Group applies the following types of hedges:
–For hedges of changes in fair value, the changes in the fair value of the hedged asset, liability or unrecognized firm commitment, or a portion thereof, attributable to the risk being hedged, are recognized in the Consolidated Statement of
Income along with changes in the entire fair value of the derivative. When hedging interest rate risk, any interest accrued or paid on both the derivative and the hedged item is reported in interest income or expense and the unrealized gains and losses from the hedge accounting fair value adjustments are reported in other revenue. Hedge ineffectiveness is reported in other revenue and is measured as the net effect of changes in the fair value of the hedging instrument and changes in the fair value of the hedged item arising from changes in the market rate or price related to the risk(s) being hedged.
–If a fair value hedge of a debt instrument is discontinued prior to the instrument’s maturity because the derivative is terminated or the relationship is de-designated, any remaining interest rate-related fair value adjustments made to the carrying amount of the debt instrument (basis adjustments) are amortized to interest income or expense over the remaining term of the original hedging relationship. For other types of fair value adjustments and whenever a fair value hedged asset or liability is sold or otherwise derecognized, any basis adjustments are included in the calculation of the gain or loss on derecognition.
–For hedges of variability in future cash flows, there is no change to the accounting for the hedged item and the derivative is carried at fair value, with changes in value reported initially in other comprehensive income to the extent the hedge is effective. These amounts initially recorded in other comprehensive income are subsequently reclassified into the
Consolidated Statement of Income in the same periods during which the forecast transaction affects the Consolidated
Statement of Income. Thus, for hedges of interest rate risk, the amounts are amortized into interest income or expense at the same time as the interest is accrued on the hedged transaction.
–Hedge ineffectiveness is recorded in other income and is measured as changes in the excess (if any) in the absolute cumulative change in fair value of the actual hedging derivative over the absolute cumulative change in the fair value of the hypothetically perfect hedge.
–When hedges of variability in cash flows attributable to interest rate risk are discontinued, amounts remaining in accumulated other comprehensive income are amortized to interest income or expense over the remaining life of the original hedge relationship, unless the hedged transaction is no longer expected to occur in which case the amount will be reclassified into other income immediately. When hedges of variability in cash flows attributable to other risks are discontinued, the related amounts in accumulated other comprehensive income are reclassified into either the same
Consolidated Statement of Income caption and period as profit or loss from the forecast transaction, or into other income when the forecast transaction is no longer expected to occur.
–For hedges of the translation adjustments resulting from translating the functional currency financial statements of foreign operations (hedges of net investments in foreign operations) into the functional currency of the parent, the portion of the change in fair value of the derivative due to changes in the spot foreign exchange rates is recorded as a foreign currency translation adjustment in other comprehensive income to the extent the hedge is effective; the remainder is recorded as other income in the Consolidated Statement of Income.
Changes in fair value of the hedging instrument relating to the effective portion of the hedge are subsequently recognized in profit or loss on disposal of the foreign operations.
Hedging derivatives are reported as other assets and other liabilities. In the event that a derivative is subsequently de-
designated from a hedging relationship, it is transferred to financial assets/liabilities at fair value through profit or loss.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	01 — Material accounting policies and critical accounting estimates
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
–Stage 1: The Group recognizes a credit loss allowance at an amount equal to 12-month expected credit losses for all
Financial Assets. This represents the portion of lifetime expected credit losses from default events that are expected within 12 months of the reporting date, assuming that credit risk has not increased significantly after initial recognition.
–Stage 2: The Group recognizes a credit loss allowance at an amount equal to lifetime expected credit losses for those
Financial Assets which are considered to have experienced a significant increase in credit risk since initial recognition.
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
–Stage 3: The Group recognizes a loss allowance at an amount equal to lifetime expected credit losses, reflecting a
Probability of Default of 100%, via the expected recoverable cash flows for the asset, for those Financial Assets that are credit-impaired. The Group’s definition of default is aligned with the regulatory definition of default. Financial
Assets that are credit-impaired upon initial recognition are categorized within Stage 3 with a carrying value already reflecting the lifetime expected credit losses. The accounting treatment for these purchased or originated credit-
impaired (“POCI”) assets is discussed further below.
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
that is based on lifetime ECLs (i.e., transfer from Stage 1 to Stage 2).
The Group’s framework for determining if there has been a significant increase in credit risk aligns with the internal Credit
Risk Management (“CRM”) process and utilizes:

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	01 — Material accounting policies and critical accounting estimates
–Rating related indicators – based on a model that compares lifetime probability of default (PD) at the reporting date with the lifetime PD expectations at the date of initial recognition and subsequently applies a quantile approach to determine a threshold to define the trigger point for a financial asset’s transition into Stage 2; and
–Process related indicators – which uses existing risk management indicators, that in Management’s view represent situations where the credit risk of financial assets has significantly increased. These include obligors being added to a credit watchlist, being mandatorily transferred to workout status, payments being 30 days or more past due or in forbearance.
These indicators are discussed further in section “IFRS 9 Impairment” in the Risk Report.
Credit-impaired financial assets in Stage 3
The Group has aligned its definition of credit-impaired under IFRS 9 to when a Financial Asset has defaulted for regulatory purposes, according to the Capital Requirements Regulation under Art. 178.
The determination of whether a Financial Asset is credit-impaired and therefore in Stage 3 focuses exclusively on default risk, without taking into consideration the effects of credit risk mitigants such as collateral or guarantees. Specifically, a
Financial Asset is credit-impaired and in Stage 3 when:
–The Group considers the obligor is unlikely to pay its credit obligations to the Group. Determination may include forbearance actions, where a concession has been granted to the borrower or economic or legal reasons that are qualitative indicators of credit-impairment; or
–Contractual payments of either principal or interest by the obligor are past due by more than 90 days.
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
–Foreclosure actions taken by the Group which have not been successful or have a high probability of not being successful
–Collateral liquidation which has not, or will not lead to further considerable recoveries
–Situations where no further recoveries are reasonably expected
Write-offs can take place before legal actions against the borrower to recover the debt have been concluded, and a write-off does not involve the Group forfeiting its legal right to recover the debt.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	01 — Material accounting policies and critical accounting estimates
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
The following are key aspects with respect to collateral and guarantees:
–Eligibility of collateral, i.e., which collateral should be considered in the ECL calculation;
–Collateral evaluation, i.e., what collateral (liquidation) value should be used; and
–Projection of the available collateral amount over the life of a transaction.
These concepts are outlined in more detail in section “IFRS 9 Impairment” in the Risk Report.
Critical accounting estimates – The accounting estimates and judgments related to the impairment of Financial Assets is a critical accounting estimate because the underlying assumptions used can change from period to period and may significantly affect the Group’s results of operations.
In assessing assets for impairments, management judgment is required, particularly in projecting forward-looking information and scenarios in particular in circumstances of economic and financial uncertainty, when developments and changes to expected cash flows can occur both with greater rapidity and less predictability. The actual amount of the future cash flows and their timing may differ from the estimates used by management and consequently may cause actual losses to differ from reported allowances.
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
concerning ability of borrowers in foreign countries to transfer the foreign currency necessary to comply with debt repayments, amongst other things, are incorporated into this review. Management judgement is required over the following critical accounting estimates:

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	01 — Material accounting policies and critical accounting estimates
–Forward-Looking Information: The identification of key macro-economic variables (MEVs) reflects a balance of quantitative and qualitative judgements. Statistical analysis, including for example, back-testing and model sensitivities, are performed to assess the explanatory power of MEVs, while expert input from credit officers ensures management comfort in the overall model behavior. The final model parameterization is based on a review and challenge of impacts in internal governance forums and an independent validation performed by the Model Risk
Management function. Furthermore, conceptual soundness of the estimation approach is ensured by model testing analysis prepared as part of model changes and an ongoing monitoring framework in order for the ECL provision to reflect management’s best estimate in the calculation of expected credit losses.
–Significant Increase in Credit Risk: In line with the section “IFRS 9 Impairment” in the Risk Report, the Group uses rating-related indicators to determine whether a financial asset’s credit risk has significantly increased since inception.
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
–Stage 3 Loss Given Default (LGD) Setting for Homogeneous Portfolios: The allowance for credit losses in Stage 3 is determined for the Group’s homogeneous portfolios by an automated process based on partially time dependent
LGDs reflecting the lower recovery expectation the longer the client is in default, thereby differentiating between secured and unsecured exposures. The LGDs are calibrated using the Group’s loss history built up over preceding decades, experienced market prices of non-performing portfolios sold and expert judgement. In the case of less material portfolios, the empirical calibration of the LGD is partially supported by expert credit officer judgements, especially for determining the client cure rates as one of the key inputs. The LGD settings are validated on an annual basis and are regularly reviewed by the Group’s independent model validation process which is part of the Model Risk
Management function.
–Model adjustments: The Group regularly reviews key inputs into the ECL calculation and discusses potential model imprecision to assess the need for corrective measures in the form of overlays. Overlays are an essential output of management judgment which feeds into the model. On a quarterly basis, a senior management forum discusses the need for the recognition and/or the release of overlays. The discussion will be based on an overview of potential reasons which might require an overlay considering specific trigger points. The ultimate decision for creating overlays is jointly made by the Chief Financial Officer (CFO) and Chief Risk Officer (CRO).
The quantitative disclosures are provided in Note 18 “Loans” and Note 19 “Allowance for credit losses” as well as the Risk
Report, section “IFRS 9 Impairment”, sub-section “Model Sensitivity”.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	01 — Material accounting policies and critical accounting estimates
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
Interest earned on reverse repurchase agreements and interest incurred on repurchase agreements is reported as interest income and interest expense, respectively.Securities borrowed and securities loaned
Securities borrowed transactions generally require the Group to deposit cash with the securities lender. In a securities loaned transaction, the Group generally receives either cash collateral, in an amount equal to or in excess of the market value of securities loaned, or securities.
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
Fees received or paid are reported in interest income and interest expense, respectively. Securities lent to counterparties which are not derecognized from the Consolidated balance sheet and where the counterparty has the right by contract or custom to sell or repledge the collateral are disclosed in Note 20 “Transfer of Financial Assets, Assets Pledged and
Received as Collateral”.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	01 — Material accounting policies and critical accounting estimates
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
Intangible assets are recognized separately from goodwill when they are separable or arise from contractual or other legal rights and their fair value can be measured reliably. Intangible assets that have a finite useful life are stated at cost less any accumulated amortization and accumulated impairment losses. Customer-related intangible assets that have a finite useful life are amortized over periods of between 1 and 15 years on a straight-line basis based on their expected useful life. These assets are tested for impairment and their useful lives reaffirmed at least annually.
Certain intangible assets have an indefinite useful life and hence are not amortized, but are tested for impairment at least annually or more frequently if events or changes in circumstances indicate that impairment may have occurred.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	01 — Material accounting policies and critical accounting estimates
Costs related to software developed or obtained for internal use are capitalized if it is probable that future economic benefits will flow to the Group and the cost can be measured reliably. Capitalized costs are amortized using the straight-
line method over the asset’s useful life which is deemed to be either three, five or ten years. Eligible costs include external direct costs for materials and services, as well as payroll and payroll-related costs for employees directly associated with an internal-use software project. Overhead costs, as well as costs incurred during the research phase or after software is ready for use, are expensed as incurred. Capitalized software costs are tested for impairment either annually if still under development or any time when there is an indication of impairment once the software is in use.
Critical accounting estimates – The determination of the recoverable amount in the impairment assessment of non-
financial assets requires estimates based on quoted market prices, prices of comparable businesses, present value or other valuation techniques (such as the cost approach), or a combination thereof, necessitating management to make subjective judgments and assumptions. Because these estimates and assumptions could result in significant differences to the amounts reported if underlying circumstances were to change, the Group considers these estimates to be critical.
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
litigation matters is inherently difficult, particularly in cases in which claimants seek substantial or indeterminate damages. See Note 27 “Provisions” for further information on the uncertainties from the Group’s judicial, regulatory and arbitration proceedings.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	01 — Material accounting policies and critical accounting estimates
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
tax expense or directly to equity in the period such determination was made. If the Group was to recognize previously unrecognized deferred tax assets in the future, an adjustment to its deferred tax asset would be credited to income tax expense or directly to equity in the period such determination was made.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	01 — Material accounting policies and critical accounting estimates
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
Non-current assets held for sale
Individual non-current assets (and disposal groups) are classified as held for sale if they are available for immediate sale in their present condition subject only to the customary sales terms of such assets (and disposal groups) and their sale is considered highly probable. For a sale to be highly probable, management must be committed to a sales plan and be actively looking for a buyer and has no substantive regulatory approvals outstanding. Furthermore, the assets (and disposal groups) must be actively marketed at a reasonable sales price in relation to their current fair value and the sale should be expected to be completed within one year. Non-current non-financial assets (and disposal groups) which meet the criteria for held for sale classification are measured at the lower of their carrying amount and fair value less costs of disposal and are presented within “Other assets” and “Other liabilities” in the balance sheet. Financial assets and liabilities meeting the criteria continue to be measured in accordance with IFRS 9. The comparatives are not restated
when non-current assets (and disposal groups) are classified as held for sale.
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
use is the present value of the future cash flows expected to be derived from the asset. After the recognition of impairment of an asset, the depreciation charge is adjusted in future periods to reflect the asset’s revised carrying amount. If an impairment is later reversed, the depreciation charge is adjusted prospectively.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	01 — Material accounting policies and critical accounting estimates
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
periods to reflect the asset’s revised carrying amount. If an impairment is later reversed, the depreciation charge is adjusted prospectively.
The Group presents right-of-use assets in “Property and Equipment” and lease liabilities in “Other Liabilities”.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	01 — Material accounting policies and critical accounting estimates
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
Refer to Note 33 “Employee Benefits” for further information on the accounting for pension benefits and other post-
employment benefits.
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
on the number of employees expected to accept the offer. Benefits falling due more than twelve months after the end of the reporting period are discounted to their present value. The discount rate is determined by reference to market yields on high-quality corporate bonds.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	01 — Material accounting policies and critical accounting estimates
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
Options and forwards on common shares
Option and forward contracts on Deutsche Bank shares are classified as equity if the number of shares is fixed and physical settlement is required. All other contracts in which Deutsche Bank shares are the underlying are recorded as financial assets or liabilities at fair value through profit or loss.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	01 — Material accounting policies and critical accounting estimates
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
Due to the nature of Deutsche Bank’s business model of providing financing to clients, cash flows related to long-term debt support the bank’s operating activities and are included as a component of operating activities. In contrast, cash flows related to transactions on own equity transactions as well as subordinated long-term debt and trust preferred securities are presented as financing activities in the consolidated statement of cash flows. These financial instruments are viewed differently from those related to senior-long term debt because they are managed as an integral part of the
Group’s capital, primarily to meet regulatory capital requirements. As a result, these financial instruments are not interchangeable with other operating liabilities but can only be interchanged with equity and thus are considered part of the financing category. Financial instruments (including reverse repurchase agreements) held for liquidity purposes are presented as a component of investment activities.
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
translation effects on monetary Group intercompany transactions that are recognized in the Group’s consolidated statement of income; along with foreign exchange translation effects of converting transactional currency to functional currency, for certain balance sheet line items included in investing activities.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	02 — Recently adopted and new accounting pronouncementss
02 — Recently adopted and new accounting pronouncements
Recently adopted accounting pronouncements
The following are those accounting pronouncements which are relevant to the Group and which have been adopted during 2025 in the preparation of these consolidated financial statements.
IAS 21 “The Effects of Changes in Foreign Exchange Rates
On January 1, 2025, the Group adopted amendments to IAS 21 “The Effects of Changes in Foreign Exchange Rates” that contains guidance to specify when a currency is exchangeable and how to determine the exchange rate when it is not. It also requires the disclosure of additional information when a currency is not exchangeable. The amendments did not have a material impact on the Group’s consolidated financial statements.
New accounting pronouncements
The following accounting pronouncements were not effective as of December 31, 2025, and therefore have not been applied in preparing these consolidated financial statements.
IFRS 18 “Presentation and Disclosures in Financial Statements”
In April 2024, the IASB issued the new standard IFRS 18 “Presentation and Disclosures in Financial Statements” that replaces IAS 1 “Presentation of Financial Statements”. IFRS 18 contains new guidance on how to structure the Income
Statement as well as disclosure requirements for Management-defined Performance Measures (MPMs).
The new standard is effective for annual periods beginning on or after January 1, 2027, with early adoption permitted.
The Group does not expect a material impact of IFRS 18 on the presentation of its consolidated financial statements.
IFRS 19 “Subsidiaries without Public Accountability: Disclosures”
In May 2024, the IASB issued the new standard IFRS 19 “Subsidiaries without Public Accountability: Disclosures”. The new standard permits a subsidiary to provide reduced disclosures when applying IFRS Accounting Standards in its financial statements. In August 2025, the IASB issued amendments to the not yet effective standard which cover new or amended IFRS Accounting Standards issued between February 28, 2021, and May 01, 2024, that were not considered when IFRS 19 was first issued.
The new standard is effective for annual periods beginning on or after January 1, 2027, with early adoption permitted.
The Group does not expect a material impact of IFRS 19 on the disclosure requirements of its subsidiaries. The new standard has yet to be endorsed by the EU.
IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures”
In May 2024, the IASB has issued “Amendments to the Classification and Measurement of Financial Instruments
(Amendments to IFRS 9 and IFRS 7)” to address matters identified during the post-implementation review of the classification and measurement requirements of IFRS 9 “Financial Instruments”. On electronic payment systems, the amendments permit to deem a financial liability (or part of it) to be derecognized before the settlement date if specified criteria are met. Further, the amendments provide extended guidance on basic lending agreements, assets with non-
recourse features and contractually linked instruments. Disclosures have been amended for contractual terms that could change the timing or amount of contractual cash flows.
The amendments are effective for annual periods beginning on or after January 1, 2026, with early adoption permitted.
The Group does not expect a material impact of the amendments on classification and measurement of financial instruments as well as on its disclosures.
Annual Improvements to IFRS
In July 2024, the IASB issued amendments to multiple IFRS standards, which resulted from the IASB’s annual improvements project. These comprise changes in terminology as well as editorial amendments related to IFRS 1 “First-
time Adoption of International Financial Reporting Standards”, IFRS 7 “Financial Instruments: Disclosures” and its
accompanying Guidance on implementing IFRS 7, IFRS 9 “Financial Instruments”, IFRS 10 “Consolidated Financial
Statements” and IAS 7 “Statement of Cash-Flows”.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	02 — Recently adopted and new accounting pronouncementss
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
IAS 21 “The Effects of Changes in Foreign Exchange Rates: Translation to a Hyperinflationary
Presentation Currency”
In November 2025, the IASB issued amendments to IAS 21 “The Effects of Changes in Foreign Exchange Rates” to clarify the accounting applied by a parent, whose functional currency is the currency of a hyperinflationary economy, when it consolidates a subsidiary, whose functional currency is the currency of a non-hyperinflationary economy. The IASB decided that when an entity translates amounts from a functional currency that is the currency of a non-
hyperinflationary economy to a presentation currency that is the currency of a hyperinflationary economy, the entity translates those amounts, including comparative amounts, using the closing rate at the date of the most recent statement of financial position. An entity shall also disclose that it has applied this translation method in its financial statements, or in the results and financial position of its foreign operations.
The amendments will be effective for annual periods beginning on or after January 1, 2027, with early adoption permitted. The amendments are not expected to have a material impact on the Group’s consolidated financial statements. The new standard has yet to be endorsed by the EU.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	03 — Acquisitions and dispositions
03 — Acquisitions and dispositions
Business combinations
During 2025 and 2024, the Group did not undertake any acquisitions accounted for as business combinations.
In April 2023, Deutsche Bank announced that it had reached an agreement on an all-cash offer for the acquisition of
Numis Corporation Plc (“Numis”). On October 13, 2023, the acquisition was completed and Deutsche Bank acquired a
100% interest in Numis for a cash purchase price of € 460 million (GBP 397 million). Following the acquisition of Numis, the determination of the fair values of the identifiable assets acquired and liabilities assumed as of the acquisition date had been finalized in the fourth quarter 2023 with details included in the table below. Other intangible assets identified in the purchase price allocation included customer relationships (€ 56 million) and trade name (€ 27 million). Goodwill of
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
1By major class of assets acquired and liabilities assumed
Deutsche Bank assigned goodwill resulting from the Numis acquisition to the Investment Bank cash-generating unit
(CGU). Given the valuation of the Investment Bank CGU, following the acquisition, goodwill recognized for Numis was considered impaired and written off in the fourth quarter of 2023 (also refer to Note 23 “Goodwill and Other Intangible
Assets”).
Dispositions
There were no dispositions in 2025 and 2024, but the Group had finalized several dispositions of subsidiaries/businesses during 2023. These disposals were mainly comprised of businesses that were previously classified as held for sale. The total consideration for 2023 dispositions received in 2024 and 2023 (thereof in cash) was € 3 million (cash € 3 million)
and € 117 million (cash € 99 million), respectively. The table below shows the assets and liabilities that were included in these disposals.

in € m.	2025	2024	2023
Cash and cash equivalents	—	—	7
All remaining assets	—	—	105
Total assets disposed	—	—	113
Total liabilities disposed	—	—	213

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	04 — Business segments and related information
04 — Business segments and related information
Deutsche Bank’s segmental information has been prepared in accordance with the management approach, which requires presentation of the segments on the basis of the internal management reports of the entity which are regularly reviewed by the chief operating decision maker, which is the Deutsche Bank Management Board, in order to assess the financial performance of the business segments and for allocating resources to the business segments.
Business segments
Deutsche Bank’s segment reporting follows the organizational structure as reflected in the Group’s internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to them.
The bank’s business operations are organized in a divisional structure comprising the following business segments:
–Corporate Bank
–Investment Bank
–Private Bank
–Asset Management
–Corporate & Other
The Group consists of the following reportable segments: Corporate Bank, Investment Bank, Private Bank, Asset
Management and Corporate & Other.
Corporate Bank reports revenues based on three client categories: Institutional Client Services, Corporate Treasury
Services and Business Banking.
Investment Bank reports revenues in the categories Fixed Income & Currencies (FIC), Investment Banking & Capital
Markets as well as Research and Other.
Private Bank reports revenues in the client sectors Wealth Management and Personal Banking.
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
In addition, based on management decisions during the reporting period further divisional changes were introduced as described in the section below.
Changes in the presentation for segments
Commencing from the first quarter of 2025, Deutsche Bank amended the classification of revenues related to certain revenue sharing activities between the Corporate Bank and the Investment Bank to more accurately reflect the impacts on net interest income and net commission and fee income. These revenue sharing activities include the allocation of foreign exchange revenues with Corporate Bank clients, recorded in the Investment Bank, to the Corporate Bank, as well as the allocation of revenues related to relationship lending activities, recorded in the Corporate Bank, to the Corporate
Bank and the Investment Bank. Previously, both allocations were reported in remaining income, but are now directly classified in the respective revenue categories. The change did not result in a change of intersegment revenue allocation between the Corporate Bank and the Investment Bank and had no impact on the Group’s consolidated statement of income. Prior year’s comparatives are presented in the current reporting structure.
In the first quarter of 2024, Investment Bank renamed “FIC Sales & Trading” to “Fixed Income & Currencies” and
introduced two additional sub‑categories: “Fixed Income & Currencies: Financing” and “Fixed Income & Currencies: Ex
Financing”. In the fourth quarter of 2025, Investment Bank renamed “Fixed Income & Currencies: Ex Financing” to “Fixed
Income & Currencies: Markets”. These adjustments were made to enhance transparency regarding the composition of
FIC’s revenues. In addition, “Origination & Advisory” was renamed to “Investment Banking & Capital Markets” to better reflect the business it focuses on, with revenues continuing to be split in Debt Origination, Equity Origination and
Advisory. In addition, Research revenues are reported together with Other in “Research and Other”.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	04 — Business segments and related information
Commencing from the first quarter of 2024, Private Bank follows a customer-focused approach by classifying the existing customer base into two distinct global client sectors: “Personal Banking” and “Wealth Management & Private
Banking”. In the fourth quarter of 2025, “Wealth Management & Private Banking” was renamed to “Wealth Management”.
This approach reflects the focus to serve clients in a more targeted and effective way across the Private Bank. Wealth
Management combines the coverage of private banking, high-net-worth and ultra-high-net-worth clients, as well as business clients in selected international businesses (reflecting the ‘Bank for Entrepreneurs’ strategy). The client sector
Personal Banking includes retail and affluent customers as well as commercial banking clients in Italy and Spain (i.e., all small business clients and small sized corporate clients that are not covered as part of the Wealth Management client sector). Prior year’s comparatives are presented in the current reporting structure.
Within the Private Bank coverage area ‘Wealth Management’, private clients benefit from a wider product range with increased emphasis on investment advice. As a result, in the first quarter of 2024, demand deposits of Private Banking
Germany were reclassified to assets under management, ensuring a consistent treatment within ‘Wealth Management’.
Prior year’s comparatives are presented in the current reporting structure.
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
Segment assets are presented in the Group’s internal management reporting based on a consolidated view, i.e., the amounts do not include intersegment balances. The Group’s internal management reporting does not consider segment liabilities or interest expense separately. Similarly, depreciation and amortization, tax expenses and other comprehensive income are not presented separately internally and are therefore not disclosed here.
Non-IFRS compliant accounting methods used in the Group’s management reporting represent either valuation or classification differences. The largest valuation differences relate to measurement at fair value in management reporting versus measurement at amortized cost under IFRS and to the recognition of trading results from own shares in revenues in management reporting (in the Investment Bank) and in equity under IFRS. The major classification difference relates to noncontrolling interest, which represents the net share of minority shareholders in revenues, provision for credit losses, noninterest expenses and income tax expenses. Noncontrolling interest is reported as a component of the profit before tax of the businesses in management reporting (with a reversal in Corporate & Other) and a component of net income appropriation under IFRS.
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
Management uses certain measures for equity and related ratios as part of its internal reporting system because it believes that these measures provide it with a useful indication of the financial performance of the business segments.
The Group discloses such measures to provide investors and analysts with further insight into how management operates the Group’s businesses and to enable them to better understand the Group’s results.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	04 — Business segments and related information
Allocation of Average Shareholder’s Equity
Shareholders’ equity is fully allocated to the Group’s segments based on the regulatory capital demand of each segment.
Regulatory capital demand reflects the combined contribution of each segment to the Group’s Common Equity Tier 1
(CET1) ratio, the Group’s leverage ratio and the Group’s capital loss under stress. Contributions in each of the three dimensions are weighted to reflect their relative importance and level of constraint for the Group. Contributions to the
CET1 ratio and the leverage ratio are measured through risk-weighted assets and leverage ratio exposure. The Group’s capital loss under stress is a measure of the Group’s overall economic risk exposure under a defined stress scenario.
Goodwill and other intangible assets are directly attributed to the Group’s segments in order to allow the determination of allocated tangible shareholders’ equity and the respective returns. Shareholders’ equity and tangible shareholders’
equity is allocated on a monthly basis and averaged across quarters and for the full year.
Changes to capital allocation framework
Starting in 2024, Deutsche Bank has changed the allocation of tangible shareholders’ equity across segments. In addition, the bank now retains capital held against Deutsche Bank Group items in Corporate & Other, which has previously been allocated to the segments. Prior year’s comparatives are presented in the current reporting structure.
While the adjustment of the prior periods’ allocations impact the segmental RoTE, the respective Group metrics are unaffected by the change.
Beginning in December 2025, Deutsche Bank revised the allocation of (tangible) shareholders’ equity to more accurately assess the shareholder value generated by Asset Management. As part of this adjustment, approximately € 1 billion of
CET1 capital contributed to Deutsche Bank Group by DWS minority shareholders is now recognized as a reduction in the equity allocated to the Asset Management segment. Previously, this minority interest benefit, which is part of regulatory own funds, was reflected in Corporate & Other. This change affects only the Asset Management segment and does not impact the metrics of Deutsche Bank Group or the bank’s other operating segments. As the implementation began in
December 2025, the change impacts the financials for the fourth quarter and the full year 2025. No adjustments were made to prior periods’ capital allocation, resulting in a phased effect on the 2025 financials. The full impact in form of a lower average allocated shareholders' equity and hence a higher post-tax return on average tangible shareholders’
equity for the Asset Management segment, will be visible in the 2026 financial year.
Driver-Based Cost Management allocations methodology change
In the first quarter of 2023, the bank introduced a Driver-Based Cost Management methodology for the allocation of costs originated in respective infrastructure functions which aims to provide transparency over the drivers of
Infrastructure costs and links costs more closely to service consumption by segments. During 2023, costs relating to
Infrastructure functions were allocated using an actuals to plan approach, with the exception of technology development costs which were charged to the divisions based on actual expenditures. Beginning 2024, all infrastructure costs were charged to divisions based on actual costs and service consumption. Prior year’s comparatives are presented in the current reporting structure. For the full year 2023, the change in methodology resulted in an increase in noninterest expenses (corresponding decrease in profit before tax) for Corporate Bank of € 175 million and a corresponding decrease in noninterest expenses (corresponding increase in profit before tax) for Investment Bank of
€ 42 million, for Private Bank of € 48 million, for Asset Management of € 0 million and for Corporate and Other of
€ 84 million. While the update of the 2023 allocations impacted the segmental post-tax returns on average tangible shareholders’ equity and cost/income ratio, the respective Group metrics are unaffected by the methodology change.
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
Tax Exempt Securities
Net interest income as a component of net revenues, profit (loss) before tax and related ratios are presented on a fully taxable-equivalent basis for tax-exempt securities for the Investment Bank. This enables management to measure performance of taxable and tax-exempt securities on a comparable basis. This presentation resulted in an increase in
Investment Bank net interest income of € 22 million for full year 2025, € 18 million for full year 2024 and € 10 millionfor full year 2023. This increase is offset in Group consolidated figures through a reversal in Corporate & Other. The predominant tax rate used for 2025, 2024 and 2023 in determining the fully taxable equivalent of the net interest income was 21% and related to U.S. tax exempt securities.

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	04 — Business segments and related information
Segmental results of operations
The following tables present the results of the Group’s business segments, including the reconciliation to the consolidated results of operations under IFRS.

	2025
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Net revenues[1]	7,400	11,541	9,665	3,077	(249)	31,434
Provision for credit losses	194	827	578	(2)	108	1,707
Noninterest expenses
Compensation and benefits	1,632	2,894	2,795	952	3,541	11,813
General and administrative expenses	2,971	3,782	3,958	871	(2,721)	8,860
Impairment of goodwill and other intangible assets	—	—	—	—	—	—
Restructuring activities	—	—	(15)	—	—	(15)
Total noninterest expenses	4,603	6,675	6,738	1,823	819	20,658
Noncontrolling interests	—	16	—	272	(289)	—
Profit (loss) before tax	2,603	4,022	2,348	983	(887)	9,069

Assets (in € bn)[2]	323	736	316	11	54	1,440
Loans (gross of allowance for loan losses, in € bn)	120	115	247	—	3	484
Additions to non-current assets	14	6	65	20	1,938	2,042
Deposits (in € bn)	329	28	329	—	8	695
Average allocated shareholders' equity	12,199	23,967	14,763	5,218[3]	12,396	68,543

Risk-weighted assets (in € bn)	72	136	92	16	31	347
of which: operational risk RWA (in € bn)[4]	11	18	15	5	14	63
Leverage exposure (in € bn)	358	602	326	10	32	1,327
Employees (full-time equivalent)	27,320	20,592	35,443	5,425	1,099	89,879

Post-tax return on average shareholders’ equity[5,6]	14.1%	10.8%	10.1%	12.9%	N/M	8.5%
Post-tax return on average tangible shareholders’ equity[5,6]	15.3%	11.2%	10.5%	29.1%	N/M	9.4%
Cost/income ratio[7]	62.2%	57.8%	69.7%	59.3%	N/M	65.7%

[1] includes:
Net interest income	4,567	4,681	6,169	24	231	15,673
Net income (loss) from equity method investments	4	(69)	4	52	3	(6)
[2] includes:
Equity method investments	101	264	102	453	5	924
N/M – Not meaningful
3 Starting from the fourth quarter 2025, the equity allocation framework for Asset Management has been updated. For more information, please refer to section “Note 04 -
Business segments and related information” of this report
4 Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. For more information, please refer to section “Note 04 - Business segments and related information” of this report
5 Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Note 04 - Business segments and related information” of this report
6 Post-tax return on average shareholders’ equity and average tangible shareholders’ equity at the Group level reflect the reported effective tax rate for the Group, which was 25% for the year ended December 31, 2025; for post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the
Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the year ended December 31, 2025; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report
7Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	04 — Business segments and related information

	2024
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Net revenues[1]	7,506	10,557	9,386	2,649	1,406	31,504
Provision for credit losses	347	549	851	(1)	83	1,830
Noninterest expenses
Compensation and benefits	1,611	2,690	2,938	919	3,574	11,731
General and administrative expenses	3,448	3,970	4,395	904	(1,474)	11,243
Impairment of goodwill and other intangible assets	—	—	—	—	—	—
Restructuring activities	(1)	—	(3)	—	—	(3)
Total noninterest expenses	5,058	6,660	7,331	1,823	2,100	22,971
Noncontrolling interests	—	5	—	194	(199)	—
Profit (loss) before tax	2,101	3,344	1,204	632	(577)	6,703

Assets (in € bn)[2]	280	756	324	11	21	1,391
Loans (gross of allowance for loan losses, in € bn)	117	110	257	—	5	490
Additions to non-current assets	12	3	160	30	1,886	2,091
Deposits (in € bn)	313	22	320	—	13	668
Average allocated shareholders' equity	11,681	23,631	13,995	5,329	11,717	66,353

Risk-weighted assets (in € bn)	78	130	97	18	34	357
of which: operational risk RWA (in € bn)[3]	11	15	14	5	13	58
Leverage exposure (in € bn)	339	593	336	10	38	1,316
Employees (full-time equivalent)	26,280	20,065	37,059	5,166	1,183	89,753

Post-tax return on average shareholders’ equity[4,5]	11.9%	9.1%	5.1%	8.0%	N/M	5.5%
Post-tax return on average tangible shareholders’ equity[4,5]	12.7%	9.4%	5.1%	18.0%	N/M	6.2%
Cost/income ratio[6]	67.4%	63.1%	78.1%	68.8%	N/M	72.9%

[1] includes:
Net interest income	4,987	3,372	5,786	25	991	15,161
Net income (loss) from equity method investments	(1)	(46)	21	36	2	12
[2] includes:
Equity method investments	90	379	102	451	6	1,028
N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
3Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. Prior periods have been updated accordingly. For more information, please refer to section “Note 04 - Business segments and related information” of this report
4Starting from the first quarter of 2024, the equity allocation framework has been updated. Prior periods have been updated accordingly. For more information, please refer to section “Note 04 - Business segments and related information” of this report
5The post-tax return on average shareholders’ equity and average tangible shareholders’ equity at the Group level reflects the reported effective tax rate for the Group, which was 33% for the year ended December 31, 2024; for the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were
28% for the year ended December 31, 2024; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report
6Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	04 — Business segments and related information

	2023
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Net revenues[1]	7,718	9,160	9,571	2,383	2,324	31,155
Provision for credit losses	266	431	783	(1)	26	1,505
Noninterest expenses
Compensation and benefits	1,539	2,534	2,808	891	3,358	11,131
General and administrative expenses	3,088	4,082	4,718	934	(2,710)	10,112
Impairment of goodwill and other intangible assets	—	233	—	—	—	233
Restructuring activities	(4)	(3)	228	—	(1)	220
Total noninterest expenses	4,623	6,846	7,755	1,825	647	21,695
Noncontrolling interests	—	3	—	163	(166)	—
Profit (loss) before tax	2,828	1,880	1,032	396	1,817	7,955

Assets (in € bn)[2]	264	658	331	10	54	1,317
Loans (gross of allowance for loan losses, in € bn)	117	101	261	—	6	485
Additions to non-current assets	13	89	90	73	1,853	2,118
Deposits (in € bn)	289	18	308	—	10	625
Average allocated shareholders' equity	11,280	22,953	13,681	5,103	10,132	63,149

Risk-weighted assets (in € bn)	69	140	86	15	40	350
of which: operational risk RWA (in € bn)[3]	6	22	8	3	19	57
Leverage exposure (in € bn)	307	546	339	10	39	1,240
Employees (full-time equivalent)	25,356	19,899	38,465	4,961	1,449	90,130

Post-tax return on average shareholders’ equity[4,5]	17.1%	4.9%	4.5%	5.2%	N/M	9.1%
Post-tax return on average tangible shareholders’ equity[4,5]	18.5%	5.1%	4.8%	12.2%	N/M	10.2%
Cost/income ratio[6]	59.9%	74.7%	81.0%	76.6%	N/M	69.6%

[1] includes:
Net interest income	5,241	2,887	6,156	(124)	1,963	16,122
Net income (loss) from equity method investments	(6)	(70)	(5)	42	2	(38)
[2] includes:
Equity method investments	91	413	84	420	5	1,013
N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
3Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. Prior periods have been updated accordingly. For more information, please refer to section “Note 04 - Business segments and related information” of this report
4Starting from the first quarter of 2024, the equity allocation framework has been updated. Prior periods have been updated accordingly. For more information, please refer to section “Note 04 - Business segments and related information” of this report
5The post-tax return on average shareholders’ equity and average tangible shareholders’ equity at the Group level reflects the reported effective tax rate for the Group, which was 19% for the year ended December 31, 2023; for the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were
28% for the year ended December 31, 2023; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report
6Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	04 — Business segments and related information
Corporate Bank

				2025 increase (decrease) from 2024		2024 increase (decrease) from 2023
in € m. (unless stated otherwise)	2025	2024	2023	in € m.	in %	in € m.	in %
Net revenues
Corporate Treasury Services[1]	4,220	4,197	4,381	23	1	(184)	(4)
Institutional Client Services	1,917	1,956	1,895	(39)	(2)	62	3
Business Banking[1]	1,263	1,352	1,442	(90)	(7)	(90)	(6)
Total net revenues	7,400	7,506	7,718	(106)	(1)	(212)	(3)
Of which:
Net interest income[2]	4,567	4,987	5,241	(419)	(8)	(254)	(5)
Net commission and fee income[2]	2,704	2,577	2,460	127	5	118	5
Remaining income[2]	129	(58)	18	186	N/M	(75)	N/M
Provision for credit losses	194	347	266	(153)	(44)	81	30
Noninterest expenses
Compensation and benefits	1,632	1,611	1,539	21	1	72	5
General and administrative expenses	2,971	3,448	3,088	(477)	(14)	359	12
Impairment of goodwill and other intangible assets	—	—	—	—	N/M	—	N/M
Restructuring activities	—	(1)	(4)	1	N/M	4	N/M
Total noninterest expenses	4,603	5,058	4,623	(455)	(9)	435	9
Noncontrolling interests	—	—	—	—	N/M	—	N/M
Profit (loss) before tax	2,603	2,101	2,828	502	24	(728)	(26)

Employees (front office, full-time equivalent)[3]	8,420	7,959	7,670	461	6	289	4
Employees (business-aligned operations, full-time equivalent)[3]	8,181	8,171	8,017	10	0	154	2
Employees (allocated central infrastructure, full-time equivalent)[3]	10,719	10,150	9,669	569	6	481	5
Total employees (full-time equivalent)[3]	27,320	26,280	25,356	1,040	4	924	4
Total assets (in € bn)[3,4]	323	280	264	44	16	16	6
Risk-weighted assets (in € bn)[3]	72	78	69	(6)	(8)	9	13
of which: operational risk RWA (in € bn)[3,5]	11	11	6	—	1	5	94
Leverage exposure (in € bn)[3]	358	339	307	18	5	33	11
Deposits (in € bn)[3]	329	313	289	17	5	23	8
Loans (gross of allowance for loan losses, in € bn)[3]	120	117	117	3	2	—	0
Cost/income ratio[6]	62.2%	67.4%	59.9%	(5.2)ppt	N/M	7.5ppt	N/M
Post-tax return on average shareholders' equity[7,8]	14.1%	11.9%	17.1%	2.2ppt	N/M	(5.2)ppt	N/M
Post-tax return on average tangible shareholders’ equity[7,8]	15.3%	12.7%	18.5%	2.6ppt	N/M	(5.8)ppt	N/M
N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1Starting from the first quarter of 2025, certain smaller non-complex clients previously recorded under Corporate Treasury Services are reported under Business Banking.
The reclassification follows a review and realignment of client coverage to provide clients with the most effective coverage within the Corporate Bank. Prior year’s comparatives are presented in the current reporting structure
2Starting from the first quarter of 2025, the representation of revenue sharing between Corporate Bank and Investment Bank has changed. For more information, please refer to section “Note 04 - Business segments and related information” of this report
3 As of year-end
4Segment assets are presented on a consolidated basis, i.e., the amounts do not include intersegment balances
5Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. For more information, please refer to section “Note 04 - Business segments and related information” of this report
6Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
7Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Note 04 - Business segments and related information” of this report
8For the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the years 2025, 2024 and 2023; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	04 — Business segments and related information
Investment Bank

				2025 increase (decrease) from 2024		2024 increase (decrease) from 2023
in € m. (unless stated otherwise)	2025	2024	2023	in € m.	in %	in € m.	in %
Net revenues
Fixed Income & Currencies (FIC)	9,610	8,518	7,897	1,092	13	621	8
Fixed Income & Currencies: Financing	3,561	3,183	2,909	377	12	275	9
Fixed Income & Currencies: Markets[1]	6,050	5,335	4,989	715	13	346	7
Investment Banking & Capital Markets[2]	1,861	1,990	1,238	(129)	(6)	752	61
Debt Origination	1,100	1,274	837	(174)	(14)	437	52
Equity Origination	225	186	102	39	21	83	82
Advisory	536	531	299	5	1	232	77
Research and Other[3]	70	49	24	20	41	25	102
Total net revenues[4]	11,541	10,557	9,160	984	9	1,398	15
Provision for credit losses	827	549	431	278	51	119	28
Noninterest expenses
Compensation and benefits	2,894	2,690	2,534	204	8	156	6
General and administrative expenses	3,782	3,970	4,082	(188)	(5)	(112)	(3)
Impairment of goodwill and other intangible assets	—	—	233	—	N/M	(233)	N/M
Restructuring activities	—	—	(3)	—	38	3	N/M
Total noninterest expenses	6,675	6,660	6,846	15	0	(186)	(3)
Noncontrolling interests	16	5	3	12	N/M	2	52
Profit (loss) before tax	4,022	3,344	1,880	679	20	1,463	78

Employees (front office, full-time equivalent)[5]	5,037	4,888	4,856	149	3	32	1
Employees (business-aligned operations, full-time equivalent)[5]	3,151	3,168	3,146	(17)	(1)	22	1
Employees (allocated central infrastructure, full- time equivalent)[5]	12,404	12,009	11,898	395	3	111	1
Total employees (full-time equivalent)[5]	20,592	20,065	19,899	527	3	166	1
Total assets (in € bn)[5,6]	736	756	658	(20)	(3)	98	15
Risk-weighted assets (in € bn)[5]	136	130	140	7	5	(10)	(7)
of which: operational risk RWA (in € bn)[5,7]	18	15	22	3	21	(7)	(32)
Leverage exposure (in € bn)[5]	602	593	546	10	2	46	8
Deposits (in € bn)[5]	28	22	18	6	26	4	23
Loans (gross of allowance for loan losses, in € bn)[5]	115	110	101	5	5	9	9
Cost/income ratio[8]	57.8%	63.1%	74.7%	(5.2)ppt	N/M	(11.7)ppt	N/M
Post-tax return on average shareholders’ equity[9,10]	10.8%	9.1%	4.9%	1.7ppt	N/M	4.2ppt	N/M
Post-tax return on average tangible shareholders’ equity[9,10]	11.2%	9.4%	5.1%	1.8ppt	N/M	4.3ppt	N/M
N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1Starting from the fourth quarter of 2025, the additional sub-category “Fixed Income & Currencies: Ex Financing“ within Fixed Income & Currencies (FIC) was renamed to
“Fixed Income & Currencies: Markets“
2 Starting from the fourth quarter of 2025, Deutsche Bank renamed “Origination & Advisory” within the Investment Bank to “Investment Banking & Capital Markets”
3Historically, certain bank funding charges that were allocated to the Investment Bank but not directly attributable to specific balance sheet positions were reported within “Research and Other”. Beginning the third quarter of 2025 these charges have been allocated to underlying businesses based on an agreed allocation key in order to support ongoing refinement of business level reporting. Prior year’s comparatives are aligned to presentation in the current year
4Starting from the first quarter of 2025, the representation of revenue sharing between Corporate Bank and Investment Bank has changed. For more information, please refer to section “Note 04 - Business segments and related information” of this report
5As of year-end
6Segment assets are presented on a consolidated basis, i.e., the amounts do not include intersegment balances
7 Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. For more information, please refer to section “Note 04 - Business segments and related information” of this report
8Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
9 Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Note 04 - Business segments and related information” of this report
10For the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the years 2025, 2024 and 2023; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	04 — Business segments and related information
Private Bank

				2025 increase (decrease) from 2024		2024 increase (decrease) from 2023
in € m. (unless stated otherwise)	2025	2024	2023	in € m.	in %	in € m.	in %
Net revenues:
Personal Banking[1]	5,284	5,253	5,442	31	1	(190)	(3)
Wealth Management[1,2]	4,381	4,133	4,128	248	6	5	0
Total net revenues	9,665	9,386	9,571	279	3	(185)	(2)
of which:
Net interest income	6,169	5,786	6,156	383	7	(370)	(6)
Net commission and fee income	2,999	2,956	2,852	43	1	104	4
Remaining income	497	643	563	(146)	(23)	80	14
Provision for credit losses	578	851	783	(273)	(32)	68	9
Noninterest expenses:
Compensation and benefits	2,795	2,938	2,808	(143)	(5)	130	5
General and administrative expenses	3,958	4,395	4,718	(438)	(10)	(323)	(7)
Impairment of goodwill and other intangible assets	—	—	—	—	N/M	—	N/M
Restructuring activities	(15)	(3)	228	(12)	N/M	(231)	N/M
Total noninterest expenses	6,738	7,331	7,755	(593)	(8)	(424)	(5)
Noncontrolling interests	—	—	—	—	45	—	(45)
Profit (loss) before tax	2,348	1,204	1,032	1,144	95	172	17

Employees (front office, full-time equivalent)[3]	15,840	17,053	18,483	(1,213)	(7)	(1,430)	(8)
Employees (business-aligned operations, full-time equivalent)[3]	7,497	7,842	7,780	(345)	(4)	62	1
Employees (allocated central infrastructure, full- time equivalent)[3]	12,106	12,164	12,202	(58)	N/M	(38)	0
Total employees (full-time equivalent)[3]	35,443	37,059	38,465	(1,616)	(4)	(1,406)	(4)
Total assets (in € bn)[3,4]	316	324	331	(8)	(2)	(7)	(2)
Risk-weighted assets (in € bn)[3]	92	97	86	(5)	(5)	11	13
of which: operational risk RWA (in € bn)[3,5]	15	14	8	—	2	7	89
Leverage exposure (in € bn)[3]	326	336	339	(10)	(3)	(2)	(1)
Deposits (in € bn)[2]	329	320	308	9	3	13	4
Loans (gross of allowance for loan losses, in € bn)[3]	247	257	261	(11)	(4)	(4)	(1)
Assets under Management (in € bn)[3,6]	685	634	579	51	8	55	9
Net flows (in € bn)	27	29	23	(2)	(7)	6	26
Cost/income ratio[7]	69.7%	78.1%	81.0%	(8.4)ppt	N/M	(2.9)ppt	N/M
Post-tax return on average shareholders' equity[8,9]	10.1%	5.1%	4.5%	5.1ppt	N/M	0.5ppt	N/M
Post-tax return on average tangible shareholders’ equity[8,9]	10.5%	5.1%	4.8%	5.4ppt	N/M	0.3ppt	N/M
N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1 Starting from the first quarter of 2025, a portion of certain European Personal Banking clients have been transferred to the Wealth Management segment. This change reflects adjustments in the Private Bank client's classification to better align financial reporting with the underlying business structure. Prior year’s comparatives are presented in the current reporting structure
2Starting from the fourth quarter of 2025, the Private Bank renamed “Wealth Management & Private Banking” to “Wealth Management”
3As of year-end
4Segment assets are presented on a consolidated basis, i.e., the amounts do not include intersegment balances
5Starting from the first quarter of 2024, the allocation of operational risk RWA has changed. For more information, please refer to section “Note 04 - Business segments and related information” of this report
6Assets under Management include assets held on behalf of customers for investment purposes and/or client assets that are advised or managed by Deutsche Bank. They are managed on a discretionary or advisory basis or are deposited with the bank. Deposits are considered Assets under Management if they serve investment purposes. In
Personal Banking, this includes Term deposits and Savings deposits. In Wealth Management (excl. Business Banking), it is assumed that all customer deposits are held with the bank primarily for investment purposes and accordingly are classified as Assets under Management. In instances in which the Private Bank distributes investment products qualifying as Assets under Management which are managed by DWS, these assets are reported as Assets under Management for Private Bank and for Asset
Management (DWS) because they are two distinct, independent qualifying services
7Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
8Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Note 04 - Business segments and related information” of this report
9For the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the years 2025, 2024 and 2023; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	04 — Business segments and related information
Asset Management

				2025 increase (decrease) from 2024		2024 increase (decrease) from 2023
in € m. (unless stated otherwise)	2025	2024	2023	in € m.	in %	in € m.	in %
Net revenues
Management fees	2,597	2,479	2,314	119	5	164	7
Performance and transaction fees	318	148	128	170	115	20	16
Other	162	23	(59)	139	N/M	82	N/M
Total net revenues	3,077	2,649	2,383	427	16	267	11
Provision for credit losses	(2)	(1)	(1)	(1)	172	—	(23)
Noninterest expenses
Compensation and benefits	952	919	891	33	4	28	3
General and administrative expenses	871	904	934	(34)	(4)	(29)	(3)
Impairment of goodwill and other intangible assets	—	—	—	—	N/M	—	N/M
Restructuring activities	—	—	—	—	N/M	—	N/M
Total noninterest expenses	1,823	1,823	1,825	—	0	(1)	0
Noncontrolling interests	272	194	163	78	40	32	20
Profit (loss) before tax	983	632	396	350	55	236	60

Employees (front office, full-time equivalent)[1]	2,103	2,065	2,044	38	2	21	1
Employees (business-aligned operations, full-time equivalent)[1]	2,732	2,510	2,343	222	9	167	7
Employees (allocated central infrastructure, full- time equivalent)[1]	590	591	574	(1)	0	17	3
Total employees (full-time equivalent)[1]	5,425	5,166	4,961	259	5	205	4
Total assets (in € bn)[1,2]	11	11	10	—	2	—	2
Risk-weighted assets (in € bn)[1]	16	18	15	(3)	(16)	3	22
of which: operational risk RWA (in € bn)[1,3]	5	5	3	1	13	1	35
Leverage exposure (in € bn)[1]	10	10	10	—	1	—	4
Assets under Management (in € bn)[1,4]	1,085	1,012	896	73	7	115	13
Net flows (in € bn)	51	26	28	25	98	(3)	(9)
Cost/income ratio[5]	59.26%	68.81%	76.57%	(9.6)ppt	N/M	(7.8)ppt	N/M
Post-tax return on average shareholders' equity[6,7]	12.93%	8.03%	5.16%	4.9ppt	N/M	2.9ppt	N/M
Post-tax return on average tangible shareholders’ equity[6,7]	29.1%[8]	18.0%	12.2%	11.0ppt	N/M	5.8ppt	N/M
N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1As of year-end
2Segment assets are presented on a consolidated basis, i.e., the amounts do not include intersegment balances
3Starting from the first quarter of 2024 the allocation of operational risk RWA has changed. For more information, please refer to section “Note 04 - Business segments and related information” of this report
4Assets under Management (AuM) means assets (i) the segment manages on a discretionary or non-discretionary advisory basis; including where it is the management company and portfolio management is outsourced to a third party; and (ii) a third party holds or manages and on which the segment provides, on the basis of contract, advice of an ongoing nature including regular or periodic assessment, monitoring and/or review. AuM represent both collective investments (including mutual funds and exchange-traded funds) and separate client mandates. AuM are measured at current market value based on the local regulatory rules for asset managers at each reporting date, which might differ from the fair value rules applicable under IFRS. Measurable levels are available daily for most retail products but may only update monthly, quarterly or even yearly for some products. While AuM do not include the segment’s investments accounted for under equity method, they do include seed capital and any committed capital on which the segment earns management fees. In instances in which Private Bank distributes investment products qualifying as Assets under Management which are managed by DWS, these assets are reported as Assets under Management for Private Bank and for Asset Management (DWS) because they are two distinct, independent qualifying services
5Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income
6Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information, please refer to section “Note 04 - Business segments and related information” of this report
7For the post-tax return on average shareholders’ equity and average tangible shareholders’ equity of the segments, the Group effective tax rate was adjusted to exclude the impact of permanent differences not attributed to the segments, so that the segment tax rates were 28% for the years 2025, 2024 and 2023; for further information, please refer to “Supplementary Information (Unaudited): Non-GAAP Financial Measures” of this report
8 Starting from the fourth quarter 2025 the equity allocation framework for Asset Management has been updated. For more information, please refer to section “Note 04 -
Business segments and related information” of this report

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	04 — Business segments and related information
Corporate & Other

				2025 increase (decrease) from 2024		2024 increase (decrease) from 2023
in € m. (unless stated otherwise)	2025	2024	2023	in € m.	in %	in € m.	in %
Net revenues	(249)	1,406	2,324	(1,654)	N/M	(918)	(40)
Provision for credit losses	108	83	26	26	31	57	N/M
Noninterest expenses
Compensation and benefits	3,541	3,574	3,358	(33)	(1)	216	6
General and administrative expenses	(2,721)	(1,474)	(2,710)	(1,247)	85	1,236	(46)
Impairment of goodwill and other intangible assets	—	—	—	—	N/M	—	N/M
Restructuring activities	—	—	(1)	—	N/M	1	N/M
Total noninterest expenses	819	2,100	647	(1,280)	(61)	1,453	N/M
Noncontrolling interests	(289)	(199)	(166)	(89)	45	(33)	20
Profit (loss) before tax	(887)	(577)	1,817	(310)	54	(2,394)	N/M

Total Employees (full-time equivalent)[1]	36,918	36,097	35,792	821	2	305	1
Risk-weighted assets (in € bn)[1]	31	34	40	(3)	(7)	(6)	(15)
Leverage exposure (in € bn)[1]	32	38	39	(6)	(16)	(1)	(3)
N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1As of year-end

Deutsche Bank	Notes to the consolidated financial statements
Annual Report 2025	04 — Business segments and related information
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
Results of Operations: Corporate Divisions”.
The following table presents total net revenues (before provision for credit losses) by geographic area for the years ended December 31, 2025, 2024 and 2023 respectively. The information presented for Corporate Bank, Investment
Bank, Private Bank and Asset Management has been classified based primarily on the location of the Group’s office in which the revenues are recorded. The information for Corporate & Other is presented on a global level only, as management responsibility for Corporate & Other is held centrally.

in € m.	2025	2024	2023
Germany:
Corporate Bank	3,558	3,811	4,225
Investment Bank	720	641	573
Private Bank	6,511	6,388	6,567
Asset Management	1,438	1,286	1,211
Total Germany	12,226	12,127	12,576
UK:
Corporate Bank	211	193	192
Investment Bank	4,033	3,882	3,503
Private Bank	63	46	54
Asset Management	652	404	350
Total UK	4,959	4,525	4,099
Rest of Europe:
Corporate Bank	1,154	1,238	1,196
Investment Bank	392	477	330
Private Bank	2,051	1,953	1,981
Asset Management	329	308	274
Total Rest of Europe	3,926	3,975	3,782
Americas (primarily United States):
Corporate Bank	1,241	1,090	1,011
Investment Bank	4,423	3,869	3,041
Private Bank	478	475	462
Asset Management	549	562	432
Total Americas	6,691	5,996	4,945
Asia/Pacific, Middle East and Africa:
Corporate Bank	1,236	1,174	1,094
Investment Bank	1,973	1,688	1,713
Private Bank	563	524	506
Asset Management	109	90	115
Total Asia/Pacific, Middle East and Africa	3,881	3,476	3,428
Corporate & Other	(249)	1,406	2,324
Consolidated net revenues[1]	31,434	31,504	31,155
Prior year’s comparatives aligned to presentation in the current year
1Consolidated net revenues comprise interest and similar income, interest expenses and total noninterest income (including net commission and fee income); revenues are attributed to countries based on the location in which the Group’s booking office is located; the location of a transaction on the Group’s books is sometimes different from the location of the headquarters or other offices of a customer and different from the location of the Group’s personnel who entered into or facilitated the transaction; where the Group records a transaction involving its staff and customers and other third parties in different locations frequently depends on other considerations, such as the nature of the transaction, regulatory considerations and transaction processing considerations

Deutsche Bank	Notes to the consolidated income statement
Annual Report 2025	05 — Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss
Notes to the consolidated income statement
05 — Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss
Net interest income

in € m.	2025	2024	2023
Interest and similar income:
Interest income on cash and central bank balances	4,733	7,045	7,048
Interest income on interbank balances (w/o central banks)	261	643	607
Central bank funds sold and securities purchased under resale agreements	2,236	1,935	1,069
Loans	21,249	23,330	22,032
Other	2,561	2,140	2,103
Total Interest and similar income from assets measured at amortized cost	31,040	35,094	32,857
Interest income on financial assets at fair value through other comprehensive income	1,421	1,408	1,097
Total interest and similar income calculated using the effective interest method	32,462	36,502	33,955
Financial assets at fair value through profit or loss	11,978	12,493	9,592
Total interest and similar income	44,440	48,996	43,546
Thereof: negative interest expense on financial liabilities	23	28	76
Interest expense:
Interest-bearing deposits	11,964	14,410	10,658
Central bank funds purchased and securities sold under repurchase agreements	854	708	388
Other short-term borrowings	518	390	310
Long-term debt	5,121	6,770	6,154
Trust preferred securities	16	17	16
Other	2,761	3,035	2,848
Total interest expense measured at amortized cost	21,232	25,330	20,374
Financial liabilities at fair value through profit or loss	7,534	8,505	7,051
Total interest expense	28,766	33,835	27,424
Thereof: negative interest income on financial assets	19	39	81
Net interest income	15,673	15,161	16,122
Impact of ECB Targeted Longer-term Refinancing Operations (TLTRO III program)
As of December 31, 2025 and December 31, 2024 the Group had no outstanding borrowings under the TLTRO III-
refinancing program (December 31, 2023: € 15.0 billion). The prior interest rates on TLTRO III refinancing operations were indexed to the average applicable key ECB interest rates. The TLTRO III program generated no net interest expense for the twelve months ended December 31, 2025 (December 31, 2024: € 144 million and December 31, 2023:
€ 741 million).

Deutsche Bank	Notes to the consolidated income statement
Annual Report 2025	05 — Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss
Net gains (losses) on financial assets/liabilities at fair value through profit or loss

in € m.	2025	2024	2023
Trading Income:
FIC Sales and Trading	4,963	5,045	5,116
Other trading income (loss)	(211)	517	390
Total trading income (loss)	4,751	5,563	5,506
Net gains (losses) on non-trading financial assets mandatory at fair value through profit or loss:
Breakdown by financial assets category:
Debt Securities	58	(94)	89
Equity Securities	111	24	(10)
Loans and loan commitments	(13)	(8)	112
Deposits	—	(4)	(5)
Others non-trading financial assets mandatory at fair value through profit and loss	4	18	31
Total net gains (losses) on non-trading financial assets mandatory at fair value through profit or loss:	160	(65)	217
Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss:
Breakdown by financial asset/liability category:
Loans and loan commitments	11	5	12
Deposits	1	2	(—)
Long-term debt	(369)	157	(180)
Other financial assets/liabilities designated at fair value through profit or loss	23	(7)	20
Total net gains (losses) on financial assets/liabilities designated at fair value through profit or loss	(334)	158	(148)
Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	4,577	5,655	5,575
Combined net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss

in € m.	2025	2024	2023
Net interest income	15,673	15,161	16,122
Trading income (loss)[1]	4,751	5,563	5,506
Net gains (losses) on non-trading financial assets mandatory at fair value through profit or loss	160	(65)	217
Net gains (losses) on financial assets/liabilities designated at fair value through profit or loss	(334)	158	(148)
Total net gains (losses) on financial assets/liabilities at fair value through profit or loss	4,577	5,655	5,575
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss[2]	20,250	20,816	21,697
Corporate Treasury Services	2,788	2,846	3,060
Institutional Client Services	876	996	940
Business Banking	1,005	1,103	1,193
Corporate Bank	4,669	4,946	5,193
Fixed Income & Currency	9,549	8,535	8,171
Remaining Products	(242)	(166)	(196)
Investment Bank	9,308	8,368	7,976
Personal Banking	4,212	3,867	4,090
Wealth Management	2,258	2,132	2,287
Private Bank	6,470	5,998	6,377
Asset Management	180	269	(11)
Corporate & Other	(376)	1,235	2,162
Total net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss	20,250	20,816	21,697
1Trading income (loss) includes gains and losses from derivatives not qualifying for hedge accounting
2Prior year’s comparatives aligned to presentation in the current year
The Group’s trading and risk management businesses include significant activities in interest rate instruments and related derivatives. Under IFRS, interest and similar income earned from trading instruments and financial instruments designated at fair value through profit or loss (i.e., coupon and dividend income), and the costs of funding net trading positions, are part of net interest income. The Group’s trading activities can periodically shift income to either net interest income or to net gains (losses) of financial assets/liabilities at fair value through profit or loss depending on a variety of factors, including risk management strategies. The above table combines net interest income and net gains
(losses) of financial assets/liabilities at fair value through profit or loss by business division.

Deutsche Bank	Notes to the consolidated income statement
Annual Report 2025	06 — Commissions and fee income
06 — Commissions and fee income

in € m.	2025	2024	2023
Net commission and fee income and expense:
Commissions and fee income	14,190	13,190	11,657
Commissions and fee expense	3,299	2,818	2,452
Net commission and fee income	10,891	10,372	9,206
Disaggregation of revenues by product type and business segment

	Dec 31, 2025
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Major type of services:
Commissions for administration	230	76	278	15	3	603
Commissions for assets under management	24	—	470	4,166	—	4,660
Commissions for other securities	484	25	39	—	—	549
Underwriting and advisory fees	49	1,769	8	—	13	1,839
Brokerage fees	23	294	1,125	42	1	1,484
Commissions for local payments	587	5	860	—	1	1,453
Commissions for foreign commercial business	500	26	21	—	(40)	506
Commissions for foreign currency/ exchange business	4	—	6	—	—	10
Commissions for loan processing and guarantees[1]	608	521	138	—	3	1,269
Intermediary fees	34	1	435	—	11	481
Fees for sundry other customer services[1]	1,014	112	98	107	3	1,334
Total commissions and fee income	3,557	2,830	3,477	4,331	(5)	14,190
Commissions and fee expense						(3,299)
Net commission and fee income						10,891
1 Includes the impact from revenue sharing agreement between Investment Bank and Corporate Bank for client referrals

	Dec 31, 2024
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Major type of services:
Commissions for administration	215	54	265	16	—	550
Commissions for assets under management	20	—	416	3,805	—	4,242
Commissions for other securities	451	—	38	1	—	491
Underwriting and advisory fees	53	1,640	6	—	66	1,764
Brokerage fees	21	327	1,052	39	1	1,440
Commissions for local payments	550	13	909	—	(9)	1,464
Commissions for foreign commercial business	483	32	20	—	(34)	502
Commissions for foreign currency/ exchange business	6	—	4	—	—	10
Commissions for loan processing and guarantees[1]	575	487	270	—	1	1,334
Intermediary fees	30	1	402	—	11	444
Fees for sundry other customer services[1]	582	158	87	117	6	949
Total commissions and fee income	2,988	2,713	3,470	3,978	42	13,190
Commissions and fee expense						(2,818)
Net commission and fee income						10,372
Prior year’s comparatives aligned to presentation in the current year
1 Includes the impact from revenue sharing agreement between Investment Bank and Corporate Bank for client referrals

Deutsche Bank	Notes to the consolidated income statement
Annual Report 2025	06 — Commissions and fee income

	Dec 31, 2023
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total Consolidated
Major type of services:
Commissions for administration	204	55	247	11	(2)	515
Commissions for assets under management	18	—	362	3,527	—	3,907
Commissions for other securities	461	—	37	1	1	499
Underwriting and advisory fees	43	1,093	16	—	4	1,156
Brokerage fees	19	280	971	33	(20)	1,282
Commissions for local payments	488	—	995	—	1	1,484
Commissions for foreign commercial business	475	27	22	—	(27)	497
Commissions for foreign currency/ exchange business	6	—	4	—	—	10
Commissions for loan processing and guarantees[1]	530	446	230	—	1	1,207
Intermediary fees	28	3	364	—	10	405
Fees for sundry other customer services[1]	496	42	41	117	—	695
Total commissions and fee income	2,767	1,946	3,288	3,689	(33)	11,657
Commissions and fee expense						(2,452)
Net commission and fee income						9,206
Prior year’s comparatives aligned to presentation in the current year
1 Includes the impact from revenue sharing agreement between Investment Bank and Corporate Bank for client referrals
In 2025, the Group recognized performance fee revenue prior to receipt of actual distribution of € 165 million for the year ended December 31, 2025 (December 31, 2024: € 0 million), which has been recognized in the Consolidated
Statement of Income. This performance fee will only be received after realization of all related conditions. The actual amount at maturity depends on the realized values of the remaining fund assets.
As of December 31, 2025, there were performance obligations to be satisfied of € 173 million with a time band of four years from 2026 to 2029 (as of December 31, 2024, € 250 million with a time band of four years from 2025 to 2028) from alternative closed-end funds with cumulative distribution-based performance fees. The decrease in the obligation to be satisfied is attributable to the recognition of the performance fee mentioned above, partially offset by the further appreciation of the funds’ assets.
As of December 31, 2025 and December 31, 2024, the Group’s receivables from commission and fee income were
€ 1.1 billion and € 831 million respectively. As of December 31, 2025 and December 31, 2024, the Group’s contract liabilities associated with commission and fee income were € 73 million and € 84 million, respectively. Contract liabilities arise from the Group’s obligation to provide future services to a customer for which it has received consideration from the customer prior to completion of the services. The balances of receivables and contract liabilities do not vary significantly from period to period reflecting the fact that they predominantly relate to recurring service contracts with service periods of less than one year such as monthly current account services and quarterly asset management services.
As a result, prior period balances of contract liabilities are generally recognized in revenue in the subsequent period.
There are some contracts where customer payment in exchange for services provided by the Group over the service period are not required until the end of the contract period. If the Group is virtually certain to receive payment at the end of the contract period, a contract asset and respective commission and fee income is recognized when services are performed. As of December 31, 2025 and 2024, the Group has recognized no material contract assets.

Deutsche Bank	Notes to the consolidated income statement
Annual Report 2025	07 — Net gains (losses) from derecognition of financial assets measured at amortized cost
07 — Net gains (losses) from derecognition of financial assets measured at amortized cost
For the twelve months ended December 31, 2025, the Group sold financial assets measured at amortized cost of
€ 759 million (December 31, 2024: € 656 million and December 31, 2023: € 559 million). The sales related primarily to a
Hold to Collect portfolio in Investment Bank and Corporate Bank.
The table below presents the gains and (losses) arising from derecognition of these securities.

in € m.	2025	2024	2023
Gains	21	10	5
Losses	(12)	(21)	(101)
Net gains (losses) from derecognition of financial assets measured at amortized cost	9	(11)	(96)
08 — Other income (loss)

in € m.	2025	2024	2023
Other income (loss):
Insurance premiums	17	12	4
Net income (loss) from hedge relationships qualifying for hedge accounting	173	386	335
Remaining other income (loss)[1]	49	(131)	48
Total other income (loss)	240	267	387
1Includes net gains (losses) of € (1) million, € 32 million and € 41 million for the years ended December 31, 2025, 2024 and 2023, respectively, that are related to non-
current assets and disposal groups held for sale.
09 — General and administrative expenses

in € m.	2025	2024	2023
General and administrative expenses:
Information Technology	3,504	3,610	3,755
Occupancy, furniture and equipment expenses	1,463	1,624	1,478
Regulatory, Tax & Insurance[1]	862	1,028	1,399
Professional services	671	763	899
Banking Services and outsourced operations	891	964	964
Market Data and Research Services	410	400	374
Travel expenses	152	153	143
Marketing expenses	195	149	203
Other expenses[2]	710	2,552	899
Total general and administrative expenses	8,860	11,243	10,112
1Includes bank levy of € 148 million in 2025, € 172 million in 2024 and € 528 million in 2023
2Includes litigation related expenses of € 179 million in 2025 and € 2,035 million in 2024 and € 311 million in 2023; see Note 27 “Provisions”, for more details on litigation

Deutsche Bank	Notes to the consolidated income statement
Annual Report 2025	10 — Restructuring
10 — Restructuring
In 2025, Restructuring is primarily driven by the Group’s Global Hausbank strategic agenda. The Group has defined and implemented efficiency measures that contributed to achieving the bank’s 2025 targets.
Restructuring expense is comprised of termination benefits, additional expenses covering the acceleration of deferred compensation awards not yet amortized due to the discontinuation of employment and contract termination costs related to real estate. Other staff-related termination expenses not meeting the IAS 37 requirements to be Restructuring are recorded as Severance within Compensation and Benefits.
Net restructuring expense by division

in € m.	2025	2024	2023
Corporate Bank	—	(1)	(4)
Investment Bank	—	—	(3)
Private Bank	(15)	(3)	228
Asset Management	—	—	—
Corporate & Other	—	—	(1)
Total Net Restructuring Charges	(15)	(3)	220
Net restructuring by type

in € m.	2025	2024	2023
Restructuring – Staff related	(13)	(5)	178
thereof:
Termination Benefits	(15)	(6)	176
Retention Acceleration	1	—	1
Social Security	1	1	1
Restructuring – Non Staff related	(1)	1	42
Total Net Restructuring Charges	(15)	(3)	220
Provisions for restructuring amounted to € 151 million, € 273 million and € 333 million as of December 31, 2025,
December 31, 2024 and December 31, 2023, respectively. The majority of the current provisions for restructuring are expected to be utilized in 2026.
During 2025, 535 full-time equivalent staff was reduced through restructuring (2024: 168 and 2023: 476).
Organizational changes

Full-time equivalent staff	2025	2024	2023
Corporate Bank	3	10	29
Investment Bank	1	5	9
Private Bank	519	116	377
Asset Management	—	2	—
Infrastructure	12	35	61
Total full-time equivalent staff	535	168	476

Deutsche Bank	Notes to the consolidated income statement
Annual Report 2025	11 — Earnings per share
11 — Earnings per share
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
aforementioned instruments are only included in the calculation of diluted earnings per share if they are dilutive in the respective reporting period.
Computation of basic and diluted earnings per share

in € m.	2025	2024	2023
Net income (loss) attributable to Deutsche Bank shareholders and additional equity components	6,606	4,342	6,332
Coupons paid on additional equity components	(761)	(574)	(498)
Net income (loss) attributable to Deutsche Bank shareholders –numerator for basic earnings per share	5,846	3,768	5,834
Effect of dilutive securities	—	—	—
Net income (loss) attributable to Deutsche Bank shareholders after assumed conversions – numerator for diluted earnings per share	5,846	3,768	5,834
Number of shares in million
Weighted-average shares outstanding – denominator for basic earnings per share	1,954.5	1,993.6	2,064.1
Effect of dilutive securities:
Deferred shares	43.4	45.7	39.9
Other (including trading options)	—	—	—
Dilutive potential common shares	43.4	45.7	39.9
Adjusted weighted-average shares after assumed conversions –denominator for diluted earnings per share	1,998.0	2,039.3	2,104.0

Earnings per share

in €	2025	2024	2023
Basic earnings per share	2.99	1.89	2.83
Diluted earnings per share	2.93	1.85	2.77

There were no instruments outstanding that could potentially dilute basic earnings per share and are not included in the calculation of diluted earnings per share as of December 31, 2025.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	12 — Financial assets/liabilities at fair value through profit or loss
Notes to the consolidated balance sheet
12 — Financial assets/liabilities at fair value through profit or loss

in € m.	Dec 31, 2025	Dec 31, 2024
Financial assets classified as held for trading:
Trading assets:
Trading securities	130,581	124,857
Other trading assets[1]	23,230	14,914
Total trading assets	153,811	139,772
Positive market values from derivative financial instruments	241,654	291,800
Total financial assets classified as held for trading	395,465	431,571
Non-trading financial assets mandatory at fair value through profit or loss:
Securities purchased under resale agreements	95,802	88,736
Securities borrowed	16,513	15,913
Loans	3,370	1,954
Other financial assets mandatory at fair value through profit or loss	8,810	7,721
Total Non-trading financial assets mandatory at fair value through profit or loss	124,495	114,324
Financial assets designated at fair value through profit or loss:
Loans	—	—
Other financial assets designated at fair value through profit or loss	—	—
Total financial assets designated at fair value through profit or loss	—	—
Total financial assets at fair value through profit or loss	519,960	545,895
1Includes traded loans of € 12.8 billion and € 11.4 billion at December 31, 2025 and 2024 respectively

in € m.	Dec 31, 2025	Dec 31, 2024
Financial liabilities classified as held for trading:
Trading liabilities:
Trading securities	41,142	41,864
Other trading liabilities	1,738	1,635
Total trading liabilities	42,879	43,498
Negative market values from derivative financial instruments	225,827	276,410
Total financial liabilities classified as held for trading	268,706	319,908
Financial liabilities designated at fair value through profit or loss:
Securities sold under repurchase agreements	86,177	69,121
Loan commitments	2	6
Long-term debt	27,299	22,203
Other financial liabilities designated at fair value through profit or loss	1,577	717
Total financial liabilities designated at fair value through profit or loss	115,055	92,047
Investment contract liabilities	469	454
Total financial liabilities at fair value through profit or loss	384,230	412,409

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	12 — Financial assets/liabilities at fair value through profit or loss
Financial liabilities designated at fair value through profit or loss
Changes in fair value of financial liabilities attributable to movements in the Group’s credit risk1

in € m.	Dec 31, 2025	Dec 31, 2024
Presented in Other comprehensive Income
Cumulative change in the fair value	(272)	(157)
Presented in Statement of income
Annual change in the fair value reflected in the Statement of Income	—	—
Cumulative change in the fair value	—	—
1The fair value of a financial liability incorporates the credit risk of that financial liability. Changes in the fair value of financial liabilities issued by consolidated structured entities have been excluded as this is not related to the Group’s credit risk but to that of the legally isolated structured entity, which is dependent on the collateral it holds
Amounts transferred on derecognition of liabilities designated at fair value through profit or loss1

in € m.	Dec 31, 2025	Dec 31, 2024
Amount presented in other comprehensive income transferred into retained earnings	(14)	(8)
1 When a financial liability designated at fair value through profit or loss is derecognized/early extinguished, cumulative gains or losses in other comprehensive income attributable to the Group's own credit risk is transferred into retained earnings
The excess of the contractual amount repayable at maturity over the carrying value of financial liabilities1

in € m.	Dec 31, 2025	Dec 31, 2024
Including undrawn loan commitments²	355	1,085
Excluding undrawn loan commitments	106	497
1Assuming the liability is extinguished at the earliest contractual maturity that the Group can be required to repay. When the amount payable is not fixed, it is determined by reference to conditions existing at the reporting date
2The contractual cash flows at maturity for undrawn loan commitments assume full drawdown of the facility

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	13 — Financial Instruments carried at Fair Value
13 — Financial Instruments carried at Fair Value
Valuation methods and control
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
Frequently, valuation models require multiple parameter inputs. Where possible, parameter inputs are based on observable data or are derived from the prices of relevant instruments traded in active markets. Where observable data is not available for parameter inputs, then other market information is considered. For example, indicative broker quotes and consensus pricing information are used to support parameter inputs where they are available. Where no observable information is available to support parameter inputs then they are based on other relevant sources of information such as prices for similar transactions, historic data, economic fundamentals and research information, with appropriate adjustment to reflect the terms of the actual instrument being valued and current market conditions.
Valuation adjustments – Valuation adjustments are an integral part of the valuation process. In making appropriate valuation adjustments, the Group follows methodologies that consider factors such as bid-offer spreads, counterparty/
own credit and funding risk. Bid offer spread valuation adjustments are required to adjust mid-market valuations to the appropriate bid or offer valuation. The bid or offer valuation is the best representation of the fair value for an instrument.
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
Counterparty credit valuation adjustments are required to cover expected credit losses to the extent that the valuation technique does not already include an expected credit loss factor relating to the non-performance risk of the counterparty. The CVA amount is applied to all relevant over-the-counter derivatives, and is determined by assessing the potential credit exposure to a given counterparty and taking into account any collateral held, the effect of any relevant netting arrangements, expected loss given default and the probability of default, based on available market information, including credit default swap spreads. Where counterparty CDS spreads are not available, relevant proxies are used.
The fair value of the Group’s financial liabilities at fair value through profit or loss (i.e., OTC derivative liabilities and issued note liabilities designated at fair value through profit or loss) incorporates valuation adjustments to measure the change in the Group’s own credit risk (i.e., debt valuation adjustments for derivatives and own credit adjustment for issued note liabilities). Issued note liabilities are discounted utilizing the spread at which similar instruments would be traded as at the measurement date as this reflects the value from the perspective of a market participant who holds the identical item as an asset. The change in this own credit component is reported under other comprehensive income.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	13 — Financial Instruments carried at Fair Value
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
Funding valuation adjustments are required to incorporate the market implied funding costs into the fair value of derivative positions. The FVA reflects a discounting spread applied to uncollateralized and partially collateralized derivatives and is determined by assessing the market-implied funding costs on both assets and liabilities.
Where there is uncertainty in the assumptions used within a modelling technique, an additional adjustment is taken to calibrate the model price to the expected market price of the financial instrument. Typically, such transactions have bid-
offer levels which are less observable, and these adjustments aim to estimate the bid-offer by computing the liquidity-
premium associated with the transaction. Where a financial instrument is of sufficient complexity that the cost of closing it out would be higher than the cost of closing out its component risks, then an additional adjustment is taken to reflect this.
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
Quotes for transactions and parameter inputs are obtained from a number of third-party sources including exchanges, pricing service providers, firm broker quotes and consensus pricing services. Price sources are examined and assessed to determine the quality of fair value information they represent, with greater emphasis given to those possessing greater valuation certainty and relevance. The results are compared against actual transactions in the market to ensure the model valuations are calibrated to market prices.
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
appropriate proxy instruments and other benchmarks, and performing extrapolation techniques. Assessment is made as to whether the valuation techniques produce fair value estimates that are reflective of market levels by calibrating the results of the valuation models against market transactions where possible.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	13 — Financial Instruments carried at Fair Value
Valuation techniques
The Group has an established valuation control framework which governs internal control standards, methodologies, valuation techniques and procedures over the valuation process and fair value measurement.
The following explanations provide an overview of the valuation techniques used in establishing the fair value of the different types of financial instruments that the Group trades
Sovereign, quasi-sovereign and corporate debt and equity securities – Where there are no recent transactions then fair value may be determined from the last market price adjusted for all changes in risks and information since that date.
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
Mortgage- and other asset-backed securities (MBS/ABS) include residential and commercial MBS and other ABS, including collateralized debt obligations (CDO). ABS have specific characteristics as they have different underlying assets, and the issuing entities have different capital structures. The complexity increases further where the underlying assets are themselves ABS, as is the case with many of the CDO instruments.
Where no reliable external pricing is available, ABS are valued, where applicable, using either relative value analysis which is performed based on similar transactions observable in the market, or industry-standard valuation models making largest possible use of available observable inputs. The industry standard models calculate principal and interest payments for a given deal based on assumptions that can be independently price tested. The inputs include prepayment speeds, loss assumptions (timing and severity) and a discount rate (spread, yield or discount margin). These inputs/
assumptions are derived from actual transactions, external market research and market indices where appropriate.
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
Over-the-counter derivative financial instruments – Market standard transactions in liquid trading markets, such as interest rate swaps, foreign exchange forward and option contracts in G7 currencies, and equity swap and option contracts on listed securities or indices, are valued using market standard models and quoted parameter inputs.
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
techniques. Where observable prices or inputs are not available, management judgment is required to determine fair values by assessing other relevant sources of information such as historical data, fundamental analysis of the economics of the transaction and proxy information from similar transactions.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	13 — Financial Instruments carried at Fair Value
Financial liabilities designated at fair value through profit or loss under the fair value option – The fair value of financial liabilities designated at fair value through profit or loss under the fair value option incorporates all market risk factors including a measure of the Group’s credit risk relevant for that financial liability (i.e., own credit adjustment (OCA) for structured notes). Under IFRS 9, the own credit component of change in the fair value is reported under other comprehensive income. Financial liabilities included in this classification are structured note issuances, structured deposits, and other structured securities issued by consolidated vehicles. The fair value of these financial liabilities is determined by discounting the contractual cash flows using the relevant credit-adjusted yield curve (i.e., utilizing the spread at which similar instruments would be traded as at the measurement date as this reflects the value from the perspective of a market participant who holds the identical item as an asset).
Where the financial liabilities designated at fair value through profit or loss under the fair value option are collateralized, such as securities loaned and securities sold under repurchase agreements, the credit enhancement is factored into the fair valuation of the liability.
Investment contract liabilities – Assets which are linked to the investment contract liabilities are owned by the Group and obliges the Group to use these assets to settle the linked liabilities. Therefore, the fair value of investment contract liabilities is determined by the fair value of the underlying assets (i.e., amount payable on surrender of the policies).
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
Level 2 – Instruments valued with valuation techniques using observable market data instruments where the fair value can be determined by reference to similar instruments trading in active markets, or where a technique is used to derive the valuation but where all significant inputs to that technique are observable.
These include: many OTC derivatives, many investment-grade listed credit bonds, some CDS.
Level 3 – Instruments valued using valuation techniques using market data which is not directly observable are instruments where the fair value cannot be determined directly by reference to market-observable information, and some other pricing technique must be employed. Instruments classified in this category have an input to that technique which is unobservable and can have a significant impact on the fair value.
These include: more-complex OTC derivatives, distressed debt, highly-structured bonds, illiquid asset-backed securities
(ABS), illiquid CDO’s (cash and synthetic), some private equity placements, many CRE loans, illiquid loans, and some municipal bonds.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	13 — Financial Instruments carried at Fair Value
Financial instruments held at fair value

	Dec 31, 2025			Dec 31, 2024
in € m.	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)
Financial assets held at fair value:
Trading assets	64,552	78,554	10,705	52,387	78,237	9,148
Trading securities	62,958	63,987	3,635	52,387	69,507	2,964
Other trading assets	1,593	14,567	7,070	—	8,730	6,184
Positive market values from derivative financial instruments	1,273	233,373	7,008	940	282,927	7,933
Non-trading financial assets mandatory at fair value through profit or loss	1,570	117,244	5,681	1,346	107,173	5,805
Financial assets designated at fair value through profit or loss	—	—	—	—	—	—
Financial assets at fair value through other comprehensive income	25,262	16,034	2,348	21,901	16,806	3,383
Other financial assets at fair value	1,594	(821)[1]	22	1,460	(1,135)[1]	12
Total financial assets held at fair value	94,250	444,384	25,764	78,034	484,008	26,281

Financial liabilities held at fair value:
Trading liabilities	33,727	9,127	25	30,765	12,614	119
Trading securities	33,727	7,391	23	30,765	11,073	26
Other trading liabilities	—	1,735	2	—	1,542	93
Negative market values from derivative financial instruments	2,770	217,119	5,938	2,238	265,464	8,707
Financial liabilities designated at fair value through profit or loss	154	109,354	5,547	—	87,479	4,569
Investment contract liabilities	—	469	—	—	454	—
Other financial liabilities at fair value	375	(193)[1]	36[2]	539	3,101[1]	(13)[2]
Total financial liabilities held at fair value	37,025	335,875	11,547	33,543	369,113	13,382
1Predominantly relates to derivatives qualifying for hedge accounting
2Relates to derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is bifurcated and reported separately. The separated embedded derivatives may have a positive or a negative fair value and classification presented in this table is consistent with the classification of the host contract
During the year 2025, there were transfers in trading securities and non-trading financial assets from Level 1 to Level 2 amounting to € 2.4 billion of assets and € 0.8 billion of liabilities; along with transfers from Level 2 to Level 1 of
€ 8.4 billion in assets and € 1.5 billion in liabilities. The assessment of Level 1 versus Level 2 is based on liquidity testing procedures.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	13 — Financial Instruments carried at Fair Value
Analysis of financial instruments with fair value derived from valuation techniques containing significant unobservable parameters (Level 3)
Some of the financial assets and financial liabilities in Level 3 of the fair value hierarchy have identical or similar offsetting exposures to the unobservable input. However, according to IFRS they are required to be presented gross.
Trading securities – Certain illiquid emerging market corporate bonds and illiquid highly structured corporate bonds are included in this level of the hierarchy. In addition, some of the holdings of notes issued by securitization entities, commercial and residential MBS, collateralized debt obligation securities and other ABS are reported here. The increase in the period is driven by purchases and gains partially offset by sales, settlements and net transfers between Level 2 and
Level 3 due to changes in the observability of input parameters used to value these instruments.
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
The decrease in assets during the period are driven by net transfers between Level 2 and Level 3 due to changes in the observability of input parameters used to value these instruments and settlements, partially offset by gains. The decrease in liabilities during the period are driven by net transfers between Level 2 and Level 3 due to changes in the observability of input parameters used to value these instruments and losses, partially offset by settlements.
Other trading instruments classified in Level 3 of the fair value hierarchy mainly consist of traded loans valued using valuation models based on one or more significant unobservable parameters. The increase in the period is driven by issuances, purchases and net transfers between Level 2 and Level 3 due to changes in the observability of input parameters used to value these instruments partially offset by sales, settlements and losses.
Non-trading financial assets mandatory at fair value through profit or loss classified in Level 3 of fair value hierarchy include any non-trading financial asset that does not fall into the Hold to Collect nor Hold to Collect and Sell business models. This includes predominately reverse repurchase agreements which are managed on a fair value basis.
Additionally, any financial asset that falls into the Hold to Collect or Hold to Collect and Sell business models for which the contractual cash flow characteristics are not SPPI. The decrease in the period is driven by net transfers between
Level 2 and Level 3 due to changes in the observability of input parameters used to value these instruments, settlements, sales and losses partially offset by purchases and issuances.
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
In addition, certain hybrid debt issuances designated at fair value through profit or loss containing embedded derivatives are valued based on significant unobservable parameters. These unobservable parameters include single stock volatility correlations. There are no assets designated at fair value during the period. The increase in liabilities during the period is driven by issuances partially offset by net transfers between Level 2 and Level 3 due to changes in the observability of input parameters used to value these instruments, settlements and losses.
Financial assets at fair value through other comprehensive income include non-performing loan portfolios where there is no trading intent, and the market is very illiquid. The decrease in the period is driven by settlements, sales, losses and net transfers between Level 2 and Level 3 due to changes in the observability of input parameters used to value these instruments partially offset by purchases and issuances.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	13 — Financial Instruments carried at Fair Value
Reconciliation of financial instruments classified in Level 3
Reconciliation of financial instruments classified in Level 3

	Dec 31, 2025
in € m.	Balance, beginning of year	Changes in the group of consolidated companies	Total gains/ losses[1]	Purchases	Sales	Issuances[2]	Settlements[3]	Transfers into Level 3[4]	Transfers out of Level 3[4]	Balance, end of year
Financial assets held at fair value:
Trading securities	2,964	—	39	2,986	(1,837)	4	(402)	508	(626)	3,635
Positive market values from derivative financial instruments	7,933	—	949	—	—	—	(351)	1,535	(3,058)	7,008
Other trading assets	6,184	—	(362)	1,231	(2,144)	3,301	(1,380)	447	(208)	7,070
Non-trading financial assets mandatory at fair value through profit or loss	5,805	(3)	(135)	1,849	(190)	782	(1,117)	71	(1,380)	5,681
Financial assets designated at fair value through profit or loss	—	—	—	—	—	—	—	—	—	—
Financial assets at fair value through other comprehensive income	3,383	—	(229)[5]	700	(431)	482	(1,552)	407	(412)	2,348
Other financial assets at fair value	12	—	(6)	—	—	—	—	20	(4)	22
Total financial assets held at fair value	26,281	(3)	255[6,7]	6,766	(4,602)	4,569	(4,802)	2,988	(5,688)	25,764
Financial liabilities held at fair value:
Trading securities	26	—	1	—	—	—	(4)	—	—	23
Negative market values from derivative financial instruments	8,707	—	(1,122)	—	—	—	217	1,182	(3,047)	5,938
Other trading liabilities	93	—	1	—	—	—	(92)	—	—	2
Financial liabilities designated at fair value through profit or loss	4,569	—	(134)	—	—	3,255	(690)	508	(1,960)	5,547
Other financial liabilities at fair value	(13)	—	118	—	—	—	(1)	13	(81)	36
Total financial liabilities held at fair value	13,382	—	(1,136)[6,7]	—	—	3,255	(569)	1,704	(5,088)	11,547
1Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The total also includes net gains (losses) on financial assets at fair value through other comprehensive income reported in other comprehensive income, net of tax. Further, certain instruments are hedged with instruments in Level 1 or Level 2 but the table above does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within Level 3
2Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower
3Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes periodic and lump sum principal payments. For derivatives all cash flows are presented in settlements
4Transfers in and transfers out of Level 3 are related to changes in observability of input parameters. During the year they are recorded at their fair value at the beginning of year. For instruments transferred into Level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly, for instruments transferred out of Level 3 the table does not show any gains or losses or cash flows on the instruments during the year since the table is presented as if they have been transferred out at the beginning of the year
5Total gains and losses on financial assets at fair value through other comprehensive income include a gain of € 14 million recognized in other comprehensive income, net of tax and a gain of € 1 million recognized in the income statement presented in net gains (loss)
6This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a loss of € 802 million and for total financial liabilities held at fair value this is a gain of € 206 million
7For assets positive balances represent gains, negative balances represent losses. For liabilities positive balances represent losses, negative balances represent gains

	Dec 31, 2024
in € m.	Balance, beginning of year	Changes in the group of consolidated companies	Total gains/ losses[1]	Purchases	Sales	Issuances[2]	Settlements[3]	Transfers into Level 3[4]	Transfers out of Level 3[4]	Balance, end of year
Financial assets held at fair value:
Trading securities	2,995	—	230	1,985	(1,558)	—	(482)	371	(577)	2,964
Positive market values from derivative financial instruments	8,198	—	454	—	—	—	(583)	2,257	(2,394)	7,933
Other trading assets	6,226	—	77	814	(1,378)	2,513	(2,016)	706	(756)	6,184
Non-trading financial assets mandatory at fair value through profit or loss	5,226	(1)	88	1,736	(80)	736	(1,098)	365	(1,170)	5,805
Financial assets designated at fair value through profit or loss	—	—	—	—	—	—	—	—	—	—
Financial assets at fair value through other comprehensive income	2,949	—	126[5]	776	(378)	978	(1,322)	716	(462)	3,383
Other financial assets at fair value	5	—	3	—	—	—	—	5	(1)	12
Total financial assets held at fair value	25,599	(1)	977[6,7]	5,311	(3,393)	4,227	(5,501)	4,421	(5,359)	26,281
Financial liabilities held at fair value:
Trading securities	26	—	—	—	—	—	—	—	—	26
Negative market values from derivative financial instruments	7,666	—	1,186	—	—	—	(175)	2,156	(2,126)	8,707
Other trading liabilities	—	—	—	—	—	—	93	—	—	93
Financial liabilities designated at fair value through profit or loss	3,248	—	129	—	—	2,958	(474)	377	(1,669)	4,569
Other financial liabilities at fair value	(85)	—	102	—	—	—	18	1	(49)	(13)
Total financial liabilities held at fair value	10,856	—	1,417[6,7]	—	—	2,958	(537)	2,533	(3,844)	13,382
1Total gains and losses predominantly relate to net gains (losses) on financial assets/liabilities at fair value through profit or loss reported in the consolidated statement of income. The total also includes net gains (losses) on financial assets at fair value through other comprehensive income reported in other comprehensive income, net of tax. Further, certain instruments are hedged with instruments in Level 1 or Level 2 but the table above does not include the gains and losses on these hedging instruments. Additionally, both observable and unobservable parameters may be used to determine the fair value of an instrument classified within Level 3
2Issuances relate to the cash amount received on the issuance of a liability and the cash amount paid on the primary issuance of a loan to a borrower
3Settlements represent cash flows to settle the asset or liability. For debt and loan instruments this includes periodic and lump sum principal payments. For derivatives all cash flows are presented in settlements
4Transfers in and transfers out of Level 3 are related to changes in observability of input parameters. During the period they are recorded at their fair value at the beginning of year. For instruments transferred into Level 3 the table shows the gains and losses and cash flows on the instruments as if they had been transferred at the beginning of the year. Similarly for instruments transferred out of Level 3 the table does not show any gains or losses or cash flows on the instruments during the period since the table is presented as if they have been transferred out at the beginning of the year
5Total gains and losses on financial assets at fair value through other comprehensive income include a gain of € 29 million recognized in other comprehensive income, net of tax
6This amount includes the effect of exchange rate changes. For total financial assets held at fair value this effect is a gain of € 362 million and for total financial liabilities held at fair value this is a loss of € 19 million
7For assets positive balances represent gains, negative balances represent losses. For liabilities positive balances represent losses, negative balances represent gains

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	13 — Financial Instruments carried at Fair Value
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
If the Group marked Level 3 financial instruments using parameter values drawn from the extremes of the ranges of reasonably possible alternatives, as of December 31, 2025 it could have increased fair value by as much as € 2.1 billion or decreased fair value by as much as € 1.3 billion. As of December 31, 2024 it could have increased fair value by as much as
€ 2.1 billion or decreased fair value by as much as € 1.3 billion.
The changes in sensitive amounts from December 31, 2024 to December 31, 2025 were an increase in positive fair value movement of € 42 million, and a reduction in negative fair value movement of € 48 million.
The change in positive fair value movements from December 31, 2024 to December 31, 2025 represents a 2% increase and the change in negative fair value movements represents a 4% reduction. The Group’s sensitivity calculation of unobservable parameters for Level 3 continues to align to the approach used to assess valuation uncertainty for prudent valuation purposes.
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
adjustments for the cost to close out that instrument and hence already factor in uncertainty as it reflects itself in market pricing. Any negative impact of uncertainty calculated within this disclosure, then, will be over and above that already included in the fair value contained in the financial statements.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	13 — Financial Instruments carried at Fair Value
Breakdown of the sensitivity analysis by type of instrument1

	Dec 31, 2025		Dec 31, 2024
in € m.	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives	Positive fair value movement from using reasonable possible alternatives	Negative fair value movement from using reasonable possible alternatives
Securities:
Debt securities	237	219	308	276
Commercial mortgage-backed securities	13	13	17	17
Mortgage and other asset-backed securities	10	9	11	11
Corporate, sovereign and other debt securities	214	197	280	248
Equity securities	102	74	78	77
Derivatives:
Credit	261	127	207	105
Equity	74	36	36	33
Interest related	660	339	798	337
Foreign Exchange	64	46	56	24
Other	222	61	110	105
Loans	475	394	458	387
Other	—	—	—	—
Total	2,094	1,294	2,052	1,343
1Where the exposure to an unobservable parameter is offset across different instruments then only the net impact is disclosed in the table

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	13 — Financial Instruments carried at Fair Value
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
Credit parameters are used to assess the creditworthiness of an exposure, by enabling the probability of default and resulting losses of a default to be represented. The credit spread is the primary reflection of creditworthiness and represents the premium or yield return above the benchmark reference instrument (typically risk free rate, or relevant treasury instrument, depending upon the asset being assessed), that a bond holder would require to allow for the credit quality difference between that entity and the reference benchmark. Higher credit spreads will indicate lower credit quality, and lead to a lower value for a given bond, or other loan-asset that is to be repaid to the bank by the borrower.
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
Correlations are used to describe influential relationships between underlying references where a derivative or other instrument has more than one underlying reference. Behind some of these relationships, for example commodity correlation and interest rate-foreign exchange correlations, typically lie macroeconomic factors such as the impact of global demand on groups of commodities, or the pricing parity effect of interest rates on foreign exchange rates. More specific relationships can exist between credit references or equity stocks in the case of credit derivatives and equity basket derivatives, for example. Credit correlations are used to estimate the relationship between the credit performance of a range of credit names, and stock correlations are used to estimate the relationship between the returns of a range of equities. A derivative with a correlation exposure will be either long- or short-correlation. A high correlation suggests a strong relationship between the underlying references is in force, and this will lead to an increase in value of a long-
correlation derivative. Negative correlations suggest that the relationship between underlying references is opposing,
i.e., an increase in price of one underlying reference will lead to a reduction in the price of the other.
An EBITDA multiple approach can be used in the valuation of less liquid securities. Under this approach the enterprise value (‘EV’) of an entity can be estimated via identifying the ratio of the EV to EBITDA of a comparable observable entity and applying this ratio to the EBITDA of the entity for which a valuation is being estimated. Under this approach a liquidity adjustment is often applied due to the difference in liquidity between the generally listed comparable used and the company under valuation. A higher EV/EBITDA multiple will result in a higher fair value.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	13 — Financial Instruments carried at Fair Value
Financial instruments classified in Level 3 and quantitative information about unobservable inputs

	Dec 31, 2025
	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)¹	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value -Non-Derivative financial instruments held at fair value:
Mortgage and other asset backed securities held for trading:
Commercial mortgage-backed securities	42	—	Price based	Price	0%	101%
			Discounted cash flow	Credit spread (bps)	194	1,019
Mortgage- and other asset- backed securities	91	—	Price based	Price	0%	105%
			Discounted cash flow	Credit spread (bps)	98	1,166
				Recovery rate	7%	85%
				Constant default rate	0%	4%
				Constant prepayment rate	1%	37%
Total mortgage- and other asset- backed securities	133	—
Debt securities and other debt obligations	5,320	5,503	Price based	Price	0%	300%
Held for trading	3,447	19	Discounted cash flow	Credit spread (bps)	5	696
Corporate, sovereign and other debt securities	3,447
Non-trading financial assets mandatory at fair value through profit or loss	1,474
Designated at fair value through profit or loss	0	5,484
Financial assets at fair value through other comprehensive income	399
Equity securities	816	4	Market approach	Price per net asset value	0%	100%
Held for trading	55	4		Enterprise value/EBITDA (multiple)	1	14
				Enterprise value/Revenue (multiple)	4	14
Non-trading financial assets mandatory at fair value through profit or loss	761		Discounted cash flow	Weighted average cost capital	9%	20%
Designated at fair value through profit or loss	0		Price based	Price	0%	2500%
Loans	11,293	2	Price based	Price	0%	300%
Held for trading	6,913	2	Discounted cash flow	Credit spread (bps)	94	3,106
Non-trading financial assets mandatory at fair value through profit or loss	2,490
Designated at fair value through profit or loss	0			Recovery rate	40%	75%
Financial assets at fair value through other comprehensive income	1,890
Loan commitments		2	Discounted cash flow	Credit spread (bps)	153	978
				Recovery rate	70%	84%
			Loan pricing model	Utilization	0%	100%
Other financial instruments	1,172[2]	61[3]	Discounted cash flow	IRR	7%	13%
				Repo rate (bps)	8	285
Total non-derivative financial instruments held at fair value	18,734	5,572
1 Valuation technique(s) and subsequently the significant unobservable input(s) relate to the respective total position

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	13 — Financial Instruments carried at Fair Value
2Other financial assets include € 157 million of other trading assets, € 1 billion of other non-trading financial assets mandatory at fair value, and € 59 million other financial assets at fair value through other comprehensive income
3Other financial liabilities include € 61 million of securities sold under repurchase agreements designated at fair value

	Dec 31, 2025
	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value:
Market values from derivative financial instruments:
Interest rate derivatives	3,798	2,950	Discounted cash flow	Swap rate (bps)	(720)	3,818
				Inflation swap rate	0%	8%
				Constant default rate	1%	11%
				Constant prepayment rate	2%	16%
			Option pricing model	Inflation volatility	0%	8%
				Interest rate volatility	0%	2%
				IR - IR correlation	(10)%	95%
				Hybrid correlation	(56)%	95%
Credit derivatives	556	603	Discounted cash flow	Credit spread (bps)	12	1,277
				Recovery rate	15%	94%
			Option pricing model	Credit volatility	5%	90%
			Correlation pricing model	Credit correlation
Equity derivatives	481	572	Option pricing model	Stock volatility	1%	101%
				Index volatility	6%	17%
				Index - index correlation
				Stock - stock correlation
				Stock Forwards	0%	5%
				Index Forwards	0%	6%
FX derivatives	1,523	1,561	Option pricing model	Volatility	(9)%	57%
				Quoted Vol
			Discounted cash flow	Swap rate (bps)	(2)	100
Other derivatives	673	289[1]	Discounted cash flow	Credit spread (bps)	201	568
			Option pricing model	Index volatility	0%	116%
				Price	0%	677%
				Commodity correlation	(22)%	98%
Total market values from derivative financial instruments	7,030	5,974
1Includes derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	13 — Financial Instruments carried at Fair Value

	Dec 31, 2024
	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)¹	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value – Non-Derivative financial instruments held at fair value:
Mortgage and other asset backed securities held for trading:
Commercial mortgage-backed securities	31	—	Price based	Price	0%	102%
			Discounted cash flow	Credit spread (bps)	167	1,486
Mortgage- and other asset- backed securities	93	—	Price based	Price	0%	107%
			Discounted cash flow	Credit spread (bps)	106	1,027
				Recovery rate	60%	85%
				Constant default rate	0%	4%
				Constant prepayment rate	4%	18%
Total mortgage- and other asset- backed securities	124	—
Debt securities and other debt obligations	4,379	4,537	Price based	Price	0%	300%
Held for trading	2,726	26	Discounted cash flow	Credit spread (bps)	9	651
Corporate, sovereign and other debt securities	2,726
Non-trading financial assets mandatory at fair value through profit or loss	1,499
Designated at fair value through profit or loss	—	4,512
Financial assets at fair value through other comprehensive income	154
Equity securities	809	—	Market approach	Price per net asset value	0%	100%
Held for trading	114	—		Enterprise value/EBITDA (multiple)	5	14
				Enterprise value/Revenue (multiple)	1	15
Non-trading financial assets mandatory at fair value through profit or loss	695		Discounted cash flow	Weighted average cost capital	9%	20%
Designated at fair value through profit or loss	—		Price based	Price	0%	100%
Loans	10,817	93	Price based	Price	0%	123%
Held for trading	5,931	93	Discounted cash flow	Credit spread (bps)	100	1,621
Non-trading financial assets mandatory at fair value through profit or loss	1,779
Designated at fair value through profit or loss	—	—		Recovery rate	40%	84%
Financial assets at fair value through other comprehensive income	3,107
Loan commitments	—	6	Discounted cash flow	Credit spread (bps)	226	954
				Recovery rate	40%	84%
			Loan pricing model	Utilization	0%	100%
Other financial instruments	2,208[2]	51[3]	Discounted cash flow	IRR	7%	13%
				Repo rate (bps)	30	285
Total non-derivative financial instruments held at fair value	18,336	4,688
1Valuation technique(s) and subsequently the significant unobservable input(s) relate to the respective total position
2Other financial assets include € 253 million of other trading assets, € 1.8 billion of other non-trading financial assets mandatory at fair value, and € 123 million other financial assets at fair value through other comprehensive income

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	13 — Financial Instruments carried at Fair Value
3Other financial liabilities include € 51 million of securities sold under repurchase agreements designated at fair value

	Dec 31, 2024
	Fair value
in € m. (unless stated otherwise)	Assets	Liabilities	Valuation technique(s)	Significant unobservable input(s) (Level 3)	Range
Financial instruments held at fair value:
Market values from derivative financial instruments:
Interest rate derivatives	5,218	5,207	Discounted cash flow	Swap rate (bps)	(4,176)	3,975
				Inflation swap rate	0%	5%
				Constant default rate	0%	12%
				Constant prepayment rate	4%	16%
			Option pricing model	Inflation volatility	0%	6%
				Interest rate volatility	0%	3%
				IR - IR correlation	(10)%	99%
				Hybrid correlation	(70)%	55%
Credit derivatives	510	562	Discounted cash flow	Credit spread (bps)	15	1,148
				Recovery rate	0%	40%
			Correlation pricing model	Credit correlation	0%	0%
Equity derivatives	642	1,201	Option pricing model	Stock volatility	2%	86%
				Index volatility	9%	27%
				Index - index correlation	0%	0%
				Stock - stock correlation	0%	0%
				Stock Forwards	0%	1%
				Index Forwards	0%	1%
FX derivatives	995	1,470	Option pricing model	Volatility	(9)%	33%
				Quoted Vol	0%	0%
			Discounted cash flow	Swap rate (bps)	(3)	100
Other derivatives	580	254[1]	Discounted cash flow	Credit spread (bps)	286	626
			Option pricing model	Index volatility	0%	160%
				Price	17%	75%
				Commodity correlation	0%	87%
Total market values from derivative financial instruments	7,945	8,694
1Includes derivatives which are embedded in contracts where the host contract is held at amortized cost but for which the embedded derivative is separated

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	13 — Financial Instruments carried at Fair Value
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
gains and losses related to the Level 3 classified instruments themselves held at the reporting date in accordance with
IFRS 13. The unrealized gains and losses on Level 3 instruments are included in both net interest income and net gains on financial assets/liabilities at fair value through profit or loss in the consolidated income statement.

in € m.	Dec 31, 2025	Dec 31, 2024
Financial assets held at fair value:
Trading securities	38	113
Positive market values from derivative financial instruments	1,574	1,535
Other trading assets	(218)	(54)
Non-trading financial assets mandatory at fair value through profit or loss	93	57
Financial assets designated at fair value through profit or loss	—	—
Financial assets at fair value through other comprehensive income	—	(4)
Other financial assets at fair value	5	(3)
Total financial assets held at fair value	1,491	1,645
Financial liabilities held at fair value:
Trading securities	(1)	—
Negative market values from derivative financial instruments	(73)	(1,930)
Other trading liabilities	(1)	—
Financial liabilities designated at fair value through profit or loss	124	(104)
Other financial liabilities at fair value	(123)	(102)
Total financial liabilities held at fair value	(75)	(2,135)
Total	1,416	(490)

Recognition of trade date profit
If there are significant unobservable inputs used in a valuation technique on initial recognition, the financial instrument is recognized at the transaction price and any trade date profit is deferred. The table below presents the movement during the year of the trade date profits deferred due to significant unobservable parameters for financial instruments classified at fair value through profit or loss. The balance is predominantly related to derivative instruments.

in € m.	2025	2024
Balance, beginning of year	691	577
New trades during the period	513	343
Amortization	(223)	(141)
Matured trades	(71)	(53)
Subsequent move to observability[1]	(38)	(36)[2]
Exchange rate changes	(5)	1
Balance, end of year	866	691
1This includes situations where an input remains unobservable but has become insignificant in relation to the deferred trade date profit in periods subsequent to the trade date
2During the second quarter of 2024, the Group refined its methodology for the significance test of unobservable inputs subsequent to the trade date. This resulted in release of € 15 million in the second quarter of 2024

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	14 — Fair Value of Financial Instruments not carried at Fair Value
14 — Fair Value of Financial Instruments not carried at Fair
Value
Financial instruments not carried at fair value are not managed on a fair value basis. For these instruments fair values are calculated for disclosure purposes only and do not impact the Group’s balance sheet or income statement. Additionally, since the instruments generally do not trade, there is significant management judgement required to determine these fair values. Differences between the carrying value and the fair value as of December 31, 2025, are consistent with the changes in the interest rate environment in the reporting period.
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
For all other financial instruments carried at amortized cost, the following valuation techniques are applied:
–On retail lending portfolios with a large number of homogeneous loans (e.g., residential mortgages), the fair value is calculated for each product type by discounting the portfolio’s contractual cash flows using the Group’s new loan rates, for lending to borrowers of similar credit quality, which includes the impact of the macroeconomic environment.
Key inputs for retail mortgages are the difference between historic and current product margins and the estimated prepayment rates. Capitalized broker fees included in the carrying value are also considered to be at fair value.
–The fair value of the corporate lending portfolio is estimated predominantly by discounting the loan until its maturity, based on the loan specific credit spreads and funding costs for the Group.
–For long-term debt and trust preferred securities, the fair value is determined from quoted market prices, where available. Where quoted market prices are not available, the fair value is estimated by using a valuation technique that discounts the remaining contractual cash flows at a rate at which an instrument with similar characteristics is quoted in the market.
–A discounted cash flow model is generally used for determining the fair value of long-term deposits since market data is usually not available. In addition to the yield curve, Deutsche Bank’s own credit spreads are also considered. Credit spreads of the respective counterparties are not used in the measurement of fair values on financial liabilities at amortized cost.
For these financial instruments carried at amortized costs, the disclosed fair value is categorized under the IFRS fair value hierarchy (i.e., Level 1, Level 2, and Level 3) as outlined in Note “Financial Instruments carried at fair value”. In general,
Level 1 includes Cash and Central bank balances; Level 2 includes Interbank balances (w/o central banks), Central bank funds sold, and securities purchased under resale agreements, Securities borrowed, Other financial assets, Deposits,
Central bank funds purchased, and securities sold under repurchase agreements, Securities loaned, Other short- term borrowings, Other financial liabilities, Long- term debt and Trust preferred securities; and Level 3 includes Loans.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	14 — Fair Value of Financial Instruments not carried at Fair Value
Estimated fair value of financial instruments not carried at fair value on the balance sheet1

	Dec 31, 2025
in € m.	Carrying value	Fair value	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)
Financial assets:
Cash and central bank balances	164,659	164,659	164,659	—	—
Interbank balances (w/o central banks)	6,962	6,962	—	6,962	—
Central bank funds sold and securities purchased under resale agreements	37,509	37,535	—	37,535	—
Securities borrowed	6	6	—	6	—
Loans	478,214	466,128	—	13,175	452,954
Other financial assets	158,129	157,433	29,214	127,730	490
Financial liabilities:
Deposits	694,580	694,445	1	694,445	—
Central bank funds purchased and securities sold under repurchase agreements	4,177	4,173	—	4,173	—
Securities loaned	2	2	—	2	—
Other short-term borrowings	18,204	18,211	—	18,211	—
Other financial liabilities	123,451	123,451	2,381	121,070	—
Long-term debt	114,754	115,463	—	113,663	1,800
Trust preferred securities	283	297	—	297	—

	Dec 31, 2024
in € m.	Carrying value	Fair value	Quoted prices in active market (Level 1)	Valuation technique observable parameters (Level 2)	Valuation technique unobservable parameters (Level 3)
Financial assets:
Cash and central bank balances	147,494	147,494	147,494	—	—
Interbank balances (w/o central banks)	6,160	6,160	—	6,160	—
Central bank funds sold and securities purchased under resale agreements	40,803	40,923	—	40,923	—
Securities borrowed	44	44	—	44	—
Loans	483,897	470,058	—	13,338	456,720
Other financial assets	92,572	91,214	12,063	78,482	669
Financial liabilities:
Deposits	667,700	667,609	2	667,607	—
Central bank funds purchased and securities sold under repurchase agreements	3,740	3,727	—	3,727	—
Securities loaned	2	2	—	2	—
Other short-term borrowings	9,895	9,903	—	9,903	—
Other financial liabilities	79,371	79,371	2,237	77,134	—
Long-term debt	114,899	114,496	—	112,033	2,463
Trust preferred securities	287	273	—	273	—
1Amounts are generally presented on a gross basis, in line with the Group’s accounting policy regarding offsetting of financial instruments as described in “Note 01 –
Material accounting policies and critical accounting estimates”
As of December 31, 2025, the difference between the fair value and the carrying value of loans is primarily driven by current interest rates on long-dated retail mortgages in Germany compared to the contractual rate. For long-term debt and trust preferred securities, the difference between the fair value and the carrying value is due to changes in interest rates at which the Group could issue debt with similar maturity and subordination at the balance sheet date compared to the rate the instrument was issued at. The carrying values included in the table do not include any impacts from economic hedges.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	15 — Financial assets at fair value through other comprehensive income
15 — Financial assets at fair value through other comprehensive income

in € m.	December 31, 2025	December 31, 2024
Securities purchased under resale agreement	1,128	2,786
Debt securities:
German government	4,231	2,006
U.S. Treasury and U.S. government agencies	9,654	10,640
U.S. local (municipal) governments	1,359	719
Other foreign governments	19,692	18,661
Corporates	201	189
Other asset-backed securities	—	—
Mortgage-backed securities, including obligations of U.S. federal agencies	463	414
Other debt securities	2,484	1,607
Total debt securities	38,084	34,236
Loans	4,432	5,068
Total financial assets at fair value through other comprehensive income	43,644	42,090
16 — Equity Method Investments
Investments in associates and jointly controlled entities are accounted for using the equity method of accounting.
The Group holds interests in 43 associates and 8 jointly controlled entities as of December 31, 2025 (49 and 8, respectively, as of December 31, 2024). None of the investments are considered to be material to the Group, based on the carrying value of the investment or the Group’s income from the investee.
Aggregated financial information on the Group’s share in associates and joint ventures that are individually immaterial

in € m.	Dec 31, 2025	Dec 31, 2024
Carrying amount of all associates that are individually immaterial to the Group	924	1,028
Aggregated amount of the Group's share of profit (loss) from continuing operations	35	(4)
Aggregated amount of the Group's share of post-tax profit (loss) from discontinued operations	—	—
Aggregated amount of the Group's share of other comprehensive income	17	(1)
Aggregated amount of the Group's share of total comprehensive income	52	(5)

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	17 — Offsetting Financial Assets and Financial Liabilities
17 — Offsetting Financial Assets and Financial Liabilities
The Group is eligible to present certain financial assets and financial liabilities on a net basis on the balance sheet pursuant to criteria described in Note 01 “Material Accounting Policies and Critical Accounting Estimates: Offsetting
Financial Instruments”.
The following tables provide information on the impact of offsetting on the consolidated balance sheet, as well as the financial impact of netting for instruments subject to an enforceable master netting arrangement or similar agreement as well as available cash and financial instrument collateral.
Assets

	Dec 31, 2025
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial assets	Gross amounts set off on the balance sheet	Net amounts of financial assets presented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral¹	Net amount
Central bank funds sold and securities purchased under resale agreements (enforceable)	60,976	(24,458)	36,518	—	—	(36,518)	—
Central bank funds sold and securities purchased under resale agreements (non-enforceable)	991	—	991	—	—	(858)	133
Securities borrowed (enforceable)	6	—	6	—	—	(6)	—
Securities borrowed (non-enforceable)	—	—	—	—	—	—	—
Financial assets at fair value through profit or loss (enforceable)	605,232	(261,170)	344,062	(182,554)	(34,862)	(118,239)	8,407
Of which: Positive market values from derivative financial instruments (enforceable)	246,257	(13,232)	233,025	(180,780)	(34,833)	(9,221)	8,191
Financial assets at fair value through profit or loss (non-enforceable)	175,898	—	175,898	—	(1,112)	(4,223)	170,563
Of which: Positive market values from derivative financial instruments (non-enforceable)	8,629	—	8,629	—	(991)	(659)	6,979
Total financial assets at fair value through profit or loss[2]	781,130	(261,170)	519,960	(182,554)	(35,974)	(122,462)	178,970
Loans at amortized cost	478,214	—	478,214	—	(10,924)	(77,530)	389,761
Other assets	172,128	(4,968)	167,159	(25,790)	(75)	(33)	141,262
Of which: Positive market values from derivatives qualifying for hedge accounting (enforceable)	830	(35)	795	(472)	(73)	(33)	217
Remaining assets subject to netting	1,128	—	1,128	—	—	—	1,128
Remaining assets not subject to netting	235,896	—	235,896	—	(293)	(1,908)	233,696
Total assets	1,730,469	(290,597)	1,439,873	(208,344)	(47,265)	(239,315)	944,950
1Excludes real estate and other non-financial instrument collateral.
2In accordance with Note 12 ‘Financial assets/liabilities at fair value through profit or loss’ the position is predominately comprised of trading securities (asset), trading securities (liability), securities purchased and sold under resale agreements accounted at fair value through profit or loss as well as positive and negative market values from derivative financial instruments

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	17 — Offsetting Financial Assets and Financial Liabilities
Liabilities

	Dec 31, 2025
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial liabilities	Gross amounts set off on the balance sheet	Net amounts of financial liabilities presented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral	Net amount
Deposits	694,580	—	694,580	—	—	—	694,580
Central bank funds purchased and securities sold under repurchase agreements (enforceable)	26,665	(24,458)	2,207	—	—	(2,205)	2
Central bank funds purchased and securities sold under repurchase agreements (non-enforceable)	1,970	—	1,970	—	—	(5)	1,965
Securities loaned (enforceable)	2	—	2	—	—	(2)	—
Securities loaned (non-enforceable)	—	—	—	—	—	—	—
Financial liabilities at fair value through profit or loss (enforceable)	608,837	(261,191)	347,646	(182,953)	(24,052)	(85,185)	55,456
Of which: Negative market values from derivative financial instruments (enforceable)	233,209	(13,734)	219,474	(181,109)	(24,052)	(1,737)	12,576
Financial liabilities at fair value through profit or loss (non-enforceable)	36,584	—	36,584	—	(502)	(969)	35,113
Of which: Negative market values from derivative financial instruments (non- enforceable)	6,352	—	6,352	—	(502)	(85)	5,766
Total financial liabilities at fair value through profit or loss[1]	645,421	(261,191)	384,230	(182,953)	(24,554)	(86,154)	90,568
Other liabilities	142,609	(4,948)	137,662	(36,132)	(13)	(2)	101,516
Of which: Negative market values from derivatives qualifying for hedge accounting (enforceable)	187	(16)	172	(142)	(13)	(2)	15
Remaining liabilities not subject to netting	136,937	—	136,937	—	—	—	136,937
Total liabilities	1,648,184	(290,597)	1,357,588	(219,085)	(24,567)	(88,368)	1,025,568
1 In accordance with Note 12 ‘Financial assets/liabilities at fair value through profit or loss’ the position is predominately comprised of trading securities (asset), trading securities (liability), securities purchased and sold under resale agreements accounted at fair value through profit or loss as well as positive and negative market values from derivative financial instruments

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	17 — Offsetting Financial Assets and Financial Liabilities
Assets

	Dec 31, 2024
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial assets	Gross amounts set off on the balance sheet	Net amounts of financial assets presented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral¹	Net amount
Central bank funds sold and securities purchased under resale agreements (enforceable)	54,483	(14,429)	40,053	—	—	(39,831)	223
Central bank funds sold and securities purchased under resale agreements (non-enforceable)	749	—	749	—	—	(749)	—
Securities borrowed (enforceable)	32	—	32	—	—	(32)	—
Securities borrowed (non-enforceable)	11	—	11	—	—	—	11
Financial assets at fair value through profit or loss (enforceable)	615,693	(232,705)	382,988	(231,243)	(33,729)	(108,134)	9,882
Of which: Positive market values from derivative financial instruments (enforceable)	298,563	(16,164)	282,399	(229,605)	(33,689)	(9,392)	9,713
Financial assets at fair value through profit or loss (non-enforceable)	162,908	—	162,908	—	(1,303)	(6,993)	154,611
Of which: Positive market values from derivative financial instruments (non-enforceable)	9,400	—	9,400	—	(1,188)	(1,344)	6,868
Total financial assets at fair value through profit or loss[2]	778,601	(232,705)	545,895	(231,243)	(35,032)	(115,127)	164,494
Loans at amortized cost	483,897	—	483,897	—	(10,836)	(72,983)	400,078
Other assets	105,704	(4,526)	101,178	(24,750)	(52)	(30)	76,346
Of which: Positive market values from derivatives qualifying for hedge accounting (enforceable)	362	(25)	337	(210)	(52)	(30)	45
Remaining assets subject to netting	2,786	—	2,786	—	—	—	2,786
Remaining assets not subject to netting	216,430	—	216,430	—	(623)	(4,438)	211,369
Total assets	1,642,694	(251,661)	1,391,033	(255,993)	(46,543)	(233,190)	855,307
1 Excludes real estate and other non-financial instrument collateral.
2In accordance with Note 12 ‘Financial assets/liabilities at fair value through profit or loss’ the position is predominately comprised of trading securities (asset), trading securities (liability), securities purchased and sold under resale agreements accounted at fair value through profit or loss as well as positive and negative market values from derivative financial instruments

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	17 — Offsetting Financial Assets and Financial Liabilities
Liabilities

	Dec 31, 2024
				Amounts not set off on the balance sheet
in € m.	Gross amounts of financial liabilities	Gross amounts set off on the balance sheet	Net amounts of financial liabilities presented on the balance sheet	Impact of Master Netting Agreements	Cash collateral	Financial instrument collateral	Net amount
Deposits	667,700	—	667,700	—	—	—	667,700
Central bank funds purchased and securities sold under repurchase agreements (enforceable)	16,819	(14,429)	2,390	—	—	(2,390)	—
Central bank funds purchased and securities sold under repurchase agreements (non-enforceable)	1,350	—	1,350	—	—	(123)	1,227
Securities loaned (enforceable)	1	—	1	—	—	(1)	—
Securities loaned (non-enforceable)	1	—	1	—	—	(1)	—
Financial liabilities at fair value through profit or loss (enforceable)	609,711	(232,683)	377,028	(230,472)	(23,677)	(66,495)	56,383
Of which: Negative market values from derivative financial instruments (enforceable)	284,351	(16,613)	267,738	(228,718)	(23,677)	(2,458)	12,884
Financial liabilities at fair value through profit or loss (non-enforceable)	35,382	—	35,382	—	(607)	(3,332)	31,442
Of which: Negative market values from derivative financial instruments (non- enforceable)	8,672	—	8,672	—	(607)	(142)	7,923
Total financial liabilities at fair value through profit or loss[2]	645,092	(232,683)	412,409	(230,472)	(24,285)	(69,828)	87,825
Other liabilities	100,165	(4,549)	95,616	(37,086)	(91)	(101)	58,338
Of which: Negative market values from derivatives qualifying for hedge accounting (enforceable)	1,699	(24)	1,676	(1,098)	(91)	(101)	386
Remaining liabilities not subject to netting	129,700	—	129,700	—	(6)	—	129,694
Total liabilities	1,560,829	(251,661)	1,309,168	(267,559)	(24,382)	(72,444)	944,784
1In accordance with Note 12 ‘Financial assets/liabilities at fair value through profit or loss’ the position is predominately comprised of trading securities (asset), trading securities (liability), securities purchased and sold under resale agreements accounted at fair value through profit or loss as well as positive and negative market values from derivative financial instruments.

The column ‘Gross amounts set off on the balance sheet’ discloses the amounts offset in accordance with all the criteria described in Note 01 “Material Accounting Policies and Critical Accounting Estimates: Offsetting Financial Instruments”.
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

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	18 — Loans
18 — Loans
The entire loan book presented includes loans classified at amortized cost, loans at fair value through other comprehensive income and loans at fair value through profit and loss.
The below table gives an overview of the Group’s loan exposure by industry, and is based on the NACE (Nomenclature des Activités Économiques dans la Communauté Européenne) code of the counterparty. NACE is a standard European industry classification system.
Loans by industry classification

in € m.	Dec 31, 2025	Dec 31, 2024
Agriculture, forestry and fishing	348	336
Mining and quarrying	3,634	4,342
Manufacturing	28,251	28,359
Electricity, gas, steam and air conditioning supply	5,129	5,017
Water supply, sewerage, waste management and remediation activities	717	598
Construction	5,313	4,604
Wholesale and retail trade, repair of motor vehicles and motorcycles	22,347	22,481
Transport and storage	4,716	5,347
Accommodation and food service activities	3,674	2,749
Information and communication	10,511	9,940
Financial and insurance activities	138,488	133,350
Real estate activities	47,153	51,535
Professional, scientific and technical activities	10,497	6,623
Administrative and support service activities	7,171	9,496
Public administration and defense, compulsory social security	8,152	6,235
Education	325	313
Human health services and social work activities	3,907	4,170
Arts, entertainment and recreation	881	840
Other service activities	9,906	7,341
Activities of households as employers, undifferentiated goods- and services-producing activities of households for own use	193,777	204,282
Activities of extraterritorial organizations and bodies	16	22
Gross loans	504,914	507,981
(Deferred expense)/unearned income	1,191	1,352
Loans less (deferred expense)/unearned income	503,723	506,629
Less: Allowance for loan losses	6,074	5,697
Total loans	497,648	500,932

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	19 — Allowance for Credit Losses
19 — Allowance for Credit Losses
The allowance for credit losses consists of allowance for financial assets at amortized cost, financial assets at fair value through OCI and off-balance sheet lending commitments and guarantee business.
Development of allowance for credit losses for financial assets at amortized cost

	Dec 31, 2025
	Allowance for Credit Losses[1]
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI[2]	Total
Balance, beginning of year	438	736	4,412	213	5,799
Movements in financial assets including new business and credit extensions	(90)	178	1,663	9	1,760
Transfers due to changes in creditworthiness	119	(85)	(35)	N/M	—
Changes due to modifications that did not result in derecognition	N/M	N/M	N/M	N/M	N/M
Changes in models[3]	(63)	91	(155)	—	(127)
Financial assets that have been derecognized during the period[4]	—	—	(1,002)	—	(1,002)
Recovery of written off amounts	—	—	164	—	164
Foreign exchange and other changes	18	(33)	(447)	25	(437)
Balance, end of reporting period	421	888	4,600	247	6,156
Provision for Credit Losses excluding country risk[5]	(34)	185	1,473	9	1,633
N/M – Not meaningful
1 Allowance for credit losses does not include allowance for country risk amounting to € 7 million as of December 31, 2025
2 The total amount of undiscounted expected credit losses at initial recognition on financial assets that are purchased or originated credit-impaired initially recognized during the reporting period was € 74 million in 2025 and € — million in 2024
3  Changes in models primarily reflect LGD model update and changes to the SICR model
4 This position represents charge offs of allowance for credit losses
5 Movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models add up to Provision for Credit Losses excluding country risk

	Dec 31, 2024
	Allowance for Credit Losses[1]
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI[2]	Total
Balance, beginning of year	447	680	3,960	198	5,285
Movements in financial assets including new business and credit extensions	(150)	194	1,814	3	1,861
Transfers due to changes in creditworthiness	128	(128)	—	N/M	—
Changes due to modifications that did not result in derecognition	N/M	N/M	N/M	N/M	N/M
Changes in models	(2)	(7)	—	—	(9)
Financial assets that have been derecognized during the period³	—	—	(1,229)	—	(1,229)
Recovery of written off amounts	—	—	157	—	157
Foreign exchange and other changes	15	(3)	(290)	11	(267)
Balance, end of reporting period	438	736	4,412	213	5,799
Provision for Credit Losses excluding country risk[4]	(24)	59	1,814	3	1,852
N/M – Not meaningful
1 Allowance for credit losses does not include allowance for country risk amounting to € 14 million as of December 31, 2024
2 The total amount of undiscounted expected credit losses at initial recognition on financial assets that are purchased or originated credit-impaired initially recognized during the reporting period was €— million in 2024 and €— million in 2023
3This position represents charge offs of allowance for credit losses
4Movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models add up to Provision for Credit Losses excluding country risk

	Dec 31, 2023
	Allowance for Credit Losses[1]
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI[2]	Total
Balance, beginning of year	533	626	3,656	180	4,995
Movements in financial assets including new business and credit extensions	(195)	294	1,647	32	1,778
Transfers due to changes in creditworthiness	170	(150)	(20)	N/M	—
Changes due to modifications that did not result in derecognition	N/M	N/M	N/M	N/M	N/M
Changes in models	(57)	(53)	—	—	(110)
Financial assets that have been derecognized during the period³	—	—	(1,145)	(52)	(1,197)
Recovery of written off amounts	—	—	93	—	93
Foreign exchange and other changes	(3)	(38)	(271)	38	(273)
Balance, end of reporting period	447	680	3,960	198	5,285
Provision for Credit Losses excluding country risk[4]	(83)	92	1,627	32	1,668

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	19 — Allowance for Credit Losses
N/M – Not meaningful
1 Allowance for credit losses does not include allowance for country risk amounting to € 4 million as of December 31, 2023
2 The total amount of undiscounted expected credit losses at initial recognition on financial assets that are purchased or originated credit-impaired initially recognized during the reporting period was € — million in 2023 and € 46 million in 2022
3This position represents charge offs of allowance for credit losses
4Movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models add up to Provision for Credit Losses excluding country risk
Allowance for credit losses for financial assets at fair value through OCI1

	December 31, 2025
	Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Fair Value through OCI	12	22	14	—	48
1  Allowance for credit losses against financial assets at fair value through OCI remained at very low levels (€ 38 million at December 31, 2024 and € 48 million as of
December 31, 2025). Due to immateriality, no details on the year-over-year development is provided.

	December 31, 2024
	Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Fair Value through OCI	12	16	10	—	38
1Allowance for credit losses against financial assets at fair value through OCI were almost unchanged at very low levels (€ 48 million at December 31, 2023 and
€ 38 million as of December 31, 2024). Due to immateriality, no details on the year-over-year development is provided.

	December 31, 2023
	Allowance for Credit Losses
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Fair Value through OCI	13	13	22	—	48
1Allowance for credit losses against financial assets at fair value through OCI were almost unchanged at very low levels (€ 69 millionat December 31, 2022 and € 48 million as of December 31, 2023, respectively). Due to immateriality, no details on the year-over-year development is provided.
Development of allowance for credit losses for off-balance sheet positions

	Dec 31, 2025
	Allowance for Credit Losses[1]
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	106	82	173	—	361
Movements including new business	(12)	25	38	2	53
Transfers due to changes in creditworthiness	4	(2)	(2)	N/M	—
Changes in models	—	—	—	—	—
Foreign exchange and other changes	—	(8)	(13)	—	(21)
Balance, end of reporting period	98	96	196	2	393
of which: Financial guarantees	55	47	81	—	184
Provision for Credit Losses excluding country risk[2]	(8)	23	36	2	53
N/M – Not meaningful
1The above table breaks down the impact on provision for credit losses from movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models
2Allowance for credit losses does not include allowance for country risk amounting to € 12 million as of December 31, 2025

	Dec 31, 2024
	Allowance for Credit Losses[1]
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	117	88	187	—	393
Movements including new business	(22)	3	(19)	—	(38)
Transfers due to changes in creditworthiness	10	(9)	—	N/M	—
Changes in models	—	—	—	—	—
Foreign exchange and other changes	1	(1)	5	—	6
Balance, end of reporting period	106	82	173	—	361
of which: Financial guarantees	67	49	99	—	214
Provision for Credit Losses excluding country risk[2]	(13)	(6)	(20)	—	(38)
N/M – Not meaningful
1The above table breaks down the impact on provision for credit losses from movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models
2Allowance for credit losses does not include allowance for country risk amounting to € 2 million as of December 31, 2024

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	19 — Allowance for Credit Losses

	Dec 31, 2023
	Allowance for Credit Losses[1]
in € m.	Stage 1	Stage 2	Stage 3	Stage 3 POCI	Total
Balance, beginning of year	144	97	310	—	551
Movements including new business	(39)	(3)	(118)	—	(160)
Transfers due to changes in creditworthiness	11	(4)	(7)	N/M	—
Changes in models	—	—	—	—	—
Foreign exchange and other changes	1	(2)	3	—	2
Balance, end of reporting period	117	88	187	—	393
of which: Financial guarantees	84	37	113	—	234
Provision for Credit Losses excluding country risk[2]	(28)	(7)	(125)	—	(160)
N/M – Not meaningful
1The above table breaks down the impact on provision for credit losses from movements in financial assets including new business, transfers due to changes in creditworthiness and changes in models
2Allowance for credit losses does not include allowance for country risk amounting to € 9 million as of December 31, 2023

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	20 — Transfer of Financial Assets, Assets Pledged and Received as Collateral
20 — Transfer of Financial Assets, Assets Pledged and Received
as Collateral
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
associated credit, equity price, interest rate and foreign exchange risks and rewards associated with the assets as well as the associated income streams.
Information on asset types and associated transactions that did not qualify for derecognition

in € m.	Dec 31, 2025	Dec 31, 2024
Carrying amount of transferred assets
Trading securities not derecognized due to the following transactions:
Repurchase agreements	46,744	40,438
Securities lending agreements	10,344	8,313
Total return swaps	20,248	14,013
Other	1,503	2,523
Total trading securities	78,839	65,288
Other trading assets	40	51
Non-trading financial assets mandatory at fair value through profit or loss	32	107
Financial assets at fair value through other comprehensive income	11,198	5,134
Loans at amortized cost[1]	15	17
Others	11,568	4,335
Total	101,693	74,931
Carrying amount of associated liabilities	91,380	66,654
¹Other traded loans where the associated liability is recourse only to the transferred assets had carrying value and fair value of € 0 million and € 0 million as at December
31, 2025, and December 31, 2024 respectively. The associated liabilities had the same carrying value and fair value which resulted in a net position of € 0 million and € 0 million as at December 31, 2025 and December 31, 2024 respectively
Carrying value of assets transferred to the Group has continuing involvement

in € m.	Dec 31, 2025	Dec 31, 2024
Carrying amount of the original assets transferred
Trading securities	1,016	1,073
Non-trading financial assets mandatory at fair value through profit or loss	—	—
Carrying amount of the assets continued to be recognized
Trading securities	21	26
Non-trading financial assets mandatory at fair value through profit or loss	—	—
Carrying amount of associated liabilities	40	52
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
derecognize. Transactions not considered to result in an ongoing involvement include normal warranties on fraudulent activities that could invalidate a transfer in the event of legal action, qualifying pass-through arrangements and standard trustee or administrative fees that are not linked to performance.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	20 — Transfer of Financial Assets, Assets Pledged and Received as Collateral
The impact on the Group’s Balance Sheet of on-going involvement associated with transferred assets derecognized in full

	Dec 31, 2025			Dec 31, 2024
in € m.	Carrying value	Fair value	Maximum Exposure to Loss¹	Carrying value	Fair value	Maximum Exposure to Loss¹
Loans at amortized cost
Securitization notes	479	459	459	441	397	397
Other	—	—	—	—	—	—
Total loans at amortized cost	479	459	459	441	397	397
Financial assets held at fair value through profit or loss
Securitization notes	—	—	—	—	—	—
Non-standard Interest Rate, cross- currency or inflation-linked swap	—	—	—	—	—	—
Total financial assets held at fair value through profit or loss	—	—	—	—	—	—
Financial assets at fair value through other comprehensive income:
Securitization notes	532	466	466	669	560	560
Other	—	—	—	—	—	—
Total financial assets at fair value through other comprehensive income	532	466	466	669	560	560
Total financial assets representing on- going involvement	1,011	925	925	1,110	957	957
Financial liabilities held at fair value through profit or loss
Non-standard Interest Rate, cross- currency or inflation-linked swap	—	—	—	—	—	—
Total financial liabilities representing on- going involvement	—	—	—	—	—	—
1The maximum exposure to loss is defined as the carrying value plus the notional value of any undrawn loan commitments not recognized as liabilities
The impact on the Group’s Statement of Income of on-going involvement associated with transferred assets derecognized in full

	Dec 31, 2025			Dec 31, 2024
in € m.	Year-to-date P&L	Cumulative P&L	Gain/(loss) on disposal	Year-to-date P&L	Cumulative P&L	Gain/(loss) on disposal
Securitization notes	38	239	23	50	220	25
Non-standard Interest Rate, cross- currency or inflation-linked swap	—	—	—	—	—	—
Net gains/(losses) recognized from on- going involvement in derecognized assets	38	239	23	50	220	25
The Group pledges assets primarily as collateral against secured funding and for repurchase agreements, securities borrowing agreements as well as other borrowing arrangements and for margining purposes on OTC derivative liabilities.
Pledges are generally conducted under terms that are usual and customary for standard securitized borrowing contracts and other transactions described. As at December 31, 2025 the bank had securitized loans of € 7 billion and the secured own bonds were pledged as collateral into various market standard securities financing transactions. The encumbered loans below include these balances.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	20 — Transfer of Financial Assets, Assets Pledged and Received as Collateral
Carrying value of the Group’s assets pledged as collateral for liabilities or contingent liabilities1

in € m.	Dec 31, 2025	Dec 31, 2024
Financial assets at fair value through profit or loss	70,166	58,749
Financial assets at fair value through other comprehensive income	11,329	5,263
Loans	37,996	41,758
Other	12,216	4,462
Total	131,708	110,232
1Excludes assets pledged as collateral from transactions that do not result in liabilities or contingent liabilities
Total assets pledged to creditors available for sale or repledge1

in € m.	Dec 31, 2025	Dec 31, 2024
Financial assets at fair value through profit or loss	67,159	55,310
Financial assets at fair value through other comprehensive income	11,084	5,013
Loans	3,063	4,618
Other	11,569	2,904
Total	92,875	67,845
1Includes assets pledged as collateral from transactions that do not result in liabilities or contingent liabilities
The Group receives collateral primarily in reverse repurchase agreements, securities lending agreements, derivatives transactions, customer margin loans and other transactions. These transactions are generally conducted under terms that are usual and customary for standard secured lending activities and the other transactions described. The Group, as the secured party, has the right to sell or re-pledge such collateral, subject to the Group returning equivalent securities upon completion of the transaction. This right is used primarily to cover short sales, securities loaned and securities sold under repurchase agreements.
Fair Value of collateral received

in € m.	Dec 31, 2025	Dec 31, 2024
Securities and other financial assets accepted as collateral	557,837	479,022
Of which:
Collateral sold or repledged	431,792	366,245

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	21 — Property and Equipment
21 — Property and Equipment

in € m.	Owner occupied properties	Furniture and equipment	Leasehold improvements	Construction-in- progress	Property and equipment owned (IAS 16)	Right-of-use for leased assets (IFRS 16)	Total
Cost of acquisition:
Balance as of January 1, 2024	441	2,393	3,078	461	6,374	6,507	12,881
Changes in the group of consolidated companies	—	(1)	—	—	(1)	—	(1)
Additions	1	128	107	293	528	145	673
Transfers	106	77	334	(394)	122	237	360
Reclassifications (to)/ from “held for sale”	—	—	—	—	—	—	—
Disposals	—	199	281	1	482	156	638
Exchange rate changes	(1)	33	59	1	93	115	208
Balance as of December 31, 2024	547	2,431	3,298	360	6,636	6,848	13,484
Changes in the group of consolidated companies	—	—	—	—	—	—	—
Additions	1	95	49	297	443	102	545
Transfers	20	52	367	(439)	(1)	355	355
Reclassifications (to)/ from “held for sale”	—	—	(5)	—	(5)	—	(5)
Disposals	3	109	148	—	260	132	392
Exchange rate changes	—	(88)	(132)	(3)	(223)	(254)	(477)
Balance as of December 31, 2025	564	2,381	3,429	215	6,590	6,920	13,510
Accumulated depreciation and impairment:
Balance as of January 1, 2024	264	2,033	1,900	1	4,198	2,498	6,696
Changes in the group of consolidated companies	—	(1)	—	—	(1)	—	(1)
Depreciation	5	126	266	—	397	548	945
Impairment losses	14	1	19	—	34	34	67
Reversals of impairment losses	—	—	—	—	—	2	2
Transfers	104	20	1	1	126	—	126
Reclassifications (to)/ from “held for sale”	—	—	—	—	—	—	—
Disposals	—	196	278	1	475	153	628
Exchange rate changes	—	29	29	—	57	30	87
Balance as of December 31, 2024	386	2,014	1,936	1	4,337	2,954	7,291
Changes in the group of consolidated companies	—	—	—	—	—	—	—
Depreciation	8	123	265	—	397	511	908
Impairment losses	—	—	2	—	2	7	9
Reversals of impairment losses	—	—	—	—	—	6	6
Transfers	—	—	—	—	—	—	—
Reclassifications (to)/ from “held for sale”	—	—	(3)	—	(3)	—	(3)
Disposals	3	108	132	—	244	131	375
Exchange rate changes	—	(75)	(73)	—	(149)	(88)	(237)
Balance as of December 31, 2025	391	1,954	1,994	1	4,340	3,246	7,586

Carrying amount:
Balance as of December 31, 2024	161	417	1,361	360	2,299	3,894	6,193
Balance as of December 31, 2025	173	428	1,435	214	2,250	3,673	5,924

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	21 — Property and Equipment
Depreciation expenses, impairment losses and reversal of impairment losses on property and equipment are recorded within general and administrative expenses for the income statement.
The carrying value of items of property and equipment on which there is a restriction on sale was less than € 1 million as of December 31, 2025 and € 1 million as of December 31, 2024.
Commitments for the acquisition of property and equipment were € 1 million at year-end 2025 and € 24 million at year-
end 2024.
The Group leases many assets including land and buildings, vehicles and IT equipment for which it records right-of-use assets. During 2025, additions to right-of-use assets amounted to € 102 million and largely reflected new real estate leases. Depreciation charges of € 511 million recognized in 2025 mainly resulted from planned consumption of right-of-
use assets for property leases over their contractual terms. The carrying amount of right-of-use assets of € 3.7 billion included in Total Property and equipment as of December 31, 2025 predominantly represented leased properties of
€ 3.7 billion and vehicle leases of € 19 million. For more information on the Group´s leased properties and related disclosures required under IFRS 16, please refer to Note 22 “Leases”.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	22 — Leases
22 — Leases
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
As of December 31, 2025 (December 31, 2024), the Group recorded right-of-use assets on its balance sheet with a carrying amount of € 3.7 billion (€ 3.9 billion), which are included in Property and equipment. The right-of-use assets predominantly represented leased properties of € 3.7 billion (€ 3.9 billion) and vehicle leases of € 19 million (€ 19 million).
For more information on the year-to-date development of right-of-use assets, please refer to Note 21 “Property and
Equipment”.
Corresponding to the recognition of the right-of-use assets, as of December 31, 2025 (December 31, 2024), the Group
recorded lease liabilities on its balance sheet with a carrying amount of € 4.2 billion (€ 4.5 billion), which are included in
Other liabilities. As of December 31, 2025, the lease liabilities included the discounted value of future lease payments of
€ 424 million for the Group headquarters in Frankfurt am Main that was sold and leased back on December 1, 2011. The lease has a fixed term through to the end of 2036, with options to extend the lease for two additional five-year periods to the end of 2046.
During 2025 and 2024, interest expenses recorded from the compounding of the lease liabilities amounted to
€ 128 million and € 127 million, respectively. The contractual maturities for the undiscounted cash flows from these liabilities are shown in Note 31 “Maturity Analysis of the earliest contractual undiscounted cash flows of Financial
Liabilities”.
Expenses recognized in 2025 (2024) relating to short-term leases and leases of low-value assets, for which the Group decided to apply the recognition exemption under IFRS 16 (and thus not to record right-of-use assets and corresponding lease liabilities on the balance sheet), amounted to € 2 million (€ 2 million) and less than € 1 million in each period, respectively.
Income recorded in 2025 (2024) from the subletting of right-of-use assets totaled € 19 million (€ 24 million).
The total cash outflow for leases for 2025 (2024) was € 622 million (€ 678 million) and represented mainly expenditures made for real estate rentals over € 613 million (€ 669 million). Of the total cash outflow amount, payments of
€ 496 million (€ 552 million) were made for the principal portion of lease liabilities, payments of € 125 million
(€ 126 million) were made for the interest portion.
Total future cash outflows to which the Group as a lessee is potentially exposed, that are not reflected in the measurement of the lease liabilities, mainly include potential payment exposures arising from extension options (2025:
€ 4.7 billion). Their expected maturities are shown in the table below.
Future cash outflows to which the Group is potentially exposed that are not reflected in the measurement of lease liabilities

in € m.	Dec 31, 2025	Dec 31, 2024
Future cash outflows not reflected in lease liabilities:
Not later than one year	8	30
Later than one year and not later than five years	379	470
Later than five years	4,322	4,230
Future cash outflows not reflected in lease liabilities	4,709	4,731

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	23 — Goodwill and Other Intangible Assets
23 — Goodwill and Other Intangible Assets
Goodwill
Changes in Goodwill
The changes in the carrying amount of goodwill, as well as gross amounts and accumulated impairment losses of goodwill, for the years ended December 31, 2025, and December 31, 2024, are shown below by cash-generating units
(CGU).
The Group’s business operations are organized under the following divisional structure: Corporate Bank, Investment
Bank, Private Bank and Asset Management. The business divisions are considered CGUs.
Goodwill allocated to cash-generating units

in € m.	Corporate Bank	Investment Bank	Private Bank	Asset Management	Total
Balance as of January 1, 2024	—	—	—	2,849	2,849
Goodwill acquired during the year	—	—	—	—	—
Purchase accounting adjustments	—	—	—	—	—
Transfers	—	—	—	—	—
Reclassification from (to) “held for sale”	—	—	—	—	—
Goodwill related to dispositions without being classified as “held for sale”	—	—	—	—	—
Impairment losses[1]	—	—	—	—	—
Exchange rate changes/other	—	—	—	114	114
Balance as of December 31, 2024	—	—	—	2,963	2,963
Gross amount of goodwill	643	4,418	3,737	3,477	12,275
Accumulated impairment losses	(643)	(4,418)	(3,737)	(515)	(9,313)
Balance as of January 1, 2025	—	—	—	2,963	2,963
Goodwill acquired during the year	—	—	—	—	—
Purchase accounting adjustments	—	—	—	—	—
Transfers	—	—	—	—	—
Reclassification from (to) “held for sale”	—	—	—	—	—
Goodwill related to dispositions without being classified as “held for sale”	—	—	—	—	—
Impairment losses[1]	—	—	—	—	—
Exchange rate changes/other	—	—	—	(227)	(227)
Balance as of December 31, 2025	—	—	—	2,735	2,735
Gross amount of goodwill	590	3,967	3,717	3,208	11,482
Accumulated impairment losses	(590)	(3,967)	(3,717)	(473)	(8,746)
1Impairment losses of goodwill are recorded as impairment of goodwill and other intangible assets in the income statement
Changes in goodwill in 2025 and in 2024 only included foreign exchange rate movements of Asset Management goodwill held in non-Group currencies.
Following the acquisition of Numis Corporation Plc on October 13, 2023 (see Note 03), the purchase price allocation for the business combination resulted in the recognition of goodwill for € 235 million which was allocated to the Investment
Bank CGU. Given the valuation of the Investment Bank CGU with a continued shortfall of its recoverable amount versus its carrying amount, the goodwill was considered impaired and fully written off in the fourth quarter of 2023 for an amount of € 233 million.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	23 — Goodwill and Other Intangible Assets
Goodwill Impairment Test
For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the appropriate CGU on the basis as described in Note 01 “Material Accounting Policies and Critical Accounting Estimates”. The Group’s
primary CGUs are as outlined above. Asset Management’s goodwill is tested for impairment annually in the fourth quarter by comparing the recoverable amount of the CGU with its carrying amount. In addition, the Group tests goodwill whenever a triggering event is identified. The recoverable amount is the higher of a CGU’s fair value less costs of disposal and its value in use. The Asset Management CGU was the only goodwill carrying CGU to be tested for annual impairment in 2024 and 2025. The impairment tests conducted on Asset Management in these periods did not result in an impairment loss as the recoverable amounts of the Asset Management CGU were higher than the respective carrying amounts.
A review of the Group’s strategy or certain political or global risks for the banking industry, uncertainties regarding the implementation of already adopted regulation and the introduction of legislation that is already under discussion could result in an impairment of goodwill in the future.
Carrying Amount
The carrying amount of a primary CGU is derived using a capital allocation model based on the Shareholders’ Equity
Allocation Framework of the Group (please refer to Note 04, “Business Segments and Related Information” for more details). The allocation uses the Group’s total equity at the date of valuation, including Additional Tier 1 Notes (AT1
Notes), which constitute unsecured and subordinated notes of Deutsche Bank and which are classified as additional equity components in accordance with IFRS. Total equity is adjusted for an add-on adjustment for goodwill attributable to noncontrolling interests.
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
towards a constant long-term growth rate for the Asset Management CGU of up to 3.0% (2024: up to 3.3%). This is based on projected revenue forecasts of the CGU as well as expectations for the development of gross domestic product and inflation and is captured in the terminal value.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	23 — Goodwill and Other Intangible Assets
Key Assumptions and Sensitivities
Key Assumptions: The DCF value of a CGU is sensitive to the earnings projections, to the discount rate (cost of equity)
applied and, to a lesser extent, to the long-term growth rate. The discount rates applied have been determined based on the capital asset pricing model and comprise a risk-free interest rate, a market risk premium and a factor covering the systematic market risk (beta factor). The values for the risk-free interest rate, the market risk premium and the beta factors are consistent with external sources of information. CGU-specific beta factors are determined based on a respective group of peer companies. Variations in all of these components might impact the discount rates. For the Asset
Management CGU, the discount rates (after tax) applied for 2025 and 2024 were 9.9% and 10.4%, respectively.
Management determined the values for the key assumptions in the following table based on a combination of internal and external analysis. Estimates for efficiency and the cost reduction program are based on progress made to date and scheduled future projects and initiatives.
Key management assumptions are:

Primary goodwill- carrying cash- generating unit	Description of key assumptions	Uncertainty associated with key assumptions and potential events/circumstances that could have a negative effect
Asset Management
–Gateway to Europe: Aim to be the primary point of
contact for investors seeking opportunities in Europe.
This includes accelerating infrastructure investments to
support European transformation, expanding private
credit offerings through partnerships with Corporate
Bank and Investment Bank, and strengthening local
presence in strategically relevant regions.
–Top 5 in Top 5: Become a top-five foreign asset manager
in the top five economies by reinforcing market
leadership in Germany, enhancing strategic partnerships
in China and starting collaborations with local players in
India to enter the market.
–Future of Finance: Lead innovation and disruption in
asset management. This involves developing digital asset
services around stablecoins and on-chain products,
establishing an Application Programming Interface (API)
driven ecosystem for embedded investment solutions,
and leveraging AI to create advanced data platforms and
tools for portfolio managers.
–Bullish Germany: Maintain the spot as leading asset
manager in Germany with  the potential to benefit from
further building out home market opportunities, with a
focus on pensions.
–Global Hausbank: Further leverage relationships within
the Group across the value chain for origination,
structuring and distribution.

–Challenging and continued uncertainty around the
market environment and volatility unfavorable to its
investment strategies
–Unfavorable margin development and adverse
competition levels in key markets and products beyond
expected levels
–Business/execution risks, e.g., underachievement of net
flow targets from market uncertainty, loss of high-
quality client facing employees, unfavorable investment
performance, lower than expected efficiency gains
–Uncertainty around regulation and its potential
implications not yet anticipated

Sensitivities: In order to test the resilience of the recoverable amount, key assumptions used in the DCF model (for example, the discount rate and the earnings projections) are sensitized. Management believes that no reasonable possible changes in key assumptions could cause an impairment loss.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	23 — Goodwill and Other Intangible Assets
Other Intangible Assets
Changes of other intangible assets by asset classes for the years ended December 31, 2025 and December 31, 2024

	Purchased intangible assets							Internally generated intangible assets	Total other intangible assets
	Unamortized			Amortized				Amortized
in € m.	Retail investment manageme nt agreements	Other	Total unamortize d purchased intangible assets	Customer- related intangible assets	Contract- based intangible assets	Software and other	Total amortized purchased intangible assets	Software
Cost of acquisition/ manufacture:
Balance as of January 1, 2024	1,046	440	1,486	1,456	70	854	2,380	11,288	15,154
Additions	—	—	—	2	—	8	10	1,407	1,417
Changes in the group of consolidated companies	—	—	—	(49)	(1)	(1)	(51)	—	(51)
Disposals	—	—	—	—	—	31	31	121	152
Reclassifications from (to) “held for sale”	—	—	—	—	—	—	—	—	—
Transfers	—	23	23	(40)	(35)	(28)	(103)	(3)	(83)
Exchange rate changes	71	—	71	42	—	2	44	171	286
Balance as of December 31, 2024	1,117	463	1,580	1,411	35	803	2,249	12,742	16,571
Additions	—	—	—	1	—	43	44	1,453	1,497
Changes in the group of consolidated companies	—	—	—	—	—	—	—	—	—
Disposals	—	—	—	109	20	42	170	12	182
Reclassifications from (to) “held for sale”	—	—	—	—	—	—	—	—	—
Transfers	—	—	—	1	—	2	4	—	3
Exchange rate changes	(133)	—	(133)	(75)	—	(2)	(77)	(352)	(562)
Balance as of December 31, 2025	984	463	1,447	1,230	15	805	2,049	13,831	17,328
Accumulated amortization and impairment:
Balance as of January 1, 2024	330	439	769	1,399	70	690	2,159	7,749	10,676
Amortization for the year	—	—	—	5	—	36	41	1,130	1,171[1]
Changes in the group of consolidated companies	—	—	—	(49)	(1)	(1)	(51)	—	(51)
Disposals	—	—	—	—	—	31	31	121	152
Reclassifications from (to) “held for sale”	—	—	—	—	—	—	—	—	—
Impairment losses	—	—	—	—	—	—	—	29	29[2]
Reversals of impairment losses	—	—	—	—	—	—	—	—	—
Transfers	—	23	23	(40)	(34)	(29)	(103)	(1)	(80)
Exchange rate changes	22	—	22	40	—	—	40	130	192
Balance as of December 31, 2024	353	461	814	1,356	35	664	2,055	8,917	11,785
Amortization for the year	—	—	—	5	—	38	43	1,209	1,252[3]
Changes in the group of consolidated companies	—	—	—	—	—	—	—	—	—
Disposals	—	—	—	109	20	42	170	10	180
Reclassifications from (to) “held for sale”	—	—	—	—	—	—	—	—	—
Impairment losses	—	—	—	—	—	—	—	16	16[4]
Reversals of impairment losses	—	—	—	—	—	—	—	—	—
Transfers	—	—	—	—	—	2	2	—	2
Exchange rate changes	(42)	—	(42)	(72)	—	(2)	(74)	(257)	(373)
Balance as of December 31, 2025	311	461	772	1,181	15	661	1,856	9,874	12,502
Carrying amount:
As of December 31, 2024	764	2	766	55	—	139	194	3,825	4,786
As of December 31, 2025	673	1	675	49	—	144	193	3,957	4,825
1€ 1.2 billion were included in general and administrative expenses
2€ 29 million were impairment losses on self-developed software recorded in general and administrative expenses

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	23 — Goodwill and Other Intangible Assets
3€ 1.3 billion were included in general and administrative expenses
4€ 16 million were impairment losses on self-developed software recorded in general and administrative expenses
Amortizing Intangible Assets
In 2025, amortizing intangible assets increased by € 130 million. This included amortization expenses of € 1.3 billion, mostly for the scheduled consumption of capitalized software (€ 1.2 billion) and the impairment of current platform software as well as software under construction (€ 16 million). Additions to internally generated intangible assets of € 1.5 billion resulting from the capitalization of expenses incurred in conjunction with the Group’s development of own-used software overcompensated the negative impact from amortization and impairment charges on net book value. A stronger euro exchange rate against major currencies accounted for net negative exchange rate changes of € (99) million.
In 2024, amortizing intangible assets increased by € 261 million. This included amortization expenses of € 1.2 billion, mostly for the scheduled consumption of capitalized software (€ 1.2 billion) and the impairment of current platform software as well as software under construction (€ 29 million). Additions to internally generated intangible assets of € 1.4 billion resulting from the capitalization of expenses incurred in conjunction with the Group’s development of own-used software overcompensated the negative impact from amortization and impairment charges on net book value. A weaker euro exchange rate against major currencies accounted for net positive exchange rate changes of € 47 million .
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
In particular, the asset class comprises the below detailed investment management agreements related to retail mutual funds and certain trademarks. Due to the specific nature of these intangible assets, market prices are ordinarily not observable and, therefore, the Group values such assets based on the income approach, using a post-tax DCF-
methodology.
Retail investment management agreements: These assets, amounting to € 673 million, relate to the Group’s U.S. retail mutual fund business and are allocated to the Asset Management CGU. Retail investment management agreements are contracts that give Asset Management the exclusive right to manage a variety of mutual funds for a specified period. Since these contracts are easily renewable at minimal cost, these agreements are not expected to have a foreseeable limit on the contract period. Therefore, the rights to manage the associated assets under management are expected to generate cash flows for an indefinite period of time. This intangible asset was recorded at fair value based upon a valuation provided by a third party at the date of acquisition of Zurich Scudder Investments, Inc. in 2002.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	23 — Goodwill and Other Intangible Assets
The recoverable amount was calculated as fair value less costs of disposal using the multi-period excess earnings method applying a five-year plan and the fair value measurement was categorized as Level 3 in the fair value hierarchy. The key assumptions in determining the fair value less costs of disposal include the asset mix, the flows forecast, the effective fee rate and discount rate as well as the terminal value growth rate. The discount rate (cost of equity) applied in the annual impairment test was 9.8% in 2025 (10.2% in 2024). The terminal value growth rate applied for 2025 was 3.7% (for 2024
3.7%). Any adverse movement in the key assumptions could lead to an indication that the carrying value may be impaired.
As of December 31, 2025 and December 31, 2024, the respective impairment analyses did not result in an impairment loss or reversal of an impairment loss.
24 — Non-Current Assets and Disposal Groups Held for Sale
Within the balance sheet, non-current assets and disposal groups held for sale are included in other assets and other liabilities.

in € m.	Dec 31, 2025	Dec 31, 2024
Premises and equipment	2	—
Other assets	33	31
Total assets classified as held for sale	35	31

Total liabilities classified as held for sale	—	—

As of December 31, 2025, and December 31, 2024, no unrealized gains (losses) relating to non-current assets classified as held for sale were recognized directly in accumulated other comprehensive income (loss) (net of tax).
Within the Investment Bank division, a portfolio of real estate assets owned through foreclosure have been classified as non-current assets held for sale. The composition of the portfolio population is dynamic and is valued at the lower of its carrying amount and fair value less costs to sell and is expected to be sold within one year following their reclassification.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	25 — Other Assets and Other Liabilities
25 — Other Assets and Other Liabilities

in € m.	Dec 31, 2025	Dec 31, 2024
Brokerage and securities related receivables
Cash/margin receivables	46,634	42,179
Receivables from prime brokerage	6	5
Pending securities transactions past settlement date	2,116	979
Receivables from unsettled regular way trades	56,668	17,527
Total brokerage and securities related receivables	105,424	60,690
Debt Securities held to collect	40,275	21,643
Accrued interest receivable	4,542	4,575
Assets held for sale	35	31
Assets related to insurance business	111	133
Other	16,772	14,106
Total other assets	167,160	101,178

in € m.	Dec 31, 2025	Dec 31, 2024
Brokerage and securities related payables
Cash/margin payables	52,369	49,133
Payables from prime brokerage	25	13
Pending securities transactions past settlement date	2,261	1,207
Payables from unsettled regular way trades	52,601	13,401
Total brokerage and securities related payables	107,256	63,755
Accrued interest payable	4,910	5,113
Liabilities held for sale	—	—
Lease liabilities	4,193	4,488
Liabilities related to insurance business	97	121
Other	21,205	22,138
Total other liabilities	137,662	95,616

For further details on the assets and liabilities held for sale, please refer to Note 24 “Non-Current Assets and Disposal
Groups Held for Sale”.
26 — Deposits

in € m.	Dec 31, 2025	Dec 31, 2024
Noninterest-bearing demand deposits	174,274	177,915
Interest-bearing deposits
Demand deposits	231,583	197,340
Time deposits	201,626	203,756
Savings deposits	87,097	88,689
Total interest-bearing deposits	520,307	489,786
Total deposits	694,580	667,700

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	27 — Provisions
27 — Provisions
Movements by Class of Provisions

in € m.	Operational Risk	Civil Litigation	Regulatory Enforcement	Re- structuring	Other	Total[1]
Balance as of January 1, 2024	40	1,124	129	333	421	2,047
Changes in the group of consolidated companies	—	—	—	—	—	—
New provisions	6	2,201	84	149	312	2,751
Amounts used	2	954	8	55	67	1,086
Unused amounts reversed	4	509	41	153	66	773
Effects from exchange rate fluctuations/ Unwind of discount	—	3	2	—	1	5
Transfers	—	30	—	—	(16)	13
Balance as of December 31, 2024	40	1,895	166	273	584	2,958
Changes in the group of consolidated companies	—	—	—	—	—	—
New provisions	37	293	84	36	196	646
Amounts used	8	822	74	106	231	1,241
Unused amounts reversed	1	181	17	53	95	346
Effects from exchange rate fluctuations/ Unwind of discount	—	(4)	(7)	—	(12)	(24)
Transfers	—	11	—	—	—	11
Balance as of December 31, 2025	66	1,192	152	151	442	2,004
1For the remaining portion of provisions as disclosed on the consolidated balance sheet, please see Note 19 “Allowance for Credit Losses”, in which allowances for credit related off-balance sheet positions are disclosed
Classes of Provisions
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
Restructuring provisions arise out of restructuring activities. The Group aims to enhance its long-term competitiveness through reductions in costs, duplication and complexity in the years ahead. For details see Note 10 “Restructuring”.
Other provisions include several specific items arising from a variety of different circumstances, including the provision for the reimbursement of loan processing fees, deferred sales commissions, provisions for bank levies and mortgage repurchase demands.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	27 — Provisions
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
The provisions the Group has recognized for civil litigation and regulatory enforcement matters as of December 31, 2025 and December 31, 2024 are set forth in the table above. For some matters where the Group believes an outflow of funds is probable, but the Group could not reliably estimate the amount of the potential outflow, no provision was recognized.
For the matters for which a reliable estimate can be made, but the probability of a future loss or outflow of resources is more than remote but less than probable, the Group currently estimates that, as of December 31, 2025, these contingent liabilities are approximately € 921 million for civil litigation matters (December 31, 2024: € 0.6 billion) and € 6 million for regulatory enforcement matters (December 31, 2024: € 0.1 billion). These figures include matters where the Group’s potential liability is joint and several and where the Group expects any such liability to be paid by a third party. If the
Group’s best estimate is within a range, the amount at the top of the range is included in the amount of contingent liabilities.
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
where such an estimate was made. In addition, loss may be incurred in matters with respect to which the Group believed the likelihood of loss was remote. In particular, the estimated aggregate possible loss does not represent the Group’s potential maximum loss exposure for those matters.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	27 — Provisions
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
Consent Order and Written Agreement with the Federal Reserve. On July 19, 2023, Deutsche Bank, Deutsche Bank AG
New York Branch, DB USA Corporation, Deutsche Bank Trust Company Americas (DBTCA) and DWS USA Corporation
entered into a Consent Order and Written Agreement with the Federal Reserve resolving previously disclosed regulatory discussions concerning adherence to prior orders and settlements related to sanctions and embargoes and AML compliance, and remedial agreements and obligations related to risk management issues. The Consent Order alleges insufficient and tardy implementation of the post-settlement sanctions and embargoes and AML control enhancement undertakings required by prior Consent Orders the bank entered into with the Federal Reserve in 2015 and 2017. The
Written Agreement alleges various deficiencies in governance, risk management, and internal controls across the bank’s
U.S. operations, and finds that the bank must continue to implement additional improvements. The Consent Order required Deutsche Bank to pay a civil monetary penalty of U.S.$ 186 million, including U.S.$ 140 million for the violations alleged with respect to the post-settlement sanctions and embargoes and AML control enhancement undertakings, as well as a separate penalty of U.S.$ 46 million for unsafe or unsound practices stemming from the bank’s handling of its legacy correspondent banking relationship with Danske Bank Estonia, which was terminated in October 2015. The
Written Agreement does not include a civil monetary penalty. Both the Consent Order and Written Agreement include certain post-settlement remediation and reporting undertakings.
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
Based on the search warrant the CPP expanded the scope of the investigation. Current and former Deutsche Bank employees and seven former Management Board members are included in the investigation. The investigation is ongoing and the scope of the investigation may be further broadened. Deutsche Bank is a potential secondary participant pursuant to Section 30 of the German Law on Administrative Offences in this proceeding. This proceeding could result in a disgorgement of profits and fines. Deutsche Bank is cooperating with the CPP.
In May 2021, Deutsche Bank learned through an information request received by Deutsche Oppenheim Family Office AG
(DOAG) as legal successor of Sal. Oppenheim jr. & Cie. AG & Co. KGaA (Sal. Oppenheim) that the CPP in 2021 opened a criminal investigation proceeding in relation to cum-ex transactions against unknown former personnel of Sal.
Oppenheim. DOAG provided the requested information.
In July 2023, Deutsche Bank as legal successor of Deutsche Postbank AG was informed by the CPP that the CPP has opened a new separate criminal cum-ex investigation against unnamed personnel of former Deutsche Postbank AG.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	27 — Provisions
Deutsche Bank acted as participant in and filed withholding tax refund claims through the electronic refund procedure
(elektronisches Datenträgerverfahren) on behalf of, inter alia, two former custody clients in connection with their cum-ex transactions. In February 2018, Deutsche Bank received from the German Federal Tax Office (Bundeszentralamt für
Steuern, “FTO”) a demand of approximately € 49 million for tax refunds paid to a former custody client. Deutsche Bank expects to receive a formal notice for the same amount. In December 2019, Deutsche Bank received a liability notice from the FTO requesting payment of € 2 million in connection with tax refund claims Deutsche Bank had submitted on behalf of another former custody client, which Deutsche Bank paid in early 2020. In July 2022, Deutsche Bank filed an action against this payment with the Fiscal Court of Cologne (Finanzgericht Köln).
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
BNY has filed objections against the notices. Following receipt of payment orders from tax authorities in the amount of
€ 118 million in relation to the investment funds and after consultation with Deutsche Bank, BNY paid € 47 million to tax authorities. A further € 72 million were paid by other allegedly liable parties (including Deutsche Bank with respect to one of the investment funds, referred to below). In late December 2025, BNY and Deutsche Bank agreed to settle the indemnification claim described above. In addition, BNY received from the Frankfurt Tax Office regarding one of the investment funds a notice and payment request regarding penalty interest (Hinterziehungszinsen) in the amount of
€ 12 million. BNY, after consultation with Deutsche Bank, applied for a suspension of enforcement (Aussetzung der
Vollziehung) regarding the payment request which was granted by the Fiscal Court of Hesse (Hessisches Finanzgericht)
in October 2024.
The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.
In December 2023 and April 2024, Deutsche Bank received hearing letters from the FTO regarding three third party investment funds that engaged in cum-ex trades in 2009. Deutsche Bank had provided services and financing to investors in the funds. The funds received an aggregate of € 147 million in cum-ex withholding tax refunds in 2009. In
June and July 2024, Deutsche Bank received two tax liability notices (Haftungsbescheide) from the FTO in an aggregate amount of € 85 million regarding two of the funds. Deutsche Bank filed objections (Einsprüche) and applied for a suspension of enforcement (Aussetzung der Vollziehung) regarding the notices. The suspension of enforcement was granted in July 2024. In August/September 2025, Deutsche Bank paid € 29 million to the FTO with respect to the two tax liability notices and withdrew the objections. The remainder was paid by other service providers to the investment funds.
Interbank and Dealer Offered Rates Matters. Regulatory and Law Enforcement Matters. Deutsche Bank has responded to requests for information from, cooperated with, and entered into settlements with, various regulatory and law enforcement agencies in connection with industry-wide investigations concerning the setting of the London Interbank
Offered Rate (LIBOR), Euro Interbank Offered Rate (EURIBOR), Tokyo Interbank Offered Rate (TIBOR) and other interbank and/or dealer offered rates.
The Group has not disclosed whether it has established a provision or contingent liability with respect to the remaining investigations because it has concluded that such disclosure can be expected to prejudice seriously their outcome.
Civil Litigations. Deutsche Bank is party to one remaining U.S. civil action concerning alleged manipulation relating to the setting of U.S. dollar LIBOR, as well as an action pending in Argentina. The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.
The U.S. civil actions were filed against Deutsche Bank and numerous other defendants on behalf of parties who allege losses as a result of manipulation relating to the setting of U.S. dollar LIBOR. Claims for damages in the U.S. civil action have been asserted under various legal theories, including violations of federal and state antitrust and other laws.
The remaining U.S. civil action concerning U.S. dollar LIBOR is being coordinated as part of a multidistrict litigation (the
“U.S. dollar LIBOR MDL”) in the U.S. District Court for the Southern District of New York. Following a series of decisions in the U.S. dollar LIBOR MDL between March 2013 and March 2019 narrowing their claims, plaintiffs in the U.S. dollar LIBOR
MDL are currently asserting antitrust claims, and state law fraud, contract, unjust enrichment and other tort claims. The court has also issued decisions dismissing certain plaintiffs’ claims for lack of personal jurisdiction and on statute of limitations grounds.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	27 — Provisions
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
In October 2024, defendants, including Deutsche Bank, filed a motion for summary judgment in the U.S. dollar LIBOR
MDL. In September 2025, the district court granted defendants’ motion for summary judgment and dismissed all of the plaintiffs’ remaining claims. The plaintiffs filed their notices of appeal in October 2025.
In August 2020, plaintiffs filed a non-class action in the U.S. District Court for the Northern District of California against several financial institutions, alleging that U.S. dollar LIBOR has been suppressed through the present. In October 2023, the court granted the defendants’ motion to dismiss plaintiffs’ amended complaint. Plaintiffs appealed. In December
2024, the United States Court of Appeals for the Ninth Circuit affirmed the district court’s decision dismissing the complaint. In January 2025, the United States Court of Appeals for the Ninth Circuit denied plaintiffs’ petition for rehearing and in April the plaintiffs filed a petition for certiorari seeking to have the U.S. Supreme Court hear their appeal, which the U.S. Supreme Court denied at the end of June 2025.
There were UK and U.S. civil actions regarding U.S. dollar LIBOR brought by the U.S. Federal Deposit Insurance
Corporation (FDIC) acting as receiver for up to 20 failed financial institutions headquartered in the U.S., in which a claim for damages has been asserted pursuant to EU, UK and U.S. state laws. In April 2025, Deutsche Bank settled the civil actions brought by the FDIC in both the UK and the U.S. for U.S. $ 20 million.
A further class action regarding LIBOR has been filed in Argentina seeking damages for losses allegedly suffered by holders of Argentine bonds with interest rates based on LIBOR. In August 2024, the court accepted the plaintiff’s withdrawal of its claims against Deutsche Bank and certain other defendants, but the action remains pending against one defendant.
Jeffrey Epstein Matters. Since Jeffrey Epstein’s arrest in July 2019, Deutsche Bank has provided information to various regulatory and law enforcement agencies and continues to cooperate with the U.S. Congress concerning the bank’s former client relationship with Epstein (individually, and through related parties and entities). The bank has previously entered into settlements to resolve certain regulatory and litigation matters. There are no Epstein victim-related litigations currently pending against the bank. The U.S. Department of Justice recently publicly released information it previously received from the bank and other sources pursuant to the Epstein Files Transparency Act.
Monte Dei Paschi. Civil litigation claims have been filed by six former employees in relation to alleged harm caused by
Italian criminal proceedings against them. The six former employees were convicted in November 2019 by the Court of
First Instance of Milan of aiding and abetting false accounting and market manipulation in relation to repo transactions that Deutsche Bank had entered into with Banca Monte dei Paschi di Siena (MPS) and a subsidiary of MPS in 2008. The individuals were given sentences of either 3 years and 6 months or 4 years and 8 months. Deutsche Bank was found liable under Italian Legislative Decree n. 231/2001 and the Court ordered the seizure of alleged profits of € 64.9 million and a fine of € 3 million. Following appeals filed by Deutsche Bank and the six individuals, in 2022, the Milan Court of Appeal acquitted all the Deutsche Bank defendants from all charges. Those acquittals were confirmed by the Supreme Court of
Italy in October 2023.
One of the former employees filed and served a claim against Deutsche Bank in the German Courts in the second quarter of 2024, seeking approximately € 152 million in damages for alleged harm caused to his career by the Italian criminal proceedings and conviction at first instance. Four other former employees filed claims in the English Courts on
September 30, 2025. The claims were served on Deutsche Bank entities in the UK in January 2026, but to date have not been served on two Deutsche Bank entities based in Jersey. The four former employees are seeking over £ 600 million in damages on the same basis as the first employee’s claim for alleged harm caused to their careers by the Italian criminal proceedings and conviction at first instance. Deutsche Bank considers all such claims to be without merit and will defend itself against them robustly, including disputing the inflated, unrealistic alleged losses claimed.
One further former employee had filed a claim in the English Courts on September 30, 2025 on the same basis as the other 5 plaintiffs, as well as based on further specific claims, but the parties have now resolved on a confidential basis all of the claims and allegations that the employee has previously made against Deutsche Bank and its personnel.
The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	27 — Provisions
Mortgage-Related and Asset-Backed Securities. Issuer and Underwriter Civil Litigation. Deutsche Bank has been named as defendant in numerous civil litigations brought by private parties in connection with its various roles, including issuer or underwriter, in offerings of residential mortgage-backed securities (RMBS) and other asset-backed securities. These cases, described below, allege that the offering documents contained material misrepresentations and omissions, including with regard to the underwriting standards pursuant to which the underlying mortgage loans were issued, or assert that various representations or warranties relating to the loans were breached at the time of origination. The
Group has recorded provisions with respect to several of these civil cases, but has not recorded provisions with respect to all of these matters. The Group has not disclosed the amount of these provisions because it has concluded that such disclosure can be expected to prejudice seriously the resolution of these matters.
Deutsche Bank is a defendant in an action related to RMBS offerings brought by the FDIC as receiver for Citizens
National Bank and Strategic Capital Bank (alleging an unspecified amount in damages against all defendants). In this action, the appellate court reinstated claims previously dismissed on statute of limitations grounds, and petitions for rehearing and certiorari to the U.S. Supreme Court were denied. In May 2022, the FDIC voluntarily dismissed its claim with respect to one of the RMBS offerings and Deutsche Bank filed a motion for summary judgment seeking dismissal of the remaining claim. On February 9, 2026, the court granted Deutsche Bank’s motion for summary judgment and dismissed the remaining claim in its entirety. Any appeal by the FDIC is due by April 13, 2026.
Deutsche Bank has resolved cases concerning two RMBS trusts that were brought initially by RMBS investors and subsequently by HSBC, as trustee, in New York state court. The cases allege breaches of Deutsche Bank’s purported duty to notify the trustee of breaches of loan-level representations and warranties in the ACE Securities Corp. 2006-FM1 and
ACE Securities Corp. 2007-ASAP1 RMBS offerings, respectively. Settlements were finalized and the cases were voluntarily discontinued with prejudice in December 2025.
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
The three lawsuits include actions by (i) the National Credit Union Administration Board (NCUA), as an investor in
18 trusts that allegedly suffered total realized collateral losses of more than U.S.$ 3.7 billion; (ii) Commerzbank AG, as an investor in 50 RMBS trusts, alleging hundreds of millions of dollars in losses; and (iii) IKB International, S.A. in liquidation and IKB Deutsche Industriebank A.G. (collectively, “IKB”), as an investor in 12 RMBS trusts, in which IKB originally sought more than U.S.$ 268 million of damages before IKB voluntarily discontinued its claims as to certain additional RMBS trusts and certificates. In the NCUA case, following motions to dismiss and for summary judgment, the court has dismissed NCUA’s tort claims as to all trusts and its breach-of-contract claims as to certain trusts. In the Commerzbank case, following motions to dismiss and for summary judgment, the court has dismissed Commerzbank’s tort claims as to all trusts and its breach of contract claims relating to certain of the trusts. A second round of summary judgment briefing is pending before the court and the case has been stayed. In the IKB case, following motions to dismiss (including appellate review) and for summary judgment, the court has dismissed IKB’s tort claims as to all trusts and its breach of contract claims as to certain trusts. All parties have filed notices of appeal with respect to the court’s summary judgment order and the case has been stayed pending resolution of the appeals.
The Group has established provisions or contingent liabilities with respect to certain of these matters, but the Group has not disclosed the amounts because it has concluded that such disclosure can be expected to prejudice seriously the outcome of these matters.
1MDB. In 2021, 1Malaysia Development Berhad (1MDB) commenced proceedings at the Malaysian Courts against
Deutsche Bank Malaysia Berhad (DBMB) with respect to three wire transfers carried out by DBMB on 1MDB’s behalf in
2009 and 2011. 1MDB claims damages in the amount of U.S.$ 1.1 billion (representing the total amount of the transactions) excluding interest claimed from the date of those wire transfers, which could be significant due to the long duration since those transactions. At a hearing on July 11, 2025, the Court declined DBMB’s application for summary dismissal on time-bar grounds, ruling that the issue requires a full trial which is currently scheduled for October and
December 2026. The Group has not disclosed whether it has established a provision or contingent liability with respect to this matter because it has concluded that such disclosure can be expected to prejudice seriously the outcome of this matter.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	27 — Provisions
Polish Mortgage Matters. Starting in 2016, certain clients of Deutsche Bank Polska S.A. have reached out to Deutsche
Bank Polska S.A. alleging that their mortgage loan agreements in foreign currency include unfair clauses and are invalid.
These clients have demanded reimbursement of the alleged overpayments under such agreements totaling over
€ 1.1 billion with over 8,791 civil claims having been commenced in Polish courts as of December 31, 2025. These cases are an industry-wide issue in Poland and other banks are facing similar claims. Deutsche Bank Polska S.A. has and will take necessary legal actions to defend itself and challenge such claims in courts.
For the year ended December 31, 2025, the total portfolio provision for CHF and EUR mortgage cases was € 736 million compared to € 895 million as of December 31, 2024, as a result of € 88 million of additional provisions being more than offset by decreases reflecting payouts under court rulings and settlements with claimants.
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
Several former shareholders of Postbank who had accepted the takeover offer brought claims against Deutsche Bank alleging that the offer price was too low. The plaintiffs allege that Deutsche Bank had been obliged to make a mandatory takeover offer for all shares in Postbank, at the latest, in 2009. Based thereon, the plaintiffs allege that the consideration offered by Deutsche Bank for the shares in Postbank needed to be raised to € 57.25 per share. Some plaintiffs filed claims based on allegedly appropriate consideration of € 64.25 per share.
The claims for payment against Deutsche Bank in relation to these matters originally amounted to almost € 700 million
(excluding interest, which was significant due to the long duration of the proceedings).
At the end of April 2024, the Higher Regional Court of Cologne indicated in a hearing that it may find these claims valid in a later ruling. As a consequence, Deutsche Bank recognized a provision of € 1.3 billion in the second quarter of 2024 to provide for the amount of all pending claims and cumulative interest. In the third and fourth quarters of 2024, Deutsche
Bank reached settlements which included the settlement of one of the two lead cases.
On October 23, 2024, the Higher Regional Court of Cologne handed down its judgment in the remaining lead case and fully granted the plaintiffs' claims. The court did not grant a further leave to appeal to the Federal Court of Justice (BGH).
On November 19, 2024, Deutsche Bank filed a complaint against the denial of leave to appeal with the BGH.
In the second quarter of 2025, Deutsche Bank concluded further settlement agreements. Including the settlement agreements concluded in 2024, Deutsche Bank has now reached settlements with 90% of the plaintiffs’ claims by value in the litigation (calculated based on the asserted shareholdings), which resulted in a partial release of the original provision in second quarter 2025. As of December 31, 2025, the residual plaintiff claims of € 112 million (including interest) are fully provisioned.
The legal question of whether Deutsche Bank had been obliged to make a mandatory takeover offer for all Postbank shares prior to its 2010 voluntary takeover may impact two pending appraisal proceedings (Spruchverfahren). These proceedings were initiated by former Postbank shareholders with the aim to increase the cash compensation of € 35.05 paid in connection with the squeeze-out of Postbank shareholders in 2015 and the cash compensation of € 25.18 offered and annual compensation of € 1.66 paid in connection with the execution of a domination and profit and loss transfer agreement (Beherrschungs- und Gewinnabführungsvertrag) between DB Finanz-Holding AG (now DB Beteiligungs-
Holding GmbH) and Postbank in 2012. The compensation of € 25.18 in connection with the domination and profit and loss transfer agreement was accepted for approximately 0.5 million Postbank shares. The compensation of € 35.05 paid in connection with the squeeze-out in 2015 was relevant for approximately 7 million Postbank shares.
The applicants in the appraisal proceedings claim that a potential obligation of Deutsche Bank to make a mandatory takeover offer for Postbank at an offer price of at least € 57.25 should be decisive when determining the adequate cash compensation in the appraisal proceedings. The Regional Court Cologne had originally followed this legal view of the applicants in two resolutions. In a decision dated June 2019, the Regional Court Cologne expressly rejected this legal view in the appraisal proceedings in connection with the execution of a domination and profit and loss transfer agreement. According to this decision, the question whether Deutsche Bank was obliged to make a mandatory offer for all Postbank shares prior to its voluntary takeover offer in 2010 shall not be relevant for determining the appropriate cash compensation. The bank expects that the Regional Court Cologne will take the same legal position in the appraisal proceedings in connection with the squeeze-out.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	27 — Provisions
On October 1, 2020, the Regional Court Cologne handed down a decision in the appraisal proceeding concerning the domination and profit and loss transfer agreement (dated December 5, 2012) according to which the annual compensation pursuant to Sec. 304 of the German Stock Corporation Act (jährliche Ausgleichszahlung) shall be increased by € 0.12 to € 1.78per Postbank share and the settlement amount pursuant to Sec. 305 of the German Stock
Corporation Act (Abfindungsbetrag) shall be increased by € 4.56 to € 29.74 per Postbank share. The increase of the settlement amount is of relevance for approximately 0.5 million former Postbank shares whereas the increase of the annual compensation is of relevance for approximately 7 million former Postbank shares. Deutsche Bank as well as the applicants have lodged an appeal against this decision. On December 11, 2025, the Higher Regional Court Düsseldorf
(HRC) issued an indicative order (“Hinweisbeschluss”) in the appraisal proceedings regarding the domination and profit and loss transfer agreement concluded in 2012. The HRC rejected the argument of the applicants that the initially paid compensation of € 25.18 per share should be increased to the allegedly appropriate offer price under the 2010 takeover offer (of at least € 57.25 per share). Additionally, the HRC indicated to request a further expert report on specific valuation aspects and made a settlement proposal which is lower than the compensation fixed by the Regional Court
Cologne ruling (proposed compensation of € 28.00 instead of € 29.74 per share ruled by the Regional Court Cologne). In
January 2026, the bank stated its consent to the settlement proposal of the HRC, however, not all applicants consented as required to reach a settlement ending the appraisal proceeding. Therefore, the HRC resolved on the appointment of a new independent expert on February 4, 2026. The expert has been asked to provide a supplementary opinion on the remaining valuation aspects identified by the HRC. The HRC further instructed the expert to prepare a revised calculation of the appropriate annual compensation on the basis of the supplementary valuation opinion.
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
In October 2024, upon application by RCA, the Russian court granted an anti-suit injunction (“ASI”) order against
Deutsche Bank prohibiting Deutsche Bank from continuing any court proceedings outside of Russia related to this issue or enforcing any judgments or orders granted by a court outside of Russia under a threat of a court penalty of
€ 240 million in case of non-compliance with the ASI. Deutsche Bank complied with the ASI order in November 2024.
Deutsche Bank’s appeal against the ASI order was dismissed in January 2025. A further appeal filed with the Russian
Supreme Court was dismissed as well.
Deutsche Bank initially recognized a provision in the amount of € 260 million and a corresponding reimbursement asset under an indemnification agreement in 2023. The provision was thus offset by the reimbursement asset. In November
2024, RCA enforced its payment claim in an amount of € 244 million including interest payable against assets of
Deutsche Bank maintained in Russia. After enforcement by RCA, which was covered by the provision, subsequent developments led to a de-recognition of the indemnification asset. Deutsche Bank is still of the opinion that it possesses a valid indemnification claim and is defending its position in court.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	27 — Provisions
Sovereign, Supranational and Agency Bonds (SSA) Investigations and Litigations. Deutsche Bank has received inquiries from certain regulatory and law enforcement authorities, including requests for information and documents, pertaining to SSA bond trading. Deutsche Bank cooperated with those investigations.
Deutsche Bank and Deutsche Bank Securities Inc., the bank’s primary U.S. broker-dealer subsidiary (DBSI), were named as defendants in a putative class action filed in June 2023 in the U.S. District Court for the Southern District of New York by
alleged direct market participants claiming a violation of U.S. antitrust law related to alleged manipulation of the secondary trading market for United Kingdom government bonds. The complaint seeks treble damages and attorneys’
fees. In September 2024, the Court granted Deutsche Bank’s and DBSI’s motion to dismiss the complaint for failure to state a claim. In July 2025, plaintiffs filed an amended complaint, which added two additional named plaintiffs and included claims by alleged purchasers of United Kingdom government bond futures or futures contract options.
Deutsche Bank and DBSI filed a motion to dismiss the amended complaint on September 9, 2025, which is now pending a decision by the Court.
Deutsche Bank was named as a defendant in a consolidated putative class action filed in the U.S. District Court for the
Southern District of New York alleging violations of U.S. antitrust law and a claim for unjust enrichment relating to
Mexican government bond trading. Defendants’ motion to dismiss plaintiffs’ consolidated amended complaint was granted without prejudice. Plaintiffs filed a second amended complaint naming only Mexico-based defendants, which was also dismissed without prejudice. Plaintiffs appealed to the Second Circuit, and in February 2024, the dismissal of the complaint was reversed. Plaintiffs filed a further amended complaint in June 2024. Defendants filed a motion to dismiss in July 2024, which the Court denied in January 2025. The case is now in discovery.
The Group has not disclosed whether it has established provisions or contingent liabilities with respect to the matters referred to above because it has concluded that such disclosure can be expected to prejudice seriously their outcome.
U.S. Treasury Spoofing Litigation. Five separate putative class actions have been filed in the Northern District of Illinois against Deutsche Bank AG and DBSI. The cases allege that Deutsche Bank and other unnamed entities participated in a scheme from January to December 2013 to spoof the market for Treasuries futures and options contracts and Eurodollar futures and options contracts. Following briefing on a motion to dismiss, the judge ordered supplemental briefing on the issues of standing and jurisdictional discovery, which has now been substantially completed. Plaintiffs filed an amended complaint and then a further, second amended complaint. Deutsche Bank AG and DBSI filed a motion to dismiss in
September 2023 and a reply in December 2023. In September 2024, the court requested additional briefing on standing under Article III of the U.S. Constitution, which was completed in October 2024.
The Group has not disclosed whether it has established a provision or contingent liability with respect to these matters because it has concluded that such disclosure can be expected to prejudice seriously their outcome.
Other
Irrevocable Payment Commitments with regard to levies and deposit protection. Certain entities of the Group are required to make contributions to national resolution authorities or deposit protection schemes such as the European
Single Resolution Fund (SRF) administered by the Single Resolution Board. Part of such contributions may be provided in the form of irrevocable payment commitments (IPCs) backed by cash and securities collateral. The Group remains the economic owner of the collateral provided.
IPCs related to the bank levy according to the Bank Recovery and Resolution Directive (BRRD), the SRF and the deposit protection provided by the German deposit protection fund amounted to € 1.5 billion as of December 31, 2025
(December 31, 2024: € 1.5 billion). Thereof € 1.0 billion of IPCs related to the SRF (December 31, 2024: € 1.0 billion) and
€ 0.5 billion to the German deposit protection fund (December 31, 2024: € 0.5 billion).
As of December 31, 2025, the total collateral provided for IPC consisted of € 1.0 billion of cash collateral, which is presented in Other Assets, and € 524 million of securities collateral (December 31, 2024: € 1.0 billion and € 481 million, respectively). Thereof € 1.0 billion of cash collateral related to the SRF (December 31, 2024: € 1.0 billion).
The Group has analyzed the impact of a judgment of the Court of Justice of the EU on the treatment of IPCs related to the SRF in November 2025 in a matter unrelated to the Group and concluded that it is immaterial to the Group’s financial statements with respect to all schemes for which IPCs are provided. This is based on the expected timing of potential payments (i.e., if the respective entities of the Group were to give up their banking license or if the IPCs would be exercised) and related discount rates.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	28 — Credit related commitments and contingent liabilities
28 — Credit related commitments and contingent liabilities
Irrevocable lending commitments and lending related contingent liabilities
In the normal course of business, the Group regularly enters into irrevocable lending commitments, including fronting commitments as well as contingent liabilities consisting of financial and performance guarantees, standby letters of credit and indemnity agreements on behalf of its customers. Under these contracts the Group is required to perform under an obligation agreement or to make payments to the beneficiary based on third party’s failure to meet its obligations. For these instruments it is not known to the Group in detail if, when and to what extent claims will be made.
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
The following table shows the Group’s revocable lending commitments, irrevocable lending commitments and lending related contingent liabilities without considering collateral or provisions recognized in the balance sheet. The amounts are the maximum potential utilization required by the Group in case all these liabilities entered into must be funded. The table therefore does not show the expected future cash flows required for these liabilities as many of them will expire without being drawn and arising claims will be honored by the customers or can be recovered from proceeds of arranged collateral.
Irrevocable lending commitments and lending related contingent liabilities

in € m.	Dec 31, 2025	Dec 31, 2024
Irrevocable lending commitments	217,949	219,767
Revocable lending commitments	56,356	49,932
Contingent liabilities	79,092	73,468
Total	353,397	343,167
Other commitments and other contingent liabilities
The Group’s other irrevocable commitments and other contingent liabilities without considering collateral or provisions were € 73 million as of December 31, 2025, and € 77 million as of December 31, 2024. The number considers the maximum potential utilization of the Group in case all these liabilities entered into must be funded. The amounts therefore do not contain the expected future cash flows from these liabilities as many of them will expire without being drawn and arising claims will be honored by the customers or can be recovered from proceeds of arranged collateral.
Government assistance
In the course of its business, the Group regularly applies for and receives government support by means of Export Credit
Agency (ECA) guarantees covering transfer and default risks for the financing of exports and investments into Emerging
Markets and to a lesser extent, developed markets for Structured Trade & Export Finance and short and medium-term
Trade Finance business. Almost all export-oriented states have established such ECAs to support their domestic exporters. The ECAs act in the name and on behalf of the government of their respective country and are either constituted directly as governmental departments or organized as private companies vested with the official mandate of the government to act on its behalf. Terms and conditions of such ECA guarantees are broadly similar due to the fact that most of the ECAs act within the scope of the Organization for Economic Cooperation and Development (OECD)
consensus rules. The OECD consensus rules, an inter-governmental agreement of the OECD member states, define benchmarks intended to ensure that a fair competition between different exporting nations will take place.
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
received by the Group were issued either by the Euler-Hermes S.A. acting on behalf of the Federal Republic of Germany, by the Atradius Credito y Caucion S.A. de Seguros y Reaseguros acting on behalf of the Kingdom of Spain or by the Korea
Trade Insurance Corporation acting on behalf of the Republic of Korea.

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	29 — Other Short-Term Borrowings
29 — Other Short-Term Borrowings

in € m.	Dec 31, 2025	Dec 31, 2024
Other short-term borrowings:
Commercial paper	13,211	5,954
Other	4,993	3,940
Total other short-term borrowings	18,204	9,895
30 — Long-Term Debt and Trust Preferred Securities
Long-Term Debt by Earliest Contractual Maturity

in € m.	Due in 2026	Due in 2027	Due in 2028	Due in 2029	Due in 2030	Due after 2030	Total Dec 31, 2025	Total Dec 31, 2024
Senior debt:
Bonds and notes:
Fixed rate	14,050	12,269	13,269	10,368	8,854	9,109	67,920	71,414
Floating rate	2,508	2,817	517	1,050	1,918	3,471	12,281	11,196
Other	3,550	2,369	2,220	1,845	1,152	15,120	26,256	20,578
Subordinated debt:
Bonds and notes:
Fixed rate	2,024	2,363	—	—	424	3,401	8,212	11,626
Floating rate	—	—	—	—	—	—	—	—
Other	42	20	—	—	23	—	85	85
Total long-term debt	22,175	19,839	16,006	13,263	12,371	31,101	114,754	114,899
The Group did not have any defaults of principal, interest or other breaches with respect to its liabilities in 2025 and
2024.
Trust Preferred Securities1

in € m.	Dec 31, 2025	Dec 31, 2024
Fixed rate	—	—
Floating rate	283	287
Total trust preferred securities	283	287
1Perpetual instruments, redeemable at specific future dates at the Group’s option

Deutsche Bank	Notes to the consolidated balance sheet
Annual Report 2025	31 — Maturity Analysis of the earliest contractual undiscounted cash flows of Financial Liabilities
31 — Maturity Analysis of the earliest contractual undiscounted cash flows of Financial Liabilities

	Dec 31, 2025
in € m.	On demand	Due within 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years
Noninterest bearing deposits	174,274	—	—	—	—
Interest bearing deposits	245,203	148,888	117,503	14,882	11,777
Trading liabilities¹	42,879	—	—	—	—
Negative market values from derivative financial instruments¹	225,827	—	—	—	—
Financial liabilities designated at fair value through profit or loss	30,752	45,626	11,122	15,674	12,403
Investment contract liabilities²	—	—	469	—	—
Negative market values from derivative financial instruments qualifying for hedge accounting³	—	72	24	33	43
Central bank funds purchased	1,967	—	—	—	—
Securities sold under repurchase agreements	470	767	584	601	109
Securities loaned	2	—	—	—	—
Other short-term borrowings	6,416	3,882	8,197	—	—
Long-term debt	1	12,456	14,408	70,203	33,230
Trust preferred securities	—	—	299	—	—
Lease liabilities	122	147	430	1,814	2,632
Other financial liabilities	116,713	3,554	556	699	46
Off-balance sheet loan commitments	211,367	—	—	—	—
Financial guarantees	35,949	—	—	—	—
Total⁴	1,091,941	215,391	153,593	103,905	60,240
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
is remote.

	Dec 31, 2024
in € m.	On demand	Due within 3 months	Due between 3 and 12 months	Due between 1 and 5 years	Due after 5 years
Noninterest bearing deposits	177,915	—	—	—	—
Interest bearing deposits	198,045	159,292	112,543	16,012	10,422
Trading liabilities¹	43,498	—	—	—	—
Negative market values from derivative financial instruments¹	276,410	—	—	—	—
Financial liabilities designated at fair value through profit or loss	30,224	35,024	5,943	13,767	8,373
Investment contract liabilities²	—	—	454	—	—
Negative market values from derivative financial instruments qualifying for hedge accounting³	—	978	614	27	57
Central bank funds purchased	1,227	—	—	—	—
Securities sold under repurchase agreements	407	1,143	182	1,089	25
Securities loaned	2	—	—	—	—
Other short-term borrowings	1,487	5,767	2,862	—	—
Long-term debt	—	7,119	18,030	70,602	36,195
Trust preferred securities	—	—	302	—	—
Lease liabilities	3	157	454	1,933	3,116
Other financial liabilities	72,780	1,076	1,059	1,829	87
Off-balance sheet loan commitments	212,990	—	—	—	—
Financial guarantees	32,368	—	—	—	—
Total⁴	1,047,356	210,557	142,443	105,258	58,275
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
is remote

Deutsche Bank	Additional Notes
Annual Report 2025	32 — Common Shares
Additional Notes
32 — Common Shares
Common Shares
Deutsche Bank’s share capital consists of common shares issued in registered form without par value. Under German law, each share represents an equal stake in the subscribed capital. Therefore, each share has a nominal value of € 2.56, derived by dividing the total amount of share capital by the number of shares.

Number of shares	Issued and fully paid	Treasury shares	Outstanding
Common shares, January 1, 2024	2,040,242,959	(48,195,109)	1,992,047,850
Shares issued under share-based compensation plans	—	—	—
Capital increase	—	—	—
Common shares cancelled	(45,541,366)	45,541,366	—
Shares purchased for treasury	—	(86,796,707)	(86,796,707)
Shares sold or distributed from treasury	—	39,874,612	39,874,612
Common shares, December 31, 2024	1,994,701,593	(49,575,838)	1,945,125,755
Shares issued under share-based compensation plans	—	—	—
Capital increase	—	—	—
Common shares cancelled	(84,122,616)	84,122,616	—
Shares purchased for treasury	—	(76,926,379)	(76,926,379)
Shares sold or distributed from treasury	—	34,673,888	34,673,888
Common shares, December 31, 2025	1,910,578,977	(7,705,713)	1,902,873,264
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
Authorized Capital
The Management Board is authorized to increase the share capital by issuing new shares for cash consideration. As of
December 31, 2025, Deutsche Bank AG had authorized but unissued capital of € 2,493,000,000 which may be issued in whole or in part until April 30, 2030. Further details are governed by Section 4 of the Articles of Association.

Authorized capital	Consideration	Pre-emptive rights	Expiration date
€ 498,000,000	Cash
May be excluded pursuant to Section 186 (3) sentence 4 of the Stock Corporation
Act and may be excluded in so far as it is necessary to grant pre-emptive rights to the holders of option rights, convertible bonds, and convertible participatory rights
April 30, 2030
€ 1,995,000,000	Cash	May be excluded in so far as it is necessary to grant pre-emptive rights to the holders of option rights, convertible bonds, and convertible participatory rights.	April 30, 2030
Conditional Capital
Deutsche Bank has no outstanding conditional capital as of December 31, 2025.
Dividends
The following table presents the amount of dividends proposed or declared for the years ended December 31, 2025,
2024 and 2023, respectively.

	2025 (proposed)	2024	2023
Cash dividends declared (in € )	1,902,873,264	1,314,856,308	882,615,288
Cash dividends declared per common share (in € )	1.00	0.68	0.45
No dividends have been declared since the balance sheet date.

Deutsche Bank	Additional Notes
Annual Report 2025	33 — Employee Benefits
33 — Employee Benefits
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
Please note that this table does not cover awards granted to the Management Board. For awards granted under the DWS
Equity Plan, please refer to the DWS Share-Based Compensation Plans section.
The following table sets forth the basic terms of these share plans:

Grant year(s)	Deutsche Bank Equity Plan	Vesting schedule	Eligibility
2022-2025[4]	Annual Award	1/4: 12 months[1]	Select employees as
		1/4: 24 months[1]	annual performance-based
		1/4: 36 months[1]	compensation
		1/4: 48 months[1]	(CB/IB/CRU and InstVV MRTs)
	Annual Award	1/3: 12 months[1]	Select employees as
		1/3: 24 months[1]	annual performance-based
		1/3: 36 months[1]	compensation (non-CB/IB/CRU)
	Annual Award	1/5: 12 months[1]	Select employees as
		1/5: 24 months[1]	annual performance-based
		1/5: 36 months[1]	compensation (Senior Management)
1/5: 48 months[1]
1/5: 60 months[1]
	Retention/New Hire	Individual specification	Select employees to attract and retain the best talent
	Severance	Individual specification	Regulatory requirement for certain employees to defer severance payments
	Annual Award – Upfront	Vesting immediately at grant[3]	Selected employees
2019-2021[4]	Annual Award	1/4: 12 months[1]	Select employees as
		1/4: 24 months[1]	annual performance-based
		1/4: 36 months[1]	compensation
		1/4: 48 months[1]	(CB/IB/CRU and InstVV MRTs in a Material Business Unit)[2]
	Annual Award	1/3: 12 months[1]	Select employees as
		1/3: 24 months[1]	annual performance-based
		1/3: 36 months[1]	compensation (non-CB/IB/CRU)[2]
	Annual Award	1/5: 12 months[1]	Select employees as
		1/5: 24 months[1]	annual performance-based
		1/5: 36 months[1]	compensation (Senior Management)
1/5: 48 months[1]
1/5: 60 months[1]
	Retention/New Hire/Off-Cycle[5]	Individual specification	Select employees to attract and retain the best talent
	Severance	Individual specification	Regulatory requirement for certain employees to defer severance payments
	Annual Award – Upfront	Vesting immediately at grant[3]	Regulated employees
1For InstVV-regulated employees (and Senior Management) a further retention period of twelve months applies
2For grant year 2019 divisions were called CIB, for grant years 2020 and 2021 CIB is split into CB/IB/CRU
3Share delivery takes place after a further retention period of twelve months
4Annual and Retention/New Hire awards include grants made under the Restricted Share Plan from 2019-2025
5Off-Cycle awards granted up to 2020

Deutsche Bank	Additional Notes
Annual Report 2025	33 — Employee Benefits
Furthermore, the Group offers a broad-based employee share ownership plan entitled Global Share Purchase Plan. The
Global Share Purchase Plan offers employees in specific countries the opportunity to purchase Deutsche Bank shares in monthly installments over one year. At the end of the purchase cycle, the Group matches the acquired stock in a ratio of one to one up to a maximum of ten free shares, provided that the employee remains at Deutsche Bank Group for another year. In total, 12,775 staff from 21 countries enrolled in the cycle that began in November 2025.
The Group has other local share-based compensation plans, none of which, individually or in the aggregate, are material to the consolidated financial statements.
The following table sets out the movements in share award units, including grants under the cash plan variant of the
Deutsche Bank Equity Plan.

Share units (in thousands)	2025	2024
Balance outstanding as of January 01	116,589	128,628
Granted	33,457	41,167
Released	(44,091)	(50,015)
Forfeited	(2,844)	(3,491)
Other movements	78	300
Balance outstanding as of December 31	103,189	116,589
The following table sets out key information regarding awards granted, released and remaining in the year.

	2025			2024
	Weighted average fair value per award granted in year	Weighted average share price at release in year	Weighted average remaining contractual life in years	Weighted average fair value per award granted in year	Weighted average share price at release in year	Weighted average remaining contractual life in years
DB Equity Plan	€17.47	€21.77	1.35	€10.30	€12.92	1.4

Share-based payment transactions resulting in a cash payment give rise to a liability, which amounted to approximately
€ 20 million and € 14 million for the years ended December 31, 2025 and 2024, respectively.
The grant volume of outstanding share awards was approximately € 1.1 billion and € 1.0 billion as of December 31, 2025 and 2024, respectively. Thereof, approximately € 0.8 billion and € 0.8 billion had been recognized as compensation expense in the reporting year or prior to that. Hence, compensation expense for deferred share-based compensation not yet recognized amounted to approximately € 0.3 billion and € 0.2 billion as of December 31, 2025 and 2024, respectively.
DWS Share-Based Compensation Plans
The DWS Group made grants of share-based compensation under the DWS Equity Plan. This plan represents a contingent right to receive a cash payment by reference to the value of DWS shares during a specified time period.
In September 2018 one-off Initial Public Offering (IPO) related awards under the DWS Stock Appreciation Rights (SAR)
Plan were granted to all DWS employees. A limited number of DWS senior managers were granted a one-off IPO-related
Performance Share Unit under the DWS Equity Plan instead. For members of the Executive Board, one-off IPO-related awards under the DWS Equity Plan were granted in January 2019.
The DWS Stock Appreciation Rights Plan represents a contingent right to receive a cash payment equal to any appreciation (or gain) in the value of a set number of notional DWS shares over a fixed period of time. This award does not provide any entitlement to receive DWS shares, voting rights or associated dividends.
The DWS Equity Plan is a phantom share plan representing a contingent right to receive a cash payment by reference to the value of DWS shares during a specified period of time.
The award recipient for any share-based compensation plan is not entitled to receive dividends during the vesting period of the award.
The share awards granted under the terms and conditions of any share-based compensation plan are forfeited fully or partly if the recipient voluntarily terminates employment before the end of the relevant vesting period (or the end of the retention period for Upfront Awards). Vesting usually continues after termination of employment in cases such as redundancy or retirement.

Deutsche Bank	Additional Notes
Annual Report 2025	33 — Employee Benefits
The following table sets forth the basic terms of the DWS share-based plans:

Grant year(s)	Deutsche Bank Equity Plan	Vesting schedule	Eligibility
2024-2025	Annual Awards	1/3: 12 months[1]	Select employees as annual
		1/3: 24 months[1]	performance-based
		1/3: 36 months[1]	compensation
	Annual Awards (Senior Management)	1/5: 12 months[1]	Members of the Executive Board
1/5: 24 months[1]
1/5: 36 months[1]
1/5: 48 months[1]
1/5: 60 months[1]
	Annual Award - Upfront	Vesting immediately at grant[1]	Regulated employees
	Retention/New Hire	Individual specification	Select employees to attract and retain the best talent
2023	Annual Awards	1/4: 12 months[1]	Select employees as annual
		1/4: 24 months[1]	performance-based
		1/4: 36 months[1]	compensation (InstVV MRTs)
1/4: 48 months[1]
	Annual Awards	1/3: 12 months[1]	Select employees as annual
		1/3: 24 months[1]	performance-based
		1/3: 36 months[1]	compensation (non-InstVV MRTs)
	Annual Awards (Senior Management)	1/5: 12 months[1]	Members of the Executive Board
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
1/5: 24 months[1]
1/5: 36 months[1]
1/5: 48 months[1]
1/5: 60 months[1]
	Retention/New Hire	Individual specification	Select employees to attract and retain the best talent
2020	Annual Awards (Senior Management)	1/5: 12 months[1]	Members of the Executive Board
1/5: 24 months[1]
1/5: 36 months[1]

Deutsche Bank	Additional Notes
Annual Report 2025	33 — Employee Benefits

Grant year(s)	Deutsche Bank Equity Plan	Vesting schedule	Eligibility
1/5: 48 months[1]
1/5: 60 months[1]
	Severance	Individual specification	Regulatory requirement for certain employees to defer severance payments
2019	Annual Awards (Senior Management)	1/5: 12 months[1]	Members of the Executive Board
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
For MRTs: 1 March 2023[1,3]
1Depending on their individual regulatory status, a six month retention period (AIFMD/UCITS MRTs) or a twelve month retention period (InstVV, and/or IFD MRTs starting from 2023) applies after vesting
2Unless the employee received Performance Share Unit Award
3For outstanding awards, a 4-year exercise period applies following vesting/retention period
The following table sets out the movements in share award units.

	DWS Equity Plan		DWS SAR Plan
	2025	2024	2025		2024
Share units (in thousands)	Number of Awards	Number of Awards	Number of Awards	Weighted- average exercise price	Number of Awards	Weighted- average exercise price
Outstanding at beginning of year	2,017	2,377	367	€22.33	735	€24.65
Granted	699	938	—		35	22.33
Issued or Exercised	(1,007)	(1,342)	(305)	€22.33	(369)	€24.35
Forfeited	(29)	(41)	—		—	€—
Expired	—	—	(38)	€22.33	(18)	€23.40
Other Movements	46	86	—	€22.33	(16)	€22.33
Outstanding at end of year	1,726	2,017	23	€22.33	367	€22.33
Of which, exercisable	—	—	23	€22.33	367	€22.33

The following table sets out key information regarding awards granted, released and remaining in the year.

	2025			2024
	Weighted average fair value per award granted in year	Weighted average share price at release/ exercise in year	Weighted average remaining contractual life in years	Weighted average fair value per award granted in year	Weighted average share price at release/ exercise in year	Weighted average remaining contractual life in years
DWS Equity Plan	37.92	49.18	1.45	31.59	35.79	1.4
DWS SAR Plan	0	48.73	1.73	13.4	38.78	0.8

Deutsche Bank	Additional Notes
Annual Report 2025	33 — Employee Benefits
The fair value of outstanding share-based awards was approximately € 64 million and € 74 million as of December 31,
2025 and 2024, respectively. Of the awards, approximately € 48 million and € 63 millionhas been recognized in the income statement up to the period ending 2025 and 2024 respectively, of which € 14 millionand € 40 million as of
December 31, 2025 and 2024 relate to fully vested awards. Total unrecognized expense related to share-based plans was approximately € 16 million and € 12 million as of December 31, 2025 and 2024 respectively, dependent on future share price development.
The fair value of the DWS Stock Appreciation Rights Plan awards has been measured using the generalized Black-
Scholes model. The liabilities incurred are re-measured at the end of each reporting period until settlement. The principal inputs being the market value on reporting date, discounted for any dividends foregone over the holding periods of the award, and adjustment for expected and actual levels of vesting which includes estimating the number of eligible employees leaving the Group and number of employees eligible for early retirement. The inputs used in the measurement of the fair values at grant date and measurement date were as follows.

	Measurement date Dec 31, 2025	Measurement date Dec 31, 2024
Units (in thousands)	23	367
Fair value	€34.36	€17.72
Share price	€56.50	€39.80
Exercise price	€22.33	€22.33
Expected volatility (weighted-average)	33%	33%
Expected life (weighted-average) in years	1.7	0.8
Expected dividends (% of income)	65%	65%

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
can vary significantly and determine the design and financing of the benefit plans to a certain extent. Key information is also shown based on participant status, which provides a broad indication of the maturity of the Group’s obligations.

	Dec 31, 2025
in € m.	Germany	U.K.	U.S.	Other	Total
Defined benefit obligation related to
Active plan participants	2,816	210	202	699	3,927
Participants in deferred status	1,673	1,135	470	82	3,360
Participants in payment status	4,860	1,333	417	218	6,828
Total defined benefit obligation	9,349	2,678	1,089	999	14,115
Fair value of plan assets	9,632	3,505	944	1,158	15,239
Funding ratio (in %)	103%	131%	87%[1]	116%	108%
1U.S. Total defined benefit obligation is inclusive of the unfunded U.S. Medicare Plan € 105 million in addition to defined benefit pension plans. The U.S. defined benefit pension funding ratio excluding Medicare is 96%

Deutsche Bank	Additional Notes
Annual Report 2025	33 — Employee Benefits

	Dec 31, 2024
in € m.	Germany	U.K.	U.S.	Other	Total
Defined benefit obligation related to
Active plan participants	3,084	272	229	715	4,300
Participants in deferred status	1,805	1,321	526	84	3,736
Participants in payment status	5,075	1,210	461	229	6,975
Total defined benefit obligation	9,964	2,803	1,216	1,028	15,011
Fair value of plan assets	10,237	3,678	1,050	1,141	16,106
Funding ratio (in %)	103%	131%	86%[1]	111%	107%
1U.S. Total defined benefit obligation is inclusive of the unfunded U.S. Medicare Plan € 120 million in addition to defined benefit pension plans. The U.S. defined benefit pension funding ratio excluding Medicare is 96%
The majority of the Group’s defined benefit plan obligations relate to Germany, the United Kingdom and the United
States. Within the other countries, the largest obligation relates to Switzerland. In Germany and some continental
European countries, post-employment benefits are usually agreed on a collective basis with respective employee workers councils, unions or their equivalent. The Group’s main pension plans are governed by boards of trustees, fiduciaries or their equivalent.
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
In the past the Group typically offered pension plans based on final pay prior to retirement. These types of benefits still form a significant part of the pension obligations for participants in deferred and payment status. Currently, in Germany and the United States, the main defined benefit pension plans for active staff are cash account type plans where the
Group credits an annual amount to individual accounts based on an employee’s current compensation. Dependent on the plan rules, the accounts increase either at a fixed interest rate or participate in market movements of certain underlying investments to limit the investment risk for the Group. Sometimes, particularly in Germany, there is a guaranteed benefit amount within the plan rules, e.g. payment of at least the amounts contributed. Upon retirement, beneficiaries may usually opt for a lump sum, a fixed number of annual installments or for conversion of the accumulated account balance into a life annuity. This conversion is often based on market conditions and mortality assumptions at retirement.
The Group also sponsors retirement and termination indemnity plans in several countries, as well as some post-
employment medical plans for a number of current and retired employees, mainly in the United States. The post-
employment medical plans typically pay fixed percentages of medical expenses of eligible retirees after a set deductible has been met. In the United States, once a retiree is eligible for Medicare, the Group contributes to a Health
Reimbursement Account and the retiree is no longer eligible for the Group’s medical program. The Group’s total defined benefit obligation for post-employment medical plans was € 126 million and € 142 million on December 31, 2025 and
December 31, 2024, respectively. In combination with the benefit structure, these plans represent limited risk for the
Group, given the nature and size of the post-retirement medical plan liabilities versus the size of the Group’s balance sheet at year end 2025.
The following amounts of expected benefit payments from the Group’s defined benefit plans include benefits attributable to employees’ past and estimated future service and include both amounts paid from the Group’s external pension trusts and paid directly by the Group in respect of unfunded plans.

in € m.	Germany	U.K.	U.S.	Other	Total
Actual benefit payments 2025	554	109	89	72	824
Benefits expected to be paid 2026	580	131	78	72	861
Benefits expected to be paid 2027	582	139	77	72	870
Benefits expected to be paid 2028	601	148	83	70	902
Benefits expected to be paid 2029	616	160	84	72	932
Benefits expected to be paid 2030	630	165	81	70	946
Benefits expected to be paid 2031 - 2035	3,221	891	418	392	4,922
Weighted average duration of defined benefit obligation (in years)	10	12	9	9	10

Multi-employer Plans
In Germany, the Group is a member of the BVV Versicherungsverein des Bankgewerbes a.G. (BVV) together with other financial institutions. The BVV offers retirement benefits to eligible employees in Germany as a complement to post-
employment benefit promises of the Group. Both employers and employees contribute on a regular basis to the BVV. The

Deutsche Bank	Additional Notes
Annual Report 2025	33 — Employee Benefits
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
Pension risk management is embedded in the Group’s risk management organization, with strong focus on market risks given importance of capital market developments (e.g., interest rate, credit spread, price inflation) for the value of plan assets and liabilities, hence IFRS and regulatory capital. Risk management thereby encompasses regular measurement, monitoring and reporting of risks via specific metrics, as well as a risk control framework, e.g., via the establishment of risk limits or thresholds as applicable. Risk management activities also include the consideration, review and measurement of other financial risks, e.g., risks from demographic and other actuarial assumptions (e.g., longevity risk) but also the assessment of model, valuation and other non-financial risks.
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
Funding
The Group maintains various external pension trusts to fund the majority of its defined benefit plan obligations. The
Group’s funding principle is to maintain funding of the defined benefit obligation by plan assets within a range of 90% to
100% of the obligation, subject to meeting any local statutory requirements. The Group has also determined that certain plans should remain unfunded, although their funding approach is subject to periodic review, e.g., when local regulations or practices change. Obligations for the Group’s unfunded plans are accrued on the balance sheet.
For many of the externally funded defined benefit plans there are local minimum funding requirements. The Group can decide on any additional plan contributions, with reference to the Group’s funding principle. There are some locations,
e.g., the United Kingdom, where the trustees and the Group jointly agree contribution levels. In most countries, the
Group expects to receive an economic benefit from any plan surpluses of plan assets compared to defined benefit obligations, typically by way of reduced future contributions. Given the relatively high funding level and the investment strategy adopted in the Group’s key funded defined benefit plans, any minimum funding requirements that may apply are not expected to place the Group under any material adverse cash strain in the short term. With reference to the
Group’s funding principle, the Group considers not re-claiming benefits paid from the Group’s assets as an equivalent to making cash contributions into the external pension trusts during the year.
In order to limit the extent to which the Group breached the upper end of its target funding ratio within Germany, the
Group has claimed around € 540 million and € 520 million from the trust in 2025 and 2024, respectively, from the plan assets which represents the benefits paid from the Group’s assets on behalf of the trust.
For post-retirement medical plans, the Group accrues for obligations over the period of employment and pays the benefits from Group assets when the benefits become due.

Deutsche Bank	Additional Notes
Annual Report 2025	33 — Employee Benefits
Actuarial Methodology and Assumptions
December 31 is the measurement date for all plans. All plans are valued by independent qualified actuaries using the projected unit credit method. A Group policy provides guidance to ensure consistency globally on setting actuarial assumptions which are finally determined by the Group’s Pensions Committee. Senior management of the Group is regularly informed of movements and changes in key actuarial assumptions.
The key actuarial assumptions applied in determining the defined benefit obligations on December 31 are presented below in the form of weighted averages.

	December 31, 2025				December 31, 2024
	Germany	U.K.	U.S.[1]	Other	Germany	U.K.	U.S.[1]	Other
Discount rate (in %)	4.06%	5.54%	5.22%	3.52%	3.52%	5.48%	5.51%	3.20%
Rate of price inflation (in %)	2.02%	3.17%	2.30%	1.51%	2.06%	3.46%	2.20%	1.60%
Rate of nominal increase in future compensation levels (in %)	2.20%	3.17%	2.40%	3.10%	2.25%	3.46%	2.30%	2.96%
Rate of nominal increase for pensions in payment (in %)	2.02%	2.96%	2.30%	0.55%	2.06%	3.18%	2.20%	0.59%

Assumed life expectancy at age 65
For a male aged 65 at measurement date	21.5	23.5	22.7	22.1	21.5	23.2	22.1	22.0
For a female aged 65 at measurement date	22.9	25.1	23.9	24.1	23.7	25.1	23.5	24.1
For a male aged 45 at measurement date	22.8	24.8	24.0	23.7	22.8	24.4	23.5	23.6
For a female aged 45 at measurement date	24.0	26.5	25.3	25.6	24.8	26.4	24.9	25.6

Mortality tables applied	2025 Modified Richttafel n Heubeck 2018G	SAPS4 Light/Very Light with CMI 2024 projection s	PRI-2012 with adjusted MP-2021 projection	Country specific tables	2019 Modified Richttafel n Heubeck 2018G	SAPS3 Light/Very Light with CMI 2023 projection s	PRI-2012 with MP-2021 projection	Country specific tables
1Cash balance interest crediting rate in line with the 30-year U.S. government bond yield
For the Group’s most significant pension plans in the key countries, the discount rate used at each measurement date is set based on a high quality corporate bond yield curve, which is derived using a bond universe sourced from reputable third-party market data providers, and reflects the timing, amount and currency of the future expected benefit payments for the respective plan.
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
Among other assumptions, mortality assumptions can be significant in measuring the Group’s obligations under its defined benefit plans. These assumptions have been set in accordance with current best estimate in the respective countries. Future potential improvements in longevity have been considered and included where appropriate.

Deutsche Bank	Additional Notes
Annual Report 2025	33 — Employee Benefits
Reconciliation in Movement of Liabilities and Assets – Impact on Financial Statements

	2025
in € m.	Germany	U.K.	U.S.	Other	Total
Change in the present value of the defined benefit obligation:
Balance, beginning of year	9,964	2,803	1,216	1,028	15,011
Defined benefit cost recognized in Profit & Loss
Current service cost	106	7	6	39	158
Interest cost	343	145	59	31	578
Past service cost and gain or loss arising from settlements	14	2	—	12	28
Defined benefit cost recognized in Other Comprehensive Income
Actuarial gain or loss arising from changes in financial assumptions	(517)	(87)	28	(25)	(601)
Actuarial gain or loss arising from changes in demographic assumptions	(56)	1	9	1	(45)
Actuarial gain or loss arising from experience	54	64	5	14	137
Cash flow and other changes
Contributions by plan participants	1	—	—	16	17
Benefits paid	(554)	(109)	(89)	(73)	(825)
Payments in respect to settlements	—	—	—	(6)	(6)
Acquisitions/Divestitures	(6)	—	—	—	(6)
Exchange rate changes	—	(148)	(145)	(38)	(331)
Other	—	—	—	—	—
Balance, end of year	9,349	2,678	1,089	999	14,115
thereof:
Unfunded	—	8	122	62	192
Funded	9,349	2,670	967	937	13,923

Change in fair value of plan assets:
Balance, beginning of year	10,237	3,678	1,050	1,141	16,106
Defined benefit cost recognized in Profit & Loss
Interest income	354	191	51	34	630
Defined benefit cost recognized in Other Comprehensive Income
Return from plan assets less interest income	(443)	(58)	28	21	(452)
Cash flow and other changes
Contributions by plan participants	1	—	—	16	17
Contributions by the employer	43	—	19	47	109
Benefits paid[1]	(554)	(109)	(76)	(65)	(804)
Payments in respect to settlements	—	—	—	—	—
Acquisitions/Divestitures	(6)	—	—	—	(6)
Exchange rate changes	—	(194)	(126)	(35)	(355)
Other	—	—	—	—	—
Plan administration costs	—	(3)	(2)	(1)	(6)
Balance, end of year	9,632	3,505	944	1,158	15,239
Funded status, end of year	283	827	(145)	159	1,124

Change in irrecoverable surplus (asset ceiling)
Balance, beginning of year	—	—	—	(111)	(111)
Interest cost	—	—	—	(1)	(1)
Changes in irrecoverable surplus	—	—	—	(32)	(32)
Exchange rate changes	—	—	—	(1)	(1)
Balance, end of year	—	—	—	(145)	(145)

Net asset (liability) recognized	283	827	(145)	14	979[2]

Fair value of reimbursement rights	—	—	—	3	3
1For funded plans only
2Thereof € 1.2 billion recognized in Other assets and € 261 millionin Other liabilities

Deutsche Bank	Additional Notes
Annual Report 2025	33 — Employee Benefits

	2024
in € m.	Germany	U.K.	U.S.	Other	Total
Change in the present value of the defined benefit obligation:
Balance, beginning of year	10,504	3,026	1,172	979	15,681
Defined benefit cost recognized in Profit & Loss
Current service cost	119	8	7	37	171
Interest cost	343	137	58	32	570
Past service cost and gain or loss arising from settlements	14	1	—	—	15
Defined benefit cost recognized in Other Comprehensive Income
Actuarial gain or loss arising from changes in financial assumptions	(549)	(398)	(13)	13	(947)
Actuarial gain or loss arising from changes in demographic assumptions	—	10	—	3	13
Actuarial gain or loss arising from experience	71	(12)	(1)	11	69
Cash flow and other changes
Contributions by plan participants	1	—	—	16	17
Benefits paid	(539)	(113)	(85)	(62)	(799)
Payments in respect to settlements	—	—	—	—	—
Acquisitions/Divestitures	—	—	—	—	—
Exchange rate changes	—	142	78	(1)	219
Other	—	2	—	—	2
Balance, end of year	9,964	2,803	1,216	1,028	15,011
thereof:
Unfunded	—	10	139	68	217
Funded	9,964	2,793	1,077	960	14,794

Change in fair value of plan assets:
Balance, beginning of year	10,532	3,912	1,003	1,071	16,518
Defined benefit cost recognized in Profit & Loss
Interest income	350	177	50	34	611
Defined benefit cost recognized in Other Comprehensive Income
Return from plan assets less interest income	(148)	(479)	4	34	(589)
Cash flow and other changes
Contributions by plan participants	1	—	—	16	17
Contributions by the employer	41	—	—	36	77
Benefits paid[1]	(539)	(112)	(71)	(54)	(776)
Payments in respect to settlements	—	—	—	—	—
Acquisitions/Divestitures	—	—	—	—	—
Exchange rate changes	—	185	67	4	256
Other	—	—	—	1	1
Plan administration costs	—	(5)	(3)	(1)	(9)
Balance, end of year	10,237	3,678	1,050	1,141	16,106
Funded status, end of year	273	875	(166)	113	1,095

Change in irrecoverable surplus (asset ceiling)
Balance, beginning of year	—	—	—	(102)	(102)
Interest cost	—	—	—	(1)	(1)
Changes in irrecoverable surplus	—	—	—	(9)	(9)
Exchange rate changes	—	—	—	1	1
Balance, end of year	—	—	—	(111)	(111)

Net asset (liability) recognized	273	875	(166)	2	984[2]

Fair value of reimbursement rights	—	—	—	3	3
1For funded plans only
2Thereof € 1.3 billion recognized in Other assets and € 317 million in Other liabilities

Deutsche Bank	Additional Notes
Annual Report 2025	33 — Employee Benefits
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
The Group purchased insurance to cover € 1.1 billion uninsured liability for the U.K. Staff Scheme in 2024 which negatively impacted Other Comprehensive Income in the Group’s financial statement by approximately € 120 million. In total, the Group has entered into five buy-in transactions in the U.K. with third-party insurers protecting the Group from movements in defined benefit obligations of around € 2.6 billion as at December 31, 2025.
Plan asset allocation to key asset classes
The following table shows the asset allocation of the Group’s funded defined benefit plans to key asset classes, i.e., exposures include physical securities in discretely managed portfolios and underlying asset allocations of any commingled funds used to invest plan assets.
Asset amounts in the following table include both “quoted” (i.e., Level 1 assets in accordance with IFRS 13 – amounts invested in markets where the fair value can be determined directly from prices which are quoted in active, liquid markets) and “other” (i.e., Level 2 and 3 assets in accordance with IFRS 13) assets.

Deutsche Bank	Additional Notes
Annual Report 2025	33 — Employee Benefits

	December 31, 2025					December 31, 2024
in € m.	Germany	U.K.	U.S.	Other	Total	Germany	U.K.	U.S.	Other	Total
Cash and cash equivalents	431	137	(18)	60	610	305	163	3	66	537
Equity instruments[1]	1,189	124	89	280	1,682	1,060	—	111	256	1,427
Investment-grade bonds[2]
Government	1,608	168	288	196	2,260	1,814	77	277	214	2,382
Non-government bonds	3,817	358	429	360	4,964	4,090	531	474	358	5,453
Non-investment-grade bonds
Government	96	—	4	5	105	86	—	4	4	94
Non-government bonds	359	43	9	23	434	380	17	19	25	441
Securitized and other Debt Investments	32	48	46	19	145	37	21	85	16	159
Insurance	—	2,626	—	18	2,644	—	2,756	—	16	2,772
Alternatives
Real estate	632	—	—	104	736	719	—	—	99	818
Commodities	77	—	—	4	81	54	—	—	2	56
Private equity	—	—	—	—	—	—	—	—	4	4
Other[3]	945	—	—	65	1,010	989	—	—	60	1,049
Derivatives (Market Value)
Interest rate	443	—	(29)	11	425	730	113	(49)	13	807
Credit	(12)	—	36	—	24	(18)	—	57	—	39
Inflation	—	—	—	11	11	—	—	—	14	14
Foreign exchange	15	1	—	2	18	(17)	—	—	(6)	(23)
Other	—	—	90	—	90	8	—	69	—	77
Total fair value of plan assets	9,632	3,505	944	1,158	15,239	10,237	3,678	1,050	1,141	16,106
1Allocation of equity exposure is broadly in line with the typical index in the respective market, e.g., the equity portfolio’s benchmark of the UK retirement benefit plans is the MSCI All Countries World Index
2Investment-grade means BBB and above. Average credit rating exposure for the Group’s main plans is around A
3This position contains commingled funds which could not be segregated into the other asset categories
The following table sets out the Group’s funded defined benefit plan assets only invested in “quoted” assets, i.e., Level 1 assets in accordance with IFRS 13.

	December 31, 2025					December 31, 2024
in € m.	Germany	U.K.	U.S.	Other	Total	Germany	U.K.	U.S.	Other	Total
Cash and cash equivalents[1]	56	16	(18)	9	63	(118)	(56)	3	12	(159)
Equity instruments[2]	868	124	89	56	1,137	757	—	110	45	912
Investment-grade bonds[3]
Government	558	168	268	57	1,051	599	77	256	52	984
Non-government bonds	—	—	—	—	—	—	—	—	—	—
Non-investment-grade bonds
Government	5	—	—	—	5	2	—	1	—	3
Non-government bonds	—	—	—	—	—	—	—	—	—	—
Securitized and other Debt Investments	—	19	—	—	19	—	—	—	—	—
Insurance	—	—	—	—	—	—	—	—	—	—
Alternatives
Real estate	—	—	—	—	—	—	—	—	—	—
Commodities	—	—	—	—	—	—	—	—	—	—
Private equity	—	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	—	—	—	—	—
Derivatives (Market Value)
Interest rate	—	—	(32)	—	(32)	—	—	(57)	—	(57)
Credit	—	—	—	—	—	—	—	—	—	—
Inflation	—	—	—	—	—	—	—	—	—	—
Foreign exchange	—	—	—	—	—	—	—	—	—	—
Other	—	—	—	—	—	8	—	—	—	8
Total fair value of quoted plan assets	1,487	327	307	122	2,243	1,248	21	313	109	1,691
1Negative amounts relate to short-term liabilities
2Allocation of equity exposure is broadly in line with the typical index in the respective market, e.g., the equity portfolio’s benchmark of the UK retirement benefit plans is the MSCI All Countries World Index
3Investment-grade means BBB and above. Average credit rating exposure for the Group’s main plans is around A

Deutsche Bank	Additional Notes
Annual Report 2025	33 — Employee Benefits
The following tables show the asset allocation of the “quoted” and “other” defined benefit plan assets by key geography in which they are invested.

	Dec 31, 2025
in € m.	Germany	United Kingdom	United States	Other Eurozone	Other developed countries	Emerging markets	Total
Cash and cash equivalents	(26)	135	(5)	465	19	22	610
Equity instruments	74	102	568	497	354	87	1,682
Government bonds (investment-grade and above)	329	166	307	860	135	463	2,260
Government bonds (non-investment-grade)	—	—	—	6	—	99	105
Non-government bonds (investment-grade and above)	533	441	1,809	1,608	507	66	4,964
Non-government bonds (non-investment-grade)	4	20	27	378	3	2	434
Securitized and other Debt Investments	18	31	45	22	28	1	145
Subtotal	932	895	2,751	3,836	1,046	740	10,200
Share (in %)	9%	9%	27%	38%	10%	7%	100%
Other asset categories							5,039
Fair value of plan assets							15,239

	Dec 31, 2024
in € m.	Germany	United Kingdom	United States	Other Eurozone	Other developed countries	Emerging markets	Total
Cash and cash equivalents	(20)	172	30	311	20	24	537
Equity instruments	29	30	818	345	150	55	1,427
Government bonds (investment-grade and above)	376	77	300	980	207	442	2,382
Government bonds (non-investment-grade)	2	—	1	—	—	91	94
Non-government bonds (investment-grade and above)	500	632	1,843	2,021	392	65	5,453
Non-government bonds (non-investment-grade)	26	27	22	359	3	4	441
Securitized and other Debt Investments	23	21	83	15	17	—	159
Subtotal	936	959	3,097	4,031	789	681	10,493
Share (in %)	9%	9%	30%	38%	8%	6%	100%
Other asset categories							5,613
Fair value of plan assets							16,106

Plan assets include derivative transactions with Group entities with an overall positive market value of around
€ 630 million at December 31, 2025 and € 810 million December 31, 2024, respectively. There is neither a material amount of securities issued by the Group nor other claims on Group assets included in the fair value of plan assets. The plan assets do not include any real estate which is used by the Group.

Deutsche Bank	Additional Notes
Annual Report 2025	33 — Employee Benefits
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
For defined benefit pension plans, changes in capital market conditions will impact the plan obligations via actuarial assumptions (e.g., via the discount rate and price inflation rate) as well as the plan assets’ fair value. Where the Group applies a liability driven investment approach or has insured part of the obligations as in the U.K., the Group’s overall risk exposure to such changes is reduced. To help readers gain a better understanding of the Group’s risk exposures to key capital market movements, the net impact of the change in the defined benefit obligations and plan assets due to a change of the related market risk factor or underlying actuarial assumption is shown. Where changes in actuarial assumptions do not affect plan assets, only the impact on the defined benefit obligations is reported.
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
changes in capital market conditions and key actuarial assumptions may have on the overall funded status. Any management actions that may be taken to mitigate the inherent risks in the post-employment defined benefit plans are not reflected in these sensitivities.

Deutsche Bank	Additional Notes
Annual Report 2025	33 — Employee Benefits

	December 31, 2025				December 31, 2024
in € m.	Germany	U.K.	U.S.	Other	Germany	U.K.	U.S.	Other
Interest rate (–50 bps):
(Increase) in DBO	(455)	(165)	(25)	(40)	(525)	(210)	(25)	(45)
Expected increase in plan assets[1]	415	150	15	15	465	225	20	15
Expected net impact on funded status (de-) increase	(40)	(15)	(10)	(25)	(60)	15	(5)	(30)

Interest rate (+50 bps):
Decrease in DBO	435	155	25	40	500	195	25	40
Expected (decrease) in plan assets[1]	(415)	(140)	(15)	(15)	(465)	(205)	(20)	(15)
Expected net impact on funded status (de-) increase	20	15	10	25	35	(10)	5	25

Credit spread (–50 bps):
(Increase) in DBO	(455)	(165)	(50)	(45)	(525)	(210)	(55)	(50)
Expected increase in plan assets[1]	285	155	30	10	305	220	35	10
Expected net impact on funded status (de-) increase	(170)	(10)	(20)	(35)	(220)	10	(20)	(40)

Credit spread (+50 bps):
Decrease in DBO	435	155	45	45	500	195	50	45
Expected (decrease) in plan assets[1]	(285)	(145)	(30)	(10)	(305)	(200)	(35)	(10)
Expected net impact on funded status (de-) increase	150	10	15	35	195	(5)	15	35

Rate of price inflation (–50 bps):[2]
Decrease in DBO	140	115	5	10	165	150	5	10
Expected (decrease) in plan assets[1]	(180)	(120)	—	(5)	(260)	(150)	—	(5)
Expected net impact on funded status (de-) increase	(40)	(5)	5	5	(95)	—	5	5

Rate of price inflation (+50 bps):[2]
(Increase) in DBO	(250)	(115)	(5)	(10)	(280)	(160)	(5)	(10)
Expected increase in plan assets[1]	180	120	—	5	260	160	—	5
Expected net impact on funded status (de-) increase	(70)	5	(5)	(5)	(20)	—	(5)	(5)

Rate of real increase in future compensation levels (–50 bps):
Decrease in DBO, net impact on funded status	20	—	—	10	25	5	—	10

Rate of real increase in future compensation levels (+50 bps):
(Increase) in DBO, net impact on funded status	(20)	—	—	(10)	(25)	(5)	—	(10)

Longevity improvements by 10%:[3]
(Increase) in DBO	(190)	(55)	(20)	(10)	(205)	(60)	(20)	(10)
Expected increase in plan assets	—	55	—	—	—	55	—	—
Expected net impact on funded status (de-) increase	(190)	—	(20)	(10)	(205)	(5)	(20)	(10)
1Expected changes in the fair value of plan assets contain the simulated impact from the biggest plans in Germany, the U.K., the U.S., Channel Islands, Switzerland and
Belgium which cover over 99% of the total fair value of plan assets. The fair value of plan assets for other plans is assumed to be unchanged for this presentation
2Incorporates sensitivity to changes in pension benefits to the extent linked to the price inflation assumption
3Estimated to be equivalent to an increase of around 1 year in overall life expectancy

Deutsche Bank	Additional Notes
Annual Report 2025	33 — Employee Benefits
Expected cash flows
The following table shows expected cash flows for post-employment benefits in 2026, including contributions to the
Group’s external pension trusts in respect of funded plans, direct payment to beneficiaries in respect of unfunded plans, as well as contributions to defined contribution plans.

2026
in € m.	Total
Expected contributions to
Defined benefit plan assets	95
BVV	60
Other defined contribution plans	280
Expected benefit payments for unfunded defined benefit plans	20
Expected total cash flow related to post-employment benefits	455

Expense of employee benefits
The following table presents a breakdown of specific expenses according to the requirements of IAS 19 and IFRS 2.

in € m.	2025	2024	2023
Expenses for defined benefit plans:
Service cost[1]	173	171	164
Net interest cost (income)	(51)	(40)	(45)
Total expenses defined benefit plans	122	131	119
Expenses for defined contribution plans:
BVV	60	61	55
Other defined contribution plans	280	282	265
Total expenses for defined contribution plans	341	343	320
Total expenses for post-employment benefit plans	462	474	439
Employer contributions to state-mandated pension plans
Pensions related payments social security in Germany	243	232	218
Contributions to pension fund for Postbank´s postal civil servants	55	51	57
Further pension related state-mandated benefit plans	260	258	248
Total employer contributions to state-mandated benefit plans	557	541	523
Expenses for share-based payments:
Expenses for share-based payments, equity settled[2]	493	426	436
Expenses for share-based payments, cash settled[2]	86	64	43
Expenses for cash retention plans[2]	459	471	448
Expenses for severance payments[3]	162	487	293
1Severance related items under Service Costs are reclassified to Expenses for Severance payments
2Including expenses for new hire awards and the acceleration of expenses not yet amortized due to the discontinuation of employment including those amounts which are recognized as part of the Group’s restructuring expenses
3Excluding the acceleration of expenses for deferred compensation awards not yet amortized. Severance related items under Service Costs were reclassified to Expense for Severance payments

Deutsche Bank	Additional Notes
Annual Report 2025	34 — Income Taxes
34 — Income Taxes
Income tax expense (benefit)

in € m.	2025	2024	2023
Current tax expense (benefit):
Tax expense (benefit) for current year	1,814	1,330	1,284
Adjustments for prior years	(60)	(16)	56
Total current tax expense (benefit)	1,754	1,314	1,340
Deferred tax expense (benefit):
Origination and reversal of temporary differences, unused tax losses and tax credits	696	900	1,158
Effect of changes in tax law and/or tax rate	(235)	23	7
Adjustments for prior years	40	(13)	(1,002)
Total deferred tax expense (benefit)	501	909	163
Total income tax expense (benefit)	2,255	2,223	1,503

Total deferred tax expense (benefit) includes benefits from previously unrecognized tax losses (tax credits/deductible temporary differences) and the reversal of previous write-downs and expenses arising from write-downs of deferred tax assets. The deferred tax expense (benefit) was positively impacted by € 16 million in 2024 and by € 1.1 billion in 2023.
The Global Minimum Taxation Rules or Pillar 2 rules became applicable to Deutsche Bank starting in 2024, with Deutsche
Bank AG as the ultimate parent. The bank is required to annually determine the global minimum tax or Pillar 2 liability for group entities in close to 60 jurisdictions. Temporary relief from detailed Pillar 2 calculations, which is determined on a jurisdiction-by-jurisdiction basis, may be available under transitional safe harbor provisions. These safe harbor provisions, which are applicable in tax years 2024-2026, are based on the bank’s country-by-country reports filed annually with the
German tax authorities and certain other financial data. Uncertainties remain regarding the application of the Pillar 2 rules, further legislative developments and interpretative guidance in many countries are expected over time, and implementation efforts are ongoing. The bank has estimated the potential impact on its financial position for 2025 on a best effort basis and recognized a Pillar 2 related current tax expense of € 3 million (2024: € 3 million). The assessment considered a number of qualitative and quantitative factors: (1) the bank’s blended statutory tax rate across all applicable jurisdictions amounted to 27% (2024: 28%), which is significantly higher than the minimum tax rate of 15%; (2)
only five countries (2024: six) applied a statutory tax rate of less than 15% to the bank’s operations; and (3) based on an analysis of the most recently available country-by-country data, the bank is estimated to qualify for relief under the transitional safe harbor provisions in most of the jurisdictions it operates in.
Difference between applying German statutory (domestic) income tax rate and actual income tax expense (benefit)

in € m.	2025	2024	2023
Expected tax expense (benefit) at domestic income tax rate of 31.3% (31.3% for 2024 and 31.3% for 2023)	2,839	2,098	2,490
Foreign rate differential	(346)	(192)	(85)
Tax-exempt gains on securities and other income	(302)	(246)	(319)
Loss (income) on equity method investments	—	(6)	—
Nondeductible expenses	233	520	392
Impairments of goodwill	—	—	55
Changes in recognition and measurement of deferred tax assets[1]	(4)	(59)	(1,238)
Effect of changes in tax law and/or tax rate	(235)	23	7
Effect related to share-based payments	—	(1)	—
Other[1]	70	85	201
Actual income tax expense (benefit)	2,255	2,223	1,503
1Current and deferred tax expense (benefit) relating to prior years are mainly reflected in the line items “Changes in recognition and measurement of deferred tax assets”
and “Other”
The domestic income tax rate, including corporate tax, solidarity surcharge, and trade tax, used for calculating deferred tax assets and liabilities was 31.3% for 2025, 2024 and 2023.
Changes in recognition and measurement of deferred tax assets in 2023 mainly included the effect of the recognition of previously unrecognized deferred tax assets in the U.K. In determining the amount of deferred tax assets, the Group uses historical tax capacity and profitability information and, if relevant, forecasted operating results based upon approved business plans, including a review of the eligible carry-forward periods, available tax planning opportunities and other relevant considerations.

Deutsche Bank	Additional Notes
Annual Report 2025	34 — Income Taxes
On July 11, 2025, the German Federal Council passed a new tax law (Gesetz für ein steuerliches
Investitionssofortprogramm zur Stärkung des Wirtschaftsstandorts Deutschland). Effective January 1, 2028, the German
corporate tax rate will gradually decline over a five-year period ending in 2032 from the current 15% to 10%. In 2025, deferred tax assets and liabilities related to the Group’s operations in Germany that are estimated to reverse after
December 31, 2027 were remeasured to reflect the lower future tax rates. The remeasurement resulted in a positive net impact on the Group’s consolidated financial statements of € 97 million. € 234 million was recognized as a tax benefit in profit or loss and € 137 million was recognized as an expense in other comprehensive income.
The Group is under continuous examinations by tax authorities in various jurisdictions. “Other” in the preceding table includes the effects of these examinations by the tax authorities.
Income taxes credited or charged to equity (other comprehensive income/additional paid in capital)

in € m.	2025	2024	2023
Actuarial gains (losses) related to defined benefit plans	(145)	(115)	137
Net fair value gains (losses) attributable to credit risk related to financial liabilities designated as at fair value through profit or loss	30	54	18
Financial assets mandatory at fair value through other comprehensive income:
Unrealized net gains (losses) arising during the period	(169)	113	59
Realized net gains (losses) arising during the period (reclassified to profit or loss)	10	13	1
Derivatives hedging variability of cash flows:
Unrealized net gains (losses) arising during the period	12	73	(132)
Net gains (losses) reclassified to profit or loss	16	(64)	(110)
Other equity movement:
Unrealized net gains (losses) arising during the period	15	141	151
Net gains (losses) reclassified to profit or loss	—	6	—
Income taxes credited (charged) to other comprehensive income	(231)	221	124
Other income taxes credited (charged) to equity	235	104	50

Major components of the Group’s gross deferred tax assets and liabilities

in € m.	Dec 31, 2025	Dec 31, 2024
Deferred tax assets:
Unused tax losses	2,720	3,966
Unused tax credits	326	172
Deductible temporary differences:
Trading activities, including derivatives	3,154	3,634
Employee benefits, including equity settled share based payments	1,814	1,755
Accrued interest expense	1,621	1,477
Loans and borrowings, including allowance for loans	886	846
Leases	806	857
Intangible Assets	46	52
Fair value OCI (IFRS 9)	410	496
Other assets	525	525
Other provisions	177	237
Other liabilities	4	6
Total deferred tax assets pre offsetting	12,489	14,023
Deferred tax liabilities:
Taxable temporary differences:
Trading activities, including derivatives	4,432	4,874
Employee benefits, including equity settled share based payments	515	324
Loans and borrowings, including allowance for loans	465	538
Leases	718	762
Intangible Assets	763	752
Fair value OCI (IFRS 9)	50	45
Other assets	280	270
Other provisions	111	292
Other liabilities	6	38
Total deferred tax liabilities pre offsetting	7,340	7,895
Deferred tax assets on unused tax credits included € 322 million and € 151 million as of December 31, 2025 and
December 31, 2024 related to the corporate alternative minimum tax in the U.S.

Deutsche Bank	Additional Notes
Annual Report 2025	34 — Income Taxes
Deferred tax assets and liabilities, after offsetting

in € m.	Dec 31, 2025	Dec 31, 2024
Presented as deferred tax assets	5,743	6,702
Presented as deferred tax liabilities	594	574
Net deferred tax assets	5,149	6,128

The change in the balance of deferred tax assets and deferred tax liabilities might not equal the deferred tax expense
(benefit). In general, this is due to (1) deferred taxes that are booked directly to equity, (2) the effects of exchange rate changes on tax assets and liabilities denominated in currencies other than euro, (3) the acquisition and disposal of entities as part of ordinary activities and (4) the reclassification of deferred tax assets and liabilities which are presented otherwise on the face of the balance sheet as components of other assets and liabilities.
Items for which no deferred tax assets were recognized

in € m.	Dec 31, 2025¹	Dec 31, 2024¹
Deductible temporary differences	(29)	(39)
Not expiring	(4,934)	(4,945)
Expiring in subsequent period	(20)	(2)
Expiring after subsequent period	(36)	(77)
Unused tax losses	(4,990)	(5,024)
Expiring after subsequent period	—	—
Unused tax credits	(1)	(1)
1Amounts in the table refer to deductible temporary differences, unused tax losses and tax credits for federal income tax purposes
Deferred tax assets were not recognized on these items because it is not probable that future taxable profit will be available against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized.
As of December 31, 2025 and December 31, 2024, the Group recognized deferred tax assets of € 241 million and
€ 4.0 billion, respectively, that exceeded deferred tax liabilities in entities which have suffered a tax loss in either the current or preceding period. This is based on management’s assessment that it is probable that the respective entities will have taxable profits against which the unused tax losses, unused tax credits and deductible temporary differences can be utilized. In determining the amounts of deferred tax assets to be recognized, management uses historical profitability information and, if relevant, forecasted operating results, based upon approved business plans, including a review of the eligible carry-forward periods, tax planning opportunities and other relevant considerations.
As of December 31, 2025 and December 31, 2024, the Group had temporary differences associated with the Group’s parent company’s investments in subsidiaries, branches and associates and interests in joint ventures of € 259 million and
€ 286 million respectively, in respect of which no deferred tax liabilities were recognized.

Deutsche Bank	Additional Notes
Annual Report 2025	35 — Derivatives
35 — Derivatives
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
Derivatives qualifying for hedge accounting
The Group applies hedge accounting if derivatives meet the specific criteria described in Note 01 “Material Accounting
Policies and Critical Accounting Estimates”.
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
Interest rate risk
The Group uses interest rate swaps and options to manage its exposure to interest rate risk by modifying the re-pricing characteristics of existing and/or forecasted assets and liabilities, including funding and investment activities. The interest rate swaps and options are designated in either a fair value hedge or a cash flow hedge. For fair value hedges, the
Group uses interest rate swaps and options contracts to manage the fair value movements of fixed rate financial instruments due to changes in benchmark interest. For cash flow hedges, the Group use interest rate swaps to manage the exposure to cash flow variability of its variable rate instruments as a result of changes in benchmark interest rates.
The Group manages its interest rate risk exposure on a portfolio basis with frequent changes in the portfolio due to the origination of new loans and bonds, repayments of existing loans and bonds, issuance of new funding liabilities and repayment of existing funding liabilities. Accordingly, a dynamic hedging accounting approach is adopted for the portfolio, in which individual hedge relationships are designated and de-designated on a more frequent basis (e.g., on a monthly basis).
The Group assesses and measures hedge effectiveness of a hedging relationship based on the change in the fair value or cash flows of the derivative hedging instrument relative to the change in the fair value or cash flows of the hedged item attributable to the hedged risk. Potential sources of ineffectiveness can be attributed to differences between hedging instruments and hedged items:

Deutsche Bank	Additional Notes
Annual Report 2025	35 — Derivatives
–Mismatches in the terms of hedged items and hedging instruments, for example the frequency and timing of when interest rates are reset, frequency of payment and callable features.
–Difference in the discounting rate applied to the hedged item and the hedging instrument, taking into consideration differences in the reset frequency of the hedged item and hedging instrument.
–Derivatives used as hedging instrument with a non-zero fair value at inception date of the hedging relationship, resulting in mismatch in terms with the hedged item. This is particularly pertinent in periods proceeding high interest rate moves.
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
forward point risk is not a component of the designated risk therefore a highly effective hedge is observed.
Fair value hedge accounting
Derivatives held as fair value hedges

	Dec 31, 2025			2025	Dec 31, 2024			2024
in € m.	Assets	Liabilities	Nominal amount	Fair Value changes used for hedge effectiveness	Assets	Liabilities	Nominal amount	Fair Value changes used for hedge effectiveness
Derivatives held as fair value hedges	2,966	4,494	122,199	1,247	2,546	6,282	108,170	671

	2025	2024
in € m.	Hedge ineffectiveness	Hedge ineffectiveness
Result of fair value hedges	370	454
Financial instruments designated in fair value hedges

	December 31, 2025						2025
	Carrying amount of Financial instruments designated as fair value hedges		Accumulated amount of fair value hedge adjustments - Total		Accumulated amount of fair value hedge adjustments - Terminated hedge relationships		Fair Value changes used for hedge effectiveness
in € m.	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Financial assets at fair value through other comprehensive income	19,696	—	(1,200)	—	5	—	(113)
Bonds at amortized cost	22,223	—	(407)	—	(1)	—	(385)
Long-term debt	—	69,660	—	(3,064)	—	(85)	(373)
Deposits	—	1,046	—	(125)	—	—	(5)
Loans at amortized cost	—	—	—	—	(1)	—	—

Deutsche Bank	Additional Notes
Annual Report 2025	35 — Derivatives

	December 31, 2024						2024
	Carrying amount of Financial instruments designated as fair value hedges		Accumulated amount of fair value hedge adjustments - Total		Accumulated amount of fair value hedge adjustments - Terminated hedge relationships		Fair Value changes used for hedge effectiveness
in € m.	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Financial assets at fair value through other comprehensive income	17,305	—	(1,284)	—	1	—	(93)
Bonds at amortized cost	1,949	—	(21)	—	(1)	—	(10)
Long-term debt	—	73,946	—	(3,816)	—	(101)	(194)
Deposits	—	1,072	—	(162)	—	—	79
Loans at amortized cost	—	—	—	—	(1)	—	—

Cash flow hedge accounting
Derivatives held as cash flow hedges

	Dec 31, 2025			2025	Dec 31, 2024			2024
in € m.	Assets	Liabilities	Nominal amount	Fair Value changes used for hedge effectiveness	Assets	Liabilities	Nominal amount	Fair Value changes used for hedge effectiveness
Derivatives held as cash flow hedges	240	354	98,862	(50)	58	183	109,671	(229)

Cash flow hedge balances

in € m.	Dec 31, 2025	Dec 31, 2024	Dec 31, 2023
Reported in Equity[1]	(49)	36	44
thereof relates to terminated programs	—	—	—
Gains (losses) posted to equity for the year ended	(42)	(242)	436
Gains (losses) removed from equity for the year ended	(44)	234	398
thereof relates to terminated programs	—	—	—
Changes of hedged item's value used for hedge effectiveness	(40)	(212)	434
Ineffectiveness recorded within P&L	(8)	13	101
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
As of December 31, 2025 the longest term cash flow hedge matures in 2037.
As of December 31, 2025 the longest FX CFH matures in 2032.
The financial instruments designated as cash flow hedges are recognized as Loans at amortized cost in the Group’s
Consolidated Balance Sheet.
Financial instruments designated in the FX CFH are recognized as Debt Securities HTC at amortized cost in the Groups
Consolidated Balance Sheet.

Deutsche Bank	Additional Notes
Annual Report 2025	35 — Derivatives
Net investment hedge accounting
Derivatives held as net investment hedges

	Dec 31, 2025			2025	Dec 31, 2024			2024
in € m.	Assets	Liabilities	Nominal amount	Fair Value changes used for hedge effectiveness	Assets	Liabilities	Nominal amount	Fair Value changes used for hedge effectiveness
Derivatives held as net investment hedges	709	102	41,875	3,572	189	1,595	45,517	(2,442)

Net Investment hedge balances

in € m.	2025	2024
Reported in Equity1 2	(4,153)	(925)
thereof relates to terminated programs	—	—
Gains (losses) posted to equity for the year ended	(588)	(405)
Gains (losses) removed from equity for the year ended	(17)	(23)
thereof relates to terminated programs [3]	(17)	(23)
Changes of hedged item's value used for hedge effectiveness	(3,789)	2,356
Ineffectiveness recorded within P&L [4]	(232)	(81)
1Reported in equity refers to the accumulated income and expenses as recognised in the Group’s Other Comprehensive Income.
2Reported in equity includes unhedged foreign currency capital revaluation in the financial year ended December 31, 2025 of (€ 2.6 billion) and € 1.2 billion in 2024.
3Termination P&L includes changes due to hedged and unhedged capital of subsidiaries.
4 This materially includes fair value gains and losses from FX spot vs. FX forward differences where the FX spot is designated for hedge accounting purposes.
Profile of derivatives held as net investment hedges

in € m.	Within 1 year	1–3 years	3–5 years	Over 5 years
As of December 31, 2025
Nominal amount Foreign exchange forwards	31,947	230	167	—
Nominal amount Foreign exchange swaps	9,418	108	5	—
Total	41,365	338	172	—
As of December 31, 2024
Nominal amount Foreign exchange forwards	36,976	318	3	—
Nominal amount Foreign exchange swaps	7,990	230	—	—
Total	44,966	548	3	—

The Group uses a foreign exchange forward strategy. As indicated in the above table, the vast majority of forward contracts mature within the year. The Group did not calculate an average foreign currency rate because the amount of contracts that mature after 1 year are not material.

Deutsche Bank	Additional Notes
Annual Report 2025	36 — Related Party Transactions
36 — Related Party Transactions
Parties are considered to be related if one party has the ability to directly or indirectly control the other party or exercise significant influence over the other party in making financial or operational decisions. The Group’s related parties include:
–Key management personnel including close family members and entities which are controlled, significantly influenced by, or for which significant voting power is held by key management personnel or their close family members
–Subsidiaries, joint ventures and associates and their respective subsidiaries
–Post-employment benefit plans for the benefit of Deutsche Bank employees
Transactions with Key Management Personnel
Key management personnel are those persons having authority and responsibility for planning, directing, and controlling the activities of Deutsche Bank, directly or indirectly. The Group considers the members of the Management Board and of the Supervisory Board of the parent company to constitute key management personnel for purposes of IAS 24.
Compensation expense of key management personnel

in € m.	2025	2024	2023
Short-term employee benefits	49	47	37
Post-employment benefits	7	4	7
Other long-term benefits	13	35	17
Termination benefits	6	—	—
Share-based payment	30	15	18
Total	105	101	79
The above table does not contain compensation that employee representatives and former board members on the
Supervisory Board have received. The aggregated compensation paid to such members for their services as employees of
Deutsche Bank or status as former employees (retirement, pension and deferred compensation) amounted to € 1 million as of December 31, 2025, € 1 million as of December 31, 2024 and € 1 million as of December 31, 2023.
Among the Group’s transactions with key management personnel as of December 31, 2025, were loans and commitments of € 2 million and deposits of € 8 million. As of December 31, 2024, the Group’s transactions with key management personnel included loans and commitments of € 2 million and deposits of € 17 million.
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
transactions.
Transactions for subsidiaries, joint ventures and associates are presented combined in below table as these are not material individually.
Loans

in € m.	2025	2024
Loans outstanding, beginning of year	73	44
Net movement in loans during the period	(7)	70
Changes in the group of consolidated companies	—	—
Exchange rate changes/other	—	(41)
Loans outstanding, end of year[1]	66	73
Other credit risk related transactions:
Allowance for loan losses	—	—
Provision for loan losses	—	1
Guarantees and commitments	3	3
1.Loans past due were € 0 million as of December 31, 2025 and € 0 million as of December 31, 2024. For total loans, the Group held collateral of € 0 million and € 0 million as of December 31, 2025 and December 31, 2024, respectively

Deutsche Bank	Additional Notes
Annual Report 2025	36 — Related Party Transactions
Deposits

in € m.	2025	2024
Deposits outstanding, beginning of year	29	33
Net movement in deposits during the period	(7)	(4)
Changes in the group of consolidated companies	—	—
Exchange rate changes/other	—	—
Deposits outstanding, end of year	22	29

Other transactions
Other transactions include bonds issued by associated companies which the Group acquired and classified as trading assets. These trading assets amounted to € 17 million as of December 31, 2025, and € 27 million as of December 31,
2024.
Other assets related to transactions with associated companies amounted to € 2 million as of December 31, 2025, and
€ 2 million as of December 31, 2024. Other liabilities related to transactions with associated companies were € 4 million as of December 31, 2025, and € 0 million as of December 31, 2024.
Transactions with Pension Plans
Under IFRS, post-employment benefit plans are considered related parties. The Group has business relationships with a number of its pension plans pursuant to which it provides financial services to these plans, including investment management services.
Transactions with related party pension plans

in € m.	2025	2024
Equity shares issued by the Group held in plan assets	—	—
Other assets	1	2
Fees paid from plan assets to asset managers of the Group	16	16
Market value of derivatives with a counterparty of the Group	411	679
Notional amount of derivatives with a counterparty of the Group	8,885	9,730

Deutsche Bank	Additional Notes
Annual Report 2025	37 — Information on Subsidiaries
37 — Information on Subsidiaries
Composition of the Group
Deutsche Bank AG is the direct or indirect holding company for the Group’s subsidiaries.The Group consists of 539 (2024:
521) consolidated entities, thereof 264 (2024: 229) consolidated structured entities. 309 (2024: 328) of the entities controlled by the Group are directly or indirectly held by the Group at 100% of the ownership interests (share of capital).
Third parties also hold ownership interests in 230 (2024: 193) of the consolidated entities (noncontrolling interests). As of
December 31, 2025, and 2024, one subsidiary has material noncontrolling interests. Noncontrolling interests for all other subsidiaries are neither individually nor cumulatively material to the Group.
Subsidiaries with material noncontrolling interests

	Dec 31, 2025	Dec 31, 2024
DWS Group GmbH & Co. KGaA
Proportion of ownership interests and voting rights held by noncontrolling interests	20.51%	20.51%
Place of business	Global	Global

in € m	Dec 31, 2025	Dec 31, 2024
Net income attributable to noncontrolling interests	191	133
Accumulated noncontrolling interests of the subsidiary	1,544	1,546
Dividends paid to noncontrolling interests	90	250
Summarized financial information:
Total assets	11,775	11,871
Total liabilities	4,295	4,379
Total net revenues	3,155	2,765
Net income (loss)	928	652
Total comprehensive income (loss), net of tax	429	904
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
–The Group has pledged assets to collateralize its obligations under repurchase agreements, securities financing transactions, collateralized loan obligations and for margining purposes for OTC derivative liabilities
–The assets of consolidated structured entities are held for the benefit of the parties that have bought the notes issued by these entities
Restricted assets

	December 31, 2025		December 31, 2024
in € m.	Total assets	Restricted assets	Total assets	Restricted assets
Interest-earning deposits with banks	148,650	49	132,741	31
Financial assets at fair value through profit or loss	519,960	74,127	545,895	62,615
Financial assets at fair value through other comprehensive income	43,644	12,663	42,090	5,969
Loans at amortized cost	478,214	38,440	483,897	41,942
Other	249,405	10,103	186,409	3,206
Total	1,439,873	135,382	1,391,033	113,762
In addition to the above and in line with the regulation on Liquidity Coverage Ratio (Commission Delegated Regulation
(EU) 2015/61), the Group identifies if assets held in third country are subject to restrictions to their free transferability.
The Group identifies the volume of High-Quality Liquid Assets (HQLA) in excess of net cash outflows held in the third countries which are not freely transferable and excludes them from the HQLA. The aggregated amount of such HQLA that are held at entities in third countries and considered restricted is € 20.5 billion as of December 31, 2025
(€ 20.5 billion as of December 31, 2024).

Deutsche Bank	Additional Notes
Annual Report 2025	38 — Structured entities
38 — Structured entities
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
A structured entity often has some or all of the following features or attributes:
–Restricted activities
–A narrow and well-defined objective
–Insufficient equity to permit the structured entity to finance its activities without subordinated financial support
–Financing in the form of multiple contractually linked instruments to investors that create concentrations of credit or other risks (tranches)
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
Structured entities are consolidated when the substance of the relationship between the Group and the structured entities indicate that the structured entities are controlled by the Group, as discussed in Note 01 “Material Accounting
Policies and Critical Accounting Estimates”.
Consolidated structured entities
The Group has contractual arrangements which may require it to provide financial support to the following types of consolidated structured entities.
Securitization vehicles
The Group uses securitization vehicles for funding purchase of diversified pool of assets. The Group provides financial support to these entities in the form of liquidity facility. As of December 31, 2025, and December 31, 2024, there were no outstanding loan commitments to these entities.
Funds
The Group may provide funding and liquidity facility or guarantees to funds consolidated by the Group. As of December 31,
2025, and December 31, 2024, the notional value of the liquidity facilities and guarantees provided by the Group to such funds was € 1.6 billion and € 1.5 billion, respectively.
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
influence the returns obtained from the entities. These entities are usually set up to provide a certain investment return pre-agreed with the investor, and the Group is not able to change the investment strategy or return during the life of the transaction.

Deutsche Bank	Additional Notes
Annual Report 2025	38 — Structured entities
Third party funding entities
The Group provides funding to structured entities that hold a variety of assets. These entities may take the form of funding entities, trusts and private investment companies. The funding is collateralized by the asset in the structured entities. The Group’s involvement predominantly includes both lending and loan commitments.
The vehicles used in these transactions are controlled by the borrowers who have the ability to decide whether to post additional margin or collateral in respect of the financing. In such cases, where borrowers can decide to continue or terminate the financing, the borrowers will consolidate the vehicle.
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
Other
These are Deutsche Bank sponsored or third party structured entities that do not fall into any criteria above. These entities are not consolidated by the Group when the bank does not hold power over the decision making of these entities
Income derived from involvement with structured entities
The Group earns management fees and, occasionally, performance-based fees for its investment management service in relation to funds. Interest income is recognized on the funding provided to structured entities. Any trading revenue as a result of derivatives with structured entities and from the movements in the value of notes held in these entities is recognized in ‘Net gains/losses on financial assets/liabilities held at fair value through profit and loss.
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
Maximum exposure to unconsolidated structured entities
The maximum exposure to loss is determined by considering the nature of the interest in the unconsolidated structured entity. The maximum exposure for loans and trading instruments is reflected by their carrying amounts in the consolidated balance sheet. The maximum exposure for derivatives and off-balance sheet commitments such as guarantees, liquidity facilities and loan commitments under IFRS 12, as interpreted by Deutsche Bank, is reflected by the notional amounts. Such amounts or its development do not reflect the economic risks faced by the Group because it does not take into account the effects of collateral or hedges, nor the probability of such losses being incurred. At
December 31, 2025, the notional related to the positive and negative replacement values of derivatives and off balance sheet commitments were € 188 billion, € 591 billion and € 28 billion respectively. At December 31, 2024, the notional related to the positive and negative replacement values of derivatives and off balance sheet commitments were
€ 220 billion, € 746 billion and € 29 billion, respectively.

Deutsche Bank	Additional Notes
Annual Report 2025	38 — Structured entities
Size of structured entities
The Group provides a different measure for size of structured entities depending on their type. The following measures have been considered as appropriate indicators for evaluating the size of structured entities:
–Funds – Net asset value or assets under management where the bank holds fund units and notional of derivatives when the bank’s interest comprises of derivatives
–Securitizations – notional of notes in issue (excluding interest only and excess notes where applicable) when the
Group derives its interests through notes its holds and notional of derivatives when the bank’s interests is in the form of derivatives
–Third-party funding entities –Total assets in entities
–Repackaging and investment entities – Fair value of notes in issue
For third party funding entities, size information is not publicly available, therefore the Group has disclosed the greater of the collateral received/pledged or the notional of the exposure the bank has to the entity.
Based on the above definitions, the total size of structured entities is € 3,003 billion, of which the majority of
€ 1,815 billion is from Funds. In 2024, it was € 3,156 billion and € 1,828 billion, respectively.
The following table shows, by type of structured entity, the carrying amounts of the Group’s interests recognized in the consolidated statement of financial position as well as the maximum exposure to loss resulting from these interests. The carrying amounts presented below do not reflect the true variability of returns faced by the Group because they do not take into account the effects of collateral or hedges.
Carrying amounts and size relating to Deutsche Bank’s interests

	Dec 31, 2025
in € m.	Repacka- ging and Investment Entities	Third Party Funding Entities	Securiti- zations	Funds	Total
Assets
Cash and central bank balances	—	—	—	—	—
Interbank balances (w/o central banks)	—	—	—	2	2
Central bank funds sold and securities purchased under resale agreements	—	777	902	5,857	7,536
Securities Borrowed	—	—	—	—	—
Total financial assets at fair value through profit or loss	249	3,150	5,893	81,892	91,184
Trading assets	166	1,751	4,462	6,243	12,622
Positive market values (derivative financial instruments)	83	326	29	4,428	4,866
Non-trading financial assets mandatory at fair value through profit or loss	—	1,072	1,401	71,221	73,695
Financial assets designated at fair value through profit or loss	—	—	—	—	—
Financial assets at fair value through other comprehensive income	—	579	423	87	1,088
Loans at amortized cost	207	50,712	36,059	23,786	110,764
Other assets	87	642	4,117	5,962	10,808
Total assets	543	55,860	47,393	117,587	221,383

Liabilities
Total financial liabilities at fair value through profit or loss	414	19	191	4,937	5,561
Negative market values (derivative financial instruments)	414	19	191	4,937	5,561
Other short-term borrowings	—	—	—	—	—
Other liabilities	—	—	—	—	—
Total liabilities	414	19	191	4,937	5,561
Off-balance sheet exposure	—	5,459	15,118	7,629	28,207
Total	129	61,300	62,320	120,279	244,028

Deutsche Bank	Additional Notes
Annual Report 2025	38 — Structured entities

	Dec 31, 2024
in € m.	Repacka- ging and Investment Entities	Third Party Funding Entities	Securiti- zations	Funds	Total
Assets
Cash and central bank balances	—	—	—	—	—
Interbank balances (w/o central banks)	1	—	—	2	3
Central bank funds sold and securities purchased under resale agreements	—	1,009	382	4,532	5,923
Securities Borrowed	—	—	—	—	—
Total financial assets at fair value through profit or loss	321	4,314	4,652	71,818	81,105
Trading assets	152	2,489	3,773	4,075	10,490
Positive market values (derivative financial instruments)	169	386	38	6,044	6,636
Non-trading financial assets mandatory at fair value through profit or loss	—	1,439	841	61,699	63,978
Financial assets designated at fair value through profit or loss	—	—	—	—	—
Financial assets at fair value through other comprehensive income	—	1,212	479	194	1,885
Loans at amortized cost	188	63,015	34,260	21,540	119,003
Other assets	1	735	4,361	7,774	12,871
Total assets	510	70,285	44,134	105,858	220,788

Liabilities
Total financial liabilities at fair value through profit or loss	1	45	138	6,549	6,733
Negative market values (derivative financial instruments)	1	45	138	6,549	6,733
Other short-term borrowings	—	—	—	—	—
Other liabilities	—	—	—	—	—
Total liabilities	1	45	138	6,549	6,733
Off-balance sheet exposure	—	8,085	12,915	8,089	29,089
Total	509	78,325	56,912	107,398	243,144

Total trading assets as of December 31, 2025, and December 31, 2024, of € 12.6 billion and € 10.5 billion are comprised primarily of € 4.5 billion and € 3.8 billion in securitizations and € 6.2 billion and € 4.1 billion in funds structured entities, respectively. The Group’s interests in securitizations are collateralized by the assets contained in these entities. Where the Group holds fund units these are typically in regard to market making in funds or otherwise serve as hedges for notes issued to clients. Moreover, the credit risk arising from loans made to third party funding structured entities is mitigated by the collateral received.
Non-trading financial assets mandatory at fair value through profit or loss includes reverse repurchase agreements to funds which comprise the majority of the interests in this category and are collateralized by the underlying securities.
Loans as of December 31, 2025, and December 31, 2024, consist of € 110.8 billion and € 119.0 billion investment in securitization tranches and financing to third party funding entities. The Group’s financing to third party funding entities is collateralized by the assets in those structured entities.
Other assets as of December 31, 2025, and December 31, 2024, of € 10.8 billion and € 12.9 billion, respectively, consist primarily of cash margin balances.
Pending Receivable balances are not included in this disclosure note due to the fact that these balances arise from typical customer supplier relationships out of e.g., brokerage type activities and their inherent volatility would not provide users of the financial statements with effective information about Deutsche Bank’s exposures to structured entities.
Financial support
Deutsche Bank did not provide non-contractual support during the year to unconsolidated structured entities.

Deutsche Bank	Additional Notes
Annual Report 2025	38 — Structured entities
Sponsored unconsolidated structured entities where the Group has no interest as of December 31, 2025, and December 31, 2024
As a sponsor, Deutsche Bank is involved in the legal set up and marketing of the entity and supports the entity in different ways, namely:
–Transferring assets to the entities
–Providing seed capital to the entities
–Providing operational support to ensure the entity’s continued operation
–Providing guarantees of performance to the structured entities.
The bank is also deemed a sponsor for a structured entity if market participants would reasonably associate the entity with Deutsche Bank. Additionally, the use of the Deutsche Bank name for the structured entity indicates that the bank has acted as a sponsor.
The gross revenues from sponsored entities where the bank did not hold an interest as of December 31, 2025, and
December 31, 2024, were € 218 million and € 581 million, respectively. Instances where the bank does not hold an interest in an unconsolidated sponsored structured entity include cases where any seed capital or funding to the structured entity has already been repaid in full to the Group during the year. This amount does not take into account the impacts of hedges and is recognized in Net gains/losses on financial assets/liabilities at fair value through profit and loss.
The aggregated carrying amounts of assets transferred to sponsored unconsolidated structured entities in 2025 were
€ 5.8 billion for securitization and € 3.1 billion for repackaging and investment entities. In 2024, they were € 3.7 billion for securitization and € 2.3 billion for repackaging and investment entities.

Deutsche Bank	Additional Notes
Annual Report 2025	39 — Current and non-current assets and liabilities
39 — Current and non-current assets and liabilities
Asset and liability line items by amounts recovered or settled within or after one year
Asset items as of December 31, 2025

	Amounts to be recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2025
Cash and central bank balances	164,659	—	164,659
Interbank balances (w/o central banks)	6,956	6	6,962
Central bank funds sold and securities purchased under resale agreements	27,900	9,609	37,509
Securities borrowed	6	—	6
Financial assets at fair value through profit or loss	512,024	7,937	519,960
Financial assets at fair value through other comprehensive income	11,277	32,367	43,644
Equity method investments	—	924	924
Loans at amortized cost	120,163	358,051	478,214
Property and equipment	—	5,924	5,924
Goodwill and other intangible assets	—	7,561	7,561
Other assets	125,514	41,645	167,160
Assets for current tax	1,159	450	1,609
Total assets before deferred tax assets	969,658	464,472	1,434,130
Deferred tax assets			5,743
Total assets			1,439,873
Liability items as of December 31, 2025

	Amounts to be recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2025
Deposits	668,977	25,604	694,580
Central bank funds purchased and securities sold under repurchase agreements	3,507	670	4,177
Securities loaned	2	—	2
Financial liabilities at fair value through profit or loss	358,048	26,181	384,230
Other short-term borrowings	18,204	—	18,204
Other liabilities	131,448	6,214	137,662
Provisions	2,408	—	2,408
Liabilities for current tax	499	195	694
Long-term debt	22,175	92,579	114,754
Trust preferred securities	283	—	283
Total liabilities before deferred tax liabilities	1,205,550	151,444	1,356,993
Deferred tax liabilities			594
Total liabilities			1,357,588

Deutsche Bank	Additional Notes
Annual Report 2025	39 — Current and non-current assets and liabilities
Asset items as of December 31, 2024

	Amounts to be recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2024
Cash and central bank balances	147,494	—	147,494
Interbank balances (w/o central banks)	6,154	6	6,160
Central bank funds sold and securities purchased under resale agreements	32,061	8,742	40,803
Securities borrowed	32	11	44
Financial assets at fair value through profit or loss	538,650	7,246	545,896
Financial assets at fair value through other comprehensive income	10,539	31,551	42,090
Equity method investments	—	1,028	1,028
Loans at amortized cost	131,164	352,733	483,897
Property and equipment	—	6,193	6,193
Goodwill and other intangible assets	—	7,749	7,749
Other assets	77,235	23,943	101,178
Assets for current tax	1,287	514	1,801
Total assets before deferred tax assets	944,616	439,715	1,384,331
Deferred tax assets			6,702
Total assets			1,391,033
Liability items as of December 31, 2024

	Amounts to be recovered or settled		Total
in € m.	within one year	after one year	Dec 31, 2024
Deposits	642,421	25,279	667,701
Central bank funds purchased and securities sold under repurchase agreements	2,710	1,030	3,740
Securities loaned	2	—	2
Financial liabilities at fair value through profit or loss	393,378	19,032	412,409
Other short-term borrowings	9,895	—	9,895
Other liabilities	88,347	7,269	95,616
Provisions	3,326	—	3,326
Liabilities for current tax	492	228	720
Long-term debt	20,628	94,270	114,899
Trust preferred securities	287	—	287
Total liabilities before deferred tax liabilities	1,161,486	147,109	1,308,594
Deferred tax liabilities			574
Total liabilities			1,309,168
40 — Events after the reporting period
After the reporting date no material events occurred which had a significant impact on the bank’s results of operations, financial position and net assets.

Deutsche Bank	Additional Notes
Annual Report 2025	41 — Regulatory capital information
41 — Regulatory capital information
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
The total own funds pursuant to the effective regulations as of year-end 2025 comprises Tier 1 and Tier 2 capital. Tier 1 capital is subdivided into Common Equity Tier 1 capital and Additional Tier 1 capital.
CET 1 capital consists primarily of common share capital (net of own holdings) including related share premium accounts, retained earnings (including losses for the financial year, if any) and accumulated other comprehensive income, subject to prudential filters and regulatory adjustments as well as minority interests qualifying for inclusion in consolidated CET 1 capital. Prudential filters for CET 1 capital, according to Articles 32 to 35 CRR, include securitization gains on sale, cash flow hedges and changes in the value of own liabilities, and additional value adjustments. CET 1 capital regulatory adjustments for instance includes intangible assets (exceeding their prudential value), temporary treatment of unrealized gains and losses measured at fair value through OCI in accordance with Article 468 CRR which was discontinued in the fourth quarter of 2025, deferred tax assets that rely on future profitability, negative amounts resulting from the calculation of expected loss amounts, net defined benefit pension fund assets, reciprocal cross holdings in the capital of financial sector entities and, significant and non-significant investments in the capital (CET 1,
AT1, Tier 2) of financial sector entities above certain thresholds. All items which are not deducted (i.e., amounts below the threshold) are subject to risk-weighting.
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
Capital instruments
The Management Board was authorized by the 2024 Annual General Meeting to buy, on or before April 30, 2029, shares of up to 10% of the share capital at the time this resolution was taken or, if lower, of the share capital at the respective time the authorization was exercised. As at the 2024 Annual General Meeting, this corresponded to a volume of up to
199.5 million shares. Thereof, a volume of up to 5% of the total share capital or 99.7 million shares can be purchased by using derivatives, including derivatives with a volume of up to 2% of the total share capital with a maturity exceeding
18 months. During the period from the 2024 Annual General Meeting until the 2025 Annual General Meeting, 34.6 million shares were purchased for equity compensation purposes in the same period or upcoming periods. Thereof, 21.3 million shares were purchased by exercising call options. In addition, 22.7 million new call options were purchased for equity compensation purposes in upcoming periods. Furthermore, 27.9 million shares were purchased for cancellation with the purpose of distributing capital to shareholders in the same period. Thereof, 20.9 million shares were acquired as part of the share buyback program of € 675 million in 2024 and were cancelled at the beginning of the year 2025; and
7.0 million shares were acquired as part of the share buyback program of € 750 million in 2025. The number of shares held in Treasury amounted to 12.9 million as of the 2025 Annual General Meeting. Thereof, 7.0 million shares relate to shares bought back for cancellation as part of the € 750 million share buyback program in 2025. The remaining volume of
5.9 million shares relates to shares to be used for equity compensation purposes in upcoming periods.

Deutsche Bank	Additional Notes
Annual Report 2025	41 — Regulatory capital information
The Annual General Meeting on May 22, 2025 granted the Management Board the approval to buy, on or before April 30,
2030, shares of up to 10% of the share capital at the time of this resolution was taken or, if lower, of the share capital at the respective time the authorization was exercised. As at the 2025 Annual General Meeting, this corresponded to
194.8 million shares. Thereof, a volume of up to 5% of the total share capital or 97.4 million shares can be purchased by using derivatives, including derivatives with a volume of up to 2% of the total share capital with a maturity exceeding
18 months. These authorizations replaced the authorizations of the previous year. During the period from the 2025
Annual General Meeting until December 31, 2025, 4.6 million shares were purchased for equity compensation purposes in upcoming periods and 30.6 million shares were purchased for cancellation with the purpose of distributing capital to shareholders. Thereof, 22.3 million shares were purchased as part of the € 750 million share buyback program and
8.4 million shares were acquired as part of the € 250 million share buyback program. In December 2025, a total number of 37.7 million shares were cancelled. The number of shares held in Treasury amounted to 7.7 million shares as of
December 31, 2025. The shares will be used for equity compensation purposes in upcoming periods.
Since the 2017 Annual General Meeting, renewed at the 2021 Annual General Meeting and valid until the 2025 Annual
General Meeting, authorized capital available to the Management Board was € 2,560 million (1,000 million shares). At the
2025 Annual General Meeting this authorized capital was replaced by a new authorized capital of € 2,493 million
(973.8 million shares). As of December 31, 2025 this authorization has not been utilized and authorized capital remains at
€ 2,493 million.
Since the 2022 Annual General Meeting and until the 2025 Annual General Meeting, the Management Board was
authorized to issue participatory notes and other hybrid debt securities that fulfill the regulatory requirements to qualify as Additional Tier 1 capital with an equivalent value of € 9 billion. In this period Deutsche Bank issued € 5.75 billion new
AT1 notes, thereof € 1.5 billion in March 2025. Since the 2025 Annual General Meeting the Management Board is
authorized to issue participatory notes and other hybrid debt securities that fulfill the regulatory requirements to qualify as Additional Tier 1 capital with an equivalent value of € 12 billion on or before April 30, 2030. Under this authorization as of December 31, 2025 Deutsche Bank issued € 1.0 billion new AT1 notes.
Based on the current CRR, the amount recognized as regulatory AT1 capital amounted to € 11.5 billion. The corresponding nominal amount of outstanding AT1 instruments was € 11.7 billion as of December 31, 2025. In 2025, AT1 instruments with a nominal value of € 2.4 billion were called. The bank issued new AT1 notes with a nominal amount of
€ 2.5 billion in 2025.
As of December 31, 2025, the amount recognized as regulatory Tier 2 amounted capital to € 7.1 billion. The corresponding nominal amount of outstanding Tier 2 instruments was € 8.3 billion as of December 31, 2025. In 2025,
Tier 2 instruments with a nominal value of € 2.8 billion matured and € 0.1 billion became ineligible. There were no new issuances of Tier 2 instruments in 2025.
Prudential requirements and additional buffers
Failure to meet minimum capital requirements can result in supervisory measures such as restrictions of profit distributions or limitations on certain businesses such as lending. Deutsche Bank complied with the minimum regulatory capital adequacy requirements in 2025.

Deutsche Bank	Additional Notes
Annual Report 2025	41 — Regulatory capital information
Details on regulatory capital
Own Funds Template (incl. RWA and capital ratios)

in € m.	Dec 31, 2025	Dec 31, 2024
Common Equity Tier 1 (CET 1) capital: instruments and reserves
Capital instruments, related share premium accounts and other reserves	42,983	44,130
Retained earnings	21,149	19,978
Accumulated other comprehensive income (loss), net of tax	(4,159)	(1,229)
Independently reviewed interim profits net of any foreseeable charge or dividend[1]	3,347	801
Other	917	1,020
Common Equity Tier 1 (CET 1) capital before regulatory adjustments	64,237	64,700
Common Equity Tier 1 (CET 1) capital: regulatory adjustments
Additional value adjustments (negative amount)	(1,667)	(1,680)
Other prudential filters (other than additional value adjustments)	296	95
Goodwill and other intangible assets (net of related tax liabilities) (negative amount)	(5,045)	(5,277)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (negative amount)	(2,533)	(3,463)
Negative amounts resulting from the calculation of expected loss amounts	(2,579)	(3,037)
Defined benefit pension fund assets (net of related tax liabilities) (negative amount)	(1,135)	(1,173)
Direct, indirect and synthetic holdings by an institution of own CET 1 instruments (negative amount)	—	—
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities (amount above the 10%/15% thresholds and net of eligible short positions) (negative amount)	—	—
Deferred tax assets arising from temporary differences (net of related tax liabilities where the conditions in Art. 38 (3) CRR are met) (amount above the 10%/15% thresholds) (negative amount)	—	—
Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 468 CRR	—	1,012
Other regulatory adjustments[2]	(2,309)	(1,721)
Total regulatory adjustments to Common Equity Tier 1 (CET 1) capital	(14,971)	(15,244)
Common Equity Tier 1 (CET 1) capital	49,266	49,457
Additional Tier 1 (AT1) capital: instruments
Capital instruments and the related share premium accounts	11,648	11,508
Amount of qualifying items referred to in Art. 484 (4) CRR and the related share premium accounts subject to phase out from AT1		—
Additional Tier 1 (AT1) capital before regulatory adjustments	11,648	11,508
Additional Tier 1 (AT1) capital: regulatory adjustments
Direct, indirect and synthetic holdings by an institution of own AT1 instruments (negative amount)	(130)	(130)
Residual amounts deducted from AT1 capital with regard to deduction from CET 1 capital during the transitional period pursuant to Art. 472 CRR
Other regulatory adjustments	—	—
Total regulatory adjustments to Additional Tier 1 (AT1) capital	(130)	(130)
Additional Tier 1 (AT1) capital	11,518	11,378
Tier 1 capital (T1 = CET 1 + AT1)	60,784	60,835

Tier 2 (T2) capital	7,050	7,676
Total capital (TC = T1 + T2)	67,834	68,511
Total risk-weighted assets	347,133	357,427
Capital ratios
Common Equity Tier 1 capital ratio (as a percentage of risk-weighted assets)	14.2	13.8
Tier 1 capital ratio (as a percentage of risk-weighted assets)	17.5	17.0
Total capital ratio (as a percentage of risk-weighted assets)	19.5	19.2
1Full year profit is recognized as per ECB Decision (EU) 2015/656 in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4); current year profits of € 6.9 billion reduced by deductions for future shareholder distribution of € 3.1 billion and AT1 coupons of € 0.5 billion
2Includes capital deductions of € 1.4 billion (December 31, 2024: € 1.4 billion) based on ECB guidance on irrevocable payment commitments related to the Single
Resolution Fund and the Deposit Guarantee Scheme, € 0.7 billion (December 31, 2024: € 0.3 billion) based on ECB's supervisory recommendation for a prudential provisioning of non-performing exposures

Deutsche Bank	Additional Notes
Annual Report 2025	41 — Regulatory capital information
Reconciliation of shareholders’ equity to Own Funds

	CRR/CRD
in € m.	Dec 31, 2025	Dec 31, 2024
Total shareholders’ equity per accounting balance sheet (IASB IFRS)	69,015	68,709
Difference between equity per IASB IFRS/EU IFRS³	(2,082)	(2,433)
Total shareholders’ equity per accounting balance sheet (EU IFRS)	66,933	66,276
Deconsolidation/Consolidation of entities	(24)	(24)
Of which:
Additional paid-in capital	—	—
Retained earnings	(16)	(24)
Accumulated other comprehensive income (loss), net of tax	(9)	—
Total shareholders' equity per regulatory balance sheet	66,909	66,252
Minority Interests (amount allowed in consolidated CET 1)	917	1,020
AT1 coupon and shareholder distribution deduction[1]	(3,585)	(2,565)
Capital instruments not eligible under CET 1 as per CRR 28(1)	(4)	(7)
Common Equity Tier 1 (CET 1) capital before regulatory adjustments	64,237	64,700
Prudential filters	(1,371)	(1,585)
Of which:
Additional value adjustments	(1,667)	(1,680)
Any increase in equity that results from securitized assets	—	—
Fair value reserves related to gains or losses on cash flow hedges and gains or losses on liabilities designated at fair value resulting from changes in own credit standing	296	95
Regulatory adjustments	(13,600)	(13,659)
Of which:
Goodwill and other intangible assets (net of related tax liabilities) (negative amount)	(5,045)	(5,277)
Deferred tax assets that rely on future profitability	(2,533)	(3,463)
Negative amounts resulting from the calculation of expected loss amounts	(2,579)	(3,037)
Defined benefit pension fund assets (net of related tax liabilities) (negative amount)	(1,135)	(1,173)
Direct, indirect and synthetic holdings by the institution of the CET 1 instruments of financial sector entities where the institution has a significant investment in those entities	—	—
Securitization positions not included in risk-weighted assets	—	—
Collective Investment Undertakings (CIU) not included in risk-weighted assets	(214)	—
Regulatory adjustments relating to unrealized gains and losses pursuant to Art. 468 CRR	—	1,012
Others[2]	(2,094)	(1,721)
Common Equity Tier 1 capital	49,266	49,457
1Full year profit is recognized as per ECB Decision (EU) 2015/656 in accordance with the Article 26(2) of Regulation (EU) No 575/2013 (ECB/2015/4); current year deductions include deductions for distribution to shareholders of € 3.1 billion and AT1 coupons of € 0.5 billion
2 Includes capital deductions of € 1.4 billion (December 31, 2024: € 1.4 billion) based on ECB guidance on irrevocable payment commitments related to the Single
Resolution Fund and the Deposit Guarantee Scheme, € 0.7 billion (December 31, 2024: € 0.3 billion) based on ECB’s supervisory recommendation for a prudential provisioning of non-performing exposures
3Differences in “equity per balance sheet” result entirely from deviations in profit (loss) after taxes due to the application of EU carve-out rules as set forth in Note 01
"Material Accounting Policies and Critical Accounting Estimates". These rules were initially applied in the first quarter 2020.

Deutsche Bank	Additional Notes
Annual Report 2025	41 — Regulatory capital information
Capital management
Deutsche Bank’s Treasury function manages solvency, capital adequacy, leverage, and bail-in capacity ratios at Group level and locally in each region, as applicable. Treasury implements Deutsche Bank’s capital strategy, which itself is developed by the Group Risk Committee and approved by the Management Board. Treasury, directly or through the
Group Asset and Liability Committee (ALCO), manages, among other things, issuance and repurchase of shares and capital instruments, hedging of capital ratios against foreign exchange swings, the design of shareholders’ equity allocation, and regional capital planning. The Group ALCO discusses and endorses divisional capacities for key financial resources for approval to the Group Risk Committee where then quarterly resource limits are approved, The bank is fully committed to maintaining Deutsche Bank’s sound capitalization both from an economic and regulatory perspective considering both book equity based on IFRS accounting standards, regulatory and economic capital as well as specific capital requirements from rating agencies. The bank continuously monitors and adjusts Deutsche Bank’s overall capital demand and supply to always achieve an appropriate balance.
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
Further, Treasury is a member of Deutsche Bank’s Pensions Committee and represented in relevant Investment
Committees overseeing the management of the assets of the largest Deutsche Bank pension funds in Germany. These investment committees set the investment strategy for these funds in line with the bank’s investment objective to protect the capital base and distribution capacity of the bank.

Deutsche Bank	Additional Notes
Annual Report 2025	42 – Condensed Deutsche Bank AG (parent company only) financial information
42 – Condensed Deutsche Bank AG (parent company only)
financial information
Condensed statement of income

in € m.	2025	2024	2023
Interest income, excluding dividends from subsidiaries	39,442	42,684	38,205
Dividends received from subsidiaries:
Bank subsidiaries	651	446	516
Nonbank subsidiaries	1,645	1,677	2,255
Interest expense	28,415	32,068	26,260
Net interest and dividend income	13,323	12,740	14,715
Provision for credit losses	1,525	1,359	1,158
Net interest and dividend income after provision for credit losses	11,798	11,381	13,557
Noninterest income:
Commissions and fee income	5,304	5,114	4,513
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	3,684	4,736	4,681
Other income (loss)[1]	2,296	1,939	(412)
Total noninterest income	11,284	11,789	8,782
Noninterest expenses:
Compensation and benefits	6,263	6,271	5,896
General and administrative expenses	5,871	7,461	6,540
Services provided by (to) affiliates, net	2,177	2,486	2,540
Impairment of goodwill and other intangible assets	216	—	—
Total noninterest expenses	14,527	16,218	14,976
Income (loss) before income taxes	8,555	6,951	7,363
Income tax expense (benefit)	1,117	1,307	906
Net income (loss) attributable to Deutsche Bank shareholders and additional equity components	7,438	5,644	6,457
1Includes net gains (losses) on financial assets mandatory at fair value through other comprehensive income as well as impairments and write-ups on investments in subsidiaries.
Condensed statement of comprehensive income

in € m.	2025	2024	2023
Net income (loss) attributable to Deutsche Bank shareholders and additional equity components	7,438	5,644	6,457
Other comprehensive income (loss), net of tax	(2,273)	197	(143)
Total comprehensive income (loss), net of tax	5,165	5,841	6,314

Deutsche Bank	Additional Notes
Annual Report 2025	42 – Condensed Deutsche Bank AG (parent company only) financial information
Condensed balance sheet

in € m.	Dec 31, 2025	Dec 31, 2024
Assets:
Cash and central bank balances:	134,099	117,769
Interbank balances (w/o central banks):
Bank subsidiaries	17,850	24,335
Other	8,567	5,298
Central bank funds sold, securities purchased under resale agreements, securities borrowed:
Bank subsidiaries	—	—
Nonbank subsidiaries	9,295	9,340
Other	37,424	40,835
Financial assets at fair value through profit or loss:
Bank subsidiaries	1,935	2,049
Nonbank subsidiaries	3,410	2,203
Other	457,523	480,479
Financial assets at fair value through other comprehensive income	69,543	68,423
Investments in associates	286	285
Investment in subsidiaries:
Bank subsidiaries	7,625	6,830
Nonbank subsidiaries	26,527	26,311
Loans:
Bank subsidiaries	45,311	45,569
Nonbank subsidiaries	36,208	36,467
Other	350,513	353,037
Other assets:
Bank subsidiaries	2,406	2,727
Nonbank subsidiaries	13,103	10,947
Other	124,113	100,273
Total assets	1,345,738	1,333,177
Liabilities and equity:
Deposits:
Bank subsidiaries	29,303	28,657
Nonbank subsidiaries	14,750	14,197
Other	594,883	568,530
Central bank funds purchased, securities sold under repurchase agreements and securities loaned:
Bank subsidiaries	591	1,298
Nonbank subsidiaries	25,404	28,881
Other	4,077	3,718
Financial liabilities at fair value through profit or loss:
Bank subsidiaries	2,795	3,038
Nonbank subsidiaries	2,471	1,329
Other	335,286	359,961
Other short-term borrowings:
Bank subsidiaries	38	586
Nonbank subsidiaries	801	684
Other	17,984	9,681
Other liabilities:
Bank subsidiaries	1,609	1,624
Nonbank subsidiaries	7,455	6,282
Other	83,806	82,547
Long-term debt	154,647	154,437
Total liabilities	1,275,900	1,265,448
Total shareholders’ equity	58,130	56,179
Additional equity components	11,708	11,550
Total equity	69,838	67,729
Total liabilities and equity	1,345,738	1,333,177

Deutsche Bank	Additional Notes
Annual Report 2025	42 – Condensed Deutsche Bank AG (parent company only) financial information
Condensed statement of cash flows

in € m.	2025	2024	2023
Net cash provided by (used in) operating activities	43,482	(29,917)	5,231
Cash flows from investing activities:
Proceeds from:
Sale of financial assets at fair value through other comprehensive income	10,215	17,261	14,245
Maturities of financial assets at fair value through other comprehensive income	14,709	14,788	13,769
Sale of debt securities held to collect at amortized cost	—	20	—
Maturities of debt securities held to collect at amortized cost	3,426	6,435	6,702
Sale of equity method investments	—	—	20
Sale of property and equipment	4	17	28
Purchase of:
Financial assets at fair value through other comprehensive income	(28,744)	(35,559)	(32,017)
Debt Securities held to collect at amortized cost	(22,951)	(5,110)	(3,920)
Investments in associates	(5)	(57)	(60)
Property and equipment	(298)	(377)	(327)
Net change in investments in subsidiaries	(531)	(495)	(35)
Other, net	(1,382)	(1,303)	(1,199)
Net cash provided by (used in) investing activities	(25,557)	(4,379)	(2,794)
Cash flows from financing activities:
Issuances of subordinated long-term debt	19	3	1,396
Repayments and extinguishments of subordinated long-term debt	(2,699)	(114)	(1,407)
Principal portion of lease payments	(363)	(413)	(395)
Common shares issued	—	—	—
Purchases of treasury shares	(1,618)	(1,126)	(857)
Sale of treasury shares	—	—	395
Additional Equity Components (AT1) issued	2,500	3,000	—
Additional Equity Components (AT1) repaid	(2,360)	—	—
Purchases of Additional Equity Components (AT1)	(3,063)	(3,341)	(356)
Sale of Additional Equity Components (AT1)	3,071	3,316	415
Coupon on additional equity components, pre tax	(761)	(574)	(498)
Cash dividends paid to Deutsche Bank shareholders	(1,315)	(883)	(610)
Net cash provided by (used in) financing activities	(6,589)	(131)	(1,918)
Net effect of exchange rate changes on cash and cash equivalents	(4,109)	1,967	(791)
Net increase (decrease) in cash and cash equivalents	7,228	(32,460)	(273)
Cash and cash equivalents at beginning of period	104,608	137,068	137,341
Cash and cash equivalents at end of period	111,836	104,608	137,068
Net cash provided by (used in) operating activities include
Income taxes paid (received), net	25	738	196
Interest paid	28,553	31,629	24,360
Interest received	39,533	41,863	38,161
Dividends received	2,186	2,754	2,053
Cash and cash equivalents comprise
Cash and central bank balances (not included Interest-earning time deposits with central banks)	104,817	98,417	132,547
Interbank balances (w/o central banks)	7,018	6,191	4,521
Total	111,836	104,608	137,068

Parent company’s long-term debt by earliest contractual maturity

in € m.	Due in 2026	Due in 2027	Due in 2028	Due in 2029	Due in 2030	Due after 2030	Total Dec 31, 2025	Total Dec 31, 2024
Senior debt:
Bonds and notes:
Fixed rate	13,565	12,269	13,269	10,378	8,854	9,150	67,485	70,482
Floating rate	2,508	2,817	517	1,050	1,918	3,471	12,281	11,196
Other	3,797	2,713	2,454	2,075	1,382	53,333	65,754	59,940
Subordinated debt
Bonds and notes:
Fixed rate	2,024	2,363	—	—	424	3,401	8,212	12,234
Floating rate	—	—	—	—	—	230	230	500
Other	642	20	—	—	23	—	685	85
Total long-term debt	22,536	20,182	16,240	13,503	12,601	69,585	154,647	154,437

Deutsche Bank	Report of Independent Registered Public Accounting Firm
Annual Report 2025
Report of Independent Registered Public Accounting
Firm
To the Shareholders and the Supervisory Board of Deutsche Bank Aktiengesellschaft:
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Deutsche Bank Aktiengesellschaft (“the Company”)
as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, the related notes and the specific disclosures described in Note 1 to the consolidated financial statements as being part of the financial statements (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United
States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the
Treadway Commission (2013 framework) and our report dated March 9, 2026 expressed an unqualified opinion thereon.
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
subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Deutsche Bank	Report of Independent Registered Public Accounting Firm
Annual Report 2025

Valuation of level 3 financial instruments with related inputs not quoted in active markets
Description of the Matter
Management uses valuation techniques to establish the fair value of Level 3 financial instruments with related inputs not quoted in active markets. The Group held Level 3 financial assets and financial liabilities measured at fair value of EUR 25,697 million and EUR 11,547 million respectively as of December 31, 2025. The relevant financial instruments are reported within financial assets and liabilities at fair value through profit or loss, and financial assets at fair value through other comprehensive income. Information on the valuation techniques, models and methodologies used in the measurement of fair value is provided in notes 1 and 13 of the notes to the consolidated financial statements.
Financial instruments with related inputs that are not quoted in active markets include structured derivatives valued using complex models; more-complex or illiquid OTC derivatives; distressed debt; highly-structured bonds; illiquid loans; credit spreads used to determine valuation adjustments; and other significant inputs which cannot be observed for financial instruments with longer-dated maturities.
Auditing the valuation of Level 3 financial instruments with related inputs not quoted in active markets was complex due to the valuation techniques and models being utilized and the unobservability of the significant inputs used.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over management’s processes to determine the fair value of financial instruments and significant unobservable inputs therein. This includes controls relating to independent price verification; independent validation of valuation models, including assessment of model limitations; monitoring valuation model usage; and calculation of fair value adjustments.
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

Deutsche Bank	Report of Independent Registered Public Accounting Firm
Annual Report 2025

Inclusion of forward-looking information in the model-based calculation of expected credit losses
Description of the Matter
As of December 31, 2025, the Group recognized an allowance for credit losses of EUR 6,597 million, with EUR 1,537 million relating to Stage 1 and Stage 2 allowances. Information on the inclusion of forward-looking information into the model-based calculation of expected credit losses and their adjustments for Stages 1 and 2 is provided in notes 1 and 19 of the notes to the
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

How We Addressed the Matter in Our Audit
We obtained an understanding of the processes implemented by management, assessed the design of the controls over the selection, determination, monitoring and validation of forward-
looking information in respect of the requirements under IFRS 9, and tested their operating effectiveness.
We evaluated management’s review of its expected credit loss model, forecasting methods, assumptions and inputs conducted through the model validation process. Furthermore, we evaluated the methods used to include the selected variables in the baseline scenario and the derivation of the multiple scenarios.
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
To assess the inclusion of forward-looking information in the model-based calculation of expected credit losses, we involved internal credit risk modeling specialists.

Deutsche Bank	Report of Independent Registered Public Accounting Firm
Annual Report 2025

Expected credit losses for defaulted US commercial real estate loans

Description of the Matter
As of December 31, 2025, the Group recognized loan exposures of EUR 30.6 billion relating to non-recourse commercial real estate loans business with corresponding allowances of EUR 1.1 billion. Information on the Group’s commercial real estate loans business is included in note 19 of the notes to the consolidated financial statements as well as the section titled “Commercial Real
Estate” within chapter “Credit Risk Exposure” (Focus Areas in 2025) of the Risk Report (combined management report), which is an integral part of the Consolidated Financial Statements.
Identifying defaults and calculating the expected credit losses for defaulted loan exposures involves various assumptions and estimation of inputs, particularly regarding the ability of the borrower to repay the obligation, expectations of future cash flows, including expected proceeds from the realization of collateral.
Auditing expected credit losses (ECL) for defaulted commercial real estate loans was complex due to the economic uncertainty and significant use of judgment, in particular for commercial real estate located in the US.

How We Addressed the Matter in Our Audit
We obtained an understanding of the processes for identifying and calculating expected credit losses for borrowers in the US commercial real estate loans business. We assessed the design and tested the operating effectiveness of controls related to credit risk rating, the application of default criteria and transfer to Stage 3 in accordance with IFRS 9 and the calculation of the expected credit loss.
We evaluated the criteria used by management to determine defaulted loans in accordance with
IFRS 9.
For a sample of US commercial real estate loans, we analyzed the application of default criteria used for ECL-staging. For loans classified as Stage 3 we assessed the significant assumptions concerning the estimated future cash flows from the loan exposures by assessing the collateral value, the solvency of the borrower and the publicly available market and industry forecasts. We searched for and evaluated information that corroborates or contradicts management’s forecasted assumptions. We also tested the arithmetical accuracy of the expected credit loss calculated for defaulted exposures.
We involved internal specialists to assess the valuation of US commercial real estate collateral on a sample basis.

Deutsche Bank	Report of Independent Registered Public Accounting Firm
Annual Report 2025

Impairment testing of goodwill for the Asset Management cash-generating unit
Description of the Matter
As of December 31, 2025, the Group reported goodwill of EUR 2,735 million that was exclusively allocated to its Asset Management cash-generating unit (CGU). Information on the impairment testing of goodwill is provided in notes 1 and 23 of the notes to the consolidated financial statements.
For purposes of the impairment test, the recoverable amount of the Asset Management CGU is calculated using the discounted cash flow model. In this context, significant assumptions are made regarding the earnings projections and the input parameters of the Capital Asset Pricing
Model from which the discount rate is derived.
Auditing the impairment testing of goodwill for the Asset Management CGU involved a high degree of judgment due to the earnings projections and discount rate contained in the discounted cash flow model.

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
We analyzed changes in assumptions made to the earnings projections  compared with the prior year. We compared the earnings projections with the prior fiscal year’s projections and with the actual results achieved and evaluated any significant deviations. We assessed the consistency and reasonableness of management’s assumptions made regarding the earnings projections by comparing them with external market expectations.
Furthermore, we assessed the discount rate by comparing it to a range of externally available data.
To assess the above assumptions made in the recoverability of the Asset Management CGU, we involved internal business valuation specialists.

Deutsche Bank	Report of Independent Registered Public Accounting Firm
Annual Report 2025

Recognition and measurement of deferred tax assets
Description of the Matter
As of December 31, 2025, the Group reported net deferred tax assets of EUR 5,149 million.
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

Deutsche Bank	Report of Independent Registered Public Accounting Firm
Annual Report 2025

Provisions and contingent liabilities for civil litigation and regulatory enforcement
Description of the Matter
As of December 31, 2025, the Group’s provisions for civil litigation and regulatory enforcement were EUR 1.3 billion and contingent liabilities were EUR 0.9 billion. Information on Provisions for civil litigation and regulatory enforcement is provided in notes 1 and 27 of the notes to the
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
For a sample of relevant matters, we evaluated management’s assessment of the probability and amount of economic outflow, including the assumptions and variables considered for each respective matter. These procedures included inspecting internal and external legal analyses detailing the judgmental aspects subject to legal interpretation. We also read minutes of key management committee meetings (including the Management Board) as well as related correspondence, such as court proceedings, settlement agreements, regulatory inquiries and investigation reports. We obtained correspondence directly from external legal counsel to assess the information provided by management and performed inquiries with external counsel as necessary.
We involved internal valuation specialists to assess the methodology of relevant matters on which the provision amounts were determined as well as internal legal specialists to assess for applicable matters the probability of an outflow and the amount of provision recognized.

/s/ EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft
We have served as the Company’s auditor since 2020.
Eschborn/Frankfurt am Main, Germany
March 9, 2026

Deutsche Bank	Compensation Report
Annual Report 2025
3-Compensation Report

Deutsche Bank	Introduction
Annual Report 2025
Introduction
The Compensation Report for the year 2025 provides detailed information on compensation in Deutsche Bank Group.
The information presented in this document is based on IFRS as issued by the IASB (IASB IFRS), whereas Deutsche Bank’s financial targets and capital objectives are based on financial results prepared in accordance with IFRS as issued by the
IASB and endorsed by the EU (EU IFRS). The IASB IFRS financial results may materially differ from the EU-IFRS results as
Deutsche Bank applies hedge accounting under the EU carve-out. Therefore, the IASB IFRS financial results are not a basis for measuring the bank’s financial performance and progress towards its financial targets or capital objectives and are not discussed below. For additional details, please refer to “Note 01 – Material Accounting Policies and Critical
Accounting Estimates – EU carve-out” to the consolidated financial statements.
Compensation Report for the Management Board and the
Supervisory Board
The Compensation Report for the 2025 financial year was prepared jointly by the Management Board and the
Supervisory Board of Deutsche Bank Aktiengesellschaft (hereinafter: Deutsche Bank AG or the bank).
The Compensation Report fulfils the current legal and regulatory requirements, in particular of Section 162 of the
German Stock Corporation Act and the Remuneration Ordinance for Institutions (Institutsvergütungsverordnung) and takes into account the recommendations set out in the German Corporate Governance Code. It is also in compliance with the applicable requirements of the accounting rules for capital market-oriented companies (German Commercial Code,
International Financial Reporting Standards) as well as the guidelines issued by the working group “Guidelines for
Sustainable Management Board Remuneration Systems”.
Employee Compensation Report
This part of the compensation report discloses information with regard to the compensation system and structure that applies to the employees in Deutsche Bank Group. The report provides details on the Group Compensation Framework, and it outlines the decisions on variable compensation for 2025. Furthermore, this part contains quantitative disclosures specific to employees identified as Material Risk Takers (`MRT´s) in accordance with the Remuneration Ordinance for
Institutions.

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Executive Summary
Compensation of the Management Board
Executive Summary
Deutsche Bank continued its transformation and further advanced its strategic priorities in 2025 despite a challenging market environment. Building on progress made in 2024 under the “Global Hausbank” strategy, the bank strengthened earnings capacity, operational efficiency, and capital discipline.
By the end of 2025, the bank had met or surpassed its key financial targets and capital objectives, measured on the financial results prepared in accordance with IFRS as issued by the IASB and endorsed by the EU (EU IFRS), which represents the basis for the Supervisory Board determining the Management Board’s variable compensation.
Deutsche Bank’s financial and regulatory targets are based on the financial results prepared in accordance with IFRS as issued by the IASB and endorsed by the EU. The IASB IFRS financial results may materially differ from the EU-IFRS results as Deutsche Bank applies hedge accounting under the EU carve-out. Therefore, the IASB IFRS financial results are not a basis for measuring the bank’s financial performance and progress towards its financial targets or capital objectives and are not discussed below. For additional details, please refer to “Note 01 – Material Accounting Policies and Critical
Accounting Estimates – EU carve-out” to the consolidated financial statements.
Compensation Report 2024
The Compensation Report 2024 for members of the Management Board and Supervisory Board of Deutsche Bank as
published on March 13, 2025, was submitted to the General Meeting on May 22, 2025, for approval in accordance with
Section 120a (4) of the German Stock Corporation Act. The General Meeting approved the Compensation Report with a majority of 96.08%.
Compensation Decisions in 2025
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
Board considers the international environment in which Deutsche Bank’s Management Board members need to operate as crucial. Therefore, universal and investment banks are seen as the most relevant peer group. Thus, target compensation levels need to be aligned with top performers in this market in order to find suitable candidates.

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Executive Summary
The Supervisory Board carefully considers stakeholders’ views when making compensation decisions. Several extraordinary aspects are also taken into account. Deutsche Bank Management Board members often have complex profiles, with dual or multiple responsibilities that are essential for ongoing business success, such as market access and broad experience. Regulatory requirements mean that fixed base salaries at Deutsche Bank must be higher than those at many global banks, since variable compensation carries a higher risk profile due to its long-term focus, strict link to share price performance, and multi-year payout scheme. Additionally, only a few international banks have explicit target compensation structures, so market benchmarks are based on actual compensation levels. Ensuring the retention of existing Management Board members is also a key consideration. Taking all these aspects into account the Supervisory
Board made the following compensation decisions in 2025:
Within the framework of the annual review of Management Board compensation levels, newer market data showed a higher compensation level for Laura Padovani’s area of functional responsibility on the Management Board for
Compliance and Anti-Financial Crime (AFC). Her role has been benchmarked against Deutsche Bank’s Global and
European peer groups. As a result, the Supervisory Board decided on an appropriate increase for the year 2025, within an internationally comparable range, to an overall target compensation of € 3,740,000 p.a., (thereof € 2,200,000 fixed pay)
which represents an increase of 25.7% (increase of fixed pay: 25.7%). The total target compensation for Laura Padovani has been set between the median and the 75th percentile of the relevant market benchmarks, a placement that the
Supervisory Board determined to be appropriate given her performance and responsibilities. In particular, Laura Padovani has already demonstrated over the first half-year of her term of office above average progress in the bank in her area of responsibility.
Dr. Marcus Chromik was appointed member of the Management Board with effect from May 1, 2025, for a period of three years. He stepped into the role of the Chief Risk Officer previously held by Olivier Vigneron, who left the Management
Board on May 19, 2025. The total target compensation for Dr. Marcus Chromik was set at € 4,080,000 p.a. (thereof
€ 2,400,000 fixed pay).
Compensation System
The compensation system for members of the Management Board was amended by the Supervisory Board with effect from January 1, 2024. It was submitted to the General Meeting on May 16, 2024, for approval in accordance with Section
120a (1) of the German Stock Corporation Act. The General Meeting approved the compensation system with a majority of 97.32%.
The following chart gives an overview of the compensation system, displaying the Short-Term Incentive (STI) and Long-
Term Incentive (LTI) metrics with their respective weightings as well as the payout scheme and additional provisions:

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Executive Summary

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Executive Summary
Overview Compensation Year 2025
The compensation system stipulates that the Short-Term Incentive is determined after one year, while the Long-Term
Incentive is only determined after an assessment period of three years. In the first two years after introduction
(“transitional phase”), it is only possible to report on the achievement levels for the short-term objectives. The chart below shows an overview of the range of Management Board members’ achievements, highlighting the results of the
Chief Executive Officer (CEO) and Chief Financial Officer (CFO). During this “transitional phase”, the overview includes a column titled “Pro Forma Total Compensation” which shows the sum of base salary, actual STI and a target value for the
LTI.

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Principles governing the determination of compensation
Principles governing the determination of compensation
Responsibility and procedures for setting and reviewing Management Board compensation
The Supervisory Board is responsible for the decisions on the design of the compensation system as well as for setting up the individual compensation amounts and procedures for awarding the compensation. The Compensation Control
Committee supports the Supervisory Board in its tasks and prepares proposals for resolutions by the Supervisory Board.
On the basis of the approved compensation system, the Supervisory Board sets the target total compensation for each
Management Board member for the respective financial year, while taking into account the scope and complexity of the respective Management Board member’s functional responsibilities, the length of service of the Management Board member on the Management Board as well as the company’s financial situation. In the process, the Supervisory Board also considers customary market compensation, also based on both horizontal and vertical comparisons, and sets the upper limit for total compensation (maximum compensation).
Horizontal appropriateness of Management Board compensation
Through the horizontal comparison, the Supervisory Board ensures that the total target compensation is appropriate in relation to the tasks and achievements of the Management Board as well as the company’s situation. The horizontal appropriateness is reviewed annually by the Supervisory Board, which regularly engages external compensation advisors for this review, while assuring itself that these advisors are independent from the Management Board and Deutsche
Bank. The Supervisory Board takes the results of the review into consideration when setting the target compensation for the Management Board members. In this context, the compensation amount level and structure, in particular, are examined at comparable companies (peer groups). Suitable companies in consideration of Deutsche Bank’s market position (in particular with regard to business sector, size, and country) are used as the basis for this comparison. The assessment of horizontal appropriateness takes place in comparison with the following three peer groups
Vertical appropriateness
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
management level positions with management responsibility. The Management Board compensation is also compared to, on the other hand, the compensation of all other employees of Deutsche Bank Group worldwide (tariff and non-tariff employees).

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Principles governing the determination of compensation
Guiding principle: Alignment of Management Board compensation to corporate strategy
Deutsche Bank is dedicated to its clients’ lasting success and financial security at home and abroad. The bank offers its clients solutions and provides an active contribution to foster the creation of value. Deutsche Bank is committed to a corporate culture that appropriately aligns risks and returns.
In the interests of the shareholders, the Management Board compensation system is aligned to the business strategy as well as the sustainable and long-term development of Deutsche Bank and provides suitable incentives for a consistent achievement of the set targets. The implementation of the Group strategy and the alignment with the sustainable and long-term performance of the Group are rewarded in a clear and understandable manner through the composition of total compensation comprising fixed and variable compensation components, through the assessment of performance over short-term and long-term periods and through the consideration of relevant, challenging performance parameters,
The structure of the targets and objectives therefore comprises a balanced mix of both financial and non-financial parameters and indicators.
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
Through the structure of the compensation system, the variable compensation of the members of the Management
Board is closely aligned with the targets and objectives linked to Deutsche Bank’s strategy and priorities, when working individually and as a team continually towards the long-term positive development of Deutsche Bank without taking on disproportionately high risks. The Supervisory Board ensures there is always a strong link between compensation and performance in line with shareholder interests (“pay for performance”).
Structure of the Management Board compensation system aligned with compensation principles
The compensation system consists of fixed and variable compensation components. The fixed compensation and variable compensation together form the total compensation for a Management Board member. The Supervisory Board defines target and maximum amounts (caps) for all compensation components.

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Principles governing the determination of compensation

Component	Principle	Implementation
Fixed Compensation
Base salary
The base salary rewards the Management Board member
for performing the respective role and responsibilities.
This fixed compensation component is intended to ensure
a fair and market-oriented income and to ensure that
undue risks are avoided.
Monthly payment; annual base salary of between € 2.2 million and € 3.8 million
Fringe benefits	Management Board members can be granted fringe benefits according to the Management Board Fringe Benefits Guideline resolved by the Supervisory Board.	Company car and driver services as well, if applicable, moving expenses, housing allowance, insurance premiums and reimbursement of business representation expenses.
Pension/pension allowance	Management Board members receive contributions to their company pension scheme in accordance with the regulations laid down in the Management Board members service contracts.
‘- Defined contribution system: annual contribution or
pension allowance of € 650,000 p.a.; interest accrues at
an average rate of 2% p.a., 4% p.a. for legacy entitlements
- New Management Board members: pension allowance
in cash; CEO € 650,000 p.a. and other Management Board
members € 450,000 p.a.

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
-Not eligible for dividends during performance period.

Long-Term Incentive (LTI)
The Long-Term Incentive (LTI) is largely based on a
sustainable increase in the value of the bank. The Relative
Total Shareholder Return (RTSR) builds a constant metric
within the framework that promotes the linking of
shareholder interests with those of the Management
Board members. Other stakeholder aspects are taken into
account by defining strategically material financial Key
Performance Indicators (KPIs) as well as material
sustainability targets. Their achievement forms the basis
for the final review at the end of the 3-year performance
period. The Supervisory Board placed the primary focus
on the deferred compensation component by setting the
LTI at 60% of the total variable target compensation. In
order to appropriately reflect the importance of long-
term corporate development in the Management Board’s
compensation, 100% of the LTI is shared-based.

‘-Long-Term Incentive (LTI) assessed after 3 years
-Target achievement based on performance assessment
of 4 LTI objectives with flexible weightings: Group
financials (e.g., Return on Tangible Equity (RoTE), growth
in Tangible Book Value Per Share (TBVPS)), Relative Total
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
-Not eligible for dividends during performance and
deferral period.

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
The Supervisory Board has the option of withholding
(malus) or reclaiming (clawback) all or part of the short-
term and long-term variable compensation in the event of
gross misconduct or misrepresentation in financial
reporting.

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

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Principles governing the determination of compensation

Component	Principle	Implementation
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
Compensation components and structure
The Supervisory Board sets the target compensation for each Management Board member. In accordance with the recommendation of the German Corporate Governance Code, the Supervisory Board also determines the ratio of fixed compensation to variable compensation as well as the ratio of short to long-term variable compensation. In this way, the
Supervisory Board ensures that performance-based compensation, which is linked to achieving long-term targets, exceeds the portion of short-term targets.
Compensation caps
The compensation of the Management Board members is limited (capped) in several ways:
–Cap 1 – the maximum possible achievement levels for the Short-Term Incentive objectives and Long-Term Incentive objectives are limited to 150% of the respective target values
–Cap 2 – based on the Capital Requirements Directive 4 and as approved by the General Meeting in May 2014, the maximum ratio of fixed to variable compensation is limited to 1:2
–Cap 3 – in accordance with Section 87a (1) sentence 2 No. 1 of the Stock Corporation Act, the Supervisory Board sets a maximum limit (maximum compensation) amounting to € 12 million uniformly for all Management Board members.
This cap comprises not only the base salary, Short-Term Incentive (STI) and Long-Term Incentive (LTI), but also the pension service costs for the company pension plan or pension allowances and fringe benefits.

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Principles governing the determination of compensation
Deferrals and holding periods
The Remuneration Ordinance for Institutions generally stipulates a three-year assessment period for the determination of the variable compensation for management board members. The bank complies with this requirement by assessing each of the objectives of the Long-Term Incentive (LTI) over a three-year period. In addition, variable compensation is granted predominantly as equity-based instruments to achieve an even stronger alignment of the Management Board members’ compensation to the bank’s performance and its share price. After vesting, the equity-based instruments are also subject to an additional holding period of one year. Accordingly, the Management Board members are not permitted to fully dispose of the equity-based instruments until the respective holding period has ended. During the deferral and holding periods, the value of the equity-based instruments is linked to the performance of Deutsche Bank shares and is therefore tied to the sustained performance of the bank. Equity-based instruments are not eligible for dividends during performance and deferral periods.
In principle, half of the Short-Term Incentive (STI) is paid out directly after the one-year assessment period in cash, and the other half is granted as equity-based instruments with an additional holding period of one year, after which it is also paid out in cash. If the STI exceeds 40% of the variable total compensation, this excess amount must be granted in deferred form over a deferral period of 5 years in order to comply with regulatory requirements. This is done by awarding
Restricted Equity Awards in 5 equal tranches, each followed by a one-year holding period.
The Long-Term Incentive (LTI) is entirely granted in the form of equity-based instruments that are distributed, starting one year after the three-year assessment period, through five equal, consecutive installments, each with an additional holding period of one year. In total, the full LTI payout amount is available for disposal after nine years, but still subject to clawback conditions for an additional period of one year. The chart below illustrates the assessment and deferral periods up to the end of the clawback period
Holders of specific functions at certain Deutsche Bank U.S. entities are required by applicable regulation to be compensated under different plans. Restricted compensation for these persons consists of restricted share awards and restricted cash awards. The recipient becomes the beneficial owner of the awards as of the Award Date and the awards are held on the recipient’s behalf. These awards are restricted for a period of time (subject to the applicable plan rules and award statements, including performance conditions and forfeiture provisions). The restriction period is aligned to the holding periods applicable to Deutsche Bank’s usual deferred awards. With regard to the Management Board, these rules only applied only to Professor Dr. Stefan Simon due to his role as CEO of DB USA Corp until his departure from the
Management Board on April 30, 2025.
Full compliance with the Prudential Regulation Authority (PRA) rules in the UK is ensured by Deutsche Bank through the implementation of tailored deferral provisions for Management Board members – also to those who are designated as
“Senior Management Function” (SMF) holders. Fabrizio Campelli has been identified as a "Senior Manager" under the
Prudential Regulation Authority (PRA) in the United Kingdom (UK) for the 2025 financial year. The retention provisions to be applied by the PRA to this group of employees are fulfilled by the provisions laid down for Fabrizio Campelli

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Principles governing the determination of compensation
Under regulatory guidelines, the grant of dividend equivalents is prohibited for any awards during their performance and deferral periods. Therefore, the right to receive such dividend equivalents arises only after the completion of the three-
year performance period and the subsequent five-year deferral period (= vesting), as required by the European Banking
Authority. Although shares could be delivered already after the vesting, the Bank decided to delay the delivery until the end of the additional one-year holding period, which starts with the vesting, to ensure continued compliance with suspension and forfeiture provisions.
After the vesting and during the additional holding period, the share awards are economically fully attributable to the
Management Board members. To avoid economic disadvantages during the holding period, plan rules allow payment of an equivalent amount per share if a dividend is paid during this time. This practice complies with all regulations and market norms; notably, these equivalents are not considered variable compensation and do not require General Meeting approval, demonstrating the Bank's regulatory adherence.
At its meeting on August 25, 2025, the Supervisory Board approved granting Management Board members dividend equivalents of € 0.68 per share for equity-based deferred compensation awards already held in the subsequent, additional holding period at the time of the 2025 General Meeting. These equivalents mirror shareholder dividends and are calculated based on the number of share units, subject to the same rules as the original award (including suspension, forfeiture, or clawback).

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Application of the compensation system in the financial year
Application of the compensation system in the financial year
Target and maximum amounts of base salary and variable compensation

	2025				2024
in €	Base salary	Short-Term Incentive	Long-Term Incentive	Total compensation[2]	Total compensation[2]
Chief Executive Officer
Target value	3,800,000	2,400,000	3,600,000	9,800,000	9,800,000
Maximum value				12,000,000	12,000,000
President, CFO and responsible for Asset Management
Target value	3,200,000	2,040,000	3,060,000	8,300,000	8,300,000
Maximum value				10,850,000	10,850,000
Head of Corporate Bank and Investment Bank
Target value	3,400,000	2,160,000	3,240,000	8,800,000	8,800,000
Maximum value				11,500,000	11,500,000
Head of Private Bank
Target value	3,200,000	2,080,000	3,120,000	8,400,000	8,400,000
Maximum value				11,000,000	11,000,000
Chief Risk Officer[1]
Target value	2,400,000	672,000	1,008,000	4,080,000	6,500,000
Maximum				4,800,000	8,550,000
Chief Compliance and Anti-Financial Crime Officer[1]
Target value	2,200,000	616,000	924,000	3,740,000	2,975,000
Maximum				4,400,000	3,500,000
Chief Operating Officer
Target value	2,400,000	1,640,000	2,460,000	6,500,000	6,500,000
Maximum value				8,550,000	8,550,000
Chief Technology, Data and Innovation Officer
Target value	2,400,000	1,640,000	2,460,000	6,500,000	6,500,000
Maximum				8,550,000	8,550,000
CEO Asia-Pacific, Europe, Middle East & Africa and Germany
Target value	2,400,000	1,640,000	2,460,000	6,500,000	6,500,000
Maximum				8,550,000	8,550,000
1 For further details on compensation decision, please refer to the “Executive Summary” of this report.
2 Maximum upper limit in accordance with Section 87a (1) sentence 2 No. 1 of the German Stock Corporation Act.
The compensation data for the function of Chief Executive Officer Americas and Chief Legal Officer is no longer presented, as this function ceased to exist following the departure of Prof. Dr. Stefan Simon from the Management Board with effect from April 30, 2025. With effect from May 1, 2025, the responsibilities for Legal and the Americas Region have been allocated as additional responsibilities to existing Management Board members and are therefore no longer reflected as a separate function.

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Application of the compensation system in the financial year
Short-Term Incentive (STI) 2025
The Supervisory Board sets short-term individual and business division-related objectives for each member of the
Management Board at the beginning of the year. The weightings of each of these objectives as well as relevant quantitatively or qualitatively measurable performance criteria for their assessment are defined as well. The objectives support execution of Deutsche Bank’s strategy and priorities and were chosen so that they are challenging, ambitious and sufficiently concrete to ensure there is an appropriate alignment of performance and compensation and that the
“pay-for-performance” principle is considered. For each quantitative objective the Supervisory Board defined a minimum threshold, a target and a maximum performance level. If the minimum threshold is not achieved, the achievement level corresponds to 0%.
For each qualitative objective and behavior objective, the Supervisory Board specified individual measurement criteria that will be evaluated overall.
For one of the bank´s central focus goals, i.e., the remediation of regulatory findings and control improvements, which each Management Board member received as an objective aligned to their individual responsibilities, target achievement was measured to the extent to which the issues within the area of responsibility were prioritized and the necessary resources were made available. Quantitatively measurable successes in this context were also taken into account, such as the percentage reduction in regulatory findings compared to the previous year.
Another goal of high and therefore universal importance for all Management Board members in 2025 was the promotion of the framework “This is Deutsche Bank” connecting the purpose, vision, strategy, culture and claim of Deutsche Bank.
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
achievement.
The following overview shows the objectives as well as the achievement levels as determined by the Supervisory Board for each Management Board member.

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Application of the compensation system in the financial year
Pay-for-performance summary for CEO and CFO for the Short-Term Incentive1

Management Board Member	Short-Term Individual & divisional objectives	Pay-on-Performance Summary	Weighting (in %)	Achievem ent Level (in %)	Overall Achievem ent level (in %)
Christian Sewing	RoTE	The Return on Tangible Equity (RoTE) measures the profit (or loss) attributable to Deutsche Bank shareholders as a percentage of average tangible shareholders’ equity and incentivizes the efficient use of equity. The tangible shareholder equity is determined by deducting goodwill and other intangible assets from shareholders’ equity. In 2025, the RoTE was 10.3%, representing 133.01% target achievement.	25.00%	133.01%	128.75%
	Group Revenues	The revenue excl. V&T KPI incentives business momentum and sustainable business growth. It measures revenues growth excluding valuation and timing differences (V&T) that arise on derivatives used to hedge the Group’s balance sheet. These are accounting impacts, and valuation losses that are expected to be recovered over time as the underlying instruments approach maturity. In 2025, revenues excluding valuation and timing differences of € 0.9 billion were € 31.2 billion, representing 100% target achievement. Accordingly, the target was met.	25.00%	100.00%
	Further evolve and deliver on group strategy
Significant progress was made in evolving and delivering on the group strategy. The 2025 group strategy was delivered both
qualitatively and quantitatively. Furthermore, a clear and
compelling equity story for Deutsche Bank's strategic
evolution, deeply rooted in its purpose and vision, was
developed and delivered, receiving positive feedback from
analysts, long-term investors, and rating agencies. The SVA
(Shareholder Value Add) approach was successfully
implemented as a core element of future strategy and steering.
Market developments and potential consolidation scenarios in the banking sector were closely monitored and evaluated.
Furthermore, dialogue with key stakeholders was strengthened, solidifying Deutsche Bank's position as a partner of choice for clients and a responsible corporate citizen.
			15.00%	140.00%
	Drive regulatory remediation and control enhancements	Prioritization of key regulatory remediation work was effectively ensured across all divisions throughout the year. This led to significant advancements, including an SREP upgrade, substantial improvement in FED and PRA feedback, and considerable progress in remediating regulatory findings. Robust dialogue and exchange with key regulatory stakeholders were consistently maintained.	15.00%	130.00%
	People & Culture - Promote "This is Deutsche Bank" framework
Evolution to a Purpose-Led Organization: Considerable strides were taken in fostering a purpose-led organization. The “This is
Deutsche Bank” (TiDB) framework was further structured and
rolled out, with increased consideration in employee/
leadership events and Management Board decision-making.
There was an increased focus on engaging employees with
Deutsche Bank's journey, notably supported by initiatives like the Employee Deep Dive. Key performance indicators agreed
for Culture Pulse Survey, gender diversity, carbon reduction as well as for culture, control & conduct metrics show good
progress.
			20.00%	150.00%

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Application of the compensation system in the financial year

Management Board Member	Short-Term Individual & divisional objectives	Pay-on-Performance Summary	Weighting (in %)	Achievem ent Level (in %)	Overall Achievem ent level (in %)
James von Moltke	RoTE	The Return on Tangible Equity (RoTE) measures the profit (or loss) attributable to Deutsche Bank shareholders as a percentage of average tangible shareholders’ equity and incentivizes the efficient use of equity. The tangible shareholder equity is determined by deducting goodwill and other intangible assets from shareholders’ equity. In 2025, the RoTE was 10.3%, representing 133.01% target achievement.	25.00%	133.01%	122.28%
	Cost base - group level	The direct adjusted costs KPI focuses on the operating cost development of Deutsche Bank Group, which is essential to position the bank for sustainable performance in 2025 and beyond. “Adjusted costs” means that litigation, severance and restructuring and impairment costs are excluded in line with the external reporting. In 2025, the direct adjusted cost base was € 20.3 billion. The target achievement was 105.09%.	25.00%	105.09%
	Plan execution and delivery on group strategy
The organization has been progressing well toward its strategic goals, meeting targets for Return-on-tangible-Equity, Cost-
Income-Ratio, pre-tax profit, and net income. The 2025 group strategy was delivered with both qualitative and quantitative results, integrating Shareholder Value Added (SVA) into
performance management. A new strategy with financial
targets for 2028 was presented at the Investor Deep Dive,
supported by active investor engagement that shifted the
narrative to long-term value growth. Capital distribution goals were met, with dividends and share buybacks up over 50%
year-over-year, exceeding targeted € 8 billion since 2022. The organization’s equity story, anchored in its purpose and vision, received favorable feedback from analysts and stakeholders,
strengthening its reputation as a preferred partner and
responsible corporate citizen.
			15.00%	130.00%
	Controls and transformation	There has been notable progress in strengthening regulatory controls and addressing outstanding issues, with most key tasks completed and significant progress in remediating findings across Finance and DWS. These improvements have led to positive regulator feedback and a stronger overall control environment.	10.00%	120.00%
	DWS development
DWS has shown strong performance in 2025, with its share
price improving by over 30% and the company exceeded its €
4.50 EPS target. The asset management segment is poised to
exceed its revenue and net income plans, with expenses
exactly on plan, excluding retention impact from share price appreciation. Close collaboration with DWS leadership on
strategic plans, including IDD preparation and evaluation of potential acquisition or partnership projects, has been
maintained. Longstanding legal issues, notably the
greenwashing allegations, have been settled, further solidifying the company's position for long-term success.
			10.00%	125.00%
	People & Culture - Promote "This is Deutsche Bank" framework	Finance has led employee engagement through the This is Deutsche Bank (TiDB) framework, achieving a 72% culture pulse survey score (up from 69% in 2024) with a 68% response rate. Gender diversity stands at 37.1%, slightly below the 38.5% target, but improvement is expected. Finance maintains high integrity with minimal conduct issues. The TiDB framework has expanded organization-wide and is increasingly integrated into events and decision-making. Key culture and conduct metrics, including the Culture Pulse Survey and other indicators, are all rated being on track.	15.00%	125.00%
1Deutsche Bank’s financial and regulatory targets are based on the financial results prepared in accordance with IFRS as issued by the IASB and endorsed by the EU. The
IASB IFRS financial results may materially differ from the EU-IFRS results as Deutsche Bank applies hedge accounting under the EU carve-out. Therefore, the IASB IFRS financial results are not a basis for measuring the bank’s financial performance and progress towards its financial targets or capital objectives and are not discussed. For additional details, please refer to “Note 01 – Material Accounting Policies and Critical Accounting Estimates – EU carve-out” to the consolidated financial statements.
Performance Short-Term Incentive of other Management Board Members
Fabrizio Campelli

Short-Term Individual & divisional objectives	Weighting (in %)	Overall Achievement level (in %)
Revenues Investment Bank/Corporate Bank (IB/CB)	31.25%	121.97%
Cost base - group level	9.38%
Cost base - divisional cost base (Direct adjusted cost base IB/CB)	9.38%
Deliver on IB/CB strategy execution and client leadership and drive key measures	15.00%
Further improve controls and demonstrate effectiveness to regulators	15.00%
People & Culture - Promote "This is Deutsche Bank" Framework	20.00%

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Application of the compensation system in the financial year
Dr. Marcus Chromik (Member since May 1, 2025)

Short-Term Individual & divisional objectives	Weighting (in %)	Overall Achievement level (in %)
Cost base - group level	10.00%	118.07%
Cost base - divisional cost base (Direct adjusted cost base Chief Risk Office)	10.00%
Advance the CRO Operating model	20.00%
Safeguard the bank	20.00%
Deliver on regulatory remediation and solve outstanding issues in a sustainable and holistic manner	20.00%
People & Culture - Promote "This is Deutsche Bank" Framework	20.00%
Bernd Leukert

Short-Term Individual & divisional objectives	Weighting (in %)	Overall Achievement level (in %)
Cost base - group level	10.00%	115.02%
Cost base - divisional cost base (Direct adjusted cost base Technology, Data & Innovation)	10.00%
Drive mid/long term required cost efficiencies, while running DB systems safely on a daily basis in line with risk appetite	20.00%
Drive application and infrastructure simplification in line with DB strategy and envisaged Target Operating Model	20.00%
Deliver against regulatory requirements and reduce Group Audit Overdue findings	20.00%
People & Culture - Promote "This is Deutsche Bank" Framework	20.00%
Alexander von zur Mühlen

Short-Term Individual & divisional objectives	Weighting (in %)	Overall Achievement level (in %)
Revenues (Revenues across Germany, EMEA and APAC)	20.00%	116.35%
RoTE	20.00%
Evolution and execution of Strategy for Germany	20.00%
Foster roll-out of Global Hausbank concept by improved cross-divisional corridor and cross regional focus targeting Asia Pacific, Middle East Africa, Europe and Germany	20.00%
People & Culture - Promote "This is Deutsche Bank" Framework	20.00%
Laura Padovani

Short-Term Individual & divisional objectives	Weighting (in %)	Overall Achievement level (in %)
Cost base - group level	20.00%	117.02%
Deliver on regulatory remediation, read across remediation work and maintain focus on sustainable embedment	20.00%
Implement strategic Compliance & Anti Financial-Crime Operating Model	20.00%
Strengthen the Compliance & Anti Financial-Crime function’s overall stature and gravitas and drive culture	20.00%
People & Culture - Promote "This is Deutsche Bank" Framework	20.00%
Claudio de Sanctis

Short-Term Individual & divisional objectives	Weighting (in %)	Overall Achievement level (in %)
Revenues Private Bank (PB)	25.00%	121.14%
Cost base - group level	12.50%
Cost base - divisional cost base (Direct adjusted cost base Private Bank)	12.50%
Deliver on PB strategy execution, operating model and client leadership	15.00%
Deliver on critical remediation activities	15.00%
People & Culture - Promote "This is Deutsche Bank" Framework	20.00%

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Application of the compensation system in the financial year
Rebecca Short

Short-Term Individual & divisional objectives	Weighting (in %)	Overall Achievement level (in %)
Cost base - group level	15.00%	117.26%
Cost base - divisional cost base (Direct adjusted cost base Infrastructure)	15.00%
Embed new Target Operating Model	20.00%
Deliver HR and procurement excellence	15.00%
Drive remediation and control enhancements	20.00%
People & Culture - Promote "This is Deutsche Bank" Framework	15.00%
Overall achievement of the Short-Term Incentive
In principle, half of the Short-Term Incentive (STI) is paid in cash after a year, while the other half is provided as equity-
based instruments with a one-year holding period before being paid out in cash. If STI achievement exceeds 100%, any surplus is awarded deferred and equity-based (Restricted Equity Awards) to meet regulatory requirements regarding the ratio of variable compensation: 40% STI and 60% LTI.
For the 2025 financial year, the following overall levels of achievement were determined by the Supervisory Board for the current members of the Management Board based on the levels of achievement of the individual objectives determined for the Short-Term Incentive:
Short-Term Incentive overall achievement

Member of the Management Board	Target Amount (in € )	Achievement level (in %)	Overall Amount STI (in € )
Christian Sewing	2,400,000	128.75%	3,090,085
James von Moltke	2,040,000	122.28%	2,494,453
Fabrizio Campelli	2,160,000	121.97%	2,634,571
Dr. Marcus Chromik[1]	448,000	118.07%	528,970
Bernd Leukert	1,640,000	115.02%	1,886,248
Alexander von zur Mühlen	1,640,000	116.35%	1,908,143
Laura Padovani	616,000	117.02%	720,836
Claudio de Sanctis	2,080,000	121.14%	2,519,645
Rebecca Short	1,640,000	117.26%	1,923,132
Professor Dr. Stefan Simon[2]	546,667	85.00%	464,667
Olivier Vigneron[3]	633,222	100.00%	633,222
1 Member since May 1, 2025
2 Member until April 30, 2025
3 Member until May 19, 2025

85.00% - 128.75% Range of achievement levels of the STI objectives for Management Board Members in 2025

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Application of the compensation system in the financial year

Member of the Management Board	Cash payout in 2026 (in € )	Equity-Upfront Award grant in 2026 (in € )	Number of units[1]	Restricted Equity Award grant in 2026[2] (in € )	Number of units[1]
Christian Sewing	1,338,017	1,338,017	43,826	414,051	13,562
James von Moltke	1,110,891	1,110,891	36,387	272,672	8,931
Fabrizio Campelli[3]	1,174,914	1,174,914	38,484	284,743	9,327
Dr. Marcus Chromik[4]	240,194	240,194	7,867	48,582	1,591
Bernd Leukert	869,250	869,250	28,472	147,749	4,839
Alexander von zur Mühlen	873,629	873,629	28,615	160,886	5,270
Laura Padovani	328,967	328,967	10,775	62,902	2,060
Claudio de Sanctis	1,127,929	1,127,929	36,945	263,787	8,640
Rebecca Short	876,626	876,626	28,714	169,879	5,564
Professor Dr. Stefan Simon[5]	232,334	232,334	7,610	0	0
Olivier Vigneron[6]	316,611	316,611	10,370	0	0
1  The calculation of the number of equity-based instruments is based on the average Xetra closing price of the Deutsche Bank share during the last ten trading days in
February 2026 (€ 30.53).
2A portion of the STI where the achievement exceeds 100% must be granted as Restricted Equity Awards to ensure regulatory requirements. For further information, please refer to chapter “Deferrals and holding periods”.
3The additional granted Restricted Equity Awards meet the UK regulatory requirements as well. For further information, please refer to chapter “Deferrals and holding periods”.
4Member since May 1, 2025
5Member until April 30, 2025
6Member until May 19, 2025

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Application of the compensation system in the financial year
Long-Term Incentive (LTI)2025
When determining the variable compensation, the focus is set on the achievement of long-term objectives linked to the bank’s strategy. For the Long-Term Incentive (LTI), the Supervisory Board specifies collective long-term objectives for the
Management Board members, each assessed over a period of three years.
At the beginning of 2025, the LTI was initially allocated as a target cash amount to the individual Management Board members. As the three-year assessment period for the LTI represents a change from a retrospective to a forward-looking period, the granting of the equity-based compensation takes place two years later compared to the previous compensation system. In order to align the Management Board compensation with the share performance of the
Deutsche Bank share and therefore with the shareholders’ interests, the Supervisory Board made use of the possibility that was already provided for in the new compensation system to convert the target euro amount for the LTI into virtual share units after the first performance assessment year (not constituting a grant of compensation at this stage). After the three-year performance assessment period, the number of virtual share units will then be increased or reduced according to the achievement level determined for the LTI.
This approach further strengthens the sustainability aspect of the long-term variable compensation, as it is additionally linked to the performance of the bank and the share price during the assessment period. The conversion was based on the average share price of Deutsche Bank during the last 10 trading days in February 2026 of € 30.53. The number of virtual shares that will be granted by the end of the assessment period will depend on the results of the performance assessment and thus will vary between 0% and 150% of the number initially allocated. After the vesting and holding periods, 20% of the virtual shares will become available annually but will still be subject to clawback conditions.
Overview of Long-Term Incentive (LTI) - Plans

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Application of the compensation system in the financial year
Long-Term Incentive Plan 2024-2026 and 2025-2027

LTI - Objectives	%	LTI 2024-2026%				LTI 2025-2027			Actuals as of YE 2024	Actuals as of YE 2025
		0%	100%	150%		0%	100%	150%
Group Financials & RTSR	40%				40%
RoTE[1]	15%	< 9%	11%	12%	15%	< 10%	12%	13%	4.7%	10.3%
		(9%=33%)				(10%=33%)
TBVPS[2]	10%	<=6.5%	8.5%	9.5%	10%	<= 6.5%	8.5%	9.5%	5.3%	3.6%
RTSR[3]	15%	< median	70th percentile	90th percentile	15%	< median	70th percentile	90th percentile	Rank 6	Rank 3
		(median=50%)				(median=50%)

ESG	20%				20%
Environmental Driving climate risk management	8%	<= 50%	70%	85%	8%	<= 50%	70%	85%	n.a.[4]	n.a.[4]
Social Gender Diversity	4%	<= 30%	32.5%	35%	4%	<= 30%	32.5%	35%	28.4%	28.4%
Governance	8%	0	100.0%	150%	8%	0	100.0%	150%	qualitative assessment at the end of the performance period
1 Return on tangible Equity by the end of the performance period.
2 Tangible Book Value per Share average annual growth (excl. foreign exchange) over the performance period.
3 Relative Total Shareholder Return – Ranking of Deutsche Bank vs. peer group (= DBs Global peer group) by the end of the performance period.
4 Target achievement is based on the average results of 2025 and 2026.
This table is only for information purposes and easier assessment of MB performance reg. LTI: This table summarizes LTI targets, assessment criteria and provides an overview of how the Management Board has delivered to date without anticipating the final outcome.
Conversion into virtual shares - Development of average Deutsche Bank share price
The target euro amount for the LTI gets converted into virtual share units after the first performance assessment year (not a compensation grant yet), based on the average share price during the last 10 trading days in February
2026 of € 30.53. These units are then adjusted after the three-year assessment period based on LTI achievement, linking long-term variable compensation to the bank's performance and share price. The table below illustrates the converted amount and the corresponding number of virtual share units.

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Application of the compensation system in the financial year
Equity-based instruments (virtual shares)

	LTI-Plan 2024-2026	LTI-Plan 2025-2027
Members of the Management Board	Number of equity-based units	LTI Target allocation in €	Average share price before conversion in € [1]	Number of equity-based units
Christian Sewing	177,652	3,600,000	30.53	117,917
James von Moltke	152,916	3,060,000		100,229
Fabrizio Campelli	161,911	3,240,000		106,125
Dr. Marcus Chromik[2]	—	672,000		22,011
Bernd Leukert	122,932	2,460,000		80,576
Alexander von zur Mühlen	122,932	2,460,000		80,576
Laura Padovani[3]	18,365	924,000		30,265
Claudio de Sanctis	155,914	3,120,000		102,195
Rebecca Short	122,932	2,460,000		80,576
Professor Dr. Stefan Simon[4]	122,932	820,000		26,859
Olivier Vigneron[5]	122,932	949,833		31,111
1 Average Xetra closing price of the Deutsche Bank share during the last ten trading days in February 2026.
2 Member since May 1, 2025
3 Member since July 1, 2024
4 Member until April 30, 2025
5 Member until May 19, 2025
Backtesting and application of malus and clawback in 2025
The Supervisory Board regularly reviews in due time before the respective release dates the possibility of a full or partial forfeiture (malus) or reclaiming (clawback) of the Management Board members’ variable compensation components.
There was no forfeiture or clawback of awards in 2025.
Shareholding Guidelines
According to the Shareholding Guidelines that apply to the members of the Management Board, they have an obligation to build up a holding of Deutsche Bank shares within four years. The CEO is obliged to hold an equivalent of 200% of his annual gross base salary in shares and other Management Board members are required to hold shares that equal 100% of their annual gross base salary in order to fulfill the Shareholding Guidelines. The shares must be held for the entire duration of the appointment. If the base salary is increased, the obligation to hold shares increases accordingly.
Compliance with the shareholding obligation is reviewed every six months. Depending on the level of achievement and share price performance, additional shares must either be bought or can be sold if the obligation is exceeded. 75% of
Restricted Equity Award(s)/ Outstanding Equity Units are chargeable to share obligation.
All Management Board members fulfilled the shareholding obligations in 2025 or are currently in the build-up phase.

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Application of the compensation system in the financial year
Benefits upon contract termination
The following table shows the annual contributions, the interest credits, the account balances and the annual service costs for the years 2025 and 2024 as well as the corresponding defined benefit obligations for each member of the
Management Board in office in 2025 as of December 31, 2024, and December 31, 2025. The different balances are attributable to the different lengths of service on the Management Board, the respective age-related factors, and the different contribution rates. Management Board members that receive a pension allowance instead of an annual contribution are not included in the following table - unless they have received an annual contribution in previous years.
Pension allowances are shown in the section “Compensation granted and owed (inflow table)”.

Members of the Management Board	Annual contribution, in the year		Interest credited, in the year		Account balance, end of year		Service cost (IFRS), in the year		Present value of the defined benefit obligation (IFRS), end of year
in €	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Christian Sewing	715,000	728,000	—	—	9,467,000	8,752,000	546,300	574,078	7,640,707	7,132,345
James von Moltke	702,000	715,000	—	—	7,221,500	6,519,500	551,820	577,371	6,120,471	5,561,609
Fabrizio Campelli	760,500	773,500	—	—	5,502,254	4,741,754	509,388	542,981	3,936,029	3,486,558
Bernd Leukert	676,000	689,000	—	—	4,801,334	4,125,334	574,620	596,463	4,367,269	3,742,460
Claudio de Sanctis	747,500	760,500	—	—	1,894,750	1,147,250	507,949	542,293	1,327,023	823,356
Rebecca Short	773,500	786,500	—	—	3,739,668	2,966,168	487,795	522,769	2,423,885	1,983,351
Prof. Dr. Stefan Simon[1]	—	—	—	—	3,483,460	3,483,460	—	—	2,925,774	2,944,486
Olivier Vigneron[2]	242,668	747,500	—	—	2,395,252	2,152,584	171,304	548,749	1,789,396	1,633,309
1Member until April 30, 2025. Prof. Stefan Simon received a pro-rata pension allowance until the end of his mandate, which is reflected in the section ‘Compensation.
Granted and Owed (Inflow Table)’. Due to an existing account balance, he is also listed in the table above
2 Member until May 19, 2025
The Management Board members are in principle entitled to receive a severance payment upon an early termination of their appointment, provided the Bank is not entitled to revoke the appointment or give notice under the contractual agreement for cause. In line with German market practice as well as recommendation G.13 of the German Corporate
Governance Code (GCGC), severance payments are currently limited to two times the annual total compensation and are not paid beyond the remaining term of the service contract (severance cap). Considering feedback from investors and other stakeholders, the Supervisory Board will reduce the severance cap to a maximum of two years’ base salary for
Management members appointed after January 1, 2024. The severance payment is determined and granted in accordance with the statutory and regulatory requirements, in particular with the recommendations of the GCGC and provisions of the InstitutsVergV.
Olivier Vigneron left the Management Board with effect from the end of May 19, 2025. The Service Contract ended with the end of his appointment period. As provided for in his service contract, a waiting allowance (“Karenzentschädigung”)
was agreed in accordance with the post-contractual non-compete clause in the amount of € 130,000 per month, corresponding to 65% of his fixed base salary. The post-contractual non-compete provision was originally set to apply from May 20, 2025, to February 19, 2026, in the scope set forth in the service contract. However, following an offer for
Mr. Vigneron to become Chief Risk Officer (CRO) at another bank effective September 2, 2025, which fell within the scope of the non-compete clause, the Supervisory Board, at the request of Olivier Vigneron, resolved to terminate the non-compete clause effective August 31, 2025. Consequently, the payment of the monthly waiting allowance
("Karenzentschädigung") ceased upon the waiver of the non-compete clause taking effect.
Professor Dr. Stefan Simon left the Management Board by mutual agreement with effect from the end of April 30, 2025.
As foreseen in his service contract, severance benefits were agreed with him. The severance agreement provided for a waiting allowance (“Karenzentschädigung”) during a non-compete period of between 6 and a maximum of 12 months, amounting to € 130,000 per month (65% of his base salary), which is offset against the severance payment. A severance payment as compensation for the early termination of his service contract was agreed in the amount of € 6,446,548 including the waiting allowance. This severance payment was structured as follows: 20% Upfront Cash, 20% Equity
Upfront Award, 30% Restricted Incentive Award (delivered 2026-2030), and 30% Restricted Equity Award (delivered
2027 - 2031). The severance payment, is subject to all contractually agreed provisions on variable compensation components, including the possibility of a clawback of variable compensation.
Deviations from the compensation system
There were no deviations from the compensation system in the 2025 financial year.

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Management Board compensation 2025
Management Board compensation 2025
Current Management Board members
Total compensation 2025
The Supervisory Board determined the following compensation on an individual basis. The second Long-Term Incentive
(LTI) Plan based on the new compensation system as of 2024 was set up for the performance period 2025 - 2027; after the end of the 3-year performance period the Supervisory Board determines the achievement level based on the pre-
defined Key Performance Indicators (KPIs). Due to a change in 2024 from a backward-looking to a forward-looking three-
year performance period, the first two years after the implementation of the new system (2024 and 2025) are years of transitional (“transitional phase”). The second Long-Term Incentive -Plan (LTI-Plan 2025 - 2027) will first be granted in early 2028. During the “transitional phase”, the LTI will be shown with the target amount for calculation and comparison purposes. For better comparability with the previous year's figures, the table below includes a column entitled Pro Forma
Total Compensation which shows the sum of base salary, actual STI and a target value for the LTI.
This approach is reflected accordingly in the following table below.

	2025				2024
in €	Base salary[1]	Actual Short-Term Incentive	Target Long-Term Incentive[2]	Pro-Forma Total compensation	Pro-Forma Total compensation[3]
Christian Sewing	3,800,000	3,090,085	3,600,000	10,490,085	9,753,210
James von Moltke	3,200,000	2,494,453	3,060,000	8,754,453	8,265,320
Fabrizio Campelli	3,400,000	2,634,571	3,240,000	9,274,571	8,987,920
Dr. Marcus Chromik[4]	1,600,000	528,970	672,000	2,800,970	—
Bernd Leukert	2,400,000	1,886,248	2,460,000	6,746,248	6,349,120
Alexander von zur Mühlen	2,400,000	1,908,143	2,460,000	6,768,143	6,398,320
Laura Padovani[5]	2,200,000	720,836	924,000	3,844,836	1,478,925
Claudio de Sanctis	3,200,000	2,519,645	3,120,000	8,839,645	8,377,120
Rebecca Short	2,400,000	1,923,132	2,460,000	6,783,132	6,467,200
Professor Dr. Stefan Simon[6]	800,000	464,667	820,000	2,084,667	5,857,120
Olivier Vigneron[7]	926,667	633,222	949,833	2,509,722	6,137,560
Total	26,326,667	18,803,972	23,765,833	68,896,472	68,071,815
1 In the column “Base salary”, the target values set by the Supervisory Board are shown in Euro for reasons of comparability. The actual inflow differs from this target value for Management Board members Alexander von zur Mühlen and Professor Dr. Stefan Simon due to currency fluctuations and for Bernd Leukert due to the offsetting of compensation from mandates. The inflows are shown in the section “Compensation granted and owed (inflow table)”.
2 The determination of the final achievement level for the LTI Plan 2025-2027 will take place after the end of the 3-year performance period in 2028.
3 The Pro-Forma Compensation includes the target value for the LTI in 2024. The determination of the final achievement level for the LTI Plan 2024-2026 will take place after the end of the 3-year performance period in 2027..
4 Member since May 1, 2025
5 Member since July 1, 2024
6 Member until April 30, 2025
7 Member until May 19, 2025
Compensation granted and owed (inflow table)
The following table shows the compensation paid and owed in the 2025 and 2024 financial years to incumbent members of the
Management Board in the 2025 financial year pursuant to Section 162 (1) sentence 1 of the German Stock Corporation Act.
In some cases, the inflows for 2025 significantly deviate from the figures reported in previous years. This discrepancy is due to the compensation system in place in 2018, which stipulated that the variable compensation from the long-term component would become due in a lump sum after five years and would be paid out after six years (a structure known as cliff-vesting). Conversely, the variable compensation granted from 2022 onwards is due in four or five annual installments. Therefore, the increase in the
2025 figures is attributed to the cliff-vesting structure of the compensation granted in 2019 for the financial year 2018.
The presented figures distinguish between compensation components that were actually paid or delivered to the individual
Management Board members during the respective reporting period (“paid”) and those that were already legally due during the reporting period but had not yet been delivered (“owed”).
Accordingly, except for base salary and fringe benefits, the table illustrates deferral cash compensation (Restricted Incentive
Awards (RIA)) that resulted from Short-Term Award grants based on the former compensation system as implemented in previous years. Correspondingly, variable compensation based on the compensation system will not be illustrated until next year, i.e., the
Short-Term Incentive cash payout for the performance in the 2025 financial year will be paid and thus considered and disclosed as an inflow for the 2026 financial year.

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Management Board compensation 2025
Compensation granted and owed per Management Board member

	Christian Sewing				James von Moltke
	2025		2024		2025		2024
	in € t.	in %	in € t.	in %	in € t.	in %	in € t.	in %
Fixed compensation components:
Base salary	3,800	24%	3,750	77%	3,200	29%	3,200	68%
Pension allowance	0	0%	0	0%	0	0%	0	0%
Fringe benefits	11	0%	113	2%	105	1%	107	2%
Total fixed compensation	3,811	24%	3,863	79%	3,305	29%	3,307	70%
Variable compensation components:
Cash compensation for 2024	1,201	8%	0	0%	1,003	9%	0	0%
Deferred variable compensation
thereof Restricted Incentive Awards:
2020 Restricted Incentive Award for 2019	43	0%	43	1%	38	0%	43	1%
2021 Restricted Incentive Award for 2020	304	2%	304	6%	191	2%	213	4%
2022 Restricted Incentive Award for 2021	652	4%	0	0%	447	4%	0	0%
2023 Restricted Incentive Award for 2022	0	0%	667	14%	0	0%	522	11%
2024 Restricted Incentive Award for 2023	632	4%	0	0%	492	4%	0	0%
thereof Equity Awards:
2019 Restricted Equity Award for 2018	7,205	46%	0	0%	4,427	39%	0	0%
2022 Restricted Equity Award for 2021	1,710	11%	0	0%	1,313	12%	0	0%
Fringe benefits	0	0%	0	0%	0	0%	0	0%
Total variable compensation	11,745	76%	1,013	21%	7,912	71%	1,433	30%
Total compensation	15,556	100%	4,876	100%	11,217	100%	4,740	100%

	Fabrizio Campelli				Dr. Marcus Chromik[1]
	2025		2024		2025		2024
	in € t.	in %	in € t.	in %	in € t.	in %	in € t.	in %
Fixed compensation components:
Base salary	3,400	49%	3,400	82%	1,600	84%	—	0%
Pension allowance	0	0%	0	0%	300	16%	—	0%
Fringe benefits	6	0%	6	0%	3	0%	—	0%
Total fixed compensation	3,406	49%	3,406	82%	1,903	100%	—	0%
Variable compensation components:
Cash compensation for 2024	1,150	16%	0	0%	0	0%	0	0%
Deferred variable compensation
thereof Restricted Incentive Awards:
2020 Restricted Incentive Award for 2019	6	0%	7	0%	0	0%	—	0%
2021 Restricted Incentive Award for 2020	184	3%	213	5%	0	0%	—	0%
2022 Restricted Incentive Award for 2021	417	6%	0	0%	0	0%	—	0%
2023 Restricted Incentive Award for 2022	0	0%	502	12%	0	0%	—	0%
2024 Restricted Incentive Award for 2023	548	8%	0	0%	0	0%	—	0%
thereof Equity Awards:			0	0%	0	0%	—	0%
2019 Restricted Equity Award for 2018	0	0%	0	0%	0	0%	0	0%
2022 Restricted Equity Award for 2021	1,287	18%	0	0%	0	0%	0	0%
Fringe benefits	0	0%	0	0%	0	0%	—	0%
Total variable compensation	3,592	51%	722	17%	0	0%	—	0%
Total compensation	6,998	100%	4,129	100%	1,903	100%	—	0%
1Member since May 1, 2025. For further details on compensation decision, please refer to chapter "Executive Summary" in this report.

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Management Board compensation 2025

	Bernd Leukert				Alexander von zur Mühlen
	2025		2024		2025		2024
	in € t.	in %	in € t.	in %	in € t.	in %	in € t.	in %
Fixed compensation components:
Base salary	2,386[1]	45%	2,391[1]	78%	2,517[2]	37%	2,576[2]	62%
Pension allowance	0	0%	0	0%	650	10%	650	16%
Fringe benefits	8	0%	9	0%	143	2%	136	3%
Total fixed compensation	2,394	45%	2,400	78%	3,311	49%	3,362	81%
Variable compensation components:
Cash compensation for 2024	745	14%	0	0%	769	11%	0	0%
Deferred variable compensation
thereof Restricted Incentive Awards:
2020 Restricted Incentive Award for 2019	0	0%	0	0%	0	0%	0	0%
2021 Restricted Incentive Award for 2020	188	4%	188	6%	99	1%	74	2%
2022 Restricted Incentive Award for 2021	474	9%	0	0%	621	9%	0	0%
2023 Restricted Incentive Award for 2022	0	0%	477	16%	0	0%	473	11%
2024 Restricted Incentive Award for 2023	426	8%	0	0%	570	8%	0	0%
thereof Equity Awards:	0	0%	0	0%	0	0%	0	0%
2019 Restricted Equity Award for 2018	0	0%	0	0%	0	0%	0	0%
2022 Restricted Equity Award for 2021	1,036	20%	0	0%	1,273	19%	0	0%
Fringe benefits	0	0%	0	0%	103	2%	219	5%
Total variable compensation	2,870	55%	666	22%	3,435	51%	766	19%
Total compensation	5,264	100%	3,065	100%	6,746	100%	4,128	100%
1The fixed compensation shown includes the crediting of compensation from mandates
2As the fixed compensation is granted in local currency, it is subject to foreign exchange-rate changes.
3The variable fringe benefits represent a housing allowance.

	Laura Padovani[1]				Claudio de Sanctis
	2025		2024		2025		2024
	in € t.	in %	in € t.	in %	in € t.	in %	in € t.	in %
Fixed compensation components:
Base salary	2,200	79%	875	79	3,200	70%	3,200	99%
Pension allowance	450	16%	225	20	0	0%	0	0%
Fringe benefits	19	1%	12	1	44	1%	20	1%
Total fixed compensation	2,669	96%	1,112	100	3,244	71%	3,220	100%
Variable compensation components:
Cash compensation for 2024	118	4%	0	0	1,029	23%	0	0%
Deferred variable compensation
thereof Restricted Incentive Awards:
2020 Restricted Incentive Award for 2019	0	0%	0	0	0	0%	0	0%
2021 Restricted Incentive Award for 2020	0	0%	0	0	0	0%	0	0%
2022 Restricted Incentive Award for 2021	0	0%	0	0	0	0%	0	0%
2023 Restricted Incentive Award for 2022	0	0%	0	0	0	0%	0	0%
2024 Restricted Incentive Award for 2023	0	0%	0	0	268	6%	0	0%
thereof Equity Awards:	0	0%	0	0	0	0%	0	0%
2019 Restricted Equity Award for 2018	0	0%	0	0	0	0%	0	0%
2022 Restricted Equity Award for 2021	0	0%	0	0	0	0%	0	0%
Fringe benefits	0	0%	0	0	0	0%	0	0%
Total variable compensation	118	4%	0	0	1,297	29%	0	0%
Total compensation	2,787	100%	1,112	100	4,540	100%	3,220	100%
1 Member since July 1, 2024.

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Management Board compensation 2025

	Rebecca Short				Professor Dr. Stefan Simon[1]
	2025		2024		2025		2024
	in € t.	in %	in € t.	in %	in € t.	in %	in € t.	in %
Fixed compensation components:
Base salary	2,400	51%	2,400	81%	827[2]	14%	2,468[2]	59%
Pension allowance	0	0%	0	0%	217	4%	650	16%
Fringe benefits	7	0%	56	2%	29	0%	117	3%
Total fixed compensation	2,407	51%	2,456	83%	1,073	18%	3,235	78%
Variable compensation components:
Termination benefits	0	0%	0	0%	2,069[3]	35%	0	0%
Cash compensation for 2024	804	17%	0	0%	499	8%	0	0%
Deferred variable compensation
thereof Restricted Incentive Awards:
2020 Restricted Incentive Award for 2019	0	0%	0	0%	0	0%	0	0%
2021 Restricted Incentive Award for 2020	0	0%	0	0%	79	1%	78	2%
2022 Restricted Incentive Award for 2021	273	6%	0	0%	479	8%	0	0%
2023 Restricted Incentive Award for 2022	0	0%	491	17%	0	0%	475	11%
2024 Restricted Incentive Award for 2023	392	8%	0	0%	465	8%	0	0%
thereof Equity Awards:
2019 Restricted Equity Award for 2018	0	0%	0	0%	0	0%	0	0%
2022 Restricted Equity Award for 2021	845	18%	0	0%	1,036	18%	0	0%
Fringe benefits	0	0%	0	0%	173[4]	3%	363[4]	9%
Total variable compensation	2,313	49%	491	17%	4,800	82%	916	22%
Total compensation	4,720	100%	2,946	100%	5,873	100%	4,151	100%
1 Member until April 30, 2025.
2 As the fixed compensation is granted in local currency, it is subject to foreign exchange-rate changes.
3 For further details on the Termination Benefits, please refer to chapter "Benefits upon contract termination" in this report.
4 The variable fringe benefits mainly represent a housing allowance.

	Olivier Vigneron[1]
	2025		2024
	in € t.	in %	in € t.	in %
Fixed compensation components:
Base salary	927	36%	2,400	90%
Pension allowance	0	0%	0	0%
Fringe benefits	2	0%	13	0%
Total fixed compensation	929	37%	2,413	90%
Variable compensation components:
Termination benefits	620[2]	24%	0	0%
Cash compensation for 2024	639	25%	0	0%
Deferred variable compensation
thereof Restricted Incentive Awards:
2020 Restricted Incentive Award for 2019	0	0%	0	0%
2021 Restricted Incentive Award for 2020	0	0%	0	0%
2022 Restricted Incentive Award for 2021	0	0%	0	0%
2023 Restricted Incentive Award for 2022	0	0%	266	10%
2024 Restricted Incentive Award for 2023	354	14%	0	0%
thereof Equity Awards:
2019 Restricted Equity Award for 2018	0	0%	0	0%
2022 Restricted Equity Award for 2021	0	0%	0	0%
Fringe benefits	0	0%	0	0%
Total variable compensation	1,612	63%	266	10%
Total compensation	2,541	100%	2,679	100%
1 Member until May 19, 2025.
2 For further details on the Termination Benefits, please refer to chapter "Benefits upon contract termination" in this report..
With respect to the deferred compensation components of previous years approved in the reporting year, the
Supervisory Board confirmed that the respective performance conditions were met.

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Management Board compensation 2025
Former members of the Management Board
Compensation granted and owed (inflow table)
The following table shows the compensation paid and owed to the former members of the Management Board in the 2025 financial year pursuant to Section 162 (1) sentence 1 of the German Stock Corporation Act. This involves the compensation components that were either actually delivered to the former Management Board members within the reporting period (“paid”) or were already legally due during the reporting period but not yet delivered (“owed”). Pursuant to Section 162 (5) of the German
Stock Corporation Act, no personal data is provided on former members of the Management Board who ended their work for the
Management Board prior to the end of the financial year 2015. Multi-year deferred compensation components are not paid out early upon termination of the mandate.
In some cases, the inflows for 2025 significantly deviate from the figures reported in previous years. This discrepancy is due to the compensation system in place in 2018, which stipulated that the variable compensation from the long-term component would become due in a lump sum after five years and would be paid out after six years (a structure known as cliff-vesting). Conversely, the variable compensation granted from 2022 onwards is due in four or five annual installments. Therefore, the increase in the
2025 figures is attributed to the cliff-vesting structure of the compensation granted in 2019 for the financial year 2018.

	Karl von Rohr member until October 31, 2023		Stuart Lewis member until May 19, 2022		Frank Kuhnke member until April 30, 2021
	2025		2025		2025
	in € t.	in %	in € t.	in %	in € t.	in %
Non-Compete payment
Deferred variable compensation
Restricted Incentive Awards	1,028	13%	594	6%	348	47%
Equity Awards	6,594	87%	9,013	94%	386	53%
Fringe benefits	0	0%	0	0%	0	0%
Pension benefits	0	0%	0	0%	0	0%
Total compensation	7,622	100%	9,607	100%	734	100%

	Werner Steinmüller member until July 31, 2020		Sylvie Matherat member until July 31, 2019		Garth Ritchie member until July 31, 2019
	2025		2025		2025
	in € t.	in %	in € t.	in %	in € t.	in %
Deferred variable compensation
Restricted Incentive Awards	134	3%	78	1%	87	1%
Equity Awards	4,614	97%	13,867[1]	99%	12,536[1]	99%
Fringe benefits	0	0%	0	0%	0	0%
Pension benefits	0	0%	0	0%	0	0%
Total compensation	4,748	100%	13,946	100%	12,622	100%
1 Including Termination Benefits.

	Nicolas Moreau member until Dec 31, 2018				Dr. Marcus Schenck member until May 24, 2018		John Cryan member until April 8, 2018
	2025				2025		2025
	DB AG	DWS Managemen t GmbH	Overall
	in € t.	in € t.	in € t.	in %	in € t.	in %	in € t.	in %
Deferred variable compensation
Restricted Incentive Awards	0	0	0	0%	0	0%	0	0%
Equity Awards	3,688[1]	5,328[2]	9,016	100%	2,032	100%	1,468	100%
Fringe benefits	0	0	0	0%	0	0%	0	0%
Pension benefits	0	0	0	0%	0	0%	0	0%
Total compensation	3,688	5,328	9,016	100%	2,032	100%	1,468	100%
1 Including Termination Benefits.
2 Details of these instruments can be found in the DWS Annual Report.
In the financial year 2025, in addition to the individual payments to former management board members shown in the table, an additional € 10.2 million was paid to 11 former management board members for pension benefits. These payments are no longer individually disclosed due to data protection reasons as per § 162 para. 5 of the German Stock
Corporation Act (AktG).

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Outlook for the 2026 financial year
Outlook for the 2026 financial year
Total target compensation and maximum compensation
The total target compensation for 2026 will in principle remain unchanged compared to the total target compensation in force or adjusted in 2024 and 2025.
The limits on compensation for the members of the Management Board remain unchanged versus the 2025 financial year. This means that the maximum possible achievement level for variable compensation amounts to 150%. In accordance with Section 87a (1) sentence 2 No. 1 of the German Stock Corporation Act (AktG), the limit set for total compensation is maintained unchanged at a maximum of € 12 million uniformly for all members of the Management board as the maximum cap based on the financial year.
2026 objective structure and targets
The compensation system implemented in 2025 works well and produces appropriate results. Therefore, the objective structure will continue to be in line with the compensation system approved by the General Meeting in 2024.
At the Investor Deep Dive in November 2025, Deutsche Bank presented its strategy to accelerate value creation from
2026 to 2028, aiming to become the European Champion as a Global Hausbank. The strategy is built on three levers:
focused growth, strict capital discipline, and a scalable operating model. The targets include an increase of annual revenue by around € 5 billion by 2028, with 75% stemming from asset gathering, payments, and advisory services. Return on Tangible Equity (RoTE) is to increase from above 10% in 2025 to greater than 13% within three years, achieved partly through disciplined capital allocation to high-return areas. A scalable operating model aims to reduce the cost/income ratio below 60% by 2028, generating € 2 billion annual efficiencies mainly through automation and AI integration.
The strategy guides both short- and long-term goals to ensure they match the pay-for-performance approach .
Short-Term Incentive (STI)
Generally unchanged from 2024 and 2025, the amount of the Short-Term Incentive (STI) for the 2026 financial year will continue to be 40% of the total target variable compensation and is based on the individual achievement level of short-
and medium-term individual and divisional objectives.
The specific individual objectives of the Short-Term Incentive (STI) for 2026 will be disclosed retrospectively in the 2026
Compensation Report.
Taking investor feedback into account, the Supervisory Board has committed to enhancing ex‑post STI disclosure in the
Management Board Compensation Report 2026 and has put the relevant governance structures in place at the beginning of this year.
Long-Term Incentive (LTI)
The Long-Term Incentive (LTI) will continue to be 60% of the total target variable compensation and consists of collective long-term objectives linked to the Bank´s strategy.
For the three-year assessment period 2026 - 2028, the LTI consists of four compensation components, which remain unchanged from the previous, still ongoing assessment periods 2024 - 2026 and 2025 - 2027.
The objectives for the LTI plan 2026 – 2028 are shown in the following:

Deutsche Bank	Compensation of the Management Board
Annual Report 2025	Outlook for the 2026 financial year

Deutsche Bank	Compensation of Supervisory Board members
Annual Report 2025
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
Chairman € 950,000, and for each Deputy Chairperson € 475,000.
Chairs of the committees of the Supervisory Board are paid additional fixed annual compensation amounts as follows:

Committee chair in €
Audit Committee	150,000
Risk Committee	150,000
Technology, Data and Innovation Committee	150,000
Chairman’s Committee	100,000
Nomination Committee	100,000
Compensation Control Committee	100,000
Regulatory Oversight Committee[1]	100,000
Strategy and Sustainability Committee	100,000
Mediation Committee	—
If a Supervisory Board member is chair of more than one committee, compensation is only paid for the committee entitled to the highest amount. The Chairman of the Supervisory Board does not receive any additional compensation for chairing of the committees. Members of the committees do not receive additional compensation.
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
The Supervisory Board is in agreement that any transfer obligations to labor unions will be taken into account in the personal decision on the self-imposed personal investment. Supervisory Board members who already hold, as of the day the voluntary self-commitment is made, a number of Deutsche Bank shares with a countervalue of at least 10% of the
Supervisory Board compensation payable to them for the duration of their current term of office do not have to acquire any further shares
All shareholder representatives on the Supervisory Board and the member representing senior executives on the
Supervisory Board submitted the voluntary self-commitment to the Supervisory Board or held, at the time of submitting the voluntary self-commitment, shares of Deutsche Bank with a countervalue equivalent to at least 10% of the
Supervisory Board compensation payable to them for the duration of their current term of office.
The individual shareholdings of the members of the Supervisory Board are disclosed in the Corporate Governance
Statement in accordance with Sections 289f and 315d of the German Commercial Code (Handelsgesetzbuch (HGB)).

Deutsche Bank	Compensation of Supervisory Board members
Annual Report 2025	Supervisory Board Compensation for the 2025 and 2024 financial years
Supervisory Board Compensation for the 2025 and 2024
financial years
Individual members of the Supervisory Board received the following compensation for the 2025 and 2024 financial years
(excluding any value added tax). The table shows the compensation paid and owed to the members of the Supervisory
Board in the 2025 and 2024 financial years pursuant to Section 162 (1) sentence 1 of the German Stock Corporation Act
(AktG). In each case the calculation is rounded up/down to full months.

	Compensation for the financial year 2025
Members of the Supervisory Board	Base compensation		Compensation for chairing of the committees		Total
	in €	in %	in €	in %	in €
Alexander Wynaendts	950,000	100	0	—	950,000
Frank Schulze	475,000	100	0	—	475,000
Prof. Dr. Norbert Winkeljohann	475,000	83	100,000	17	575,000
Susanne Bleidt	300,000	100	0	—	300,000
Mayree Clark	300,000	67	150,000	33	450,000
Jan Duscheck	300,000	100	0	—	300,000
Manja Eifert	300,000	100	0	—	300,000
Claudia Fieber	300,000	100	0	—	300,000
Sigmar Gabriel	300,000	100	0	—	300,000
Florian Haggenmiller	300,000	100	0	—	300,000
Timo Heider	300,000	100	0	—	300,000
Dr. Klaus Moosmayer[1]	175,000	100	0	—	175,000
Kirsty Roth[1]	175,000	100	0	—	175,000
Gerlinde M. Siebert	300,000	100	0	—	300,000
Yngve Slyngstad	300,000	100	0	—	300,000
Stephan Szukalski	300,000	100	0	—	300,000
John Alexander Thain	300,000	75	100,000	25	400,000
Jürgen Tögel	300,000	100	0	—	300,000
Michele Trogni	300,000	67	150,000	33	450,000
Dr. Dagmar Valcárcel[2]	125,000	67	62,500	33	187,500
Dr. Theodor Weimer[3]	125,000	100	0	—	125,000
Frank Witter	300,000	67	150,000	33	450,000
Total	7,000,000	91	712,500	9	7,712,500
1Member of the Supervisory Board since May 22, 2025
2Member of the Supervisory Board until May 22, 2025. Compensation for chairing of the committees including cash payment pursuant to Section 14 (3) paragraph 1 of the
Articles of Association
3Member of the Supervisory Board until May 22, 2025
All employee representatives on the Supervisory Board, with the exception of Jan Duscheck, Florian Haggenmiller
(member since January 16, 2024), Birgit Laumen (member until January 12, 2024) and Stephan Szukalski, are or were employed in the 2025 and 2024 financial years by Deutsche Bank Group. In the 2025 financial year, these members were paid a total amount of € 1.40 million (in the form of salary, retirement and pension payments) in addition to their
Supervisory Board compensation.
Members of the Supervisory Board are not provided any benefits after they have left the Supervisory Board, although members who are or were employed by the bank are entitled to the benefits associated with the end of such employment (i.e., not on the basis of their Supervisory Board work). During 2025, € 0.13 million were set aside for pension, retirement or similar benefits for the members of the Supervisory Board who are or were employed by the bank.

Deutsche Bank	Compensation of Supervisory Board members
Annual Report 2025	Supervisory Board Compensation for the 2025 and 2024 financial years

	Compensation for the financial year 2024
Members of the Supervisory Board	Base compensation		Compensation for chairing of the committees		Total
	in €	in %	in €	in %	in €
Alexander Wynaendts	950,000	100	—	—	950,000
Frank Schulze	475,000	100	—	—	475,000
Prof. Dr. Norbert Winkeljohann	475,000	83	100,000	17	575,000
Susanne Bleidt	300,000	100	—	—	300,000
Mayree Clark	300,000	67	150,000	33	450,000
Jan Duscheck	300,000	100	—	—	300,000
Manja Eifert	300,000	100	—	—	300,000
Claudia Fieber	300,000	100	—	—	300,000
Sigmar Gabriel	300,000	100	—	—	300,000
Florian Haggenmiller[1]	275,000	100	—	—	275,000
Timo Heider	300,000	100	—	—	300,000
Birgit Laumen[2]	—	—	—	—	0
Gerlinde M. Siebert	300,000	100	—	—	300,000
Yngve Slyngstad	300,000	100	—	—	300,000
Stephan Szukalski	300,000	100	—	—	300,000
John Alexander Thain	300,000	75	100,000	25	400,000
Jürgen Tögel	300,000	100	—	—	300,000
Michele Trogni	300,000	67	150,000	33	450,000
Dr. Dagmar Valcárcel[3]	300,000	67	150,000	33	450,000
Dr. Theodor Weimer	300,000	100	—	—	300,000
Frank Witter	300,000	67	150,000	33	450,000
Total	6,975,000	90	800,000	10	7,775,000
1Member of the Supervisory Board since January 16, 2024
2Member of the Supervisory Board until January 12, 2024
3Compensation for chairing of the committees including cash payment pursuant to Section 14 (3) paragraph 1 of the Articles of Association
Supervisory Board members whose current term of office began before May 17, 2023, were paid out the virtual shares they earned on a cumulative basis during the current term of office until May 17, 2023, in February 2024, as reported on in more detail in the Annual Report 2024.

Deutsche Bank	Comparative presentation of compensation and earnings trends
Annual Report 2025
Comparative presentation of compensation and
earnings trends
The following table shows the comparative presentation of the change from year to year in the compensation, in the earnings of the company and the Group as well as in the average compensation of employees on a full-time equivalent basis over the last five financial years.
The information on the compensation of the current and former members of the Management Board and Supervisory
Board reflects the individualized statement in the Compensation Report of the paid or owed compensation pursuant to
Section 162 (1) sentence 2 No. 1 of the German Stock Corporation Act. The presentation of the development of the company’s earnings is to reflect, according to the legal requirements, those of the stand-alone listed company, i.e.,
Deutsche Bank AG. Accordingly, the net income (net loss) of Deutsche Bank AG is used to present earnings within the meaning of Section 162 (1) sentence 2 No. 2 of the German Stock Corporation Act. As the Management Board
compensation is measured on the basis of Group figures, the earnings figures for the Group are additionally shown for the comparative presentation. These Group earnings figures are net income (net loss), cost/income ratio and Return on
Tangible Equity (RoTE). For the group of employees for the comparison, the data relevant for Deutsche Bank Group were used in light of Deutsche Bank’s global workforce. The group of employees for the comparison comprises all of the employees worldwide of Deutsche Bank Group.
As relevant for compensation determination purposes, the stated financial figures are prepared in accordance with
International Accounting Standards (IFRS) as issued by the International Accounting Standard Board ("IASB") and
endorsed by the European Union ("EU").

	2025	2024	2023	2022	2021	Actual change from 2025 to 2024 in %	Actual change from 2024 to 2023 in %	Actual change from 2023 to 2022 in %	Actual change from 2022 to 2021 in %
1. Company profit development
Net income (net loss) of Deutsche Bank AG (in € m)	6,183	2,883	4,999	5,506	1,919	114	(42)	(9)	187
Net income (net loss) of Deutsche Bank Group (in € m)	6,931	3,366	4,772	5,525	2,365	106	(29)	(14)	134
Cost/income ratio of Deutsche Bank Group (in %)	64.4%	76.3%	75.1%	74.9%	84.6%	(16)	2	0	(11)
Return on Tangible Equity (RoTE) of Deutsche Bank	10.3%	4.7%	7.4%	9.4%	3.8%	122	(38)	(21)	147
2. Average compensation employees
World-wide on a full-time equivalent basis	120,974	122,985	116,713	125,301	120,336	(2)	5	(7)	4
3. Management Board compensation (in € t.)
Current Management Board members
Christian Sewing (member since January 1, 2015)	15,556	4,876	5,010	4,394	3,867	N/M	(3)	14	14
James von Moltke (member since July 1, 2017)	11,217	4,740	4,065	3,783	4,009	137	17	7	(6)
Fabrizio Campelli (member since November 1, 2019)	6,998	4,129	3,909	2,744	2,420	69	6	42	13
Dr. Marcus Chromik (member since May 1 ,2025)	1,903	—	—	—	—	0	0	0	0
Bernd Leukert (member since January 1, 2020)	5,264	3,065	2,990	2,593	2,419	72	3	15	7
Alexander von zur Mühlen (member since August 1, 2020)	6,746	4,133	3,767	3,412	3,157	63	10	10	8
Laura Padovani (member since July 1, 2024)	2,787	1,112	—	—	—	151	0	0	0
Claudio de Sanctis (member since July 1, 2023)	4,540	3,220	1,509	—	—	41	113	0	0

Deutsche Bank	Comparative presentation of compensation and earnings trends
Annual Report 2025

	2025	2024	2023	2022	2021	Actual change from 2025 to 2024 in %	Actual change from 2024 to 2023 in %	Actual change from 2023 to 2022 in %	Actual change from 2022 to 2021 in %
Rebecca Short (member since May 1, 2021)	4,720	2,946	2,674	2,436	1,606	60	10	10	52
Members who left the Management Board during the financial year
Prof. Dr. Stefan Simon (member until April 30, 2025)	5,873[1]	4,118	3,319	2,488	2,446	43	24	33	2
Olivier Vigneron (member until May 19, 2025)	2,541[1]	2,679	2,433	1,508	—	(5)	10	61	0
Members who left the Management Board before the financial year
Karl von Rohr (member until October 31, 2023	7,622	2,425[1]	3,727	3,444	3,235	N/M	(35)	8	6
Christiana Riley (member until May 17, 2023)	—	2	2,673	3,653	3,079	(100)	(100)	(27)	19
Stuart Lewis (member until May 19, 2023)	9,607	388	1,363	2,648	3,079	N/M	(72)	(49)	(14)
Frank Kuhnke (member until 30 April 2021)	734	200	348	1,626[1]	2,264[1]	N/M	(43)	(79)	(28)
Werner Steinmüller (member until July 31, 2020)	4,748	134	283	283	3,117	N/M	(53)	0	(91)
Sylvie Matherat (member until July 31, 2019)	13,946[1]	2,335[1]	132	134	211	N/M	N/M	(1)	(36)
Garth Ritchie (member until July 31, 2019)	12,622[1]	1,790[1]	268	268	2,071	N/M	N/M	0	(87)
Nicolas Moreau (member until Dec 31, 2018)	9,016[1]	2,736[1]	286	317	299	N/M	N/M	(10)	6
Dr. Marcus Schenck (member until May 24, 2018)	2,032	—	65	65	65	0	(100)	0	0
John Cryan (member until April 8, 2018)	1,468	4,382[1]	3,312[1]	47	47	(67)	32	N/M	0
4. Supervisory Board compensation (in € t.)
Current Supervisory Board members
Alexander Wynaendts (member since May 19, 2022)	950	950	929	496	—	0	2	87	0
Frank Schulze (member since May 17, 2023)	475	475	277	—	—	0	71	0	0
Prof. Dr. Norbert Winkeljohann (member since August 1, 2018)	575	575	565	521	496	0	2	8	5
Susanne Bleidt (member since May 17, 2023)	300	300	175	—	—	0	71	0	0
Mayree Clark (member since May 24, 2018)	450	450	429	429	450	0	5	0	(5)
Jan Duscheck (member since August 2, 2016)	300	300	300	300	271	0	0	0	11
Manja Eifert (member since April 7, 2022)	300	300	258	117	—	0	16	121	0
Claudia Fieber (member since May 17, 2023)	300	300	175	—	—	0	71	0	0
Sigmar Gabriel (member since March 11, 2020)	300	300	258	200	200	0	16	29	0
Florian Haggenmiller (member since January 16, 2024)	300	275	—	—	—	9	0	0	0
Timo Heider (member since May 23, 2013)	300	300	279	308	292	0	8	(9)	5
Dr. Klaus Moosmayer (member since May 22, 2025)	175	—	—	—	—	0	0	0	0

Deutsche Bank	Comparative presentation of compensation and earnings trends
Annual Report 2025

	2025	2024	2023	2022	2021	Actual change from 2025 to 2024 in %	Actual change from 2024 to 2023 in %	Actual change from 2023 to 2022 in %	Actual change from 2022 to 2021 in %
Kirsty Roth (member since May 22, 2025)	175	—	—	—	—	0	0	0	0
Gerlinde Siebert (member since May 17, 2023)	300	300	175	—	—	0	71	0	0
Yngve Slyngstad (member since May 19, 2022)	300	300	258	100	—	0	16	158	0
Stephan Szukalski (member until December 31, 2020; member since May 17, 2023)	300	300	175	—	—	0	71	0	0
John Alexander Thain (member since May 24, 2018)	400	400	317	200	200	0	26	59	0
Jürgen Tögel (member since May 17, 2023)	300	300	175	—	—	0	71	0	0
Michele Trogni (member since May 24, 2018)	450	450	450	450	392	0	0	0	15
Frank Witter (member since May 27, 2021)	450	450	388	300	142	0	16	29	111
Former Supervisory Board members
Dr. Dagmar Valcárcel (member until May 22, 2025)	187	450	450	450	450	(58)	0	0	0
Dr. Theodor Weimer (member until May 22, 2025)	125	300	258	200	200	(58)	16	29	0
Ludwig Blomeyer-Bartenstein (member until May 17, 2023)	—	—	125	300	300	0	(100)	(58)	0
Detlef Polaschek (member until May 17, 2023)	—	—	188	450	450	0	(100)	(58)	0
Martina Klee (member until May 17, 2023)	—	—	83	200	171	0	(100)	(59)	17
Birgit Laumen (member until January 12, 2024)	—	—	175	—	—	0	(100)	0	0
Gabriele Platscher (member until May 17, 2023)	—	—	125	300	300	0	(100)	(58)	0
Bernd Rose (member until May 17, 2023)	—	—	146	350	321	0	(100)	(58)	9
Stefan Viertel (member until May 17, 2023)	—	—	146	321	242	0	(100)	(55)	33
Frank Werneke (member until May 17, 2023)	—	—	125	300	8	0	(100)	(58)	N/M
Dr. Paul Achleitner (member until May 19, 2022)	—	—	—	375	871	0	0	(100)	(57)
Dr. Gerhard Eschelbeck (member until May 19, 2022)	—	—	—	104	217	0	0	(100)	(52)
Henriette Mark (member until March 31, 2022)	—	—	—	63	250	0	0	(100)	(75)
Frank Bsirske (member until October 27, 2021)	—	—	—	—	250	0	0	0	(100)
Gerd Alexander Schütz (member until May 27, 2021)	—	—	—	—	50	0	0	0	(100)
N/M – Not meaningful
1 Including Termination Benefits

Deutsche Bank	Compensation of the employees (unaudited)
Annual Report 2025	Regulatory environment
Compensation of the employees (unaudited)
The content of the 2025 Employee Compensation Report is based on the qualitative and quantitative remuneration disclosure requirements outlined in Article 450 No. 1 (a) to (j) Capital Requirements Regulation (CRR) in conjunction with
Section 16 of the Remuneration Ordinance for Institutions (Institutsvergütungsverordnung – InstVV).
This Compensation Report takes a group-wide view and covers all consolidated entities of the Deutsche Bank Group. In accordance with regulatory requirements, equivalent reports for 2025 are prepared for BHW Bausparkasse AG classified as Significant Institution in the meaning of the German Banking Act as well as for other subsidiaries within Deutsche Bank
Group in accordance with local regulatory requirements.
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
As an EU-headquartered institution, Deutsche Bank is subject to the Capital Requirements Regulation/Directive (CRR/
CRD) globally, as transposed into German national law in the German Banking Act and InstVV. These rules are applied to all of Deutsche Bank subsidiaries and branches world-wide to the extent required in accordance with Section 27 InstVV.
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
Reserve Board as well as the requirements related to compensation recovery for executive officers in the event of an accounting restatement as required by the U.S. Securities and Exchange Commission. In any case, the InstVV requirements are applied as minimum standards globally.

Deutsche Bank	Compensation of the employees (unaudited)
Annual Report 2025	Compensation governance
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
ongoing basis. The Compensation Officer performs all relevant monitoring obligations independently, provides an assessment on the appropriateness of the design and strategy of the compensation systems for employees at least annually and regularly supports and advises the CCC.

Deutsche Bank	Compensation of the employees (unaudited)
Annual Report 2025	Compensation governance
Senior Executive Compensation Committee (SECC)
The SECC is a delegated committee established by the Management Board which has the mandate to develop sustainable compensation principles, to prepare recommendations on Total Compensation levels and to ensure appropriate compensation governance and oversight. As part of this mandate, the SECC establishes the Compensation and Benefits Strategy, Policy and corresponding guiding principles, which provide the overarching framework for both
Fixed Pay and Variable Compensation. This includes ensuring that the overall compensation structures are aligned with regulatory requirements and the bank’s compensation principles. Moreover, using quantitative and qualitative factors, the SECC assesses Group and divisional performance as a basis for compensation decisions and makes recommendations to the Management Board regarding the total amount of annual Variable Compensation and its allocation across business divisions and infrastructure functions.
In order to maintain its independence, only representatives from infrastructure and control functions who are not aligned to any of the business divisions are members of the SECC. In 2025, the SECC’s membership comprised of the DB AG
Management Board member responsible for Human Resources and the Chief Financial Officer as Co-Chairpersons, the
Head of Compliance, the Head of Human Resources and the Head of Performance & Reward as well as an additional representative from both Finance and Risk as voting members. The Compensation Officer and an additional representative from Finance participated as non-voting members. The SECC generally meets on a monthly basis but with more frequent meetings during the compensation determination process. It held 15 meetings in total with regard to the compensation process for the performance year 2025.

Deutsche Bank	Compensation of the employees (unaudited)
Annual Report 2025	Compensation and Benefits Strategy
Compensation and Benefits Strategy
Deutsche Bank recognizes that its compensation framework plays a vital role in supporting its strategic objectives. It enables the bank to attract and retain the individuals required to achieve the bank’s objectives. The Compensation and
Benefits Strategy is built on three core pillars (Principles, Performance and Processes as outlined below) that support the bank’s global, client-centric business and risk strategy, reinforced by safe and sound compensation practices that operate within the bank’s profitability, solvency and liquidity position.

Principles	Performance	Processes
– Support the delivery of our sustainable growth **strategy as a Global Hausbank** – Align with **clients' and shareholder interests** and manage costs effectively – **Prevent inappropriate risk taking** and taking into account various risk types including (**ESG) risk** – **Attract** and **retain best talent** by having market-aligned and competitive frameworks and processes – Support our **purpose and aspirational culture,** incl. promotion of a **strong risk and "speak up" culture**	– Create an environment for **motivated**, **engaged** and **committed** employees – Strong link between performance and pay outcomes to foster a **sustainable performance culture** – Apply and promote the bank's **guiding principles of our aspirational culture** and the **Code of Conduct** more broadly and apply **appropriate consequences for failing to meet required standards**	Processes designed to: – Foster a gender-neutral approach, be **simple and transparent** and ensure **equity and fairness** – Ensure compliance with legal and **regulatory** requirements – Prevent inappropriate risk-taking by incorporating **risk management** measures

Deutsche Bank	Compensation of the employees (unaudited)
Annual Report 2025	Group Compensation Framework
Group Compensation Framework
The compensation framework, generally applicable globally across all regions and business lines, emphasizes an appropriate balance between Fixed Pay and Variable Compensation – together forming Total Compensation. It aligns incentives for sustainable performance at all levels of Deutsche Bank whilst ensuring the transparency of compensation decisions and their impact on shareholders and employees. The underlying principles of Deutsche Bank’s Compensation
Framework are applied to all employees equally and are supported by the key principle ‘equal pay for equal work or work of equal value’ and the necessity for equal opportunities, irrespective of differences in, e.g., tenure, gender or ethnicity.
Pursuant to CRD and the requirements subsequently adopted in the German Banking Act, Deutsche Bank is subject to a maximum ratio of 1:1 with regard to fixed-to-variable remuneration components, which was increased to 1:2 for a limited population with shareholder approval on May 22, 2014 with an approval rate of 95.27%, based on valid votes by 27.68%
of the share capital represented at the Annual General Meeting. The remuneration of employees in control functions as defined by InstVV (comprising Risk, Compliance and Anti-Financial Crime, Group Audit and the Group Compensation
Officer and his Deputy) is predominately based on Fixed Pay.
According to the bank’s compensation framework, all employees are entitled to individual Variable Compensation. The standardized Variable Compensation orientation model, which incorporates orientation values determined by division, profession, and seniority, indicates the average expected Variable Compensation as a percentage of Fixed Pay, thus ensuring an appropriate balance between Fixed Pay and Variable Compensation.
Fixed Pay is the key and primary compensation element for most employees globally. It is a fixed regular payment based on transparent and predetermined conditions. It is delivered in the form of base salary and where applicable local specific fixed pay allowances. Fixed Pay reflects the value of the individual role and function within the organization, regional and divisional specifics and rewards the factors an employee brings to the organization such as qualification, skills and experience required for the role in line with remuneration levels in the specific geographic location and level of responsibility.
Variable Compensation is a discretionary compensation component that reflects Group, Divisional risk-adjusted financial and non-financial performance as well as individual contributions. It acknowledges that employees contribute to the success of their Division and the Group as a whole. At the same time, Variable Compensation allows the bank to differentiate individual contributions and to drive behavior and conduct through an incentive system that can positively influence culture and the achievement of the bank’s strategic objectives and to apply consequences for falling below the standards of delivery, behavior and conduct by reducing the Variable Compensation.
In the context of InstVV, severance payments are considered Variable Compensation. The bank’s severance framework ensures full alignment with the respective InstVV requirements.
Employee benefits are considered Fixed Pay from a regulatory perspective, as they have no direct link to performance or discretion. They are granted in accordance with applicable local market practices and requirements. Pension expenses represent the main element of the bank’s benefits portfolio globally.
Total Compensation is made up of defined Fixed Pay, Variable Compensation and is supplemented by benefits.

Deutsche Bank	Compensation of the employees (unaudited)
Annual Report 2025	Employee groups with specific compensation structures
Employee groups with specific compensation structures
For some areas of the bank, compensation structures deviate in some respects from the Group Compensation Framework outlined above, but within regulatory boundaries.
Postbank units
While executive staff of former Postbank generally follow the remuneration structure of Deutsche Bank, the compensation for any other staff in Postbank units is based on specific frameworks agreed with trade unions or with the respective workers’ councils. Where no collective agreements exist, compensation is subject to individual contracts. In general, non-executive and tariff staff in Postbank units receive Variable Compensation, but the structure and portion of
Variable Compensation can differ between legal entities. Notwithstanding these specific frameworks, Variable
Compensation of Postbank units is subject to the bank’s overarching compensation governance overseen by the SECC.
DWS
DWS asset management entities and employees fall under AIFMD, UCITS or IFD regulation, and only DWS employees who are deemed to have a material impact on the risk profile of Deutsche Bank Group remain in scope of the bank’s
Group InstVV requirements. DWS has established its own compensation governance, policy, and structures, as well as
Risk Taker identification process in line with its regulatory requirements. These structures and processes are aligned with
InstVV where required but tailored towards the Asset Management business. Pursuant to the ESMA/EBA Guidelines,
DWS’s compensation strategy is designed to ensure an appropriate ratio between Fixed and Variable Compensation.
Generally, DWS applies remuneration rules that are equivalent to the Deutsche Bank Group approach, but use DWS
Group-related parameters, where possible. Notable deviations from the Group Compensation Framework include the use of share-based instruments linked to DWS shares and fund-linked instruments. These serve to improve the alignment of employee compensation with DWS’ shareholders’ and investors’ interests
Tariff staff
Tariff staff are either subject to a collective agreement (Tarifvertrag für das private Bankgewerbe und die öffentlichen
Banken), as negotiated between trade unions and employer associations, or subject to agreements as negotiated with the respective trade unions directly. The remuneration of tariff staff is included in the quantitative disclosures in this
Report.

Deutsche Bank	Compensation of the employees (unaudited)
Annual Report 2025	Determination of performance-based Variable Compensation
Determination of performance-based Variable Compensation
The bank puts a strong focus on its governance related to compensation decision-making processes. A robust set of rule-
based principles for compensation decisions with close links to the performance of both businesses and individuals were applied.
The total amount of Variable Compensation for any given performance year is derived from an assessment of the bank’s profitability, solvency, and liquidity position (affordability assessment), Group performance and the performance of divisions and infrastructure functions in support of achieving the bank’s strategic objectives.
In a first step, Deutsche Bank assesses the bank’s affordability as well as other limitations (such as external financial goals) to determine what the bank “can” award in line with regulatory and internal requirements. This assessment also takes into account forward‑looking considerations of the bank’s multi‑year strategic plan including its multi-year capital plan. In the next step, the bank assesses divisional risk-adjusted performance, i.e., what the bank “should” award in order to provide an appropriate compensation for contributions to the bank’s success.
The proportion of the Variable Compensation pools related to Group performance, which has a weighting of 25%, is determined based on the performance of a selected number of Group’s Key Performance Indicators (KPIs), including
Cost/Income Ratio (CIR), Post-Tax Return on Tangible Equity (RoTE), ESG: Environmental - Sustainable Financing and
ESG Investments, Social - Gender Diversity and Governance - Audit Control Risk Management Grade.
When assessing divisional performance, a range of considerations are referenced. Performance is assessed in the context of financial and – based on Balanced Scorecards – non-financial targets. To ensure that performance is reviewed in its entirety and that consideration is also given to criteria that are difficult to evaluate with a solely formulaic approach, the
SECC additionally conducts a qualitative review. Following the quantitative calculation of the combined performance assessed Variable Compensation pools, the SECC will review a set of pre-defined qualitative criteria related to both financial and non-financial performance and may decide to apply a maximum 10 percentage points up or down overlay on the divisional performance assessment. The financial targets for front-office divisions are subject to appropriate risk-
adjustment, in particular by referencing the degree of future potential risks to which Deutsche Bank may be exposed, and the amount of capital required to absorb severe unexpected losses arising from these risks. For the infrastructure functions, the financial performance assessment is mainly based on the achievement of cost targets. While the allocation of Variable Compensation to infrastructure functions, and in particular to control functions, depends on both Deutsche
Bank’s overall and their own performance, it is not dependent on the performance of the division(s) that these functions oversee.
At the level of the individual employee, the Variable Compensation Guiding Principles are established, which detail the factors and metrics that managers need to take into account when making Variable Compensation decisions. In doing so, they must fully appreciate the risk-taking activities of individuals to ensure that Variable Compensation allocations are balanced and risk-taking is not inappropriately incentivized. The factors and metrics to be considered include, but are not limited to, (i) business delivery (“What”), i.e., quantitative and qualitative financial, risk-adjusted and non-financial performance metrics, and (ii) behavior (“How”), i.e., culture, conduct and control considerations such as qualitative inputs from control functions or disciplinary sanctions. Variable Compensation setting recommendations help managers to translate individual performance (“What” and “How”) into appropriate pay outcomes. Generally, performance is assessed based on a one-year period. However, for Management Board members of all Significant Institutions, a performance period of three years is taken into account.

Deutsche Bank	Compensation of the employees (unaudited)
Annual Report 2025	Variable Compensation structure
Variable Compensation structure
The compensation structures are designed to provide a mechanism that promotes and supports long-term performance of employees and the bank. Whilst a portion of Variable Compensation is paid upfront, these structures require that an appropriate portion is deferred to ensure alignment to the sustainable performance of the Group. For both parts of
Variable Compensation, Deutsche Bank shares are used as instruments and as an effective way to align compensation with Deutsche Bank’s sustainable performance and the interests of shareholders.
The bank continues to go beyond regulatory requirements with the scope as well as the amount of Variable
Compensation that is deferred and the minimum deferral periods for certain employee groups. The deferral rate and period are determined based on the risk categorization of the employee as well as the business unit. Where applicable, the bank starts to defer parts of Variable Compensation for MRTs where Variable Compensation is set at or above
€ 50,000 or where Variable Compensation exceeds 1/3 of Total Compensation. For non-MRTs, deferrals start at higher levels of Variable Compensation. MRTs are on average subject to deferral rates in excess of the minimum 40% (60% for
Senior Management) as required by InstVV. For MRTs in Material Business Units (MBU) the bank applies a deferral rate of at least 50%. The Variable Compensation threshold for MRTs requiring at least 60% deferral is set at € 500,000. Moreover, for all employees whose Fixed Pay exceeds the amount of € 600,000, the full amount of the Variable Compensation is deferred.
As detailed in the table below, deferral periods range from three to five years, dependent on employee groups
Overview of 2025 award types (excluding DWS Group)

Award Type	Description	Beneficiaries	Deferral Period	Retention Period	Portion

Upfront: Cash Variable Compensation (VC)	Upfront cash	All eligible employees	N/A	N/A	100% of VC, except employees with deferred awards
Upfront: Equity Upfront Award (EUA)	Upfront equity (linked to Deutsche Bank’s share price over the retention period)	MRTs with VC ≥ € 50,000 or where VC exceeds 1/3 of Total Compensation (TC) Non-MRTs with deferred awards where 2025 TC > € 500,000	N/A	12 months	50% of upfront VC
Deferred: Restricted Incentive Award (RIA)	Deferred cash	All employees with deferred VC	Equal tranche vesting: MRTs: 4 years Senior Mgmt.1: 5 years Non-MRTs: 3 years	N/A	50% of deferred VC
Deferred: Restricted Equity Award (REA)	Deferred equity (linked to Deutsche Bank’s share price over the vesting and retention period)	All employees with deferred VC	Equal tranche vesting: MRTs: 4 years Senior Mgmt.1: 5 years Non-MRTs: 3 years	12 months for MRTs	50% of deferred VC
N/A – Not applicable
1For the purpose of Performance Year 2025annual awards, Senior Management is defined DB AG MB-1 positions; incumbents of MB-2 positions in IB and CB reporting to
Co-Heads of CB and Co-Heads of IB; further individuals with significant business responsibilities; MB members of Significant Institutions in the meaning of the German
Banking Act; respective MB-1 positions with managerial responsibility; for the specific deferral rules for the Management Board of Deutsche Bank AG refer to the
Compensation Report for the Management Board
Employees are not allowed to sell, pledge, transfer or assign a deferred award or any rights in respect to the award. They may not enter into any transaction having the economic effect of hedging any Variable Compensation, for example offsetting the risk of price movement with respect to the equity-based award. Compliance, overseen by the
Compensation Officer, monitors that employee trading activity complies with this requirement.

Deutsche Bank	Compensation of the employees (unaudited)
Annual Report 2025	Ex-post risk adjustment of Variable Compensation
Ex-post risk adjustment of Variable Compensation
In line with regulatory requirements relating to ex-post risk adjustment of Variable Compensation, the bank believes that a long-term view on conduct and performance of its employees is a key element of deferred Variable Compensation. As a result, under the Management Board’s oversight, all deferred awards are subject to performance conditions and forfeiture provisions as detailed below.
Overview of Deutsche Bank Group performance conditions and forfeiture provisions of Variable Compensation granted for
Performance Year 2025
1Considering clearly defined and governed adjustments for relevant Profit and Loss items (e.g., business restructurings; impairments of goodwill or intangibles)
2Only applicable to InstVV MRTs in front office divisions
3Other provisions may apply as outlined in the respective plan rules

Deutsche Bank	Compensation of the employees (unaudited)
Annual Report 2025	Compensation decisions for 2025
Compensation decisions for 2025
Year-end considerations and decisions for 2025
All compensation decisions are made within the boundaries of regulatory requirements. These requirements form the overarching framework for determining compensation at Deutsche Bank. In particular, management must ensure that compensation decisions are not detrimental to maintaining the bank’s sound capital base and liquidity reserves.
In 2025, Deutsche Bank delivered record financial results despite operating in a global environment marked by persistent geopolitical uncertainties and macroeconomic challenges. This exceptional performance reflects the continued strength of the Global Hausbank Strategy.
The bank’s employees delivered sustained business growth, with revenues rising in line with the bank’s goals. This, combined with continued cost discipline and cumulative impact of the bank’s transformation efforts and operational efficiencies, enabled Deutsche Bank to maintain strong capital levels while simultaneously increasing capital distributions to shareholders, including a significant rise in the dividend proposed in respect of 2025. Deutsche Bank’s
2025 compensation decisions reflect its commitment to recognize appropriately the contributions of its employees and set fair and competitive compensation levels while also maintaining cost discipline, investing further in business growth and controls, sustaining capital and balance sheet strength, and enabling continued growth in returns to shareholders.
The SECC continuously monitored potential Variable Compensation awards with due consideration to these priorities throughout the year.
Taking due account of all these factors, the Management Board determined that the bank is in a position to award
Variable Compensation, including a year-end performance-based Variable Compensation pool, of € 2.681 billion for
2025 (2024: € 2.514 billion). The increase of year-end performance-based Variable Compensation reflects the strong performance across the bank.
The Variable Compensation for the Management Board of Deutsche Bank AG was determined, as always, by the
Supervisory Board in a separate process, but is included in the tables and charts below.
Compensation awards for 2025 – all employees

	2025									2024
in € m. (unless stated otherwise)¹	Super- visory Board²	Mana- gement Board[3]	CB3	IB3	PB3	AM3	Control Func- tions[3]	Corporate Func- tions[3]	Group Total	Group Total
Number of employees (full-time equivalent)	20	9	16,601	8,188	23,337	4,835	6,682	30,227	89,879	89,753
Total Compensation	8	82	1,438	2,677	2,459	812	803	2,865	11,136	11,056
Base salary and allowances	8	27	1,059	1,334	1,826	488	646	2,221	7,600	7,606
Pension expenses	—	5	70	70	82	41	46	148	462	474
Fixed Pay according to § 2 InstVV	8	32	1,129	1,403	1,908	529	692	2,369	8,062	8,081
Year-end performance- based Variable Compensation[4]	—	43	274	1,230	350	241	99	444	2,681	2,514
Other Variable Compensation[4]	—	2	1	18	27	29	1	3	78	55
Severance payments	—	6	34	26	174	13	11	49	313	405
Variable Pay according to § 2 InstVV	—	51	309	1,274	551	282	111	496	3,072	2,975
1The table may contain marginal rounding differences; FTE (full-time equivalent) as of December 31, 2025; shows remuneration awarded to all employees (including 2025 leavers)
2Supervisory Board represents the Supervisory Board Members of Deutsche Bank AG (they are not considered for the Group Total number of employees); employee representatives are considered with their compensation for the Supervisory Board role only (their employee compensation is included in the relevant divisional column);
the remuneration for members of the Deutsche Bank AG Supervisory Board is not reflected in the Group Total
3Management Board represents the Management Board Members of Deutsche Bank AG; IB = Investment Bank; CB = Corporate Bank; PB = Private Bank; AM = Asset
Management (DWS); Control Functions include Chief Risk Office, Group Audit, Compliance and Anti-Financial Crime; Corporate Functions include any Infrastructure
Function which is neither captured as a Control Function nor part of any division
4Year-end performance-based Variable Compensation reflects the newly implemented LTI Plan for Management Board members of Deutsche Bank AG set up for the performance period 2025-2027, which during the 'transition phase' is shown with the target amount; other Variable Compensation includes other contractual Variable
Compensation commitments such as sign-on awards, retention awards and specific Variable Compensation elements for tariff staff and civil servants; it also includes fringe benefits and contractually agreed post-contractual non-compete compensation awarded to Management Board Members of Deutsche Bank AG which are to be classified as variable remuneration; the table does not include new hire replacement awards for lost entitlements from previous employers (buyouts)

Deutsche Bank	Compensation of the employees (unaudited)
Annual Report 2025	Compensation decisions for 2025
Reported year-end performance-based Variable Compensation and deferral rates year over year – all employees
Deutsche Bank continues to apply deferral structures that go beyond the regulatory minimum, resulting in an overall deferral rate (all employees including non-MRT population) of 44% in 2025 (compared to 46% in 2024). For the MRT population only, the deferral rate amounts to 89% (compared to 92% in 2024).

Deutsche Bank	Compensation of the employees (unaudited)
Annual Report 2025	Material Risk Taker compensation disclosure
Material Risk Taker compensation disclosure
On a global basis, 1,522 employees were identified as MRTs according to CRD/InstVV for financial year 2025, compared to 1,451 employees for 2024. The number of 2025 Group MRTs amounts to 1,287 individuals. Moreover, 298 individuals were identified at an institutional level (thereof 63 Group MRTs). The remuneration elements for all those MRTs on a consolidated basis are detailed in the tables below in accordance with Article 450 CRR. Where applicable, the EU REM tables display the prescribed business lines as per Annex XXXIII of Regulation No 575/2013.
With regard to deferral arrangements and pay-out instruments, 42 MRTs, whose total remuneration amounts to
€ 9.7 million (thereof € 3.3 million variable remuneration including severance payments) benefit from a derogation laid down in Article 94(3) CRD point (a) and 96 MRTs, whose total remuneration amounts to € 14.3 million (thereof
€ 2.7 million variable remuneration including severance payments) benefit from a derogation laid down in Article 94(3)
CRD point (b).
Remuneration for 2025 - Material Risk Takers (REM 1)

		2025
	in € m. (unless stated otherwise)¹	Super- visory Board²	Manage- ment Board[3]	Senior Management[4]	Other Material Risk Takers	Group Total
Fixed Pay	Number of MRTs[5]	20	9	243	1,102	1,374
	Total Fixed Pay	8	32	175	632	847
	of which: cash-based	8	28	169	599	804
	of which: shares or equivalent ownership interests	—	—	—	—	—
	of which: share-linked instruments or equivalent non-cash instruments	—	—	—	—	—
	of which: other instruments	—	—	—	—	—
	of which: other forms	—	3	6	33	43
Variable Pay	Number of MRTs[5]	—	9	240	1,061	1,310
	Total Variable Pay[6]	—	51	190	706	946
	of which: cash-based	—	13	96	362	472
	of which: deferred	—	2	83	264	349
	of which: shares or equivalent ownership interests	—	37	86	343	466
	of which: deferred	—	28	81	264	373
	of which: share-linked instruments or equivalent non-cash instruments	—	—	6	—	6
	of which: deferred	—	—	4	—	4
	of which: other instruments	—	—	2	—	2
	of which: deferred	—	—	2	—	2
	of which: other forms	—	—	—	—	—
	of which: deferred	—	—	—	—	—
	Total Pay	8	82	365	1,338	1,793
1The table may contain marginal rounding differences
2Supervisory Board represents the Supervisory Board Members of Deutsche Bank AG
3Management Board represents the Management Board Members of Deutsche Bank AG
4Senior Management is defined as Deutsche Bank AG MB-1 positions; incumbents of MB-2 positions in IB and CB reporting to Co-Heads of CB and Co-Heads of IB; further individuals with significant business responsibilities; MB members of institutions required to identify MRTs at a solo institutional level and respective MB-1 positions with managerial responsibility
5Beneficiaries only as of December 31, 2025 (HC reported for Supervisory Board and Management Board, FTE reported for the remaining part); therefore, the totals do not add up to the 1,522 individuals identified as MRTs; shows remuneration awarded to all MRTs (including 2025 leavers)
6Variable Pay includes Deutsche Bank´s year-end performance-based Variable Compensation for 2025, other Variable Compensation and severance payments; it also includes fringe benefits and contractually agreed post-contractual non-compete compensation awarded to Management Board Members of Deutsche Bank AG which are to be classified as variable remuneration, and reflects the newly implemented LTI Plan for Management Board members of Deutsche Bank AG set up for the performance period 2025-2027, which during the 'transition phase' is shown with the target amount; the table does not include new hire replacement awards for lost entitlements from previous employers (buyouts)

Deutsche Bank	Compensation of the employees (unaudited)
Annual Report 2025	Material Risk Taker compensation disclosure
Guaranteed variable remuneration and severance payments - Material Risk Takers (REM 2)

	2025
in € m. (unless stated otherwise)¹	Super- visory Board²	Manage- ment Board[3]	Senior Management[4]	Other Material Risk Takers	Group Total
Guaranteed variable remuneration awards
Number of MRTs[5]	—	—	3	8	11
Total amount	—	—	2	17	19
of which: paid during financial year, not taken into account in bonus cap	—	—	—	8	8
Severance payments awarded in previous periods, paid out during financial year
Number of MRTs[5]	—	—	—	—	—
Total amount	—	—	—	—	—
Severance payments awarded during financial year
Number of MRTs[5]	—	1	8	39	48
Total amount[6]	—	6	4	10	21
of which: paid during financial year	—	3	4	10	16
of which: deferred	—	4	—	—	4
of which: paid during financial year, not taken into account in bonus cap	—	3	4	10	16
of which: highest payment that has been awarded to a single person	—	6	2	1	6
1The table may contain marginal rounding differences
2Supervisory Board represents the Supervisory Board Members of Deutsche Bank AG
3Management Board represents the Management Board Members of Deutsche Bank AG
4Senior Management is defined as Deutsche Bank AG MB-1 positions; incumbents of MB-2 positions in IB and CB reporting to Co-Heads of CB and Co-Heads of IB; further individuals with significant business responsibilities; MB members of institutions required to identify MRTs at a solo institutional level and respective MB-1 positions with managerial responsibility
5Beneficiaries only (HC reported for all categories)

Deutsche Bank	Compensation of the employees (unaudited)
Annual Report 2025	Material Risk Taker compensation disclosure
Deferred remuneration - Material Risk Takers (REM 3)

	2025
in € m. (unless stated otherwise)¹	Total amount of deferred remuneration awarded for previous performance periods	Of which due to vest in the financial year	Of which vesting in subsequent financial years	Amount of performance adjustment made in the financial year to deferred remuneration that was due to vest in the financial year	Amount of performance adjustment made in the financial year to deferred remuneration that was due to vest in future performance years	Total amount of adjustment during the financial year due to ex post implicit adjustments[5]	Total amount of deferred remuneration awarded before the financial year actually paid out in the financial year[6]	Total of amount of deferred remuneration awarded for previous performance period that has vested but is subject to retention periods
Supervisory Board[2]	—	—	—	—	—	—	—	—
Cash-based	—	—	—	—	—	—	—	—
Shares or equivalent ownership interests	—	—	—	—	—	—	—	—
Share-linked instruments or equivalent non-cash instruments	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—
Other forms	—	—	—	—	—	—	—	—
Management Board[3]	106	24	82	—	—	80	24	14
Cash-based	48	11	38	—	—	—	11	—
Shares or equivalent ownership interests	58	14	44	—	—	80	14	14
Share-linked instruments or equivalent non-cash instruments	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—
Other forms	—	—	—	—	—	—	—	—
Senior management[4]	460	98	362	—	—	253	98	45
Cash-based	218	47	171	—	—	—	47	—
Shares or equivalent ownership interests	229	49	180	—	—	249	49	44
Share-linked instruments or equivalent non-cash instruments	10	2	8	—	—	4	2	1
Other instruments	3	—	3	—	—	—	—	—
Other forms	—	—	—	—	—	—	—	—
Other Material Risk Takers	1,594	393	1,201	—	—	832	392	146
Cash-based	770	191	579	—	—	—	191	—
Shares or equivalent ownership interests	824	202	622	—	—	832	202	146
Share-linked instruments or equivalent non-cash instruments	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—
Other forms	—	—	—	—	—	—	—	—
Total amount	2,160	516	1,644	—	—	1,165	515	205
1The table may contain marginal rounding differences
2Supervisory Board represents the Supervisory Board Members of Deutsche Bank AG
3Management Board represents the Management Board Members of Deutsche Bank AG
4Senior Management is defined as Deutsche Bank AG MB-1 positions; incumbents of MB-2 positions in IB and CB reporting to Co-Heads of CB and Co-Heads of IB; further individuals with significant business responsibilities; MB members of institutions required to identify MRTs at a solo institutional level and respective MB-1 positions with managerial responsibility
5Changes of value of deferred remuneration due to the changes of prices of instruments
6Defined as remuneration awarded before the financial year which vested in the financial year (including where subject to a retention period)

Deutsche Bank	Compensation of the employees (unaudited)
Annual Report 2025	Material Risk Taker compensation disclosure
Remuneration of high earners – Material Risk Takers (REM 4)

	2025	2024
in €	Number of individuals	Number of individuals
Total Pay[1]
1,000,000 to 1,499,999	339	331
1,500,000 to 1,999,999	123	125
2,000,000 to 2,499,999	71	59
2,500,000 to 2,999,999	32	48
3,000,000 to 3,499,999	31	25
3,500,000 to 3,999,999	16	14
4.000,000 to 4,499,999	8	6
4,500,000 to 4,999,999	9	5
5,000,000 to 5,999,999	7	9
6,000,000 to 6,999,999	4	3
7,000,000 to 7,999,999	4	12
8,000,000 to 8,999,999	4	3
9,000,000 to 9,999,999	6	3
10,000,000 to 10,999,999	1	3
11,000,000 to 11,999,999	2	—
17,000,000 to 17,999,999	—	1
18,000,000 to 18,999,999	1	—
Total	658	647
1Includes all components of Fixed Pay and Variable Compensation (including severances); buyouts are not included
In total, 658 MRTs received a Total Pay of € 1 million or more for 2025. The number of MRT high earners remains essentially flat compared to 2024.
Compensation awards 2025 – Material Risk Takers (REM 5)

	Management Body Remuneration			Business Areas
in € m. (unless stated otherwise)¹	Super- visory Board[2]	Manage- ment Board[2]	Total Manage- ment Body	Invest- ment Banking[2]	Retail Banking[2]	Asset Manage- ment[2]	Corporate Functions[2]	Control Functions[2]	Total
Total number of Material Risk Takers[3]									1374
of which: Management Body	20	9	29	N/A	N/A	N/A	N/A	N/A	N/A
of which: Senior Management[4]	N/A	N/A	N/A	34	87	6	78	38	243
of which: Other Material Risk Takers	N/A	N/A	N/A	634	251	1	114	102	1,102
Total Pay of Material Risk Takers	8	82	90	1,147	292	21	167	76	1,793
of which: variable pay[5]	—	51	51	644	143	12	78	20	946
of which: fixed pay	8	32	40	504	149	10	89	56	847
1The table may contain marginal rounding differences
2Supervisory Board represents the Supervisory Board Members of Deutsche Bank AG, Management Board represents the Management Board Members of Deutsche Bank
AG; Investment Banking = Investment Bank; Retail Banking = Private Bank and Corporate Bank; Asset Management = Asset Management (DWS); Control Functions
include Chief Risk Office, Group Audit, Compliance and Anti-Financial Crime; Corporate Functions include any Infrastructure Function which is neither captured as a
Control Function nor part of any division
3HC as of December 31, 2025 reported for Supervisory Board and Management Board, FTE as of December 31, 2025 reported for the remaining part; therefore, the totals do not add up to the 1,522 individuals identified as MRTs; shows remuneration awarded to all MRTs (including 2025 leavers)
4Senior Management is defined as Deutsche Bank AG MB-1 positions; incumbents of MB-2 positions in IB and CB reporting to Co-Heads of CB and Co-Heads of IB; further individuals with significant business responsibilities; MB members of institutions required to identify MRTs at a solo institutional level and respective MB-1 positions with managerial responsibility
5Variable Pay includes Deutsche Bank´s year-end performance-based Variable Compensation for 2025, other Variable Compensation and severance payments; it also includes fringe benefits and contractually agreed post-contractual non-compete compensation awarded to Management Board Members of Deutsche Bank AG which are to be classified as variable remuneration, and reflects the newly implemented LTI Plan for Management Board members of Deutsche Bank AG set up for the performance period 2025-2027, which during the 'transition phase' is shown with the target amount; the table does not include new hire replacement awards for lost entitlements from previous employers (buyouts)

Deutsche Bank	Corporate Governance Statement according to Sections 289f and 315d of the German Commercial Code
Annual Report 2025
4-Corporate Governance Statement according to Sections 289f and
315d of the German Commercial Code

407	Compliance with German Corporate Governance Code
410	Management Board
418	Supervisory Board
435	Related Party Transactions
435	Value and leadership principles of Deutsche Bank AG and Deutsche Bank Group
436	Principal accountant fees and services

Deutsche Bank	Compliance with German Corporate Governance Code
Annual Report 2025
[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	Compliance with German Corporate Governance Code
Annual Report 2025
[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	Compliance with German Corporate Governance Code
Annual Report 2025
All information presented in this Corporate Governance Statement according to Sections 289f and 315d of the German
Commercial Code is as of February 6, 2026.

Deutsche Bank	Management Board
Annual Report 2025	Procedures of the Management Board
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
The Management Board decides on all matters prescribed by law and the Articles of Association and ensures adherence to the legal requirements and internal guidelines (compliance). It also takes the necessary measures to ensure that adequate internal guidelines are developed and implemented. The Management Board's responsibilities include, in particular, the bank’s strategic management and direction, the allocation of resources, financial accounting and reporting, control and risk management, the proper functioning of the business organization, the systematic identification and assessment of the environmental and social impacts of the company’s operations as well as corporate control. The Management Board decides on the appointments to the senior management level below the Management
Board and, in particular, on the appointment of Global Key Function Holders. When appointing executives to management functions in the Group, the Management Board takes diversity into account and strives, in particular, to achieve an appropriate representation of women. The Management Board works closely together with the Supervisory
Board in a cooperative relationship of trust and for the benefit of the company. The Management Board reports to the
Supervisory Board at a minimum within the scope prescribed by law or administrative guidelines, in particular on all issues with relevance for the Group concerning strategy, the intended business policy, planning, business development, risk situation, risk management, staff development, reputation and compliance.
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
governance and decision-making body for sustainability-related matters, approved the final set of material topics.
Finally, the results of the double materiality assessment were presented to the Management Board for approval
The results of the double materiality assessment were also presented to the Audit Committee of the Supervisory Board.

Deutsche Bank	Management Board
Annual Report 2025	Procedures of the Management Board
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
Training of the Management Board
In order to fulfil the requirements for professional suitability, an ongoing system of Management Board training takes place regularly throughout the year. This also covers Environmental, Social and Governance issues, along with numerous topic areas in connection with law, compliance, anti-financial crime, data management, risk management and human resources.

Deutsche Bank	Management Board
Annual Report 2025	Management Board committees
Management Board committees
The Management Board prefers to rely on individually accountable senior managers rather than committees where possible and therefore it generally only establishes committees for issues that require joint decision-making. For certain overarching topics the Management Board has established the following committees and has delegated certain decision-making authority to them for each of the following topics:

Deutsche Bank	Management Board
Annual Report 2025	Personnel changes to the Management Board and the current members of the Management Board
Personnel changes to the Management Board and the current
members of the Management Board
The Management Board of Deutsche Bank AG is made up of ten “Executives”. All Management Board members have a contract of service (Dienstvertrag) with Deutsche Bank AG.
In the year ended December 31, 2025, the following members of the Management Board were appointed for a three-year period:
–Dr. Marcus Chromik with effect from May 1, 2025
–Raja Akram with effect from January 1, 2026
The following members left the Management Board:
–Professor Dr. Stefan Simon as of April 30, 2025
–Olivier Vigneron as of May 19, 2025
The following information is provided on the current members of the Management Board, including the year in which they were born, year in which they were first appointed and year in which their term expires as well as their current positions and areas of responsibility according to the current Business Allocation Plan for the Management Board. Also
specified are their other board mandates or directorships outside of Deutsche Bank Group as well as all memberships in legally prescribed supervisory boards or other comparable domestic or foreign supervisory bodies of commercial enterprises. Listed companies are marked with an “*”. The Terms of Reference for the Management Board specify that the members of the Management Board generally should not accept the chair of supervisory boards of companies outside Deutsche Bank Group.
Christian Sewing
Year of birth: 1970
First appointed: 2015
Term expires: 2029
Christian Sewing became a member of the Management Board on January 1, 2015, and Chief Executive Officer on April
8, 2018. He is responsible on the Management Board for Corporate Affairs & Strategy as well as Sustainability, Research and Group Audit and since May 1, 2025, for Legal. From May 1 until August 1, 2025, he was responsible for Group
Governance.
Prior to assuming his role on the Management Board, Mr. Sewing was Global Head of Group Audit and held a number of positions before that in Risk, including Deputy Chief Risk Officer (from 2012 to 2013) and Chief Credit Officer (from 2010 to 2012) of Deutsche Bank.
From 2005 to 2007, Mr. Sewing was a member of the Management Board of Deutsche Genossenschafts-
Hypothekenbank.
Before graduating with a diploma from the Bankakademie Bielefeld and Hamburg, Mr. Sewing completed a bank apprenticeship at Deutsche Bank in 1989.
Mr. Sewing does not have any external directorships subject to disclosure.

Deutsche Bank	Management Board
Annual Report 2025	Personnel changes to the Management Board and the current members of the Management Board
James von Moltke
Year of birth: 1969
First appointed: 2017
Term expires: 2026
James von Moltke became a member of the Management Board on July 1, 2017, and President as of March 25, 2022. He is
Chief Financial Officer and in this function he is responsible for Finance, Group Tax, Treasury and Investor Relations. He will step down as Chief Financial Officer on March 15, 2026. In July 2023, he took on responsibility for Asset Management (DWS).
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
Raja Akram
Year of birth: 1972
First appointed: 2026
Term expires: 2028
Raja Akram became a member of the Management Board on January 1, 2026, and will assume the role of Chief Financial
Officer in March 2026.
He joined Deutsche Bank on October 1, 2025 as Chief Financial Officer Designate. Prior to joining Deutsche Bank, Raja
Akram was Deputy Chief Financial Officer at Morgan Stanley, overseeing Global Controllers and Regional Finance in addition to other critical Finance functions. He was a member of the firm’s management committee and served on the
Supervisory Board of Morgan Stanley Europe.
Before joining Morgan Stanley, Raja Akram held senior roles at Citigroup from 2006 to 2020 including Controller & Chief
Accounting Officer, CFO of Treasury & Trade Solutions and CFO of Citi Brazil. Prior to Citigroup he worked as a director for Accounting Policy & Research at Fitch Ratings, and as a senior manager in the KPMG national office.
Raja Akram holds an M.S. in Accounting and a B.B.A. in Finance & Accounting from Texas A&M University. He has also served as Adjunct Professor at the Fashion Institute of Technology and Texas A&M University.
Mr. Akram does not have any external directorships subject to disclosure.
Fabrizio Campelli
Year of birth: 1973
First appointed: 2019
Term expires: 2028
Fabrizio Campelli became a member of the Management Board on November 1, 2019. He is responsible for the
Corporate Bank and the Investment Bank and has also been responsible for the bank’s UK & Ireland region and the
Americas region since May 1, 2025.
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
He joined Deutsche Bank in 2004 after working at McKinsey & Company in the firm’s London and Milan offices, focusing on strategic assignments mainly for global financial institutions.
He holds an MBA from MIT Sloan School of Management and a Business Administration degree from Bocconi University in Milan.
Mr. Campelli does not have any external directorships subject to disclosure.

Deutsche Bank	Management Board
Annual Report 2025	Personnel changes to the Management Board and the current members of the Management Board
Dr. Marcus Chromik
Year of birth: 1972
First appointed: 2025
Term expires: 2028
Dr. Marcus Chromik became a member of the Management Board on May 1, 2025. Since May 20, 2025, he has acted as Chief
Risk Officer and is responsible for managing Credit Risk, Market Risk, Treasury Risk, Liquidity Risk, Enterprise Risk and
Operational Risk Management.
He joined Deutsche Bank on March 1, 2025. Dr. Chromik possesses a wealth of experience in the risk management field within banks, most recently as non-executive director and member of the Board of Directors and Risk Committee at UniCredit in Milan.
From July 2009 to December 2023, he worked at Commerzbank in Frankfurt am Main, serving as Chief Risk Officer and member of the Management Board from January 2016.
From March 2004 to June 2009, Dr. Marcus Chromik held several leadership positions at Deutsche Postbank AG, including Head of Risk Controlling, Head of Primary Capital Markets, and Head of Liquidity Management and Credit Treasury.
He began his professional career in 2001 at McKinsey & Company in Hamburg.
Dr. Chromik studied physics at Ludwig Maximilian University of Munich and received his Ph.D. in nuclear physics there in 2001.
Dr. Chromik does not have any external directorships subject to disclosure.
Bernd Leukert
Year of birth: 1967
First appointed: 2020
Term expires: 2026
Bernd Leukert became a member of the Management Board on January 1, 2020. He is Chief Technology, Data and
Innovation Officer and is responsible for the Chief Information Office for the Infrastructure areas and the business divisions, as well as for the Chief Technology Office, the Chief Security Office and Chief Innovation Office. He is also responsible for Data Governance and Oversight as well as for Cloud Transformation.
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
He is member of the Supervisory Board of Bertelsmann SE & Co. KGaA
Alexander von zur Mühlen
Year of birth: 1975
First appointed: 2020
Term expires: 2026
Alexander von zur Mühlen became a member of the Management Board on August 1, 2020. Since July 2023, he has been the CEO for Asia-Pacific, Europe, the Middle East and Africa (EMEA) and Germany.
Mr. von zur Mühlen joined Deutsche Bank in 1998 and over the years has held a range of management roles in London and Frankfurt across infrastructure and business divisions. From 2018 to 2020, he was responsible for the Group’s strategic development and was the advisor to the Chief Executive Officer (CEO). Before that, he served as Co-Head of
Global Capital Markets, with a regional focus on Asia-Pacific and Europe, the Middle East and Africa (EMEA). From 2009
to 2017, he was Group Treasurer.
Alexander von zur Mühlen holds a Diploma in Business Administration from the Berlin School of Economics and Law in Berlin.
Mr. von zur Mühlen does not have any external directorships subject to disclosure.

Deutsche Bank	Management Board
Annual Report 2025	Personnel changes to the Management Board and the current members of the Management Board
Laura Padovani
Year of birth: 1966
First appointed: 2024
Term expires: 2027
Laura Padovani became a member of the Management Board on July 1, 2024. She is Chief Compliance and Anti-Financial
Crime Officer. Since August 1, 2025, she has also been responsible for Group Governance.
Ms. Padovani joined Deutsche Bank in April 2023 as Group Chief Compliance Officer and Head of Compliance. Prior to
joining the bank, Ms. Padovani was Group Chief Compliance Officer at Barclays and previously spent 20 years at
American Express. She has extensive international experience and proven leadership expertise in global, regional, and business Compliance functions.
Laura Padovani holds a Masters in Law from the London School of Economics and Political Science and a Law Degree
from University of Buenos Aires.
Ms. Padovani does not have any external directorships subject to disclosure.
Claudio de Sanctis
Year of birth: 1972
First appointed: 2023
Term expires: 2029
Claudio de Sanctis became a member of the Management Board on July 1, 2023. He is Head of the Private Bank.
Mr. de Sanctis has been responsible for the International Private Bank since it was established in June 2020, when he was also appointed Chief Executive Officer (CEO) of Europe, the Middle East and Africa (EMEA). He had previously been
Global Head of Deutsche Bank Wealth Management since November 2019 after joining Deutsche Bank in December
2018 as Head of Deutsche Bank Wealth Management Europe. In addition, he was also the Chief Executive Officer (CEO)
of Deutsche Bank AG (Schweiz) from February to December 2019.
Before joining Deutsche Bank, he was Head of Private Banking, Europe, at Credit Suisse, where he started in 2013 as
Market Area Head Southeast Asia for Private Banking. Before that, he had spent seven years at UBS Wealth Management
Europe, most recently as Market Head Iberia and Nordics.
Earlier in his career he was at Barclays as Head of the Key Clients Unit Europe in Private Banking focusing on Ultra-High-
Net-Worth (UHNW) clients. He also worked at Merrill Lynch Private Wealth Management in Europe, the Middle East and
Africa (EMEA).
He holds a BA degree in Philosophy from La Sapienza University of Rome.
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
She joined Deutsche Bank on its graduate program in Auckland in 1998. She moved to London in 2000, where she spent 13 years in Risk in a variety of roles, primarily in Credit Risk Management, latterly as European Head of Corporates. In 2013, she moved to a senior central management role in Audit, where she spent two years.
She has a Bachelor of Commerce (Honours) degree in Finance & Accounting from the University of Otago, Dunedin, New Zealand.
Ms. Short does not have any external directorships subject to disclosure.

Deutsche Bank	Management Board
Annual Report 2025	Share ownership of Management Board members
Share ownership of Management Board members
The information on the share ownership of the Management Board can be found in the Compensation Report of the
Annual Report 2025.

Deutsche Bank	Supervisory Board
Annual Report 2025
Supervisory Board
The Supervisory Board of Deutsche Bank AG consists of 20 members – 10 Supervisory Board members are shareholder representatives elected by the General Meeting, and 10 Supervisory Board members are employee representatives elected by the delegates of employees in Germany entitled to elect them. All Supervisory Board members have the same obligation to act in the interests of the company and perform their Supervisory Board mandate in the interests of
Deutsche Bank AG. The internal organization of the Supervisory Board and its committees as well as the requirements for its members are subject not only to the regulations of the German Banking Act (Kreditwesengesetz (KWG)) and the
recommendations of the German Corporate Governance Code, but also to specific supervisory requirements. Such requirements are founded on, among other things, the German Banking Act (KWG), the Remuneration Ordinance for
Institutions (Institutsvergütungsverordnung (InstitutsVergV)), the guidelines of the European Banking Authority (EBA)
and European Securities and Markets Authority (ESMA) and the administrative practices of the European Central Bank as the bank´s prudential supervisory authority. In individual cases, the regulatory requirements may diverge from the recommendations of the German Corporate Governance Code (see Section “Inapplicable Code recommendations due to the precedence of statutory provisions”).
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
Furthermore, the Supervisory Board may specify additional transactions that require its approval. Within statutory limits, the Supervisory Board may also delegate decisions on issuing its approval to a committee, in order to increase efficiency.

Deutsche Bank	Supervisory Board
Annual Report 2025	Procedures of the Supervisory Board and its committees
Procedures of the Supervisory Board and its committees
The working procedures of the Supervisory Board of Deutsche Bank AG are supported by the expertise of its members, as well as an efficient distribution of tasks and coordination.
From among its members and in accordance with regulatory requirements for banks, the Supervisory Board has established eight standing committees: the Chairman’s Committee; Nomination Committee; Audit Committee; Risk
Committee; Compensation Control Committee; Strategy and Sustainability Committee; Technology, Data and
Innovation Committee; and Mediation Committee. The Regulatory Oversight Committee was dissolved with effect from May 22, 2025. The responsibilities, tasks and procedures of the Supervisory Board committees are set out in their respective terms of reference and briefly summarized here:
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
Nomination Committee: The Nomination Committee supports the Supervisory Board, in particular, in identifying candidates to fill a position on the Management Board and Supervisory Board and in the assessment to be performed regularly of the structure, size, composition and performance of the Management Board and of the Supervisory Board.
It supports the promotion of talent development and diversity with a special focus on succession planning for the
Management Board and draws up an objective to promote the under-represented gender on the Supervisory Board as well as a strategy for achieving this.
Audit Committee: The Audit Committee supports the Supervisory Board, in particular, in monitoring the financial reporting process, the effectiveness of the risk management system (internal control system and internal audit), the auditing of the financial statements, including the auditor’s independence and the additional services provided by the auditor, as well as the monitoring of other audit-relevant matters. It also supports the Supervisory Board in monitoring the Management Board’s prompt remediation, through suitable measures, of deficiencies identified by internal and external auditors. The Management Board informs the Audit Committee on an ongoing basis about special procedures, substantial complaints and other exceptional measures on the part of German and foreign regulatory authorities.
Risk Committee: The Risk Committee advises the Supervisory Board in all matters relating to the current and future overall risk appetite and strategy and supports the Supervisory Board in monitoring the implementation of this strategy by the senior management level. The Risk Committee monitors whether the conditions in the client business are in line with the company’s business model and risk structure. It reviews whether the incentives set by the compensation system take into consideration the bank’s risk, capital and liquidity structure as well as the likelihood and maturity of earnings, taking into account retention risk. The Risk Committee also supports the Supervisory Board in monitoring the litigation cases with the highest risks and analyzing the legal and reputational risks that are material to the bank.
Compensation Control Committee: The Compensation Control Committee handles compensation topics. It supports the Supervisory Board, in particular, in the appropriate structuring of the compensation systems for the Management
Board and monitors the appropriate structuring of the compensation systems for employees. It prepares the
Supervisory Board’s resolutions on the compensation of the Management Board members and reviews the use and effectiveness of measures available in the compensation system for dealing with breaches of legal regulations as well as internal and external rules, policies and procedures. The Compensation Control Committee and the Risk Committee
work together and conduct joint meetings. The Compensation Control Committee is advised by the Compensation
Officer and, if required, by external consultants.
Regulatory Oversight Committee: The Regulatory Oversight Committee was dissolved with effect from May 22, 2025.
Within the framework of its organizational autonomy, the Supervisory Board may dissolve committees as long as there are no obligatory banking regulatory requirements to the contrary. The aim in dissolving the Committee was a more comprehensive and bundled monitoring of the topics related to improving the control systems and resilience of the bank. The Supervisory Board delegated individual tasks of the Regulatory Oversight Committee to the Audit
Committee, Risk Committee or Compensation Control Committee, or took them back itself.
Strategy and Sustainability Committee: The Strategy and Sustainability Committee supports the Supervisory Board in fulfilling its monitoring function relating to the bank’s strategy, including the Environmental, Social and Governance
(ESG) strategy and sustainability issues. It advises and monitors the Management Board with regard to the definition of the bank’s business strategies aligned to the sustainable development of the bank and the establishment of processes for planning, implementing, assessing and adjusting these strategies.

Deutsche Bank	Supervisory Board
Annual Report 2025	Procedures of the Supervisory Board and its committees
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
Mediation Committee: The Mediation Committee submits proposals to the Supervisory Board on the appointment or dismissal of members of the Management Board in cases where the Supervisory Board is unable to reach a two-thirds majority decision. The Mediation Committee only meets if necessary.
All terms of reference are reviewed and updated by the Supervisory Board on an ad hoc basis (for example, upon changes in laws or regulatory requirements), but at least once annually. They are published on the website of
Deutsche Bank AG (www.db.com/ir/en/documents.htm) in their currently applicable versions.
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
Induction, training and diversity guidelines are also component parts of the Suitability Guideline in accordance with regulatory requirements. Furthermore, the Supervisory Board issued a Profile of Requirements (see Section:
“Objectives for the Composition of the Supervisory Board, Profile of Requirements/Profile of Requirements for the
Supervisory Board”). In addition, the Supervisory Board has Guidelines for the Assessment of the Independence of its
members and a Guidelines for Handling Conflicts of Interests. These documents are also reviewed and updated by the
Supervisory Board on an ad hoc basis, but at least once annually.
The Supervisory Board receives reports from the Management Board within the scope prescribed by law or administrative guidelines, in particular on all issues of relevance for the Group concerning strategy, intended business policy, planning, business development, risk situation, risk management, staff development, reputation and compliance. Furthermore, Group Audit informs the Audit Committee of any deficiencies identified regularly and – in the case of severe deficiencies – without undue delay. In addition, the Chairman of the Supervisory Board is informed of serious findings relating to the members of the Management Board. The Supervisory Board and Management Board
adopted an Information Regime, along with a general engagement (interaction) protocol that also covers regulatory topics. These regulate not only the reporting to the Supervisory Board, but also, among other things, the Supervisory
Board’s enquiries and requests for information from employees of the company as well as the exchange of information in connection with preparations for the meetings and between the meetings.
The Supervisory Board meets regularly also without the Management Board. This also applies to its committees. In addition, the representatives of the employees and the representatives of the shareholders regularly conduct preliminary discussions separately.
The Chairman of the Supervisory Board plays a crucial role in the proper functioning of the Supervisory Board, also in accordance with the specific regulatory requirements, and has a leadership role in this. He can issue internal guidelines and principles concerning the Supervisory Board’s internal organization and communications, the coordination of the work within the Supervisory Board and the Supervisory Board’s interaction with the Management Board. The Chairman of the Supervisory Board engages in investor discussions on Supervisory Board-related topics when necessary and regularly informs the Supervisory Board of the substance of such discussions. These also cover Environmental, Social and Governance (ESG) topics. The Chairman of the Supervisory Board is the contact partner on the Supervisory Board for the bank’s regulatory authorities, with whom he engages in several discussions over the course of a financial year.
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
assessment of the situation, development and management of Deutsche Bank Group. The Chairman of the Audit
Committee also conducts regular discussions with the auditor outside the meetings. Furthermore, some of the chairpersons of the Supervisory Board committees also engage in discussions with the bank’s regulatory authorities.

Deutsche Bank	Supervisory Board
Annual Report 2025	Procedures of the Supervisory Board and its committees
Induction and training events
For each newly elected or appointed Supervisory Board member, individualized induction and training sessions are organized based on their knowledge and skills, while taking into consideration possible recommendations of the
Nomination Committee, in order to help them get started in the new position. The induction events also serve as an introduction to the bank, its Management Board, selected senior managers, the auditor and Group Audit. Through additional customized training sessions, the new member’s individual knowledge is expanded and enriched. The
Nomination Committee regularly receives reports on the progress and participation in these training sessions.
In addition, regular training sessions are conducted for the entire Supervisory Board on current topics. Details on this are provided in the Report of the Supervisory Board.
Succession planning and diversity
Pursuant to the German Banking Act (KWG) the members of the Management Board must be professionally suitable and reliable and devote sufficient time to their tasks. The Supervisory Board assesses the qualifications of the individual members as well as the qualification of the Management Board as a whole (collective suitability). In this connection diversity of backgrounds and mindsets plays an important role as well as gender, nationality and age. The Nomination
Committee supports the Supervisory Board in identifying suitable internal and external candidates to fill a position on the bank’s Management Board while taking into account the applicable statutory and regulatory requirements. For this, the Committee has developed a position description with a candidate profile and a statement of the related time commitment for a Management Board member as well as questionnaires for the assessment of the knowledge, reliability and time availability. The Nomination Committee and Supervisory Board regularly receive reports from the Management
Board on internal candidates for succession planning (“talent pipeline”) and the process from the perspective of the
Management Board. The members of the Supervisory Board have opportunities to meet selected senior managers at the meetings of the Supervisory Board and its committees as well as bank-internal events. With a view to a sustainable, ideally diverse succession planning while also taking gender diversity into consideration, the Supervisory Board also works together with external service providers.
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
The Stock Corporation Act (Aktiengesetz (AktG)) requires that a company that is listed on a stock exchange and has three or more members of the Management Board, such as Deutsche Bank, must have at least one woman and one man as members of its Management Board, otherwise the appointment is rendered void. In addition, promoting diversity on the
Management Board is very important to the Supervisory Board, and it is actively working on Management Board diversity,
e.g., in terms of gender, nationality and age, as well as different backgrounds and mindsets. The Supervisory Board takes into account the legally required minimum gender participation on the Management Board pursuant to Section 76 (3a) of the German Stock Corporation Act (AktG) and strives to sustainably and continually increase the percentage of women on the Management Board. In the 2025 financial year, the percentage of women on the Management Board was 22.2%.
To further increase the number of suitable internal female candidates, the Supervisory Board set a corresponding objective for the Management Board for appointing women to senior management positions directly below the
Management Board and embedded this objective within the long-term performance metrics of the new compensation system for the Management Board (for further details see the “Compensation Report”, “Compensation of Management
Board” chapter “Long-Term Incentives (LTI)”). The Supervisory Board regularly discusses the measures and ongoing progress with the Management Board.

Deutsche Bank	Supervisory Board
Annual Report 2025	Procedures of the Supervisory Board and its committees
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
It resolved that the assessment of the 2025 reporting period would be performed with external assistance. The
Nomination Committee reported regularly to the Supervisory Board on the work-in-progress on the assessment. The external advisor engaged for this conducted a workshop for the Supervisory Board, which took place on October 23,
2024. The assessment was performed essentially on the basis of extensive questionnaires regarding the work of the
Supervisory Board, of the Supervisory Board committees and of the Management Board as well as interviews with the individual members of the Management Board and Supervisory Board. The final discussion and approval of the results of the assessment took place at the Supervisory Board meeting in plenum on March 13, 2025, and the results were set out in a written final report. The Supervisory Board continues to hold the opinion that the Supervisory Board and
Management Board have achieved a high standard and that there are no reservations, in particular, regarding the professional qualifications, personal reliability and time availability of the members of the Management Board and of the
Supervisory Board.

Deutsche Bank	Supervisory Board
Annual Report 2025	Members of the Supervisory Board and its committees
Members of the Supervisory Board and its committees
In accordance with the Articles of Association, the members of the Supervisory Board are elected for the period until the conclusion of the General Meeting which adopts the resolutions concerning the ratification of the acts of management for the fourth financial year following the beginning of the term of office. For the election of shareholder representatives, the General Meeting may establish that the terms of office of the members may begin or end on differing dates. In accordance with the Terms of Reference for the Supervisory Board since July 2020, shareholder representatives are proposed to the General Meeting for election for a maximum of approximately four years, i.e., until the conclusion of the
General Meeting which adopts the resolutions concerning the ratification of the acts of management for the third financial year following the beginning of the term of office, whereby the financial year in which the term of office begins is not taken into account.
The following table provides detailed information on the members of the Supervisory Board (as of February 6, 2026).

Name	Principal occupation	Supervisory board memberships and other directorships
Alexander Wynaendts Year of birth: 1960 First elected: May 19, 2022 Term expires: 2026	Chairman of the Supervisory Board, Deutsche Bank AG
Air France-KLM Group S.A.2 (Member of the Board of
Directors); Uber Technologies, Inc.2 (Member of the Board of
Directors); Uber Payments B.V. (Non-Executive Director,
Chairman); Puissance Holding B.V. (Non-Executive Director,
Chairman) (until November 27, 2025), Non-Executive Board
Member (since November 28, 2025)

Susanne Bleidt[1] Year of birth: 1967 First elected: May 17, 2023 Term expires: 2028	Staff Council Member	Postbank Filialvertrieb AG3; Postbeamtenkranken-kasse (Member of the Advisory Board)
Mayree Clark Year of birth: 1957 First elected: May 24, 2018 Term expires: 2027	Supervisory Board member	Ally Financial, Inc.2 (Member of the Board of Directors), Allvue Systems Holdings, Inc. (Member of the Board of Directors) (until August 1, 2025)
Jan Duscheck[1] Year of birth: 1984 Appointed by the court: August 2, 2016 First elected: May 24, 2018 Term expires: 2028	Head of National Working Group: Banking, ver.di (Vereinte Dienstleistungsgewerkschaft (United Services Union))	NÜRNBERGER Beteiligungs-AG2 (since March 4, 2025)
Manja Eifert[1] Year of birth: 1971 Appointed by the court: April 7, 2022 First elected: May 17, 2023 Term expires: 2028	Staff Council Member	No memberships or directorships subject to disclosure
Claudia Fieber[1] Year of birth: 1966 First elected: May 17, 2023 Term expires: 2028	Staff Council Member	No memberships or directorships subject to disclosure

Deutsche Bank	Supervisory Board
Annual Report 2025	Members of the Supervisory Board and its committees

Name	Principal occupation	Supervisory board memberships and other directorships
Sigmar Gabriel Year of birth: 1959 Appointed by the court: March 11, 2020 First elected: May 20, 2020 Term expires: 2029	Former German Federal Government Minister	Heristo AG; Siemens Energy AG2; Siemens Energy Management GmbH; Rheinmetall AG2 (since May 13, 2025)
Florian Haggenmiller[1] Year of birth: 1982 Appointed by the court: January 16, 2024 Term expires: 2028	Head of National Working Group: Information and Communications Technology, ver.di (Vereinte Dienstleistungsgewerkschaft (United Services Union))	IBM Deutschland GmbH; IBM Central Holding GmbH
Timo Heider[1] Year of birth: 1975 First elected: May 23, 2013 Term expires: 2028	Staff Council Member	BHW Bausparkasse AG3 (Deputy Chairman); PCC Services GmbH der Deutschen Bank3 (Deputy Chairman); Pensionskasse der BHW Bausparkasse VVaG3 (Deputy Chairman)
Dr. Klaus Moosmayer Year of birth: 1968 First elected: May 22, 2025 Term expires: 2029	Supervisory Board member	No memberships or directorships subject to disclosure
Kirsty Roth Year of birth: 1975 First elected: May 22, 2025 Term expires: 2029	Chief Operations and Technology Officer, Thomson Reuters Corporation[2]	No memberships or directorships subject to disclosure
Frank Schulze[1] Year of birth: 1968 First elected: May 17, 2023 Term expires: 2028	Deputy Chairman of the Supervisory Board, Deutsche Bank AG; Staff Council Member	No memberships or directorships subject to disclosure
Gerlinde M. Siebert[1] Year of birth: 1967 First elected: May 17, 2023 Term expires: 2028	Global Head of Governance, Deutsche Bank AG	No memberships or directorships subject to disclosure
Yngve Slyngstad Year of birth: 1962 First elected: May 19, 2022 Term expires: 2026	Chief Executive Officer Aker Asset Management AS (until June 30, 2025); Chief Executive Officer ICP Asset Management AS (since June 1, 2025)	No memberships or directorships subject to disclosure
Stephan Szukalski[1] Year of birth: 1967 First elected: May 17, 2023[4] Term expires: 2028	Federal Chairman, Deutscher Bankangestellten- Verband e.V. (DBV) (German Association of Bank Employees) – Gewerkschaft der Finanzdienstleister (Financial Services Providers Union)	No memberships or directorships subject to disclosure

Deutsche Bank	Supervisory Board
Annual Report 2025	Members of the Supervisory Board and its committees

Name	Principal occupation	Supervisory board memberships and other directorships
John Alexander Thain Year of birth: 1955 First elected: May 24, 2018 Term expires: 2027	Supervisory Board member
Uber Technologies, Inc.2 (Member of the Board of Directors);
Aperture Investors LLC (Member of the Board of Directors);
Pine Island Capital Partners LLC (Chairman) (until July 1,
2025); Pine Island New Energy Partners (Chairman) (since
July 1, 2025)

Jürgen Tögel[1] Year of birth: 1968 First elected: May 17, 2023 Term expires: 2028	Staff Council Member	BVV Versicherungsverein des Bankgewerbes a.G.; BVV Versorgungskasse des Bankgewerbes e.V.; BKK Deutsche Bank AG3 (Member of the Advisory Board)
Michele Trogni Year of birth: 1965 First elected: May 24, 2018 Term expires: 2027	Chief Executive Officer, Zinnia Corporate Holdings, LLC (until December 31, 2025); Senior Advisor to Zinnia Corporate Holdings, LLC and Eldridge Industries, LLC (since 1 January 2026)	Everly Life, LLC (Member of the Non-Executive Board); Zinnia Corporate Holdings, LLC (CEO and Chairperson of the Board of Directors) (until December 31, 2025)
Professor Dr. Norbert Winkeljohann Year of birth: 1957 First elected: August 1, 2018 Term expires: 2027	Deputy Chairman of the Supervisory Board of Deutsche Bank AG; Self-Employed Corporate Consultant, Norbert Winkeljohann Advisory & Investments	Bayer AG2 (Chairman); Georgsmarienhütte Holding GmbH (until September 17, 2025); Sievert SE (Chairman); Bohnenkamp AG (Chairman)
Frank Witter Year of birth: 1959 First elected: May 27, 2021 Term expires: 2029	Supervisory Board member	Traton SE2; CGI Inc.2 (Member of the Board of Directors) (until January 28, 2026)
1Employee representative
2Listed company
3Group-internal mandate
4Mr. Szukalski already was a member of the Supervisory Board from May 2013 to November 2015 and from May 2018 to December 2020.

Deutsche Bank	Supervisory Board
Annual Report 2025	Members of the Supervisory Board and its committees
The following overview provides more detailed information on the memberships in the different committees:
Chairman’s Committee: Alexander Wynaendts, Chairman, Timo Heider, Frank Schulze, Professor Dr. Norbert
Winkeljohann
Nomination Committee: Alexander Wynaendts, Chairman, Mayree Clark, Timo Heider, Frank Schulze, Professor
Dr. Norbert Winkeljohann
Audit Committee: Frank Witter, Chairman, Susanne Bleidt, Manja Eifert, Claudia Fieber, Sigmar Gabriel (since May 22,
2025), Dr. Klaus Moosmayer (since May 22, 2025), Gerlinde M. Siebert (until October 24, 2025), Stephan Szukalski (since
October 24, 2025), Dr. Dagmar Valcárcel (until May 22, 2025), Dr. Theodor Weimer (until May 22, 2025), Professor
Dr. Norbert Winkeljohann
Risk Committee: Mayree Clark, Chairperson, Jan Duscheck, Claudia Fieber (since October 24, 2025), Timo Heider (since
May 22, 2025), Dr. Klaus Moosmayer (since May 22, 2025), Gerlinde M. Siebert (until October 24, 2025), Stephan
Szukalski, Michele Trogni, Professor Dr. Norbert Winkeljohann, Alexander Wynaendts
Compensation Control Committee: Professor Dr. Norbert Winkeljohann, Chairman, Jan Duscheck, Timo Heider (until
May 22, 2025), Dr. Klaus Moosmayer (since May 22, 2025), Frank Schulze (since May 22, 2025), Jürgen Tögel, Dr. Dagmar
Valcárcel (until May 22, 2025), Alexander Wynaendts
Regulatory Oversight Committee (the Committee was dissolved on May 22, 2025): Dr. Dagmar Valcárcel, Chairperson
(until May 22, 2025), Jan Duscheck (until May 22, 2025), Sigmar Gabriel (until May 22, 2025), Timo Heider (until May 22,
2025), Stephan Szukalski (until May 22, 2025), Alexander Wynaendts (until May 22, 2025)
Strategy and Sustainability Committee: John Alexander Thain, Chairman, Mayree Clark, Claudia Fieber (until October 24,
2025), Florian Haggenmiller, Frank Schulze, Gerlinde M. Siebert (since October 24, 2025), Yngve Slyngstad (since May 22,
2025), Jürgen Tögel, Michele Trogni (until May 22, 2025), Alexander Wynaendts
Technology, Data and Innovation Committee: Michele Trogni, Chairperson, Susanne Bleidt, Manja Eifert, Florian
Haggenmiller, Kirsty Roth (since May 22, 2025), Yngve Slyngstad (until May 22, 2025), Alexander Wynaendts
Mediation Committee: Alexander Wynaendts, Chairman, Timo Heider, Frank Schulze, Professor Dr. Norbert Winkeljohann

Deutsche Bank	Supervisory Board
Annual Report 2025	Objectives for the composition of the Supervisory Board, Profile of requirements
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
To increase the effectiveness of the Supervisory Board’s work and the transparency for stakeholders and regulators, the
Supervisory Board adopted a Profile of Requirements in 2023. It is reviewed annually also in light of the bank’s strategic development and target operating model, and it is updated if necessary. The Profile of Requirements sets out the general and expanded fields of expertise of the Supervisory Board that are required for the monitoring and advising of the
Management Board of Deutsche Bank AG. The Profile of Requirements is regularly taken into account when developing the proposals to the General Meeting for the election of shareholder representatives and when determining the individual and collective need for the training of the Supervisory Board and its members. The Profile of Requirements is also considered when appointing members to the individual committees.
Profile of requirements for the Supervisory Board
The Supervisory Board specified general fields of expertise and expanded fields of expertise in its Profile of
Requirements.
General fields of expertise
Ideally, every member of the Supervisory Board possesses these individual qualifications.
–Understanding of commercial business issues
–Analytical and strategic mindset
–Understanding of the German corporate governance system, and – as a result – an understanding of a Supervisory
Board member’s responsibilities
–Understanding of the business model and the structure of Deutsche Bank AG
–Basic understanding of the financial services sector, e.g., (i) knowledge in the areas of banking, financial services, financial markets, financial industry, including the bank’s home market and the bank’s key markets outside Europe, and
(ii) knowledge of the relevant clients for the bank, the market’s expectations and the operational environment.
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
Accounting, including sustainability reporting
–Accounting (International Financial Reporting Standards (IFRS) and German Commercial Code (HGB)) and auditing of annual financial statements
–Taxation

Deutsche Bank	Supervisory Board
Annual Report 2025	Objectives for the composition of the Supervisory Board, Profile of requirements
Regulatory framework and legal requirements
–Understanding of the key legal framework conditions in the countries in which the company has its main operations
–Understanding of the key relevant legal systems for the bank
–Experience in the executive management/supervisory board of large enterprises
–Regulatory framework and legal requirements, in particular, knowledge of the legal systems relevant for the bank
–Knowledge of the social, political and regulatory expectations in the home market
Human capital, compensation and corporate culture
–Human resources and staff management
–Compensation and compensation systems
–Selection procedure for management body members and assessment of their suitability
–Corporate culture
Risk management
–Risk management (investigation, assessment, mitigation, management and control of financial and non-financial risks, capital and liquidity management, shareholdings)
–Combating money laundering and prevention of financial crime and the financing of terrorism
Information technology, data and digitalization
–Digitalization, including digital banking
–Data, including data governance
–Information technology (IT), IT systems and IT security, including cyber risks
Strategy, transformation and Environmental, Social and Governance (ESG) issues
–Strategic planning of business models and risk strategies as well as their implementation
–Climate and other environmental aspects
–Knowledge of social and political expectations (in particular in the home market) and their impacts on corporate social responsibility
–Company’s purpose
Organizational structure and control of a financial institution
–Governance
–Management of a large, international, regulated company
–Internal organization of the bank
–Internal audit
–Compliance and internal controls
In order to adequately reflect the bank’s business model, the Supervisory Board shall demonstrate not only these professional qualifications but also qualifications and experience in the various client segments and different sales markets.
Client segments
–Private Banking and Wealth Management
–Corporate Banking
–Investment Banking
–Asset Management
–
Regional expertise
–Germany
–Europe
–Americas
–Asia-Pacific (APAC)
The Supervisory Board believes that it complies with the specified concrete objectives regarding its composition and the
Profile of Requirements – as shown in the following qualifications matrix. The members of the Supervisory Board as a whole possess the knowledge, abilities and expert experience to properly complete their tasks.

Deutsche Bank	Supervisory Board
Annual Report 2025	Objectives for the composition of the Supervisory Board, Profile of requirements
Composition and expertise

		Alexander Wynaendts	Susanne Bleidt	Mayree Clark	Jan Duscheck	Manja Eifert	Claudia Fieber	Sigmar Gabriel	Florian Haggenmiller	Timo Heider	Dr. Klaus Moosmayer	Kirsty Roth	Frank Schulze	Gerlinde Siebert	Yngve Slyngstad	Stephan Szukalski	John Thain	Jürgen Tögel	Michele Trogni	Prof. Dr. Norbert Winkeljohann	Frank Witter
Member- ship	No Overboarding*	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Independent **	✓	ER	✓	ER	ER	ER	✓	ER	ER	✓	✓	ER	ER	✓	ER	✓	ER	✓	✓	✓

Professional expertise	General fields of expertise	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

	Accounting and reporting, incl. sustainability reporting	✓	✓	✓										✓	✓	✓	✓	✓	✓	✓	✓
	Audit Committee Financial Experts ***																			w	w
	Expertise in the area of accounting ***																			w	w
	Expertise in the area of auditing ***																			w	w
	Regulatory framework and Legal requirements	✓		✓				✓		✓	✓	✓	✓	✓		✓	✓	✓		✓	✓
	Human Capital, Compensation and Corporate Culture	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Compensation Control Committee Compensation Experts***	w									w									w
	Risk Management	✓		✓	✓		✓	✓			✓	✓		✓	✓	✓	✓		✓	✓	✓
	Information technology, data and digitalization	✓	✓	✓	✓				✓		✓	✓	✓	✓	✓		✓		✓
	Strategy, Transformation and ESG	✓		✓	✓			✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Organizational structure and control of a financial institution	✓	✓	✓		✓	✓	✓		✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Client/business expertise	Private Banking and Wealth Management	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓	✓		✓	✓	✓	✓	✓	✓
	Corporate Banking	✓				✓	✓				✓	✓	✓	✓		✓	✓	✓	✓	✓	✓
	Investment Banking	✓		✓								✓		✓	✓		✓		✓		✓
	Asset Management	✓		✓											✓		✓

Regional Expertise	Germany		✓		✓	✓	✓	✓	✓	✓	✓		✓	✓		✓		✓		✓	✓
	Europe	✓		✓				✓	✓		✓	✓		✓	✓		✓		✓	✓	✓
	Americas	✓		✓				✓			✓	✓		✓			✓		✓	✓	✓
	APAC	✓		✓				✓			✓	✓		✓	✓		✓		✓	✓	✓
✓ Profound and professional knowledge/expert
w Regulatory expert/expertise required by law and/or supervisory regulation
ER Employee Representative
* Definition of no overboarding: All Supervisory Board members hold an admissible number of board directorships in various companies in addition to Deutsche Bank AG.
Overboarding, i.e., holding an inadmissible number of board directorships in different companies, is determined on the basis of the statutory regulation in Section 25d (3)
of the German Banking Act (KWG)
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
controlling shareholder at present
*** Definition of experts given in the “Supervisory Board committee experts” section of this report

Deutsche Bank	Supervisory Board
Annual Report 2025	Objectives for the composition of the Supervisory Board, Profile of requirements
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
Special importance has already been attached to an appropriate consideration of women in the selection process since the
Supervisory Board elections in 2008. For the election proposals to the General Meeting, the Supervisory Board takes into account the recommendations of the Nomination Committee and the legal requirements according to which the Supervisory Board shall be composed of at least 30% women and at least 30% men. In reviewing potential candidates for a new election or subsequent appointments to Supervisory Board positions that have become vacant, qualified women are included in the selection process and appropriately considered in the election proposals. At the end of the financial year, four women and six men were members of the
Supervisory Board on the employee representatives’ side and three women and seven men on the shareholder representatives’
side. In total, the Supervisory Board has seven female members, which corresponds to 35%. The statutory minimum quota of 30%
has thus been fulfilled for many years now.
The average age of the Supervisory Board members was 58.4. The age structure is diverse, ranging from 41 to 70 years of age and spanning three generations, according to the general definition of the term.
The length of membership on the Supervisory Board of Deutsche Bank AG ranged from under one year to around 13 years at the end of the financial year. The average length of membership on the Supervisory Board as of December 31, 2025, was 4.63 years.
The diverse range of the members’ educational and professional backgrounds includes banking, business administration, economics, auditing, law, German studies, political science, electrical engineering, information systems, healthcare and chemistry.
The resumes of the members of the Supervisory Board are published on the website of Deutsche Bank AG (www.db.com/ir/en/
supervisory-board.htm).
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
Supervisory Board.
Some members of the Supervisory Board are, or were last year, in high-ranking positions at other companies that Deutsche Bank
AG has business relations with. Business transactions of Deutsche Bank AG with these companies were conducted under the same conditions as those between unrelated third parties. In the opinion of the Management Board and the Supervisory Board, these transactions did not affect the independence of the Supervisory Board members involved.

Deutsche Bank	Supervisory Board
Annual Report 2025	Supervisory Board Committee experts
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
Furthermore, the Supervisory Board determined in accordance with Sections 107 (4) and 100 (5) of the Stock
Corporation Act (AktG) and Section 25d (9) of the German Banking Act (KWG) that Professor Dr. Norbert Winkeljohann and Frank Witter have expert knowledge in financial accounting and the auditing of financial statements.
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
Compensation Control Committee Compensation experts
Pursuant to Section 25d (12) of the German Banking Act (KWG), at least one member of the Compensation Control
Committee must have sufficient expertise and professional experience in the field of risk management and risk controlling, in particular, with regard to the mechanisms to align compensation systems to the company’s overall risk appetite and strategy and the bank’s capital base. Based on the recommendation of the Compensation Control
Committee, the Supervisory Board resolved to specify by name Professor Dr. Norbert Winkeljohann, Alexander
Wynaendts and Dr. Klaus Moosmayer as Compensation Control Committee Compensation Experts. All of them have expertise and professional experience in the field of risk management and risk controlling, in particular with regard to mechanisms to align the compensation systems to the company’s overall risk appetite and strategy and its capital base.
They therefore fulfill the requirements of Section 25d (12) of the German Banking Act (KWG). Based on their years of experience as Management Board Chairman and/or Chief Executive Officer, Professor Dr. Norbert Winkeljohann and
Alexander Wynaendts have sufficient expertise and professional experience in the area of risk management and risk controlling. Dr. Klaus Moosmayer has expertise and experience for the specific topics of risk management and risk control based on his experience (i) as Chief Compliance Officer at Siemens, relating to the Compliance System of Siemens
Financial Services and Siemens Bank divisions, (ii) as member of the Executive Committee and Chief Ethics, Risk and
Compliance Officer of Novartis AG, as well as (iii) through his additional work on international committees and organizations.

Deutsche Bank	Supervisory Board
Annual Report 2025	Share ownership of Supervisory Board members
Share ownership of Supervisory Board members
The individual members of the Supervisory Board held the following numbers of shares (and share awards under employee share plans):
–

Members of the Supervisory Board	Number of shares	Number of share awards
Alexander Wynaendts	10,392	—
Susanne Bleidt	—	—
Mayree Clark	109,444	—
Jan Duscheck	—	—
Manja Eifert	241	10
Claudia Fieber	441	10
Sigmar Gabriel	2,423	—
Florian Haggenmiller	—	—
Timo Heider	—	—
Dr. Klaus Moosmayer	—	—
Kirsty Roth	—	—
Frank Schulze	598	10
Gerlinde M. Siebert	8,555	7,344.5
Yngve Slyngstad	2,250	—
Stephan Szukalski	—	—
John Alexander Thain	100,000	—
Jürgen Tögel	1,228	10
Michele Trogni	15,000	—
Dr. Dagmar Valcárcel
Dr. Theodor Weimer
Professor Dr. Norbert Winkeljohann	6,300	—
Frank Witter	3,428	—
Total	260,300	7,384.5
1Ms. Siebert has an entitlement to 7,344.50 shares as part of her deferred variable compensation as an employee. These share awards will be due for delivery in the years
2026 to 2030.
As of February 6, 2026, the members of the Supervisory Board held 260,300 shares, which is less than 0.02% of the shares issued as of that day.
The “Number of share awards” column in the table lists share awards granted under the Global Share Purchase Plan to
Supervisory Board members who are employees of Deutsche Bank (“Matching Awards”), which are scheduled to be delivered to them on November 1, 2026, as well as Restricted Equity Awards (deferred share awards), which are granted to employees with deferred variable compensation. The Restricted Equity Awards are indicated with a footnote in the table, and further details on them as a compensation instrument are provided in the “Employee compensation report”.
The Compensation Report on the preceding financial year and the auditor’s report pursuant to Section 162 of the
German Stock Corporation Act (AktG), the currently applicable compensation system pursuant to Section 87a (1) and (2)
sentence 1 AktG as well as the last resolution on compensation pursuant to Section 113 (3) AktG are available from the website: www.db.com (under the Investor Relations headings “Reports and Events”, “Annual Reports”).

Deutsche Bank	Supervisory Board
Annual Report 2025	Diversity concept
Diversity concept
The Stock Corporation Act (AktG) requires that a company that is listed on a stock exchange and has three or more members of the Management Board, such as Deutsche Bank, must have at least one woman and one man as member of its Management Board, failing the appointment is rendered void. In addition, promoting cognitive diversity on the
Management Board is important to the Supervisory Board, and it is intensively addressing the topic. It is actively working to ensure the Management Board has sufficient diversity of thought, e.g., in terms of gender, nationality and age, as well as different backgrounds and mindsets.
Moreover, the AktG requires that the Management Board of a listed company sets targets for the share of women in the two management layers below the Management Board. The Supervisory Board and Management Board strive to and should serve as role models for the bank to drive an inclusive culture. In accordance with the bank’s aim to embrace dialogue and diverse views, diversity in the composition of the Supervisory Board and the Management Board also facilitates the proper performance of the tasks and duties assigned to them by law, the Articles of Association and Terms of Reference.
As an integral part of Deutsche Bank’s strategy as a leading European bank with a global reach and a strong home market in Germany, diversity is a decisive factor for the bank’s success. With 160 nationalities represented across 55 countries in
2025, the bank is proud of its multicultural workforce. It sees the unique perspectives and experiences within its global network as a competitive advantage as it fuels innovation, strengthens culture and drives more sustainable outcomes.
Age and gender as well as educational and professional backgrounds have long been accepted as key aspects of the far more comprehensive understanding of diversity at Deutsche Bank.
As stated in its Code of Conduct, Deutsche Bank is committed to ensuring fair and equal opportunities for employees from all backgrounds and experiences, an objective it advances through its multi-dimensional diversity and inclusion strategy. Centered on five pillars - leadership accountability, adapting processes, driving behavioral change, thought leadership, and ensuring legal compliance - the strategy is endorsed by the Management Board who monitors progress against the agreed goals and objectives.
The targets for the proportion of women in management positions, the gender quota and the disclosure pursuant to
Section 96 (2) of the German Stock Corporation Act (AktG) are described in the "Sustainability Statement" in the section
"Own Workforce”.
Diversity concept for the Supervisory Board
The diversity concept for the Supervisory Board and its implementation are described in the section “Supervisory Board -
Objectives for the composition of the Supervisory Board, Profile of Requirements, diversity concept and status of implementation”.
Diversity concept and succession planning for the Management Board
Through the composition of the Management Board, it is to be ensured that its members have, at all times, the required knowledge, skills and experience necessary to properly perform their tasks. Accordingly, when selecting members for the
Management Board, care is to be taken that they collectively have sufficient expertise and diversity within the meaning of the objectives specified above. Furthermore, the Supervisory Board and Management Board are to ensure long-term succession planning.
The Act to Supplement and Amend Regulations on the Equal Participation of Women and Men in Management Positions
in the Private and Public Sectors (Equal Participation Act II (FüPoG II) requires that at least one woman and one man be appointed to a management board with more than three members; however, no additional goals must be set. The bank fulfilled this requirement as of December 31, 2025, as it has two women on the Management Board. In general, a
Management Board member should not be older at the end of his or her appointment period than the regular retirement age according to the rules of the statutory pension insurance scheme applicable in Germany for the long-term insured to claim an early retirement pension.

Deutsche Bank	Supervisory Board
Annual Report 2025	Diversity concept
Implementation
In accordance with the law, the Articles of Association and Terms of Reference, the Supervisory Board adopted a candidate profile for the members of the Management Board, based on a proposal from the Nomination Committee. This profile takes into account an “Expertise and Capabilities Matrix”, specifying, among other things, the required knowledge, skills and experience to perform the tasks as Management Board member, in order to successfully develop and implement the bank’s strategy in the respective market or the respective division and as a management body collectively. The Management Board reviews succession plans for Management Board positions, both individually and as a group. Individual succession plans are reviewed and internal succession candidates are discussed in detail based on potential, leadership skills and experience as well as fit and proper suitability. As gender diversity is a key focus of
Deutsche Bank, the respective succession metrics and data analytics support this process. After approval by the
Management Board these plans are submitted to the Nomination Committee and the Supervisory Board, in principle at a meeting for extensive deliberation.
In identifying candidates to fill a position on the bank’s Management Board, the Supervisory Board’s Nomination
Committee takes into account the appropriate diversity balance of all Management Board members collectively.
Furthermore, it also considers the targets set by the Supervisory Board in accordance with statutory requirements for the percentage of women on the Management Board.
The Nomination Committee supports the Supervisory Board with the periodic assessment, to be performed at least once a year, of the knowledge, skills and experience of the individual members of the Management Board and of the
Management Board in its entirety.
Results achieved in the 2025 financial year
As of December 31, 2025, the Management Board comprised two women (22% ) and seven men.
The age structure is ranging from 50 to 59 years of age as of December 31, 2025.
In light of the bank’s strategy as a leading European bank with a global reach and a strong home market in Germany, five of the nine Management Board members as of December 31, 2025 have a German background. Furthermore, the
Management Board members come from Italy, the United Kingdom, Australia, New Zealand and Switzerland. However,
the ethnic diversity of the Management Board does not currently reflect the full diversity of the markets where the bank does business or the diversity of Deutsche Bank’s employees.
The diverse range of the Management Board members’ educational and professional backgrounds includes accounting, banking, business administration, economics, engineering finance, law and philosophy.
The bank transparently reports on Management Board diversity in addition to the information presented in this Corporate
Governance Statement according to Sec. 289f and 315d of the German Commercial Code in the sections “Management
Board” and “Supervisory Board” as well as on the bank’s website: www.db.com (Heading: Investor Relations, “Corporate
Governance”, “Management Board”).
Share Plans
For information on the employee share programs, please refer to the additional Note 33 “Employee Benefits” to the
Consolidated Financial Statements.

Deutsche Bank	Related Party Transactions
Annual Report 2025
Related Party Transactions
For information on related party transactions please refer to Note 36 “Related party transactions“.
Value and leadership principles of Deutsche Bank AG
and Deutsche Bank Group
Deutsche Bank Group Code of Conduct and Code of Ethics for Senior Financial
Officers
Deutsche Bank Group’s Code of Conduct sets out Deutsche Bank’s purpose, values and beliefs and minimum standards of conduct that the bank expects all members of the Management Board and employees to follow. These values and standards govern employee interactions with the bank’s clients, competitors, business partners, government and regulatory authorities, and shareholders, as well as with other employees. In addition, the Code forms the cornerstone of the bank’s policies, which provide guidance on compliance with applicable laws and regulations.
In accordance with Section 406 of the Sarbanes-Oxley Act of 2002, the bank adopted a Code of Ethics for Senior
Financial Officers of Deutsche Bank AG and Deutsche Bank Group with special obligations that apply to the “Senior
Financial Officers”, which currently consist of Deutsche Bank’s Chairman of the Management Board and the Chief
Financial Officer as well as certain other Senior Financial Officers. There were no amendments or waivers to this Code of
Ethics in 2025.
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
Deutsche Bank Group have instituted clear corporate governance principles.
Further details on corporate governance are published on Deutsche Bank’s website (www.db.com/ir/en/corporate-
governance.htm).

Deutsche Bank	Principal accountant fees and services
Annual Report 2025
Principal accountant fees and services
In accordance with German law, Deutsche Bank’s principal accountant is appointed at the Annual General Meeting based on a recommendation of Deutsche Bank’s Supervisory Board. The Audit Committee of the Supervisory Board prepares such a recommendation. Subsequent to the principal accountant’s appointment, the Audit Committee awards the contract and in its sole authority approves the terms and scope of the audit and all audit engagement fees as well as monitors the principal accountant’s independence. EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft (EY) was the bank’s principal accountant for the 2024 and 2025 fiscal years, respectively.
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
compliance with tax regulations, and (4) All other fees, which are fees for products and services other than Audit fees,
Audit-related fees and Tax-related fees. These amounts include expenses and exclude Value Added Tax (VAT).
Fees billed by EY

Fee category in € m.	2025	2024
Audit fees	70	69
Audit-related fees	10	10
Tax-related fees	—	—
All other fees	—	1
Total fees	80	80
Under SEC regulations, the principal accountant fees are required to be presented as follows: audit fees were €72 million in 2025 and 2024, audit-related fees were €8 million in 2025 compared to €7 million in 2024, tax-related fees were €0 million in 2025 and 2024, and all other fees were €0 million in 2025 compared to €1 million in 2024.
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
Additionally, United States law and regulations permit that specific pre-approval is not required for permissible non-
audit services, provided that such non-audit services: (i) do not aggregate to more than 5% of total fees paid by Deutsche
Bank AG and its subsidiaries to the auditor in the fiscal year in which the services are provided; (ii) were not recognized by the bank or a subsidiary thereof as non-audit services at the time of the engagement; and (iii) are promptly brought to the attention of the Audit Committee of Deutsche Bank AG and approved, prior to the completion of the next audit. In 2024 and 2025, the percentage of the total amount of revenues Deutsche Bank paid to its principal accountant for non-audit services that was subject to such a waiver was less than 5% for each year.

Deutsche Bank	Supplementary Information (Unaudited)
Annual Report 2025
5-Supplementary Information (Unaudited)

438	Wording conventions for trend descriptions presented
438	Non-GAAP financial measures
446	Declaration of Backing
448	Group Five-Year Record
450	Imprints – Publications

Deutsche Bank	Supplementary Information (Unaudited)
Annual Report 2025
[Section intentionally left blank for SEC filing purposes]
Non-GAAP financial measures
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
statements.
Return on Equity Ratios
The Group reports post-tax return on average tangible shareholders’ equity, which is a non-GAAP financial measure, and reconciles to post-tax return on average shareholders’ equity.
Post-tax return on average shareholders’ equity and post-tax return on average tangible shareholders' equity are calculated as profit (loss) attributable to Deutsche Bank shareholders after deducting profit (loss) attributable to noncontrolling interests and after profit (loss) attributable to additional equity components (AT1 coupon) as a percentage of average shareholders’ equity and average tangible shareholders' equity. For the Group, the allocation reflects the reported effective tax rate, which was 25% for the full year 2025, 33% for 2024 and 19% for 2023. Profit (loss)
attributable to Deutsche Bank shareholders after AT1 coupon for the segments is defined as profit (loss) excluding profit
(loss) attributable to noncontrolling interests and after AT1 coupons, the latter being allocated to segments based on their allocated average tangible shareholders’ equity. For the segments, the applied tax rate was 28% for all report periods in 2025, 2024 and 2023.
The Group’s tangible shareholders' equity is shareholders’ equity as reported in the Consolidated Balance Sheet excluding goodwill and other intangible assets. Tangible shareholders’ equity for the segments is calculated by deducting goodwill and other intangible assets from shareholders’ equity as allocated to the segments. The ratios are then calculated as a percentage of profit (loss) attributable to shareholders by the average shareholders’ equity and average tangible shareholders' equity, respectively.
The Group believes that a presentation of average tangible shareholders’ equity makes comparisons to its competitors easier and refers to this measure in the return on tangible equity ratio presented by the Group. However, average tangible shareholders’ equity is not a measure provided for in IFRS and ratios based on this measure should not be compared to other companies’ ratios without considering differences in the calculations.
The reconciliation of the aforementioned ratios is set forth in the table below:

Deutsche Bank	Non-GAAP financial measures
Annual Report 2025	Return on Equity Ratios

	2025
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total
Profit (loss) before tax	2,603	4,022	2,348	983	-887	9,069
Profit (loss)	1,874	2,896	1,691	708	-355	6,814
Profit (loss) attributable to noncontrolling interests	—	—	—	—	208	208
Profit (loss) attributable to Deutsche Bank shareholders and additional equity components	1,874	2,896	1,691	708	-562	6,606
Profit (loss) attributable to additional equity components[1]	154	315	196	33	112	809
Profit (loss) attributable to Deutsche Bank shareholders	1,720	2,581	1,495	675	-674	5,797

Average allocated shareholders' equity[2]	12,199	23,967	14,763	5,218	12,396	68,543
Deduct: Average allocated goodwill and other intangible assets[2,3]	968	852	462	2,896	1,657	6,835
Average allocated tangible shareholders' equity[2]	11,230	23,115	14,301	2,323	10,739	61,707
Post-tax return on average shareholders’ equity[2,4]	14.1%	10.8%	10.1%	12.9%	N/M	8.5%
Post-tax return on average tangible shareholders’ equity[2]	15.3%	11.2%	10.5%	29.1%	N/M	9.4%
N/M – Not meaningful
1Represents the estimated coupons to be paid to the AT1 instruments at the next payment date, as of the respective reporting period
2 Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information please refer to section “Note 04 - Business segments and related information” of this report
3Goodwill and other intangible assets related to the non-controlling interests in DWS are excluded
4 Profit (loss) attributable to additional equity components is deducted in the bank’s return‑on‑equity calculation. The amount represents the estimated coupons to be paid to the AT1 instruments at the next payment date, as of the respective reporting period. The actual AT1 coupons paid in the financial year 2025 amounted to € 761 million

	2024
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total
Profit (loss) before tax	2,101	3,344	1,204	632	(577)	6,703
Profit (loss)	1,512	2,407	867	455	(761)	4,481
Profit (loss) attributable to noncontrolling interests	—	—	—	—	139	139
Profit (loss) attributable to Deutsche Bank shareholders and additional equity components	1,512	2,407	867	455	(900)	4,342
Profit (loss) attributable to additional equity components[1]	125	263	159	27	93	668
Profit (loss) attributable to Deutsche Bank shareholders	1,388	2,144	708	428	(993)	3,674

Average allocated shareholders' equity[2]	11,681	23,631	13,995	5,329	11,717	66,353
Deduct: Average allocated goodwill and other intangible assets[2,3]	776	804	101	2,957	2,112	6,750
Average allocated tangible shareholders' equity[2]	10,905	22,827	13,894	2,372	9,605	59,603
Post-tax return on average shareholders’ equity[2,4]	11.9%	9.1%	5.1%	8.0%	N/M	5.5%
Post-tax return on average tangible shareholders’ equity[2]	12.7%	9.4%	5.1%	18.0%	N/M	6.2%
N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1Represents the estimated coupons to be paid to the AT1 instruments at the next payment date, as of the respective reporting period
2 Starting from the first quarter of 2024, the equity allocation framework has been updated. For more information please refer to section “Note 04 - Business segments and related information” of this report
3Goodwill and other intangible assets related to the non-controlling interests in DWS are excluded
4 Profit (loss) attributable to additional equity components is deducted in the bank’s return‑on‑equity calculation. The amount represents the estimated coupons to be paid to the AT1 instruments at the next payment date, as of the respective reporting period. The actual AT1 coupons paid in the financial year 2024 amounted to € 574 million

Deutsche Bank	Non-GAAP financial measures
Annual Report 2025	Return on Equity Ratios

	2023
in € m. (unless stated otherwise)	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total
Profit (loss) before tax	2,828	1,880	1,032	396	1,817	7,955
Profit (loss)	2,036	1,354	743	285	2,033	6,452
Profit (loss) attributable to noncontrolling interests	—	—	—	—	119	119
Profit (loss) attributable to Deutsche Bank shareholders and additional equity components	2,036	1,354	743	285	1,913	6,332
Profit (loss) attributable to additional equity components[1]	107	226	123	22	83	560
Profit (loss) attributable to Deutsche Bank shareholders	1,930	1,128	620	264	1,831	5,772

Average allocated shareholders' equity	11,280	22,953	13,681	5,103	10,132	63,149
Deduct: Average allocated goodwill and other intangible assets[2]	849	835	789	2,944	1,017	6,434
Average allocated tangible shareholders' equity	10,431	22,118	12,892	2,159	9,114	56,716
Post-tax return on average shareholders’ equity[3]	17.1%	4.9%	4.5%	5.2%	N/M	9.1%
Post-tax return on average tangible shareholders’ equity	18.5%	5.1%	4.8%	12.2%	N/M	10.2%
N/M – Not meaningful
Prior year’s comparatives aligned to presentation in the current year
1 Represents the estimated coupons to be paid to the AT1 instruments at the next payment date, as of the respective reporting period
2 Goodwill and other intangible assets related to the non-controlling interests in DWS are excluded
3 Profit (loss) attributable to additional equity components is deducted in the bank’s return‑on‑equity calculation. The amount represents the estimated coupons to be paid to the AT1 instruments at the next payment date, as of the respective reporting period. The actual AT1 coupons paid in the financial year 2023 amounted to € 498 million

Deutsche Bank	Non-GAAP financial measures
Annual Report 2025	Net interest income in the key banking book segments
Net interest income in the key banking book segments
Deutsche Bank applies a prudent approach to modelling and managing interest rate risk in its banking book. The bank’s objective is to limit the sensitivity of net interest income and to stabilize net interest margins arising from fixed-rate, non‑maturity balance sheet items. Consistent with industry practice, Deutsche Bank models its deposit portfolios based on behavioral stability and rate sensitivity. Deposits with no assumed rate sensitivity are considered stable and are assumed not to reprice materially, even in the event of significant changes in market interest rates. These deposits therefore represent a source of interest rate risk.
If such rate‑insensitive deposits were invested solely in short‑term instruments, net interest income would become highly sensitive to short‑term interest rate movements, resulting in considerable volatility. To protect the net interest income of rate‑insensitive deposits, Deutsche Bank undertakes interest rate hedging by investing these deposits over a medium‑term horizon, predominantly through structures with a typical 10‑year tractor profile. As a result, the net interest income of these deposits is primarily sensitive to the reinvestment of the hedge portfolio, representing approximately 10% of the total portfolio that is exposed to movements in 10‑year rates.
The bank’s deposit net interest income hedge is a rolling mid‑term portfolio that provides protection through the interest rate cycle. The hedge duration is continuously monitored and adjusted according to Deutsche Banks’ modelling framework, including assumptions on client behavior as well as local and regulatory requirements. Deutsche Bank uses a range of strategies and balance sheet measures to implement this approach.
‘Net interest income in the key banking book segments’ is a non‑GAAP financial measure. The most directly comparable
IFRS measure is ‘Net interest income’. Key banking book segments are defined as those business segments in which net interest income from banking book activities constitutes a material share of overall revenue. Net interest income in these segments is calculated as the Group’s total net interest income, excluding other funding‑related effects (such as centrally managed funding costs) and impacts arising from accounting asymmetries between the Group’s trading book and associated hedging activities. The Group considers this presentation to provide a more meaningful reflection of the net interest income generated by its operating businesses.
Accounting asymmetry in the recognition of the Group’s trading book and related hedging activities primarily arise when funding costs related to trading book positions are reported within net interest income, while the corresponding revenues on the underlying positions are recognized in noninterest income. Conversely, asymmetries can result when fair‑valued instruments are used to hedge positions in the key banking book segments: the income or expense of the hedged item is recorded as interest income, while the hedge result is recorded within noninterest income. These effects mainly occur in the Investment Bank (excluding FIC Financing), Asset Management and Corporate & Other, including
Treasury, other than held in the key banking book segments.
The following table provides a reconciliation of the Group’s net interest income to the net interest income in the key banking book segments:

Deutsche Bank	Non-GAAP financial measures
Annual Report 2025	Net interest income in the key banking book segments

in € m. (unless stated otherwise)	2025	2024	2023

Group
Net interest income	15,673	15,161	16,122
Key banking book segments and other funding effects[1]	13,337	13,218	13,258
Key banking book segments	13,670	13,433	13,995
Other funding effects[1]	(333)	(216)	(737)
Accounting asymmetry driven[2]	2,336	1,943	2,864
Average interest earning assets[3] (in € bn)	1,041	1,002	978
Net interest margin[4]	1.5%	1.5%	1.6%

Key banking book segments
Corporate Bank
Net interest income	4,567	4,987	5,241
Average interest earning assets[3] (in € bn)	130	126	124
Net interest margin[4]	3.5%	4.0%	4.2%

Investment Bank Fixed Income and Currencies: Financing
Net interest income	2,933	2,661	2,599
Average interest earning assets[3] (in € bn)	105	96	92
Net interest margin[4]	2.8%	2.8%	2.8%

Private Bank
Net interest income	6,169	5,786	6,156
Average interest earning assets[3] (in € bn)	253	262	264
Net interest margin[4]	2.4%	2.2%	2.3%

Total Key banking book segments
Net interest income	13,670	13,433	13,995
Average interest earning assets[3] (in € bn)	488	484	480
Net interest margin[4]	2.8%	2.8%	2.9%
1Other funding effects represents banking book net interest income arising primarily from Treasury funding activities that are not allocated to the key banking book segments but are allocated to other segments or held centrally in Corporate & Other
2Accounting asymmetry in the recognition of the Group’s trading book and related hedging activities primarily arises from funding costs associated with trading book positions where the funding cost is reported in net interest income but is offset by revenues on the underlying positions recorded in noninterest income. Conversely, it can also arise from the use of fair valued instruments to hedge key banking book segments positions where the cost or income of the underlying position is recorded as interest income, but the hedge impact is recorded as a noninterest income. These effects from trading book and related hedge activities primarily occur in the Investment
Bank (ex FIC Financing), Asset Management and Corporate & Other including Treasury other than held in the key banking book segments
3Interest earning assets are financial instruments or investments that generate interest income in the form of interest payments. Interest earnings assets are averaged on a monthly basis and across quarters and for the full year
4For the Group and the segments, net interest income (before provision for credit losses) as a percentage of average total interest earnings assets. Net interest margins per segment are based on their contribution to the Group results

Deutsche Bank	Non-GAAP financial measures
Annual Report 2025	Adjusted costs/nonoperating costs
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
noninterest expenses excluding the impact of these items provides a more meaningful depiction of the costs associated with the operating businesses.

	2025
in € m	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total consolidated
Noninterest expenses	4,603	6,675	6,738	1,823	819	20,658
Nonoperating costs
Impairment of goodwill and other intangible assets	—	—	—	—	—	—
Litigation charges, net	(9)	65	29	6	88	179
Restructuring and severance	29	48	78	19	8	183
Total nonoperating costs	21	113	107	25	96	362
Adjusted costs	4,582	6,563	6,631	1,798	724	20,297

	2024
in € m	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total consolidated
Noninterest expenses	5,058	6,660	7,331	1,823	2,100	22,971
Nonoperating costs
Impairment of goodwill and other intangible assets	—	—	—	—	—	—
Litigation charges, net	376	126	28	13	1,491	2,035
Restructuring and severance	103	101	301	24	1	529
Total nonoperating costs	479	227	330	37	1,491	2,564
Adjusted costs	4,579	6,433	7,001	1,786	608	20,407
Prior year’s comparatives aligned to presentation in the current year

	2023
in € m	Corporate Bank	Investment Bank	Private Bank	Asset Management	Corporate & Other	Total consolidated
Noninterest expenses	4,623	6,846	7,755	1,825	647	21,695
Nonoperating costs
Impairment of goodwill and other intangible assets	—	233	—	—	—	233
Litigation charges, net	53	147	123	26	(37)	311
Restructuring and severance	76	87	346	34	23	566
Total nonoperating costs	129	468	468	59	(14)	1,110
Adjusted costs	4,495	6,378	7,287	1,765	661	20,585
Prior year’s comparatives aligned to presentation in the current year
Revenues and costs on a currency adjusted basis
Revenues and costs on a currency-adjusted basis are calculated by translating prior-period revenues or costs that were generated or incurred in non-euro currencies into euros at the foreign exchange rates that prevailed during the current year period. These adjusted figures, and period-to-period percentage changes based thereon, are intended to provide information on the development of underlying business volumes and costs.

Deutsche Bank	Non-GAAP financial measures
Annual Report 2025	Net assets (adjusted)
Net assets (adjusted)
Net assets (adjusted) are defined as IFRS Total assets adjusted to reflect the recognition of legal netting agreements, offsetting of cash collateral received and paid and offsetting pending settlements balances. The Group believes that a presentation of net assets (adjusted) makes comparisons to its competitors easier.

in € b. (unless stated otherwise)	2025	2024	2023
Total assets	1,440	1,391	1,317
Deduct: Derivatives (incl. hedging derivatives) credit line netting	181	230	196
Deduct: Derivatives cash collateral received/paid	60	59	56
Deduct: Securities Financing Transactions credit line netting	2	2	2
Deduct: Pending settlements netting	53	13	29
Net assets (adjusted)	1,144	1,087	1,034
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
intangible assets. Tangible book value per basic share outstanding is computed by dividing tangible book value by period-end basic shares outstanding.
Tangible Book Value

in € m.				2025 increase (decrease) from 2024		2024 increase (decrease) from 2023
(unless stated otherwise)	2025	2024	2023	in € m.	in %	in € m.	in %
Total shareholders’ equity (Book value)	69,015	68,709	65,999	306	0%	2,711	4%
Goodwill and other intangible assets[1]	(6,843)	(6,962)	(6,573)	119	(2)%	(389)	6%
Tangible shareholders’ equity (Tangible book value)	62,172	61,747	59,426	425	1%	2,321	4%
1Excludes Goodwill and other intangible assets attributable to partial sale of DWS
Basic Shares Outstanding

in € m.				2025 increase (decrease) from 2024		2024 increase (decrease) from 2023
(unless stated otherwise)	2025	2024	2023	in € m.	in %	in € m.	in %
Number of shares	1,910.6	1,994.7	2,040.2	(84.1)	(4.2)	(45.5)	(2.2)
Shares outstanding:
Treasury shares	(7.7)	(49.6)	(48.2)	41.9	(84.5)	(1.4)	2.9
Vested share awards	36.7	38.5	46.3	(1.8)	(4.8)	(7.8)	(16.9)
Basic shares outstanding	1,939.5	1,983.6	2,038.4	(44.1)	(2.2)	(54.8)	(2.7)

Book value per basic share outstanding in €	35.58	34.64	32.38	0.94	2.7	2.26	7.0
Tangible book value per basic share outstanding in €	32.06	31.13	29.15	0.93	3.0	1.98	6.8

Deutsche Bank	Non-GAAP financial measures
Annual Report 2025	CRR/CRD Regulatory measures
CRR/CRD Regulatory measures
The Group’s regulatory assets, exposures, risk-weighted assets, capital and ratios are calculated for regulatory purposes and are set forth throughout this document under the CRR/CRD as currently applicable.
For the comparative period year end 2021, certain figures are based on the CRR definition of own fund instruments
(applicable for Additional Tier 1 (AT1) capital and Tier 2 capital and figures based thereon, including Tier 1, Total Capital and Leverage Ratio) are presented on a “fully loaded” basis. Such fully loaded figures are calculated excluding the transitional arrangements for own fund instruments as provided in the respectively applicable CRR/CRD. Deutsche Bank had immaterial amounts of such instruments outstanding at year end 2022 and 2023. Measures calculated pursuant to the Group’s fully loaded methodology are non-GAAP financial measures.
Starting with the third quarter 2024, until the discontinuation in the fourth quarter 2025, Deutsche Bank had adopted the temporary treatment of unrealized gains and losses measured at fair value through OCI in accordance with Article
468 CRR. The impact of this implementation is presented in the section “Key risk metrics”.

Deutsche Bank	Declaration of Backing
Annual Report 2025
[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	Declaration of Backing
Annual Report 2025
[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	Group Five-Year Record
Annual Report 2025
[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	Group Five-Year Record
Annual Report 2025
[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	Imprint
Annual Report 2025
[Page intentionally left blank for SEC filing purposes]

Deutsche Bank	Supplemental Financial Information (Unaudited)
Annual Report 2025 on Form 20-F
Supplemental Financial Information (Unaudited)
Information required by subpart 1400 of SEC Regulation S-K
Amounts for 2025, 2024 and 2023 are prepared in accordance with IFRS as issued by the IASB, consistent with the
Group’s Consolidated Financial Statements in this report.

Deutsche Bank	Supplemental Financial Information (Unaudited)
Annual Report 2025 on Form 20-F
Financial condition
Average balance sheet based upon month-end balances

Average balance sheet and interest and similar income	2025			2024			2023
in € m. (unless stated otherwise)	Average balance	Interest and similar income	Average yield/rate	Average balance	Interest and similar income	Average yield/rate	Average balance	Interest and similar income	Average yield/rate
Assets:[1]
Interest-earning deposits with banks:[2,4]
In German offices	47,247	1,242	2.63%	58,807	2,725	4.63%	76,885	2,723	3.54%
In Non-German offices	84,307	3,751	4.45%	85,074	4,964	5.83%	87,356	4,915	5.63%
Total interest-earning deposits with banks	131,553	4,993	3.80%	143,880	7,689	5.34%	164,241	7,638	4.65%
Central bank funds sold:[5]
In German offices	—	—	N/M	—	—	N/M	—	—	N/M
In Non-German offices	—	—	N/M	—	1	N/M	—	1	N/M
Total central bank funds sold	—	—	N/M	—	1	N/M	—	1	N/M
Securities purchased under resale agreements:[4,5]
In German offices	20,600	955	4.64%	14,462	895	6.19%	5,212	389	7.46%
In Non-German offices	16,496	1,281	7.76%	10,976	1,040	9.48%	6,864	679	9.90%
Total securities purchased under resale agreements	37,095	2,236	6.03%	25,438	1,935	7.61%	12,076	1,068	8.85%
Securities borrowed:[4]
In German offices	18	3	15.58%	32	3	8.22%	73	2	3.04%
In Non-German offices	20	—	N/M	16	—	N/M	2	3	N/M
Total securities borrowed	37	3	7.37%	49	3	5.44%	75	5	6.98%
Interest-earning financial assets at fair value through profit or loss:[4]
In German offices	73,485	1,687	2.30%	65,667	2,003	3.05%	61,225	1,475	2.41%
In Non-German offices	202,335	10,240	5.06%	186,580	10,402	5.58%	155,018	8,005	5.16%
Total interest-earning financial assets at fair value through profit or loss	275,820	11,927	4.32%	252,247	12,405	4.92%	216,243	9,480	4.38%
Financial assets at fair value through OCI:[4]
In German offices	4,245	89	2.10%	3,866	81	2.10%	3,754	73	1.94%
In Non-German offices	38,562	1,356	3.52%	35,778	1,359	3.80%	27,568	1,027	3.72%
Total financial assets at fair value through OCI	42,808	1,445	3.38%	39,644	1,440	3.63%	31,322	1,100	3.51%
Loans at amortized cost:[3,4]
In German offices	248,974	7,259	2.92%	255,185	7,757	3.04%	262,486	7,271	2.77%
In Non-German offices	232,703	13,988	6.01%	229,014	15,573	6.80%	227,552	14,760	6.49%
Total loans	481,676	21,248	4.41%	484,199	23,330	4.80%	490,038	22,032	4.50%
Total other interest-earning assets[4]	71,995	2,546	3.54%	56,237	2,127	3.78%	63,629	2,066	3.25%
Total interest-earning assets	1,040,986	44,397	4.26%	1,001,695	48,928	4.88%	977,624	43,389	4.44%
Cash and due from banks	21,571			20,526			17,188
Noninterest-earning financial assets at fair value through profit or loss:
In German offices	113,208			114,121			131,000
In Non-German offices	145,723			133,943			139,411
All other assets	116,659			105,303			92,682
Allowance for credit losses	(5,922)			(5,544)			(5,170)
Total assets	1,432,225			1,370,042			1,352,734
% of assets attributable to Non-German offices	46%			45%			44%

Deutsche Bank	Supplemental Financial Information (Unaudited)
Annual Report 2025 on Form 20-F

Average balance sheet and interest expense	2025			2024			2023
in € m. (unless stated otherwise)	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
Liabilities and equity:[1]
Interest-bearing deposits:[4]
In German offices:
Time deposits	104,644	2,935	2.80%	112,564	4,393	3.90%	105,401	3,717	3.53%
Savings deposits	87,278	1,074	1.23%	87,437	1,175	1.34%	81,730	624	0.76%
Demand deposits	109,814	1,833	1.67%	96,261	2,635	2.74%	68,340	1,604	2.35%
Total in German offices	301,736	5,843	1.94%	296,261	8,203	2.77%	255,472	5,945	2.33%
In Non-German offices:
Time deposits	99,379	3,896	3.92%	89,683	4,009	4.47%	66,861	3,156	4.72%
Savings deposits	1,258	102	8.11%	1,330	104	7.82%	1,475	86	5.85%
Demand deposits	93,796	2,117	2.26%	82,735	2,091	2.53%	78,820	1,445	1.83%
Total in Non-German offices	194,433	6,115	3.15%	173,748	6,204	3.57%	147,156	4,688	3.19%
Total interest-bearing deposits	496,169	11,958	2.41%	470,010	14,407	3.07%	402,628	10,632	2.64%
Central bank funds purchased:[5]
In German offices	—	—	—%	—	—	—%	—	—	—%
In Non-German offices	992	37	3.71%	303	40	13.06%	578	39	6.71%
Total central bank funds purchased	992	37	3.71%	303	40	13.06%	578	39	6.71%
Securities sold under repurchase agreements:[4,5]
In German offices	1,900	322	16.93%	2,236	424	18.95%	998	169	16.98%
In Non-German offices	1,046	492	47.07%	466	245	52.56%	340	180	52.84%
Total securities sold under repurchase agreements	2,947	814	27.63%	2,702	669	24.74%	1,338	349	26.10%
Securities loaned:[4]
In German offices	—	—	N/M	—	—	N/M	3	—	N/M
In Non-German offices	2	2	N/M	5	5	N/M	6	13	N/M
Total securities loaned	2	2	N/M	5	5	N/M	10	13	N/M
Interest-bearing financial liabilities at fair value through profit or loss:[4]
In German offices	55,254	1,814	3.28%	47,341	1,723	3.64%	40,832	1,004	2.46%
In Non-German offices	105,571	5,693	5.39%	99,360	6,726	6.77%	99,399	5,937	5.97%
Total interest-bearing financial liabilities at fair value through profit or loss	160,825	7,507	4.67%	146,702	8,449	5.76%	140,231	6,941	4.95%
Commercial paper:[5]
In German offices	3,149	91	2.88%	1,369	62	4.57%	1,870	83	4.42%
In Non-German offices	7,608	266	3.49%	2,776	128	4.61%	1,236	61	4.96%
Total commercial paper	10,757	356	3.31%	4,145	191	4.60%	3,106	144	4.63%
Other short-term borrowings:[4]
In German offices	1,333	50	3.74%	1,449	72	4.99%	1,073	30	2.79%
In Non-German offices	3,186	112	3.52%	3,673	127	3.46%	2,817	136	4.82%
Total other short-term borrowings	4,519	162	3.58%	5,122	199	3.89%	3,890	166	4.26%
Long-term debt and trust preferred securities:[4]
In German offices	89,874	3,337	3.71%	86,734	4,593	5.30%	89,391	3,885	4.35%
In Non-German offices	25,042	1,799	7.18%	27,937	2,189	7.83%	35,405	2,280	6.44%
Total long-term debt and trust preferred securities	114,916	5,136	4.47%	114,671	6,781	5.91%	124,796	6,165	4.94%
Total other interest-bearing liabilities[4]	57,736	2,752	4.77%	53,525	3,028	5.66%	59,379	2,819	4.75%
Total interest-bearing liabilities	848,862	28,724	3.38%	797,184	33,768	4.24%	735,956	27,267	3.71%

Deutsche Bank	Supplemental Financial Information (Unaudited)
Annual Report 2025 on Form 20-F

Average balance sheet and interest expense	2025			2024			2023
in € m. (unless stated otherwise)	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate	Average balance	Interest	Average yield/rate
Noninterest-bearing deposits:
In German offices	149,468			152,658			188,312
In Non-German offices	20,886			21,590			23,859
Noninterest-bearing financial liabilities at fair value through profit or loss:
In German offices	95,714			98,482			112,497
In Non-German offices	139,426			135,405			142,339
All other noninterest-bearing liabilities	96,095			87,082			76,282
Total shareholders’ equity	68,543			66,353			63,149
Additional equity components	11,686			9,603			8,563
Noncontrolling interests	1,545			1,684			1,778
Total equity	81,774			77,641			73,490
Total liabilities and equity	1,432,225			1,370,042			1,352,734
% of liabilities attributable to Non-German offices	43%			42%			41%
Rate spread	0.88%			0.65%			0.73%
Net interest margin (Net interest income to total interest-earning assets):
In German offices	0.08%			(0.39%)			0.21%
In Non-German offices	2.52%			2.90%			2.81%
Total	1.51%			1.51%			1.65%
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
Securities sold under repurchase agreements and Commercial paper have been disclosed separately along with prior year’s figure.

Deutsche Bank	Supplemental Financial Information (Unaudited)
Annual Report 2025 on Form 20-F
Analysis of changes in interest and similar income and interest expense

	2025 over 2024 due to changes in¹			2024 over 2023 due to changes in¹
in € m.	Net change	Volume	Rate	Net change	Volume	Rate
Interest and similar income:
Interest-earning deposits with banks:
German offices	(1,483)	(463)	(1,019)	2	(726)	727
Non-German offices	(1,212)	(44)	(1,168)	49	(130)	179
Total interest-earning deposits with banks	(2,695)	(508)	(2,188)	51	(856)	907
Central bank funds sold:
German offices	—	—	—	—	—	—
Non-German offices	—	—	—	—	—	—
Total central bank funds sold	—	—	—	—	—	—
Securities purchased under resale agreements:
German offices	60	320	(260)	506	583	(77)
Non-German offices	241	454	(213)	361	391	(30)
Total securities purchased under resale agreements	301	773	(473)	867	973	(107)
Securities borrowed:
German offices	—	(2)	2	—	(2)	2
Non-German offices	—	—	—	(3)	3	(6)
Total securities borrowed	—	(2)	2	(3)	1	(3)
Financial assets at fair value through profit or loss:
German offices	(316)	219	(535)	528	113	415
Non-German offices	(162)	840	(1,002)	2,397	1,723	674
Total financial assets at fair value through profit or loss	(478)	1,059	(1,537)	2,926	1,836	1,089
Financial assets at fair value through OCI:
German offices	8	8	—	8	2	6
Non-German offices	(3)	102	(104)	332	311	21
Total financial assets at fair value through OCI	5	110	(105)	341	314	27
Loans at amortized cost:
German offices	(497)	(186)	(311)	485	(207)	692
Non-German offices	(1,585)	247	(1,832)	813	95	717
Total loans	(2,082)	61	(2,143)	1,298	(111)	1,409
Other interest-earning assets	419	379	41	60	(268)	329
Total interest and similar income	(4,530)	1,873	(6,403)	5,539	1,889	3,650
Interest expense:
Interest-bearing deposits:
German offices	(2,360)	149	(2,509)	2,258	1,031	1,227
Non-German offices	(89)	695	(783)	1,516	908	608
Total interest-bearing deposits	(2,449)	844	(3,292)	3,775	1,940	1,835
Central bank funds purchased:
German offices	—	—	—	—	—	—
Non-German offices	(3)	41	(44)	1	(24)	25
Total central bank funds purchased agreements	(3)	41	(44)	1	(24)	25
Securities sold under repurchase agreements:
German offices	(102)	(60)	(42)	254	233	22
Non-German offices	248	276	(28)	65	66	(1)
Total securities sold under repurchase agreements	146	216	(70)	319	299	21
Securities loaned:
German offices	—	—	—	—	—	—
Non-German offices	(3)	(3)	1	(8)	(2)	(6)
Total securities loaned	(3)	(3)	1	(8)	(2)	(6)
Financial liabilities at fair value through profit or loss:
German offices	90	270	(180)	719	179	540

Deutsche Bank	Supplemental Financial Information (Unaudited)
Annual Report 2025 on Form 20-F

	2025 over 2024 due to changes in¹			2024 over 2023 due to changes in¹
Non-German offices	(1,032)	400	(1,433)	789	(2)	791
Total financial liabilities at fair value through profit or loss	(942)	670	(1,613)	1,508	177	1,331
Commercial paper:
German offices	28	58	(30)	(20)	(23)	3
Non-German offices	138	175	(38)	67	71	(5)
Total commercial paper	166	233	(67)	47	49	(2)
Other short-term borrowings:
German offices	(22)	(5)	(17)	42	13	29
Non-German offices	(15)	(17)	2	(9)	35	(44)
Total other short-term borrowings	(37)	(23)	(15)	34	48	(15)
Long-term debt and trust preferred securities:
German offices	(1,255)	161	(1,416)	708	(119)	826
Non-German offices	(390)	(216)	(173)	(91)	(532)	441
Total long-term debt and trust preferred securities	(1,645)	(55)	(1,590)	616	(651)	1,267
Other interest-bearing liabilities	(276)	193	(469)	209	(296)	505
Total interest expense	(5,043)	2,115	(7,159)	6,500	1,540	4,961
Net change in net interest income	513	(243)	756	(961)	349	(1,310)
1Changes due to combination of volume and rate are allocated proportionally.

Deutsche Bank	Supplemental Financial Information (Unaudited)
Annual Report 2025 on Form 20-F
Investment portfolio
The Group’s total investment portfolio as of December 31, 2025, was € 78.4 billion (debt securities at fair value through other comprehensive income € 38.1 billion and debt securities at amortized cost € 40.3 billion). The following table presents the approximate weighted-average yields (based on amortized cost) by maturity distribution of the Group’s investment portfolio as of December 31, 2025:

	Up to one year		More than one year and up to five years		More than five years and up to ten years		More than ten years		Total
in € m.	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
German government	63	2.5%	63	3.5%	3,342	2.1%	1,087	2.2%	4,556	2.2%
U.S. Treasury and U.S. government agencies	1,336	1.2%	3,530	1.4%	8,780	2.4%	578	2.5%	14,224	2.0%
U.S. local (municipal) governments	54	5.8%	137	5.8%	—	—%	1,028	8.3%	1,218	7.8%
Other foreign governments	5,077	3.4%	9,733	2.9%	31,487	2.6%	2,674	1.5%	48,971	2.7%
Corporates	82	3.7%	1,165	5.5%	93	7.6%	48	—%	1,388	5.4%
Other asset-backed securities	—	—%	—	—%	152	3.3%	—	—%	152	3.3%
Mortgage-backed securities, including obligations of U.S. federal agencies	2,829	5.4%	437	4.4%	374	3.9%	481	4.3%	4,121	5.0%
Other debt securities	1,634	1.4%	959	3.2%	179	3.5%	952	3.6%	3,724	2.5%

Deutsche Bank	Supplemental Financial Information (Unaudited)
Annual Report 2025 on Form 20-F
Loan Portfolio
Analysis of maturities of the Group’s loan portfolio (excluding lease financing)

Dec 31, 2025 in € m.	Within 1 year	After 1 but within 5 years	After 5 but within 15 years	After 15 years	Total
German:
Agriculture, forestry and fishing	41	24	88	34	188
Mining and quarrying	17	8	11	1	37
Manufacturing	5,296	3,144	913	216	9,570
Electricity, gas, steam and air conditioning supply	179	223	350	83	834
Water supply, sewerage, waste management and remediation activities	101	67	101	23	292
Construction	368	223	367	310	1,268
Wholesale and retail trade, repair of motor vehicles and motorcycles	4,560	893	641	378	6,471
Transport and storage	522	193	371	41	1,128
Accommodation and food service activities	166	129	431	121	847
Information and communication	395	256	106	133	890
Financial and insurance activities	2,937	4,352	1,881	1,121	10,291
Real estate activities	1,525	1,445	2,939	4,023	9,932
Professional, scientific and technical activities	989	1,387	1,586	1,489	5,451
Administrative and support service activities	350	382	275	382	1,389
Public administration and defense, compulsory social security	252	90	132	235	708
Education	16	18	29	35	97
Human health services and social work activities	240	361	1,153	564	2,317
Arts, entertainment and recreation	30	31	71	92	225
Other service activities	817	846	1,119	194	2,977
Activities of households as employers, undifferentiated goods- and services-producing activities of households for own use	5,824	19,612	57,777	77,356	160,569
Activities of extraterritorial organizations and bodies	—				—
Total German	24,626	33,683	70,342	86,832	215,482
Non-German:
Agriculture, forestry and fishing	75	52	31	2	160
Mining and quarrying	2,556	638	399	5	3,597
Manufacturing	12,586	4,271	1,655	128	18,641
Electricity, gas, steam and air conditioning supply	1,738	1,911	473	173	4,294
Water supply, sewerage, waste management and remediation activities	176	169	78	1	424
Construction	1,574	1,671	559	239	4,042
Wholesale and retail trade, repair of motor vehicles and motorcycles	12,390	2,241	670	556	15,857
Transport and storage	886	1,867	750	63	3,566
Accommodation and food service activities	748	1,293	724	62	2,827
Information and communication	4,073	4,970	332	245	9,620
Financial and insurance activities	45,947	69,696	9,980	2,572	128,195
Real estate activities	13,863	20,138	2,583	637	37,221
Professional, scientific and technical activities	1,696	2,373	718	258	5,046
Administrative and support service activities	2,015	3,157	547	54	5,773
Public administration and defense, compulsory social security	1,579	1,573	3,956	336	7,443
Education	95	95	22	15	228
Human health services and social work activities	316	832	286	155	1,589
Arts, entertainment and recreation	41	306	294	15	655
Other service activities	4,335	1,052	1,308	234	6,929
Activities of households as employers, undifferentiated goods- and services-producing activities of households for own use	7,692	8,864	9,098	7,554	33,208
Activities of extraterritorial organizations and bodies	12	4	—		16
Total Non-German	114,391	127,172	34,463	13,304	289,331
Gross loans	139,017	160,855	104,805	100,135	504,813
(Deferred expense)/unearned income	36	207	636	313	1,191
Loans less (deferred expense)/unearned income	138,981	160,648	104,169	99,822	503,622

Deutsche Bank	Supplemental Financial Information (Unaudited)
Annual Report 2025 on Form 20-F
Volumes of loans in loan portfolio (excluding lease financing) with residual maturities of more than one year from that date

Dec 31, 2025 in € m.	Within 1 years	After one but within 5 years	After 5 but within 15 years	After 15 years	Total
Fixed rate loans	42,875	44,201	79,299	89,273	255,647
Floating or adjustable rate loans	96,142	116,654	25,506	10,862	249,165
Total	139,017	160,855	104,805	100,135	504,813
Allowances for Credit Losses
In accordance with updated SEC disclosure requirements as of September 2020, we below show Loans at amortized cost, Allowance for loan losses, net charge offs and two credit ratios by NACE code. Numbers for exposures and allowances differ from those disclosed in the Asset Quality section of this report, where we apply a broader scope (all
Financial assets at amortized cost rather than just loans) in line with IFRS 9 requirements.
Loans at amortized Cost by Industry type

	Dec 31, 2025
in € m.	Loans at amortized cost (Gross carrying Amount)	Allowance for credit losses	Net Charge Offs	Allowance for credit losses to total loans at amortized cost at end of period (%) ¹	Net charge-offs during the period to average loans at amortized cost outstanding during the period (%)
Agriculture, forestry and fishing	346	7	(1)	1.89%	(0.29)%
Mining and quarrying	1,964	19	(1)	0.99%	(0.02)%
Manufacturing	26,496	604	55	2.28%	0.22%
Electricity, gas, steam and air conditioning supply	4,787	81	25	1.69%	0.57%
Water supply, sewerage, waste management and remediation activities	675	6	2	0.92%	0.26%
Construction	4,628	115	8	2.50%	0.17%
Wholesale and retail trade, repair of motor vehicles and motorcycles	21,094	504	27	2.39%	0.13%
Transport and storage	4,580	85	11	1.86%	0.23%
Accommodation and food service activities	3,560	41	3	1.16%	0.10%
Information and communication	8,920	119	8	1.34%	0.09%
Financial and insurance activities	129,848	775	124	0.60%	0.10%
Real estate activities	45,505	842	286	1.85%	0.59%
Professional, scientific and technical activities	9,873	137	16	1.39%	0.20%
Administrative and support service activities	6,820	62	(6)	0.91%	(0.08)%
Public administration and defense, compulsory social security	7,758	26	(1)	0.34%	(0.02)%
Education	249	3	—	1.31%	0.16%
Human health services and social work activities	3,808	36	16	0.96%	0.40%
Arts, entertainment and recreation	851	10	1	1.21%	0.20%
Other service activities	7,048	155	35	2.20%	0.44%
Activities of households as employers, undifferentiated goods- and services-producing activities of households for own use	195,459	2,419	230	1.24%	0.12%
Activities of extraterritorial organizations and bodies	4	—	—	2.91%	(0.06)%
Total	484,270	6,049	838	1.25%	0.17%
1Credit ratio defined as allowance for credit losses to total loans at amortized cost at the end of period in this table excludes collateral. Considering collateral, credit ratio is materially higher.
Loans at Amortized Cost exposure decreased by € 5 billion or 1% in 2025 compared to 2024 driven by Investment Bank and Private Bank.
Loan loss allowance increased by € 381 million or 7% in 2025, which was mainly driven by stage 3 due to additional charges in the CRE portfolio and Direct Lending and Infrastructure Business within Investment Bank as well as new defaults in Private Bank.

Deutsche Bank	Supplemental Financial Information (Unaudited)
Annual Report 2025 on Form 20-F
Net charge-offs declined by € 234 million or 22% in 2025 due to a decrease in gross charge-offs mainly driven by
Households.

	Dec 31, 2024
in € m.	Loans at amortized cost (Gross carrying Amount)	Allowance for credit losses	Net Charge Offs	Allowance for credit losses to total loans at amortized cost at end of period (%) ¹	Net charge-offs during the period to average loans at amortized cost outstanding during the period (%)
Agriculture, forestry and fishing	336	6	—	1.77%	0.04%
Mining and quarrying	1,885	11	—	0.57%	—%
Manufacturing	26,634	596	49	2.24%	0.18%
Electricity, gas, steam and air conditioning supply	4,346	92	—	2.11%	—%
Water supply, sewerage, waste management and remediation activities	595	4	—	0.69%	0.06%
Construction	4,330	105	(59)	2.43%	(1.37)%
Wholesale and retail trade, repair of motor vehicles and motorcycles	21,405	375	86	1.75%	0.45%
Transport and storage	4,766	52	9	1.09%	0.18%
Accommodation and food service activities	2,665	32	5	1.22%	0.26%
Information and communication	8,930	79	128	0.89%	1.56%
Financial and insurance activities	126,640	853	29	0.67%	0.03%
Real estate activities	49,859	664	168	1.33%	0.36%
Professional, scientific and technical activities	6,276	104	20	1.66%	0.31%
Administrative and support service activities	8,921	61	41	0.68%	0.48%
Public administration and defense, compulsory social security	5,740	39	—	0.68%	(0.01)%
Education	295	3	—	0.91%	0.10%
Human health services and social work activities	4,130	29	—	0.70%	0.01%
Arts, entertainment and recreation	820	6	—	0.74%	0.04%
Other service activities	6,213	101	50	1.63%	0.26%
Activities of households as employers, undifferentiated goods- and services-producing activities of households for own use	204,788	2,457	495	1.20%	0.24%
Activities of extraterritorial organizations and bodies	5	—	—	2.70%	(0.04)%
Total	489,579	5,668	1,072	1.16%	0.22%
1Credit ratio defined as allowance for credit losses to total loans at amortized cost at the end of period in this table excludes collateral. Considering collateral, credit ratio is materially higher.
Loans at Amortized Cost exposure increased by € 5 billion or 1% in 2024 compared to 2023 driven by Investment Bank partly offset by Private Bank.
Loan loss allowance increased by € 498 million or 10% in 2024, which was mainly driven by stage 3 due to additional charges in the CRE portfolio and in Corporate Bank as well as new defaults in Private Bank, almost overcompensated by non-performing loans sales.
Net charge-offs increased by € 32 million or 3% in 2024, due to the increase of recoveries in Construction.

Deutsche Bank	Supplemental Financial Information (Unaudited)
Annual Report 2025 on Form 20-F

	Dec 31, 2023
in € m.	Loans at amortized cost (Gross carrying Amount)	Allowance for credit losses	Net Charge Offs	Allowance for credit losses to total loans at amortized cost at end of period (%) ¹	Net charge-offs during the period to average loans at amortized cost outstanding during the period (%)
Agriculture, forestry and fishing	384	5	2	1.41%	0.52%
Mining and quarrying	2,774	8	25	0.31%	1.03%
Manufacturing	28,397	531	179	1.87%	0.61%
Electricity, gas, steam and air conditioning supply	4,081	23	31	0.55%	0.67%
Water supply, sewerage, waste management and remediation activities	486	5	1	0.98%	0.16%
Construction	4,257	107	126	2.51%	3.00%
Wholesale and retail trade, repair of motor vehicles and motorcycles	21,030	400	120	1.90%	0.59%
Transport and storage	4,924	44	36	0.90%	0.69%
Accommodation and food service activities	1,862	31	3	1.67%	0.14%
Information and communication	7,589	49	88	0.64%	1.23%
Financial and insurance activities	110,901	753	100	0.68%	0.09%
Real estate activities	49,267	460	50	0.93%	0.10%
Professional, scientific and technical activities	6,889	91	36	1.32%	0.52%
Administrative and support service activities	8,911	140	4	1.57%	0.05%
Public administration and defense, compulsory social security	5,731	37	2	0.65%	0.04%
Education	279	3	—	1.10%	(0.03)%
Human health services and social work activities	4,390	25	—	0.58%	—%
Arts, entertainment and recreation	1,017	10	27	0.95%	2.62%
Other service activities	4,727	59	65	1.25%	1.61%
Activities of households as employers, undifferentiated goods- and services-producing activities of households for own use	216,630	2,387	208	1.10%	0.09%
Activities of extraterritorial organizations and bodies	—	—	—	0.80%	9.38%
Total	484,527	5,170	1,104	1.07%	0.23%
1Credit ratio defined as allowance for credit losses to total loans at amortized cost at the end of period in this table excludes collateral. Considering collateral, credit ratio is materially higher.
Loans at Amortized Cost exposure went up by € 4 billion or 1% in 2023 compared to 2022, across business divisions.
Loan loss allowance slightly increased by € 379 million or 8% in 2023, which was mainly driven by higher bookings and the release of the existing overlay in stage 3 in Private Bank (which at first application led to a decrease of Allowance for
Credit Losses), as explained earlier.
Net charge-offs increased by € 132 million or 14% in 2023 which was mainly due to Corporate Bank.

Deutsche Bank	Supplemental Financial Information (Unaudited)
Annual Report 2025 on Form 20-F
Foreign outstandings
The following tables list only those countries for which the cross-border outstandings exceeded 0.75% of the Group’s total assets as of December 31, 2025, 2024 and 2023. Offsetting of local country claims is done for third party liabilities of the respective foreign offices that represent legal obligations of the foreign offices and for which no payment is guaranteed at locations outside of the country of the office. As of December 31, 2025, there were no outstandings that exceeded 0.75% of total assets in any country currently facing debt restructuring or liquidity problems that the Group expects would materially impact the country’s ability to service its obligations.

	Dec 31, 2025
in € m. (unless stated otherwise)	Banks and other financial institutions	Governments and Official institutions	Other[1]	Commit- ments	Net local country claim	Total	in %
USA	15,447	44,842	94,142	9,033	143,004	306,468	21.36%
Italy	12,972	33,231	30,170	2,587	22,502	101,462	7.07%
Great Britain	4,739	27,476	34,106	12,585	11,487	90,393	6.30%
France	6,132	35,842	29,635	9,878	—	81,487	5.68%
Luxembourg	5,784	4,935	17,980	5,514	7,251	41,464	2.89%
Spain	5,305	13,750	13,282	2,294	—	34,631	2.41%
Belgium	1,527	18,918	11,345	1,735	—	33,525	2.34%
Switzerland	1,509	3,584	7,772	7,413	1,046	21,324	1.49%
Ireland	422	3,914	11,454	4,887	—	20,677	1.44%
Netherlands	2,845	3,745	8,515	5,322	—	20,427	1.42%
Austria	589	12,110	3,025	1,009	—	16,733	1.17%
1Other includes commercial and industrial, insurance and other loans.

	Dec 31, 2024
in € m. (unless stated otherwise)	Banks and other financial institutions	Governments and Official institutions	Other[1]	Commit- ments	Net local country claim	Total	in %
USA	3,520	49,908	102,191	9,330	134,481	299,430	21.59%
Great Britain	3,195	35,061	39,181	12,018	10,313	99,768	7.19%
Italy	8,667	28,245	21,084	2,552	22,283	82,831	5.97%
France	3,513	20,531	22,023	8,554	—	54,621	3.94%
Luxembourg	5,370	5,283	15,354	4,858	4,222	35,087	2.53%
Spain	5,261	12,724	10,439	2,166	—	30,590	2.21%
Belgium	1,105	10,187	9,018	2,074	—	22,384	1.61%
Switzerland	3,253	3,883	6,482	7,103	994	21,715	1.57%
Ireland	106	2,987	12,218	4,148	—	19,459	1.40%
Netherlands	2,186	3,234	8,328	5,617	—	19,365	1.40%
1Other includes commercial and industrial, insurance and other loans.

	Dec 31, 2023
in € m. (unless stated otherwise)	Banks and other financial institutions	Governments and Official institutions	Other[1]	Commit- ments	Net local country claim	Total	in %
USA	1,869	50,159	95,781	6,568	123,772	278,149	21.20%
Great Britain	1,991	28,112	18,924	10,914	20,107	80,048	6.10%
Italy	4,150	31,097	18,373	2,493	23,176	79,289	6.04%
France	2,142	15,926	18,279	7,675	2,892	46,914	3.57%
Luxembourg	6,658	4,148	14,899	5,166	6,871	37,742	2.88%
Spain	2,692	10,823	13,992	2,647	—	30,154	2.30%
Switzerland	1,458	4,650	7,536	9,335	1,529	24,508	1.87%
Netherlands	1,868	3,952	9,190	5,876	—	20,886	1.59%
Ireland	236	3,286	10,250	3,565	—	17,337	1.32%
Belgium	741	7,472	5,856	1,038	—	15,107	1.15%
China	3,121	5,514	1,519	403	—	10,557	0.80%
1Other includes commercial and industrial, insurance and other loans.

Deutsche Bank	Supplemental Financial Information (Unaudited)
Annual Report 2025 on Form 20-F
Deposits
Information regarding average deposits balances and average interest rates on deposits is outlined in the table of
Financial Condition above.
For purposes of the disclosure of uninsured time deposits, the residual amount of total time deposits versus insured time deposits has been considered. Insured time deposits have been identified considering both statutory and voluntary deposit protection schemes in each relevant jurisdiction. Below is an overview of the deposit protection schemes applicable for Deutsche Bank in its home country Germany:
Statutory depositor protection is stipulated by European directives in the European Union. These directives have been transformed into national law by the Deposit Guarantee Act (Einlagensicherungsgesetz, or EinSiG) in Germany. The
statutory guarantee scheme ensures entitlement to compensation amounting up to € 100,000 per depositor across all types of deposits – demand, time, and savings deposits – from selected depositors such as private individuals, partnerships, and corporations outside the financial industry.
The statutory deposit guarantee scheme is supplemented by a voluntary deposit guarantee fund established by the
Federal Association of German Banks (BdB). This additional scheme protects deposits from private individuals, partnerships, and corporations outside the financial industry, covering current, time, and savings deposits, to the extent these are not already covered by the statutory compensation scheme, up to a coverage level per depositor of 15% of the bank's own funds.
For this disclosure, across all domestic and foreign branches of Deutsche Bank AG, deposits from banks were considered
100% uninsured, deposits from retail clients 100% insured. For deposits from other depositors, a fixed percentage based on the proportion of time deposits to total deposits covered under the German statutory deposit guarantee scheme has been applied to estimate non-insured time deposits for this client group. All remaining entities of the Deutsche Bank
Group have determined the amount of uninsured time deposits following local requirements. As of year end 2025, the
Group did not have any time deposits under FDIC insurance coverage on its books.

in € m.	Dec 31, 2025
U.S. time deposits in excess of FDIC insurance limit or similar state deposit insurance regimes	—
Time deposits that are otherwise uninsured, by maturity
3 months or less	55,418
over 3 months to 6 months	22,066
over 6 months to 12 months	21,347
over 12 months	19,532
Total Time deposits that are otherwise uninsured	118,364
Total Uninsured time deposits	118,364

Total deposits by foreign depositors in German offices were €55.8 billion, €61.5 billion and €62.6 billion as of December
31, 2025, 2024 and 2023, respectively.

Deutsche Bank	Imprint
Annual Report 2025
Imprint
Deutsche Bank Aktiengesellschaft
Taunusanlage 12
60325 Frankfurt am Main (for letters and postcards: 60262)
Germany
Telephone: +49 69 910-00
deutsche.bank@db.com